Form 20-F
period 2016-12-31
Jupiter Gold Corp
filed 2017-05-15
CIK 1684688

UNITED STATES Securities and Exchange Commission WASHINGTON, D.C. 20549

FORM 20-F
(Mark One)
[  ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
[ ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report:

For the transition period from ______ to ______

Commission file number  333-214872

JUPITER GOLD CORPORATION
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant's name into English)

Republic of the Marshall Islands
(Jurisdiction of incorporation or organization)

Rua Vereador João Alves Praes nº 95-A
Olhos D'Água, MG 39398-000, Brazil
 (Address of principal executive offices)

Marc Fogassa
Rua Vereador João Alves Praes nº 95-A
Olhos D'Água, MG 39398-000, Brazil
Telephone:+55-31-3956-1109
Email: marc.fogassa@jupitergoldcorp.com
(Name, Telephone, E-mail and/or Facsimile number and Address, of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Common Stock, par value $0.001 per share
(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

There were 4,015,000 shares outstanding on May 11, 2017.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. [ ] Yes [X] No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.   [ ] Yes [X] No

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. [X] Yes [ ] No

            Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). [X] Yes [ ] No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

[ ] Large accelerated filer	[ ]Accelerated filer	[X] Non-accelerated filer

Indicate by check which basis of accounting the registrant has used to prepare the financial statements included in this filing:
US GAAP  [ X  ]  International Financial Reporting Standards as issued by the International Accounting Standards Board [  ]    Other  [  ]

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17  [   ]   Item 18  [   ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). [ ] Yes  [X] No

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F contains or incorporates by reference forward-looking statements.  All statements, other than statements of historical facts, that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future are forward-looking statements.  Such statements are characterized by terminology such as "anticipates," "believes," "expects," "future," "intends," "assuming," "projects," "plans," "will," "should" and similar expressions or the negative of those terms or other comparable terminology.  These forward-looking statements, which include statements about the mineral industry; market size, share and demand; performance; our expectations, objectives, anticipations, intentions and strategies regarding the future, expected operating results, revenues and earnings and potential litigation are not guarantees of future performance and are subject to risks and uncertainties, including those risks described under the heading "Risk Factors" set forth herein, or in the documents incorporated by reference herein, that could cause actual results to differ materially from the results contemplated by the forward-looking statements.

Investors are cautioned that our forward-looking statements are not guarantees of future performance and the actual results or developments may differ materially from the expectations expressed in the forward-looking statements.

As for the forward-looking statements that relate to future financial results and other projections, actual results will be different due to the inherent uncertainty of estimates, forecasts and projections may be better or worse than projected. Given these uncertainties, you should not place any reliance on these forward-looking statements. These forward-looking statements also represent our estimates and assumptions only as of the date that they were made. We expressly disclaim a duty to provide updates to these forward-looking statements, and the estimates and assumptions associated with them, after the date of this filing to reflect events or changes in circumstances or changes in expectations or the occurrence of anticipated events.

We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. You are advised, however, to consult any additional disclosures we make in our reports on Form 20-F and Form 6-K, or their successors. We also note that we have provided a cautionary discussion of risks and uncertainties under the caption "Risk Factors" in this Annual Report. These are factors that we think could cause our actual results to differ materially from expected results.  Other factors besides those listed here could also adversely affect us.

Information regarding market and industry statistics contained in this Annual Report is included based on information available to us which we believe is accurate. We have not reviewed or included data from all sources, and cannot assure stockholders of the accuracy or completeness of the data included in this Annual Report. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and the additional uncertainties accompanying any estimates of future market size, revenue and market acceptance of products and services.

PART I

Item 1.  Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

Item 3.A. Selected Financial Data

The following selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in these statements. The selected consolidated financial data presented below are derived from our audited consolidated financial statements as of December 31, 2016, and for the period from July 27, 2016 (date of inception of the Company) to December 31, 2016, which are prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Except as may be otherwise indicated, all dollar amounts are stated in U.S. dollars, the Registrant's reporting currency.  The following table sets out the exchange rates, based on the data from the website of the Brazilian Central Bank, for the conversion of the Brazilian real (R$) into one United States dollar (US$), for the period from July 27, 2016 (date of inception of the Company) to December 31, 2016.  The average exchange rates are based on the average of the daily closing exchange rates during such periods:

	Average	High	Low	Close

Fiscal Year Ended 12/31/2016	$3.2700	$3.4650	$3.1193	$3.2591

The closing exchange rate on May 11, 2017 was $3.1559 Brazilian reais per one US dollar.

Item 3.B. Capitalization and Indebtedness

As of 04/30/2017, the Company had issued 4,015,000 shares of its Common Stock and 1 share of a Series A Preferred Stock.

As of04/30/2017, the Company had current liabilities of $50,335 of which $37,826 were to related parties, and $12,509 to non-related parties, all unsecured. The Company had no long-term liabilities.

Item 3.C. Reasons for the Offer and Use of Proceeds

Not applicable.

Item 3.D. Risk Factors

You should carefully consider the following risk factors and all other information contained in this Report before purchasing our shares. We have assembled these risk factors based upon both publicly available information, our own analysis and our own beliefs relative to our understanding of our business. If any of the following risks occur, our business, financial condition or results of operations could be materially and adversely affected, in which case, the value of our shares could decline, and you may lose some or all of your investment.

General Risks Relating to Our Business

We are a newly formed company.

We are a new venture and have the inherent risks associated with any start-up, including, but not limited to, an unproven business model, lack of depth in management, lack of branding and very limited access to funding.

Our business model is unproven.

Our primary business model of building portable gold recovery plants for alluvial gold extraction and locating them in gold areas in Brazil has not been done before in the scale in which we intend to proceed. We may not find enough attractive areas in which to place our modular plants. We may not have the funds necessary to reach critical mass in the number of modular plants. Revenues from modular plants may be less than the costs to acquire and run such modular plants and may not permit us to become profitable with this line of business.

Our secondary business model, which is to take one of our several mineral rights for gold and turn it into a profitable project, faces difficult odds. Only a fraction of mineral rights in Brazil ever become a producing mine. We will most likely need to partner with a larger, better capitalized company to advance in one or more of our projects. We may not find such interested partner. If we find such partner, we may have to dilute our project ownership materially initially or over time.

We are highly dependent on certain members of our management.

We depend on the efforts of our currently small number of officers and directors. In particular, we are heavily dependent upon the expertise of Marc Fogassa, our Chairman, Chief Executive Officer, Chief Financial Officer and Principal Accounting Officer. Mr. Fogassa speaks Portuguese and English fluently, has extensive networks in both Brazil and the United States of America, and relevant experience in management of a public entity, chairmanships and directorships on multiple Boards, and finance. We note that Mr. Fogassa is also the Chief Executive Officer and Chairman of Brazil Minerals, Inc., our largest shareholder. If it occurs, any loss of the services of Mr. Fogassa could have a material adverse effect upon our results of operations and financial position. Our business will also be dependent upon our ability to attract and retain qualified personnel. Acquiring these personnel could prove more difficult or cost substantially more than estimated. This could cause us to incur greater costs, or prevent us from pursuing our strategy as quickly as we would otherwise wish.

We lack branding.

As with any new venture, we are unknown in the marketplace. This may prevent us access to the best opportunities for gold areas in Brazil, talent for our team, or attractive financing terms.

We may be unable to access funding on acceptable terms or at all.

We may seek additional debt or equity financing to finance our business model and for growth.  Such financing may not be available on acceptable terms or at all and our failure to obtain additional financing when needed could negatively impact our growth, financial condition and results of operations. Additional equity financing may be dilutive to the holders of our shares, and debt financing, if available, may involve significant cash payment obligations and covenants that restrict our ability to operate our business.

Risks Related to Our Industry

Our results of operations, financial position and business outlook are highly dependent on the price of gold, which is subject to significant volatility and uncertainty.

Our results are substantially dependent on gold prices. As a result of the volatility of gold prices for these items, our results may fluctuate substantially.

Risks Relating to Mining and Environmental Regulation

We are subject to extensive mining and environmental regulation in Brazil.  We also require permits from Brazilian governmental authorities with control over certain aspects of our business.

We are subject to various Brazilian federal mining laws and federal, state and local environmental laws. We may also be required to obtain permits from Brazilian governmental authorities for certain aspects of our operations. We may have to make significant capital expenditures on an ongoing basis to continue to ensure our compliance with mining and environmental laws and regulations and permit requirements. In addition, due to the possibility of changes to mining and environmental laws and regulations, the amount and timing of future regulatory expenditures may vary substantially from those currently anticipated. We could be subject to civil or criminal penalties for non-compliance with mining and environmental laws and regulations under Brazilian law.

None of our directors have visited our mineral properties.

The property where our initial modular plant is located at has been visited several times by our Chairman and Chief Executive Officer. Jupiter Gold was incorporated on July 27, 2016, and its mineral properties acquired in July and August 2016.  Therefore, there has been little time for Jupiter Gold's directors to examine in loco any of the Company's mineral rights. Because our mineral properties have not been examined by our directors, there is a risk that the Board of Directors of the Company will not have as much information as needed to guide its decision making as accurately as possible.

Risks Related to Brazil

Significant volatility in the value of the Brazilian real in relation to the U.S. dollar could harm our results.

We expect our financial performance to be dependent on globally-determined gold prices pegged to the U.S. dollar and thus independent of fluctuations of the currency of Brazil, the Brazilian real. There have been significant fluctuations in the exchange rates between the Brazilian real and the U.S. dollar.

The Brazilian Government has exercised, and continues to exercise, significant influence over the Brazilian economy. Brazilian economic and political conditions have a direct impact on our business.

The Brazilian economy has been characterized by frequent, and occasionally drastic, intervention by the Brazilian government, which has often changed monetary, credit and other policies to influence Brazil's economy. The Brazilian government's actions to control inflation and affect other policies have often involved wage and price controls and fluctuation of the Central Bank's base interest rates. Actions taken by the Brazilian government concerning the economy may have important effects on companies operating in Brazil, including our company, and on market conditions. For example, in the past, the Brazilian government maintained domestic price controls, and we cannot assume that price controls will not be re-imposed in the future. Our financial condition and results of operations may also be adversely affected by the following factors and the Brazilian government's actions in response to them: devaluations and other exchange rate movements; inflation; economic and social instability; energy shortages; interest rates; exchange controls and restrictions on remittances abroad; liquidity of the domestic capital and lending markets; tax policy; and other political, diplomatic, social and economic policies or developments in or affecting Brazil.

Economic and market conditions in other emerging market countries may adversely affect the Brazilian economy and, therefore, the value of our Company.

The value of securities issued by companies operating in Brazil, such as ourselves, may be influenced by economic and market conditions in Brazil, and, to varying degrees, market conditions in other Latin American and emerging market countries, independently of the results of our business.  Although economic conditions are different in each country, the reaction by investors to developments in one country may cause the capital markets in other countries to fluctuate. Developments or conditions in other emerging market countries have at times significantly affected the availability of credit in the Brazilian economy and resulted in considerable outflows of funds and declines in the amount of foreign currency invested in Brazil, as well as limited access to international capital markets by Brazilian companies, which may adversely affect our ability to borrow funds at an acceptable interest rate or to raise equity capital when and if there should be a need for us to do so. Although market concerns that crises that have affected other South American countries would ensue in Brazil have not yet become a reality, the volatility in market prices for Brazilian securities has been affected from time to time. Investors' perception of increased risk due to a crisis in other emerging market countries may adversely affect our ability to borrow funds at an acceptable interest rate or raise equity capital when and if there is a need for us to do so.

Investment registration and control requirements in Brazil may have adverse effects on us.

Brazil generally requires the registration of foreign capital invested in Brazilian markets or businesses.  Thereafter, any repatriation of the foreign capital, or income earned on the foreign capital investment, must be approved by the Brazilian government.  In the past, the Brazilian government has also imposed temporary restrictions on foreign capital remittances abroad when Brazil's foreign currency reserves decline significantly.  Although approvals on repatriation are usually granted and there are currently no restrictions on foreign capital remittances, there can be no assurance that in the future approvals on repatriation will be granted or restrictions or adverse policies will not be imposed.  If the Brazilian government delays or refuses to grant approval for the repatriation of funds or imposes restrictions on the remittance of foreign capital, our ability to transfer cash out of Brazil may be limited, thus affecting our other operations.  Our investments might also be subject to anti-trust or other regulatory reviews depending on our size and future possible regulations.

Brazilian contract and corporate laws may negatively affect us.

The enforcement of contracts in Brazil is a lengthy process, requiring skill and tenacity, and the application of the corporate laws through the Brazilian legal system can be uneven, haphazard and unreliable.

Brazilian tax laws are complex and this may be detrimental to us.

Brazilian taxation tends to be one of the more complex tax regimes in the world.  We will make every effort, in conjunction with Brazilian tax advisors, to limit the taxes that we are subjected to , however, there is no assurance that the tax laws in Brazil will not be changed, nor interpreted by Brazilian authorities in a manner that could be detrimental to us.

Risks Related to Taxation

We may be a passive foreign investment company, which could lead to additional taxes for U.S. holders of our shares.

A passive foreign investment company or PFIC is a non-U.S. corporation that meets either the income or asset PFIC tests. The income test is met if 75 per cent or more of a corporation's gross income is ''passive income'' (generally dividends, interest, rents, royalties, and gains from the disposition of passive assets) in any taxable year. The asset test is met if at least 50 per cent of the average value of a corporation's assets produce, or are held for the production of, passive income. If we are considered a PFIC, a U.S. holder of our shares could be subject to substantially increased tax liability, including an interest charge upon the sale or other disposition of the U.S. holder's shares or upon the receipt of ''excess distributions'' from us. Certain elections may sometimes be used to reduce the adverse impact of the PFIC rules. These elections may not be available to U.S. holders. If these elections are available, they may result in a current U.S. federal tax liability prior to any distribution or disposition of the shares, and without the assurance of a U.S. holder receiving an equivalent amount of income or gain from a distribution or disposition.

Risks Relating to our Common Stock

There has been no market for our common stock, and prospective investors may not be able to resell their common stock at or above the purchase price paid by such investor, or at all.

We intend to qualify our common shares for quotation on an over-the-counter market in the U.S. such as the "OTCQB." There is a greater chance for illiquidity and market volatility for securities that trade on an over-the-counter market than on a national exchange, caused by a variety of factors including:

•	the absence of consistent administrative supervision of "bid" and "ask" quotations;

•	lower trading volume; and

•	market conditions.

In addition, the value of our common stock could be affected by:

•	changes in the market valuations of other similarly situated companies providing similar services or serving similar markets;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•	adoption of new accounting standards affecting our industry;

•	additions or departures of key personnel;

•	introduction of new products or services by us or our competitors;

•	sales of our shares or other securities in the open market;

•	changes in financial estimates by securities analysts;

•	conditions or trends in the market in which we operate;

•	changes in our earnings estimates and recommendations by financial analysts;

•	our failure to meet financial analysts' performance expectations; and

•	other events or factors, many of which are beyond our control.

In a volatile market, you may experience wide fluctuations in the market price of our securities. These fluctuations may have an extremely negative effect on the market price of our securities and may prevent you from obtaining a market price equal to your purchase price when you attempt to sell our securities in the open market. In these situations, you may be required either to sell our securities at a market price which is lower than your purchase price, or to hold our securities for a longer period of time than you planned. An inactive market may also impair our ability to raise capital by selling shares of capital stock and may impair our ability to acquire other companies by using shares as consideration or to recruit and retain managers with equity-based flexible stock incentive plans.

We cannot assure you that our common stock will become quoted on the OTCQB, or any other exchange.

We may not meet the initial listing standards for OTCQB, in which case we may register as an OTC Pink company or another over-the-counter exchange category which may be considered to be inferior. This may further affect our liquidity and the availability of investor interest.

The Company's quarterly revenue and operating results are likely to be volatile and difficult to predict, and if we fail to meet the expectations of investors, the market price of our shares would likely decline significantly.

Our operating results are likely to fluctuate significantly from quarter to quarter, due to a number of factors. These factors include, but are not limited to:

•	the global price for gold;

•	costs related to our local operations;

•	the Brazilian real – US dollar exchange rate;

•	weather;

•	the rate of our growth;

•	research results related to any of our mineral rights;

•	new mining, environmental, and/or tax regulations in Brazil; and

•	fluctuations in economic, political, and market conditions.

Many of these factors are largely outside of our control, and there are many facets of each of these factors over which we have limited control. As a result of the factors above and the evolving nature of our business and industry, we may be unable to forecast our revenue accurately. We may be unable to adjust our spending in a timely manner to compensate for any unexpected revenue shortfalls. Additionally, a failure to meet our revenue or expense projections would have an immediate and negative impact on our operating results. If this were to happen, the market price of our common stock would likely decline significantly.

Our Common Shares may be considered a "penny stock" and it may be difficult to sell.

The SEC has adopted regulations which generally define a "penny stock" to be an equity security that has a market price of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to specific exemptions. If, upon development of a market, the market price of the shares falls below $5.00 per share, the SEC's penny stock rules require a broker-dealer, before a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and the salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that before a transaction in a penny stock, the broker-dealer make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's agreement to the transaction. These rules may adversely impact the liquidity of our shares and may affect the ability of investors to sell their shares.

Under our Bylaws, stockholders that initiate certain proceedings may be obligated to reimburse us and our officers and directors for all fees, costs and expenses incurred in connection with such proceedings if the claim proves unsuccessful.

Our Bylaws include a fee-shifting provision in Article VI, Section 7 for stockholder claims (the "Fee Shifting Provision"), which reads as follows: "In the event that (a) any current or prior shareholder of the  Company  or  anyone  on their  behalf ("Claiming Party") initiates or asserts any claim or counterclaim  ("Claim")  or joins, offers assistance to,  or has  a direct  interest  in  any Claim  against  the Corporation and/or any of its shareholders, officers, or directors (together, the Corporation and/or any of its  shareholders, officers, or directors are henceforth called "Receiving Parties"),including any Claim purportedly filed on behalf of the Corporation or any shareholder, whether direct or derivative, in any jurisdiction, and (b) the Claiming Party (or the third party that received assistance from the Claiming Party or in whose Claim the  Claiming Party  had  a  direct  interest) does not obtain a favorable judgment on all of the merits of its Claim, with such determination made by the Corporation, then each Claiming Party shall be obligated jointly and severally to reimburse the Receiving Parties for all fees, costs and expenses of every kind and description (including, but not limited to, all attorneys'  fees) that the Receiving  Parties may incur in connection with such Claim."

The Fee Shifting Provision was adopted to eliminate or decrease nuisance and frivolous litigation. We intend to apply the Fee Shifting Provision broadly to all actions, including U.S. federal securities law claims and claims related to this offering. The level of recovery for the plaintiff to avoid any payment, quoting verbatim the language of the Fee Shifting Provision, would necessitate such plaintiff obtaining a "favorable judgment on all of the merits of its Claim." The Fee Shifting Provision is intended to apply to "any current or prior shareholder of the Company or anyone on their behalf" and the Company will make such determination based on the facts of any case it may encounter. The parties entitled to recover, quoting verbatim, are "the Corporation and/or any of its shareholders, officers, or directors."

The Fee Shifting Provision could discourage shareholder lawsuits that might otherwise benefit the Company and its Shareholders.

We do not anticipate paying dividends on our common stock for the foreseeable future.

We are a recently formed company and anticipate that in the foreseeable future, if and when we generate profits, our Board of Directors may choose to reinvest such profits or save them as reserves and not pay dividends. We cannot anticipate if and when we will be paying dividends, if ever.

Securities analysts may not initiate coverage or continue to cover our common stock and this may have a negative impact on our shares' market price.

Currently, there are no securities analysts covering our Company. The trading market for our common stock may depend significantly on the research and reports that securities analysts publish about us or our business, competitors, or markets. We will not have any control over these analysts. There is no guarantee that securities analysts will cover our shares and even if coverage does commence, we will not have any control over these analysts. If securities analysts do not cover our common stock, the lack of research coverage may adversely affect our shares' market price and liquidity. If we are covered by securities analysts, and our stock is downgraded, our stock price would likely decline. If one or more of these analysts ceases to cover us or fails to publish regular reports on us, we could lose visibility in the financial markets, which could cause our stock price or trading volume to decline.

If we fail to comply in a timely manner with the requirements of Section 404 of the Sarbanes-Oxley Act regarding internal control over financial reporting or to remedy any material weaknesses in our internal controls that we may identify, such failure could result in material misstatements in our financial statements, cause investors to lose confidence in our reported financial information and have a negative effect on the trading price of our common stock.

Pursuant to Section 404 of the Sarbanes-Oxley Act and current SEC regulations, beginning with this annual report on Form 20-F, we are required to furnish a report by our management on our internal controls over financial reporting. Such report contains, among other matters, an assessment of the effectiveness of our internal controls over financial reporting as of the end of 2016.  Such implementation is likely to result in increased general and administrative expenses and may shift management time and attention from revenue-generating activities to compliance activities. We cannot assure that we will be able to achieve our objective on a timely basis. Failure to achieve and maintain an effective internal control environment or to complete our Section 404 certifications could have a material adverse effect on our stock price.

In addition, in connection with our on-going assessment of the effectiveness of our internal controls over financial reporting, we may discover "material weaknesses" in our internal controls as defined in standards established by the Public Company Accounting Oversight Board, or the PCAOB. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The PCAOB defines "significant deficiency" as a deficiency that results in more than a remote likelihood that a misstatement of the financial statements that is more than inconsequential will not be prevented or detected.

In the event that a material weakness is identified, we will employ qualified personnel and adopt and implement policies and procedures to address any material weaknesses that we identify. However, the process of designing and implementing effective internal controls is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company. We cannot assure you that the measures we will take will remediate any material weaknesses that we may identify or that we will implement and maintain adequate controls over our financial process and reporting in the future.

Any failure to complete our assessment of our internal control over financial reporting, to remediate any material weaknesses that we may identify or to implement new or improved controls, or difficulties encountered in their implementation, could harm our operating results, cause us to fail to meet our reporting obligations or result in material misstatements in our financial statements. Any such failure also could adversely affect the results of the periodic management evaluations of our internal controls and, in the case of a failure to remediate any material weaknesses that we may identify, would adversely affect the annual auditor attestation reports regarding the effectiveness of our internal control over financial reporting that are required under Section 404 of the Sarbanes-Oxley Act of 2002. Inadequate internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our shares.

Our Series A Preferred Stock has the effect of concentrating voting control over us in Marc Fogassa, our Chairman and Chief Executive Officer.

One share of our Series A Preferred Stock is issued, outstanding and held by Marc Fogassa, our Chairman and Chief Executive Officer. Mr. Fogassa holds the only outstanding share of Series A Preferred Stock. The Certificate of Designations, Preferences and Rights of our Series A Convertible Preferred provides that for so long as Series A Preferred Stock is issued and outstanding, the holders of Series A Preferred Stock shall vote together as a single class with the holders of our Common Stock, with the holders of Series A Preferred Stock being entitled to 51% of the total votes on all matters regardless of the actual number of shares of Series A Preferred Stock then outstanding, and the holders of Common Stock being entitled to their proportional share of the remaining 49% of the total votes based on their respective voting power. Therefore, so long as he holds the only outstanding shares of Series A Preferred Stock, Mr. Fogassa will have effective voting control on all matters requiring a stockholder vote.

Our Chairman and Chief Executive Officer is also Chairman and Chief Executive Officer of Brazil Minerals, Inc. and may be subject to potential conflicts of interest in matters involving both companies.

As discussed in the immediately preceding risk factor, Marc Fogassa, is our Chairman and Chief Executive Officer and has voting control of the Company. Mr. Fogassa also is Chairman and Chief Executive Officer of, and has voting control over, Brazil Minerals, Inc., which as of 04/30/2017 owns 2,308,623 shares (approximately 57.50%) of the outstanding shares of our Common Stock and is a party to certain agreements with the Company. Potential conflicts of interest may present related to such existing agreements between Jupiter Gold and Brazil Minerals, summarized in this prospectus and included in the Exhibit section. Other conflicts of interest may involve allocation of opportunities between the two companies as far as new gold opportunities are concerned, and allocation of Mr. Fogassa's working time, among others. We believe that by maintaining independent directors on the boards of directors for each of Jupiter Gold and Brazil Minerals such conflicts will be mitigated in situations when Mr. Fogassa may need to recuse himself.

Our authorization of Preferred Stock could discourage a Change of Control.

Our Articles of Incorporation authorizes the issuance of up to 10,000,000 shares of preferred stock. Shares of preferred stock may have multiple votes per share, a liquidation preference or other preferences. The issuance of shares of preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company.

Risks Relating to the Marshall Islands

We are incorporated in the Marshall Islands, which does not have a well-developed body of case law or bankruptcy law and, as a result, shareholders may have fewer rights and protections under Marshall Islands law than under a typical jurisdiction in the United States.

Our corporate affairs are governed by our articles of incorporation and bylaws and by the Marshall Islands Business Corporations Act (the "BCA"). The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain U.S. jurisdictions. Shareholder rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, our public shareholders may have more difficulty in protecting their interests in the face of actions by management, directors or controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction. Further, the Marshall Islands does not have a well-developed body of bankruptcy law. As such, in the case of a bankruptcy of our Company, there may be a delay of bankruptcy proceedings and the ability of shareholders and creditors to receive recovery after a bankruptcy proceeding.

Service of process and enforcement of judgments may be more difficult.

We are incorporated under the laws of the Marshall Islands. Substantially all of our assets are located in Brazil. As a result, it may not be possible to effect service of process upon us within the United States or to enforce judgments obtained in United States courts against us.

Item 4. Information on the Company

Item 4.A. History and Development of the Company

We were incorporated under the laws of the Republic of the Marshall Islands on July 27, 2016. The Company, through a subsidiary in Brazil, owns a modular plant for recovery of gold and eight mineral rights in Brazil, six for gold and two for manganese, with total surface area of approximately 80,209 acres. Two of the mineral rights for gold owned by the Company are in well-known areas for gold deposits: Paracatu in the state of Minas Gerais, and Crixás in the state of Goiás. On December 16, 2016, our Registration Statement on Form F-1 was declared effective by the Securities and Exchange Commission, The Company is conducting an initial public offering of its common stock in 2017.

Emerging Growth Company Status

We may be deemed to be an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012, or JOBS Act. As long as we remain an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not "emerging growth companies" including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding an annual nonbinding advisory vote on executive compensation and seeking nonbinding stockholder approval of any golden parachute payments not previously approved. We may take advantage of these reporting exemptions until we are no longer an "emerging growth company."

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

We will remain an "emerging growth company" for up to five years, although we would cease to be an "emerging growth company" prior to such time if we have more than $1 billion in annual revenue, more than $700 million in market value of our common stock is held by non-affiliates, or we issue more than $1 billion of non-convertible debt over a three-year period.

Our Goal and Strategy

Jupiter Gold's ultimate goal is to become the premier gold-focused company in Brazil.

Our strategy is two-fold:

Revenue Growth

To grow our gold revenues by placement of more modular plants for gold recovery in mining concessions for gold belonging to Barzil Minerals, Inc. or others, as well as eventual placement in mineral rights areas belonging to the Company.

Monetization of Our Mineral Rights Areas

To perform focused geological research for the occurrence of gold in some or all of our mineral rights (described in the section of this prospectus entitled "Our Gold Properties") which could enhance the value of such areas. As a corollary, this could allow Jupiter Gold either to raise additional capital for further development and exploration, or, preferably, to partner with better capitalized companies for such.

There are known gold occurrences in the regions where our mineral rights areas for gold are located. In general, our initial assessment will be regional geophysics using an airborne geophysical survey with full radiometric and magnetic fields. After defining priority areas, it will be necessary to detail each of them with ground geophysics. The geophysical work will provide the definition of priority targets for exploration where geological mapping will be done, including soil geochemistry, digging trenches and pits, and drilling.

It is likely that before the completion of such exploration work, we may collect enough data to ascertain whether there are likely potential gold deposits. We believe that with some data we could estimate whether there are primary or secondary deposits, whether any gold is free or associated with some minerals (e.g., sulphide or quartz), and whether such gold is widespread in large structures or concentrated in veins.

For several, if not all, of our current mineral rights for gold, we believe that there is potential for the existence of secondary deposits that can be leveraged to gold production with low investment and low operating costs. In general, these deposits have free gold in altered rock or alluvium and can be excavated via opencast mines and processed in small portable plants, and the gold recovered by gravimetric methods (centrifuges and gutters) without using chemical reagents, in essence resembling or being equal to the GRUs we will have developed for use elsewhere as indicated above.

Why We Went Public

We have decided to become a public company for two principal reasons:

•	to secure permanent capital to grow; and

•	to permit us to use publicly traded securities to finance our growth.

Competitive Strengths

Focus on Brazil

Brazil is a country which has rich and varied geology. Most of the Brazilian territory has not been geologically researched to any great extent, unlike Canada and Australia, other mineral producing countries. Therefore, we believe that Brazil holds promise for many more discoveries of mineral resources in the next decades.

Focus on Gold

For centuries, gold has been used in jewelry and as storage of value. With the advent of financial instruments that derive their value from gold, the interest in the metal has increased substantially. We have the expertise to create a very favorable position starting with our focus on low-cost recovery of alluvial gold and several promising mineral claims in areas known to have gold nearby.

Focus on People

We believe that our most important asset is our people. Brazil is territorially larger than the continental U.S. and has the 6th largest economy among nations. For us to succeed, it is paramount to have guidance from management that understands the unique Brazilian culture and has the necessary local business networks. Our CEO and directors have such expertise and other knowledge in critical facets for our business. From this strong base, we intend to selectively add employees and consultants as we grow.

Sector Outlook

We believe that significant growth and profit opportunities exist in the mining industry over the long term. These opportunities derive from long-term trends, including globalization of the world economy, growth in investable funds and accelerating technology innovation.

In particular, we believe that gold will continue to grow in its usage as a medium of value storage, in addition to uses in jewelry and manufacturing. We also believe that Brazil, a country that is larger than the continental United States, with varied geology, will continue to yield promising areas for gold exploration. Brazil also has a detailed mining code and a long history of welcoming exploration of its resources by foreign groups. We believe the trends favoring gold mining in stable jurisdictions such as Brazil will continue for the next several decades.
Item 4A.  Unresolved Staff Comments

Not applicable.
Item 5.  Operating and Financial Review and Prospects

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the financial statements and the related notes and other information included elsewhere in this registration statement. This discussion contains forward-looking statements that are based on management's current expectations, estimates and projections about our business and operations. Our actual results may differ materially from those currently anticipated and expressed in such forward-looking statements and as a result of the factors we describe under "Risk Factors" and elsewhere in this filing. See "Special Note Regarding Forward-looking Statements" and "Risk Factors." We undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

Overview

Jupiter Gold Corporation ("Jupiter Gold", the "Company", "we", "us", or "our"), together with its subsidiary, Mineração Jupiter Ltda., owns six mineral rights for gold and two mineral rights for manganese in Brazil. The Company has built an initial modular plant for recovery of alluvial gold and placed it in a mining concession in Brazil under a royalty agreement.

Mineral Rights

As of April 30, 2017, we had eight minerals rights encompassing a total surface area of approximately 80,209 acres as follows:

DNPM Mineral Right Number	Mineral Right Status	Location in Brazil	Area of Mineral Right (in acres)	Minerals Currently Listed in Mineral Right	Validity of Current Stage of the Mineral Right (when applicable)
860.807/2016	RP	Crixás	3,068	gold	12/27/2019
831.883/2016	RP	Paracatu	773	gold	04/12/2020
831.942/2016	RP	Itabira	4,653	gold	04/12/2020
831.665/2016	RP	Diamantina	233	manganese	05/03/2020
880.133/2016	ARP	Apuí	23,043	gold	n/a (1)
880.134/2016	ARP	Apuí	23,207	gold	n/a (1)
880.135/2016	ARP	Apuí	23,080	gold	n/a (1))
831.642/2016	ARP	Diamantina	2,152	manganese	n/a (1)

Table Legend:

DNPM is the Departamento Nacional de Produção Mineral, translated as the Brazilian national mining department.

Ref: Mineral Right Status
RP: Research Permit
ARP: Application for Research Permit

Ref: Location in Brazil
Apuí: Apuí region, state of Amazonas
Crixás: Crixás municipality, state of Goiás
Paracatu: Paracatu municipality, state of Minas Gerais
Diamantina: Diamantina region, state of Minas Gerais
Itabira: Itabira region, state of Minas Gerais

Please refer to the Company's Registration Statement on Form F-1, filed with the Securities and Exchange Commission (the "SEC") on December 1, 2016 (the "F-1") for details on the mineral rights listed above, including maps and coordinates. Such information, which is set forth under the heading "II. Our Gold Properties" on pages 31 to 47 of the prospectus contained in the F-1, is incorporated herein by reference.

Modular Plant

As of December 31, 2016, Jupiter Gold had various elements of its modular plant deployed in a mining concession area for gold owned by Brazil Minerals. During the first quarter of 2017, Jupiter Gold acquired a large centrifuge for the final recovery of gold and such machine was added to the modular plant. The plant uses centrifugation as the primary method of gold separation.

This modular plant is owned by Jupiter Gold, and is solely operated by Brazil Minerals which retains 100% of the diamonds and 50% of the gold recovered from it, while the other 50% of gold is for the account of Jupiter Gold.

The plant is producing gold and diamonds as of the second quarter of 2017 when its tests were concluded and some alterations made. Jupiter Gold expects its first revenue via a royalty payment from Brazil Minerals during the second quarter of 2017.

Please refer to the Company's Registration Statement on Form F-1, filed with the Securities and Exchange Commission (the "SEC") on December 1, 2016 (the "F-1") for details on the mineral rights listed above, including maps and coordinates. Such information, which is set forth under the heading "I. Our Gold Retrieval Units (GRUs)" on pages 25 to 31 of the prospectus contained in the F-1, is incorporated herein by reference

Results of Operations

Fiscal Year Ended December 31, 2016

In 2016, we were pre-revenue, as our modular plant was not yet operational.. We anticipate that commencing in the second quarter of 2017 we will generate revenues after production from the modular plant begins. Because we were not in production in 2016, there is no cost of gold sold or production expenses for such period.

In 2016, we had an aggregate of $340,714 in operating expenses, of which non-cash stock compensation to directors (via issuance of options at exercise prices equal and above the current stock price) amounted to $302,002, as calculated by application of the Black-Scholes formula, thus representing 88.7% of all operating expenses. The remainder of operating expenses and the percentage of each in the total such expenses were $12,903 (3.8%) in amounts due to Brazil Minerals under a service agreement, $21,794 (6.4%) in professional fees, and $616 (0.2%) in depreciation (a non-cash expense).

In 2016, we had net loss of $340,728 after accounting for a loss in provision of foreign currency translation of $14. On a per share basis (both basic and diluted), the net loss attributable to Jupiter Gold was $0.09 per share.

In 2016, net cash used in operating activities was $12,225, net cash provided by investing activities was $9,153, and there was no cash used or provided by financing activities. Cash and cash equivalents were $3,072 as of December 31, 2016.

Liquidity and Capital Resources

As of December 31, 2016, we had total current assets of $18,678 compared to total current liabilities of $50,335 for a current ratio of 0.37 to 1 and working capital of ($31,657).

In 2016, our source of liquidity were loans from Brazil Minerals.

In 2017, we expect that our sources of liquidity will be equity raised from the initial public offering of our common stock, revenues from royalties derived from operation of our modular plant, and loans from Brazil Minerals, which we intend to stop utilizing as soon as possible.

Item 5.C. R&D, Patents and Licenses

None, except mineral rights described above.

Item 5.E. Off-Balance Sheet Arrangements

None.

Item 5F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2016, due on demand:

Payable To	Description	Amount

Brazil Minerals, Inc.	Service agreement dues, and loans in Brazil and outside for operational expenses	$34,638

Various third-parties	Professional fees	$12,509

Marc Fogassa	Honorarium	$3,188

Item 6.A. Directors and Senior Management

Our officers and directors as of December 31, 2016 were as follows:

Name	Age	Position

Marc Fogassa	50	Director, Chairman, Chief Executive Officer, and Chief Financial Officer

Paul Durand	75	Director and Secretary

Christopher Westdal	70	Director and Vice-President

Executive officers are appointed by and serve at the pleasure of our Board of Directors. A biography of each director and officer follows.

Marc Fogassa, age 50, a resident of the U.S., has been a director and our Chairman and Chief Executive Officer since July 2016. He has over 18 years of investment experience in venture capital, and private and public equity investing, and has served on boards of directors of multiple private companies. Mr. Fogassa has worked at Goldman Sachs & Co. (1997), Atlas Venture (1998-2000), and Axiom Ventures (2000-2005). He also worked as investment manager with Hedgefort Capital Management LLC from May 2005 to June 2012, and as an investment banker from November 2011 to January 2014 with Hunter Wise Financial Group, LLC. He has been Chairman and CEO of Brazil Minerals, Inc. since December 2012 and Brazil Mining, Inc. since March 2012. Mr. Fogassa has been invited numerous times to speak about investment issues, particularly as related to Brazil. Mr. Fogassa double majored at the Massachusetts Institute of Technology (M.I.T.), graduating with two Bachelor of Science degrees in 1990. He later graduated from the Harvard Medical School with a Doctor of Medicine degree in 1995, and also from the Harvard Business School with a Master in Business Administration degree in 1999. Mr. Fogassa was born in Brazil and is fluent in Portuguese and English.

Ambassador Paul Durand, age 75, a resident of Canada, has been a director since July 2016. He has been a director of Brazil Minerals, Inc. since 2012, and was a director in Brazil Mining, Inc. from 2012 through 2014. He has had extensive other experience in Latin America. From August 2001 to August 2006, Ambassador Durand was Canada's Ambassador to the OAS. From August 2000 to July 2001 he was Canada's Ambassador to Chile, and from August 1992 to August 1995 he was Canada's Ambassador to Costa Rica, with concurrent accreditation to Honduras, Nicaragua, and Panama. For the past five years, Ambassador Durand has also personally provided consulting services to several businesses and organizations, including the University of Ottawa advising the executive student class on political and economic conditions in Brazil and Chile; the OAS on elections and a referendum in Chile; and Infinito Gold Inc. on negotiations with the government of Costa Rica regarding the development of a gold mine. He has a Bachelor of Arts degree in Political Economy from the University of Toronto, and has pursued further studies in International Relations and Economics at Northwestern University in Chicago and Carleton University in Ottawa. Ambassador Durand joined the Canadian government after working in international banking in Latin America (Colombia, El Salvador), the Caribbean (Bahamas) and the U.S.

Ambassador Christopher Westdal, age 70, a resident of Canada, has been a director since September 2016. He has been a director for Silver Bear Resources, Inc., a Canadian mining company, since October of 2007, and was appointed non-executive Chairman in January of 2016. Ambassador Westdal is former Canadian diplomat with 40 years of international experience. He was Ambassador to Russia (2003 to 2006), the United Nations in Geneva (1999 to 2003), Ukraine (1996 to 1998), South Africa (1991 to 1993) and Bangladesh and Burma (1982 to 1985). Prior assignments abroad included India and Nepal (from 1973 to 1975, responsible for Canadian International Development Agency programming) and Tanzania (from 1970 to 1973, as a member of a University of Toronto economic advisory team). In Ottawa, he was Director General of the Foreign Ministry's International Organizations Bureau from 1987 to 1991, and Assistant Secretary at the Privy Council Office to the Cabinet Committee on Foreign Policy and Defense (1976 to 1978 and 1985 to 1987). Ambassador Westdal holds a Bachelor of Arts degree from St. Johns College and a Master of Business Administration degree from the University of Manitoba.

There are no family relationships between or among any of the persons listed above.

Item 6.B. Compensation

Neither the Chief Executive Officer nor the Board members are not paid any cash compensation for their service as chief executive officer and directors, respectively.

The Company has adopted an incentive plan (the "2016 Incentive Plan") to compensate employees, directors, and consultants, and allow it to acquire and retain human talent. The 2016 Incentive Plan has been filed herewith as Exhibit 10.7.

Marc Fogassa, our Chief Executive Officer, Chief Financial Officer, and Principal Accounting Officer has entered into a six-month employment agreement with us commencing September 1, 2016. Under the agreement, Mr. Fogassa shall receive no cash compensation, and is remunerated monthly with five-year options to purchase 25,000 shares of our common stock at $1.00 per share, for a total of 150,000 shares of our common stock for the length of the agreement. Under the agreement, Mr. Fogassa received five-year options to purchase 100,000 shares of our common stock at $1.25 per share when a draft of the Registration Statement on  F-1 was filed with the Commission on September 30, 2016. Additionally, he received options to purchase 250,000 shares of our common stock at $1.25 per share when the Registration Statement on Form F-1 became effective. Mr. Fogassa has also entered into a director and chairmanship agreement with us commencing September 1, 2016. Under the agreement, he receives no cash compensation and is remunerated monthly with options to purchase 5,000 shares of our common stock at the fair market value per share. The employment and director and chairmanship agreements have been filed herewith as Exhibit 10.8 and 10.11 respectively.

Ambassador Paul Durand, our Secretary, has entered into a director agreement with us commencing September 1, 2016. Under such agreement, Ambassador Durand shall receive no cash compensation, and is remunerated monthly with options to purchase 2,500 shares of our common stock at the fair market value per share. Under the agreement, Ambassador Durand received five-year options to purchase 20,000 shares of our common stock at $1.25 per share when the draft of the Registration Statement on Form F-1 was filed with the Commission on September 30, 2016. Additionally, he received options to purchase 50,000 shares of our common stock at $1.25 per share when the Registration Statement on Form F-1 of which this prospectus comprises a part became effective. The agreement has been filed herewith as Exhibit 10.9.

Ambassador Christopher Westdal, our Vice President, has entered into a director agreement with us commencing September 1, 2016. Under such agreement, Ambassador Westdal shall receive no cash compensation, and is remunerated monthly with options to purchase 2,500 shares of our common stock at the fair market value per share. He will also receive options to purchase 50,000 shares of our common stock at $1.25 per share when the Registration Statement on Form F-1 became effective. The agreement has been filed herewith as Exhibit 10.10.

Board members will be reimbursed for reasonable travel expenses associated with attending any meetings of the Board of Directors or committees of the Board of Directors.

Item 6.C. Board Practices

The business of the Company is managed by the directors who exercise all the powers of the Company, subject to the Business Corporations Act of the Republic of the Marshall Islands 1990, the Articles of Incorporation of the Company, the By-laws of the Company or any special resolution from time to time made by the Company in general meeting.

The directors may from time to time at their discretion exercise all the powers of the Company to borrow money under their general power to manage the business of the Company.

The Bylaws of the Company specifies the procedures for the election and removal of directors. The Bylaws of the Company have been listed herewith as Exhibit 1.3.

Item 6.D. Employees.

As of December 31, 2016, we had one full time employee at the Company. We also had two part-time employees and various consultants with specific expertise being utilized.

We have no labor-related litigation.

Item 6.E. Share Ownership

The following table sets forth certain information as of April 30, 2017 regarding the beneficial ownership of our Common Stock by: each of our executive officers, each member of our board of directors and all officers and directors as a group. The number and percentage of our Common Stock beneficially owned by each person is based on 4,015,000 shares of our Common Stock outstanding as of April 30, 2017 and the Common Stock owned by such person determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934 (the "Exchange Act"). The information contained in the table below is not necessarily indicative of beneficial ownership for any other purpose.

Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares issuable upon the exercise of stock options or warrants or the conversion of other securities held by that person that are exercisable or convertible within 60 days are deemed to be issued and outstanding. These shares, however, are not deemed outstanding for the purposes of computing percentage ownership of each other shareholder.

Name and Address of Shareholder (1)	Number of Shares	Percentage of Shares Beneficially Owned (2)

Marc Fogassa	1,049,796 (3)(4)	22.80%
Marc Fogassa	2,308,623 (5)	57.50%
Paul Durand	90,000 (6)	2.19%
Christopher Westdal	70,000 (7)	1.71%

All Officers and Directors as a Group (3 persons)	3,518,419 (3)(5)(6)(7)	73.84%

(1)	The address for each officer is: c/o Jupiter Gold Corporation, Rua Vereador João Alves Praes nº 95-A, Olhos D'Água, MG 39398-000, Brazil.

(2)	Based on 4,015,000 shares of common stock outstanding as of April 30, 2017.

(3)
Includes 459,796 shares of common stock. Also includes 350,000 shares of common stock issuable upon exercise of options with an exercise price of $1.25 per share with expiration dates from 09/30/2021 to 12/16/2021. Also includes 240,000 shares of common stock issuable upon exercise of options with an exercise price of $1.00 per share with expiration dates from 09/01/2021 to 04/01/2022.

(4)
Mr, Fogassa owns the only outstanding share of Series A Convertible Preferred Stock of the Company ("Preferred A Stock"). The Certificate of Designations, Preferences and Rights of our Preferred A Stock provides that for so long as Preferred A Stock is issued and outstanding, the holders of Preferred A Stock shall vote together as a single class with the holders of our Common Stock, with the holders of Preferred A Stock being entitled to 51% of the total votes on all matters regardless of the actual number of shares of Preferred A Stock then outstanding, and the holders of Common Stock being entitled to their proportional share of the remaining 49% of the total votes based on their respective voting power. Therefore, so long as he holds the only outstanding shares of Preferred A Stock, Mr. Fogassa is deemed to have voting control on all matters requiring a stockholder vote.

(5)	Includes 2,308,623 shares of common stock owned by Brazil Minerals, Inc., of which company Mr. Fogassa is the Chief Executive Officer and Chairman and is deemed to have voting control.

(6)
Includes 70,000 shares of common stock issuable upon exercise of options with an exercise price of $1.25 per share with expiration dates from September 30, 2021 to December 16, 2021. Also includes 20,000 shares of common stock issuable upon exercise of options with an exercise price of $1.00 per share with expiration dates from September 1, 2021 to April 1, 2022.

(7)
Includes 50,000 shares of common stock issuable upon exercise of options with an exercise price of $1.25 per share with an expiration date of December 16, 2021. Also includes 20,000 shares of common stock issuable upon exercise of options with an exercise price of $1.00 per share with expiration dates from September 1, 2021 to April 1, 2022.

Item 7. Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following is a list of the major shareholders of the Company who beneficially own more than 5% of the Company's voting securities as of April 30, 2017:

Name and Address of Shareholder (2)	Number of Shares	Percentage of Shares Beneficially Owned (1)

Brazil Minerals, Inc.	2,308,623	57.50%
Marc Fogassa (3)	459,796	11.45%
Marc Fogassa (4)	2,768,419	68.95%
Benjamin B. Khowong	302,500	7.53%
Michael S. Nazari (5)	278,916	6.95%

(1)	Based on 4,015,000 shares of Common Stock outstanding as of April 30, 2017.

(2)	The mailing address for each listed shareholder is c/o Brazil Minerals, Inc., 1443 E Washington Blvd, Suite 278, Pasadena, CA 91104.

(3)
Mr, Fogassa owns the only outstanding share of Series A Convertible Preferred Stock of the Company ("Preferred A Stock"). The Certificate of Designations, Preferences and Rights of our Preferred A Stock provides that for so long as Preferred A Stock is issued and outstanding, the holders of Preferred A Stock shall vote together as a single class with the holders of our Common Stock, with the holders of Preferred A Stock being entitled to 51% of the total votes on all matters regardless of the actual number of shares of Preferred A Stock then outstanding, and the holders of Common Stock being entitled to their proportional share of the remaining 49% of the total votes based on their respective voting power. Therefore, so long as he holds the only outstanding shares of Preferred A Stock, Mr. Fogassa is deemed to have voting control on all matters requiring a stockholder vote.

(4)
Includes both the 459,796 shares owned by Marc Fogassa and the 2,308,623 shares of common stock owned by Brazil Minerals, Inc., of which company Mr. Fogassa is the Chief Executive Officer and Chairman and is deemed to have voting control.

(5)
Mr. Nazari is the trustee of both The Nazari/Singley Family Trust U/T/A Dated May 23, 1995 (which owns of record 172,583 shares) and The Nazari & Associates International Group, Inc. Defined Benefit Plan (which owns of record 106,333 shares) and may be deemed to be the beneficial owner of all of such shares.

To our knowledge, as of April 30, 2017 a total of 4,015,000 or 100% of our outstanding shares of Common Stock as of such date were beneficially owned by United States residents, and there were 19 record holders of our Common Stock resident in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Item 7.B. Related Party Transactions

Jupiter Gold owes $34,638 to Brazil Minerals, Inc., a related party. This amount is for dues related to the service agreement between Jupiter Gold and Brazil Minerals, attached herewith as Exhibit 10.4, and for amounts borrowed both in Brazil and outside for operational expenses. Details are available in the footnotes to the attached financial statements.

Jupiter Gold owes $3,188 to Marc Fogassa, a related party, for unpaid honorariums. Details are available in the footnotes to the attached financial statements.

Item 7.C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

Item 8.A. Consolidated Statements and Other Financial Information

The Company's consolidated financial statements are stated in U.S. Dollars (US$) and are prepared in accordance with United States Generally Accepted Accounting Principles ("GAAP").

The financial statements as required under Item 18 of Form 20-F are attached hereto and found immediately following the text of this Annual Report. The audit report of BF Borgers CPA P.C., our independent auditors, is included herein immediately preceding the financial statements.

Item 8.A.7. Legal/Arbitration Proceedings

None that are material.

Item 8.A.8. Policy on Dividend Distributions

No dividends are  intended to be declared or paid by the Company in the foreseeable future.

Item 8.B. Significant Changes

None

Item 9. The Offer and Listing
The ommon stock is not currently listed or traded on any stock exchange or other market.

Item 10. Additional Information

Item 10.A

As of December 31, 2016, we had 4,000,000 shares of our common stock, par value $0.001 per share and 1 share of our preferred stock, par value $.001 per share issued and outstanding. As of December 31, 2016, we had 40 million common shares and 10 million preferred shares authorized.

Item 10.B. Memorandum and Articles of Association

The Articles of Incorporation of the Company have been listed herewith as Exhibit 1.1.

Item 10.C. Material Contracts

The following descriptions of the material provisions of the referenced agreements do not purport to be complete and are subject to, and qualified in their entirety by reference to the agreements which have been listed as exhibits to this report.

Stock Agreement

The Stock Agreement provided for Jupiter Gold to acquire from Brazil Minerals 99.99% of Mineração Jupiter Ltda. ("MJL"), a Brazilian company. Prior to this acquisition, MJL held title to two minerals rights for manganese. These two manganese mineral rights will be transferred out of MJL into a company to be designated by Brazil Minerals. In exchange for this 99.99% stake in MJL and the receipt of $4,000 from Brazil Minerals, Jupiter Gold transferred 4 million of its common shares to Brazil Minerals and entered into a registration rights agreement with Brazil Minerals for such shares. Additionally, Jupiter Gold agreed in the Stock Agreement that any mineral project in which MJL is involved with, and that accrues any revenues or dividends (in cash, stock, or otherwise), shall be subject to a ten percent (10%) annual royalty stream ("Royalty Stream") due to Brazil Minerals. The Royalty Stream will be calculated on the amounts actually received by MJL and/or Jupiter Gold, and shall be paid within thirty (30) days of any such receipt.

The Stock Agreement is listed herewith as Exhibit 10.1.

GRU Agreement

The GRU Agreement provides that Jupiter Gold has the right to place its gold retrieved units (each a "GRU" and collectively "GRUs") in mineral rights areas for gold in Brazil owned by Brazil Minerals (the "Gold Rights"). Pursuant to the GRU Agreement, Brazil Minerals shall periodically present to Jupiter Gold a list of its available Gold Rights which meet the necessary Brazilian mining and environmental regulations for mining of gold, and for which Brazil Minerals has the necessary operational infrastructure (the "Permissible Gold Rights"). Jupiter Gold shall periodically choose from the Permissible Gold Rights, the one or more areas in which to place one or more GRUs.

Pursuant to the GRU Agreement, Jupiter Gold may periodically request that one or more GRUs be moved from any of the Permissible Gold Rights to another. Brazil Minerals shall use its best efforts to comply with each such request within 30 days thereafter.  Brazil Minerals will solely operate all of the GRUs placed with Brazil Minerals, and will use its best efforts so as to not cause any damage to such GRUs, except for normal wear and tear. All revenues derived from the sale of gold obtained by the operation of GRUs shall be promptly split 50% to Jupiter Gold and 50% to Brazil Minerals. The GRU Agreement may be terminated by either Jupiter Gold upon 30 (thirty) days' advance written notice, or by Brazil Minerals effective immediately upon written notice if and when Brazil Minerals does not control any Permissible Gold Rights.

This GRU Agreement is listed herewith as Exhibit 10.3.

Service Agreement

Pursuant to the Service Agreement, Jupiter Gold has the ability to use offices and local personnel ("Local Infrastructure") owned by Brazil Minerals, in exchange for a $2,500 monthly fee and reimbursement of other reasonable expenses. The purpose of the agreement is to allow Jupiter Gold to operate in Brazil while it does not develop any significant infrastructure of its own.

Jupiter Gold may terminate this Service Agreement at any time upon 90 (ninety) days' advance notice to Brazil Minerals, or may terminate for cause (which for the purposes of the Service Agreement means the breach of this Service Agreement by Brazil Minerals, or the gross negligence or malfeasance of Brazil Minerals in the performance of the Service Agreement), at any time without the need for advance notice. Brazil Minerals may terminate the Service Agreement at any time upon 90 (ninety) days' advance notice to Jupiter Gold, or may terminate for lack of any or full payment without the need for advance notice if such non-payment is not cured within 30 days.

Effective March 31, 2017, the Service Agreement between Jupiter Gold and Brazil Minerals has been terminated. Instead of paying a fixed monthly fee of $2,500 as per Service Agreement, Jupiter Gold, when needed, will pay Brazil Minerals for any services or infrastructure needed in Brazil. All other agreements between these companies remain in full force.

The Service Agreement is listed herewith as Exhibit 10.4.

Registration Rights Agreement

The Registration Rights Agreement provides that whenever Jupiter Gold proposes to register any of its securities under the Securities Act of 1933, as amended (the "Securities Act") and the registration form to be used may be used for the registration and contemplated disposition of Registrable Securities (a "Piggyback Registration"), Jupiter Gold will give prompt written notice to Brazil Minerals of its intention to effect such a registration so that such notice is received by Brazil Minerals at least twenty (20) days before the anticipated filing date.  Jupiter Gold will include in such registration all securities covered by the Registration Agreement ("Registrable Securities") with respect to which Jupiter Gold has received a written request for inclusion therein subject to any limitations on the number of shares that may be registered for resale that may be imposed by law, including positions of the staff of the the SEC. In connection with each Piggyback Registration, all of the expenses incurred in compliance with the aforesaid, including, without limitation, all registration and filing fees, printing expenses, fees and disbursements of counsel for Jupiter Gold and blue sky fees and expenses will be paid by Jupiter Gold and Brazil Minerals shall pay all of the underwriting discounts and selling commissions applicable to the sale of Registrable Securities and all fees and disbursements of counsel for Brazil Minerals attributable to the sale of its securities pursuant to the Piggyback Registration.

The Registration Rights Agreement is listed herewith as Exhibit 10.2.

Item 10.D. Exchange Controls

Brazilian Laws n. 4.131, of September 03, 1962, and n. 11.371, of November 28, 2006, as amended, regulate foreign investments in Brazil, requiring that foreign investments in Brazil be registered with the Brazilian Central Bank to enable foreign remittance of profits and/or interest on equity, and repatriation of foreign capital invested in Brazil.

The Brazilian legislation allows the investment in the capital market by individuals or legal entities, by means of the acquisition of shares and other securities. These investments, designated "portfolio investments", when performed by non-residents, are subject to registration with the Brazilian Central Bank and Brazilian Securities Commissions ("CVM"), and according to the Resolution n. 4.373, of September 29, 2014 of the Brazil Monetary Council ("CMN") can be made through Depositary Receipts, with the investor represented by institution authorized to work by the Brazil Central Bank.

The non-resident investors must indicate one or more attorneys-in-fact in Brazil, which should be institution authorized to work by the Central Bank and will be responsible mainly for the provision of information and for the registrations with the Brazilian Central Bank and the CVM. The registration of the portfolio investments with the Brazilian Central Bank's electronic system constitutes an obligatory requirement for remittances abroad as distribution of profits and/or interest on equity, and repatriation of the capital invested. Such remittances may be made by means of a foreign exchange contract between the Brazilian company remitting the funds and a Brazilian commercial bank duly authorized to operate in the foreign exchange market (Depositary Receipts). Such foreign exchange contract reflects the exchange of Brazilian currency into foreign currency, at the rate agreed with the Brazilian commercial bank.

Under current Brazilian legislation, the federal government may impose temporary restrictions on remittances of foreign capital abroad in the event of a serious imbalance or an anticipated serious imbalance of Brazil's balance of payments. For approximately six months in 1989 and early 1990, the federal government froze all dividend and capital repatriations held by the Central Bank that were owed to foreign equity investors, in order to conserve Brazil's foreign currency reserves. These amounts were subsequently released in accordance with federal government directives. There can be no assurance that the federal government will not impose similar restrictions on foreign repatriations in the future.

The likelihood of the imposition of such restrictions by the Brazilian government may be affected by, among other factors, the extent of Brazil's foreign currency reserves, the availability of sufficient foreign currency on the date a payment is due, the size of Brazil's debt service burden relative to the economy as a whole, Brazil's policy towards the International Monetary Fund and political constraints to which Brazil may be subject.

See "Risk Factors—Risks of the Brazilian Economy."

Item 10.E. Taxation

Investors should consult their own tax advisor regarding the specific tax consequences of owning and disposing of our common stock, including eligibility for the benefits of any treaty for the avoidance of double taxation, the applicability or effect of any special rules to which they may be subject, and the effect of any state, local, or other tax laws.

Brazilian Tax Considerations

The following is a summary of tax issues that affect foreign investment in Brazil businesses and is based on the Brazilian tax regulations as presently in effect and does not take into account possible future changes in such tax laws.

General Comments

Brazilian companies are taxed in Brazil on the basis of their worldwide income (which includes earnings of Brazilian companies' foreign subsidiaries, branches and affiliates). In general terms, branches and representative offices of foreign companies in Brazil are taxed as Brazilian legal entities with respect to the business carried out in Brazil.

The earnings of non-Brazilian residents in general are taxed in Brazil only when derived from Brazilian sources. Exception is made to capital gains earned by foreign residents with respect to assets located in Brazil. In such case, the legislation in force in being interpreted in the sense that the Brazilian withholding income tax -WHT shall apply regardless of whether the payment is made from a Brazilian source or not. In such case, the responsibility for collecting the WHT is assigned to buyer's attorney in fact

Payment of Dividends and Interest on Equity/ Repatriation of Investments

Dividends distributed by Brazilian companies to resident or non-resident shareholders or partners, based on profits earned as from January 1, 1996, are exempt from Brazilian withholding income tax. Profits and dividends realized prior to January 1, 1996 are still subject to income tax at the rates prevailing within the year the profits are generated. Prior to 1996, dividends and profits distributed were subject to a fifteen percent (15%) withholding income tax (IRRF), withheld by the company, except for distribution to residents of Japan, in which a Brazilian tax treaty provides for a 12.5 % rate.

Alternatively to the distribution of dividends, Brazilian companies may remunerate its equity holders through the payment of interest on equity, provided that the company has retained or current-year earnings. The total amount of interest on equity that can be paid or credited are subject to limits provided in Brazilian tax law. The Brazilian companies may deduct the interest on equity paid or credited as operational expenses for the purposes of corporate income taxes. A fifteen percent (15%) withholding income tax is levied on the amount of interest on equity paid, accrued to the equity holders, or capitalized (25% rate for low tax jurisdictions).

When the foreign investor sells shares or quotas in the Brazilian venture or when the Brazilian company reduces its capital or is liquidated, the foreign-registered investment can be repatriated in the relevant foreign currency free of taxes up to the amount of foreign currency registered with the Central Bank. If the foreign investor withdraws from its Brazilian subsidiary by assigning its quotas/shares for an amount exceeding that registered with the Central Bank, the exceeding amount is considered a capital gain and shall be subject to withholding income tax at a 15% rate (25% for low tax jurisdictions). Nevertheless, the exceeding amount may be remitted abroad in case of a local sale. Remittances of sale prices exceeding the net worth value ("valor patrimonial") of the Brazilian company sold must be supported by an appraisal report. There is also a discussion on whether the calculation of the capital gain should be made taking into consideration the basis in foreign currency without monetary correction or in the Brazilian currency acquired by the foreign investor by the time the foreign investment was made, indexed by monetary correction until 1996.

Tax Treaties

There is currently no tax treaty in place between Brazil and the United States nor with the Marshall Islands.

Brazil has entered into numerous tax treaties with other countries, to provide relief from double taxation on international transactions. To date, Brazil has executed treaties with South Africa, Argentina, Austria, Belgium, Canada, Chile, China, South Korea, Denmark, Ecuador, Spain, Philippines, Finland, Netherlands, Hungary, India, Israel, Italy, Japan, Luxemburg, Mexico, Norway, Peru, Portugal, Czech Republic and Slovakia Republic, Sweden, Trinidad and Tobago, Turkey, Ukraine, Venezuela, Paraguay* and Russia* (*Pending publication of the Executive Decree).

Low-Tax Jurisdictions

The Brazilian Federal Revenue Department has listed some locations considered to be low-tax jurisdictions for Brazilian tax purposes. Current regulations list the Cayman Islands. Low-tax jurisdictions are defined for Brazilian tax purposes as jurisdictions that do not tax income or tax it at a maximum rate lower than 20%. Payments of certain types of income to entities in low-tax jurisdictions are subject to a higher withholding tax rate of 25% (15% usually applies), with few exceptions (such as payment of operational lease fees abroad-15% and payment of interest fees related to the financing of Brazilian exports – 0%).  Transactions between a Brazilian resident and a company resident in a low-tax jurisdiction are subject to Brazilian transfer pricing rules, irrespective of whether the two parties qualify as associated companies.

Law n. 11.727/2008, and Normative Ruling (RFB) n. 1.037/2010, issued by the Brazilian tax authorities, expressly lists jurisdictions that are deemed to be low-tax jurisdictions, to wit: Andorra; Anguilla; Antigua and Barbuda; Netherlands Antilles; Aruba; Ascension Islands; Commonwealth of the Bahamas; Bahrain; Barbados; Belize; Bermuda; Brunei; Campione D'Italia; Channel Islands (Alderney, Guernsey, Jersey and Sark); Cayman Islands; Cyprus; Singapore; Cook Islands; Republic of Costa Rica; Djibouti; Dominica; United Arab Emirates; Gibraltar; Granada; Hong Kong; Kiribati; Lebuan; Lebanon; Liberia; Liechtenstein; Macau; Madeira Island; Maldives; Isle of Man; Marshall Islands; Mauritius; Monaco; Montserrat Islands; Nauru; Niue Island; Norfolk Island; Panama; Pitcairn Island; French Polynesia; Queshm Island; American Samoa; Western Samoa; San Marino; St. Helena Islands; Saint Lucia; Federation of Saint Kitts and Nevis; Saint Peter's Island; Saint Vincent and the Grenadines; Seychelles; Solomon Islands; St. Kitts and Nevis; Swaziland; Sultanate of Oman; Tonga; Tristan da Cunha; Turks and Caicos Islands; Vanuatu; US Virgin Islands; British Virgin Islands; Luxembourg (with respect to holding companies existed under Luxembourg Law of July 31,1929); Switzerland (with respect to holding company, domiciliary company, auxiliary company, mixed company e administrative company with taxation inferior to 20%); Uruguay (with respect to companies organized as "Sociedades Financeiras de Inversão (Safis)" up to December 31, 2010); Denmark, and Netherlands (with respect to holding companies that do not realize substantive economic activity); Iceland (with respect to companies organized as International Trading Company (ITC)); United States of America (with respect to companies organized as Limited Liability Company (LLC) with shareholders not resident and exempt of Federal Corporate Income Tax); Spain (with respect to companies organized as Entidad de Tenencia de Valores Extranjeros (E.T.V.Es.); Malta (with respect to companies organized as International Trading Company (ITC) or International Holding Company (IHC)).

Withholding Income Tax on Payments Abroad

In general, payments made to non-residents are subject to withholding income tax in Brazil. As a general rule, interest, fees, commissions and any other income payable by a Brazilian obligor to an individual, company, entity, trust or organization domiciled outside Brazil is considered derived from Brazilian sources and is therefore subject to income tax withheld at the source.  Brazilian tax laws expressly authorize the paying source to pay the income or earnings net of taxes and, therefore, to assume the cost of the applicable tax. The WHT should be withheld when the income is paid, credited, used on behalf of or effectively remitted to a non-resident, whichever first occurs. The tax is generally based on gross payments (i.e., without any deductions). The general WHT rate is 15% (25% rate may apply to certain activities such as non-technical services).

Corporate Income Taxes Applicable to Brazilian Companies

Most business entities are required to pay corporate income tax (IRPJ). The IRPJ is computed at fifteen percent (15%) rate on adjusted net income. Annual net income in excess of 240,000 Brazilian Real is also subject to a surtax of ten percent (10%). According to Law No. 9,430, of December 30, 1996, taxpayers may opt to calculate the IRPJ on a quarter or annual basis. If the IRPJ is calculated quarterly, it is also payable on a quarterly basis. Over the quarter net income, a fifteen percent (15%) rate is applied, plus a ten percent (10%) surtax on net income exceeding 60,000 Brazilian Real per quarter. If the IRPJ is calculated annually, taxpayers are required to anticipate monthly payments of IRPJ, calculated over estimated income. For most companies, such monthly estimated income corresponds to eight percent (8%) of the total monthly gross revenues plus capital gains and other revenues and positive results incurred by the company. Such percentage ranges from 8% to 32%, depending on the activity performed by the taxpayer. Over this tax basis, the fifteen percent (15%) rate applies, plus the ten percent (10%) surtax on estimated income exceeding approximately 20,000 Brazilian Real per month. When the annual method of calculation is adopted, with payment of monthly anticipations, at the end of the year, the entities must either pay or request reimbursement for the difference between the amount paid monthly and that calculated on annual income.

Net operating losses ("NOLs") generated in a given period can offset taxable income of the subsequent period, limited to thirty percent (30%) of taxable income (i.e., for each R$ 1.00 of income, R$0.70 must be subject to taxation, regardless of the existing amount of NOL). Tax losses may be carried forward, without statute of limitation.

Another used method of calculating income tax is the presumed method ("apuração de imposto de renda por lucro presumido"). In this case, the income tax is calculated on a quarterly basis and for most activities, the tax basis corresponds to eight percent (8%) of gross revenues. There are other applicable rates to calculate presumed income related to certain specific activities (e.g., thirty-two percent [32%] for most service activities). Over the presumed income, income tax rates of fifteen percent (15%) and ten percent (10%) surtax levied on presumed income exceeding 60,000 Brazilian Real per quarter are applied. If the presumed method of taxation is adopted, the taxpayer is not subject to any adjustment according to annual actual income. Among other requirements for eligibility the Brazilian company's revenues earned in the previous taxable year must not exceed 48,000 Brazilian Real.

In addition to the Corporate Income Tax, Brazilian companies are subject to the Social Contribution on Net Profits ("CSLL"), which is in fact a true corporate income tax surcharge. The CSLL applies at a rate of nine percent (9%). The reason why it is levied separately is that it is specifically allocated to the social security system. Most rules concerning book and presumed profit methods also apply to CSLL (the CSLL basis in the presumed profit method may be different from the one applicable to the Corporate Income Tax).

Other Taxes that Brazilian Companies Are Subject To That May Be Relevant To Foreign Investors

•
Tax on Credit, Exchange, Insurance and Securities Transactions (IOF): the IOF is imposed on foreign currency exchange transactions, among other transactions. Currently, however, a zero rate applies to most cases.

•
Other Brazilian taxes: Brazil charge taxes over company's gross turn-over, sale of goods, manufacturing of goods, services, property, transfer of property, transportation, importation, exportation, among other activities.

Marshall Islands Tax Considerations
The Republic of the Marshall Islands will not, under existing legislation, impose any income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax upon the Company's Common Stock.  The Republic of the Marshall Islands are not party to any double taxation treaties.
Item 10.F. Dividends and Paying Agents

Not required.

Item 10.G. Statement by Experts

Not required

Item 10.H. Documents on Display

We are subject to the informational requirements of the Exchange Act applicable to foreign private issuers and, in accordance with these requirements, we file reports with the SEC. As a foreign private issuer, we are exempt from the rules under the Exchange Act relating to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

You may read and copy any documents that we file with the SEC, including this Report and the related exhibits, without charge at the Securities and Exchange Commission's public reference room at 100 F Street, N.W., Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the public reference room of the Commission at 100 F Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. In addition, the documents incorporated by reference into this Report are publicly available through the web site maintained by the Securities and Exchange Commission at www.sec.gov.

Item 10.I. Subsidiary Information

Not applicable.

Item 11. Quantitative and Qualitative Disclosure about Market Risk

Foreign Exchange Risk

We are subject to risk brought about by the possibility of a significant change in the rate of exchange of the U.S. Dollar for the Brazilian Real.

Interest Rate Risk

None; as of December 31, 2016, we had no fixed or floating rate indebtedness.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None material.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable

Item 15. Controls and Procedures

Disclosure Controls And Procedures

Our management has evaluated the design, operation, and effectiveness of the Company's disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act as of December 31, 2016. On the basis of that evaluation, management concluded that the Company's disclosure controls and procedures are designed, and are effective, to provide reasonable assurance that the information required to be disclosed in reports filed or submitted pursuant to the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the SEC, and that such information is accumulated and communicated to management to allow timely decisions regarding required disclosure.

Management's Report On Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting.

The Company's internal control over financial reporting is a process designed by, or under the supervision of, the Company's principal executive and financial officer and effected by the Company's Board of Directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States. The Company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Therefore even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management performed an assessment of the effectiveness of our internal control over financial reporting at December 31, 2016, utilizing the criteria described in the "Internal Control — Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. The objective of this assessment was to determine whether our internal control over financial reporting was effective at December 31, 2016.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis. In our assessment of the effectiveness of internal control over financial reporting at December 31, 2016, we did not identify material weaknesses.

Based on our assessment, and because of the lack of any material weakness as described above, we have concluded that our internal control over financial reporting was effective at December 31, 2016.

Management's Remediation Plan In Internal Controls

We will continue to monitor the effectiveness of our internal controls over financial reporting and to make any changes that our management deems appropriate

Changes In Internal Control Over Financial Reporting

Management does not believe that there have been any other changes in the Company's internal control over financial reporting during the year ended December 31, 2016, which have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 16. Reserved

Item 16A. Audit Committee Financial Expert

Our Board of Directors currently acts as our audit committee. We do not currently have an independent member of our Board of Directors who qualifies as an "audit committee financial expert" as such term is usually defined.

Item 16B. Code of Ethics

Our Board of Directors plans to adopt in 2017 a code of ethics that applies to all of our directors, officers, and employees.

Item 16C. Principal Accountant Fees and Services

BF Borgers CPA PC has served as our independent auditors for our financial statements as of December 31, 2016 and for the period from July 27, 2016 (inception) to December 31, 2016. This firm billed the following fees to us for professional services related to such date and periods:

Audit Fees	$4,000
Audit-Related Fees	$320
Tax Fees
All Other Fees
Total	$4,320

"Audit Fees" are the aggregate fees billed for the audit of our annual financial statements. This category also includes services that generally the independent accountant provides, such as consents and assistance with and review of documents filed with the SEC.

 "Audit-Related Fees" are the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit and are not reported under Audit Fees. These fees include mainly accounting consultations regarding the accounting treatment of matters that occur in the regular course of business, implications of new accounting pronouncements and other accounting issues that occur from time to time.

 "Tax Fees" are the aggregate fees billed for professional services rendered for tax compliance, tax advice, other than in connection with the audit. Tax compliance involves preparation of original and amended tax returns, tax planning and tax advice.

"All Other Fees" are the aggregate fees billed for products and services, other than the services reported on the preceding lines.

All of the audit and non-audit services to us were pre-approved by our Board of Directors.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F. Change in Registrant's Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

Not applicable.

Item 16H. Mine Safety Disclosure

Not applicable.

PART III

Item 17. Financial Statements

We have responded to Item 18 in lieu of this item.

Item 18. Financial Statements

The financial statements required by this item are found at the end of this annual report, beginning on page F-1.

Item 19. Exhibits

Exhibit Number	Description of Exhibit

1.1
Articles of Incorporation of the Company. Incorporated by reference to Exhibit 1.1 to the Company's Registration Statement on Form F-1 (Registration No. 333-214872) filed with the Securities and Exchange Commission on December 1, 2016 (the "F-1").

1.2	Certificate of Incorporation of the Company. Incorporated by reference to Exhibit 1.2 to the F-1.

1.3	Bylaws of the Company. Incorporated by reference to Exhibit 1.3 to the F-1.

1.4	Certificate of Designations, Preferences, and Rights of Series A Convertible Preferred Stock. Incorporated by reference to Exhibit 1.4 to the F-1.

10.1	Stock Purchase and Sale Agreement dated as of July 27, 2016 between Brazil Minerals, Inc. and the Company. Incorporated by reference to Exhibit 10.1 to the F-1.

10.2	Registration Rights Agreement dated as of July 27, 2016 between the Company and Brazil Minerals, Inc. Incorporated by reference to Exhibit 10.2 to the F-1.

10.3	Gold Retrieval Unit Deployment and Revenue Split Agreement dated as of July 27, 2016 between Brazil Minerals, Inc. and the Company. Incorporated by reference to Exhibit 10.3 to the F-1.

10.4	Service Agreement dated July 27, 2016 between Brazil Minerals, Inc. and the Company. Incorporated by reference to Exhibit 10.4 to the F-1.

10.5	Transfer Agent Agreement dated August 8, 2016. Incorporated by reference to Exhibit 10.5 to the F-1.

10.6	Manufacture Agreement dated August 12, 2016. Incorporated by reference to Exhibit 10.6 to the F-1.

10.7	Jupiter Gold Corporation 2016 Incentive Plan. Incorporated by reference to Exhibit 10.7 to the F-1.

10.8	Employment Agreement, dated as of September 1, 2016 between the Company and Marc Fogassa. Incorporated by reference to Exhibit 10.8 to the F-1.

10.9	Director Agreement, dated as of September 1, 2016 between the Company and Paul Durand. Incorporated by reference to Exhibit 10.9 to the F-1.

10.10	Director Agreement, dated as of September 1, 2016 between the Company and Christopher Westdal. Incorporated by reference to Exhibit 10.10 to the F-1.

10.11	Director Agreement dated as of September 1, 2016 between the Company and Marc Fogassa. Incorporated by reference to Exhibit 10.11 to the F-1.

12.1	Certification of CEO Pursuant to Section 302 of Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley Act").*

12.2	Certification of CFO Pursuant to Section 302 of Sarbanes-Oxley Act.*

13.1*	Certification Pursuant to Section 906 of Sarbanes-Oxley Act.

*Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

JUPITER GOLD CORPORATION
(Registrant)

/s/ Marc Fogassa
By: Marc Fogassa
Title: Chief Executive Officer

Date: May 15, 2017

JUPITER GOLD CORPORATION

FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Jupiter Gold Corporation:

We have audited the accompanying consolidated balance sheet of Jupiter Gold Corporation ("the Company") as of December 31, 2016, and the related statement of operations, stockholders' equity (deficit) and cash flows for the period July 27, 2016 (inception) through December 31, 2016. These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Jupiter Gold Corporation, as of December 31, 2016, and the results of its operations and its cash flows for the period July 27, 2016 (inception) through December 31, 2016, in conformity with generally accepted accounting principles in the United States of America.

The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the Company's internal control over financial reporting.  Accordingly, we express no such opinion.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company's significant operating losses raise substantial doubt about its ability to continue as a going concern.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ BF Borgers CPA PC
BF Borgers CPA PC
Lakewood, CO
 May 15, 2017

JUPITER GOLD CORPORATION
CONSOLIDATED BALANCE SHEET
DECEMBER 31, 2016

December 31, 2016

ASSETS
Current Assets
Cash & Cash Equivalents	$3,072
Acounts Receivable – Related Party	4,000
Total Current Assets	7,072
Property, Plant and Equipment (net of accumulated depreciation of $618)	9,562
Intangible Assets	2,044
Total Assets	$18,678

LIABILITIES AND EQUITY
Liabilities
Current Liabilities
Accounts Payable	$12,509
Accounts Payable – Related Parties	37,826
Total Current Liabilities	50,335
Total Liabilities	50,335

Commitments and Contingencies	–

Stockholders' Deficit
Common stock, par value $0.001, 40,000,000 common shares authorized, 4,000,000 shares issued and outstanding as of December 31, 2016	4,000
Preferred stock, par value $0.001, 10,000,000 preferred shares authorized, 1 share issued and outstanding as of December 31, 2016	–
Additional paid-in capital	305,070
Accumulated other comprehensive income or loss	–
Accumulated deficit	(340,728)
Total Stockholders' (Deficit) Equity	(31,658)
Total Liabilities and Stockholders' Deficit	$18,678

 The notes to the financials statements are an integral part of these financial statements.

JUPITER GOLD CORPORATION
CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE PERIOD JULY 27, 2016 (INCEPTION) THROUGH DECEMBER 31, 2016

For the period July 27, 2016 (inception) through December 31, 2016

Revenues	$–

Costs of Goods Sold
Production Expenses	–
Total Cost of Goods Sold	–

Gross Loss	–

Operating Expenses:
Related Party – Service Agreement	12,903
Professional Fees	21,794
General and Administrative Expenses	3,398
Depreciation	616
Stock-Based Compensation	302,002
Total Operating Expenses	340,714

Loss from Operations	(340,714)

Loss Before Provision for Income Taxes	(340,714)
Provision for Corporate Income Taxes	–
Foreign Currency Translation	(14)

Net Loss	$(340,728)

Net Loss per Share: Basic	$0.09
Net Loss per Share: Diluted	$0.09
Weighted Average Number of Shares Outstanding: Basic	4,000,000
Weighted Average Number of Shares Outstanding: Diluted	4,000,000

 The notes to the financials statements are an integral part of these financial statements.

JUPITER GOLD CORPORATION
CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE PERIOD JULY 27, 2016 (INCEPTION) THROUGH DECEMBER 31, 2016

For the period July 27, 2016 (inception) through December 31, 2016
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Loss	$(340,728)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities:
Depreciation	616
Stock-Based Compensation	302,002
Change in Assets and Liabilities:
Accounts Payable	12,509
Due to Related Parties	37,826
Net Cash Used in Operating Activities	12,225

CASH FLOWS FROM INVESTING ACTIVITIES:
Licensing of Mineral Rights	(2,044)
Construction of Modular Plant	(7,109)
Net Cash Used in Investing Activities	(9,153)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net Cash Provided by Financing Activities	–

Net Increase (Decrease) in Cash and Cash Equivalents	3,072

Cash and Cash Equivalents, beginning of period	$0

Cash and Cash equivalents, end of period	$3,072

 The notes to the financials statements are an integral part of these financial statements.

JUPITER GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION, BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business
Jupiter Gold Corporation ("Jupiter Gold", or the "Company") was incorporated under the laws of the Republic of the Marshall Islands on July 27, 2016.  The Company, through a subsidiary in Brazil, owns a modular plant for recovery of gold and eight mineral rights in Brazil, six for gold and two for manganese, with total surface area of approximately 80,209 acres. Two of the mineral rights for goild owned by the Company are in well-known areas for gold deposits: Paracatu in the state of Minas Gerais, and Crixás in the state of Goiás. On December 16, 2016, Jupiter Gold's Registration Statement on Form F-1 was declared effective by the Securities and Exchange Commission. The Company is conducting an initial public offering of its common stock in 2017.

Principles of Consolidation
The consolidated financial statements include the accounts of Jupiter Gold and its 99.99% owned subsidiary, Mineração Jupiter Ltda. ("MJL"). MJL was incorporated on January 7, 2015 in Brazil. On July 27, 2016, Brazil Minerals exchanged its 99.99% ownership in MJL for 4,000,000 newly issued shares of Jupiter Gold's common stock. The remaining 0.01% in MJL is to accommodate the regulatory requirement in Brazil of two owners to register a company able to pursue the business line intended; this 0.01% ownership is held by a director of Jupiter Gold. For accounting purposes this 0.01% ownership is considered immaterial and, therefore as of December 31, 2016, MJL has been consolidated as a wholly-owned subsidiary.

Consolidated Financial Statements
The accompanying consolidated financial statements have been prepared by Jupiter Gold pursuant to the rules and regulations of the United States Securities and Exchange Commission.  Certain information and disclosures normally included in annual financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to such rules and regulations. In the opinion of management, all adjustments and disclosures necessary for a fair presentation of these consolidated financial statements have been included.  Such adjustments consist of normal recurring adjustments.

Basis of Presentation
The consolidated financial statements of Jupiter Gold have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles ("GAAP") of the United States of America and are presented in U.S. dollars.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amount of revenues and expenses during the reporting period.  Actual results may differ from those estimates.

Fair Value of Financial Instruments
Jupiter Gold follows the guidance of Accounting Standards Codification ("ASC") Topic 820 – Fair Value Measurement and Disclosure. Fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. The guidance also establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of Jupiter Gold. Unobservable inputs are inputs that reflect Jupiter Gold's assumptions about the factors market participants would use in valuing the asset or liability. The guidance establishes three levels of inputs that may be used to measure fair value:

JUPITER GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Level 1. Observable inputs such as quoted prices in active markets;

Level 2. Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and

Level 3. Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

As of December 31, 2016, Jupiter Gold did not have any level 2 or 3 assets or liabilities.

Jupiter Gold's financial instruments consist of cash and cash equivalents, accounts payable, accrued expenses and plant and property. The carrying amount of these financial instruments approximates fair value due to either length of maturity or interest rates that approximate prevailing market rates unless otherwise disclosed in these consolidated financial statements.

Cash and Cash Equivalents
The Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents to the extent that the funds are not being held for investment purposes. Funds held in Brazilian banks are insured up to 250,000 Brazilian Real (approximately $76,708 based on the December 31, 2016 exchange rate).

Property and Equipment
Property and equipment are stated at cost. Major improvements and betterments are capitalized. Maintenance and repairs are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful life. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in the statements of operations as other gain or loss, net.

Mineral Properties
Costs of exploration, carrying and retaining unproven mineral lease properties are expensed as incurred. Mineral property acquisition costs, including licenses and lease payments, are capitalized. Impairment losses are recorded on mineral properties used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. As of December 31, 2016, Jupiter Gold did not recognize any impairment losses related to mineral properties held.

Intangible Assets
For intangible assets purchased in a business combination, the estimated fair values of the assets received are used to establish their recorded values. For intangible assets acquired in a non-monetary exchange, the estimated fair values of the assets transferred (or the estimated fair values of the assets received, if more clearly evident) are used to establish their recorded values, unless the values of neither the assets received nor the assets transferred are determinable within reasonable limits, in which case the assets received are measured based on the carrying values of the assets transferred. Valuation techniques consistent with the market approach, income approach and/or cost approach are used to measure fair value. Intangible assets consist of mineral rights held by MJL and recorded ar $2,044, the cost of fees paid to the Brazilian national mining department.

JUPITER GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Impairment of Long-Lived Assets
For long-lived assets, such as property and equipment and intangible assets subject to amortization, Jupiter Gold continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, Jupiter Gold recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell.

Foreign Currency
The Jupiter Gold's subsidiary, MJL, uses a local currency as the functional currency. Resulting translation gains or losses are recognized as a component of accumulated other comprehensive income. Transaction gains or losses related to balances denominated in a currency other than the functional currency are recognized in the consolidated statements of operations.

Recent Accounting Pronouncements
We have reviewed other recent accounting pronouncements issued to the date of the issuance of these consolidated financial statements, and we do not believe any of these pronouncements will have a material impact on Jupiter Gold.

NOTE 2 –ACQUISITIONS

Mineração Jupiter Ltda. ("MJL")

On July 27, 2016, Jupiter Gold acquired from Brazil Minerals a 99.99% ownership in MJL in exchange for 4,000,000 newly issued shares of Jupiter Gold's common stock plus Brazil Minerals' agreement to pay the par value cost of such shares amounting to $4,000, reflected as of December 31, 2016 as "Accounts Receivable – Related Party". Since this acquisition was made from a related party, all assets and liabilities were reflected at cost, and no goodwill was recognized on the transaction.

NOTE 3 – COMPOSITION OF CERTAIN FINANCIAL STATEMENT ITEMS

Property, Plant and Equipment
Property, plant and equipment was comprised of a  completed gold recovery plant in Brazil amounting to $10,181.

Accounts Payable - Related Parties
The balance of "Accounts Payable – Related Parties" was $37,826 as of December 31, 2016. Of this amount, i) $25,717 is due to Brazil Minerals and is comprised of $12,903  under the terms of a $2,500 per month service contract (prorated during the partial month of July) and for $12,813 in expenses paid on behalf of Jupiter Gold, ii) $8,922 is due to a subsidiary of Brazil Mineals in Brazil for payment of Brazilian-based expenses on behalf of MJL; and iii) the remaining balance of $3,188 is due to the Company's Chief Executive Officer for a required monthly honorarium of 880 Brazilian Real (approximately $270 based on the December 31, 2016 exchange rate). See Note 6.

JUPITER GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – STOCKHOLDERS' DEFICIT

Issued and Authorized
As of December 31, 2016, Jupiter Gold had 4,000,000 shares of its common stock and 1 share of its preferred stock issued and outstanding. As of December 31, 2016, Jupiter Gold had 40 million common shares and 10 million preferred shares authorized.

Common Stock
Jupiter Gold has issued 4,000,000 shares of its common stock to Brazil Minerals, a related party, with respect to a transaction as detailed in Note 1.

Preferred A Stock
Jupiter Gold has issued to one of its directors one share of a Series A Convertible Preferred Stock ("Preferred A Stock"). The Certificate of Designations, Preferences and Rights of Preferred A Stock provides that for so long as it is issued and outstanding, its holders shall vote together as a single class with the holders of the Company's common stock, with the holders of Preferred A Stock being entitled to 51% of the total votes on all such matters regardless of the actual number of shares of Preferred A Stock then outstanding, and the holders of common stock are entitled to their proportional share of the remaining 49% of the total votes based on their respective voting power.

Options
During the year ended December 31, 2016, the Company granted to directors as contractual compensation options to purchase an aggregate of 470,000 shares of its common stock. The options were valued at $302,002 in total. The options were valued using the Black-Scholes option pricing model with the following average assumptions: our stock price on date of grant ($1.00), the strike price ($1.50 or $1.00 according to the specific issuance), expected dividend yield of 0%, historical volatility of 63.08%, risk-free interest rate of 1.93%, and an expected term of five years. As a result the amount of $302,002 was considered contributed capital and booked to Additional Paid-in Capital on the Company's balance sheet as of December 31, 2016.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

Service Agreement
Jupiter Gold had a contractual agreement with Brazil Minerals by which it used that company's infrastructure in Brazil, including office and some personnel time, for $2,500 monthly. The amount due under this arrangement of $12,903 has been recorded within "Accounts Payable – Related Parties" on the Company's balance sheet as of December 31, 2016. See Note 7.

Loans
Jupiter Gold has received $12,813 in loans from Brazil Minerals, and MJL has received in Brazil the equivalent of $8,922 in loans from a subsidiary of Brazil Minerals. These loans have zero interest rate and are payable on demand. These amounts have been recorded within "Accounts Payable – Related Parties" on the Company's balance sheet as of December 31, 2016.

JUPITER GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Monthly Honorarium
MJL pays as honorarium to its administrator, Jupiter Gold's Chief Executive Officer, the minimum amount under Brazilian law, which is one Brazilian minimum wage salary per month, set yearly by the Brazilian federal government and 880 Brazilian Real for the year 2016 (approximately $270 based on the December 31, 2016 exchange rate). The amount due of $3,188 under this arrangement has been recorded within "Accounts Payable – Related Parties" on the Company's balance sheet as of December 31, 2016.

NOTE 6 - SUBSEQUENT EVENTS

In accordance with FASB ASC 855-10 Subsequent Events, the Company has analyzed its operations subsequent to December 31, 2016 to the date these consolidated financial statements were issued, and has determined that it does not have any material subsequent events to disclose in these consolidated financial statements, except as noted below.

Effective March 31, 2017, the Service Agreement between Jupiter Gold and Brazil Minerals has been terminated. Instead of paying a fixed monthly fee of $2,500 as per Service Agreement, Jupiter Gold, when needed, will pay Brazil Minerals for any services or infrastructure needed in Brazil. All other agreements between these companies remain in full force, include the royalty arrangement.