Form 20-F/A
period 2016-12-31
Jupiter Gold Corp
filed 2018-01-05
CIK 1684688

UNITED STATES Securities and Exchange Commission WASHINGTON, D.C. 20549

FORM 20-F/A
(Amemdment No. 2)
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

We are filing this Amendment No. 2 to the Annual Report on Form 20-F of Jupiter Gold Corporation for the fiscal year ended December 31, 2016 ("Form 20-F") that we filed with the Securities and Exchange Commission (the "SEC") on January 4, 2018 to revise Item 5 of Form 20-F in its entirety pursuant to a comment letter we received from the SEC on December 14, 2017. Item 5 is as follows.

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

Results of Operations

Fiscal Year Ended December 31, 2016

In 2016, we were pre-revenue, as our modular plant was not operational yet. Revenues will be recorded as of the second quarter of 2017 after production from the modular plant began. Because we were not in production in 2016, there is no cost of gold sold or production expenses for such period.

In 2016, we had an aggregate of $340,714 in operating expenses, of which non-cash stock compensation to directors (via issuance of options at exercise prices equal and above the current stock price) amounted to $302,002, as calculated by application of the Black-Scholes formula, thus representing 88.7% of all operating expenses. The remainder of operating expenses and the percentage of each in the total such expenses were $12,903 (3.8%) in amounts due to Brazil Minerals under a service agreement, $21,794 (6.4%) in professional fees, and $616 (0.2%). in depreciation (a non-cash expense).

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

Liquidity and Capital Resources

As of December 31, 2016, we had total current assets of $18,678 compared to total current liabilities of $50,3351 for a current ratio of 0.37 to 1 and working capital of ($31,657).

In 2016, our source of liquidity were loans from Brazil Minerals.

In 2017, we expect that our sources of liquidity will be equity raised from the initial public offering of our common stock, revenues from royalties derived from operation of our modular plant, and loans from Brazil Minerals, which we intend to stop utilizing as soon as possible.

Item 5F. Tabular Disclosure of Contractual Obligations.

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2016:

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

Date: January 5, 2018