Form 20-F
period 2017-12-31
Jupiter Gold Corp
filed 2018-05-15
CIK 1684688

UNITED STATES Securities and Exchange Commission WASHINGTON, D.C. 20549

FORM 20-F
(Mark One)
[  ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

There were 4,429,599 shares outstanding on May 10, 2018.

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. [X] Yes [ ] No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). [X] Yes [ ] No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of "large accelerated filer,"accelerated filer," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

[ ] Large accelerated filer	[ ]Accelerated filer	[X] Non-accelerated filer
[X] Emerging growth company

 If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. [  ]

 Indicate by check which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

 TABLE OF CONTENTS

Cautionary Note Regarding Forward Looking Statements		1

Part I

Item 1.	Identity of Directors, Senior Management and Advisers	2
Item 2.	Offer Statistics and Expected Timetable	2
Item 3.	Key Information	2
Item 4.	Information on the Company	13
Item 4A.	Unresolved Staff Comments	13
Item 5.	Operating and Financial Review and Prospects	19
Item 6.	Directors, Senior Management and Employees	18
Item 7.	Major Shareholders and Related Party Transactions	46
Item 8.	Financial Information	23
Item 9.	The Offer and Listing	51
Item 10.	Additional Information	51
Item 11.	Quantitative and Qualitative Disclosures About Market Risk	57
Item 12.	Description of Other Securities Other Than Equity Securities	57

Part II

Item 13.	Defaults, Dividend Arrearages and Delinquencies	57
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	57
Item 15.	Controls and Procedures	58
Item 16.	Reserved	59
Item 16A	Audit Committee Financial Expert	59
Item 16B	Code of Ethics	59
Item 16C	Principal Accountant Fees and Services	59
Item 16D	Exemptions from the Listing Standards for Audit Committees.	60
Item 16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.	60
Item 16F	Changes in Registrant's Certifying Accountant	60
Item 16G	Corporate Governance	60
Item 16H	Mine Safety Disclosure

Part III

Item 17.	Financial Statements	60
Item 18.	Financial Statements	60
Item 19.	Exhibits	61

Financial Statements		63

Signature Page		62

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F ("Annual Report") contains or incorporates by reference forward-looking statements.  All statements, other than statements of historical facts, that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future are forward-looking statements.  Such statements are characterized by terminology such as "anticipates," "believes," "expects," "future," "intends," "assuming," "projects," "plans," "will," "should" and similar expressions or the negative of those terms or other comparable terminology.  These forward-looking statements, which include statements about the mineral industry; market size, share and demand; performance; our expectations, objectives, anticipations, intentions and strategies regarding the future, expected operating results, revenues and earnings and potential litigation are not guarantees of future performance and are subject to risks and uncertainties, including those risks described under the heading "Risk Factors" set forth herein, or in the documents incorporated by reference herein, that could cause actual results to differ materially from the results contemplated by the forward-looking statements.

Investors are cautioned that our forward-looking statements are not guarantees of future performance and the actual results or developments may differ materially from the expectations expressed in the forward-looking statements.

As for the forward-looking statements that relate to future financial results and other projections, actual results will be different due to the inherent uncertainty of estimates, forecasts and projections that may be better or worse than projected. Given these uncertainties, you should not place any reliance on these forward-looking statements. These forward-looking statements also represent our estimates and assumptions only as of the date that they were made. We expressly disclaim a duty to provide updates to these forward-looking statements, and the estimates and assumptions associated with them, after the date of this filing to reflect events or changes in circumstances or changes in expectations or the occurrence of anticipated events.

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

Information regarding market and industry statistics contained in this Annual Report is included based on information available to us which we believe is accurate. We have not reviewed or included data from all sources and cannot assure stockholders of the accuracy or completeness of the data included in this Annual Report. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and the additional uncertainties accompanying any estimates of future market size, revenue and market acceptance of products and services.

PART I

Item 1.  Identity of Directors, Senior Management and Advisers.

Not applicable.

Item 2. Offer Statistics and Expected Timetable.

Not applicable.

Item 3. Key Information.

Item 3.A. Selected Financial Data.

The following selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in these statements. The selected consolidated financial data presented below are derived from our audited consolidated financial statements as of December 31, 2017, and for the period from January 1, 2017 to December 31, 2017, which are prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Except as may be otherwise indicated, all dollar amounts are stated in U.S. dollars, the Registrant's reporting currency.  The following table sets out the exchange rates, based on the data from the website of the Brazilian Central Bank, for the conversion of the Brazilian real (R$) into one United States dollar (US$), for the periods from July 27, 2016 (date of our inception) to December 31, 2016 and from January 1, 2017 to December 31, 2017.  The average exchange rates are based on the average of the daily closing exchange rates during such periods:

	Average	High	Low	Close

Fiscal Year Ended 12/31/2016	$3.2700	$3.4650	$3.1193	$3.2591
Fiscal Year Ended 12/31/2017	$3.1925	$3.3807	$3.0510	$3.3080

The exchange rate on May 10, 2018 was $3.5551 Brazilian reais per one U.S. dollar.

Item 3.B. Capitalization and Indebtedness.

As of 12/31/2017, we had issued 4,429,599 shares of its common stock and 1 share of a Series A Preferred Stock.

As of 12/31/2017, we had current liabilities of $15,366 all of which was unsecured and attributable to non-related parties. We had no long-term liabilities.

Item 3.C. Reasons for the Offer and Use of Proceeds.

Not applicable.

Item 3.D. Risk Factors.

You should carefully consider the following risk factors and all other information contained in this Annual Report before purchasing our shares. We have assembled these risk factors based upon both publicly available information, our own analysis and our own beliefs relative to our understanding of our business. If any of the following risks occur, our business, financial condition or results of operations could be materially and adversely affected, in which case, the value of our shares could decline, and you may lose some or all of your investment.

General Risks Relating to Our Business

We are a newly formed company.

We are a new venture and have the inherent risks associated with any start-up, including, but not limited to, an unproven business model, lack of depth in management, lack of branding and limited access to funding.

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

We depend on the efforts of our currently small number of officers and directors. In particular, we are heavily dependent upon the expertise of Marc Fogassa, our Chairman, Chief Executive Officer, Chief Financial Officer and Principal Accounting Officer. Mr. Fogassa speaks Portuguese and English fluently, has extensive networks in both Brazil and the United States of America, and relevant experience in management of a public entity, chairmanships and directorships on multiple Boards, and finance. We note that Mr. Fogassa is also the Chief Executive Officer and Chairman of Brazil Minerals, Inc., currently our largest shareholder. If it occurs, any loss of the services of Mr. Fogassa could have a material adverse effect upon our results of operations and financial position. Our business will also be dependent upon our ability to attract and retain qualified personnel. Acquiring these personnel could prove more difficult or cost substantially more than estimated. This could cause us to incur greater costs or prevent us from pursuing our strategy as quickly as we would otherwise wish.

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

Brazilian taxation tends to be one of the more complex tax regimes in the world.  We will make every effort, in conjunction with Brazilian tax advisors, to limit the taxes to which we are subject; however, there is no assurance that the tax laws in Brazil will not be changed, nor interpreted by Brazilian authorities in a manner that could be detrimental to us.

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

We cannot assure you that our common stock will become quoted.

We may not meet listing standards which would severely affect our liquidity and the availability of investor interest.

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

As discussed in the immediately preceding risk factor, Marc Fogassa, is our Chairman and Chief Executive Officer and has voting control of the Company. Mr. Fogassa also is Chairman and Chief Executive Officer of, and has voting control over, Brazil Minerals, Inc. ("Brazil Minerals"), which as of 05/10/2018 owns outright and controls through a subsidiary of an aggregate 2,454,059 shares (approximately 55.40%) of the outstanding shares of our Common Stock and is a party to certain agreements with the Company. Potential conflicts of interest may present related to existing agreements between us and Brazil Minerals, which are part of our Registration Statement on Form F-1 filed with the Securities and Exchange Commission. Other conflicts of interest may involve allocation of opportunities between the two companies as far as new gold opportunities are concerned, and allocation of Mr. Fogassa's working time, among others. We believe that by maintaining independent directors on the boards of directors for each of Jupiter Gold and Brazil Minerals such conflicts will be mitigated in situations when Mr. Fogassa may need to recuse himself.

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

Item 4. Information on the Company.

Item 4.A. History and Development of the Company.

Date of Incorporation, Legal Form, Domicile, & Business Summary

Jupiter Gold Corporation was incorporated under the laws of the Republic of the Marshall Islands on July 27, 2016, and has been in continuous, active operations since that date.

Jupiter Gold Corporation with its Brazilian subsidiary ("Jupiter Gold" or the "Company") owns nine mineral rights for gold and two mineral rights for manganese in the Federative Republic of Brazil ("Brazil"), all of which are in exploratory phase and located in known mining districts. Separately, Jupiter Gold has begun to recover gold from material processed in its gold recovery plant which was placed under agreement in a gold and diamond mining concession in Brazil.

Jupiter Gold's Paracatu project is expected to begin exploratory drilling for gold during the first semester of 2018; its located four miles from the largest gold mine in Brazil, with a gold ore body of approximately 16 million ounces in size, which is owned and operated by Kinross Gold Corporation.

On December 16, 2016, Jupiter Gold's Registration Statement on Form F-1 was declared effective by the Securities and Exchange Commission ("SEC"). During 2017, Jupiter Gold conducted an initial public offering of its common stock in which $254,000 was raised at $1.00/share. The Company, through a sponsoring U.S. broker-dealer, has applied for a stock symbol and expects its common stock to begin trading during 2018.

Timeline of Important Events in the Development of the Company's Business

2016

Before Incorporation – Rafael Nogueira Brandão, licensed mining engineer in Brazil, was retained as consultant to evaluate numerous gold projects.

July 27, 2016 – Jupiter Gold Corporation was incorporated.

July 27, 2016 – Jupiter Gold applied for and received the exploration priority from the Brazilian government for gold area number 860.807/2016 with 3,068 acres in Crixás, state of Goiás. Crixás is a well-known gold province where AngloGold Ashanti (NYSE: AU), a global gold producer, has four producing gold mines.

August 3, 2016 – Jupiter Gold applied for and received the exploration priority from the Brazilian government for gold area 831.883/2016 with 773 acres in Paracatu, state of Minas Gerais. Paracatu is a well-known gold province where the largest gold mine in Brazil, "Morro do Ouro" (Gold Hill), is located. The Morro do Ouro mine is owned and operated by Kinross Gold Corporation (NYSE: KGC), a large global gold producer. In its public filings, Kinross Gold states that the Morro do Ouro mine had an ore body with 16,000,000 ounces of gold; its current production is approximately 500,000 ounces of gold per year (approximately US$675,000,000 per year).

August 11, 2016 – Jupiter Gold applied for and received the exploration priority from the Brazilian government for gold areas 880.133/2016, 880.134/2016, and 880.135/2016 with a total of 69,330 acres in Apui, state of Amazonas. The Amazon region has become a new frontier for gold with multiple large projects.

August 12, 2016 – Jupiter Gold purchased a custom-designed gold recovery plant

August 12, 2016 – Jupiter Gold applied for and received the exploration priority from the Brazilian government for gold area 831.942/2016 with 4,653 acres in size, located in the Itabira region, state of Minas Gerais. The Itabira region has had several gold mines.

September 8, 2016 – Jupiter Gold retained José Alencar Francescatto, a Brazilian geologist, as a consultant to conduct field research in Issuer's area 831.883/2016. Mr. Francescatto has over 30 years of experience in gold geology.

October 16, 2016 – Jupiter Gold retained Rodrigo Brito Mello, a renowned gold geologist, as an additional consultant. Mr. Mello has worked for some of the largest gold companies in the world such as Goldcorp, AngloGold, and AngloAmerican. He has written 19 geological reports on gold formations in Brazil. On a filing with the SEC, Goldcorp Inc. (NYSE: GG), a large multinational global mining company, referred to Mr. Mello as "the qualified person responsible for the Mineral Reserve and Resource estimates for the Amapari mine" (note: Amapari is a large gold mine project in Brazil). Jupiter Gold's plan is for Mr. Mello to be responsible for drill campaign specifications (e.g., the GPS locations and spacing of drill holes), whereas Mr. Francescatto works in the field in implementation.

October 24, 2016 to October 27, 2016 – Geologist J. A. Francescatto traveled to and worked in Jupiter Gold's area 831.883/2016.

November 3, 2016 to November 22, 2016 – Jupiter Gold purchased several machines and parts to enhance the operations of its gold recovery plant.

December 27, 2016 – Jupiter Gold received the "Alvará de Pesquisa" (Research Authorization) from the Brazilian government with respect to Issuer's area 860.807/2016 via publication in the "Diário Oficial da União" (the official gazette of the Brazilian federal government).

December 28, 2016 – Jupiter Gold purchased a large gold separating centrifuge for its gold recovery operations.

2017

First Quarter 2017 Highlights included:

➢	Jupiter Gold acquired an excavator and a bulldozer.
➢	Jupiter Gold tested its recovery plant.

Second Quarter 2017 Highlights included:

➢
Jupiter Gold received the "Alvará de Pesquisa" (Research Authorization) from the Brazilian government with respect to Jupiter Gold's area 831.883/2016 via publication in the "Diário Oficial da União" (the official gazette of the Brazilian federal government).

➢
Jupiter Gold received the "Alvará de Pesquisa" (Research Authorization) from the Brazilian government with respect to Jupiter Gold's area 831.942/2016 via publication in the "Diário Oficial da União" (the official gazette of the Brazilian federal government).

➢
Jupiter Gold received the "Alvará de Pesquisa" (Research Authorization) from the Brazilian government with respect to Jupiter Gold's area 831.665/2016 via publication in the "Diário Oficial da União" (the official gazette of the Brazilian federal government).

➢	Jupiter Gold acquired a truck and a large pump and motor combination.

➢	Jupiter Gold continued testing of its gold plant.

➢
Jupiter Gold's CEO and its geologist Rodrigo Mello walked by foot most of its area 831.883/2016 and placed markers in the exact GPS locations where drill holes are to be excavated in an upcoming drilling campaign.

Third Quarter 2017 Highlights included:

➢	Jupiter Gold received initial evaluation report on its area 831.883/2016 from geologist Rodrigo B. Mello.

➢	Jupiter Gold continued the U.S. public offering of its common stock and raised most of the targeted amount.

➢	Jupiter Gold continued testing of its gold plant.

Fourth Quarter 2017 Highlights included:

➢	Jupiter Gold finalized the U.S. public offering of its common stock.

➢	Jupiter Gold successfully secured a sponsoring investment bank and through such sponsor applied for a ticker symbol for the U.S. markets.

2018

First Quarter 2018 Highlights included:

➢
Jupiter Gold applied for and received the exploration priority from the Brazilian government for gold areas 840.118/2018, 840.119/2018, and 840.120/2018 with a total of 14,619 acres in Serrita, state of Pernambuco. The Serrita gold province has known high-grade gold veins.

➢	Jupiter Gold's recovery plant is operational and producing gold.

Second Quarter 2018 (only until May 15, 2018) Highlights included:

➢	Jupiter Gold's recovery plant is operational and producing gold.

➢
On May 12, 2018, the Company began a drilling campaign of its Paracatu Project (mineral right 831.883/2016). Multiple drill holes have produced visual gold intersects and gold was also confirmed in pan concentrates. This planned campaign entails drilling a total of six holes spaced 100 meters, with samples being collected at each one-meter intervals, to be processed for geochemical analysis at a premier analytical laboratory. Rodrigo B. Mello, a highly experienced geologist, who has been a Qualified Person in projects and technical reports for Goldcorp Inc. and other large companies, is overseeing this study.

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

Our strategy is two-fold:

Revenue Growth

To grow our gold revenues by placement of more modular plants for gold recovery in mining concessions for gold belonging to Brazil Minerals, Inc. or others, as well as eventual placement in mineral rights areas belonging to the Company.

Monetization of Our Mineral Rights Areas

To perform focused geological research for the occurrence of gold in some or all of our mineral rights which could enhance the value of such areas. As a corollary, this could allow Jupiter Gold either to raise additional capital for further development and exploration, or, preferably, to partner with better capitalized companies for such.

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

Focus on People

We believe that our most important asset is our people. Brazil is territorially larger than the continental U.S. and has one of the largest economies among nations. For us to succeed, it is paramount to have guidance from management that understands the unique Brazilian culture and has the necessary local business networks. Our CEO and directors have such expertise and other knowledge in critical facets for our business. From this strong base, we intend to selectively add employees and consultants as we grow.

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

Item 4A. Unresolved Staff Comments.

Not applicable.

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

Jupiter Gold Corporation together with its subsidiary Mineração Jupiter Ltda. ("Jupiter Gold", the "Company", "we", "us", or "our") owns title to nine mineral rights for gold and two mineral rights for manganese in Brazil. These mineral rights are described in Section II. Mineral Rights below. Additionally, the Company has built an initial modular plant for recovery of alluvial gold and placed it in a mining concession in Brazil under a royalty agreement, described in Section III. Gold Plant below.

II.	MINERAL RIGHTS

We have title to eleven minerals rights encompassing a total surface area of approximately 94,828 acres as follows:

	DNPM Mineral Right Number (1)	Mineral Right Status (2)	Location in Brazil (municipality and state)	Area of Mineral Right (in acres)	Minerals Currently Listed in Mineral Right	Validity of Current Stage of the Mineral Right (when applicable)
1)	860.807/2016	RP	Crixás, state of Goiás	3,068	gold	12/27/2019 (3)
2)	831.883/2016	RP	Paracatu, state of Minas Gerais	773	gold	04/12/2020 (3)
3)	831.942/2016	RP	Dionisio, state of Minas Gerais	4,653	gold	04/12/2020 (3)
4)	831.665/2016	RP	Augusto de Lima, state of Minas Gerais	233	manganese	05/03/2020 (3)
5)	831.642/2016	RP	Senador Modestino Gonçalves, state of Minas Gerais	2,152	manganese	06/06/2020 (3)
6)	880.133/2016	ARP	Apuí, state of Amazonas	23,043	gold	n/a (4)
7)	880.134/2016	ARP	Apuí, state of Amazonas	23,207	gold	n/a (4)
8)	880.135/2016	ARP	Apuí, state of Amazonas	23,080	gold	n/a (4)
9)	840.118/2018	ARP	Serrita, state of Pernambuco	4,902	gold	n/a (4)
10)	840.119/2018	ARP	Serrita, state of Pernambuco	4,790	gold	n/a (4)
11)	840.120/2018	ARP	Serita, state of Pernambuco	4,927	gold	n/a (4)

Observations:

(1)	DNPM stands for "Departamento Nacional de Produção Mineral", the Brazilian national mining department, a federal entity with offices in each state

(2)	The currently applicable statuses for our mineral rights are: "RP" for Research Permit (active), and "ARP" for Application for Research Permit.

(3)
By this date we must submit a research report to DNPM which, if approved, would allow us to apply for a mining concession. If by this date the research is not concluded, we can request an extension upon submission of preliminary findings. DNPM usually grants such extensions for one to three additional years although there are no guarantees.

(4)	A deadline for submission of a research report has not started as the application for research permit is being reviewed.

Details on Each Mineral Right

1)	Mineral Right 860.807/2016

We own title to mineral right 860.807/2016 for gold and have been granted a research permit ("Alvará de Resquisa") by the mining department.

Location

Mineral right 860.807/2016 is in the municipalities of Crixás and Uirapuru in the state of Goiás in Brazil.

Crixás was founded in the 18th century by pioneers searching for gold, and today has 15,000 people. It is home to the some of the largest gold operations in Brazil, with multiple gold mines and projects from AngloGold Ashanti and Cleveland Mining. AngloGold Ashanti operates three underground and two open-sky mines; its gold ore body has over 7 million ounces and annual production of 132,000 ounces, according to publicly-available information.

Size

Mineral right 860.807/2016 has an area of approximately 3,068 acres.

Coordinates

The coordinates of mineral right 860.807/2016 are as follows (using SIRGAS2000):

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

Map

Below is map of mineral right 860.807/2016 (produced by W. Oliveira in 11/2016).

Industry Guide 7 Compliance

Our intended program for mineral right 860.807/2016 is exploratory in nature and currently this property is without reserves as such term is defined in Industry Guide 7.

2)	Mineral Right 831.883/2016

We own title to mineral right 831.883/2016 for gold and have been granted a research permit ("Alvará de Resquisa") by the mining department.

Location

Mineral right 831.883/2016 is in the municipality of Paracatu in the state of Minas Gerais in Brazil.

Paracatu was founded in the early 17th century by pioneers searching for gold and silver, and today it has 100,000 people. Paracatu boasts the largest gold mine in Brazil, "Morro do Ouro" (Gold Hilll), owned and operated by Kinross Gold, one of the world's largest gold producers. The gold ore body of this mine has over 16 million ounces and annual production of 480,000 ounces, according to publicly-available information.

Size

Mineral right 831.883/2016 has an area of approximately 773 acres.

Coordinates

The coordinates of mineral right 831.883/2016 are as follows (using SIRGAS2000):

Latitude	Longitude
-17°15'01''463	-46°50'53''207
-17°15'56''063	-46°50'53''207
-17°15'56''063	-46°51'13''542
-17°15'56''560	-46°51'13''542
-17°15'56''560	-46°51'47''557
-17°15'56''065	-46°51'47''557
-17°15'56''034	-46°51'47''557
-17°15'56''034	-46°51'50''753
-17°14'56''524	-46°51'50''753
-17°14'56''524	-46°50'53''207
-17°15'01''463	-46°50'53''207

Map

Below is a map of mineral right 831.883/2016 produced by W. Oliveira in 11/2016).

Industry Guide 7 Compliance

Our intended program for mineral right 831.883/2016 is exploratory in nature and currently this property is without reserves as such term is defined in Industry Guide 7.

3)	Mineral Right 831.942/2016

We have title to mineral right 831.942/2016 for gold and have been granted a research permit ("Alvará de Resquisa") by the mining department.

Location

Mineral right 831.942/2016 is in the municipalities of Dionisio, Marliéria, and São Domingos do Prata in the state of Minas Gerais in Brazil. This mineral right is within the mining district known as "Quadrilátero Ferrífero" (Iron Quadrangle), roughly a geographical quadrangle, known for large iron mines and gold mines.

Mineral right 831.942/2016 is within the mining district known as "Quadrilátero Ferrífero" (Iron Quadrangle), roughly a geographical quadrangle, known for large iron mines and gold mines.

Size

Mineral right 831.942/2016 has an area of approximately 4,653 acres.

Coordinates

The coordinates of mineral right 831.942/2016 are as follows (using SIRGAS2000):

Latitude	Longitude
-19°46'15''600	-42°49'22''800
-19°46'55''200	-42°49'22''800
-19°46'55''200	-42°48'21''600
-19°49'19''200	-42°48'21''600
-19°49'19''200	-42°49'22''800
-19°49'40''800	-42°49'22''800
-19°49'40''800	-42°50'02''400
-19°49'01''200	-42°50'02''400
-19°49'01''200	-42°50'27''600
-19°46'15''600	-42°50'27''600
-19°46'15''600	-42°49'22''800

Map

Below is a map of mineral right 831.942/2016 (produced by W. Oliveira in 11/2016).

Industry Guide 7 Compliance

Our intended program for mineral right 831.942/2016 is exploratory in nature and currently this property is without reserves as such term is defined in Industry Guide 7.

4)	Mineral Right 831.665/2016

We have title to mineral right 831.665/2016 for manganese and have been granted a research permit ("Alvará de Resquisa") by the mining department.

Location

Mineral right 831.665/2016 is in the municipalities of Augusto de Lima, Buenopolis, and Diamantina in the state of Minas Gerais in Brazil.

Size

Mineral right 831.665/2016 has an area of approximately 233 acres.

Coordinates

The coordinates of mineral right 831.665/2016 are as follows (using SIRGAS2000):

Latitude	Longitude
-18°09'06''501	-43°56'54''794
-18°09'06''501	-43°57'42''551
-18°08'44''619	-43°57'42''549
-18°08'44''619	-43°56'54''794
-18°09'06''501	-43°56'54''794

Map

Below is a map of mineral right 831.665/2016 (produced by R. Mello in 12/2017).

Industry Guide 7 Compliance

Our intended program for mineral right 831.665/2016 is exploratory in nature and currently this property is without reserves as such term is defined in Industry Guide 7.

5)	Mineral Right 831.642/2016

We have title to mineral right 831.642/2016 for manganese and have been granted a research permit ("Alvará de Resquisa") by the mining department.

Location

Mineral right 831.642/2016 is in the municipality of Senador Modestino Gonçalves in the state of Minas Gerais in Brazil.

Size

Mineral right 831.642/2016 has an area of approximately 2,152 acres.

Coordinates

The coordinates of mineral right 831.642/2016 are as follows (using SIRGAS2000):

Latitude	Longitude
-17°50'10''467	-43°10'29''389
-17°50'51''224	-43°10'29''389
-17°50'51''224	-43°10'12''738
-17°51'33''352	-43°10'12''738
-17°51'33''352	-43°11'35''771
-17°51'06''561	-43°11'35''771
-17°51'06''561	-43°11'39''684
-17°49'30''978	-43°11'39''684
-17°49'30''978	-43°10'18''699
-17°50'10''467	-43°10'18''699
-17°50'10''467	-43°10'29''389

Map

Below is a map of mineral right 880.133/2016 (produced by R. Mello in 12/2017).

Industry Guide 7 Compliance

Our intended program for mineral right 880.133/2016 is exploratory in nature and currently this property is without reserves as such term is defined in Industry Guide 7.

6)	Mineral Right 880.133/2016

We have title to mineral right 880.133/2016 for gold and have applied for a research permit with the mining department.

Location

Mineral right 880.133/2016 is in the municipality of Apuí in the state of Amazonas in Brazil.

Size

Mineral right 880.133/2016 has an area of approximately 23,043 acres.

Coordinates

The coordinates of mineral right 880.133/2016 are as follows (using SIRGAS2000):

Latitude	Longitude
-07°03'21''278	-60°05'58''879
-07°08'14''679	-60°05'58''879
-07°08'14''679	-60°11'36''022
-07°03'18''797	-60°11'36''022
-07°03'18''797	-60°11'34''391
-07°03'21''278	-60°11'34''391
-07°03'21''278	-60°05'58''879

Map

Below is a map of mineral right 880.133/2016 (produced by W. Oliveira in 11/2016).

Industry Guide 7 Compliance

Our intended program for mineral right 880.133/2016 is exploratory in nature and currently this property is without reserves as such term is defined in Industry Guide 7.

7)	Mineral Right 880.134/2016

We have title to mineral right 880.134/2016 for gold and have applied for a research permit with the mining department.

Location

Mineral right 880.134/2016 is in the municipality of Apuí in the state of Amazonas in Brazil.

Size

Mineral right 880.134/2016 has an area of approximately 23,207 acres.

Coordinates

The coordinates of mineral right 880.134/2016 are as follows (using SIRGAS2000):

Latitude	Longitude
-07°03'21''278	-60°05'58''879
-07°03'21''278	-60°11'34''391
-07°03'18''797	-60°11'34''391
-07°03'10''357	-60°11'34''391
-07°03'10''357	-60°11'33''931
-06°58'25''526	-60°11'33''931
-06°58'25''526	-60°05'57''149
-07°03'21''278	-60°05'57''149
-07°03'21''278	-60°05'58''879

Map

Below is a map of mineral right 880.134/2016 (produced by W. Oliveira in 11/2016).

Industry Guide 7 Compliance

Our intended program for mineral right 880.134/2016 is exploratory in nature and currently this property is without reserves as such term is defined in Industry Guide 7.

8)	Mineral Right 880.135/2016

We have title to mineral right 880.135/2016 for gold and have applied for a research permit with the mining department.

Location

Mineral right 880.135/2015 is in the municipality of Apuí in the state of Amazonas in Brazil.

Size

Mineral right 880.135/2016 has a surface area of approximately 23,080 acres.

Coordinates

The coordinates of mineral right 880.135/2016 are as follows (using SIRGAS2000):

Latitude	Longitude
-07°03'07''637	-60°16'56''443
-07°03'10''357	-60°16'56''443
-07°03'10''357	-60°11'36''021
-07°03'18''797	-60°11'36''021
-07°08'14''679	-60°11'36''021
-07°08'17''489	-60°11'36''021
-07°08'17''489	-60°16'58''594
-07°03'07''637	-60°16'58''594
-07°03'07''637	-60°16'56''443

Map

Below is a map of mineral right 880.135/2016 (produced by W. Oliveira in 11/2016).

Industry Guide 7 Compliance

Our intended program for mineral right 880.135/2016 is exploratory in nature and currently this property is without reserves as such term is defined in Industry Guide 7.

9)	Mineral Right 840.118/2018

We have title to mineral right 840.118/2018 for gold and have applied for a research permit with the mining department.

Location

Mineral right 840.118/2018 is in the municipalities of Serrita e Parnamirim in the state of Pernambuco in Brazil.

Size

Mineral right 840.118/2018 has an area of approximately 4,902 acres.

Coordinates

The coordinates of mineral 840.118/2018 are as follows (using SIRGAS2000):

Latitude	Longitude
-08°00'59''814	-39°29'20''839
-08°00'59''814	-39°25'10''488
-08°02'24''055	-39°25'10''488
-08°02'24''055	-39°29'20''839
-08°00'59''814	-39°29'20''839

Map

Below is a map of mineral right 840.118/2018 (produced by L. Diniz in 05/2018)

Industry Guide 7 Compliance

Our intended program for mineral right 840.118/2018 is exploratory in nature and currently this property is without reserves as such term is defined in Industry Guide 7.

10)	Mineral Right 840.119/2018

We have title to mineral right 840.119/2018 for gold and have applied for a research permit with the mining department.

Location

Mineral right 840.119/2018 is in the municipality of Serrita in the state of Pernambuco in Brazil.

Size

Mineral right 840.119/2018 has an area of approximately 4,790 acres.

Coordinates

The coordinates of mineral 840.119/2018 are as follows (using SIRGAS2000):

Latitude	Longitude
-07°59'53''624	-39°24'08''608
-07°59'53''624	-39°28'01''200
-08°00'59''811	-39°28'01''200
-08°00'59''811	-39°25'10''488
-08°02'24''055	-39°25'10''488
-08°02'24''055	-39°24'08''608

Map

Below is a map of mineral right 840.119/2018 (produced by L. Diniz in 05/2018)

Industry Guide 7 Compliance

Our intended program for mineral right 840.119/2018 is exploratory in nature and currently this property is without reserves as such term is defined in Industry Guide 7.

11)	Mineral Right 840.120/2018

We have title to mineral right 840.120/2018 for gold and have applied for a research permit with the mining department.

Location

Mineral right 840.120/2018 is in the municipality of Serrita in the state of Pernambuco in Brazil.

Size

Mineral right 840.120/2018 has an area of approximately 4,927 acres.

Coordinates

The coordinates of mineral 840.120/2018 are as follows (using SIRGAS2000):

Latitude	Longitude
08°00'59''811	-39°28'11''632
-08°00'59''811	-39°28'01''200
-07°59'53''624	-39°28'01''200
-07°59'53''624	-39°25'32''069
-07°57'23''400	-39°25'32''069
-07°57'23''400	-39°27'06''864
-07°58'16''967	-39°27'06''864
-07°58'16''967	-39°28'11''632
-08°00'59''811	-39°28'11''632

Map

Below is a map of mineral right 840.120/2018 (produced by L. Diniz in 05/2018)

Industry Guide 7 Compliance

Our intended program for mineral right 840.120/2018 is exploratory in nature and currently this property is without reserves as such term is defined in Industry Guide 7.

III.	GOLD PLANT

We built an initial modular plant for recovery of alluvial gold and placed it in a mining concession in Brazil under a royalty agreement. The plant uses high speed centrifugation as the primary method of gold separation.

This modular plant is owned by us and solely operated by Brazil Minerals, which retains 100% of the diamonds and 50% of the gold recovered. The other 50% of the gold recovered belongs to us. Brazil Minerals is an affiliate and currently our largest shareholder.

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

Vaaldiam, the previous owner of this mining concession, and at that time a publicly-traded Canadian company, performed detailed geological studies leading to the publication of an NI 43-101 technical report in 2007, with an update in 2008, as required by the rules of the Canadian securities administrator and filed in SEDAR. The NI 43-101 report describes the existence of mineralized materials amounting to 1,639,200 cubic meters with the following concentrations: 0.16 carats of diamonds per cubic meter and 182 milligrams of gold per cubic meter. Vaaldiam also submitted a bankable feasibility study to the Brazilian mining department in accordance with local regulations. The NI 43-101 technical report and the bankable feasibility study were not prepared in accordance with the SEC-sanctioned Industry Guide 7 for mining companies. Under such regulation, no assertion can be made about reserves and the term "resources" is not recognized.

Map Showing Location of MDB

Below is a map with the location of MDB.

Logistics

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

Map Showing Jupiter Gold's Modular Plant inside MDB's Mining Concession

Below is a map of the location of Jupiter Gold's plant inside MDB's mining concession (produced by W. Oliveira in 11/2016).

Results of Operations

Fiscal Year Ended December 31, 2017 Compared to Fiscal Year Ended December 31, 2016

Our operating expenses in 2017 were $436,141, comprised primarily of stock-based compensation, and to lesser extent by general and administrative expenses, professional fees, and other compensation and related costs. Our operating expenses for the period from July 27, 2016 (inception) to December 31, 2016 were $340,714. The increase of 28.00% between 2017 and 2016 for the operating expenses is explained primarily by the longer period of operations in 2017 as compared to operations for a shorter period in 2016, and secondarily by both higher stock-based compensation and general and administrative expenses, which more than offset lower professional fees.

In 2017, we experienced a net loss of $437,635, as compared to a net loss attributable of $340,728 in 2016, an increase of $96,907 or 28.44%. This result is explained by the higher operating expenses in 2017 in comparison to 2016, as detailed above.

Net cash used in operating activities was $166,230 in 2017, as compared to net cash provided by operating activities of $12,225 in 2016. Net cash used in investing activities was $6,552 in 2017, as compared to $9,153 in 2016. Net cash provided by financing activities was $250,100 in 2017, as compared to zero in 2016.

Liquidity and Capital Resources

As of December 31, 2017, we had total current assets of $204,242 and total current liabilities of $15,366 for a current ratio of 13.29 to 1 and working capital of $188,876. By comparison, on December 31, 2016, we had total current assets of $7,072 and total current liabilities of $50,336 for a current ratio of 0.14 to 1 and working capital of ($43,264). This improvement in both current ratio and working capital in 2017 versus 2016 is due to an increase in assets with the funds raised in our initial public offering, as well as a decrease in debt.

In 2017, our sources of liquidity were cash from the initial public offering of our common stock and loans from Brazil Minerals. In 2018, we expect that our sources of liquidity will be our existing cash and revenues from sales of gold produced in our plant.

Item 5.C. R&D, Patents and Licenses

None, except mineral rights described above.

Item 5.E. Off-Balance Sheet Arrangements

None.

Item 5F. Tabular Disclosure of Contractual Obligations.

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2017, due on demand:

Payable To	Description	Amount

Brazil Minerals, Inc.	Service agreement dues, and loans in Brazil and outside for operational expenses	$6,249

Various third-parties	Professional fees	$4,576

Item 6. Directors, Senior Management and Employees.

Item 6.A. Directors and Senior Management.

Our officers and directors as of December 31, 2017 were as follows:

Name	Age	Position

Marc Fogassa	51	Director, Chairman, Chief Executive Officer, and Chief Financial Officer

Christopher Westdal	71	Director and Vice-President

Geraldo Leciano Silva	33	Director and Secretary

Executive officers are appointed by and serve at the pleasure of our Board of Directors. A biography of each director and officer follows.

Marc Fogassa, age 51, a resident of the U.S., has been a director and our Chairman and Chief Executive Officer since July 2016. He has over 18 years of investment experience in venture capital, and private and public equity investing, and has served on boards of directors of multiple private companies. Mr. Fogassa has worked at Goldman Sachs & Co. (1997), Atlas Venture (1998-2000), and Axiom Ventures (2000-2005). He also worked as investment manager with Hedgefort Capital Management LLC from May 2005 to June 2012, and as an investment banker from November 2011 to January 2014 with Hunter Wise Financial Group, LLC. He has been Chairman and CEO of Brazil Minerals, Inc. since December 2012 and Brazil Mining, Inc. since March 2012. Mr. Fogassa has been invited numerous times to speak about investment issues, particularly as related to Brazil. Mr. Fogassa double majored at the Massachusetts Institute of Technology (M.I.T.), graduating with two Bachelor of Science degrees in 1990. He later graduated from the Harvard Medical School with a Doctor of Medicine degree in 1995, and also from the Harvard Business School with a Master in Business Administration degree in 1999. Mr. Fogassa was born in Brazil and is fluent in Portuguese and English.

Ambassador Christopher Westdal, age 71, a resident of Canada, began his service as director in September 2016. He has been a director for Silver Bear Resources, Inc., a Canadian mining company, since October of 2007, and was appointed its non-executive Chairman in January of 2016. Ambassador Westdal is a former diplomat for Canada's Foreign Service with 40 years of international experience. He served as Canada's Ambassador to Russia (2003 to 2006), the United Nations in Geneva (1999 to 2003), Ukraine (1996 to 1998), South Africa (1991 to 1993) and Bangladesh and Burma (1982 to 1985). Prior assignments abroad included India and Nepal (from 1973 to 1975, responsible for Canadian International Development Agency programming) and Tanzania (from 1970 to 1973, as a member of a University of Toronto economic advisory team). In Ottawa, he was Director General of the Foreign Ministry's International Organizations Bureau from 1987 to 1991, and Assistant Secretary at the Privy Council Office to the Cabinet Committee on Foreign Policy and Defense (1976 to 1978 and 1985 to 1987). Ambassador Westdal holds a Bachelor of Arts degree from St. Johns College and a Master of Business Administration degree from the University of Manitoba. On February 26, 2018, following the death of his fellow director and friend Ambassador Durand (see below), Ambassador Westdal resigned as director for personal reasons; there has been no disagreements and his resignation was in amicable circumstances. On February 26, 2018, Manuel Henrique Costa Andrade, age 34, a Brazilian lawyer, was elected to our Board of Directors.

Geraldo Leciano Silva, age 33, a resident of Brazil, has been a director since December 2017 following the death of our director Ambassador Paul Durand on December 18, 2017. Mr. Silva has a technical degree in communications. Ambassador Paul Durand was a resident of Canada and had been a director since July 2016. He was also a director of Brazil Minerals, Inc. since 2012. He had extensive other experience in Latin America. From August 2001 to August 2006, Ambassador Durand was Canada's Ambassador to the OAS. From August 2000 to July 2001 he was Canada's Ambassador to Chile, and from August 1992 to August 1995 he was Canada's Ambassador to Costa Rica, with concurrent accreditation to Honduras, Nicaragua, and Panama. For the past five years, Ambassador Durand had also personally provided consulting services to several businesses and organizations, including the University of Ottawa advising the executive student class on political and economic conditions in Brazil and Chile; the OAS on elections and a referendum in Chile; and Infinito Gold Inc. on negotiations with the government of Costa Rica regarding the development of a gold mine. He had a Bachelor of Arts degree in Political Economy from the University of Toronto and has pursued further studies in International Relations and Economics at Northwestern University in Chicago and Carleton University in Ottawa. Ambassador Durand joined the Canadian government after working in international banking in Latin America (Colombia, El Salvador), the Caribbean (Bahamas) and the U.S.

There are no family relationships between or among any of the persons listed above.

Item 6.B. Compensation.

Neither the Chief Executive Officer nor the Board members are paid any cash compensation for their service as chief executive officer and directors, respectively.

In 2016 we adopted an incentive plan (the "2016 Incentive Plan") to compensate employees, directors, and consultants, and to allow us to acquire and retain human talent. The 2016 Incentive Plan has been filed herewith as Exhibit 10.7.

Marc Fogassa, our Chief Executive Officer, Chief Financial Officer, and Principal Accounting Officer entered into an employment agreement with us which commenced on September 1, 2016. Under the agreement, Mr. Fogassa shall receive no cash compensation, and is remunerated monthly with five-year options to purchase 25,000 shares of our common stock at $1.00 per share. Under the agreement, Mr. Fogassa received five-year options to purchase 100,000 shares of our common stock at $1.25 per share when a draft of the Registration Statement on F-1 was filed with the SEC on September 30, 2016. Additionally, he received options to purchase 250,000 shares of our common stock at $1.25 per share when the Registration Statement on Form F-1 became effective. On October 30, 2017, our Board of Directors, with Mr. Fogassa abstaining, voted to award Mr. Fogassa five-year options to purchase 250,000 shares of our common stock at $1.00 per share for his work on our initial public offering. Mr. Fogassa also entered into a director and chairmanship agreement with us which commenced on September 1, 2016. Under the agreement, he receives no cash compensation and is remunerated monthly with options to purchase 5,000 shares of our common stock at the fair market value per share. The employment and director and chairmanship agreements have been filed herewith as Exhibit 10.8 and 10.11 respectively.

Ambassador Christopher Westdal entered into a director agreement which commenced on September 1, 2016. Under such agreement, Ambassador Westdal received no cash compensation, and was remunerated monthly with options to purchase 2,500 shares of our common stock at the fair market value per share. Under such agreement, he also received options to purchase 50,000 shares of our common stock at $1.25 per share when the Registration Statement on Form F-1 became effective. Ambassador Westdal's agreement has been filed herewith as Exhibit 10.10.

Ambassador Paul Durand had entered into a similar director agreement with us which commenced on September 1, 2016; his agreement has been filed herewith as Exhibit 10.9. Ambassador Durand had an untimely death on December 18, 2017, and the agreement therefore terminated on such date.

Board members will be reimbursed for reasonable travel expenses associated with attending any meetings of the Board of Directors or committees of the Board of Directors.

Item 6.C. Board Practices.

Our business is managed by the directors who exercise all the powers of the Company, subject to the Business Corporations Act of the Republic of the Marshall Islands 1990, our Articles of Incorporation and our Bylaws, and any special resolution of the Board of Directors. Our Bylaws specify the procedures for the election and removal of directors. Our Bylaws have been filed herewith as Exhibit 1.3.

Item 6.D. Employees.

As of December 31, 2017, we had two full time equivalent employees. We also had two part-time employees and various consultants with specific expertise being utilized.

We have no labor-related litigation.

Item 6.E. Share Ownership.

The following table sets forth certain information as of December 31, 2017 regarding the beneficial ownership of our Common Stock by: each of our executive officers, each member of our board of directors and all officers and directors as a group. The number and percentage of our Common Stock beneficially owned by each person is based on 4,429,599 shares of our Common Stock outstanding as of December 31, 2017 and the Common Stock owned by such person determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934 (the "Exchange Act"). The information contained in the table below is not necessarily indicative of beneficial ownership for any other purpose.

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

Name and Address of Shareholder (1)	Number of Shares	Percentage of Shares Beneficially Owned (2)

Marc Fogassa	1,539,796 (3)(4)	27.95%
Marc Fogassa	3,993,855 (5)	72.49%
Christopher Westdal	90,000 (6)	1.99%
Geraldo Silva	0	0%
All Officers and Directors as a Group (3 persons)	4,083,855 (3)(4)(5)(6)	72.93%

(1)	The address for each director and officer is: c/o Jupiter Gold Corporation, Rua Vereador João Alves Praes nº 95-A, Olhos D'Água, MG 39398-000, Brazil.

(2)	Based on 4,429,599 shares of common stock outstanding as of 12/31/2017.

(3)
Includes 459,796 shares of common stock. Also includes 350,000 shares of common stock issuable upon exercise of options with an exercise price of $1.25 per share with expiration dates from 09/30/2021 to 12/16/2021. Also includes 250,000 shares of common stock issuable upon exercise of options with an exercise price of $1.00 per share with expiration date 10/30/2022. Also includes 480,000 shares of common stock issuable upon exercise of options with an exercise price of $1.00 per share with expiration dates from 09/01/2021 to 12/31/2022.

(4)
Mr. Fogassa owns the only outstanding share of our Series A Convertible Preferred Stock ("Preferred A Stock"). The Certificate of Designations, Preferences and Rights of our Preferred A Stock provides that for so long as Preferred A Stock is issued and outstanding, the holders of Preferred A Stock shall vote together as a single class with the holders of our common stock, with the holders of Preferred A Stock being entitled to 51% of the total votes on all matters regardless of the actual number of shares of Preferred A Stock then outstanding, and the holders of our common stock being entitled to their proportional share of the remaining 49% of the total votes based on their respective voting power. Mr. Fogassa is thus deemed to have voting control on all matters requiring a stockholder vote.

(5)	Includes 2,454,059 shares of common stock controlled by Brazil Minerals, of which company Mr. Fogassa is the Chief Executive Officer and Chairman.

(6)
Includes 50,000 shares of common stock issuable upon exercise of options with an exercise price of $1.25 per share with an expiration date of 12/16/2021. Also includes 40,000 shares of common stock issuable upon exercise of options with an exercise price of $1.00 per share with expiration dates from 09/01/2021 to 12/31/2022.

Item 7. Major Shareholders and Related Party Transactions.

A.	Major Shareholders

The following is a list of our major shareholders who beneficially own more than 5% of our voting securities as of December 31, 2017:

Name and Address of Shareholder (1)	Number of Shares	Percentage of Shares Beneficially Owned (2)

Brazil Minerals, Inc.	2,454,059 (3)	55.40%
Marc Fogassa	1,539,796 (4)(5)	27.95%
Marc Fogassa	3,993,855 (6)	72.49%
Benjamin B. Khowong	302,500	7.53%
Michael S. Nazari	278,916 (7)	6.95%

(1)	The mailing address for each listed shareholder is c/o Jupiter Gold Corporation, Rua Vereador João Alves Praes nº 95-A, Olhos D'Água, MG 39398-000, Brazil.

(2)	Based on 4,429,599 shares of our common stock outstanding as of 12/31/2017.

(3)	Includes 176,332 shares owned by BMIX Participações Ltda, a Brazilian subsidiary of Brazil Minerals.

(4)
Includes 459,796 shares of common stock. Also includes 350,000 shares of common stock issuable upon exercise of options with an exercise price of $1.25 per share with expiration dates from 09/30/2021 to 12/16/2021. Also includes 250,000 shares of common stock issuable upon exercise of options with an exercise price of $1.00 per share with expiration date 10/30/2022. Also includes 480,000 shares of common stock issuable upon exercise of options with an exercise price of $1.00 per share with expiration dates from 09/01/2021 to 12/31/2022.

(5)
Mr, Fogassa owns the only outstanding share of our Series A Convertible Preferred Stock ("Preferred A Stock"). The Certificate of Designations, Preferences and Rights of our Preferred A Stock provides that for so long as Preferred A Stock is issued and outstanding, the holders of Preferred A Stock shall vote together as a single class with the holders of our common stock, with the holders of Preferred A Stock being entitled to 51% of the total votes on all matters regardless of the actual number of shares of Preferred A Stock then outstanding, and the holders of common stock being entitled to their proportional share of the remaining 49% of the total votes based on their respective voting power. Mr. Fogassa is thus deemed to have voting control on all matters requiring a stockholder vote.

(6)	Includes 2,454,059 shares of common stock controlled by Brazil Minerals, of which company Mr. Fogassa is the Chief Executive Officer and Chairman.

(7)
Mr. Nazari is the trustee of both The Nazari/Singley Family Trust U/T/A Dated May 23, 1995 (which owns of record 172,583 shares) and The Nazari & Associates International Group, Inc. Defined Benefit Plan (which owns of record 106,333 shares).

To our knowledge, as of May 10, 2018, a total of 4,251,467 or 95.98% of the outstanding shares of our common stock were beneficially owned by U.S. residents, and there were 50 record holders of our common stock who are U.S.  residents.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Item 7.B. Related Party Transactions.

As of December 31, 2017, Jupiter Gold was owed $119,599 by Brazil Minerals, Inc. and its subsidiaries for expenses paid or loans made on behalf of the group, and for consideration paid in connection with the acquisition of fixed assets from the group, offset nominally by amounts accrued under the new service agreement. Details are available in the footnotes to the attached financial statements.

Item 7.C. Interests of Experts and Counsel.

Not applicable.

Item 8. Financial Information.

Item 8.A. Consolidated Statements and Other Financial Information.

Our consolidated financial statements are stated in U.S. Dollars (US$) and are prepared in accordance with United States Generally Accepted Accounting Principles ("GAAP").

The financial statements as required under Item 18 of Form 20-F are attached hereto and found immediately following the text of this Annual Report. The audit report of BF Borgers CPA P.C., our independent auditors, is included herein immediately preceding the financial statements.

Item 8.A.7. Legal/Arbitration Proceedings.

None that are material.

Item 8.A.8. Policy on Dividend Distributions.

No dividends are intended to be declared or paid by us in the foreseeable future.

Item 8.B. Significant Changes.

None

Item 9. The Offer and Listing.

The common stock is not currently listed or traded on any stock exchange or other market.

Item 10. Additional Information.

Item 10.A.

As of December 31, 2017, we had 4,429,599 shares of our common stock, par value $0.001 per share and 1 share of our preferred stock, par value $.001 per share issued and outstanding.

As of December 31, 2017, we had 40 million common shares and 10 million preferred shares authorized.

Item 10.B. Memorandum and Articles of Association.

Our Articles of Incorporation have been filed herewith as Exhibit 1.1.

Item 10.C. Material Contracts.

The following descriptions of the material provisions of the referenced agreements do not purport to be complete and are subject to, and qualified in their entirety by reference to the agreements which have been filed as exhibits to this Annual Report.

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

The Stock Agreement is filed herewith as Exhibit 10.1.

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

This GRU Agreement is filed herewith as Exhibit 10.3.

Service Agreement

From July 27, 2016 to March 31, 2017, pursuant to the Service Agreement, Jupiter Gold paid a fixed monthly fee of $2,500 primarily for infrastructure support. The Service Agreement is filed herewith as Exhibit 10.4.

The Service Agreement was terminated on March 31, 2017. Starting on October 31, 2017, Jupiter Gold pays a fixed monthly fee of $1,250 to Brazil Minerals for infrastructure support.

Registration Rights Agreement

The Registration Rights Agreement provides that whenever Jupiter Gold proposes to register any of its securities under the Securities Act of 1933, as amended (the "Securities Act") and the registration form to be used may be used for the registration and contemplated disposition of Registrable Securities (a "Piggyback Registration"), Jupiter Gold will give prompt written notice to Brazil Minerals of its intention to effect such a registration so that such notice is received by Brazil Minerals at least twenty (20) days before the anticipated filing date.  Jupiter Gold will include in such registration all securities covered by the Registration Agreement ("Registrable Securities") with respect to which Jupiter Gold has received a written request for inclusion therein subject to any limitations on the number of shares that may be registered for resale that may be imposed by law, including positions of the staff of the SEC. In connection with each Piggyback Registration, all of the expenses incurred in compliance with the aforesaid, including, without limitation, all registration and filing fees, printing expenses, fees and disbursements of counsel for Jupiter Gold and blue sky fees and expenses will be paid by Jupiter Gold and Brazil Minerals shall pay all of the underwriting discounts and selling commissions applicable to the sale of Registrable Securities and all fees and disbursements of counsel for Brazil Minerals attributable to the sale of its securities pursuant to the Piggyback Registration.

The Registration Rights Agreement is filed herewith as Exhibit 10.2.

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

Marshall Islands Tax Considerations

The Republic of the Marshall Islands will not, under existing legislation, impose any income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax upon our Common Stock.  The Republic of the Marshall Islands are not party to any double taxation treaties.

Item 10.F. Dividends and Paying Agents.

Not required.

Item 10.G. Statement by Experts.

Not required

Item 10.H. Documents on Display.

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

You may read and copy any documents that we file with the SEC, including this Annual Report and the related exhibits, without charge at the Securities and Exchange Commission's public reference room at 100 F Street, N.W., Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the public reference room of the Commission at 100 F Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. In addition, the documents incorporated by reference into this Annual Report are publicly available through the web site maintained by the Securities and Exchange Commission at www.sec.gov.

Item 10.I. Subsidiary Information.

Not applicable.

Item 11. Quantitative and Qualitative Disclosure about Market Risk.

Foreign Exchange Risk

We are subject to risk brought about by the possibility of a significant change in the rate of exchange of the U.S. Dollar for the Brazilian Real.

Interest Rate Risk

None; as of December 31, 2017, we had no fixed or floating rate indebtedness.

Item 12. Description of Securities Other than Equity Securities.

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None material

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not applicable.

Item 15. Controls and Procedures. Disclosure Controls And Procedures

Our management has evaluated the design, operation, and effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act as of December 31, 2017. On the basis of that evaluation, management concluded that our disclosure controls and procedures are designed, and are effective, to provide reasonable assurance that the information required to be disclosed in reports filed or submitted pursuant to the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the SEC, and that such information is accumulated and communicated to management to allow timely decisions regarding required disclosure.

Management's Report On Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting.

Our internal control over financial reporting is a process designed by, or under the supervision of, our principal executive and financial officer and effected by our Board of Directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States. Our internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the consolidated financial statements.

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

Our management performed an assessment of the effectiveness of our internal control over financial reporting at December 31, 2017, utilizing the criteria described in the "Internal Control — Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. The objective of this assessment was to determine whether our internal control over financial reporting was effective at December 31, 2017.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis. In our assessment of the effectiveness of internal control over financial reporting at December 31, 2017, we did not identify material weaknesses.

Based on our assessment, and because of the lack of any material weakness as described above, we have concluded that our internal control over financial reporting was effective at December 31, 2017.

Management's Remediation Plan In Internal Controls

We will continue to monitor the effectiveness of our internal controls over financial reporting and to make any changes that our management deems appropriate.

Changes In Internal Control Over Financial Reporting

Management does not believe that there have been any other changes in our internal control over financial reporting during the year ended December 31, 2017, which have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. Reserved

Item 16A. Audit Committee Financial Expert

Our Board of Directors currently acts as our audit committee. We do not currently have an independent member of our Board of Directors who qualifies as an "audit committee financial expert" as such term is usually defined.

Item 16B. Code of Ethics.

Our Board of Directors plans to adopt in 2018 a code of ethics to apply to all of our directors, officers, and employees.

Item 16C. Principal Accountant Fees and Services.

BF Borgers CPA PC has served as our independent auditors for our financial statements as of December 31, 2017 and for the period from January 1, 2017 to December 31, 2017. BF Borgers CPA PC was also as our independent auditors for our financial statements as of December 31, 2016 and for the period from July 27, 2016 (inception) to December 31, 2016. This firm billed the following fees to us for professional services related to such dates and periods:

	2017	2016
Audit Fees	$6,000	$4,000
Audit-Related Fees	$480	$320
Tax Fees	-	-
All Other Fees	-	-
Total	$6,480	$4,320

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

Item 16D. Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

None.

Item 16F. Change in Registrant's Certifying Accountant.

Not applicable.

Item 16G. Corporate Governance.

Not applicable.

Item 16H. Mine Safety Disclosure.

Not applicable.

PART III

Item 17. Financial Statements.

We have responded to Item 18 in lieu of this item.

Item 18. Financial Statements.

The financial statements required by this item are found at the end of this Annual Report, beginning on page F-1.

Item 19. Exhibits.

Exhibit Number	Description of Exhibit

1.1
Articles of Incorporation of the Company. Incorporated by reference to Exhibit 1.1 to the Company's Registration Statement on Form F-1 (Registration No. 333-214872) filed with the Securities and Exchange Commission on December 1, 2016 (the "F-1").

1.2	Certificate of Incorporation of the Company. Incorporated by reference to Exhibit 1.2 to the F-1.

1.3	Bylaws of the Company. Incorporated by reference to Exhibit 1.3 to the F-1.

1.4	Certificate of Designations, Preferences, and Rights of Series A Convertible Preferred Stock. Incorporated by reference to Exhibit 1.4 to the F-1.

10.1	Stock Purchase and Sale Agreement dated as of July 27, 2016 between Brazil Minerals, Inc. and the Company. Incorporated by reference to Exhibit 10.1 to the F-1.

10.2	Registration Rights Agreement dated as of July 27, 2016 between the Company and Brazil Minerals, Inc. Incorporated by reference to Exhibit 10.2 to the F-1.

10.3	Gold Retrieval Unit Deployment and Revenue Split Agreement dated as of July 27, 2016 between Brazil Minerals, Inc. and the Company. Incorporated by reference to Exhibit 10.3 to the F-1.

10.4	Service Agreement dated July 27, 2016 between Brazil Minerals, Inc. and the Company. Incorporated by reference to Exhibit 10.4 to the F-1.

10.5	Transfer Agent Agreement dated August 8, 2016. Incorporated by reference to Exhibit 10.5 to the F-1.

10.6	Manufacture Agreement dated August 12, 2016. Incorporated by reference to Exhibit 10.6 to the F-1.

10.7	Jupiter Gold Corporation 2016 Incentive Plan. Incorporated by reference to Exhibit 10.7 to the F-1.

10.8	Employment Agreement, dated as of September 1, 2016 between the Company and Marc Fogassa. Incorporated by reference to Exhibit 10.8 to the F-1.

10.9	Director Agreement, dated as of September 1, 2016 between the Company and Paul Durand. Incorporated by reference to Exhibit 10.9 to the F-1.

10.10	Director Agreement, dated as of September 1, 2016 between the Company and Christopher Westdal. Incorporated by reference to Exhibit 10.10 to the F-1.

10.11	Director Agreement dated as of September 1, 2016 between the Company and Marc Fogassa. Incorporated by reference to Exhibit 10.11 to the F-1.

12.1	Certification of CEO Pursuant to Section 302 of Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley Act").*

12.2	Certification of CFO Pursuant to Section 302 of Sarbanes-Oxley Act.*

13.1	Certification Pursuant to Section 906 of Sarbanes-Oxley Act.

23.1	Consent of BF Borgers CPA PC

*Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

JUPITER GOLD CORPORATION
(Registrant)

/s/ Marc Fogassa
By: Marc Fogassa
Title: Chief Executive Officer

Date: May 15, 2018

JUPITER GOLD CORPORATION

FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of Jupiter Gold Corporation
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Jupiter Gold Corporation (the "Company") as of December 31, 2017 and 2016, the related statements of operations, stockholders' equity (deficit), and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.
Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/S/ BF Borgers CPA PC
BF Borgers CPA PC

We have served as the Company's auditor since 2016.
Lakewood, CO
May 15, 2018

JUPITER GOLD CORPORATION
CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2017	2016

ASSETS
Current assets:
Cash and cash equivalents	$80,353	$3,072
Deposits and advances	4,290	-
Related party receivables	119,599	4,000
Total current assets	204,242	7,072
Capital assets:
Property and equipment, net	134,315	9,562
Other assets:
Intangible assets, net	2,044	2,044
Total assets	$340,601	$18,678

LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
Accounts payable and accrued expenses	$15,366	$12,510
Related party payable	-	37,826
Total current liabilities	15,366	50,336
Total liabilities	15,366	50,336

Stockholders' equity (deficit):
Series A preferred stock, $0.001 par value. 1 share issued and outstanding	-	-
Common stock, $0.001 par value. 4,429,599 and 4,000,000 shares issued and outstanding as
of October 31, 2017 and December 31, 2016, respectively	4,430	4,000
Additional paid-in capital	1,097,682	305,070
Accumulated other comprehensive loss	1,227	(259)
Accumulated deficit	(778,104)	(340,469)
Total stockholders' equity (deficit)	325,235	(31,658)
Total liabilities and stockholders' equity (deficit)	$340,601	$18,678

The accompanying notes are an integral part of the consolidated financial statements.

JUPITER GOLD CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Year Ended December 31,	From July 27 (inception) through December 31,
	2017	2016

Revenue	$-	$-
Cost of revenue	-	-
Gross margin	-	-
Operating expenses:
Professional fees	8,053	21,794
General and administrative	63,144	16,918
Compensation and related costs	1,501	-
Stock based compensation	363,443	302,002
Total operating expenses	436,141	340,714
Loss from operations	(436,141)	(340,714)
Other expense (income):
Other expense (income)	1,494	14
Total other expense (income)	1,494	14
Loss before provision for income taxes	(437,635)	(340,728)
Provision for income taxes	-	-
Net loss	$(437,635)	$(340,728)

Basic and diluted loss per share
Net loss per share	$(0.11)	$(0.20)

Weighted-average number of common shares outstanding:
Basic and diluted	4,091,266	1,715,847

The accompanying notes are an integral part of the consolidated financial statements.

JUPITER GOLD CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,	From July 27 (inception) through December 31,
	2017	2016

Cash flows from operating activities of continuing operations:
Net loss	$(437,635)	$(340,728)
Adjustments to reconcile net loss to cash used in operating activities:
Stock based compensation and services	365,243	302,002
Depreciation and amortization	7,736	616
Changes in operating assets and liabilities:
Deposits and advances	(4,445)	-
Accounts payable and accrued expenses	4,304	12,509
Related party payables	(101,433)	37,826
Net cash provided by (used in) operating activities	(166,230)	12,225

Cash flows from investing activities:
Acquisition of capital assets	(6,552)	(7,109)
Increase in intangible assets	-	(2,044)
Net cash provided by (used in) investing activities	(6,552)	(9,153)

Cash flows from financing activities:
Net proceeds from sale of common stock	250,100	-
Net cash provided by (used in) financing activities	250,100	-

Effect of exchange rates on cash and cash equivalents	507	-
Net increase (decrease) in cash and cash equivalents	77,825	3,072
Cash and cash equivalents at beginning of period	2,528	-
Cash and cash equivalents at end of period	$80,353	$3,072

Supplemental disclosure of cash flow information:
Cash paid for interest	$-	$-
Cash paid for income taxes	$-	$-

Supplemental disclosure of non-cash investing and financing activities:
Acquisition of capital assets in exchange for common stock	$130,594	$-
Shares issued in lieu of cash for accounts payable	$1,367	$-

The accompanying notes are an integral part of the consolidated financial statements.

JUPITER GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION, BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business

Jupiter Gold Corporation with its Brazilian subsidiary ("Jupiter Gold" or the "Company") has been in continuous operations since July 27, 2016.  As of April 23, 2018, the Company is a producer of gold from the modular gold recovery plant that it owns and which is located in a mining concession in Brazil. Additionally, Jupiter Gold owns nine mineral rights for gold and two mineral rights for manganese, all in exploratory phase and located in known mining districts in Brazil. On December 16, 2016, Jupiter Gold's Registration Statement on Form F-1 was declared effective by the Securities and Exchange Commission ("SEC"). During 2017, Jupiter Gold conducted an initial public offering of its common stock in which $254,000 was raised at $1.00/share. The Company, through a sponsoring U.S. broker-dealer, has applied for a stock symbol and expects its common stock to begin trading during 2018.

Principles of Consolidation

On July 27, 2016, Jupiter Gold Corporation was incorporated under the laws of the Republic of the Marshall Islands. On the same day, Brazil Minerals, Inc. ("Brazil Minerals"), a U.S. corporation, exchanged its 99.99% ownership in Mineração Jupiter ("MJL"), a Brazilian company, for 4,000,000 shares of Jupiter Gold's common stock. The remaining 0.01% in MJL is to accommodate the regulatory requirement in Brazil for a minimum of two owners in a company; this 0.01% ownership is held by a director of Jupiter Gold. For accounting and reporting purposes, the 0.01% minority ownership interest is deemed immaterial and, therefore, as of December 31, 2017 and 2016, MJL has been consolidated as a wholly-owned subsidiary of Jupiter Gold Corporation.

Consolidated Financial Statements

The accompanying consolidated financial statements have been prepared by Jupiter Gold pursuant to the rules and regulations of the SEC. Certain information and disclosures normally included in annual financial statements prepared in accordance with accounting principles generally accepted ("GAAP") in the U.S. have been condensed or omitted pursuant to such rules and regulations. In the opinion of management, all adjustments and disclosures necessary for a fair presentation of these consolidated financial statements have been included. Such adjustments consist of normal recurring adjustments. All material intercompany accounts and transactions have been eliminated in consolidation.

Basis of Presentation

The consolidated financial statements of Jupiter Gold have been prepared on the accrual basis of accounting in accordance with U.S. GAAP and are presented in U.S. dollars.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results may differ from those estimates.

JUPITER GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

As of December 31, 2017, Jupiter Gold did not have any level 2 or 3 assets or liabilities.

Jupiter Gold's financial instruments consist of cash and cash equivalents, accounts payable, and accrued expenses. The carrying amount of these financial instruments approximates fair value due to either length of maturity or interest rates that approximate prevailing market rates unless otherwise disclosed in these consolidated financial statements.

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents to the extent that the funds are not being held for investment purposes. Funds held in Brazilian banks are insured up to 250,000 Brazilian Real (approximately $75,574 based on the December 31, 2017 exchange rate).

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

Mineral Properties

Costs of exploration, carrying and retaining unproven mineral lease properties are expensed as incurred. Mineral property acquisition costs, including licenses and lease payments, are capitalized. Impairment losses are recorded on mineral properties used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. As of December 31, 2017 and 2016, Jupiter Gold did not recognize any impairment losses related to mineral properties held.

JUPITER GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Intangible Assets

For intangible assets purchased in a business combination, the estimated fair values of the assets received are used to establish their recorded values. For intangible assets acquired in a non-monetary exchange, the estimated fair values of the assets transferred (or the estimated fair values of the assets received, if more clearly evident) are used to establish their recorded values, unless the values of neither the assets received nor the assets transferred are determinable within reasonable limits, in which case the assets received are measured based on the carrying values of the assets transferred. Valuation techniques consistent with the market approach, income approach and/or cost approach are used to measure fair value. Intangible assets consist of mineral rights held by MJL and hold a recorded value of $2,044, the cost of fees paid to the Brazilian national mining department.

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

Foreign Currency

Jupiter Gold's subsidiary, MJL, uses its local currency as its functional currency. Resulting translation gains or losses are recognized as a component of accumulated other comprehensive income. Transaction gains or losses related to balances denominated in a currency other than the functional currency are recognized in the consolidated statements of operations.

Recent Accounting Pronouncements

We have reviewed other recent accounting pronouncements issued to the date of the issuance of these consolidated financial statements, and we do not believe any of these pronouncements will have a material impact on Jupiter Gold.

NOTE 2 –ACQUISITIONS

Mineração Jupiter Ltda. ("MJL")

On July 27, 2016, Jupiter Gold acquired from Brazil Minerals a 99.99% ownership in MJL in exchange for 4,000,000 shares of Jupiter Gold's common stock, plus Brazil Minerals' agreement to pay the par value cost of such shares amounting to $4,000. Since this acquisition was made from a related party, all assets and liabilities were reflected at cost, and no goodwill was recognized on the transaction.

Property, Plant and Equipment

As of December 31, 2017, property, plant and equipment was comprised of a completed gold recovery plant, vehicles and excavation equipment in Brazil with an original cost of $183,784. Accumulated depreciation on these assets totaled $49,469.

As of December 31, 2016, property, plant and equipment was comprised of a completed gold recovery plant in Brazil with an original cost of $10,181. Accumulated depreciation on these assets totaled $618.

JUPITER GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Related Party Receivables

As of December 31, 2017, related party receivables totaled $119,599. This amount was comprised of the following components, (i) $74,030 is owed from a Brazil Minerals subsidiary to MJL for expenses paid on behalf of such subsidiary and (ii) $45,569 is owed from Brazil Minerals for short term loans made and expenses paid by Jupiter Gold and MJL.

No related party receivables existed as of December 31, 2016.

Related Party Payables

No related party payables existed as of December 31, 2017.

As of December 31, 2016, related party payables totaled $37,826. This amount was comprised of the following components, (i) $25,717 is owed to Brazil Minerals, Inc. consisting of $12,903 per a monthly service contract and $12,813 for expenses paid on behalf of Jupiter Gold; (ii) $8,922 is owed to a subsidiary of Brazil Minerals, Inc. for expenses paid on behalf of MJL; and (iii) $3,188 is owed to the Company's chief executive officer for required monthly honorariums of 880 Brazilian Reais (or approximately $270 based on the December 31, 2016 exchange rate). See Note 6.

NOTE 4 – STOCKHOLDERS' DEFICIT

Issued and Authorized

As of December 31, 2017, Jupiter Gold had 4,429,599 shares of its common stock and 1 share of its preferred stock issued and outstanding. As of December 31, 2017, Jupiter Gold had 40 million common shares and 10 million preferred shares authorized.

Common Stock

During the year ended December 31, 2017, Jupiter Gold issued and sold 250,100 shares of common stock for cash proceeds of $250,100.

On September 29, 2017, Jupiter Gold agreed to issue 176,332 shares of common stock on behalf of MJL to purchase various capital assets valued at approximately 554,000 Brazilian Reais (or $175,000) from a related party.

On July 27, 2016, Jupiter Gold issued 4,000,000 shares of its common stock to Brazil Minerals, a related party, with respect to the transaction detailed in Note 1.
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

JUPITER GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Options

During the year ended December 31, 2017, the Company granted to directors as contractual compensation options to purchase an aggregate of 670,000 shares of its common stock. The options were valued at $363,443 in total. The options were valued using the Black-Scholes option pricing model with the following average assumptions: our stock price on date of grant ($1.00), the strike price ($1.25 or $1.00 according to the specific issuance), expected dividend yield of 0%, historical volatility of 63.08%, risk-free interest rate of 1.93%, and an expected term of five years.

During the year ended December 31, 2016, the Company granted to directors as contractual compensation options to purchase an aggregate of 610,000 shares of its common stock. The options were valued at $302,002 in total. The options were valued using the Black-Scholes option pricing model with the following average assumptions: our stock price on date of grant ($1.00), the strike price ($1.25 or $1.00 according to the specific issuance), expected dividend yield of 0%, historical volatility of 63.08%, risk-free interest rate of 1.93%, and an expected term of five years.

With the untimely death of director Paul Durand on December 18, 2017, the options awarded to him expired as of December 31, 2017.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Service Agreement

Jupiter Gold had a contractual agreement with Brazil Minerals by which it used that company's infrastructure in Brazil, including office and some personnel time, for $2,500 monthly. As of December 31, 2016, the amount due under this arrangement totaled $12,903 and was recorded within "Related Party Payables" on the Company's balance sheet. This agreement was terminated effective April 1, 2017. All amounts under this agreement were paid as of December 31, 2017.

Commencing November 1, 2017, Jupiter Gold established a similar cost sharing arrangement with Brazil Minerals whereby it agreed to pay $1,250 per month for support services including facilities and personnel.

Loans

Jupiter Gold and MJL have, from time to time, received loans from Brazil Minerals and its subsidiaries. These loans, when made, bear no interest and are payable on demand.

Monthly Honorarium

MJL pays as honorarium to its administrator, Jupiter Gold's Chief Executive Officer, the minimum monthly salary as set annually by the Brazilian government. The minimum monthly salary was 880 Brazilian Reais during 2016 (approximately $270 based on the December 31, 2016 exchange rate) and 937 Brazilian Reais during 2017 (approximately $283 based on the December 31, 2017 exchange rate).

As of December 31, 2016, the amount due under this arrangement totaled $3,168 and was recorded within "Related Party Payables" on the Company's balance sheet.

JUPITER GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 - SUBSEQUENT EVENTS

In accordance with FASB ASC 855-10 Subsequent Events, the Company has analyzed its operations subsequent to December 31, 2017 to the date these consolidated financial statements were issued, and has determined that it does not have any material subsequent events to disclose in these consolidated financial statements, except as noted below.

On February 26, 2018, Christopher Westdal resigned as director of the Company. There has been no disagreement with Mr. Westdal, and his resignation was in amicable circumstances. On February 26, 2018, Manuel Henrique Costa Andrade was elected to the Board of Directors of the Company.

On March 2, 2018, the Company licensed three additional mineral rights for gold from the Brazilian mining department.

On May 12, 2018, the Company began a drilling campaign of its Paracatu Project (mineral right 831.883/2016). Multiple drill holes have produced visual gold intersects and gold was also confirmed in pan concentrates. This planned campaign entails drilling a total of six holes spaced 100 meters, with samples being collected at each one-meter intervals, to be processed for geochemical analysis at a premier analytical laboratory. Rodrigo B. Mello, a highly experienced geologist, who has been a Qualified Person in projects and technical reports for Goldcorp Inc. and other large companies, is overseeing this study.