Form 20-F
period 2018-12-31
Jupiter Gold Corp
filed 2019-05-15
CIK 1684688

UNITED STATES Securities and Exchange Commission WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

[  ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

There were 4,634,599 shares outstanding on May 3, 2019.

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
[ ] Emerging growth company

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

1

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

Item 2. Offer Statistics and Expected Timetable.

Not applicable.

Item 3. Key Information.

Item 3.A. Selected Financial Data.

The following selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in these statements. The selected consolidated financial data presented below are derived from our audited consolidated financial statements as of December 31, 2018, and for the year from January 1, 2018 to December 31, 2018, which are prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Except as may be otherwise indicated, all dollar amounts are stated in U.S. dollars, the Registrant's reporting currency.  The following table sets out the exchange rates, based on the data from the website of Brazil’s “Banco Central” (an equivalent to the U.S. Federal Reserve), for the conversion of the Brazilian real (R$) currency into the United States dollar (US$), for the period from January 1, 2018 to December 31, 2018.  The average exchange rates are based on the average of the daily closing exchange rates during such periods:

	Average	High	Low	Close

Fiscal Year Ended 12/31/2018	$3.6558	$4.1879	$3.1391	$3.8748

The exchange rate on May 1, 2019 was $3.9447 Brazilian reais per one U.S. dollar.

Item 3.B. Capitalization and Indebtedness.

As of May 1, 2019, we had issued 4,644,599 shares of our Common Stock and 1 share of a Series A Preferred Stock.

As of December 31, 2018, we had current liabilities of $10,454 all of which was unsecured and attributable to non-related parties. We had no long-term liabilities.

Item 3.C. Reasons for the Offer and Use of Proceeds.

Not applicable.

Item 3.D. Risk Factors.

You should carefully consider the following risk factors and all other information contained in this Report before purchasing our shares. We have assembled these risk factors based upon publicly available information, our own analysis and our own beliefs relative to our understanding of our business. If any of the following risks occur, our business, financial condition or results of operations could be materially and adversely affected, in which case, the value of our shares could decline, and you may lose some or all of your investment.

General Risks Relating to Our Business

Risks Related to Operations

Our results are likely to fluctuate significantly in future periods.

Our operating and financial results are difficult to predict and may fluctuate significantly from period to period. Results of operations may fluctuate as a result of a variety of factors that are outside of our control including, but not limited to, lack of sufficient working capital, equipment malfunction and breakdowns, and regulatory or licensing delays.

We may be unable to access funding on acceptable terms or at all.

We may seek additional debt or equity financing to finance our business model and for growth.  Such financing may not be available on acceptable terms or at all and any failure to obtain additional financing when needed could severely impact our business. Additional equity financing may be dilutive to shareholders, and debt financing may involve significant covenants and future repayment obligations.

Risks Related to Doing Business in Brazil

We are subject to extensive mining and environmental regulation in Brazil.

We are subject to various Brazilian federal mining laws and regulations and federal, state and local environmental laws and regulations. For any of the operations that we intend to pursue directly, we will be required to obtain a certain number of permits from regulators. After operations begin, we will have capital expenditures on an ongoing basis to continue to ensure compliance with the permits obtained as well as other mining and environmental laws and regulations. In addition, due to the possibility of changes to mining and environmental laws and regulations, the amount and timing of future regulatory expenditures may vary substantially from those currently anticipated. We could be subject to civil or criminal penalties for non-compliance with mining and environmental laws and regulations under Brazilian law.

Significant volatility in the value of the Brazilian real in relation to the U.S. dollar could harm our results.

The local costs in Brazil are in the currency of Brazil, the Brazilian real. There have been significant fluctuations in the exchange rate between the Brazilian real and the U.S. dollar and this may at times be detrimental to us.

Brazilian economic and political conditions may have an impact on our businesses.

The Brazilian economy has been characterized by frequent, and occasionally drastic, intervention by the Brazilian government, which has often changed monetary, credit and other policies to influence the economy. Actions taken by the Brazilian government concerning the economy may have important effects on us. Our financial condition and results of operations may be adversely affected by the following factors, among others, and by any of the Brazilian government's actions in response to them: economic and social instability, energy and/or fuel shortages, exchange rate controls and restrictions on remittances abroad, and tax policy.

Brazilian contract and corporate laws may negatively affect us.

The judicial enforcement of contracts in Brazil is a lengthy process, requiring skill and tenacity, and the application of corporate laws through the Brazilian legal system can be uneven, haphazard and unreliable.

Brazilian tax laws are complex and may be detrimental to us.

Brazilian taxation tends to be one of the more complex tax regimes in the world.  We make every effort, in conjunction with Brazilian advisors, to limit the taxes to which we are subject; however, there is no assurance that the tax laws in Brazil will not be changed nor interpreted by Brazilian authorities in a manner that could be detrimental to us.

Risks Related to Our Common Stock

There is currently a very limited trading market for our Common Stock.

The shares of our Common Stock began trading on OTC Pink, a platform of OTC Markets, on November 5, 2018 and since then have been only sporadically traded. A possible reason for the current lack of liquidity includes the fact that only a small percentage of our Common Stock is available to be traded and is held by a small number of holders. Another possible reason may be related to the fact that we are a new company and therefore the demand for our shares is limited by the lack of knowledge about us. We believe that liquidity will be dependent, among other things, on the perception of our business, alongside with steps that we may take to raise investor awareness, including press releases, road shows, and conferences. There can be no assurance as to when an increase in liquidity will occur.

The price and liquidity of our Common Stock may be affected by many reasons, some beyond our control.

The price and liquidity of our Common Stock may be affected by a variety of factors and events outside of our control, some, but not all, of which are listed below:

	overall market conditions;
	changes in the market valuations of other similar or comparable companies;
	announcements by competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;
	the absence of consistent administrative supervision of "bid" and "ask" quotations;
	adoption of new accounting standards;
	changes in estimates and recommendations by advisors and analysts; and
	changes in gold prices.

The price and liquidity of our Common Stock may also impair our ability to raise capital by selling shares of our stock, to acquire mineral properties by using our stock as consideration, or to recruit and retain executives with equity-based stock incentive plans.

Our operating results may be volatile and difficult to predict, and if it fails to meet expectations the market price of our Common Stock may decline significantly.

Our operating results may fluctuate significantly from period to period, due to a number of factors. These factors include, but are not limited to:

	the global price for gold;
	costs related to our operations;
	the Brazilian real – U.S. dollar exchange rate;
	extreme weather periods;
	delays in licensing of mines or mineral properties;
	departures of key personnel;
	research results related to any of their projects and mineral rights;
	new mining, environmental, and/or tax regulations in Brazil; and
	fluctuations in economic, political, and market conditions.

Many of these factors are entirely outside of our control, and for others we only have limited influence. As a result of the factors above, and others, we may be unable to forecast our financial projections accurately and may be unable to adjust our spending in a timely manner to compensate for any unexpected revenue and/or funding shortfalls. Additionally, a failure to meet revenue or expense projections may have an immediate and negative impact on our operating results. If this were to happen, the market price of our Common Stock could decline significantly.

Our Common Stock may be considered a "penny stock" and may be difficult to sell.

The U.S. Securities and Exchange Commission (the “SEC”) has adopted regulations which generally define a "penny stock" to be an equity security that has a market price of less than US$5.00 per share or an exercise price of less than US$5.00 per share, subject to specific exemptions. The SEC's penny stock rules require a broker-dealer, before a transaction in a penny stock not otherwise exempt from the rules, to deliver to its customer a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and the salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that before a transaction in a penny stock, the broker-dealer make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's agreement to the transaction. These rules may adversely impact the liquidity of our Common Stock and may affect the ability of investors to sell their shares.

We do not anticipate paying dividends on our Common Stock for the foreseeable future.

We anticipate that, for the foreseeable future, if and when we generate profits, that our Board of Directors may choose to reinvest such profits or save them as reserves and not pay dividends.

Risks Specific to Jupiter Gold

Our results of operations, financial position and business outlook may become highly dependent on the price of gold, which is subject to significant volatility and uncertainty.

Our results may become substantially related to gold prices. As a result of the volatility of gold prices, such results may fluctuate substantially.

We currently do not have mineral reserves as such term is defined by the SEC.

Although both of our Paracatu and Pindaíba Projects have what we believe are positive drilling studies, none of these studies were carried out in a manner as to allow the measurement of “reserves” under the SEC’s definition of such term. Lack of “reserves” may lead to lesser desirability from investors and potential partners.

We are highly dependent on certain members of our management.

We depend on the efforts of a small number of officers and directors. In particular, we are heavily dependent upon the expertise of Marc Fogassa, our Chairman and Chief Executive Officer, who is also formally our Chief Financial Officer and Principal Accounting Officer. Mr. Fogassa speaks Portuguese and English fluently, has extensive networks in both Brazil and the United States of America, and relevant experience in management and finance. If it occurs, any loss of the services of Mr. Fogassa could have a material adverse effect upon our results of operations and financial position.

Marc Fogassa is both our Chairman and Chief Executive Officer as well as Chairman and Chief Executive Officer of Brazil Minerals, Inc. and may be subject to potential conflicts of interest in matters involving both companies.

Mr. Fogassa, our Chairman and Chief Executive Officer, is also Chairman and Chief Executive Officer of Brazil Minerals, Inc. (“Brazil Minerals”). As of May 3, 2019, Brazil Minerals and a subsidiary own an aggregate 2,277,559 shares (approximately 49.14%) of our outstanding Common Stock. Potential conflicts of interest may occur between Jupiter Gold and Brazil Minerals as related to allocation of opportunities and of Mr. Fogassa's working time, among others. As a practical manner to diminish or eliminate such potential conflicts of interests between these two companies, the Board of Directors of each company has a different composition. In board votes that involve a potential conflict of interest, Mr. Fogassa recuses himself, and let the disinterested directors decide.

Our Series A Preferred Stock has the effect of concentrating voting control in Marc Fogassa, our Chairman and Chief Executive Officer.

One share of our Series A Preferred Stock is issued, outstanding and held by Marc Fogassa, Chairman and Chief Executive Officer, since 2016. Mr. Fogassa holds the only outstanding share of such Series A Preferred Stock. The Certificate of Designations, Preferences and Rights of the Series A Convertible Preferred provides that for so long as Series A Preferred Stock is issued and outstanding, the holders of Series A Preferred Stock shall vote together as a single class with the holders of our Common Stock, with the holders of Series A Preferred Stock being entitled to 51% of the total votes on all matters regardless of the actual number of shares of Series A Preferred Stock then outstanding, and the holders of our Common Stock being entitled to their proportional share of the remaining 49% of the total votes based on their respective voting power. Therefore, so long as he holds the only outstanding shares of Series A Preferred Stock, Mr. Fogassa will have effective voting control on all matters requiring a stockholder vote.

Under our Bylaws, stockholders that initiate certain proceedings may be obligated to reimburse us and our officers and directors for all fees, costs and expenses incurred in connection with such proceedings if the claim proves unsuccessful.

Our Bylaws include a fee-shifting provision in Article VI, Section 7 for stockholder claims (the "Fee Shifting Provision"), which reads as follows: "In the event that (a) any current or prior shareholder of the  Company  or  anyone  on their  behalf ("Claiming Party") initiates or asserts any claim or counterclaim  ("Claim")  or joins, offers assistance to,  or has  a direct  interest  in  any Claim  against  the Corporation and/or any of its shareholders, officers, or directors (together, the Corporation and/or any of its  shareholders, officers, or directors are henceforth called "Receiving Parties"), including any Claim purportedly filed on behalf of the Corporation or any shareholder, whether direct or derivative, in any jurisdiction, and (b) the Claiming Party (or the third party that received assistance from the Claiming Party or in whose Claim the  Claiming Party  had  a  direct  interest) does not obtain a favorable judgment on all of the merits of its Claim, with such determination made by the Corporation, then each Claiming Party shall be obligated jointly and severally to reimburse the Receiving Parties for all fees, costs and expenses of every kind and description (including, but not limited to, all attorneys'  fees) that the Receiving  Parties may incur in connection with such Claim."

The Fee Shifting Provision was adopted to eliminate or decrease nuisance and frivolous litigation. We intend to apply the Fee Shifting Provision broadly to all actions, including U.S. federal securities law claims. The level of recovery for the plaintiff to avoid any payment, quoting verbatim the language of the Fee Shifting Provision, would necessitate such plaintiff obtaining a "favorable judgment on all of the merits of its Claim." The Fee Shifting Provision is intended to apply to "any current or prior shareholder of the Company or anyone on their behalf" and the Company will make such determination based on the facts of any case it may encounter. The parties entitled to recover, quoting verbatim, are "the Corporation and/or any of its shareholders, officers, or directors."

We are incorporated in the Marshall Islands, which may have fewer rights and protections for shareholders.

We are incorporated in the Republic of the Marshall Islands (“Marshall Islands”). Our corporate affairs are governed by our Articles of Incorporation and Bylaws and by the Marshall Islands Business Corporations Act (the "BCA"). The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain U.S. jurisdictions. Shareholder rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, our public shareholders may have more difficulty in protecting their interests in the face of actions by management, directors or controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction. Further, the Marshall Islands does not have a well-developed body of bankruptcy law. As such, in the case of our bankruptcy, there may be a delay of bankruptcy proceedings and the ability of shareholders and creditors to receive recovery after a bankruptcy proceeding. Additionally, our incorporation in the Marshall Islands may make service of process more difficult.

Substantially all of our assets are in Brazil.

Substantially all of our assets (mineral properties, equipment) are located in Brazil. We therefore depend on complying with laws and regulations in Brazil to keep such assets free of any liens or judgments. On the other hand, it may be difficult to enforce judgments from other countries’ courts against such assets.

Item 4. Information on the Company.

Item 4.A. History and Development of the Company.

Date of Incorporation, Legal Form, Domicile, & Business Summary

Jupiter Gold Corporation was incorporated under the laws of the Republic of the Marshall Islands on July 27, 2016, and we have been in continuous, active operations since that date. On December 16, 2016, our Registration Statement on Form F-1 was declared effective by the Securities and Exchange Commission (“SEC”). During 2017, we conducted a self-directed initial public offering of our common stock in which $254,000 was raised at $1.00/share. Our stock symbol is JUPGF and our first trade in OTC Pink (a unit of OTC Markets) occurred on November 5, 2018.

We are a company pursuing exploration and development of gold and precious metals mining opportunities in Brazil. As of May 3, 2019, we hold title to eleven mineral rights for gold totaling 101,133 acres and one active mineral right for manganese with 233 acres, all located in Brazil. All of our mineral rights have been carefully selected, and most of them are in well-known mining districts. We operate our business directly and also through wholly-owned subsidiaries, in particular Mineração Jupiter Ltda in Brazil.

We have no issued debt, except for operational payables. We have been primarily funded to date by sales of our common stock. We are prohibited from issuing variable-rate convertible debt by our Bylaws.

Business Strategy & Goal

Our business strategy is to acquire and advance exploration properties. We plan to mine properties that lend themselves to year-round, lower cost open-sky operations such to enable high profitability on gold retrieval and sales. In other situations, such as the Pindaíba Project, we will collect royalties.

Our main goal is to become a profitable company as soon as possible. Our secondary goal is to uplist our common stock to a stock exchange such as Nasdaq or NYSE American.

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

Overview

We are a company pursuing exploration and development of gold and precious metals mining opportunities in Brazil. As of May 3, 2019, we hold title to eleven mineral rights for gold totaling 101,133 acres and one active mineral right for manganese with 233 acres, all located in Brazil. All of our mineral rights have been carefully selected, and most of them are in well-known mining provinces, including:

a)	Our Paracatu Project (one mineral right owned by us): located 4 miles from the largest gold mine in Brazil which is owned by Kinross Gold Corporation (NYSE: KGC) within an ore body of 16,000,000 ounces of gold and producing 490,000 ounces of gold per year;

b)	Our Crixás Project (one mineral right owned by us): located 11 miles from 4 active gold mines owned and operated by AngloGold Ashanti (NYSE: AU) within an ore body of 9,000,000 ounces of gold and annual production of producing 130,000 ounces of gold per year;

c)	Our Serrita Project (three mineral rights owned by us): located within an area known to host narrow high-grade gold mineralized quartz veins. The Brazilian government-funded CPRM (Mineral Resources Research Company) researched this province extensively and confirmed gold mineralization.

Other of our gold projects are in newer jurisdictions such as the state of Bahia and the state of Amazonas. In Bahia, one of our projects is an area with potential for gold, platinum, and palladium. Additionally, we own an area with known manganese mineralization in the state of Minas Gerais.

We also own a recovery plant for gold that utilizes centrifugation as the main separation technique and other mining capital equipment. This plant is scheduled to be operated by Brazil Minerals, Inc. in its Pindaiba Project in the state of Minas Gerais. In return, Jupiter Gold will receive a 50% royalty on any gold recovered from its plant.

None of our properties presently contain “reserves” as such term is defined by the Securities and Exchange Commission (the “SEC”).

Corporate Structure

We were incorporated under the laws of the Republic of the Marshall Islands on July 27, 2016, and has been in continuous, active operations since that date. On December 16, 2016, our Registration Statement on Form F-1 was declared effective by the SEC. During 2017, Jupiter Gold conducted a self-directed initial public offering of our Common Stock. Our Common Stock symbol is JUPGF and we are listed in OTC Pink, a platform of OTC Markets. We operate our business directly and also through wholly-owned subsidiaries, in particular Mineração Jupiter Ltda in Brazil.

Business Strategy & Goal

Our business strategy is currently focused on gold properties in Brazil, a well-regarded jurisdiction that we know well and one that presents attractive opportunities. We plan to mine properties that lend themselves to year-round, simple open-sky operations to enable steady profitability on gold retrieval. In other situations, we will prefer to partner and collect royalties while another company operates the project. Our main goal is to become a profitable company as soon as possible. Our secondary goal is to uplist a stock exchange such as Nasdaq or NYSE American.

Monetization of Mineral Rights Areas

Our approach for its earlier stage projects is to perform focused geological research for the occurrence of gold which would significantly enhance the value of such areas. This could allow us either to raise additional capital for further development and exploration or to partner with larger companies.

There is known gold mineralization either within or in the vicinity of most our mineral rights for gold. In general, for any of its earlier projects, our initial assessment will be based on geophysics using an airborne geophysical survey with full radiometric and magnetic fields. After defining priority areas, it will be necessary to detail each of them with ground geophysics. The geophysical work will provide the definition of priority targets for exploration where geological mapping will be done, including soil geochemistry, digging trenches and pits and drilling.

It is likely that even before the completion of such exploration work, our technical team may have collected enough data to ascertain whether there are likely potential gold deposits in the mineral rights studied. We believe that such data, even if preliminary, could allow for an estimation of whether there are primary or secondary deposits, whether any gold is free or associated with some minerals (e.g., sulphide or quartz), and whether such gold is widespread in large structures or concentrated in veins.

We believe that there is potential for the existence of secondary gold deposits that can be leveraged to gold production with low investment and low operating costs in several of our mineral rights for gold. In general, these deposits have free gold in altered rock or in alluvium and can be excavated via opencast mines and processed in small portable plants, and the gold recovered by gravimetric methods (centrifuges and gutters) without using chemical reagents.

Offices & Operations

Jupiter Gold’s principal place of operation and office is in the municipality of Olhos-d'Água, state of Minas Gerais, in Brazil.

100%-Owned Projects & Mineral Properties

Our 100%-owned projects and mineral properties are listed in the following map and tables.

11

Project Number	Project Name and Mineral Right Number (1)	Mineral Right Status (2)	Location in Brazil (municipality and state)	Area (in acres)	Mineral	Deadline for Further Reporting (when applicable)
1)	Paracatu Project 831.883/2016	RP	Paracatu, state of Minas Gerais	773	Gold	04/12/2020 (3)
2)	Crixás Project 860.807/2016	RP	Crixás, state of Goiás	3,068	Gold and possibly Nickel	12/27/2019 (3)
3)	Serrita Project 840.118/2018	ARP	Serrita, state of Pernambuco	4,222	Gold and possibly Copper, Manganese, Nickel	n/a (4)
	Serrita Project 840.119/2018	ARP	Serrita, state of Pernambuco	4,582	Gold and possibly Copper, Manganese, Nickel	n/a (4)
	Serrita Project 840.120/2018	ARP	Serita, state of Pernambuco	4,927	Gold and possibly Copper, Manganese, Nickel	n/a (4)
4)	Apuí Project 880.133/2016	RP	Apuí, state of Amazonas	23,043	Gold	08/30/2021 (3)
	Apuí Project 880.134/2016	ARP	Apuí, state of Amazonas	23,207	Gold	n/a (4)
	Apuí Project 880.135/2016	ARP	Apuí, state of Amazonas	23,080	Gold	n/a (4)
5)	Itabira Project 831.942/2016	RP	Dionisio, state of Minas Gerais	4,653	Gold and possibly Iron	04/12/2020 (3)
6)	Brotas I Project 871.881/2018	ARP	Brotas de Macaúbas, state of Bahia	4,757	Gold	n/a (4)
7)	Brotas II Project 870.400/2019	ARP	Brotas de Macaúbas, state of Bahia	4,821	Gold, Palladium, Platinum	n/a (4)
8)	Diamantina Project 831.665/2016	RP	Augusto de Lima, state of Minas Gerais	233	Manganese	05/03/2020 (3)

Observations:

(1)	Each mineral right, or claim, has a specific number awarded by DNPM ("Departamento Nacional de Produção Mineral", the Brazilian national mining department) or its replacement ANM (“Agência Nacional de Mineração”), a federal entity with offices in each state

(2)	The currently applicable statuses for these mineral rights are: "RP" for Research Permit (active), and "ARP" for Application for Research Permit.

(3)	By this date we must submit a research report to ANM which, if approved, would permit application for a mining concession. If by this date the research is not concluded, we can request an extension upon submission of preliminary findings. ANM usually grants such extensions for one to three additional years although there are no guarantees.

(4)	A deadline for submission of a research report has not started as the application for research permit is being reviewed.

Royalty Projects

Our first royalty project is shown in the map above and listed in the table below.

Royalty Project Name and Mineral Right Number (1)	Mineral Right Status (2)	Location in Brazil (municipality and state)	Area (in acres)	Mineral	Deadline for Further Reporting
Pindaíba Project 802.267/1977 (3)	RC	Olhos-d'Água, state of Minas Gerais	1,310	Gold and Diamonds (diamonds not part of royalty agreement)	n/a

Observations:

(1)	Each mineral right, or claim, has a specific number awarded by DNPM ("Departamento Nacional de Produção Mineral", the Brazilian national mining department) or its replacement ANM (“Agência Nacional de Mineração”), a federal entity with offices in each state

(2)	The currently applicable status for this mineral right is “RC” for Request for Mining Concession

(3)	Mineral right owned by Brazil Minerals, Inc.

Project Details

1 - Paracatu Project

Mineral: Gold

Ownership: 100%

Location: Paracatu, state of Minas Gerais

Area: 773 acres

Highlights:

•	Extensive drilling conducted by Jupiter Gold and concluded in Q2 2018;

•	18 of 23 drill holes were visually positive for gold and confirmed by geochemical studies performed at an SGS-Geosol laboratory;

•	Mining licensing underway as of Q4 2018;

•	Project is located only 4 miles from the largest gold mine in Brazil, Morro do Ouro (“Gold Hill”), owned and operated by Kinross Gold (NYSE: KGC). Morro do Ouro is a massive open-sky mine within an ore body of 16,000,000 ounces of gold and recent annualized production of 490,000 ounces of gold, according to publicly-available information.

Other Information & Maps:

Figure Above: Nearby mines and projects to Jupiter Gold’s Paracatu Project

Our geologists had initially planned for an exploratory drilling campaign for the Paracatu Project with six drill holes spaced 100 meters apart. Upon initial drilling, immediate visualization of fine gold in several holes resulted in the decision to expand from an exploratory to a detailed drilling campaign. A total of 23 holes spaced 25-30 meters were drilled using a Banka 4-inch percussion rotary drill. Gold was visualized in 18 out of the 23 drill holes executed. Fine gold was observed within gravel at depths varying from 0.5 meters (app. 20 inches) to 7.8 meters (app. 26 feet).  Samples were submitted to the SGS-Geosol laboratory unit in Belo Horizonte, Brazil, where geochemical analysis was performed by Fire Assay Atomic Absorption protocols, and 18 of 23 drill holes were confirmed positive for gold.

Figure Above: Local geology of our Paracatu Project

Our senior geologist on the Paracatu Project is Rodrigo Mello, who has extensive experience in Brazilian gold geology. Mr. Mello has worked in Brazil for some of the largest gold companies in the world such as Goldcorp, AngloGold, and AngloAmerican, and has written 19 geological reports, mostly on gold formations.

The municipality of Paracatu has approximately 100,000 inhabitants and is located in the northwest part of the state of Minas Gerais, and 125 miles from Brasilia, the capital of Brazil. The city has all of the infrastructure and labor needed for mining research and exploration.

2 - Crixás Project

Mineral: Gold

Ownership: 100%

Location: Crixás, state of Goiás

Area: 3,068 acres

Highlights:

•	In situ geological research planned for Q2 2019;

•	Located 11 miles from 4 active open-sky gold mines owned and operated by AngloGold Ashanti (NYSE: AU) within an ore body with 9,000,000 ounces of gold and annual production of 130,000 ounces;

•	Our area has a high probability to be in a continuation of the same geological trend;

•	Our area may also have nickel deposits.

Other Information & Maps:

Figure Above: Map of our Crixás Project mineral right

Our Crixás Project consists of a mineral right for gold in this well-known gold district. This area of Brazil was settled in the 18th century by pioneers searching for gold. Today Crixás is home to the some of the largest gold operations in Brazil, with large gold mines and projects from AngloGold Ashanti (NYSE: AU). AngloGold Ashanti’s operations in Crixás encompass three underground and two open sky mines, with an ore body of approximately 9 million ounces of gold and annual production of over 130,000 ounces of gold, according to publicly-available information.

Figure Above: Local geology of our Crixás Project

18

Figures Above: Maps of our Serrita Project mineral rights (3 areas)

Figure Above: Local geology of our Serrita Project

20

4 – Apuí Project

Mineral: Gold

Ownership: 100%

Location: Apuí, state of Amazonas

Area: 69,330 acres (3 contiguous mineral rights)

Highlights:

•	In situ geological research planned for 2019;

•	The Amazon is a new gold frontier; primary deposits in this region of Brazil are usually greater than 1 million ounces;

•	Large gold areas in the Amazon with verified gold mineralization have fetched prices varying between US$15,000,00 to $160,000,000 in disclosed transactions involving public companies.

Other Information & Maps:

Figures Above: Maps of our Apuí Project mineral rights (3 areas)

22

Figure Above: Nearby mines and projects to our Apuí Project

Figure Above: Local geology of Jupiter Gold’s Apuí Project

5 – Itabira Project

Mineral: Gold

Ownership: 100%

Location: Near Itabira, state of Minas Gerais

Area: 4,653 acres

Highlights:

•	In situ geological research planned for Q2 2019;

•	Located in the area known as “Iron Quadrangle” with several gold and iron mines.

Other Information & Maps:

Our Itabira Project is located within the well-known area in the state of Minas Gerais in Brazil called the "Iron Quandrangle". This region, known for both iron and gold mining, has excellent logistics and is also close to the state's capital, Belo Horizonte. The closest larger city to this project is Itabira.

Figure Above: Nearby projects to our Itabira Project

 Geological formations in the Iron Quadrangle are rich and highly complex; gold mines usually begin as open-sky alluvial operations and later advance underground following primary gold deposits. Several companies have operated gold mines within the Iron Quandrangle, notably AngloGold Ashanti (NYSE: AU) and Jaguar Mining.

24

Figure Above: Local geology of our Itabira Project

6 – Brotas I Project

Mineral: Gold

Ownership: 100%

Location: Brotas de Macaúbas, state of Bahia

Area: 4,757 acres

Highlights:

•	In situ geological research planned for 2019;

•	Area with known primary gold in quartz veins.

Other Information & Maps:

Figure Above: Map of our Brotas I Project mineral right

Figure Above: Nearby projects to our Brotas I Project

26

7 – Brotas II Project

Mineral: Gold, Palladium, and Platinum

Ownership: 100%

Location: Brotas de Macaúbas, state of Bahia

Area: 4,821 acres

Highlights:

•	This region of Bahia is known for rock formations associated with auriferous mineralization which percolates quartz veins and breccias.

•	This overall district had been previously studied by the CBPM, “Companhia Baiana de Pesquisa Mineral”, the Mining Research Service of Bahia. Their researchers collected sample material and first identified the gold-palladium-platinum occurrence.

•	In situ geological research planned for 2019;

Other Information & Maps:

    Figure Above: Map of our Brotas II Project mineral right

Figure Above: Nearby projects to our Brotas II Project

28

Figure Above: Local geology of our Brotas II Project

8 – Diamantina Project

Mineral: Manganese

Ownership: 100%

Location: Near Diamantina, state of Minas Gerais

Area: 233 acres

Highlights:

•	Geological research completed in Q3 2018 confirmed manganese mineralization;

•	Located less than a mile from an area with a prior manganese mine; excellent logistics;

•	Brazilian manganese is highly sought after particularly by Asian buyers.

Other Information & Maps:

Figure Above: Map of our Diamantina Project mineral right

Figure Above: Nearby projects to our Diamantina Project

30

Our Diamantina Project consists of a mineral right for manganese in the region in and surrounding Diamantina where other companies have explored for manganese. Manganese has been positively identified by Jupiter Gold’s research team during the third quarter of 2018. We intend to further study with respect to the potential to mine for manganese, or to partner or sell the project.

Figure Above: Local geology of our Diamantina Project

Royalty Projects

Pindaíba Project

Minerals: Gold (royalty) & Diamonds (no royalty)

Ownership: This mineral property belongs to Brazil Minerals, Inc.

Royalty Terms: 50% of all gold extracted and processed in our gold recovery plant

Location: Olhos-d'Água, state of Minas Gerais

Area: 1,310 acres

Highlights:

•	Extensive drilling campaign conducted by Brazil Minerals concluded in Q3 2018;

•	35/35 of drill holes were visually positive for gold;

•	57% of drill holes had high-probability diamond recovery; a “diamond-rich” zone was identified in the area;

•	Results support open-sky mining;

•	The target area studied in this drilling campaign is an alluvial plain along the Jequitinhonha River Valley, an area known for placer mining for gold and diamonds for over two hundred years. Pindaíba is a storied mineral rights area that has had thousands of diamond prospectors in the past, which is a strong indication of mineralization; these prospectors were all removed over 10 years ago; previous prospector presence does not alter the area’s mineralization potential, as they prospected at the river margin with rudimentary tools and by law the area can only be mined at least 100 meters from the river margin.

•	In September 2018, Brazil Minerals announced the conclusion of an extensive drilling campaign of a portion of the mineral right of the Pindaíba Project. It was reported that Brazil Minerals drilled 35 holes spaced 30 to 50 meters utilizing a Banka 4-inch drill. All 35 holes were positive for fine gold as observed by the drilling team, and samples were collected for quantitative geochemical analysis. The average depth for the auriferous gravel layer was 8 meters and with a thickness between 1.5 to 9.3 meters.

Map:

Figure Above: Map of the location of our gold recovery plant for use in the Pindaíba Project

Gold Recovery Plant

We built an initial modular plant for recovery of alluvial and have tested it successfully. The plant uses high speed centrifugation as the primary method of gold separation.

The use of centrifugal concentrators for free gold recovery from alluvial ore has been a common practice in the mining industry for over two decades. This method uses the difference in intrinsic densities between gold and the "waste" for separation – whereas the native gold density is equal to 19.0 g/cm³, and the density of silica, the main component of the waste, is equal to 2.6 g/cm³.

This equipment was originally developed by the Canadian mining industry and has several advantages over other processes, such as:

•	No use of chemicals (such as cyanide and mercury)
•	Low maintenance and low energy consumption
•	Recovery of gold in a wide particle size range
•	Simple installation and operation, with excellent mobility

Results of Operations

Fiscal Year Ended December 31, 2018 Compared to Fiscal Year Ended December 31, 2017

In 2018, we recorded revenue of $8,525, as compared to no revenue in 2017. These revenues were realized through the sale of a gold bar generated from our exploratory mining efforts. We expect revenues to increase in future periods as we increase our mining operations; however, can offer no assurances that we will be successful in efforts.

Our operating expenses are comprised primarily of stock-based compensation, general administrative expenses, and to lesser extent professional fees and other compensation related costs. In 2018, our operating expenses were $410,290, as compared to $436,141 in 2017. The decrease in operating expenses of 5.9% is explained primarily by lower stock-based compensation costs related to stock options granted, offset in part by an increase in general and administrative expenses related to due diligence costs and fees in preparation of the Company’s financing efforts.

In 2018, we experienced a net loss of $401,765, representing a decrease of $35,870, or 8.2%, when compared to a net loss of $437,635 in 2017.

Net cash used in operating activities was $82,989 in 2018, as compared to net cash provided by operating activities of $166,230 in 2017. Net cash used in investing activities was $803 in 2018, as compared to $6,552 in 2017. Net cash provided by financing activities was $5,000 in 2018, as compared to $250,100 in 2017.

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

In 2017, we experienced a net loss of $437,635, as compared to a net loss of $340,728 in 2016, an increase of $96,907 or 28.44%. This result is explained by the higher operating expenses in 2017 in comparison to 2016, as detailed above.

Net cash used in operating activities was $166,230 in 2017, as compared to net cash provided by operating activities of $12,225 in 2016. Net cash used in investing activities was $6,552 in 2017, as compared to $9,153 in 2016. Net cash provided by financing activities was $250,100 in 2017, as compared to zero in 2016.

Liquidity and Capital Resources

As of December 31, 2018, we had total current assets of $177,034 and total current liabilities of $10,454 for a current ratio of 16.9 to 1 and working capital of $166,580. By comparison, on December 31, 2017, we had total current assets of $204,242 and total current liabilities of $15,366 for a current ratio of 13.3 to 1 and working capital of $188,876.

In 2018, our primary source of liquidity was derived from the sale of our common stock. In 2017, our sources of liquidity were cash from the initial public offering of our common stock and loans from Brazil Minerals.

For 2019 and beyond, we expect that our sources of liquidity will continued to be generated from the sale of our common stock, and increased revenues from royalties derived from the operation of our modular plant.

Item 5.C. R&D, Patents and Licenses

None, except mineral rights described above.

Item 5.E. Off-Balance Sheet Arrangements

None.

Item 5F. Tabular Disclosure of Contractual Obligations.

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2018, due on demand:

Payable To	Description	Amount
Marc Fogassa	Honorarium	$5,326

Various third-parties	Professional fees and other general obligations	$5,128

Item 6. Directors, Senior Management and Employees.

Item 6.A. Directors and Senior Management.

Our officers and directors as of December 31, 2018 were as follows:

Name	Age	Position

Marc Fogassa	52	Chairman of the Board of Directors, Chief Executive Officer, and Chief Financial Officer
General Antônio Florêncio da Silva	67	Director and Vice-President
Joel de Paiva Monteiro, Esq.	34	Director and Secretary

Executive officers are appointed by and serve at the pleasure of our Board of Directors. A biography of each director and officer follows.

Marc Fogassa, age 52, a resident of the U.S., has been a director and our Chairman and Chief Executive Officer since July 2016. He has over 18 years of investment experience in venture capital, and private and public equity investing, and has served on boards of directors of multiple private companies. Mr. Fogassa has worked at Goldman Sachs & Co. (1997), Atlas Venture (1998-2000), and Axiom Ventures (2000-2005). He also worked as investment manager with Hedgefort Capital Management LLC from May 2005 to June 2012, and as an investment banker from November 2011 to January 2014 with Hunter Wise Financial Group, LLC. He has been Chairman and CEO of Brazil Minerals, Inc. since December 2012 and Brazil Mining, Inc. since March 2012. Mr. Fogassa has been invited numerous times to speak about investment issues, particularly as related to Brazil. Mr. Fogassa double majored at the Massachusetts Institute of Technology (M.I.T.), graduating with two Bachelor of Science degrees in 1990. He later graduated from the Harvard Medical School with a Doctor of Medicine degree in 1995, and also from the Harvard Business School with a Master in Business Administration degree in 1999. Mr. Fogassa was born in Brazil and is fluent in Portuguese and English.

General Antônio Florêncio da Silva, age 67, a resident of Brazil, has been a director and vice-president since November 2018. General Florêncio retired from the Brazilian Army as a two-star general. He has held many posts as commander in various units throughout his career, culminating with being the Commander-in-Chief of the Second Military Zone in Brazil, headquartered in Campo Grande, state of Mato Grosso. He graduated as an Army officer from the Academia Militar das Agulhas Negras em Resende, state of Rio de Janeiro, in 1972. He pursued advanced Army Officer specialization in the branch of Communications in the School of Advancement of the Brazilian Army in Rio de Janeiro, graduating in 1981. He further pursued advanced studies in Command and Joint Chiefs at the Army School of Command. Already as a general, he studied politics and strategy at the doctorate level at the Superior War College in Rio de Janeiro, the highest-level military and geopolitical training in Brazil. He was Chief of Staff of the Army in Brasilia, Distrito Federal. General Florêncio was also the Director of Munitions and Supplies for the Brazilian Army and in that capacity was in charge of all acquisitions including munitions, combat vehicles, military gear and battlefield equipment. He was a military observer as part of the United Nations mission to El Salvador and later a Chief of Operations and Vice Commander in the Region of San Vicente, El Salvador for the United Nations contingent. After his retirement from the Army, General Florêncio has been a consultant for SAAB Bofors Dynamics in their missile program and for Brazilian construction companies. He received numerous medals of valor in Brazil including: Ordem do Mérito Militar – grau Comendador; Ordem do Mérito Aeronáutico – grau Comendador; Medalha Militar de Ouro; Medalha do Pacificador; Medalha Marechal Hermes Aplicação em Estudos – prata uma coroa; Medalha da Vitória; Medalha Marechal Mascarenhas de Moraes; Medalha Tenente Max Wolf Filho; Medalha Marechal Zenóbio da Costa; and Medalha Insígnia do Mérito Policial Militar do Estado do Mato Grosso do Sul. His international medals include the United Nations Medal – ONUSAL, and the Order of Merit of Guiana.

Joel de Paiva Monteiro, Esq. is a partner of the Brazilian law firm PRA Advogados - Pimenta da Rocha Andrade, with three offices and headquarters in Belo Horizonte, state of Minas Gerais. Mr. Monteiro works with all aspects of Brazilian business law, has extensive experience in a wide range of areas, from strategic business planning to litigation. His current clients include large corporations in a variety of economic sectors in diverse states in Brazil. Mr. Monteiro has a law degree from the Milton Campos Faculty in Belo Horizonte, Brazil. Subsequently he achieved a post-graduate degree in Business and Civil Law from the Pontifical Catholic University of Minas Gerais.

There are no family relationships between or among any of the persons listed above.

Item 6.B. Compensation.

Marc Fogassa is currently is not paid any cash compensation for his service as chief executive officer and director. The other two directors receive monthly cash compensation amounting to an aggregate of approximately $770 as of May 3, 2019.

We adopted an incentive plan (the "2016 Incentive Plan") to compensate employees, directors, and consultants, and allow it to acquire and retain human talent. The 2016 Incentive Plan has been filed herewith as Exhibit 10.7.

Marc Fogassa, our Chief Executive Officer, Chief Financial Officer, and Principal Accounting Officer has entered into a six-month employment agreement with us commencing September 1, 2016, which has been extended to date. Under the agreement, Mr. Fogassa shall receive no cash compensation, and is remunerated monthly with five-year options to purchase 25,000 shares of our common stock at $1.00 per share. Under the agreement, Mr. Fogassa received five-year options to purchase 100,000 shares of our common stock at $1.25 per share when a draft of the Registration Statement on F-1 was filed with the Commission on September 30, 2016. Additionally, he received options to purchase 250,000 shares of our common stock at $1.25 per share when the Registration Statement on Form F-1 became effective. On October 30, 2017, our Board of Directors voted to award Mr. Fogassa five-year options to purchase 250,000 shares of our common stock at $1.00 per share for his work on our initial public offering. Mr. Fogassa has also entered into a director and chairmanship agreement with us commencing September 1, 2016. Under the agreement, he receives no cash compensation and is remunerated monthly with options to purchase 5,000 shares of our common stock at the fair market value per share. The employment and director and chairmanship agreements have been filed herewith as Exhibit 10.8 and 10.11 respectively.

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

Item 6.D. Employees.

As of December 31, 2018, we had two full time equivalent employees. We also had two part-time employees and various consultants with specific expertise being utilized.

We have no labor-related litigation.

Item 6.E. Share Ownership.

The following table sets forth certain information as of May 3, 2019 regarding the beneficial ownership of our Common Stock by: each of our executive officers, each member of our board of directors and all officers and directors as a group. The number and percentage of our Common Stock beneficially owned by each person is based on 4,634,599 shares of our Common Stock outstanding as of May 3, 2019 and the Common Stock owned by such person determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934 (the "Exchange Act"). The information contained in the table below is not necessarily indicative of beneficial ownership for any other purpose.

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

Name and Address of Shareholder (1)	Number of Shares	Percentage of Shares Beneficially Owned

Marc Fogassa	4,441,994 (2)(3)	70.01%
General Antônio Florêncio da Silva	0	0
Joel de Paiva Monteiro, Esq.	0	0
All Officers and Directors as a Group (3 persons)	4,441,994 (2)(3)	70.01%

(1)	The address for each officer is: c/o Jupiter Gold Corporation, Rua Vereador João Alves Praes nº 95-A, Olhos D'Água, MG 39398-000, Brazil.

(2)	Includes 2,277,559 shares of common stock owned by both Brazil Minerals, of which company Mr. Fogassa is the Chief Executive Officer and Chairman, and a subsidiary of Brazil Minerals. Also includes 1,710,000 shares of common stock issuable to Mr. Fogassa upon exercise of options, most of which awarded in lieu of any cash salary, with an average exercise price of $1.07 per share and an average maturity of 3.36 years (expiration dates from 09/30/2021 to 05/01/2014).

(3)	Mr. Fogassa owns the only outstanding share of our Series A Convertible Preferred Stock ("Preferred A Stock"). The Certificate of Designations, Preferences and Rights of our Preferred A Stock provides that for so long as Preferred A Stock is issued and outstanding, the holders of Preferred A Stock shall vote together as a single class with the holders of our common stock, with the holders of Preferred A Stock being entitled to 51% of the total votes on all matters regardless of the actual number of shares of Preferred A Stock then outstanding, and the holders of our common stock being entitled to their proportional share of the remaining 49% of the total votes based on their respective voting power. Mr. Fogassa is thus deemed to have voting control on all matters requiring a stockholder vote.

Item 7. Major Shareholders and Related Party Transactions.

A.	Major Shareholders

The following table sets forth certain information as of May 3, 2019 regarding the beneficial ownership of our Common Stock by our major shareholders who beneficially own more than 5% of our voting securities as of May 3, 2019. The number and percentage of our Common Stock beneficially owned by each person is based on 4,634,599 shares of our Common Stock outstanding as of May 3, 2019 and the Common Stock owned by such person determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934 (the "Exchange Act"). The information contained in the table below is not necessarily indicative of beneficial ownership for any other purpose.

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

Name and Address of Shareholder (1)	Number of Shares	Percentage of Shares Beneficially Owned

Marc Fogassa	4,441,994 (2)(3)	70.01%

(1)	The mailing address for each listed shareholder is c/o Jupiter Gold Corporation, Rua Vereador João Alves Praes nº 95-A, Olhos D'Água, MG 39398-000, Brazil.

(2)	Includes 2,277,559 shares of common stock owned by both Brazil Minerals, of which company Mr. Fogassa is the Chief Executive Officer and Chairman, and a subsidiary of Brazil Minerals. Also includes 1,710,000 shares of common stock issuable to Mr. Fogassa upon exercise of options, most of which awarded in lieu of any cash salary, with an average exercise price of $1.07 per share and an average maturity of 3.36 years (expiration dates from 09/30/2021 to 05/01/2014).

(3)	Mr, Fogassa owns the only outstanding share of our Series A Convertible Preferred Stock ("Preferred A Stock"). The Certificate of Designations, Preferences and Rights of our Preferred A Stock provides that for so long as Preferred A Stock is issued and outstanding, the holders of Preferred A Stock shall vote together as a single class with the holders of our common stock, with the holders of Preferred A Stock being entitled to 51% of the total votes on all matters regardless of the actual number of shares of Preferred A Stock then outstanding, and the holders of common stock being entitled to their proportional share of the remaining 49% of the total votes based on their respective voting power. Mr. Fogassa is thus deemed to have voting control on all matters requiring a stockholder vote.

To the best of our knowledge, as of May 3, 2019, a total of 4,451,105 or 96.04% of the outstanding shares of our common stock were beneficially owned by U.S. residents, and there were 52 record holders of our common stock who are U.S. residents.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Item 7.B. Related Party Transactions.

As of December 31, 2018, Jupiter Gold was owed $172,095 by Brazil Minerals, Inc. and its subsidiaries for expenses paid or loans made on behalf of the group, and for consideration paid in connection with the acquisition of fixed assets from the group, offset nominally by amounts accrued under the new service agreement. Details are available in the footnotes to the attached financial statements.

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

Item 10. Additional Information.

Item 10.A.

As of December 31, 2018, we had 4,634,599 shares of our common stock, par value $0.001 per share and 1 share of our preferred stock, par value $0.001 per share issued and outstanding.

As of December 31, 2018, we had 40 million common shares and 10 million preferred shares authorized.

Item 10.B. Memorandum and Articles of Association.

Our Articles of Incorporation have been filed herewith as Exhibit 1.1.

Item 10.C. Material Contracts.

The following descriptions of the material provisions of the referenced agreements do not purport to be complete and are subject to, and qualified in their entirety by reference to the agreements which have been filed as exhibits to this report.

Stock Agreement

The Stock Agreement provided for us to acquire from Brazil Minerals 99.99% of Mineração Jupiter Ltda. ("MJL"), a Brazilian company. Prior to this acquisition, MJL held title to two minerals rights for manganese. These two manganese mineral rights will be transferred out of MJL into a company to be designated by Brazil Minerals. In exchange for this 99.99% stake in MJL and the receipt of $4,000 from Brazil Minerals, we transferred 4 million of its common shares to Brazil Minerals and entered into a registration rights agreement with Brazil Minerals for such shares. Additionally, we agreed in the Stock Agreement that any mineral project in which MJL is involved with, and that accrues any revenues or dividends (in cash, stock, or otherwise), shall be subject to a ten percent (10%) annual royalty stream ("Royalty Stream") due to Brazil Minerals. The Royalty Stream will be calculated on the amounts actually received by MJL and/or Jupiter Gold, and shall be paid within thirty (30) days of any such receipt.

The Stock Agreement is incorporated by reference as Exhibit 10.1.

GRU Agreement

The GRU Agreement provides that we have the right to place its gold retrieved units (each a "GRU" and collectively "GRUs") in mineral rights areas for gold in Brazil owned by Brazil Minerals (the "Gold Rights"). Pursuant to the GRU Agreement, Brazil Minerals shall periodically present to us a list of its available Gold Rights which meet the necessary Brazilian mining and environmental regulations for mining of gold, and for which Brazil Minerals has the necessary operational infrastructure (the "Permissible Gold Rights"). We shall periodically choose from the Permissible Gold Rights, the one or more areas in which to place one or more GRUs.

Pursuant to the GRU Agreement, we may periodically request that one or more GRUs be moved from any of the Permissible Gold Rights to another. Brazil Minerals shall use its best efforts to comply with each such request within 30 days thereafter.  Brazil Minerals will solely operate all of the GRUs placed with Brazil Minerals, and will use its best efforts so as to not cause any damage to such GRUs, except for normal wear and tear. All revenues derived from the sale of gold obtained by the operation of GRUs shall be promptly split 50% to us and 50% to Brazil Minerals. The GRU Agreement may be terminated by us upon 30 (thirty) days' advance written notice, or by Brazil Minerals effective immediately upon written notice if and when Brazil Minerals does not control any Permissible Gold Rights.

This GRU Agreement is incorporated by reference as Exhibit 10.3.

Service Agreement

Starting on October 31, 2017, we pay a fixed monthly fee of $1,250 to Brazil Minerals for infrastructure support.

Registration Rights Agreement

The Registration Rights Agreement provides that whenever we propose to register any of its securities under the Securities Act of 1933, as amended (the "Securities Act") and the registration form to be used may be used for the registration and contemplated disposition of Registrable Securities (a "Piggyback Registration"), we will give prompt written notice to Brazil Minerals of its intention to effect such a registration so that such notice is received by Brazil Minerals at least twenty (20) days before the anticipated filing date.  We will include in such registration all securities covered by the Registration Agreement ("Registrable Securities") with respect to which we has received a written request for inclusion therein subject to any limitations on the number of shares that may be registered for resale that may be imposed by law, including positions of the staff of the SEC. In connection with each Piggyback Registration, all of the expenses incurred in compliance with the aforesaid, including, without limitation, all registration and filing fees, printing expenses, fees and disbursements of our counsel and our blue sky fees and expenses will be paid by us and Brazil Minerals shall pay all of the underwriting discounts and selling commissions applicable to the sale of Registrable Securities and all fees and disbursements of counsel for Brazil Minerals attributable to the sale of its securities pursuant to the Piggyback Registration.

The Registration Rights Agreement is incorporated by reference as Exhibit 10.2.

Item 10.D. Exchange Controls

Brazilian Laws n. 4.131, of September 03, 1962, and n. 11.371, of November 28, 2006, as amended, regulate foreign investments in Brazil, requiring that foreign investments in Brazil be registered with Brazil’s Central Bank (the equivalent to the U.S. Federal Reserve) to enable foreign remittance of profits and/or interest on equity, and repatriation of foreign capital invested in Brazil.

The Brazilian legislation allows the investment in the capital market by individuals or legal entities, by means of the acquisition of shares and other securities. These investments, designated "portfolio investments", when performed by non-residents, are subject to registration with the Brazilian Central Bank and Brazilian Securities Commissions ("CVM"), and according to the Resolution n. 4.373, of September 29, 2014 of the Brazil Monetary Council ("CMN") can be made through Depositary Receipts, with the investor represented by institution authorized to work by Brazil’s Central Bank.

The non-resident investors must indicate one or more attorneys-in-fact in Brazil, which should be institution authorized to work by Central Bank and will be responsible mainly for the provision of information and for the registrations with the Central Bank and the CVM. The registration of the portfolio investments with the Central Bank's electronic system constitutes an obligatory requirement for remittances abroad as distribution of profits and/or interest on equity, and repatriation of the capital invested. Such remittances may be made by means of a foreign exchange contract between the Brazilian company remitting the funds and a Brazilian commercial bank duly authorized to operate in the foreign exchange market (Depositary Receipts). Such foreign exchange contract reflects the exchange of Brazilian currency into foreign currency, at the rate agreed with the Brazilian commercial bank.

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

Marshall Islands Tax Considerations

The following is applicable only to persons who are not citizens of and do not reside in, maintain offices in or engage in business, transactions or operations in the Marshall Islands.

Because we do not, and we do not expect that we or any of our future subsidiaries will, conduct business, transactions or operations in the Marshall Islands, and because we anticipate that all documentation related to any offerings of our securities will be executed outside of the Marshall Islands, under current Marshall Islands law our shareholders will not be subject to Marshall Islands taxation or withholding tax on our distributions. In addition, our shareholders will not be subject to Marshall Islands stamp, capital gains or other taxes on the purchase, ownership or disposition of our common shares, and our shareholders will not be required by the Marshall Islands to file a tax return related to our common shares.

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

Interest Rate Risk

None; as of December 31, 2018, we had no fixed or floating rate indebtedness.

Item 12. Description of Securities Other than Equity Securities.

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None material

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not applicable.

Item 15. Controls and Procedures. Disclosure Controls And Procedures

Our management has evaluated the design, operation, and effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act as of December 31, 2018. On the basis of that evaluation, management concluded that our disclosure controls and procedures are designed, and are effective, to provide reasonable assurance that the information required to be disclosed in reports filed or submitted pursuant to the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the SEC, and that such information is accumulated and communicated to management to allow timely decisions regarding required disclosure.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management performed an assessment of the effectiveness of our internal control over financial reporting at December 31, 2018, utilizing the criteria described in the "Internal Control — Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. The objective of this assessment was to determine whether our internal control over financial reporting was effective at December 31, 2018.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis. In our assessment of the effectiveness of internal control over financial reporting at December 31, 2018, we did not identify material weaknesses.

Based on our assessment, and because of the lack of any material weakness as described above, we have concluded that our internal control over financial reporting was effective at December 31, 2018.

Management's Remediation Plan In Internal Controls

We will continue to monitor the effectiveness of our internal controls over financial reporting and to make any changes that our management deems appropriate

Changes In Internal Control Over Financial Reporting

Management does not believe that there have been any other changes in our internal control over financial reporting during the year ended December 31, 2018, which have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. Reserved

Item 16A. Audit Committee Financial Expert

Our Board of Directors currently acts as our audit committee. We do not currently have an independent member of our Board of Directors who qualifies as an "audit committee financial expert" as such term is usually defined.

Item 16B. Code of Ethics.

Our Board of Directors plans to adopt in 2019 a code of ethics to apply to all of our directors, officers, and employees.

Item 16C. Principal Accountant Fees and Services.

BF Borgers CPA PC has served as our independent auditors for our financial statements as of December 31, 2018 and for the year ended December 31, 2018. This firm billed the following fees to us for professional services related to such date and periods:

Audit Fees	$8,100
Audit-Related Fees	-
Tax Fees	-
All Other Fees	-
Total	$8,100

BF Borgers CPA PC also served as our independent auditors for our financial statements as of December 31, 2017 and for the year ended December 31, 2017. This firm billed $6,480 in audit fees for professional services related to such date and periods. BF Borgers CPA PC was also as our independent auditors for our financial statements as of December 31, 2016 and for the period from July 27, 2016 (inception) to December 31, 2016. This firm billed $4,320 in audit fees for professional services related to such date and periods.

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

Date: May 15, 2019

JUPITER GOLD CORPORATION

FINANCIAL STATEMENTS

52

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of Jupiter Gold Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Jupiter Gold Corporation and its subsidiaries (the "Company") as of December 31, 2018 and 2017, the related consolidated statements of operations and comprehensive loss, stockholders' equity (deficit), and cash flows for the years ended December 31, 2018 and 2017, and for the period from July 27, 2016 (inception) through December 31, 2016, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the years and period then ended, in conformity with accounting principles generally accepted in the United States.

Going Concern Uncertainty

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company's significant operating losses raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/S/ BF Borgers CPA PC

We have served as the Company's auditor since 2016.

Lakewood, Colorado

May 15, 2019

JUPITER GOLD CORPORATION

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2018	2017

ASSETS
Current assets:
Cash and cash equivalents	$1,277	$80,353
Deposits and advances	3,662	4,290
Related party receivables	172,095	119,599
Total current assets	177,034	204,242
Property and equipment, net	98,620	134,315
Intangible assets, net	2,044	2,044
Total assets	$277,698	$340,601

LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
Accounts payable and accrued expenses	$10,454	$15,366
Total current liabilities	10,454	15,366
Total liabilities	10,454	15,366

Commitments and contingencies (Note 5)	-	-

Stockholders' equity (deficit):
Series A preferred stock, $0.001 par value. 1 share issued and outstanding	-	-
Common stock, $0.001 par value. 4,634,599 and 4,429,599 shares issued and outstanding as
of December 31, 2018 and 2017, respectively	4,635	4,430
Additional paid-in capital	1,431,796	1,097,682
Accumulated other comprehensive loss	10,682	1,227
Accumulated deficit	(1,179,869)	(778,104)
Total stockholders' equity (deficit)	267,244	325,235
Total liabilities and stockholders' equity (deficit)	$277,698	$340,601

The accompanying notes are an integral part of the consolidated financial statements.

JUPITER GOLD CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Year Ended December 31,	Year Ended December 31,	From July 27 (Inception) through December 31,
	2018	2017	2016

Revenue	$8,525	$-	$-
Cost of revenue	-	-	-
Gross margin	8,525	-	-
Operating expenses:
Professional fees	11,410	8,053	21,794
General and administrative	194,561	64,645	16,918
Stock based compensation	204,319	363,443	302,002
Total operating expenses	410,290	436,141	340,714
Loss from operations	(401,765)	(436,141)	(340,714)
Other expense (income):
Other expense (income)	-	1,494	14
Total other expense (income)	-	1,494	14
Loss before provision for income taxes	(401,765)	(437,635)	(340,728)
Provision for income taxes	-	-	-
Net loss	$(401,765)	$(437,635)	$(340,728)

Basic and diluted loss per share
Net loss per share	$(0.09)	$(0.11)	$(0.20)

Weighted-average number of common shares outstanding:
Basic and diluted	4,313,048	4,091,266	1,715,847

Comprehensive loss:
Net loss	$(401,765)	$(437,635)	$(340,728)
Foreign currency translation adjustment	9,455	1,486	(259)
Comprehensive loss	(392,310)	(436,149)	(340,987)

The accompanying notes are an integral part of the consolidated financial statements.

 JUPITER GOLD CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

	Series A Preferred Stock		Common Stock		Additional	Accumulated Other		Total Stockholders'
	Shares	Value	Shares	Value	Paid-in Capital	Comprehensive Loss	Accumulated Deficit	Equity (Deficit)

Balance, July 27, 2016	-	$0	0	$0	$0	$0	$0	$0

Issuance of series A preferred stock to officers and/or directors	1	-	-	-	-	-	-	-

Issuance of common stock in connection with sales made
under exchange agreement with a related party	-	-	4,000,000	4,000	-	-	-	4,000

Stock based compensation	-	-	-	-	302,002	-	-	302,002

Adjustment for change in foreign currency translation	-	-	-	-	-	(259)	259	-

Net income (loss)	-	-	-	-	-	-	(340,728)	(340,728)

Balance, December 31, 2016	1	$-	4,000,000	$4,000	$302,002	$(259)	$(340,469)	$(34,726)

Issuance of common stock in connection with sales made
under private offerings	-	-	250,100	250	249,850	-	-	250,100

Issuance of common stock in exchange for consulting, professional
and other services	-	-	3,167	3	3,164	-	-	3,167

Issuance of common stock in connection with property and equipment
acquired from a related party	-	-	176,332	177	179,223	-	-	179,400

Stock based compensation	-	-	-	-	363,443	-	-	363,443

Change in foreign currency translation	-	-	-	-	-	1,486	-	1,486

Net income (loss)	-	-	-	-	-	-	(437,635)	(437,635)

Balance, December 31, 2017	1	$-	4,429,599	$4,430	$1,097,682	$1,227	$(778,104)	$325,235

Issuance of common stock in connection with sales made
under private offerings	-	-	5,000	5	4,995	-	-	5,000

Issuance of common stock in exchange for consulting, professional
and other services	-	-	200,000	200	124,800	-	-	125,000

Stock based compensation	-	-	-	-	204,319	-	-	204,319

Change in foreign currency translation	-	-	-	-	-	9,455	-	9,455

Net income (loss)	-	-	-	-	-	-	(401,765)	(401,765)

Balance, December 31, 2018	1	$-	4,634,599	$4,635	$1,431,796	$10,682	$(1,179,869)	$267,244

The accompanying notes are an integral part of the consolidated financial statements.

  JUPITER GOLD CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,	Year Ended December 31,	From July 27 (Inception) through December 31,
	2018	2017	2016

Cash flows from operating activities of continuing operations:
Net loss	$(401,765)	$(437,635)	$(340,728)
Adjustments to reconcile net loss to cash used in operating activities:
Stock based compensation and payment for services	329,319	365,243	302,002
Depreciation and amortization	17,978	7,736	616
Changes in operating assets and liabilities:
Deposits and advances	-	(4,445)	-
Accounts payable and accrued expenses	(4,167)	4,304	12,509
Related party payables	(24,354)	(101,433)	37,826
Net cash provided by (used in) operating activities	(82,989)	(166,230)	12,225

Cash flows from investing activities:
Acquisition of property and equipment	(803)	(6,552)	(7,109)
Acquisition of intangible assets	-	-	(2,044)
Net cash provided by (used in) investing activities	(803)	(6,552)	(9,153)

Cash flows from financing activities:
Net proceeds from sale of common stock	5,000	250,100	-
Net cash provided by (used in) financing activities	5,000	250,100	-

Effect of exchange rates on cash and cash equivalents	210	507	-
Net increase (decrease) in cash and cash equivalents	(78,582)	77,825	3,072
Cash and cash equivalents at beginning of period	79,859	2,528	-
Cash and cash equivalents at end of period	$1,277	$80,353	$3,072

Supplemental disclosure of cash flow information:
Cash paid for interest	$-	$-	$-
Cash paid for income taxes	$-	$-	$-

Supplemental disclosure of non-cash investing and financing activities:
Acquisition of capital assets in exchange for common stock	$-	$130,594	$-
Shares issued in lieu of cash for accounts payable	$-	$1,367	$-

The accompanying notes are an integral part of the consolidated financial statements.

JUPITER GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION, BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business

On July 27, 2016, Jupiter Gold Corporation ("Jupiter Gold" or the "Company") was incorporated under the laws of the Republic of the Marshall Islands. Concurrently, Brazil Minerals, Inc. ("Brazil Minerals"), a U.S. corporation, exchanged its 99.99% ownership in Mineração Jupiter Ltda ("MJL"), a Brazilian company, for 4,000,000 shares of Jupiter Gold's common stock. Brazil Minerals held an approximate 51.7% interest in the Company as of December 31, 2018. The remaining 0.01% in MJL that was not exchanged is to accommodate regulations in Brazil that require a minimum of two owners in a company. This additional 0.01% ownership interest is held by a director of Jupiter Gold.

The Company is a producer of gold from the modular gold recovery plant that it owns and which is located in a mining concession in Brazil. Additionally, Jupiter Gold owns nine mineral rights for gold and two mineral rights for manganese, all in exploratory phase and located in known mining districts in Brazil.

On December 16, 2016, Jupiter Gold's Registration Statement on Form F-1 was declared effective by the Securities and Exchange Commission ("SEC"). In 2017, Jupiter Gold conducted an initial public offering of its common stock in which $254,000 in gross proceeds were raised at a price of $1.00 per common share. The Company trades on the OTC Pink Market under the symbol JUPGF.

Basis of Presentation

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles ("GAAP") of the United States of America and are expressed in United States dollars. For the years ended December 31, 2018 and 2017 and the period ending December 31, 2016, the consolidated financial statements include the accounts of the Company and its 99.99% owned subsidiary, Mineração Jupiter Ltda.

All material intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Going Concern

The consolidated financial statements have been prepared on a going concern basis which contemplates the realization of assets and the settlement of liabilities in the normal course of business. The Company has limited working capital, has incurred losses since its inception, and has not yet generated material revenues from the sale of its products or services. These factors create substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustment that might be necessary if the Company is unable to continue as a going concern.

The ability of the Company to continue as a going concern is dependent on the Company generating cash from its operations, the sale of its stock and/or obtaining debt financing. During the year ended December 31, 2018, the Company funded operations primarily through the sale of equity securities and to a lessor effect the receipt of proceeds from gold sales. Management's plan to fund its capital requirements and ongoing operations include an increase in cash received from sales of gold and minerals recovered from mining areas that the Company expects will become operational during 2019. Management's secondary plan to cover any shortfall is selling its equity securities and obtaining debt financing. There can be no assurance the Company will be successful in these efforts.

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

As of December 31, 2018, Jupiter Gold did not have any level 2 or 3 assets or liabilities.

Jupiter Gold's financial instruments consist of cash and cash equivalents, accounts payable, and accrued expenses. The carrying amount of these financial instruments approximates fair value due to either length of maturity or interest rates that approximate prevailing market rates unless otherwise disclosed in these consolidated financial statements.

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents to the extent that the funds are not being held for investment purposes. Funds held in Brazilian banks are insured up to 250,000 Brazilian Real (approximately $64,519 based on the December 31, 2018 exchange rate).

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

The diamond and gold processing plant and other machinery are depreciated over an estimated useful life of ten years; vehicles are depreciated over an estimated life of five years; and computer and other office equipment over an estimated useful life of three years.

Mineral Properties

Costs of exploration, carrying and retaining unproven mineral lease properties are expensed as incurred. Mineral property acquisition costs, including licenses and lease payments, are capitalized. Impairment losses are recorded on mineral properties used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. As of December 31, 2018 and 2017, Jupiter Gold did not recognize any impairment losses related to mineral properties held.

JUPITER GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For intangible assets purchased in a business combination, the estimated fair values of the assets received are used to establish their recorded values. For intangible assets acquired in a non-monetary exchange, the estimated fair values of the assets transferred (or the estimated fair values of the assets received, if more clearly evident) are used to establish their recorded values, unless the values of neither the assets received nor the assets transferred are determinable within reasonable limits, in which case the assets received are measured based on the carrying values of the assets transferred. Valuation techniques consistent with the market approach, income approach and/or cost approach are used to measure fair value. Intangible assets consist of mineral rights held by MJL and hold a recorded value of $2,044, the cost of fees paid to the Brazilian national mining department. These rights are held in perpetuity provided the Company remains in compliance with various government regulations and industry requirements.

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

Revenue Recognition

The Company generates revenue from the sale of gold and other minerals excavated from its modular gold recovery plant located in a mining concession in Brazil.

On January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC 606"), using the modified retrospective method applied to those contracts which were not completed as of January 1, 2018. Results for reporting periods beginning after January 1, 2018 are presented under ASC 606, while prior period amounts are not adjusted and continue to be reported in accordance with our historic accounting under ASC 605. As of December 31, 2018, the consolidated financial statements were not materially impacted as a result of the application of Topic 606 compared to Topic 605.

The Company recognizes revenue under ASC 606, Revenue from Contracts with Customers. The core principle of the new revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

•	Step 1: Identify the contract with the customer

•	Step 2: Identify the performance obligations in the contract

•	Step 3: Determine the transaction price

•	Step 4: Allocate the transaction price to the performance obligations in the contract

•	Step 5: Recognize revenue when the company satisfies a performance obligation

In order to identify the performance obligations in a contract with a customer, a company must assess the promised goods or services in the contract and identify each promised good or service that is distinct. A performance obligation meets ASC 606's definition of a "distinct" good or service (or bundle of goods or services) if both of the following criteria are met:

•	The customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer

•	The entity's promise to transfer the good or service to the customer is separately identifiable from other promises in the contract

JUPITER GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

If a good or service is not distinct, the good or service is combined with other promised goods or services until a bundle of goods or services is identified that is distinct.

The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer. The consideration promised in a contract with a customer may include fixed amounts, variable amounts, or both. When determining the transaction price, an entity must consider the effects of all of the following:

•	Variable consideration

•	Constraining estimates of variable consideration

•	The existence of a significant financing component in the contract

•	Noncash consideration

•	Consideration payable to a customer

Variable consideration is included in the transaction price only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

The transaction price is allocated to each performance obligation on a relative standalone selling price basis.

The transaction price allocated to each performance obligation is recognized when that performance obligation is satisfied, at a point in time or over time as appropriate.

Stock-Based Compensation

The Company records stock-based compensation in accordance with ASC Topic 718, Compensation - Stock Compensation. ASC 718 requires companies to measure compensation cost for stock-based employee compensation at fair value at the grant date and recognize the expense over the employee's requisite service period. Under ASC 718, volatility is based on the historical volatility of our stock or the expected volatility of the stock of similar companies. The expected life assumption is primarily based on historical exercise patterns and employee post-vesting termination behavior. The risk-free interest rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

The Company utilizes the Black-Scholes option-pricing model, which was developed for use in estimating the fair value of options. Option-pricing models require the input of highly complex and subjective variables including the expected life of options granted and the expected volatility of our stock price over a period equal to or greater than the expected life of the options. Because changes in the subjective assumptions can materially affect the estimated value of our employee stock options, it is management's opinion that the Black-Scholes option-pricing model may not provide an accurate measure of the fair value of our employee stock options. Although the fair value of employee stock options is determined in accordance with ASC Topic 718 using an option-pricing model, that value may not be indicative of the fair value observed in a willing buyer/willing seller market transaction.

Foreign Currency

Jupiter Gold's subsidiary, MJL, uses its local currency as its functional currency. Resulting translation gains or losses are recognized as a component of accumulated other comprehensive income. Transaction gains or losses related to balances denominated in a currency other than the functional currency are recognized in the consolidated statements of operations.

JUPITER GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Basic Earnings (Loss) Per Share

The Company computes loss per share in accordance with ASC Topic 260, Earnings per Share, which requires presentation of both basic and diluted earnings per share on the face of the statement of operations. Basic loss per share is computed by dividing net loss available to common shareholders by the weighted average number of outstanding common shares during the period. Diluted loss per share gives effect to all dilutive potential common shares outstanding during the period. As of December 31, 2018, the Company's potentially dilutive securities relate to common stock issuable in connection with options. Diluted EPS excludes all dilutive potential shares if their effect is anti-dilutive.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842)” (“ASC 842”) that amends the accounting guidance on leases for both lessees and lessors. The new standard establishes a right-of-use (“ROU”) model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The FASB also subsequently issued amendments to the standard, including providing an additional and optional transition method to adopt the new standard, described below, as well as certain practical expedients related to land easements and lessor accounting. The amendments in this accounting standard update are effective for the Company on January 1, 2019, with early adoption permitted. The Company will adopt this accounting standard update effective January 1, 2019.

The accounting standard update originally required the use of a modified retrospective approach reflecting the application of the standard to leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements with the option to elect certain practical expedients. A subsequent amendment to the standard provides an additional and optional transition method that allows entities to initially apply the new leases standard at the adoption date and recognize a cumulative effect adjustment to the opening balance of retained earnings in the period of adoption. Consequently, an entity’s reporting for the comparative periods presented in the financial statements in which it adopts the new leases standard will continue to be in accordance with ASC Topic 840 if the optional transition method is elected. The Company plans to adopt the standard using the optional transition method with no restatement of comparative periods and a cumulative effect adjustment, if any, recognized as of the date of adoption. The Company does not expect that this standard to have a material effect on its consolidated financial statements due to the recognition of new ROU assets and lease liabilities for lessee activities.

As part of the implementation process, the Company assessed its lease arrangements and evaluated practical expedient and accounting policy elections to meet the reporting requirements of this standard. The Company has also evaluated the changes in controls and processes that are necessary to implement the new standard, and no material changes were required. The new standard provides a number of optional practical expedients in transition. The Company expects to elect the ‘package of practical expedients’ which permits us not to reassess under the new standard the prior conclusions about lease identification, lease classification, and initial direct costs. The Company does not expect to elect the use-of-hindsight or the practical expedient pertaining to land easements; the latter not being applicable to the Company. Consequently, on adoption, the Company expects to recognize additional operating liabilities ranging from $22,000 to $43,000, with corresponding ROU assets of approximately the same amount based on the present value of the remaining minimum rental payments under current leasing standards for existing operating leases.

The new standard also provides practical expedients for an entity’s ongoing accounting. The Company currently expects to elect the short-term lease recognition exemption for all leases that qualify. As a result, for those leases that qualify, the Company will not recognize ROU assets or lease liabilities, including for existing short-term leases of those assets in transition. The Company also currently expects to elect the practical expedient to not separate lease and non-lease components for the majority of its leases as both lessee and lessor.

JUPITER GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In June 2018, the FASB issued ASU 2018-07, Compensation - Stock Compensation (Topic 718) which simplifies certain aspects of the accounting for nonemployee share-based payment transactions resulting from expanding the scope of Topic 718, Compensation - Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. Certain areas of the simplification apply only to nonpublic entities. The amendments specify that Topic 718 applies to all share-based payment transactions in which a grantor acquires goods or services to be used or consumed in a grantor's own operations by issuing share-based payment awards. The amendments also clarify that Topic 718 does not apply to share-based payments used to effectively provide (1) financing to the issuer or (2) awards granted in conjunction with selling goods or services to customers as part of a contract accounted for under Topic 606, Revenue from Contracts with Customers. The amendments of the ASU are effective for public business entities for fiscal years beginning after December 15, 2018, including interim periods within that fiscal year. Early adoption is permitted. We are currently evaluating the impact of the adoption of this standard on our consolidated financial statements.

We have reviewed other recent accounting pronouncements issued to the date of the issuance of these consolidated financial statements, and we do not believe any of these pronouncements will have a material impact on the Company.

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

NOTE 3 – COMPOSITION OF CERTAIN FINANCIAL STATEMENT ITEMS

Property and Equipment, Net

The following table sets forth the components of the Company's property and equipment at December 31, 2018 and December 31, 2017:

	December 31, 2018				December 31, 2017
	Cost	Accumulated Depreciation		Net Book Value	Cost	Accumulated Depreciation		Net Book Value

Computers and office equipment	$803	$	(–)	$803	$–	$	(–)	$–
Machinery and equipment	145,287		(54,860)	90,427	170,180		(47,241)	122,939
Vehicles	11,614		(4,224)	7,390	13,603		(2,227)	11,376
Total fixed assets	$157,704		$(59,084)	$98,620	$183,783		$(49,468)	$134,315

For the years ended December 31, 2018 and 2017, the Company recorded depreciation expense of $17,978 and $7,736, respectively. For the period ended December 31, 2016, the Company recorded depreciation expense of $616.

Related Party Receivables

As of December 31, 2018, related party receivables totaled $172,095. This amount was comprised of the following components, (i) $78,242 is owed from a Brazil Minerals subsidiary to MJL for expenses paid on behalf of such subsidiary and (ii) $93,853 is owed from Brazil Minerals for short term loans made and expenses paid by Jupiter Gold and MJL.

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

JUPITER GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – STOCKHOLDERS' DEFICIT

Issued and Authorized

As of December 31, 2018, Jupiter Gold had 4,634,599 shares of its common stock and 1 share of its preferred stock issued and outstanding. As of December 31, 2018, Jupiter Gold had 40 million common shares and 10 million preferred shares authorized.

Common Stock

During the year ended December 31, 2018, Jupiter Gold issued and sold 5,000 shares of common stock for cash proceeds of $5,000. Additionally, the Company issued 200,000 shares of its common stock in exchange for fees and services totaling $125,000, or an average price of $0.63 per share which approximated fair market value.

During the year ended December 31, 2017, Jupiter Gold issued and sold 250,100 shares of common stock for cash proceeds of $250,100.

On September 29, 2017, Jupiter Gold agreed to issue 176,332 shares of common stock on behalf of MJL to purchase various capital assets valued at approximately $175,000 (or 554,000 Brazilian Reais) from BMIX Participações Ltda., a related party.

On September 29, 2017, Jupiter Gold agreed to issue 176,332 shares of common stock on behalf of MJL to purchase various capital assets valued at approximately $175,000 (or 554,000 Brazilian Reais) from BMIX Participações Ltda., a related party.

On September 18, 2017, the Company issued 1,367 shares of common stock with a fair value of $1,367 in satisfaction of certain accounts payable and 1,800 shares of common stock with a fair value of $1,800 to consultants and other professionals in lieu of cash payments.

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

Options

During the year ended December 31, 2018, the Company granted to directors as contractual compensation options to purchase an aggregate of 365,000 shares of its common stock. The options were valued at $204,319 in total. The options were valued using the Black-Scholes option pricing model with the following average assumptions: our stock price on date of grant ($1.00 to $1.13), the strike price $1.00), expected dividend yield of 0%, historical volatility of 63.08%, risk-free interest rate of 2.25% to 2.94%, and an expected term of five years.

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

During the period ended December 31, 2016, the Company granted to directors as contractual compensation options to purchase an aggregate of 610,000 shares of its common stock. The options were valued at $302,002 in total. The options were valued using the Black-Scholes option pricing model with the following average assumptions: our stock price on date of grant ($1.00), the strike price ($1.25 or $1.00 according to the specific issuance), expected dividend yield of 0%, historical volatility of 63.08%, risk-free interest rate of 1.93%, and an expected term of five years.

With the untimely death of director Paul Durand on December 18, 2017, the 110,000 options awarded to him were forfeited effective as of December 31, 2017.

JUPITER GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following table reflects all outstanding and exercisable options at December 31, 2018. All stock options are exercisable for a period of five years from the date of issuance.

	Number of Options Outstanding	Weighted Average Exercise Price	Remaining Contractual Life (Years)
Balance, December 31, 2016	610,000	$1.23	4.88
Issued	670,000	1.00	4.59
Exercised	(–)	–	–
Forfeited	(110,000)	1.16	–
Balance, December 31, 2017	1,170,000	$1.10	4.27
Issued	365,000	1.00	4.46
Exercised	(–)	–	–
Forfeited	(–)	–	–
Balance, December 31, 2018	1,535,000	$1.10	3.55

The remaining contractual life of the options outstanding as of December 31, 2018 ranges from 2.67 to 4.92 years.

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

Monthly Honorarium

MJL pays as honorarium to its administrator, Jupiter Gold's Chief Executive Officer, the minimum monthly salary as set annually by the Brazilian government. The minimum monthly salary was approximately $246 (or 954 Brazilian Reais) during 2018, $283 (or 937 Brazilian Reais) during 2017, and $270 (or 880 Brazilian Reais) during 2016.

NOTE 6 - SUBSEQUENT EVENTS

In accordance with FASB ASC 855-10 Subsequent Events, the Company has analyzed its operations subsequent to December 31, 2018 to the date these consolidated financial statements were issued, and has determined that it does not have any material subsequent events to disclose in these consolidated financial statements.

