Form 20-F
period 2019-12-31
Jupiter Gold Corp
filed 2020-04-30
CIK 1684688

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

There were 5,348,757 shares outstanding on April 27, 2020.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes ☒ No

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

☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

☐ Large accelerated filer	☐ Accelerated filer	☒ Non-accelerated filer
☒ Emerging growth company

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.

Indicate by check which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP	☒	International Financial Reporting Standards as issued by the International Accounting Standards Board	☐	Other	☐

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17    ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes  ☒ No

Financial Statements	F-1

Signature Page	42

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

Item 2. Offer Statistics and Expected Timetable.

Not applicable.

Item 3. Key Information.

Item 3.A. Selected Financial Data.

The following selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in these statements. The selected consolidated financial data presented below are derived from our audited consolidated financial statements as of December 31, 2019, and for the year from January 1, 2019 to December 31, 2019, which are prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Except as may be otherwise indicated, all dollar amounts are stated in U.S. dollars, the Registrant's reporting currency.  The following table sets out the exchange rates, based on the data from the website of Brazil’s “Banco Central” (an equivalent to the U.S. Federal Reserve), for the conversion of the Brazilian real (R$) currency into the United States dollar (US$), for the period from January 1, 2019 to December 31, 2019.  The average exchange rates are based on the average of the daily closing exchange rates during such periods:

	Average	High	Low	Close

Fiscal Year Ended 12/31/2019	$3.9628	$4.2602	$3.6519	$4.0307

The exchange rate on April 27, 2020 was $5.6358 Brazilian reais per one U.S. dollar.

Item 3.B. Capitalization and Indebtedness.

As of April 27, 2020, we had issued 5,348,757 shares of Common Stock and 1 share of a Series A Preferred Stock.

As of December 31, 2019, we had current liabilities of $17,618 all of which was unsecured and attributable to non-related parties. We had no long-term liabilities.

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

Global Risks

While for the most part we have been to continue our operations during the coronavirus pandemic, there can be no assurance that a significant worsening

Risks Related to Operating in Brazil

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

The coronavirus pandemic may affect us more severely

While for the most part we have been to continue our planned pursuits during the coronavirus pandemic, a worsening of such situation in Brazil may lead to significant delays in some or all of our timelines.

Risks Related to Our Common Stock

There is currently a very limited trading market for our Common Stock.

Our Common Stock trades on Pink Open Market, a platform of OTC Markets, and as of now it has low liquidity. A possible reason for this includes the fact that only a small percentage of our Common Stock is available to be traded and is held by a small number of holders. Another possible reason may be related to the fact that we are a new company and therefore the demand for our shares is limited by the lack of knowledge about us. We believe that liquidity will be dependent, among other things, on the perception of our business, alongside with steps that we may take to raise investor awareness, including press releases, road shows, and conferences. There can be no assurance as to when an increase in liquidity will occur.

The price and liquidity of our Common Stock may be affected by many reasons, some beyond our control.

The price and liquidity of our Common Stock may be affected by a variety of factors and events outside of our control, some, but not all, of which are listed below:

•	overall market conditions;
•	changes in the market valuations of other similar or comparable companies;
•	announcements by competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;
•	the absence of consistent administrative supervision of "bid" and "ask" quotations;
•	adoption of new accounting standards;
•	changes in estimates and recommendations by advisors and analysts; and
•	changes in gold prices.

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

Our operating results may fluctuate significantly from period to period, due to a number of factors. These factors include, but are not limited to:

•	the global price for gold;
•	costs related to our operations;
•	the Brazilian real – U.S. dollar exchange rate;
•	extreme weather periods;
•	delays in licensing of mines or mineral properties;
•	departures of key personnel;
•	research results related to any of their projects and mineral rights;
•	new mining, environmental, and/or tax regulations in Brazil; and
•	fluctuations in economic, political, and market conditions.

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

Although several of our projects are known to have gold, as determined by our own research exploration studies, none of these studies were carried out in a manner as to allow the measurement of “reserves” under the SEC’s definition of such term. Lack of “reserves” may lead to lesser desirability from investors and potential partners.

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

Mr. Fogassa, our Chairman and Chief Executive Officer, is also Chairman and Chief Executive Officer of Brazil Minerals, Inc. (“Brazil Minerals”), our largest shareholder. Potential conflicts of interest may occur between us and Brazil Minerals as related to allocation of opportunities and of Mr. Fogassa's working time, among others. As a practical manner to diminish or eliminate such potential conflicts of interests between these two companies, the Board of Directors of each company has a different composition. In board votes that involve a potential conflict of interest, Mr. Fogassa recuses himself, and let the disinterested directors decide.

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

Item 4. Information on the Company.

Item 4.A. History and Development of the Company.

Date of Incorporation, Legal Form, Domicile, & Business Summary

We were incorporated under the laws of the Republic of the Marshall Islands on July 27, 2016, and has been in continuous, active operations since that date. Our common stock symbol is JUPGF and we are currently listed in Pink Open Market, a platform of OTC Markets.

We are focused on gold properties in Brazil, a well-regarded jurisdiction that we know well and one that presents attractive opportunities. We plan to mine properties that lend themselves to year-round, simple open-sky operations to enable steady profitability on gold retrieval. In other situations, we will prefer to partner and collect royalties while another entity operates the project. Our main goal is to become a profitable company as soon as possible.

We have no issued debt, except for operational payables. We have been primarily funded to date by sales of our common stock. We are prohibited from issuing variable-rate convertible debt by our Bylaws.

Sector Outlook

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

We will remain an "emerging growth company" for up to five years, although we would cease to be an "emerging growth company" prior to such time if we have more than $1,070,000,000 in annual revenue, more than $700,000,000 in market value of our common stock is held by non-affiliates, or we issue more than $1,000,000,000 of non-convertible debt over a three-year period.

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

Operational Overview

During the year 2019, Jupiter Gold strengthened considerably its portfolio of gold mineral rights in both quality and size Brazil:

•

Alpha Project:

i) we acquired a substantial volume of data pertaining to prior detailed geological drilling, trenching, and mineralogical and bulk sampling, among other studies; this data includes a detailed research report filed by the prior owner with the Brazilian mining authorities which reported two tons of gold (approximately 64,000 ounces) with an average of 1.54 g/t of gold in the area studied.

ii) we also acquired other mineral rights in the vicinity of the original area and thus increased the size of this project by over 500%, from 4,653 acres to 28,167 acres in the state of Minas Gerais.

•	Alta Floresta Project: we added this project with 24,610 acres in a well-known gold mining district of the state of Mato Grosso
•	Cavalcante Project: we added this project with 3,068 acres in a high potential area of the state of Goiás.

Alpha Project

•	Our Alpha Project is located approximately 100 miles east of Belo Horizonte, capital of the state of Minas Gerais in Brazil. The area has excellent infrastructure (roads, power, labor availability).
•

Only ~2% of the total area of our Alpha Project has been researched in detail by a prior owner, and only its saprolite and colluvial layers, and 64,000 oz. of gold (cutoff = 0.8 g/t) was reported in the detailed technical report filed with the Brazilian mining department.

•	Our technical team believes that there is potential to increase our gold mineralization in the Alpha Project for multiple reasons:
o	Expansion of the surface study areas;
o	Drilling in rock directly underneath the saprolite and colluvial layers with known gold mineralization to characterize primary gold deposits;
o	The price of gold at $1,500-1,600/oz. now (vs. $250-300/oz. then) allows for a lower cutoff for profitable recovery.

•	In the map below, produced by CPRM (Brazil’s Geological Service), our initial mineral right in the Alpha Project is outlined in yellow; later we added the additional mineral rights outlined in red.

•	Summary translation of the legend (part of the CPRM map shown above and in Portuguese):
o	Yellow: gold mine (inactive)
o	Blue: gold deposit
o	Green: gold occurrence
o	Orange: gold indication

•	Our Alpha Project is located within a geological formation known as the “Supergrupo Rio das Velhas”, where some of the largest gold mines in Brazil have existed. In the map below, also produced by CPRM, the Alpha Project is outlined in the yellow rectangle; multiple gold and iron mines in this geological formation are indicated by red dots.

•	We confirmed by geological exploration 58 deep shafts (up to 70-ft deep) built by the prior owner of one of the areas in the Alpha Project, as can be seen in the map below.

•	Our field geology team descended on 2 of the 58 deep shafts and collected samples at 1-meter interval in each, for a total of 37 samples; photos of the shafts and walls of the shafts are below.

•	36 of the 37 samples had gold verified by fire assay (FA505) at SGS-Geosol, an analytical laboratory used by the global mining companies in Brazil.

•	The results obtained included a 16 g/t gold intersect, and a band of 4-meter width with average 5.1 g/t of gold mineralization.

•	In January 2020, we retained GE21 Consultoria Mineral Ltda. (“GE21”) to work towards an independent technical report to validate the scope of the Alpha Project. GE21 is a premier analytical firm used by major gold companies operating in Brazil, and has counted as its clients, among others, Yamana Gold and AngloGold Ashanti. Mario Conrado Reinhardt, Co-Founder and Master Geologist at GE21, is an independent Qualified Person (“QP”) for our Alpha Project. Mr. Reinhardt has more than 38 years of geological and mining related experience ranging from exploration to mining operation with special expertise for gold. He is a Member of the Australian Institute of Geoscientists (CP 3707). During the last ten years, Mr. Reinhardt has written several NI43-101 and JORC technical reports and resource certifications for a variety of gold projects as well as projects in other minerals such as iron, manganese, copper, nickel, and phosphate. Below is a photograph of the GE21 team while visiting our Alpha Project.

•

In late February, 2020, we pre-analyzed, negotiated and then purchased a large trove of data from a local geologist which had been affiliated with a prior owner of one of the mineral rights which are now part of the Alpha Project.

•

In March 2020, this purchased data was thoroughly analyzed, and it has allowed us a greater understanding of the potential of the Alpha Project The information retrieved from this data has allowed us to save on substantial costs and several months of exploratory work.

•	In April 2020, we have begun and are currently pursuing a second phase of field exploratory work in the Alpha Project aiming at gathering the remaining data for an initial independent technical report by mid-year.

Our Projects

Our projects are summarized in the following map and table.

Jupiter Gold Project Name	Minerals	Location (state in Brazil)	Total Area (acres)	Status
Alpha	Gold	Minas Gerais	28,167	Research Exploration
Brotas	Gold, Palladium, Platinum	Bahia	9,578	Research Exploration
Paracatu	Gold	Minas Gerais	733	Research Exploration
Apuí	Gold	Amazonas	69,330	Research Exploration
Serrita	Gold	Pernambuco	13,731	Research Exploration
Crixás	Gold	Goiás	3,068	Research Exploration
Cavalcante	Gold	Goiás	4,771	Research Exploration
Alta Floresta	Gold	Mato Grosso	24,610	Research Planning
Diamantina	Iron, Manganese	Minas Gerais	233	Research Exploration

Note 1: None of our projects currently has “reserves” in accordance with the definition of such term by the Securities and Exchange Commission (the “SEC”). Our Alpha Project has gold reserves as per the definition of such term under Brazilian mining department guidelines.

Note 2: Below, ANM is the acronym for “Agência Nacional de Mineração”, the Brazilian mining department.

Capital Equipment

We built and own a modular gold processing and recovery plant (see photo below); its capacity can be easily increased. This plant uses high speed centrifugation as the primary method of gold separation. Its applicable for gold in saprolite and colluvial layers, as seen for instance in the more superficial layers in the Alpha Project.

The use of centrifugal concentrators for free gold recovery from alluvial ore has been a common practice in the mining industry for decades. This method uses the difference in intrinsic densities for separation; whereas the native gold density is 19.0 g/cm³, and the density of silica, the main component of the waste, is approximately 2.6 g/cm³. This equipment has several advantages over other processes, such as:

•	No use of chemicals (such as cyanide and mercury)
•	Low maintenance and low energy consumption
•	Recovery of gold in a wide particle size range
•	Simple installation and operation, with excellent mobility

An example of a gold bar obtained from the processing of material in our plant is below.

Details on Projects

Alpha Project

Mineral:	Gold
Location:	State of Minas Gerais, Brazil
Area:	28,167 acres
Status:	Active research exploration in one of the mineral rights of this project. Awaiting formal authorization from ANM for research exploration to begin on other mineral rights in this project.

Highlights:

•	Located ~100 miles east of Belo Horizonte, capital of Minas Gerais; excellent infrastructure (roads, power, availability of local labor)
•	Only ~2% of the total area was researched in detail ~ 15 years ago by a prior owner, primarily saprolite and colluvial layers
•

64,000 oz. of gold (cutoff = 0.8 g/t) was reported in their technical report filed with the Brazilian mining department (note: not “reserves” in accordance with the definition of such term by the “SEC”)

•	Our own geochemical work in two deep shafts identified a gold intersection at 16 g/t, and width of up to 4m above 5 g/t
•	There exists potential to increase mineralized gold potential in multiple ways, including:

•	expanding study areas (only ~2% of the area of the Alpha Project was researched);
•	drilling in rock underneath saprolite layer to characterize and model primary deposit
•	gold is at $1,700/oz now (vs. $250-300/oz. when prior studies done) allows lower cutoff;

Map:

Brotas Project

Mineral:	Gold, Palladium, Platinum
Location:	State of Bahia, Brazil
Area:	9,578 acres
Status:	Active research exploration in a mineral right of this project with a deadline of 07/30/2022 for submission of its initial research report to ANM. Awaiting formal authorization from ANM for research exploration to begin on the other mineral right of this project.

Highlights:

•	Our Brotas Project is located in the state of Bahia, where large gold mines have existed for centuries (eg, Jacobina now owned by Yamana Gold)

•	Brotas presents a geological setting associated with historical gold artisanal mining (one of the best indicators) as well as multiple gold deposits and occurrences described in geological studies performed by CPRM (Brazil’s Geological Survey)

•	Our initial geochemical sampling from trend samples showed 71 g/t of gold; the gold in Brotas appears to be of an orogenic type

Map:

Paracatu Project

Mineral:	Gold
Location:	State of Minas Gerais, Brazil
Area:	733 acres
Status:	Active research exploration in the mineral right of this project.

Highlights:

•	Our Paracatu Project is located within Paracatu, a municipality well-known for gold for over two centuries; excellent infrastructure (roads, power, technical labor)
•

Our Paracatu Project is located 4 miles from the largest gold mine in Brazil, Morro do Ouro (Gold Hill), an open-sky mine within an ore body of 16,000,000 ounces of gold and annual production of ~600,000 ounces, owned and operated by Kinross Gold

•	We conducted an initial drilling campaign in 2018 and 18 of 23 drill holes were positive for gold
•	We have obtained a Guia de Utilizacao (initial commercial license) from the mining department

Map:

Apuí Project

Mineral:	Gold
Location:	State of Amazonas, Brazil
Area:	69,330 acres
Status:

Active research exploration in a mineral right of this project, with a deadline of 08/30/2021 for submission of its initial research report to ANM. Awaiting formal authorization from ANM for research exploration to begin on other mineral rights of this project.

Highlights:

•	Our Apuí Project is located in a new gold frontier; multiple new large (> 1M oz.) primary deposits in this region of Brazil have been found
•	Areas with verified gold mineralization in this region of Brazil have fetched prices between US$15M-$160M in disclosed transactions involving public companies

Map:

Serrita Project

Mineral:	Gold, Copper, Nickel
Location:	State of Pernambuco, Brazil
Area:	13,731 acres
Status:	Active research exploration in the mineral rights of this project, with a deadline of 12/06/2022 for submission of initial research reports to ANM.

Highlights:

•

Our Serrita Project is located in the Serrita gold district, part of the Borborema Neoproterozoic Orogenic Belt, an area known to host narrow high-grade gold mineralized quartz veins from geological research performed by CPRM (Brazil’s Geological Survey)

•	There are intrusive related gold deposits on the Serrita Granite Suite, and gold mineralization potential is associated with an ephithermal model or copper-gold porphyry model in the Serrita Granite Suite

Map:

Crixás Project

Mineral:	Gold
Location:	State of Goiás, Brazil
Area:	13,731 acres
Status:	Active research exploration in one of the mineral rights of this project.

Highlights:

•	Our Crixás Project is located in Crixás, a municipality well-known for gold for over two centuries; excellent infrastructure (roads, power, technical labor)
•	It is located 11 miles from 4 active open-sky gold mines owned and operated by AngloGold Ashanti (NYSE: AU) within an ore body with 9,000,000 ounces of gold and annual production of ~130,000 ounces
•	We conducted an exploratory campaign in 2019:

•	Gold mineralization was found to be associated with alluvial sediments of “Rio Vermelho”; gold was identified and recovered using gravitational methods
•	Low-cost secondary gold extraction appears feasible

Map:

Cavalcante Project

Mineral:	Gold
Location:	State of Goiás, Brazil

Area:	4,771 acres
Status:	Active research exploration in the mineral right of this project, with a deadline of 09/24/2022 for submission of its initial research report to ANM.

Highlights:

•	Our Cavalcante Project presents potential for a gold placer deposit
•	Cavalcante is delimited within the red lines in the map which comes from Brazil’s CPRM (Brazil’s Geological Survey), indicating evidence of gold within our project area

Map:

Alta Floresta Project

Mineral:	Gold
Location:	State of Mato Grosso, Brazil
Area:	24,610 acres
Status:	Awaiting formal authorization from ANM for research exploration to begin on the mineral rights of this project.

Highlights:

•	Our Alta Floresta Project is located within a new district with many recent discoveries for gold and copper; excellent infrastructure (roads, power, technical labor)
•	In geological maps from CPRM (Brazil’s Geological Survey), a number of documented gold occurrences were found in the vicinity of Alta Floresta, with good probability of continuity

Map:

Diamantina Project

Minerals:	Iron, Manganese
Location:	State of Minas Gerais, Brazil
Area:	233 acres
Status:	Active research exploration in the mineral right of this project, with a deadline of 05/03/2020 for submission of its initial research report to ANM (note: because of covid-19 all deadlines to ANM are currently suspended).

Map:

Results of Operations

Fiscal Year Ended December 31, 2019 Compared to Fiscal Year Ended December 31, 2018

We did not record any revenue during the year ended December 31, 2019, compared to revenue of $8,525 during the year ended December 31, 2018. Our prior year revenues were realized through the sale of a gold bar generated from our exploratory mining efforts. We expect revenues to increase in future periods as we increase our mining operations; however, can offer no assurances that we will be successful in efforts.

Our operating expenses are comprised primarily of stock-based compensation, general administrative expenses, and to lesser extent professional fees and other compensation related costs. Operating expenses totaled $287,984 for the year ended December 31, 2019, compared to operating expenses of $410,290 during the year ended December 31, 2018. The decrease in operating expenses of 29.8% is explained primarily by lower general and administrative expenses and stock-based compensation costs related to stock options granted.

We incurred a net loss of $312,328 for the year ended December 31, 2019, representing a decrease of $89,437, or 22.3%, compared to a net loss of $401,765 incurred during the year ended December 31, 2018.

Net cash used in operating activities was $72,518 for the year ended December 31, 2019, compared to net cash used in operating activities of $82,989 during the year ended December 31, 2018. Net cash used in investing activities was $20,254 for the year ended December 31, 2019, compared to $803 during the year ended December 31, 2018. Net cash provided by financing activities was $150,000 for the year ended December 31, 2019, compared to $5,000 during the year ended December 31, 2018.

Fiscal Year Ended December 31, 2018 Compared to Fiscal Year Ended December 31, 2017

Revenue totaled $8,525 for the year ended December 31, 2018, compared to no revenue recorded during the year ended December 31, 2017. Our revenues were realized through the sale of a gold bar generated from our exploratory mining efforts.

Operating expenses totaled $410,290 for the year ended December 31, 2018, compared to operating expenses of $436,141 during the year ended December 31, 2017. The decrease in operating expenses of 5.9% is explained primarily by lower stock-based compensation costs related to stock options granted, offset by an increase in general and administrative expenses.

We incurred a net loss of $401,765 for the year ended December 31, 2018, representing a decrease of $35,870, or 8.2%, compared to a net loss of $437,635 incurred during the year ended December 31, 2017.

Net cash used in operating activities was $82,989 for the year ended December 31, 2018, compared to net cash used in operating activities of $166,230 during the year ended December 31, 2017. Net cash used in investing activities was $803 for the year ended December 31, 2018, compared to $6,552 during the year ended December 31, 2017. Net cash provided by financing activities was $5,000 for the year ended December 31, 2018, compared to $250,100 during the year ended December 31, 2017.

Liquidity and Capital Resources

As of December 31, 2019, we had total current assets of $156,772 and total current liabilities of $17,618 for a current ratio of 8.9 to one and working capital of $139,154. By comparison, we had total current assets of $177,034 and total current liabilities of $10,454 for a current ratio of 16.9 to one and working capital of $166,580 at December 31, 2018.

For both the years ended December 31, 2019 and 2018, our primary source of liquidity was derived from the sale of our common stock. We expect that our primary source of liquidity will continue to be generated from the sale of our common stock, as well as increased revenues generated from the operation of our modular plant.

Item 5.C. R&D, Patents and Licenses

None, except mineral rights described above.

Item 5.E. Off-Balance Sheet Arrangements

None.

Item 5F. Tabular Disclosure of Contractual Obligations.

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2019, due on demand:

Payable To	Description	Amount
Marc Fogassa	Honorarium	$5,120

Various third-parties	Professional fees and other general obligations	$12,498

Item 6. Directors, Senior Management and Employees.

Item 6.A. Directors and Senior Management.

Our officers and directors as of April 27, 2020 were as follows:

Name	Age	Position

Marc Fogassa	53	Chairman of the Board of Directors, Chief Executive Officer, and Chief Financial Officer
Joel de Paiva Monteiro, Esq.	35	Director and Vice-President
Areli Nogueira da Silva Júnior	40	Director and Secretary

Executive officers are appointed by and serve at the pleasure of our Board of Directors. A biography of each director and officer follows.

Marc Fogassa is our Founder and has been our Chairman and Chief Executive Officer since July 2016. He has over 21 years of investment experience in venture capital, and private and public equity investing, and has served on boards of directors of multiple private companies. Mr. Fogassa has worked at Goldman Sachs & Co. (1997), Atlas Venture (1998-2000), and Axiom Ventures (2000-2005). He also worked as investment manager with Hedgefort Capital Management LLC from May 2005 to June 2012, and as an investment banker from November 2011 to January 2014 with Hunter Wise Financial Group, LLC. He has been Chairman and CEO of Brazil Minerals, Inc., a publicly-traded company and our largest shareholder, since December 2012. Mr. Fogassa has been invited numerous times to speak about investment issues, particularly as related to Brazil. Mr. Fogassa double majored at the Massachusetts Institute of Technology (M.I.T.), graduating with two Bachelor of Science degrees in 1990. He later graduated from the Harvard Medical School with a Doctor of Medicine degree in 1995, and also from the Harvard Business School with a Master in Business Administration degree in 1999. Mr. Fogassa was born in Brazil and is fluent in Portuguese and English.

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

Areli Nogueira da Silva Júnior is the Founder and Chief Technical Officer of MineXplore, a consultancy focused on mineral rights in Brazil. He is also a consultant geologist with GeoEspinhaço, a firm that undertakes geological studies in a variety of minerals across Brazil. Mr. da Silva Júnior has been a faculty member in two colleges teaching geology-related courses. Previously, he worked at Departamento Nacional de Produção Mineral (the Brazilian mining department) and before that as a geologist at Usimimas Mineração. Mr. da Silva Júnior has a Master of Geology degree from the Federal University of Rio de Janeiro, and an undergraduate degree in Geological Engineering from the School of Mines of the Federal University of Ouro Preto, a premier and the oldest mining-focused college in Brazil.

There are no family relationships between or among any of the persons listed above.

Item 6.B. Compensation.

As of December 31, 2019, Marc Fogassa has not been paid any cash compensation for his service as chief executive officer and director. As of December 31, 2019, the other two directors receive together monthly cash compensation amounting to an aggregate of 2,000 Brazilian real (approximately $496 at the then current exchange rate).

We adopted an incentive plan (the "2016 Incentive Plan") to compensate employees, directors, and consultants, and allow it to acquire and retain human talent. The 2016 Incentive Plan is hereby incorporated by reference to Exhibit 10.7 in our Registration Statement on Form F-1 (Registration No. 333-214872) filed with the Securities and Exchange Commission on December 1, 2016 (the "F-1").

Marc Fogassa, our Chief Executive Officer, Chief Financial Officer, and Principal Accounting Officer has entered into a six-month employment agreement with us commencing September 1, 2016, which has been extended to date. Under the agreement, Mr. Fogassa shall receive no cash compensation, and is remunerated monthly with five-year options to purchase 25,000 shares of our common stock at $1.00 per share. Under the agreement, Mr. Fogassa received five-year options to purchase 100,000 shares of our common stock at $1.25 per share when a draft of the Registration Statement on F-1 was filed with the Commission on September 30, 2016. Additionally, he received options to purchase 250,000 shares of our common stock at $1.25 per share when the Registration Statement on Form F-1 became effective. On October 30, 2017, our Board of Directors voted to award Mr. Fogassa five-year options to purchase 250,000 shares of our common stock at $1.00 per share for his work on our initial public offering. Mr. Fogassa has also entered into a director and chairmanship agreement with us commencing September 1, 2016. Under the agreement, he receives no cash compensation and is remunerated monthly with options to purchase 5,000 shares of our common stock at the fair market value per share. The employment and director and chairmanship agreements are hereby incorporated by reference to Exhibits 10.8 and 10.11, respectively, in our F-1.

Board members will be reimbursed for reasonable travel expenses associated with attending any meetings of the Board of Directors or committees of the Board of Directors.

Item 6.C. Board Practices.

Our business is managed by the directors who exercise all the powers of the Company, subject to the Business Corporations Act of the Republic of the Marshall Islands, our Articles of Incorporation and our Bylaws, and any special resolution of the Board of Directors. Our Bylaws specify the procedures for the election and removal of directors. Our Bylaws are hereby incorporated by reference to Exhibit 1.3 in our F-1.

Item 6.D. Employees.

As of December 31, 2019, we had two full time equivalent employees. We also had various consultants with specific expertise being utilized.

We have no labor-related litigation.

Item 6.E. Share Ownership.

The following table sets forth certain information as of April 27, 2020 regarding the beneficial ownership of our Common Stock by: each of our executive officers, each member of our board of directors and all officers and directors as a group. The number and percentage of our Common Stock beneficially owned by each person is based on 5,348,757 shares of our Common Stock outstanding as of April 27, 2020 and the Common Stock owned by such person determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934 (the "Exchange Act"). The information contained in the table below is not necessarily indicative of beneficial ownership for any other purpose.

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

Name and Address of Shareholder (1)	Number of Shares	Percentage of Shares Beneficially Owned

Marc Fogassa	3,565,565 (2)(3)	48.26%
Other Directors and Officers	0	0
All Officers and Directors as a Group (3 persons)	3,565,565 (2)(3)	48.26%

(1)	The address for each officer is: c/o Jupiter Gold Corporation, Rua Vereador João Alves Praes nº 95-A, Olhos D'Água, MG 39398-000, Brazil.
(2)

Includes 1,010,064 shares of common stock owned by both Brazil Minerals, of which company Mr. Fogassa is the Chief Executive Officer and Chairman, and a subsidiary of Brazil Minerals. Also includes 2,040,000 shares of common stock issuable to Mr. Fogassa upon exercise of options, the vast majority of which was awarded in lieu of any cash salary, with an average exercise price of $1.06 per share and an average maturity of 3.71 years (expiration dates from 09/30/2021 to 04/01/2025).

(3)	Mr. Fogassa owns the only outstanding share of our Series A Convertible Preferred Stock ("Preferred A Stock"). The Certificate of Designations, Preferences and Rights of our Preferred A Stock provides that for so long as Preferred A Stock is issued and outstanding, the holders of Preferred A Stock shall vote together as a single class with the holders of our common stock, with the holders of Preferred A Stock being entitled to 51% of the total votes on all matters regardless of the actual number of shares of Preferred A Stock then outstanding, and the holders of our common stock being entitled to their proportional share of the remaining 49% of the total votes based on their respective voting power. Mr. Fogassa is thus deemed to have voting control on all matters requiring a stockholder vote. The Certificate of Designations, Preferences and Rights of our Preferred A Stock is hereby incorporated by reference to Exhibit 1.4 in our F-1.

Item 7. Major Shareholders and Related Party Transactions.

A.	Major Shareholders

The following table sets forth certain information as of April 27, 2020 regarding the beneficial ownership of our Common Stock by our major shareholders who beneficially own more than 5% of our voting securities. The number and percentage of our Common Stock beneficially owned by each person is based on 5,348,757 shares of our Common Stock outstanding as of April 27, 2020 and the Common Stock owned by such person determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934 (the "Exchange Act"). The information contained in the table below is not necessarily indicative of beneficial ownership for any other purpose.

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

Name and Address of Shareholder (1)	Number of Shares	Percentage of Shares Beneficially Owned

Marc Fogassa	3,565,565 (2)(3)	48.26%
Brazil Minerals, Inc.	1,010,064	18.88%
HSP Resources LLC	900,000	16.82%
Daniel S. Bernstein	517,828 (4)	9.68%
Michael S. Nazari	278,916 (5)	5.21%

(1)	The mailing address for each listed shareholder is c/o Jupiter Gold Corporation, Rua Vereador João Alves Praes nº 95-A, Olhos D'Água, MG 39398-000, Brazil.
(2)

Includes 1,010,064 shares of common stock owned by both Brazil Minerals, of which company Mr. Fogassa is the Chief Executive Officer and Chairman, and a subsidiary of Brazil Minerals. Also includes 2,040,000 shares of common stock issuable to Mr. Fogassa upon exercise of options, the vast majority of which was awarded in lieu of any cash salary, with an average exercise price of $1.06 per share and an average maturity of 3.71 years (expiration dates from 09/30/2021 to 04/01/2025).

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

(4)

Includes 238,914 shares of common stock owned by the 2016 Peter Bernstein Trust and 238,914 shares of common stock owned by the 2016 Michelle Bernstein Trust, both of which have as Trustee the spouse of Mr. Daniel Bernstein.

(5)	Includes 172,583 shares of common stock owned by the Nazari/Singley Family Trust and 106,333 shares of common stock owned by the Nazari & Associates International Group, Inc. Defined Benefit Plan, both of which have as Trustee Mr. Michael Nazari.

To the best of our knowledge, as of April 27, 2020, 99.7% of the outstanding shares of our common stock were beneficially owned or controlled by U.S. persons, and there were 63 record holders of our common stock who were U.S. persons.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Item 7.B. Related Party Transactions.

As of December 31, 2019, Jupiter Gold was owed $94,575 by Brazil Minerals, Inc. and its subsidiaries for expenses paid or loans made on behalf of the group, and for consideration paid in connection with the acquisition of fixed assets from the group, offset nominally by amounts accrued under the new service agreement. Details are available in the footnotes to the attached financial statements.

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

Item 10. Additional Information.

Item 10.A.

As of April 27, 2020, we had 5,348,757 shares of our Common Stock, par value $0.001 per share, and 1 share of our Preferred A Stock, par value $0.001 per share, issued and outstanding.

As of April 27, 2020, we had 40 million common shares and 10 million preferred shares authorized.

Item 10.B. Memorandum and Articles of Association.

Our Articles of Incorporation and Certificate of Incorporation are hereby incorporated by reference to Exhibits 1.1 and 1.2, respectively, in our F-1.

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

The Registration Rights Agreement is hereby incorporated by reference to Exhibit 10.2 in our F-1.

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

Interest Rate Risk

None; as of April 27, 2020, we had no fixed or floating rate indebtedness.

Item 12. Description of Securities Other than Equity Securities.

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None material

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not applicable.

Item 15. Controls and Procedures. Disclosure Controls And Procedures

Our management has evaluated the design, operation, and effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act as of December 31, 2019. On the basis of that evaluation, management concluded that our disclosure controls and procedures are designed, and are effective, to provide reasonable assurance that the information required to be disclosed in reports filed or submitted pursuant to the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the SEC, and that such information is accumulated and communicated to management to allow timely decisions regarding required disclosure.

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

Our management performed an assessment of the effectiveness of our internal control over financial reporting at December 31, 2019, utilizing the criteria described in the "Internal Control — Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. The objective of this assessment was to determine whether our internal control over financial reporting was effective at December 31, 2019.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis. In our assessment of the effectiveness of internal control over financial reporting at December 31, 2019, we did not identify material weaknesses.

Based on our assessment, and because of the lack of any material weakness as described above, we have concluded that our internal control over financial reporting was effective at December 31, 2019.

Management's Remediation Plan In Internal Controls

We will continue to monitor the effectiveness of our internal controls over financial reporting and to make any changes that our management deems appropriate

Changes In Internal Control Over Financial Reporting

Management does not believe that there have been any other changes in our internal control over financial reporting during the year ended December 31, 2019, which have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. Reserved

Item 16A. Audit Committee Financial Expert

Our Board of Directors currently acts as our audit committee. We do not currently have an independent member of our Board of Directors who qualifies as an "audit committee financial expert" as such term is usually defined.

Item 16B. Code of Ethics.

Our Board of Directors plans to adopt in 2020 a code of ethics to apply to all of our directors, officers, and employees.

Item 16C. Principal Accountant Fees and Services.

BF Borgers CPA PC has served as our independent auditors for our financial statements as of December 31, 2019 and for the year ended December 31, 2019. This firm billed the following fees to us for professional services related to such date and periods:

Audit Fees	$8,100
Audit-Related Fees	—
Tax Fees	—
All Other Fees	—
Total	$8,100

BF Borgers CPA PC also served as our independent auditors for our financial statements as of December 31, 2018 and for the year ended December 31, 2018. This firm billed $8,100 in audit fees for professional services related to such date and periods.

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

Date: April 30, 2020

JUPITER GOLD CORPORATION

FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of Jupiter Gold Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Jupiter Gold Corporation and its subsidiaries (the "Company") as of December 31, 2019 and 2018, the related consolidated statements of operations and comprehensive loss, stockholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 2019 and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States.

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

Lakewood, Colorado

April 30, 2020

JUPITER GOLD CORPORATION

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2019	2018

ASSETS
Current assets:
Cash and cash equivalents	$58,498	$1,277
Deposits and advances	3,699	3,662
Related party receivables	94,575	172,095
Total current assets	156,772	177,034
Property and equipment, net	90,529	98,620
Intangible assets, net	2,044	2,044
Total assets	$249,345	$277,698

LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
Accounts payable and accrued expenses	$17,618	$10,454
Total current liabilities	17,618	10,454
Total liabilities	17,618	10,454

Commitments and contingencies (Note 4)	—	—

Stockholders' equity (deficit):
Series A preferred stock, $0.001 par value. 1 share issued and outstanding	—	—
Common stock, $0.001 par value. 40,000,000 shares authorized; 4,890,424 and 4,634,599 shares issued and outstanding as of December 31, 2019 and 2018, respectively	4,890	4,635
Additional paid-in capital	1,702,636	1,431,796
Accumulated other comprehensive loss	16,398	10,682
Accumulated deficit	(1,492,197)	(1,179,869)
Total stockholders' equity (deficit)	231,727	267,244
Total liabilities and stockholders' equity (deficit)	$249,345	$277,698

The accompanying notes are an integral part of the consolidated financial statements.

JUPITER GOLD CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,
	2019	2018	2017

Revenue	$—	$8,525	$—
Cost of revenue	—	—	—
Gross margin	—	8,525	—
Operating expenses:
Professional fees	22,518	11,410	8,053
General and administrative	149,371	194,561	64,645
Stock based compensation	116,095	204,319	363,443
Total operating expenses	287,984	410,290	436,141
Loss from operations	(287,984)	(401,765)	(436,141)
Other expense (income):
Other expense (income)	24,344	—	1,494
Total other expense (income)	24,344	—	1,494
Loss before provision for income taxes	(312,328)	(401,765)	(437,635)
Provision for income taxes	—	—	—
Net loss	$(312,328)	$(401,765)	$(437,635)

Basic and diluted loss per share
Net loss per share	$(0.07)	$(0.09)	$(0.11)

Weighted-average number of common shares outstanding:
Basic and diluted	4,714,866	4,313,048	4,091,266

Comprehensive loss:
Net loss	$(312,328)	$(401,765)	$(437,635)
Foreign currency translation adjustment	5,716	9,455	1,486
Comprehensive loss	(306,612)	(392,310)	(436,149)

The accompanying notes are an integral part of the consolidated financial statements.

 JUPITER GOLD CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

	Series A Preferred Stock		Common Stock		Additional Paid-in	Accumulated Other Comprehensive	Accumulated	Total Stockholders' Equity
	Shares	Value	Shares	Value	Capital	Loss	Deficit	(Deficit)

Balance, December 31, 2016	1	$—	4,000,000	$4,000	$302,002	$(259)	$(340,469)	$(34,726)

Issuance of common stock in connection with sales made under private offerings	—	—	250,100	250	249,850	—	—	250,100

Issuance of common stock in exchange for consulting, professional and other services	—	—	3,167	3	3,164	—	—	3,167

Issuance of common stock in connection with property and equipment acquired from a related party	—	—	176,332	177	179,223	—	—	179,400

Stock based compensation	—	—	—	—	363,443	—	—	363,443

Adjustment for change in foreign currency translation	—	—	—	—	—	1,486	—	1,486

Net income (loss)	—	—	—	—	—	—	(437,635)	(437,635)

Balance, December 31, 2017	1	$—	4,429,599	$4,430	$1,097,682	$1,227	$(778,104)	$325,235

Issuance of common stock in connection with sales made under private offerings	—	—	5,000	5	4,995	—	—	5,000

Issuance of common stock in exchange for consulting, professional and other services	—	—	200,000	200	124,800	—	—	125,000

Stock based compensation	—	—	—	—	204,319	—	—	204,319

Change in foreign currency translation	—	—	—	—	—	9,455	—	9,455

Net income (loss)	—	—	—	—	—	—	(401,765)	(401,765)

Balance, December 31, 2018	1	$—	4,634,599	$4,635	$1,431,796	$10,682	$(1,179,869)	$267,244

Issuance of common stock in connection with sales made under private offerings	—	—	250,333	250	149,750	—	—	150,000

Issuance of common stock in exchange for consulting, professional and other services	—	—	5,492	5	4,995	—	—	5,000

Stock based compensation	—	—	—	—	116,095	—	—	116,095

Change in foreign currency translation	—	—	—	—	—	5,716	—	5,716

Net income (loss)	—	—	—	—	—	—	(312,328)	(312,328)

Balance, December 31, 2019	1	$—	4,890,424	$4,890	$1,702,636	$16,398	$(1,492,197)	$231,727

The accompanying notes are an integral part of the consolidated financial statements.

  JUPITER GOLD CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,
	2019	2018	2017

Cash flows from operating activities of continuing operations:
Net loss	$(312,328)	$(401,765)	$(437,635)
Adjustments to reconcile net loss to cash used in operating activities:
Stock based compensation and payment for services	121,095	329,319	365,243
Depreciation and amortization	24,654	17,978	7,736
Changes in operating assets and liabilities:
Deposits and advances	(182)	—	(4,445)
Accounts payable and accrued expenses	7,511	(4,167)	4,304
Related party payables	86,732	(24,354)	(101,433)
Net cash provided by (used in) operating activities	(72,518)	(82,989)	(166,230)

Cash flows from investing activities:
Acquisition of property and equipment	(20,254)	(803)	(6,552)
Net cash provided by (used in) investing activities	(20,254)	(803)	(6,552)

Cash flows from financing activities:
Net proceeds from sale of common stock	150,000	5,000	250,100
Net cash provided by (used in) financing activities	150,000	5,000	250,100

Effect of exchange rates on cash and cash equivalents	(7)	(284)	(37)
Net increase (decrease) in cash and cash equivalents	57,221	(79,076)	77,281
Cash and cash equivalents at beginning of period	1,277	80,353	3,072
Cash and cash equivalents at end of period	$58,498	$1,277	$80,353

Supplemental disclosure of cash flow information:
Cash paid for interest	$—	$—	$—
Cash paid for income taxes	$—	$—	$—

Supplemental disclosure of non-cash investing and financing activities:
Acquisition of capital assets in exchange for common stock	$—	$—	$130,594
Shares issued in lieu of cash for accounts payable	$—	$—	$1,367

The accompanying notes are an integral part of the consolidated financial statements.

JUPITER GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION, BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business

On July 27, 2016, Jupiter Gold Corporation ("Jupiter Gold" or the "Company") was incorporated under the laws of the Republic of the Marshall Islands. Concurrently, Brazil Minerals, Inc. ("Brazil Minerals"), a U.S. corporation, exchanged its 99.99% ownership in Mineração Jupiter Ltda ("MJL"), a Brazilian company, for 4,000,000 shares of Jupiter Gold's common stock. Brazil Minerals held an approximate 35.4% interest in the Company as of December 31, 2019.

The Company has 100%-ownership to several gold projects in development and in exploratory stages aggregating over 154,000 acres in Brazil. It also owns a modular gold recovery plant. The Company trades on the OTC Markets (Pink Open Market) under the symbol JUPGF.

Basis of Presentation

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles ("GAAP") of the United States of America and are expressed in United States dollars. For the years ended December 31, 2019, 2018 and 2017, the consolidated financial statements include the accounts of the Company and its 99.99% owned subsidiary, Mineração Jupiter Ltda.

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

The ability of the Company to continue as a going concern is dependent on the Company generating cash from its operations, the sale of its stock and/or obtaining debt financing. During the year ended December 31, 2019, the Company funded operations primarily through the sale of equity securities. Management plans to fund its capital requirements and ongoing operations from the sale of gold and minerals recovered from mining areas that the Company expects will become operational during 2020. Management intends to cover any operating losses by selling its equity securities and obtaining debt financing. There can be no assurance the Company will be successful in these efforts.

JUPITER GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION, BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

As of December 31, 2019, Jupiter Gold did not have any level 2 or 3 assets or liabilities.

Jupiter Gold's financial instruments consist of cash and cash equivalents, accounts payable, and accrued expenses. The carrying amount of these financial instruments approximates fair value due to either length of maturity or interest rates that approximate prevailing market rates unless otherwise disclosed in these consolidated financial statements.

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents to the extent that the funds are not being held for investment purposes. Funds held in Brazilian banks are insured up to 250,000 Brazilian Real (approximately $62,024 based on the December 31, 2019 exchange rate).

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

JUPITER GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION, BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Right of Use Assets and Lease Liabilities

In February 2016, the FASB issued ASU No. 2016-02, "Leases" (ASC 842). The standard requires lessees to recognize almost all leases on the balance sheet as a ROU asset and a lease liability and requires leases to be classified as either an operating or a finance type lease. The standard excludes leases of intangible assets or inventory. The standard became effective for the Company beginning January 1, 2019. The Company adopted ASC 842 using the modified retrospective approach, by applying the new standard to all leases existing at the date of initial application. Results and disclosure requirements for reporting periods beginning after January 1, 2019 are presented under ASC 842, while prior period amounts have not been adjusted and continue to be reported in accordance with our historical accounting under ASC 840. The Company elected the package of practical expedients permitted under the standard, which also allowed the Company to carry forward historical lease classifications. The Company also elected the practical expedient related to treating lease and non-lease components as a single lease component for all equipment leases as well as electing a policy exclusion permitting leases with an original lease term of less than one year to be excluded from the ROU assets and lease liabilities.

Under ASC 842, the Company determines if an arrangement is a lease at inception. Right-of-Use ("ROU") assets and liabilities are recognized at commencement date based on the present value of remaining lease payments over the lease term. For this purpose, the Company considers only payments that are fixed and determinable at the time of commencement. As most of the Company's leases do not provide an implicit rate, the Company estimated the incremental borrowing rate in determining the present value of lease payments. The ROU asset also includes any lease payments made prior to commencement and is recorded net of any lease incentives received. The Company lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise such options.

The adoption did not impact the Company's beginning retained earnings, or prior year consolidated statements of income and statements of cash flows as the Company does not have any operating leases that are material in term or expense.

Mineral Properties

Costs of exploration, carrying and retaining unproven mineral lease properties are expensed as incurred. Mineral property acquisition costs, including licenses and lease payments, are capitalized. Impairment losses are recorded on mineral properties used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. The Company did not recognize any impairment losses related to mineral properties held during the years ended December 31, 2019, 2018 and 2017.

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

NOTE 1 – ORGANIZATION, BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

NOTE 1 – ORGANIZATION, BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

On June 20, 2018, the FASB issued ASU 2018-07 which simplifies the accounting for share-based payments granted to nonemployees for goods and services. Under the ASU, most of the guidance on such payments to nonemployees would be aligned with the requirements for share-based payments granted to employees. Equity classified share-based payments for employees are fixed at the time of grant. Equity-classified nonemployee share-based payment awards are measured at the grant date of the award which is the same as share-based payments for employees. The Company adopted the requirements of the new rule as of January 1, 2019, the effective date of the new guidance.

Foreign Currency

Jupiter Gold's subsidiary, MJL, uses its local currency as its functional currency. Resulting translation gains or losses are recognized as a component of accumulated other comprehensive income. Transaction gains or losses related to balances denominated in a currency other than the functional currency are recognized in the consolidated statements of operations.

Basic Earnings (Loss) Per Share

The Company computes loss per share in accordance with ASC Topic 260, Earnings per Share, which requires presentation of both basic and diluted earnings per share on the face of the statement of operations. Basic loss per share is computed by dividing net loss available to common shareholders by the weighted average number of outstanding common shares during the period. Diluted loss per share gives effect to all dilutive potential common shares outstanding during the period. As of December 31, 2019, the Company's potentially dilutive securities relate to common stock issuable in connection with options. Diluted EPS excludes all dilutive potential shares if their effect is anti-dilutive.

JUPITER GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION, BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements

In February 2020, the FASB issued ASU 2020-02, Financial Instruments-Credit Losses (Topic 326) and Leases (Topic 842) - Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 119 and Update to SEC Section on Effective Date Related to Accounting Standards Update No. 2016-02, Leases (Topic 842), which amends the effective date of the original pronouncement for smaller reporting companies. ASU 2016-13 and its amendments will be effective for the Company for interim and annual periods in fiscal years beginning after December 15, 2022. The Company believes the adoption will modify the way the Company analyzes financial instruments, but it does not anticipate a material impact on results of operations. The Company is in the process of determining the effects adoption will have on its consolidated financial statements

We have reviewed other recent accounting pronouncements issued to the date of the issuance of these consolidated financial statements, and we do not believe any of these pronouncements will have a material impact on the Company.

NOTE 2 – COMPOSITION OF CERTAIN FINANCIAL STATEMENT ITEMS

Property and Equipment, Net

The following table sets forth the components of the Company's property and equipment at December 31, 2019 and December 31, 2018:

	December 31, 2019			December 31, 2018
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value

Computers and office equipment	$1,405	(0)	$1,405	$803	(0)	$803
Machinery and equipment	139,667	(66,704)	72,963	145,287	(54,860)	90,427
Vehicles	54,803	(38,642)	16,161	11,614	(4,224)	7,390
Total fixed assets	$195,875	$(105,346)	$90,529	$157,704	$(59,084)	$98,620

For the years ended December 31, 2019, 2018 and 2017, the Company recorded depreciation expense of $24,654, $17,978 and $7,736, respectively.

Related Party Receivables

As of December 31, 2019, related party receivables totaled $94,575. This amount was comprised of the following components, (i) $3,787 is owed from a Brazil Minerals subsidiary to MJL for expenses paid on behalf of such subsidiary and (ii) $90,788 is owed from Brazil Minerals for short term loans made and expenses paid by Jupiter Gold and MJL.

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

JUPITER GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – STOCKHOLDERS' DEFICIT

Issued and Authorized

As of December 31, 2019, Jupiter Gold had 4,890,424 shares of its common stock and 1 share of its preferred stock issued and outstanding. As of December 31, 2019, Jupiter Gold had 40,000,000 common shares and 10,000,000 preferred shares authorized.

Common Stock

During the year ended December 31, 2019, Jupiter Gold issued and sold 250,333 shares of common stock for cash proceeds of $150,000. Additionally, the Company issued 5,492 shares of its common stock in exchange for fees and services totaling $5,000, or an average price of $0.91 per share which approximated fair market value.

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

Options

During the year ended December 31, 2019, the Company granted to directors as contractual compensation options to purchase an aggregate of 360,000 shares of its common stock. The options were valued at $116,095 in total. The options were valued using the Black-Scholes option pricing model with the following average assumptions: our stock price on date of grant ($0.275 to $1.125), a strike price of $1.00, expected dividend yield of 0%, historical volatility of 63.08%, risk-free interest rate of 1.39% to 2.56%, and an expected term of five years.

JUPITER GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – STOCKHOLDERS' DEFICIT (Continued)

During the year ended December 31, 2018, the Company granted to directors as contractual compensation options to purchase an aggregate of 365,000 shares of its common stock. The options were valued at $204,319 in total. The options were valued using the Black-Scholes option pricing model with the following average assumptions: our stock price on date of grant ($1.00 to $1.13), a strike price of $1.00, expected dividend yield of 0%, historical volatility of 63.08%, risk-free interest rate of 2.25% to 2.94%, and an expected term of five years.

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

The following table reflects all outstanding and exercisable options at December 31, 2019. All stock options are exercisable for a period of five years from the date of issuance.

	Number of Options Outstanding	Weighted Average Exercise Price	Remaining Contractual Life (Years)
Balance, December 31, 2017	1,170,000	$1.10	4.27
Issued	365,000	1.00	4.46
Exercised	(–)	–	–
Forfeited	(–)	–	–
Balance, December 31, 2018	1,535,000	$1.10	3.55
Issued	360,000	1.00	4.46
Exercised	(–)	–	–
Forfeited	(–)	–	–
Balance, December 31, 2019	1,895,000	$1.06	2.92

The remaining contractual life of the options outstanding as of December 31, 2019 ranges from 1.67 to 4.92 years.

JUPITER GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – COMMITMENTS AND CONTINGENCIES

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

Monthly Honorarium

MJL pays as honorarium to its administrator, Jupiter Gold's Chief Executive Officer, the minimum monthly salary as set annually by the Brazilian government. The minimum monthly salary was approximately $252 (or 998 Brazilian Reais) during 2019, $246 (or 954 Brazilian Reais) during 2018, and $283 (or 937 Brazilian Reais) during 2017.

NOTE 5 – SUBSEQUENT EVENTS

In light of the SEC's Division of Corporate Finance Disclosure Guidance Topic Number 9, dated March 25, 2020, on the impact of COVID-19, the Company notes the following as of April 27, 2020:

·	The Company has not had any reports of COVID-19 among its workforce;

·	The Company has been able to continue to advance its Alpha Project with minimal disruption;

·	Some exploratory research of other projects has been delayed because of certain key personnel not being able to travel;

·	In 2020, the Company has received gross proceeds of $275,000 from the sale and issuance of securities to support ongoing operations and in particular its Alpha Project.

In accordance with FASB ASC 855-10 Subsequent Events, the Company has analyzed its operations subsequent to December 31, 2019 to the date these consolidated financial statements were issued, and has determined that it does not have any material subsequent events to disclose in these consolidated financial statements.