Form 20-F
period 2020-12-31
Jupiter Gold Corp
filed 2021-04-30
CIK 1684688

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020

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

There were 6,002,388 shares outstanding on April 23, 2021.

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

Item 2. Offer Statistics and Expected Timetable.

Not applicable.

Item 3. Key Information.

Item 3.A. Selected Financial Data.

Our selected financial data are found in our audited consolidated financial statements as of December 31, 20120, and for the year from January 1, 2020 to December 31, 2020, which are prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"), which should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in these statements.

Except as may be otherwise indicated, all dollar amounts are stated in U.S. dollars, the Registrant's reporting currency.  The following table sets out the exchange rates, based on the data from the website of Brazil’s “Banco Central” (an equivalent to the U.S. Federal Reserve), for the conversion of the Brazilian real (R$) currency into the United States dollar (US$), for the period from January 1, 2020 to December 31, 2020.  The average exchange rates are based on the average of the daily closing exchange rates during such periods:

	Average		High		Low		Close

Fiscal Year Ended 12/31/2020	R$	5.1578	R$	5.9372	R$	4.0213	R$	5.1967

The exchange rate on April 23, 2021 was R$5.4787 Brazilian reais per one U.S. dollar.

Item 3.B. Capitalization and Indebtedness.

As of April 23, 2021, we had issued 6,002,388 shares of Common Stock and 1 share of a Series A Preferred Stock.

As of December 31, 2020, we had current liabilities of $10,732 all of which was unsecured and attributable to non-related parties. We had no long-term liabilities.

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

Global Risks

While for the most part we have been to continue our operations during the coronavirus pandemic, there can be no assurance that a significant worsening.

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

The coronavirus pandemic may affect us more severely.

While for the most part we have been to continue our planned pursuits during the coronavirus pandemic, a worsening of such situation in Brazil may lead to significant delays in some or all of our timelines.

Risks Related to Our Common Stock

There is currently a very limited trading market for our Common Stock.

Our Common Stock trades on OTCQB, a platform of OTC Markets, and as of now it has low liquidity. A possible reason for this includes the fact that only a small percentage of our Common Stock is available to be traded and is held by a small number of holders. Another possible reason may be related to the fact that we are a new company and therefore the demand for our shares is limited by the lack of knowledge about us. We believe that liquidity will be dependent, among other things, on the perception of our business, alongside with steps that we may take to raise investor awareness, including press releases, road shows, and conferences. There can be no assurance as to when an increase in liquidity will occur.

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

Date of Incorporation, Legal Form, Domicile, & Business Summary

We were incorporated under the laws of the Republic of the Marshall Islands on July 27, 2016, and have been in continuous, active operations since that date. Our common stock symbol is JUPGF and we are currently listed in OTCQB, a platform of OTC Markets.

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

Gold Sector Outlook

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

Gold has emotional, cultural and financial value and different people across the globe buy gold for different reasons, often influenced by a range of national socio-cultural factors, local market conditions and wider macro-economic drivers. The modern gold market is a picture of diversity and growth. Since the early 1970s, the volume of gold produced each year has tripled, the amount of gold bought annually has quadrupled and gold markets have flourished across the globe. Currently the global gold market has attracted a lot of attention and the price of gold is relatively higher than its historical trend. Gold is now bought by a far more diverse set of consumers and investors than at any previous time in history. In 2016, 3,100 tons were produced worldwide, with the main producing countries being: China, 455 t (largest producer in the last 10 years); Australia, 270 t; Russia, 250 t; United States of America, 209 t; Canada, 170 t; Peru, 150 t; South Africa, 140 t; Mexico, 125 t; Indonesia, 100 t; Uzbekistan, 100 t; Ghana, 90 t; and Brazil, 80 t (USGS 2017). An estimated 187,200 t of gold has been produced throughout history, with two-thirds since 1950.

Gold’s diverse uses, in jewelry, technology and by central banks and investors, mean different sectors of the gold market rise to prominence at different points in the global economic cycle. This diversity of demand and self-balancing nature of the gold market underpin gold’s robust qualities as an investment asset. The price of gold, as each price, is determined by the market forces of demand and supply. The demand is the amount of a good demanded for purchase at a given price. Therefore, the demand for gold is the amount of a gold demanded for purchase at a given price. Gold demand is often analyzed on an annual basis and divided into jewelry demand, technology demand, central banks’ demand or investment demand.

The gold market is a global market, with London and New York being the two biggest marketplaces for gold in the world. The gold market is quite large, larger than many other markets. It is estimated that the size of the investable gold market is $2.4 trillion. The average daily trading volume in gold in the over-the-counter market alone is estimated at $67 billion, indicating that the gold market is very liquid. Investment demand is the demand for gold for investment purposes. This demand is made up of direct ownership of bars and coins, or indirect ownership via Exchange-Traded Funds (ETFs) and similar products. Investment demand is the most important category of demand for gold that really drives the price of gold.

The most important reason for investing in gold is diversifying risk. Gold is an excellent portfolio diversifier, since it has very low correlation with other assets. This is why the yellow metal is one of the most effective hedges or safe havens. Gold can be seen as an insurance against tail risks, financial black swans, high and accelerating inflation or systemic crises. There are many factors influencing the investment demand for gold, however, the most important are the U.S. dollar strength, the level of real interest rates and the intensity of risk aversion.

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

We will remain an "emerging growth company" for up to five years, or December 31, 2021, although we would cease to be an "emerging growth company" prior to such time if we have more than $1,070,000,000 in annual revenue, more than $700,000,000 in market value of our common stock is held by non-affiliates, or we issue more than $1,000,000,000 of non-convertible debt over a three-year period.

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

Alpha Project

Overview:

Our 100%-owned Alpha Project encompasses 31,650 acres distributed in twelve mineral rights for gold in an area at the eastern edge of the so-called Iron Quadrangle in the State of Minas Gerais in Brazil. Most of the gold recovered from Brazil has been from mines located in the Iron Quadrangle. This project is located approximately 100 miles east of Belo Horizonte, capital of Minas Gerais, and has excellent infrastructure (roads, power, availability of local labor). Only 2% of the total area was researched in detail fifteen years ago by a prior owner, by drilling primarily saprolite and colluvial layers; the technical report produced at the time showed gold mineralization of 64,000 oz with an average of 1.54 g/t and at a cutoff of 0.8 g/t. Our technical team has advanced such work, and a revised technical report has been written as of November 2020 with gold mineralization of 84,000 oz at a cutoff of 0.8 g/t. An expert geological services consultancy, RCS Geologia e Meio Ambiente Ltda (“RCS Geologia”), has been retained to study the Alpha Project and propose a pathway to a first producing mine. RCS Geologia has indicated that the gold deposits are of greenstone belt type. Further work is ongoing at Alpha Project to expand the knowledge of and the measured size of the deposit.

Mineral: Gold

Ownership: 100%

Location: State of Minas Gerais

Infrastructure: Paved highway, water, nearby electrical power grid

Size: 31,650 acres

Deposit Type: Greenstone Belt

Geology:

Our Alpha Project region is part of the Araçuaí Belt domain, of the Brasiliano event, part of the northern portion of the structural or geotectonic province Mantiqueira. According to the 2014 Coronel Fabriciano Cartographic Sheet prepared by CPRM (the Brazilian Geological Survey) our Alpha Project is inserted in the context of the Rio das Velhas Indiviso Supergroup.

The Santana do Alfié region where the Alpha Project is located has a metavolcanosedimentary sequence, consisting mainly of paragnaisses that intercalate with amphibolites, ultramafic rocks and small-scale iron formations. In some ranges, these same lithologies were later discorded by pegmatites. These pegmatites belong to the event that generated the vast majority of pegmatites in the Eastern Pegmatitic Province. It is also possible to observe small portions where there is a predominance of ultramafic rocks, such as serpentinite and tremolite. In the southern sector of the region, rocks appear called quartz-muscovite schist, a lithology that is more preserved in relation to the others and sometimes presents small quartz boudins and, in some places, the presence of magnetite crystals and tourmaline disseminated in shale quartz-mica is observed. In smaller proportions, sericitic quartzites and banded iron formation, basically consisting of recrystallized magnetite and quartz, follow.

The rock formation in the region where the Alpha Project is located has some similarities to gold deposits from shear zones in traditional volcanic sedimentary sequences. However, they differ in that they present a complex and marked metamorphic evolution, with the presence of gneissic rocks and late pegmatitic intrusions. Hydrothermal enrichment is also observed.

Location Map:

Antônio Dias/MG
Jaguaraçu/MG
Marliéria/MG
Nova Era/MG
Dionísio/MG
São Domingos do Prata/MG
São José do Goiabal/MG
Coordinate System: SIRGAS 2000 GCS
Projection: Transverse Mercator
Datum: SIRGAS 2000
Units: Decimal Degrees
Jupiter Gold Corporation
Alpha Project
Project Location
0 1.000 Km
MT
GO
DF
BA
MG
ES
SP
RJ
0 320 Km
Jupiter Gold Corporation Mineral Rights
Roads
Drainage
Cities
0 4 8 Km

Geological Map:

N
S
E
W
Coordinate System: SIRGAS 2000 GCS
Projection: Transverse Mercator
Datum: SIRGAS 2000
Units: Decimal Degrees
Jupiter Gold Corporation
Alpha Project
Geological Map
0 1.000 Km
MT
BA
GO
DF
MG
MS
ES
SP
RJ
0 310 Km
Jupiter Gold Corporation Mineral Rights
Drainage
Roads
AGE
LITHOSTRATIGRAPHIC COLUMN
QUATERNARY
HOLOCENE
Alluvial
Colluvial
Alluvial Terrace
PLEISTOCENE
NEOPROTEROZOIC
MANTIQUEIRA DOMAIN
RIO DOCE GROUP
SÃO TOMÉ FORMATION
UNIT 1
UNIT 2
PROTEROZOIC
PALEOPROTEROZOIC
PRE TO SINTECTONIC MAGMATISM
BORRACHUDOS SUITE
METAMORPHIC SUITE
SÃO SEBASTIÃO DO SOSERBO
ARCHEAN
UNDIVIDED
RIO DAS VELHAS SUPERGROUP
MANTIQUEIRA COMPLEX
0 3 6 Km
-42
-19

Alta Floresta Project

Overview:

Our 100%-owned Alta Floresta Project encompasses 24,395 acres distributed in three mineral rights for gold in the northern portion of the State of Mato Grosso, more specifically in the Alta Floresta Auriferous Province. Two of the mineral rights show prior artisanal and superficial gold mining activities associated with robust production of gold. They also display similar geophysical signatures with known nearby gold deposits. The third area shows strong potential for gold, copper and manganese according to the technical team that visited and studied the area.

Mineral: Gold

Ownership: 100%

Location: State of Mato Grosso

Infrastructure: Paved highway, water, nearby electrical power grid

Size: 24,395 acres

Geology:

The Alta Floresta Project area is geologically inserted in the Province of Rio Negro-Juruena Province. The Rio Negro-Juruena Province consists of numerous granitic bodies, developed through a succession of magmatic arcs. Structural arrangements made of Ductile Shear Zones constitutes one of the main determinants for the accommodation of a large part of the gold deposits and granitic bodies containing systems in gold.

The presence of soils is entirely sandy from sandstones of the Dardanelles Formation; sandy-clay soils, generated from granitoids, clayey soils from volcanic rocks, generally of light colors and red clayey soils (oxisoils) resulting from weathering. Geomorphologically the area is mostly contained in the unit called Interplanáltica Depression of the Southern Amazon and, to a lesser extent representativeness, in the subdivision Planalto de Dardanelos.

Location Map:

Guarantã do Norte/MT
Novo Mundo/MT
Matupá/MT
Peixoto de Azevedo/MT
Terra Nova do Norte/MT
0 10 20
Km
N
S
E
W
Coordinate System: SIRGAS 2000 GCS
Projection: Transverse Mercator
Datum: SIRGAS 2000
Units: Decimal Degrees
Jupiter Gold Corporation
Alta Floresta Project
Project Location
0 1.000
Km
AM
PA
RO
TO
MT
GO
MS
MG
0 400
Km
Jupiter Gold Corporation Mineral Rights
Roads
Drainage
Cities

Geological Map:

Coordinate System: SIRGAS 2000 GCS
Projection: Transverse Mercator
Datum: SIRGAS 2000
Units: Decimal Degrees
Jupiter Gold Corporation
Alta Floresta Project
Geological Map
N
S
E
W
Lithologies
CENOZOIC
Q2a - Alluvial
NQdl - Detritic-lateritic iron covers
N1r - Ronuro Formation
MESOPROTEROZOIC
Caiabis Group
MP2d3 - Dardanelos Formation
MP2d1 - Dardanelos Formation
PALEOPROTEROZOIC
PP4_gamma_nc1 - Nova Canaã Suite
PP4_gamma_tp - Teles Pires Granite
PP4_gamma_sp - São Pedro Granite
PP4_gamma_n - Nhandu Granite
PP4c - Colider Suite
PP3go - Gorotire Formation
PP3_gamma_ju - Juruena Intrusive Suite
Matupá Intrusive Suite
PP3_gamma_m1
PP3_gamma_m2
PP3_gamma_m3
PP3_gamma_m4
Flor da Serra Intrusive Suite
PP3_delta_fs
PP3cc - Cuiú-Cuiú Complex
A3PP2xi - Xingu Complex
0 10 20 Km
0 1.000 Km
0 400 Km
AM
PA
RO
TO
MT
GO
MS
MG
Jupiter Gold Corporation
Mineral Rights

Quartzite Project

Overview:

Our 100%-owned Quartzite Project (previously referred by us as “Diamantina Project”) encompasses 233 acres in a mineral right for quartzite and manganese located within the state of Minas Gerais. Four quartzite deposits have been identified in the project area, with an estimated mineralization of 3.7 tons of quartzite. The color, texture, and analytical properties of sampled quartzite have been within ornamental rock market standards.

Mineral: Quartzite

Ownership: 100%

Location: State of Minas Gerais

Infrastructure: Paved highway, water, nearby electrical power grid

Size: 233 acres

Geology:

Our Quartzite Project borders the meridional portion of the mountain range known as Serra do Espinhaço. This formation contains a great extension of metamorphic-sedimentary rocks, specially quartzites and meta-sandstones, which is reason why the central region of Minas Gerais, where the city of Diamantina is located, stands out for its significant production of ornamental rocks made of quartzites. The various episodes that structured the Serra do Espinhaço sequences are also responsible for the steep relief that rises to 1200-1600m in altitude in the region. This morphology is supported by the horizons quartzites, phyllites and metaconglomerates of the Espinhaço Supergroup. In the local process area, there are lithologies from the Córrego Prereira Formation, which consists of fine-grained quartizites, with well-preserved structures.

Location Map:

N
W
E
S
Coordinate System: SIRGAS 2000 GCS
Projection: Transverse Mercator
Datum: SIRGAS 2000
Units: Decimal Degrees
Jupiter Gold Corporation
Diamantina Quartzite Project
Project Location
0 1.000 Km
MT
BA
GO
DF
MG
ES
MS
SP
RJ
0 320 Km
Jupiter Gold Corporation Mineral Rights
Roads
Drainage
Cities
Santo Hipolito/MG
Monjolos/MG
0 6 12 Km
-44
-43
-17
-18

Geological Map:

Coordinate System: SIRGAS 2000 GCS
Projection: Transverse Mercator
Datum: SIRGAS 2000
Units: Decimal Degrees
Jupiter Gold Corporation
Diamantina Quartzite Project
Geological Map
MP3eccp
MP3ecrp
MP3eccb
0 1 2 Km
Lithologies
MESOPROTEROZOIC
Conselheiro Mata Group
MP3ecrp - Rio Pardo Grande Formation
MP3eccp - Córrego Pereira Formation
MP3eccb - Córrego Bandeira Formation
0 1.000 Km
MT
BA
GO
DF
MG
MS
ES
SP
RJ
0 320 Km
Jupiter Gold Corporation Mineral Rights

Paracatu Project

Overview:

Our 100%-owned Paracatu Project encompasses 773 acres in one mineral right for gold located the northwest portion of the State of Minas Gerais. This region has been marked by gold mining activities since the 18th century, and currently produces 22% of all gold in Brazil.

Mineral: Gold

Ownership: 100%

Location: State of Minas Gerais

Infrastructure: Paved highway, water, nearby electrical power grid

Size: 773 acres

Deposit Type: Alluvial

Geology:

The gold mineralization occurs in veins associated with sulfides of arsenic, copper, zinc and lead. Gold seen in our Paracatu Project deposit is one remobilized by the river that cuts through these mineralized rocks and concentrated in sand banks.

The primary auriferous mineralizations at the Paracatu district are described embedded in carbonaceous sericite schists and phyllites of the Paracatu Formation, belonging to the Brasilia Fold Belt ridden over the pelitic and carbonate metasediments of the Vazante Belt to the east. Silver to dark brown sericite-xysts predominate over quartzite, containing quartz boudins stretched perpendicular to the direction of the mineral lineation, which suggests the NEE direction of movement, with gentle dips. Deformation in the boudins has produced oblate forms. Arsenopyrite, pyrite, chalcopyrite and pyrrhotite associated with gold define one of the paragenesis of the sulfide mineralization, while galena and sphalerite define the other.

The mineralization that occurred at Paracatu is closely related to aqueous fluids of hydrothermal nature, rich in As, Au and subordinately in Pb and Zn, which percolated along favorable structures contained in the sericite schists and phyllites, thus defining a mineralized region. Apparently, gold, and sulfides were deposited in boudin traction zones, along the contact between boudins and sericite schists and in microcracks and micropores in the boudins themselves. The rocks are more deformed and more sulfidized along the quartz boudin zone where gold contents are higher. This group of mineralized rock is disaggregated and transported by the Rico River which processes the gold and concentrates it naturally in the banks, banks and riverbed that outcrops in our Paracatu Project area.

Location Map:

-46°
-46°
-17°
-17°
-17°
-17°
Paracatu/MG
0 3 6 Km
N
W
E
S
Coordinate System: SIRGAS 2000 GCS
Projection: Transverse Mercator
Datum: SIRGAS 2000
Units: Decimal Degrees
Jupiter Gold Corporation
Paracatu Project
Project Location
MG
0 1.000 Km
MT
BA
GO
DF
MG
MS
ES
SP
RJ
0 320 Km
Jupiter Gold Corporation Mineral Rights
Roads
Drainage
Cities

Geological Map:

N
S
E
W
Coordinate System: SIRGAS 2000 GCS
Projection: Transverse Mercator
Datum: SIRGAS 2000
Units: Decimal Degrees
Jupiter Gold Corporation
Paracatu Project
Geological Map
NP1vsl
NP1vspvpi
NP1vspvps
NP1cpamo
Lithologies
PROTEROZOIC
Canastra Group
NP1cpamo - Paracatu Formation
Vazante Group
NP1vsl - Serra da Lapa Formation
NP1vspvpi - Serra do Poço Verde Formation
NP1vspvps - Serra do Poço Verde Formation
0 1 2 Km
0 1.000 Km
MT
BA
GO
DF
MG
MS
ES
SP
RJ
0 320 Km
Jupiter Gold Corporation
Mineral Rights

Apuí Project

Overview:

Our 100%-owned Apuí Project encompasses 69,330 acres distributed in three mineral rights for gold in the southeast portion of the State of Amazonas. The city of Apuí has an infrastructure capable of offering services such as water supply, electricity, mailing, hospitals and banks.

Mineral: Gold

Ownership: 100%

Location: State of Amazonas

Infrastructure: Waterways, some paved highway, mostly remote areas with extensive vegetation cover

Size: 69,330 acres

Geology:

The Apuí Project is located in the NW portion of a new gold frontier, named the Jureuena-Teles Pires Gold Province. The Jureuena-Teles Pires Gold Province is known to have gold deposits generally explored by artisanal miners. Primary deposits in this region of Brazil are usually greater than 1 million ounces. Geologically, the area is located in the Alto Tapajós basin. The Alto Tapajós basin is non-compliant over the volcanic rock of the Colíder Group (rhyolites) and the Beneficente sedimentary basin (silzite, claystone and quartzites), and over rocks from the Sucunduri Migmatitic Suite and Mafic-Ultramafic Suite. Intrusive Post-orogenic Suites occur on the Beneficente Group.

According to geological studies over the region, the area where the Apuí Project is located has great potential for epithermal, primary, and secondary gold deposits. In fact, there exists an auriferous occurrence proven trough a deactivated gold mine approximately 3.5 km away.

Location Map:

N
S
W
E
Coordinate System: SIRGAS 2000 GCS
Projection: Transverse Mercator
Datum: SIRGAS 2000
Units: Decimal Degrees
Jupiter Gold Corporation
Apuí Project
Project Location
AM 174
AM 230
Apuí/AM
0 10 20
Km
0 1.000
Km
0 640
Km
RR
AP
AM
PA
AC
RO
MT
Jupiter Gold Corporation
Mineral Rights
Roads
Drainage
Cities

Geological Map:

Coordinate System: SIRGAS 2000 GCS
Projection: Transverse Mercator
Datum: SIRGAS 2000
Units: Decimal Degrees
Jupiter Gold Corporation
Apuí Project
Geological Map
Lithologies
CENOZOIC
N4a - Alluvial deposits
N3i - Içá Formation
N1dl - Detritic-lateritic cover
PALEOZOIC
S3D1at - Alto Tapajós Group
MESOPROTEROZOIC
MP2_lambda_ag - Guariba Alkalines
PALEOPROTEROZOIC
PP4c - Colider Group (volcanic)
Jupiter Gold Corporation Mineral Rights
Waterways
0 10 20 Km
0 1.000 Km
0 640 Km
AM
RR
AP
PA
AC
RO
MT

Crixás Project

Overview:

Our 100%-owned Crixás Project encompasses 3,068 acres in one mineral right for gold located the northwest portion of the State of Goiás. This region has been marked by gold mining activities since the 18th century, and currently produces 22% and currently produces over 6 tons of gold per year.

Mineral: Gold

Ownership: 100%

Location: State of Goiás

Infrastructure: Paved highway, water, nearby electrical power grid

Size: 3,068 acres

Geology:

The supracrustal rocks from the Crixás Project region include peridotitic komatiite, overlaid by garnet-quartz-chlorite schist, quartz-muscovite schist, quartzite, garnet-rich quartzite, metagreywacke, metachert, amphibolite and banded iron formation, latter two subjected to shear zone controlled hydrothermal alteration. These rocks constitute a fragment of the Crixás greenstone belt in the Goiás Magmatic Arc. This sequence is intruded by granites and gabbros. Supracrustal rocks are metamorphosed in the transition from greenschist to epidote facies metamorphism. Hydrothermally altered amphibolite and iron formation in the Bocaina shear zone are enriched in Au, As, Ag, Cu, Ba, Bi, Sb and W. Metamorphic fluid involvement is suggested, such as for orogenic gold deposit formation. Gold mineralizations occur in massive sulfide, quartz vein and disseminated styles hosted by metabasalt and carbonaceous shale subjected to hydrothermal alteration.

Location Map:

-50
-49
-14
N
S
E
W
Coordinate System: SIRGAS 2000 GCS
Projection: Transverse Mercator
Datum: SIRGAS 2000
Units: Decimal Degrees
Jupiter Gold Corporation
Crixás Project
Project Location
Uirapuru/GO
Santa Terezinha de Goiás/GO
0 4 8 Km
0 1.000 Km
TO
BA
MT
GO
DF
MG
MS
SP
0 320 Km
Jupiter Gold Corporation Mineral Rights
Roads
Drainage
Cities

Geological Map:

N
W
E
S
Coordinate System: SIRGAS 2000 GCS
Projection: Transverse Mercator
Datum: SIRGAS 2000
Units: Decimal Degrees
Jupiter Gold Corporation
Crixás Project
Geological Map
0 1.000
Km
TO
BA
MT
GO
DF
MG
MS
SP
0 320
Km
Jupiter Gold Corporation
Mineral Rights
Lithologies
NEOPROTEROZOIC
NP_gamma_2st - Santa Tereza Suite
NP3_gamma_2cp - Chapada Granitic Suite
Mara-Rosa Metavolcanosedimentary Unit
NP1mr4
NP1mr2
NP1mr3
NP1mr1
NP1_gamma_1gn - West Goiás Ortogneiss
MESOARCHEAN
A3ci- Crixás Group
0 2 4
Km

Cavalcante Project

Overview:

Our 100%-owned Cavalcante Project encompasses 4,771 acres in one mineral right for gold located in the northernmost portion of the State of Goiás and continuing to the southernmost portion of the State of Tocantins. This region has been marked by gold mining activities since the 18th century.

Mineral: Gold

Ownership: 100%

Location: States of Goiás and Tocantins

Infrastructure: Paved highway, water, nearby electrical power grid

Size: 4,771 acres

Geology:

The ore is located mainly in the Gneissic Granite Complex domain. These are peraluminous, syn-tectonic, S-type granites that host, besides gold mineralization, plationoidy, tin, tantalum, and uranium mineralizations. The mineralized region is in an E-W shear zone, near the contact between the biotite-muscovite granite of the Aurumina Suite and the Ticunzal Formation, composed of schists and graphitic paragnaisses.

Our Cavalcante Project is located near the contact between the Aurumina Suite and the Ticunzal Formation. The shear zone, which has silicified, sericitized and hydrothermally altered zoins, was generated almost concomitantly with the granitic intrusions and develops a band of milonites over the biotite-muscovite granite. The ore-bearing host rocks, which occur in the contact region, are extremely siliceous and micaceous, referred to as muscovite-quartz milonite and were developed over the biotite-muscovite granite of the Aurumina Suite. In general, gold occurs in isolated grains but is also associated with metallic minerals. This deposit is notorious for the association between gold and platinum group element minerals, however PGMs have never been exploited as a by-product of gold in this region.

Location Map:

Coordinate System: SIRGAS 2000 GCS
Projection: Transverse Mercator
Datum: SIRGAS 2000
Units: Decimal Degrees
Jupiter Gold Corporation
Cavalcante Project
Project Location
Palmeirópolis/TO
Minaçu/GO
TO
GO
MT
BA
DF
MG
MS
SP
0 1.000 Km
0 320 Km
0 8 16 Km
Jupiter Gold Corporation Mineral Rights
Roads
Drainage
Cities

Geological Map:

Coordinate System: SIRGAS 2000 GCS
Projection: Transverse Mercator
Datum: SIRGAS 2000
Units: Decimal Degrees
Jupiter Gold Corporation
Cavalcante Project
Geological Map
Jupiter Gold Corporation Mineral Rights
Lithologies
CENOZOIC
Q2a
Alluvial Deposits
NQdl
Detritic-lateritic covers
NEOPROTEROZOIC
Maphic-Ultramaphic Complexes Canabrava Complex
MESOPROTEROZOIC
Paranoá Group
Metavolcanosedimentary Palmeirópolis Unit
MP2vsp2
MP2vsp3
MP2vsp4
PALEOPROTEROZOIC
Tocantins Subprovince Granites
Araí Group
Trairas Formation
Arraias Formation
PP12gm
Almas-Cavalcante Complex
TO
BA
MT
GO
DF
MG
MS
SP
0
1.000
Km
0
320
Km
0
4
8
Km

Brotas Project

Overview:

Our 100%-owned Brotas Project encompasses 4,821 acres in one mineral right for gold located the central-western portion of the State of Bahia. This region has been marked by gold mining activities since the 18th century.

Mineral: Gold

Ownership: 100%

Location: State of Bahia

Infrastructure: Paved highway, water, nearby electrical power grid

Size: 4,821 acres

Geology:

In the region gold occurs both associated with quartz veins cutting through bedrock and accumulated in alluvial bars and colluvial deposits.

The Brotas Project is situated in the valley of the Paramirim River, a tributary of the São Francisco River, one of the largest rivers in Brazil. The valley is bounded to the west by the Northern Espinhaço Range and to the east by the Western Chapada Diamantina. The area comprises two domains: the pre-Paleoarchean to Paleoproterozoic basement units and the Paleo to Neoproterozoic volcanosedimentary coverings.

The pre-spine basement domain integrates the infrastructure of the São Francisco Craton, an extensive core stabilized at the end of the Transamazonian tectonometamorphic event, between 2,2 and 2,0 Ga, and limited by the Rio Preto, Riacho do Pontal and Sergipana mobile belts to the north, Brasília to the west and Araçuaí to the south, deformed between 650 and 485 Ma. The domain of the volcanosedimentary coverings deposited in the interior of the São Francisco Craton encompasses the Espinhaço and São Francisco supergroups. The sedimentary stack related to the Espinhaço Supergroup accumulated, according to Almeida, in a sedimentary basin of Proterozoic age spared of brasilian deformations, or, as per, in an aulacogenic structure (Aulacogen of Espinhaço), in the time interval from 1,8 to 1,0 Ga.

The stratigraphic stacking of these sedimentary coverings in the Chapada Diamantina region includes the groups Paraguaçu (Rio dos Remédios, Ouricuri do Ouro, Mangabeira, Lagoa de Dentro and Açuruá formations), Chapada Diamantina (Tombador and Caboclo formations) and the Morro do Chapéu Formation; and, in the Northern Espinhaço region, the Oliveira dos Brejinhos Group, subdivided into the Pajeú, Bom Retiro, Riacho do Bento, Mosquito and Fazendinha Formations and the Sítio Novo Formation. The units related to the São Francisco Supergroup correspond to mixed siliciclastic and carbonatic deposits accumulated in the Neoproterozoic, in a passive margin basin, or flexural, generated by mass overburden.

Location Map:

-42
-42
-42
-12
-12
-12
Brotas de Macaúbas/BA
N
S
E
W
Coordinate System: SIRGAS 2000 GCS
Projection: Transverse Mercator
Datum: SIRGAS 2000
Units: Decimal Degrees
Jupiter Gold Corporation
Brotas Project
Project Location
BA
0 1.000
Km
MA
PI
PE PB
AL
SE
TO
BA
GO
DF
MG
0 320
Km
ES
Jupiter Gold Corporation
Mineral Rights
Roads
Drainage
Cities
0 7,5 15
Km

Geological Map:

Coordinate System: SIRGAS 2000 GCS
Projection: Transverse Mercator
Datum: SIRGAS 2000
Units: Decimal Degrees
Jupiter Gold Corporation
Brotas Project
Geological Map
Lithologies
CENOZOIC
NQdl - Detritic-lateritic cover
PALEOPROTEROZOIC
Paraguaçu Group
P4M1pl - Lagoa de Dentro Formation
P4M1pm - Mangabeira Formation
PP4po - Ouricuri do Ouro Formation
MESOARCHEAN
A3pm - Paramirim Complex
Jupiter Gold Corporation Mineral Rights
NQdl
P4M1pm
P4M1pl
PP4po
A3pm
0 1,5 3 Km
0 1.000 Km
0 320 Km
MA
PI
TO
PE
AL
SE
BA
GO
DF
MG
ES
N
S
E
W

Jupiter Gold Project Name	Minerals	Location (State in Brazil)	Total Area (acres)	Status
Alpha	Gold	Minas Gerais	28,167	Research Exploration & Pre-Mining Licensing
Alta Floresta	Gold	Mato Grosso	24,610	Research Exploration
Quartzite	Quartzite, Manganese	Minas Gerais	233	Pre-Mining Licensing
Paracatu	Gold	Minas Gerais	733	Research Exploration
Apuí	Gold	Amazonas	69,330	Research Exploration
Crixás	Gold	Goiás	3,068	Research Exploration
Cavalcante	Gold	Goiás, Tocantins	4,771	Research Exploration
Brotas	Gold, Palladium, Platinum	Bahia	9,578	Research Exploration

Note: None of our projects currently has “reserves” in accordance with the definition of such term by the Securities and Exchange Commission. Our Alpha Project has gold reserves as per the definition of such term under Brazilian mining department guidelines.

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

Results of Operations

Fiscal Year Ended December 31, 2020 Compared to Fiscal Year Ended December 31, 2019

We did not record any revenue during the year ended December 31, 2020, compared to revenue of $0 during the year ended December 31, 2019. We expect revenues to increase in future periods as we increase our mining operations; however, can offer no assurances that we will be successful in efforts.

Our operating expenses are comprised primarily of stock-based compensation, general administrative expenses, and to lesser extent professional fees and other compensation related costs. Operating expenses totaled $412,529 for the year ended December 31, 2020, compared to operating expenses of $287,984 during the year ended December 31, 2019. The increase in operating expenses of 43.2% is explained primarily by increased general and administrative expenses and compensation costs.

We incurred a net loss of $430,453 for the year ended December 31, 2020, representing an increase of $118,125, or 37.8%, compared to a net loss of $312,328 incurred during the year ended December 31, 2019.

Net cash used in operating activities was $285,667 for the year ended December 31, 2020, compared to net cash used in operating activities of $159,250 during the year ended December 31, 2019. Net cash used in investing activities was $205,216 for the year ended December 31, 2020, compared to net cash provided by investing activities of $66,478 during the year ended December 31, 2019. Net cash provided by financing activities was $500,000 for the year ended December 31, 2020, compared to $150,000 during the year ended December 31, 2019.

Fiscal Year Ended December 31, 2019 Compared to Fiscal Year Ended December 31, 2018

We did not record any revenue during the year ended December 31, 2019, compared to revenue of $8,525 recorded during the year ended December 31, 2018. Our prior year revenues were realized through the sale of a gold bar generated from our exploratory mining efforts.

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

Net cash used in operating activities was $159,250 for the year ended December 31, 2019, compared to net cash used in operating activities of $58,635 during the year ended December 31, 2018. Net cash provided by investing activities was $66,478 for the year ended December 31, 2019, compared to net cash used in investing activities of $25,157 during the year ended December 31, 2018. Net cash provided by financing activities was $150,000 for the year ended December 31, 2019, compared to $5,000 during the year ended December 31, 2018.

Liquidity and Capital Resources

As of December 31, 2020, we had total current assets of $258,133 and total current liabilities of $10,732 for a current ratio of 24.1 to 1.0 and working capital of $247,401. By comparison, we had total current assets of $156,772 and total current liabilities of $17,618 for a current ratio of 8.9 to 1.0 and working capital of $139,154 at December 31, 2019. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

For both the years ended December 31, 2020 and 2019, our primary source of liquidity was derived from the sale of our common stock. We expect that our primary source of liquidity will continue to be generated from the sale of our common stock, as well as increased revenues generated from the operation of our modular plant.

Item 5.C. R&D, Patents and Licenses

None, except mineral rights described above.

Item 5.E. Off-Balance Sheet Arrangements

None.

Item 5F. Tabular Disclosure of Contractual Obligations.

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2020, due on demand:

Payable To	Description	Amount

Various third-parties	Professional fees and other general obligations	$10,732

Item 6. Directors, Senior Management and Employees.

Item 6.A. Directors and Senior Management.

Our officers and directors as of April 23, 2021 were as follows:

Name	Age	Position

Marc Fogassa	53	Chairman of the Board of Directors, Chief Executive Officer, and Chief Financial Officer
Joel de Paiva Monteiro, Esq.	31	Director, Vice-President of Administration and Operations, and Secretary
Areli Nogueira da Silva Júnior	41	Director, and Vice-President, Mineral Exploration
Brian W. Bernier	63	Vice-President, Business Development and Investor Relations

Executive officers are appointed by and serve at the pleasure of our Board of Directors. A biography of each director and officer follows.

Marc Fogassa is our Founder and has been our Chairman and Chief Executive Officer since July 2016. He has over 22 years of investment experience in venture capital, and private and public equity investing, and has served on boards of directors of multiple private companies. Mr. Fogassa double majored at the Massachusetts Institute of Technology (M.I.T.), graduating with two Bachelor of Science degrees in 1990. He later graduated from the Harvard Medical School with a Doctor of Medicine degree in 1995, and also from the Harvard Business School with a Master in Business Administration degree in 1999. Mr. Fogassa was born in Brazil and is fluent in Portuguese and English. Mr. Fogassa is also the Chairman and Chief Executive Officer of Brazil Minerals, Inc., one of our shareholders, and of Apollo Resources Corporation.

Joel de Paiva Monteiro, Esq., has been a consultant to us since 2017 and became our Vice-President, Administration and Operations, in 2020. Previously he was a partner of the Brazilian law firm PRA Advogados - Pimenta da Rocha Andrade, with three offices and headquarters in Belo Horizonte, state of Minas Gerais. Mr. Monteiro has worked with all aspects of Brazilian business law, and has extensive experience in a wide range of areas from strategic business planning to litigation. His prior clients included large corporations in a variety of economic sectors in diverse states in Brazil. Mr. Monteiro has a law degree from the Milton Campos Faculty in Belo Horizonte, Brazil. Subsequently he achieved a post-graduate degree in Business and Civil Law from the Pontifical Catholic University of Minas Gerais. Mr. Monteiro is also an officer at Brazil Minerals, Inc., one of our shareholders, and an officer and a director of Apollo Resources Corporation.

Areli Nogueira da Silva Júnior has been a consultant to us since 2018 and became our Vice-President, Mineral Exploration, in 2021. He is the Founder and was the Chief Technical Officer of MineXplore, a consultancy focused on mineral rights in Brazil. Mr. da Silva Júnior has been a consultant geologist with GeoEspinhaço, a firm that undertakes geological studies in a variety of minerals across Brazil. Mr. da Silva Júnior has also been a college faculty member teaching geology. Previously, he worked at the Brazilian mining department) and before that as a geologist at Usiminas Mineração. Mr. da Silva Júnior has a Master of Geology degree from the Federal University of Rio de Janeiro, and an undergraduate degree in Geological Engineering from the School of Mines of the Federal University of Ouro Preto, a premier and the oldest mining-focused college in Brazil. Mr. da Silva is also a director of Jupiter Gold Corporation.

Brian W. Bernier, age 63, has been a consultant to us since 2019 and became our Vice-President, Business Development and Investor Relations in 2020. Mr. Bernier has worked in the business development and investor relations sector for over three decades, and was most recently at a regional investment bank. He graduated with a degree in Management from Boston University.

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

From our founding on July 27, 2016 and until February 14, 2020, Marc Fogassa was not paid any cash compensation for his service as chief executive officer and director. In 2020, our Board voted to provide Mr. Fogassa with an annual cash compensation of $60,000 pro-rated for the period between February 15, 2020 and September 30, 2020. In lieu of any other cash salary in 2020, the Board voted to compensate Marc Fogassa on October 1, 2020, on November 1, 2020, and on December 1, 2020 non-qualified stock options to purchase 5,000 shares of our common stock at an exercise price equal to $0.01 and a ten-year exercise period commencing on the date of grant of such option. These options shall be exercisable for cash or on a cashless exercise basis. The number of shares subject to the option and current strike price shall be subject to appropriate adjustment in the case of stock splits, stock dividends and recapitalizations. The annual cash compensation of Marc Fogassa for his service as chief executive officer and director for the period commencing January 1, 2021 is $60,000 per annum.

In addition, the Board voted to compensate Marc Fogassa, on the first day of every month: i) from March 1, 2020 to September 30, 2020, with non-qualified stock options to purchase 25,000 of our common stock with an exercise price equal to the average price of our common stock during the preceding twenty days as such prices are quoted on otcmarkets.com and five years of term to expiration, and b) from October 1, 2020 and thereafter with non-qualified stock options to purchase 15,000 shares of common stock of the Company at an exercise price equal to $0.01 and a ten-year exercise period commencing on the date of grant of such option. These options shall be exercisable for cash or on a cashless basis. The number of shares subject to the option and the exercise price of the option shall be subject to appropriate adjustment in the case of stock splits, stock dividends, and recapitalizations.

As of December 31, 2020, the other two directors receive together monthly cash compensation amounting to an aggregate of 2,500 Brazilian real (approximately $481 at the then current exchange rate). Board members will be reimbursed for reasonable travel expenses associated with attending any meetings of the Board of Directors or committees of the Board of Directors.

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

Item 6.D. Employees.

As of December 31, 2020, we had five full time equivalent employees. We also had various consultants with specific expertise being utilized.

We have no labor-related litigation.

Item 6.E. Share Ownership.

The following table sets forth certain information as of April 23, 2021 regarding the beneficial ownership of our Common Stock by: each of our executive officers, each member of our board of directors and all officers and directors as a group. The number and percentage of our Common Stock beneficially owned by each person is based on 5,946,832 shares of our Common Stock outstanding as of April 23, 2021 and the Common Stock owned by such person determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934 (the "Exchange Act"). The information contained in the table below is not necessarily indicative of beneficial ownership for any other purpose.

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

Name and Address of Officers and Directors (1)	Number of Shares	Percentage of Shares Beneficially Owned

Marc Fogassa	3,295,640 (2)(3)	39.34%
Joel de Paiva Monteiro, Esq.	12,847	0.21%
Areli Nogueira da Silva Júnior	2,425	0.04%
Brian W. Bernier	40,216	0.67%
All Officers and Directors as a group (4 persons)	3,351,128 (2)(3)	39.93%

(1)	The address for each officer and director is: c/o Jupiter Gold Corporation, Rua Vereador João Alves Praes nº 95-A, Olhos D'Água, MG 39398-000, Brazil.
(2)

Includes 2,375,000 shares of common stock issuable to Mr. Fogassa upon exercise of options, the vast majority of which was awarded in lieu of any cash salary, with an average exercise price of $0.98 per share and an average maturity of 2.42 years.

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

The following table sets forth certain information as of April 23, 2021 regarding the beneficial ownership of our Common Stock by our major shareholders who beneficially own more than 5% of our voting securities. The number and percentage of our Common Stock beneficially owned by each person is based on 6,002,388 shares of our Common Stock outstanding as of April 23, 2021 and the Common Stock owned by such person determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934 (the "Exchange Act"). The information contained in the table below is not necessarily indicative of beneficial ownership for any other purpose.

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

Name and Address of Shareholder (1)	Number of Shares	Percentage of Shares Beneficially Owned

Marc Fogassa	3,295,640 (2)(3)	39.34%
Brazil Minerals, Inc.	1,804,924	25.06%
HSP Resources LLC	900,000	14.99%
Igor Tkachenko	320,000	5.33%

(1)	The mailing address for each listed shareholder is c/o Jupiter Gold Corporation, Rua Vereador João Alves Praes nº 95-A, Olhos D'Água, MG 39398-000, Brazil.
(2)

Includes 2,375,000 shares of common stock issuable to Mr. Fogassa upon exercise of options, the vast majority of which was awarded in lieu of any cash salary, with an average exercise price of $0.98 per share and an average maturity of 2.42 years.

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

To the best of our knowledge, as of April 23, 2021, over 99% of the outstanding shares of our common stock were beneficially owned or controlled by U.S. persons, and there were 70 record holders of our common stock who were U.S. persons.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Item 7.B. Related Party Transactions.

As of December 31, 2020, Jupiter Gold was owed $190,581 by Brazil Minerals, Inc. and its subsidiaries for expenses paid or loans made on behalf of the group, and for consideration paid in connection with the acquisition of fixed assets from the group, offset nominally by amounts accrued under the new service agreement. Details are available in the footnotes to the attached financial statements.

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

Item 10. Additional Information.

Item 10.A.

As of April 23, 2021, we had 6,002,388 shares of our Common Stock, par value $0.001 per share, and 1 share of our Preferred A Stock, par value $0.001 per share, issued and outstanding.

As of April 23, 2021, we had 40 million common shares and 10 million preferred shares authorized.

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

Interest Rate Risk

None; as of the date of this Annual Report, we had no fixed or floating rate indebtedness.

Item 12. Description of Securities Other than Equity Securities.

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None material

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not applicable.

Item 15. Controls and Procedures. Disclosure Controls And Procedures

Our management has evaluated the design, operation, and effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act as of December 31, 2020. On the basis of that evaluation, management concluded that our disclosure controls and procedures are designed, and are effective, to provide reasonable assurance that the information required to be disclosed in reports filed or submitted pursuant to the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the SEC, and that such information is accumulated and communicated to management to allow timely decisions regarding required disclosure.

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

Our management performed an assessment of the effectiveness of our internal control over financial reporting at December 31, 2019, utilizing the criteria described in the "Internal Control — Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. The objective of this assessment was to determine whether our internal control over financial reporting was effective at December 31, 2020.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis. In our assessment of the effectiveness of internal control over financial reporting at December 31, 2020, we did not identify material weaknesses.

Based on our assessment, and because of the lack of any material weakness as described above, we have concluded that our internal control over financial reporting was effective at December 31, 2020.

Management's Remediation Plan In Internal Controls

We will continue to monitor the effectiveness of our internal controls over financial reporting and to make any changes that our management deems appropriate

Changes In Internal Control Over Financial Reporting

Management does not believe that there have been any other changes in our internal control over financial reporting during the year ended December 31, 2020, which have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. Reserved

Item 16A. Audit Committee Financial Expert

Our Board of Directors currently acts as our audit committee. We do not currently have an independent member of our Board of Directors who qualifies as an "audit committee financial expert" as such term is usually defined.

Item 16B. Code of Ethics.

Our Board of Directors plans to adopt in 2021 a code of ethics to apply to all of our directors, officers, and employees.

Item 16C. Principal Accountant Fees and Services.

BF Borgers CPA PC has served as our independent auditors for our financial statements as of December 31, 2020 and for the year ended December 31, 2020. This firm billed the following fees to us for professional services related to such date and periods:

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

Item 18. Financial Statements.

The financial statements required by this item are found at the end of this annual report, beginning on page F-1.

Item 19. Exhibits.

Exhibit Number	Description of Exhibit

12.1	Certification of CEO Pursuant to Section 302 of Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley Act").*

12.2	Certification of CFO Pursuant to Section 302 of Sarbanes-Oxley Act.*

13.1	Certification Pursuant to Section 906 of Sarbanes-Oxley Act.*

*Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

JUPITER GOLD CORPORATION
(Registrant)

/s/ Marc Fogassa
By: Marc Fogassa
Title: Chief Executive Officer

Date: April 30, 2021

JUPITER GOLD CORPORATION

FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of Jupiter Gold Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Jupiter Gold Corporation and its subsidiaries (the "Company") as of December 31, 2020 and 2019, the related consolidated statements of operations and comprehensive loss, stockholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 2020 and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States.

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

Lakewood, Colorado

April 30, 2021

JUPITER GOLD CORPORATION

CONSOLIDATED BALANCE SHEETS

	December 31,
	2020	2019

ASSETS
Current assets:
Cash and cash equivalents	$67,552	$58,498
Deposits and advances	—	3,699
Related party receivables	190,581	94,575
Total current assets	258,133	156,772
Property and equipment, net	51,118	90,529
Intangible assets, net	13,590	2,044
Total assets	$322,841	$249,345

LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
Accounts payable and accrued expenses	$10,732	$17,618
Total current liabilities	10,732	17,618
Total liabilities	10,732	17,618

Stockholders' equity:
Series A preferred stock, $0.001 par value. 10,000,000 shares authorized; 1 share issued and outstanding	—	—
Common stock, $0.001 par value. 40,000,000 shares authorized; 5,780,165 and 4,890,424 shares issued and outstanding as of December 31, 2020 and 2019, respectively	5,780	4,890
Additional paid-in capital	2,327,244	1,702,636
Accumulated other comprehensive loss	(98,265)	16,398
Accumulated deficit	(1,922,650)	(1,492,197)
Total stockholders' equity	312,109	231,727
Total liabilities and stockholders' equity	322,841	$249,345

The accompanying notes are an integral part of the consolidated financial statements.

JUPITER GOLD CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Year Ended December 31,
	2020	2019	2018

Revenue	$—	$—	$8,525
Cost of revenue	—	—	—
Gross profit	—	—	8,525
Operating expenses:
Professional fees	26,659	22,518	11,410
General and administrative	266,802	143,555	194,561
Compensation and related costs	44,711	5,816	—
Stock based compensation	74,357	116,095	204,319
Total operating expenses	412,529	287,984	410,290
Loss from operations	(412,529)	(287,984)	(401,765)
Other expense (income):
Other expense (income)	17,924	24,344	—
Total other expense (income)	17,924	24,344	—
Loss before provision for income taxes	(430,453)	(312,328)	(401,765)
Provision for income taxes	—	—	—
Net loss	$(430,453)	$(312,328)	$(401,765)

Basic and diluted loss per share
Net loss per share	$(0.08)	$(0.07)	$(0.09)

Weighted-average number of common shares outstanding:
Basic and diluted	5,411,039	4,714,866	4,313,048

Comprehensive loss:
Net loss	$(430,453)	$(312,328)	$(401,765)
Foreign currency translation adjustment	(114,663)	5,716	9,455
Comprehensive loss	$(545,116)	$(306,612)	$(392,310)

The accompanying notes are an integral part of the consolidated financial statements.

JUPITER GOLD CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

	Series A Preferred Stock		Common Stock		Additional Paid-in	Accumulated Other Comprehensive	Accumulated	Noncontrolling	Total Stockholders'
	Shares	Value	Shares	Value	Capital	Income (Loss)	Deficit	Interests	Equity

Balance, December 31, 2017	1	$—	4,429,599	$4,430	$1,097,682	$1,227	$(778,104)	$	325,235
Issuance of common stock in connection with sales made under private offerings	—	—	5,000	5	4,995	—	—		5,000
Issuance of common stock in exchange for consulting, professional and other services	—	—	200,000	200	124,800	—	—		125,000
Stock based compensation	—	—	—	—	204,319	—	—		204,319
Change in foreign currency translation	—	—	—	—	—	9,455	—		9,455
Net income (loss)	—	—	—	—	—	—	(401,765)		(401,765)

Balance, December 31, 2018	1	$—	4,634,599	$4,635	$1,431,796	$10,682	$(1,179,869)	$—	267,244
Issuance of common stock in connection with sales made under private offerings	—	—	250,333	250	149,750	—	—	—	150,000
Issuance of common stock in exchange for consulting, professional and other services	—	—	5,492	5	4,995	—	—	—	5,000
Stock based compensation	—	—	—	—	116,095	—	—	—	116,095
Change in foreign currency translation	—	—	—	—	—	5,716	—	—	5,716
Net income (loss)	—	—	—	—	—	—	(312,328)	—	(312,328)

Balance, December 31, 2019	1	$—	4,890,424	$4,890	$1,702,636	$16,398	$(1,492,197)	$—	$231,727
Issuance of common stock in connection with sales made under private offerings	—	—	461,666	462	274,538	—	—	—	275,000
Conversion of convertible debenture(s) and other indebtedness into common stock	—	—	375,000	375	224,625	—	—	—	225,000
Issuance of common stock in exchange for consulting, professional and other services	—	—	53,075	53	31,792	—	—	—	31,845
Common stock warrants issued in connection with convertible note to related party	—	—	—	—	19,296	—	—	—	19,296
Stock based compensation	—	—	—	—	74,357	—	—	—	74,357
Change in foreign currency translation	—	—	—	—	—	(114,663)	—	—	(114,663)
Net income (loss)	—	—	—	—	—	—	(430,453)	—	(430,453)

Balance, December 31, 2020	1	$—	5,780,165	$5,780	$2,327,244	$(98,265)	$(1,922,650)	$—	$312,109

The accompanying notes are an integral part of the consolidated financial statements.

JUPITER GOLD CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2020	2019	2018
Cash flows from operating activities of continuing operations:
Net loss	$(430,453)	$(312,328)	$(401,765)
Adjustments to reconcile net loss to cash used in operating activities:
Stock based compensation and services	106,202	121,095	329,319
Amortization of debt discounts	19,296	—	—
Depreciation and amortization	20,528	24,654	17,978
Changes in operating assets and liabilities:
Deposits and advances	2,918	(182)	—
Accounts payable and accrued expenses	(4,158)	7,511	(4,167)
Net cash used in operating activities	(285,667)	(159,250)	(58,635)

Cash flows from investing activities:
Related party receivable	(192,687)	86,732	(24,354)
Acquisition of capital assets	(788)	(20,254)	(803)
Increase in intangible assets	(11,741)	—	—
Net cash provided by (used in) investing activities	(205,216)	66,478	(25,157)

Cash flows from financing activities:
Net proceeds from sale of common stock	275,000	150,000	5,000
Proceeds from convertible notes payable	225,000	—	—
Net cash provided by financing activities	500,000	150,000	5,000

Effect of exchange rates on cash and cash equivalents	(63)	(7)	(284)
Net increase (decrease) in cash and cash equivalents	9,054	57,221	(79,076)
Cash and cash equivalents at beginning of period	58,498	1,277	80,353
Cash and cash equivalents at end of period	$67,552	$58,498	$1,277

Supplemental disclosure of cash flow information:
Cash paid for interest	$—	$—	$—
Cash paid for income taxes	$—	$—	$—

Supplemental disclosure of non-cash investing and financing activities:
Shares issued in connection with conversion of debt and accrued interest	$225,000	$—	$—
Warrants issued in connection with convertible note payable	$19,296	—	—

The accompanying notes are an integral part of the consolidated financial statements.

JUPITER GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION, BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business

On July 27, 2016, Jupiter Gold Corporation ("Jupiter Gold" or the "Company") was incorporated under the laws of the Republic of the Marshall Islands. Concurrently, Brazil Minerals, Inc. ("Brazil Minerals"), a U.S. corporation, exchanged its 99.99% ownership in Mineração Jupiter Ltda ("MJL"), a Brazilian company, for 4,000,000 shares of Jupiter Gold's common stock. Brazil Minerals held an approximate 10.5% interest in the Company as of December 31, 2020.

The Company has 100%-ownership to several gold projects in development and in exploratory stages aggregating over 154,000 acres in Brazil. It also owns a modular gold recovery plant. The Company trades on the OTC Markets (Pink Open Market) under the symbol JUPGF.

Basis of Presentation

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles ("GAAP") of the United States of America and are expressed in United States dollars. For the years ended December 31, 2020, 2019 and 2018, the consolidated financial statements include the accounts of the Company and its 99.99% owned subsidiary, Mineração Jupiter Ltda.

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

The ability of the Company to continue as a going concern is dependent on the Company generating cash from its operations, the sale of its stock and/or obtaining debt financing. During the year ended December 31, 2020, the Company funded operations primarily through the sale of equity securities. Management plans to fund its capital requirements and ongoing operations from the sale of gold and minerals recovered from mining areas that the Company expects will become operational during 2021. Management intends to cover any operating losses by selling its equity securities and obtaining debt financing. There can be no assurance the Company will be successful in these efforts.

JUPITER GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

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

As of December 31, 2020, Jupiter Gold did not have any level 2 or 3 assets or liabilities.

Jupiter Gold's financial instruments consist of cash and cash equivalents, accounts payable, and accrued expenses. The carrying amount of these financial instruments approximates fair value due to either length of maturity or interest rates that approximate prevailing market rates unless otherwise disclosed in these consolidated financial statements.

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents to the extent that the funds are not being held for investment purposes. Funds held in Brazilian banks are insured up to 250,000 Brazilian Real (approximately $48,107 based on the December 31, 2020 exchange rate).

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

JUPITER GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

NOTE 1 – ORGANIZATION, BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Mineral Properties

Costs of exploration, carrying and retaining unproven mineral lease properties are expensed as incurred. Mineral property acquisition costs, including licenses and lease payments, are capitalized. Impairment losses are recorded on mineral properties used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. The Company did not recognize any impairment losses related to mineral properties held during the years ended December 31, 2020, 2019 and 2018.

For intangible assets purchased in a business combination, the estimated fair values of the assets received are used to establish their recorded values. For intangible assets acquired in a non-monetary exchange, the estimated fair values of the assets transferred (or the estimated fair values of the assets received, if more clearly evident) are used to establish their recorded values, unless the values of neither the assets received nor the assets transferred are determinable within reasonable limits, in which case the assets received are measured based on the carrying values of the assets transferred. Valuation techniques consistent with the market approach, income approach and/or cost approach are used to measure fair value. Intangible assets consist of mineral rights held by MJL and hold a recorded value of $13,590, the cost of fees paid to the Brazilian national mining department. These rights are held in perpetuity provided the Company remains in compliance with various government regulations and industry requirements.

Impairment of Long-Lived Assets

For long-lived assets, such as property and equipment and intangible assets subject to amortization, Jupiter Gold continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future undiscounted cash flows is less than the carrying amount of those assets, Jupiter Gold recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell.

 JUPITER GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

NOTE 1 – ORGANIZATION, BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition

The Company generates revenue from the sale of gold and other minerals excavated from its modular gold recovery plant located in a mining concession in Brazil.

The Financial Accounting Standards Board (“FASB”) Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606) outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. The guidance provided in Accounting Standards Codification (“ASC”) Topic 606 ("ASC 606") requires entities to use a five-step model to recognize revenue by allocating the consideration from contracts to performance obligations on a relative standalone selling price basis. Revenue is recognized when a customer obtains control of promised goods or services in an amount that reflects the consideration that the entity expects to receive in exchange for those goods or services. The standard also requires new disclosures regarding the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. ASC 606 also includes Subtopic 340-40, Other Assets and Deferred Costs – Contracts with Customers, which requires the deferral of incremental costs of obtaining a contract with a customer.

The Company recognizes revenue under ASC 606, Revenue from Contracts with Customers. The core principle of the new revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

·	Step 1: Identify the contract with the customer
·	Step 2: Identify the performance obligations in the contract
·	Step 3: Determine the transaction price
·	Step 4: Allocate the transaction price to the performance obligations in the contract
·	Step 5: Recognize revenue when the company satisfies a performance obligation

In order to identify the performance obligations in a contract with a customer, a company must assess the promised goods or services in the contract and identify each promised good or service that is distinct. A performance obligation meets ASC 606's definition of a "distinct" good or service (or bundle of goods or services) if both of the following criteria are met:

·	The customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer
·	The entity's promise to transfer the good or service to the customer is separately identifiable from other promises in the contract

If a good or service is not distinct, the good or service is combined with other promised goods or services until a bundle of goods or services is identified that is distinct.

JUPITER GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

NOTE 1 – ORGANIZATION, BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer. The consideration promised in a contract with a customer may include fixed amounts, variable amounts, or both. When determining the transaction price, an entity must consider the effects of all of the following:

·	Variable consideration
·	Constraining estimates of variable consideration
·	The existence of a significant financing component in the contract
·	Noncash consideration
·	Consideration payable to a customer

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

JUPITER GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

NOTE 1 – ORGANIZATION, BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Foreign Currency

Jupiter Gold's subsidiary, MJL, uses its local currency as its functional currency. Resulting translation gains or losses are recognized as a component of accumulated other comprehensive income. Transaction gains or losses related to balances denominated in a currency other than the functional currency are recognized in the consolidated statements of operations.

Basic Earnings (Loss) Per Share

The Company computes loss per share in accordance with ASC Topic 260, Earnings per Share, which requires presentation of both basic and diluted earnings per share on the face of the statement of operations. Basic loss per share is computed by dividing net loss available to common shareholders by the weighted average number of outstanding common shares during the period. Diluted loss per share gives effect to all dilutive potential common shares outstanding during the period. As of December 31, 2020, the Company's potentially dilutive securities relate to common stock issuable in connection with options. Diluted EPS excludes all dilutive potential shares if their effect is anti-dilutive.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current period presentation. These reclassifications had no impact on net earnings (loss) or and financial position.

Recent Accounting Pronouncements

The Company has implemented all new accounting pronouncements that are in effect and that may impact its financial statements and does not believe that there are any other new pronouncements that have been issued that might have a material impact on its financial position or results of operations except as noted below:

In August 2020, the FASB issued ASU No. 2020-06, Debt - Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging - Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity. ASU 2020-06 will simplify the accounting for convertible instruments by reducing the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models will result in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP. Convertible instruments that continue to be subject to separation models are (1) those with embedded conversion features that are not clearly and closely related to the host contract, that meet the definition of a derivative, and that do not qualify for a scope exception from derivative accounting and (2) convertible debt instruments issued with substantial premiums for which the premiums are recorded as paid-in capital. ASU 2020-06 also amends the guidance for the derivatives scope exception for contracts in an entity’s own equity to reduce form-over-substance-based accounting conclusions. ASU 2020-06 will be effective January 1, 2024, for the Company. Early adoption is permitted, but no earlier than January 1, 2021, including interim periods within that year. The Company is evaluating the effect of the adoption of ASU 2020-06 on the consolidated financial statements, but currently does not believe ASU 2020-06 will have a significant impact on the Company’s accounting for its convertible debt instruments. The effect will largely depend on the composition and terms of the financial instruments at the time of adoption.

In February 2020, the FASB issued ASU 2020-02, Financial Instruments-Credit Losses (Topic 326) and Leases (Topic 842) - Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 119 and Update to SEC Section on Effective Date Related to Accounting Standards Update No. 2016-02, Leases (Topic 842), which amends the effective date of the original pronouncement for smaller reporting companies. ASU 2016-13 and its amendments will be effective for the Company for interim and annual periods in fiscal years beginning after December 15, 2022. The Company believes the adoption will modify the way the Company analyzes financial instruments, but it does not anticipate a material impact on results of operations. The Company is in the process of determining the effects adoption will have on its consolidated financial statements.

JUPITER GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

NOTE 2 – COMPOSITION OF CERTAIN FINANCIAL STATEMENT ITEMS

Property and Equipment, Net

The following table sets forth the components of the Company's property and equipment at December 31, 2020 and December 31, 2019:

	December 31, 2020			December 31, 2019
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value

Computers and office equipment	$2,192	(867)	$1,325	$1,405	(0)	$1,405
Machinery and equipment	108,330	(62,571)	45,759	139,667	(66,704)	72,963
Vehicles	42,507	(38,473)	4,034	54,803	(38,642)	16,161
Total fixed assets	$153,029	$(101,911)	$51,118	$195,875	$(105,346)	$90,529

For the years ended December 31, 2020, 2019 and 2018, the Company recorded depreciation expense of $20,528, $24,654 and $17,978, respectively.

Related Party Receivables

As of December 31, 2020, related party receivables totaled $190,581. The entire amount is owed from Brazil Minerals for short term loans made and expenses paid by Jupiter Gold and MJL.

As of December 31, 2019, related party receivables totaled $94,575. This amount was comprised of the following components, (i) $3,787 is owed from a Brazil Minerals subsidiary to MJL for expenses paid on behalf of such subsidiary and (ii) $90,788 is owed from Brazil Minerals for short term loans made and expenses paid by Jupiter Gold and MJL.

NOTE 3 – STOCKHOLDERS' DEFICIT

Issued and Authorized

As of December 31, 2020, Jupiter Gold had 5,780,165 shares of its common stock and 1 share of its preferred stock issued and outstanding. As of December 31, 2020, Jupiter Gold had 40,000,000 common shares and 10,000,000 preferred shares authorized.

Common Stock

During the year ended December 31, 2020, Jupiter Gold issued and sold 461,666 shares of common stock for cash proceeds of $275,000. Additionally, the Company issued 53,075 shares of its common stock in exchange for fees and services totaling $31,845, or an average price of $0.60 per share which approximated fair market value. Lastly, the Company issued 375,000 shares of common stock in connection with the conversion of $225,000 of note principal with a related party.

JUPITER GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

NOTE 3 – STOCKHOLDERS' DEFICIT (CONTINUED)

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

Stock Options

During the year ended December 31, 2020, the Company granted to officers and directors as contractual compensation options to purchase an aggregate of 375,000 shares of its common stock. The options were valued at $74,357 in total. The options were valued using the Black-Scholes option pricing model with the following average assumptions: our stock price on date of grant ($0.300 to $0.525), a strike price of $0.01 to $1.04, expected dividend yield of 0%, historical volatility of 63.08%, risk-free interest rate of 0.29% to 1.69%, and an expected term of five to ten years.

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

JUPITER GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

NOTE 3 – STOCKHOLDERS' DEFICIT (CONTINUED)

The following table reflects all outstanding and exercisable options at December 31, 2020. All stock options immediately vest and are exercisable for a period of five to ten years from the date of issuance.

	Number of Options Outstanding and Vested	Weighted Average Exercise Price	Remaining Contractual Life (Years)	Aggregated Intrinsic Value
Outstanding, December 31, 2018	1,560,000	$1.08	3.53
Issued	360,000	1.00	4.54
Exercised	(–)	–	–
Forfeited	(–)	–	–
Outstanding, December 31, 2019	1,920,000	$1.06	2.91
Issued	375,000	0.69	5.68
Exercised	(–)	–	–
Forfeited	(–)	–	–
Outstanding and Vested, December 31, 2020	2,295,000	$1.00	2.52	$103,600

The remaining contractual life of the options outstanding as of December 31, 2020 ranges from 0.67 to 9.92 years.

Stock Warrants

During the year ended December 31, 2020, the Company issued warrants to purchase an aggregate of 200,000 shares of its common stock in connection with certain sales of its common stock. The warrants were valued at $110,053 in total. The warrants were valued using the Black-Scholes option pricing model with the following average assumptions: our stock price on date of grant ($0.75 to $0.97), a strike price of $0.60 to $0.90, expected dividend yield of 0%, historical volatility of 254.5% to 277.4%, risk-free interest rate of 0.15% to 0.54%, and an expected term of approximately six months.

During the year ended December 31, 2020, the Company issued warrants to purchase an aggregate of 67,000 shares of its common stock in connection with a $225,000 convertible note with a related party. The warrants were valued at $19,296. The warrants were valued using the Black-Scholes option pricing model with the following average assumptions: our stock price on date of grant ($0.35), a strike price of $0.60, expected dividend yield of 0%, historical volatility of 253.1%, risk-free interest rate of 1.42%, and an expected term of approximately two years.

The following table reflects all outstanding and exercisable warrants at December 31, 2020. All stock warrants are exercisable for a period ranging from one to four years from the date of issuance.

	Number of Warrants Outstanding	Weighted Average Exercise Price	Remaining Contractual Life (Years)	Aggregated Intrinsic Value
Outstanding, December 31, 2019	–	$–	–
Issued	267,000	0.79	1.74
Exercised	(–)	–	–
Forfeited	(–)	–	–
Outstanding, December 31, 2020	267,000	$0.79	1.18	$42,450

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Service Agreement

Commencing November 1, 2017, Jupiter Gold established a cost sharing arrangement with Brazil Minerals whereby it agreed to pay $1,250 per month for support services including facilities and personnel.

Monthly Honorarium

MJL pays as honorarium to its administrator, Jupiter Gold's Chief Executive Officer, the minimum monthly salary as set annually by the Brazilian government. The minimum monthly salary was approximately $204 (or 1,045 Brazilian Reais) during 2020, $252 (or 998 Brazilian Reais) during 2019, and $246 (or 954 Brazilian Reais) during 2018.

JUPITER GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

NOTE 5 – SUBSEQUENT EVENTS

In light of the SEC's Division of Corporate Finance Disclosure Guidance Topic Number 9, dated March 25, 2020, on the impact of COVID-19, the Company notes the following as of April 30, 2021:

·	The Company has not had any reports of COVID-19 among its workforce;

·	The Company has been able to continue to advance its three primary projects with minimal disruption;

·	Some exploratory research of other projects has been delayed because of certain key personnel not being able to travel;

·	In 2021, the Company has received gross proceeds of $50,000 from the exercise of warrants and issuance of securities to support ongoing operations.

In accordance with FASB ASC 855-10 Subsequent Events, the Company has analyzed its operations subsequent to December 31, 2020 to the date these consolidated financial statements were issued, and has determined that it does not have any material subsequent events to disclose in these consolidated financial statements.