Form 20-F
period 2021-12-31
Jupiter Gold Corp
filed 2022-04-29
CIK 1684688

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

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

Not Applicable

(Translation of Registrant’s name into English)

Republic of the Marshall Islands

(Jurisdiction of incorporation or organization)

Rua Vereador João Alves Praes nº 95-A

Olhos D’Água, MG 39398-000, Brazil

(Address of principal executive offices)

Marc Fogassa

Rua Vereador João Alves Praes nº 95-A

Olhos D’Água, MG 39398-000, Brazil

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

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

There were 6,148,212 shares outstanding on December 31, 2021.

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

☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes ☒ No

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F contains or incorporates by reference forward-looking statements. All statements, other than statements of historical facts, that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future are forward-looking statements. Such statements are characterized by terminology such as “anticipates,” “believes,” “expects,” “future,” “intends,” “assuming,” “projects,” “plans,” “will,” “should” and similar expressions or the negative of those terms or other comparable terminology. These forward-looking statements, which include statements about the mineral industry; market size, share and demand; performance; our expectations, objectives, anticipations, intentions and strategies regarding the future, expected operating results, revenues and earnings and potential litigation are not guarantees of future performance and are subject to risks and uncertainties, including those risks described under the heading “Risk Factors” set forth herein, or in the documents incorporated by reference herein, that could cause actual results to differ materially from the results contemplated by the forward-looking statements.

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

We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. You are advised, however, to consult any additional disclosures we make in our reports on Form 20-F and Form 6-K, or their successors. We also note that we have provided a cautionary discussion of risks and uncertainties under the caption “Risk Factors” in this Annual Report. These are factors that we think could cause our actual results to differ materially from expected results. Other factors besides those listed here could also adversely affect us.

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

Item 2. Offer Statistics and Expected Timetable.

Not applicable.

Item 3. Key Information.

Item 3.A. Selected Financial Data.

Our selected financial data are found in our audited consolidated financial statements as of December 31, 2021, and for the year from January 1, 2021 to December 31, 2021, which are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”), which should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in these statements.

Except as may be otherwise indicated, all dollar amounts are stated in U.S. dollars, the Registrant’s reporting currency. The following table sets out the exchange rates, based on the data from the website of Brazil’s “Banco Central” (an equivalent to the U.S. Federal Reserve), for the conversion of the Brazilian real (R$) currency into the United States dollar (US$), for the period from January 1, 2021 to December 31, 2021. The average exchange rates are based on the average of the daily closing exchange rates during such periods:

	Average		High		Low		Close

Fiscal Year Ended 12/31/2021	R$	5.3955	R$	5.8397	R$	4.9200	R$	5.5805

The exchange rate on December 31, 2021 was R$5.5805 Brazilian reais per one U.S. dollar.

Item 3.B. Capitalization and Indebtedness.

As of December 31, 2021, we had issued 6,148,212 shares of Common Stock and 1 share of a Series A Preferred Stock.

As of December 31, 2021, we had current liabilities of $14,417 all of which was unsecured and attributable to non-related parties. We had no long-term liabilities.

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

The Brazilian economy has been characterized by frequent, and occasionally drastic, intervention by the Brazilian government, which has often changed monetary, credit and other policies to influence the economy. Actions taken by the Brazilian government concerning the economy may have important effects on us. Our financial condition and results of operations may be adversely affected by the following factors, among others, and by any of the Brazilian government’s actions in response to them: economic and social instability, energy and/or fuel shortages, exchange rate controls and restrictions on remittances abroad, and tax policy.

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

The price and liquidity of our Common Stock may be affected by a variety of factors and events outside of our control, some, but not all, of which are listed below:

●	overall market conditions;
●	changes in the market valuations of other similar or comparable companies;
●	announcements by competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;
●	the absence of consistent administrative supervision of “bid” and “ask” quotations;
●	adoption of new accounting standards;
●	changes in estimates and recommendations by advisors and analysts; and
●	changes in gold prices.

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

Our operating results may fluctuate significantly from period to period, due to a number of factors. These factors include, but are not limited to:

●	the global price for gold;
●	costs related to our operations;
●	the Brazilian real – U.S. dollar exchange rate;
●	extreme weather periods;
●	delays in licensing of mines or mineral properties;
●	departures of key personnel;
●	research results related to any of their projects and mineral rights;
●	new mining, environmental, and/or tax regulations in Brazil; and
●	fluctuations in economic, political, and market conditions.

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

Our Common Stock may be considered a “penny stock” and may be difficult to sell.

The U.S. Securities and Exchange Commission (the “SEC”) has adopted regulations which generally define a “penny stock” to be an equity security that has a market price of less than US$5.00 per share or an exercise price of less than US$5.00 per share, subject to specific exemptions. The SEC’s penny stock rules require a broker-dealer, before a transaction in a penny stock not otherwise exempt from the rules, to deliver to its customer a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and the salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account. In addition, the penny stock rules generally require that before a transaction in a penny stock, the broker-dealer make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s agreement to the transaction. These rules may adversely impact the liquidity of our Common Stock and may affect the ability of investors to sell their shares.

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

Mr. Fogassa, our Chairman and Chief Executive Officer, is also Chairman and Chief Executive Officer of Brazil Minerals, Inc. (“Brazil Minerals”), our largest shareholder. Potential conflicts of interest may occur between us and Brazil Minerals as related to allocation of opportunities and of Mr. Fogassa’s working time, among others. As a practical manner to diminish or eliminate such potential conflicts of interests between these two companies, the Board of Directors of each company has a different composition. In board votes that involve a potential conflict of interest, Mr. Fogassa recuses himself, and let the disinterested directors decide.

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

Our Bylaws include a fee-shifting provision in Article VI, Section 7 for stockholder claims (the “Fee Shifting Provision”), which reads as follows: “In the event that (a) any current or prior shareholder of the Company or anyone on their behalf (“Claiming Party”) initiates or asserts any claim or counterclaim (“Claim”) or joins, offers assistance to, or has a direct interest in any Claim against the Corporation and/or any of its shareholders, officers, or directors (together, the Corporation and/or any of its shareholders, officers, or directors are henceforth called “Receiving Parties”), including any Claim purportedly filed on behalf of the Corporation or any shareholder, whether direct or derivative, in any jurisdiction, and (b) the Claiming Party (or the third party that received assistance from the Claiming Party or in whose Claim the Claiming Party had a direct interest) does not obtain a favorable judgment on all of the merits of its Claim, with such determination made by the Corporation, then each Claiming Party shall be obligated jointly and severally to reimburse the Receiving Parties for all fees, costs and expenses of every kind and description (including, but not limited to, all attorneys’ fees) that the Receiving Parties may incur in connection with such Claim.”

The Fee Shifting Provision was adopted to eliminate or decrease nuisance and frivolous litigation. We intend to apply the Fee Shifting Provision broadly to all actions, including U.S. federal securities law claims. The level of recovery for the plaintiff to avoid any payment, quoting verbatim the language of the Fee Shifting Provision, would necessitate such plaintiff obtaining a “favorable judgment on all of the merits of its Claim.” The Fee Shifting Provision is intended to apply to “any current or prior shareholder of the Company or anyone on their behalf” and the Company will make such determination based on the facts of any case it may encounter. The parties entitled to recover, quoting verbatim, are “the Corporation and/or any of its shareholders, officers, or directors.”

We are incorporated in the Marshall Islands, which may have fewer rights and protections for shareholders.

We are incorporated in the Republic of the Marshall Islands (“Marshall Islands”). Our corporate affairs are governed by our Articles of Incorporation and Bylaws and by the Marshall Islands Business Corporations Act (the “BCA”). The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain U.S. jurisdictions. Shareholder rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, our public shareholders may have more difficulty in protecting their interests in the face of actions by management, directors or controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction. Further, the Marshall Islands does not have a well-developed body of bankruptcy law. As such, in the case of our bankruptcy, there may be a delay of bankruptcy proceedings and the ability of shareholders and creditors to receive recovery after a bankruptcy proceeding. Additionally, our incorporation in the Marshall Islands may make service of process more difficult.

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

Emerging Growth Company Status

We may be deemed to be an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or JOBS Act. As long as we remain an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding an annual nonbinding advisory vote on executive compensation and seeking nonbinding stockholder approval of any golden parachute payments not previously approved. We may take advantage of these reporting exemptions until we are no longer an “emerging growth company.”

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

We will remain an “emerging growth company” for up to five years, or December 31, 2022, although we would cease to be an “emerging growth company” prior to such time if we have more than $1,070,000,000 in annual revenue, more than $700,000,000 in market value of our common stock is held by non-affiliates, or we issue more than $1,000,000,000 of non-convertible debt over a three-year period.

Item 4A. Unresolved Staff Comments.

Not applicable.

Item 5. Operating and Financial Review and Prospects.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the financial statements and the related notes and other information included elsewhere in this registration statement. This discussion contains forward-looking statements that are based on management’s current expectations, estimates and projections about our business and operations. Our actual results may differ materially from those currently anticipated and expressed in such forward-looking statements and as a result of the factors we describe under “Risk Factors” and elsewhere in this filing. See “Special Note Regarding Forward-looking Statements” and “Risk Factors.” We undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

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

Geological Map:

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

Geological Map:

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

Location Map:

Geological Map:

Market

Quartzite is a very hard rock composed predominantly of an interlocking mosaic of quartz crystals. Recently polished quartzite slabs have become sought after as a higher-end substitute to granite in kitchen countertops and tiles. Brazil has a flourishing quartzite mining industry centered in the neighboring the states of Minas Gerais and Espírito Santo with smaller producers being the norm. Each quarry produces quartzite of different color and texture and therefore stones are unique to their location. Mining is via simple open pit procedures, not particularly labor intensive, and with the mined product normally prepared as cubes of raw quartzite measuring ten meters in each diameter. Buyers are normally responsible for the logistics of transporting such raw quartzite blocks from the mine. Buyers for quartzite mined in Brazil are primarily from four locations: Brazil itself, United States, China, and Italy. It is common for mines to develop an exclusive selling relationship to a buyer.

Summary of Our Quartzite Opportunity

While we are primarily focused on gold, in one of our mineral rights, measuring 233 acres, a greenfield deposit of quartzite was identified by our exploration team and became our “Quartzite Project”.

In 2021, we studied the Quartzite Project with detailed drilling and a preliminary volumetric estimate of a deposit was obtained. In 2021, Yan Taffner Binda, a mining engineer with vast experience in quartzite who meets the “Qualified Person” criteria under Item 1300 of Regulation S-K, prepared the mining plan for an open pit quarry at the Quartzite Project. An initial mining license from the Brazilian mining department, has been obtained.

In 2021, Geoline, an independent engineering and environmental licensing consultancy, performed the field studies needed to file our petition to the applicable regulatory body for an operation license. Our expectation is to obtain such approval in 2022 and to start operations two to three months thereafter. We anticipate that our quartzite quarry will require five on-site full-time employees; expected prices for the type of color and texture of the quartzite anticipated to be mined range from $1,200 to $2,000 per cubic meter.

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

Geological Map:

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

Geological Map:

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

Geological Map:

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

Geological Map:

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

Geological Map:

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

The use of centrifugal concentrators for free gold recovery from alluvial ore has been a common practice in the mining industry for decades. This method uses the difference in intrinsic densities for separation; whereas the native gold density is 19.0 g/cm³, and the density of silica, the main component of the waste, is approximately 2.6 g/cm³. This equipment has several advantages over other processes, such as:

●	No use of chemicals (such as cyanide and mercury)
●	Low maintenance and low energy consumption
●	Recovery of gold in a wide particle size range
●	Simple installation and operation, with excellent mobility

An example of a gold bar obtained from the processing of material in our plant is below.

Results of Operations

Fiscal Year Ended December 31, 2021 Compared to Fiscal Year Ended December 31, 2020

We did not record any revenue during the year ended December 31, 2021, compared to revenue of $0 during the year ended December 31, 2020. We expect revenues to increase in future periods as we increase our mining operations; however, can offer no assurances that we will be successful in efforts.

Our operating expenses are comprised primarily of stock-based compensation, general administrative expenses, and to lesser extent professional fees and other compensation related costs. Operating expenses totaled $546,989 for the year ended December 31, 2021, compared to operating expenses of $411,662 during the year ended December 31, 2020. The increase in operating expenses of 32,9% is explained primarily by increased general and administrative expenses and compensation costs.

We incurred a net loss of $548,438 for the year ended December 31, 2021, representing an increase of $138,148, or 36.7%, compared to a net loss of $410,290 incurred during the year ended December 31, 2020.

Net cash used in operating activities was $377,580 for the year ended December 31, 2021, compared to net cash used in operating activities of $285,667 during the year ended December 31, 2020. Net cash used in investing activities was $105,378 for the year ended December 31, 2021, compared to net cash provided by investing activities of $205,216 during the year ended December 31, 2020. Net cash provided by financing activities was $205,496 for the year ended December 31, 2021, compared to $500,000 during the year ended December 31, 2020.

Liquidity and Capital Resources

As of December 31, 2021, we had total current assets of $86,052 and total current liabilities of $14,417 for a current ratio of 6 to 1.0 and working capital of $71,634. By comparison, we had total current assets of $258,133 and total current liabilities of $10,732 for a current ratio of 24.1 to 1.0 and working capital of $247,401 at December 31, 2020. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

For both the years ended December 31, 2021 and 2020, our primary source of liquidity was derived from the sale of our common stock. We expect that our primary source of liquidity will continue to be generated from the sale of our common stock, as well as increased revenues generated from the operation of our modular plant.

Item 5.C. R&D, Patents and Licenses

None, except mineral rights described above.

Item 5.E. Off-Balance Sheet Arrangements

None.

Item 5F. Tabular Disclosure of Contractual Obligations.

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2020, due on demand:

Payable To	Description	Amount

Various third-parties	Professional fees and other general obligations	$14,417

Item 6. Directors, Senior Management and Employees.

Item 6.A. Directors and Senior Management.

Our officers and directors as of April 27, 2022 were as follows:

Name	Age	Position

Marc Fogassa	55	Chairman of the Board of Directors, Chief Executive Officer, and Chief Financial Officer
Joel de Paiva Monteiro, Esq.	32	Director, Vice-President of Administration and Operations, and Secretary
Areli Nogueira da Silva Júnior	42	Director, and Vice-President, Mineral Exploration
Brian W. Bernier	64	Vice-President, Corporate Development and Investor Relations

Executive officers are appointed by and serve at the pleasure of our Board of Directors. A biography of each director and officer follows.

Marc Fogassa is our Founder and has been our Chairman and Chief Executive Officer since July 2016. He has lengthy investment experience in executive management for mining projects, as well as in venture capital and capital markets, and has served on boards of directors of multiple private companies. Mr. Fogassa double majored at the Massachusetts Institute of Technology (M.I.T.), graduating with two Bachelor of Science degrees in 1990. He later graduated from the Harvard Medical School with a Doctor of Medicine degree in 1995, and also from the Harvard Business School with a Master in Business Administration degree in 1999. Mr. Fogassa was born in Brazil and is fluent in Portuguese and English. Mr. Fogassa is also the Chairman and Chief Executive Officer of Brazil Minerals, Inc., one of our shareholders, and of Apollo Resources Corporation.

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

Brian W. Bernier has been a consultant to us since 2019 and became our Vice-President, Corporate Development and Investor Relations in 2020. Mr. Bernier has worked in the business development and investor relations sector for over three decades, and was most recently at a regional investment bank. He graduated with a degree in Management from Boston University.

There are no family relationships between or among any of the persons listed above.

Item 6.B. Compensation.

We adopted an incentive plan (the “2016 Incentive Plan”) to compensate employees, directors, and consultants, and allow it to acquire and retain human talent. The 2016 Incentive Plan is hereby incorporated by reference to Exhibit 10.7 in our Registration Statement on Form F-1 (Registration No. 333-214872) filed with the Securities and Exchange Commission on December 1, 2016 (the “F-1”).

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

As of December 31, 2021, the other two directors receive together monthly cash compensation amounting to an aggregate of 2,500 Brazilian real (approximately $481 at the then current exchange rate). Board members will be reimbursed for reasonable travel expenses associated with attending any meetings of the Board of Directors or committees of the Board of Directors.

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

Item 6.D. Employees.

As of December 31, 2021, we had five full time equivalent employees. We also had various consultants with specific expertise being utilized.

Item 6.E. Share Ownership.

The following table sets forth certain information as of April 27, 2022 regarding the beneficial ownership of our Common Stock by: each of our executive officers, each member of our board of directors and all officers and directors as a group. The number and percentage of our Common Stock beneficially owned by each person is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934 (the “Exchange Act”). The information contained in the table below is not necessarily indicative of beneficial ownership for any other purpose.

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

Name and Address of Officers and Directors (1)	Number of Shares		Percentage of Shares Beneficially Owned

Marc Fogassa	3,206,466	(2)(3)	38.11%
Joel de Paiva Monteiro, Esq.	22,441		0.37%
Areli Nogueira da Silva Júnior	7,223		0.12%
Brian W. Bernier	63,884		1.04%
All Officers and Directors as a group (4 persons)	3,300,014	(2)(3)	39.22%

(1)	The address for each officer and director is: c/o Jupiter Gold Corporation, Rua Vereador João Alves Praes nº 95-A, Olhos D’Água, MG 39398-000, Brazil.

(2)

Includes 2,375,000 shares of common stock issuable to Mr. Fogassa upon exercise of options, the vast majority of which was awarded in lieu of any cash salary, with an average exercise price of $0.98 per share and an average maturity of 2.42 years.

(3)	Mr. Fogassa owns the only outstanding share of our Series A Convertible Preferred Stock (“Preferred A Stock”). The Certificate of Designations, Preferences and Rights of our Preferred A Stock provides that for so long as Preferred A Stock is issued and outstanding, the holders of Preferred A Stock shall vote together as a single class with the holders of our common stock, with the holders of Preferred A Stock being entitled to 51% of the total votes on all matters regardless of the actual number of shares of Preferred A Stock then outstanding, and the holders of our common stock being entitled to their proportional share of the remaining 49% of the total votes based on their respective voting power. Mr. Fogassa is thus deemed to have voting control on all matters requiring a stockholder vote. The Certificate of Designations, Preferences and Rights of our Preferred A Stock is hereby incorporated by reference to Exhibit 1.4 in our F-1.

Item 7. Major Shareholders and Related Party Transactions.

A.	Major Shareholders

The following table sets forth certain information as of April 27, 2022 regarding the beneficial ownership of our Common Stock by our major shareholders who beneficially own more than 5% of our voting securities. The number and percentage of our Common Stock beneficially owned by each person is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934 (the “Exchange Act”). The information contained in the table below is not necessarily indicative of beneficial ownership for any other purpose.

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

Name and Address of Shareholder (1)	Number of Shares		Percentage of Shares Beneficially Owned

Marc Fogassa	3,206,466	(2)(3)	38.11%
Brazil Minerals, Inc.	1,804,925		24.56%
HSP Resources LLC	900,000		14.64%
Igor Tkachenko	350,000		5.69%

(1)	The mailing address for each listed shareholder is c/o Jupiter Gold Corporation, Rua Vereador João Alves Praes nº 95-A, Olhos D’Água, MG 39398-000, Brazil.

(2)

Includes 2,265,000 shares of common stock issuable to Mr. Fogassa upon exercise of options, the majority of which was awarded in lieu of any cash salary, with an average exercise price of $0.88 per share and an average maturity of 3.78 years.

(3)	Mr. Fogassa owns the only outstanding share of our Series A Convertible Preferred Stock (“Preferred A Stock”). The Certificate of Designations, Preferences and Rights of our Preferred A Stock provides that for so long as Preferred A Stock is issued and outstanding, the holders of Preferred A Stock shall vote together as a single class with the holders of our common stock, with the holders of Preferred A Stock being entitled to 51% of the total votes on all matters regardless of the actual number of shares of Preferred A Stock then outstanding, and the holders of common stock being entitled to their proportional share of the remaining 49% of the total votes based on their respective voting power. Mr. Fogassa is thus deemed to have voting control on all matters requiring a stockholder vote.

To the best of our knowledge, as of April 27, 2022, over 99% of the outstanding shares of our common stock were beneficially owned or controlled by U.S. persons, and there were 70 record holders of our common stock who were U.S. persons.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Item 7.B. Related Party Transactions.

As of December 31, 2021, Jupiter Gold was owed $6,360 by Brazil Minerals, Inc. and its subsidiaries for expenses paid or loans made on behalf of the group, and for consideration paid in connection with the acquisition of fixed assets from the group, offset nominally by amounts accrued under the new service agreement. Details are available in the footnotes to the attached financial statements.

Item 7.C. Interests of Experts and Counsel.

Not applicable.

Item 8. Financial Information.

Item 8.A. Consolidated Statements and Other Financial Information.

Our consolidated financial statements are stated in U.S. Dollars (US$) and are prepared in accordance with United States Generally Accepted Accounting Principles (“GAAP”).

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

Item 10. Additional Information.

Item 10.A.

As of December 31, 2021, we had 6,148,212 shares of our Common Stock, par value $0.001 per share, and 1 share of our Preferred A Stock, par value $0.001 per share, issued and outstanding.

As of December 31, 2021, we had 40 million common shares and 10 million preferred shares authorized.

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

Registration Rights Agreement

The Registration Rights Agreement provides that whenever we propose to register any of its securities under the Securities Act of 1933, as amended (the “Securities Act”) and the registration form to be used may be used for the registration and contemplated disposition of Registrable Securities (a “Piggyback Registration”), we will give prompt written notice to Brazil Minerals of its intention to effect such a registration so that such notice is received by Brazil Minerals at least twenty (20) days before the anticipated filing date. We will include in such registration all securities covered by the Registration Agreement (“Registrable Securities”) with respect to which we has received a written request for inclusion therein subject to any limitations on the number of shares that may be registered for resale that may be imposed by law, including positions of the staff of the SEC. In connection with each Piggyback Registration, all of the expenses incurred in compliance with the aforesaid, including, without limitation, all registration and filing fees, printing expenses, fees and disbursements of our counsel and our blue sky fees and expenses will be paid by us and Brazil Minerals shall pay all of the underwriting discounts and selling commissions applicable to the sale of Registrable Securities and all fees and disbursements of counsel for Brazil Minerals attributable to the sale of its securities pursuant to the Piggyback Registration.

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

The Brazilian legislation allows the investment in the capital market by individuals or legal entities, by means of the acquisition of shares and other securities. These investments, designated “portfolio investments”, when performed by non-residents, are subject to registration with the Brazilian Central Bank and Brazilian Securities Commissions (“CVM”), and according to the Resolution n. 4.373, of September 29, 2014 of the Brazil Monetary Council (“CMN”) can be made through Depositary Receipts, with the investor represented by institution authorized to work by Brazil’s Central Bank.

The non-resident investors must indicate one or more attorneys-in-fact in Brazil, which should be institution authorized to work by Central Bank and will be responsible mainly for the provision of information and for the registrations with the Central Bank and the CVM. The registration of the portfolio investments with the Central Bank’s electronic system constitutes an obligatory requirement for remittances abroad as distribution of profits and/or interest on equity, and repatriation of the capital invested. Such remittances may be made by means of a foreign exchange contract between the Brazilian company remitting the funds and a Brazilian commercial bank duly authorized to operate in the foreign exchange market (Depositary Receipts). Such foreign exchange contract reflects the exchange of Brazilian currency into foreign currency, at the rate agreed with the Brazilian commercial bank.

Under current Brazilian legislation, the federal government may impose temporary restrictions on remittances of foreign capital abroad in the event of a serious imbalance or an anticipated serious imbalance of Brazil’s balance of payments. For approximately six months in 1989 and early 1990, the federal government froze all dividend and capital repatriations held by the Central Bank that were owed to foreign equity investors, in order to conserve Brazil’s foreign currency reserves. These amounts were subsequently released in accordance with federal government directives. There can be no assurance that the federal government will not impose similar restrictions on foreign repatriations in the future.

The likelihood of the imposition of such restrictions by the Brazilian government may be affected by, among other factors, the extent of Brazil’s foreign currency reserves, the availability of sufficient foreign currency on the date a payment is due, the size of Brazil’s debt service burden relative to the economy as a whole, Brazil’s policy towards the International Monetary Fund and political constraints to which Brazil may be subject.

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

You may read and copy any documents that we file with the SEC, including this Report and the related exhibits, without charge at the Securities and Exchange Commission’s public reference room at 100 F Street, N.W., Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the public reference room of the Commission at 100 F Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. In addition, the documents incorporated by reference into this Report are publicly available through the web site maintained by the Securities and Exchange Commission at www.sec.gov.

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

Item 15. Controls and Procedures. Disclosure Controls And Procedures

Our management has evaluated the design, operation, and effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act as of December 31, 2021. On the basis of that evaluation, management concluded that our disclosure controls and procedures are designed, and are effective, to provide reasonable assurance that the information required to be disclosed in reports filed or submitted pursuant to the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the SEC, and that such information is accumulated and communicated to management to allow timely decisions regarding required disclosure.

Management’s Report On Internal Control Over Financial Reporting

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

Our management performed an assessment of the effectiveness of our internal control over financial reporting at December 31, 2020, utilizing the criteria described in the “Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. The objective of this assessment was to determine whether our internal control over financial reporting was effective at December 31, 2021.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis. In our assessment of the effectiveness of internal control over financial reporting at December 31, 2021, we did not identify material weaknesses.

Based on our assessment, and because of the lack of any material weakness as described above, we have concluded that our internal control over financial reporting was effective at December 31, 2021.

Management’s Remediation Plan In Internal Controls

We will continue to monitor the effectiveness of our internal controls over financial reporting and to make any changes that our management deems appropriate

Changes In Internal Control Over Financial Reporting

Management does not believe that there have been any other changes in our internal control over financial reporting during the year ended December 31, 2021, which have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. Reserved

Item 16A. Audit Committee Financial Expert

Our Board of Directors currently acts as our audit committee. We do not currently have an independent member of our Board of Directors who qualifies as an “audit committee financial expert” as such term is usually defined.

Item 16B. Code of Ethics.

Our Board of Directors plans to adopt in 2022 a code of ethics to apply to all of our directors, officers, and employees.

Item 16C. Principal Accountant Fees and Services.

BF Borgers CPA PC has served as our independent auditors for our financial statements as of December 31, 2021 and for the year ended December 31, 2021. This firm billed the following fees to us for professional services related to such date and periods:

Audit Fees	$8,100
Audit-Related Fees	—
Tax Fees	—
All Other Fees	—
Total	$8,100

BF Borgers CPA PC also served as our independent auditors for our financial statements as of December 31, 2020 and for the year ended December 31, 2020. This firm billed $8,100 in audit fees for professional services related to such date and periods.

“Audit Fees” are the aggregate fees billed for the audit of our annual financial statements. This category also includes services that generally the independent accountant provides, such as consents and assistance with and review of documents filed with the SEC.

“Audit-Related Fees” are the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit and are not reported under Audit Fees. These fees include mainly accounting consultations regarding the accounting treatment of matters that occur in the regular course of business, implications of new accounting pronouncements and other accounting issues that occur from time to time.

“Tax Fees” are the aggregate fees billed for professional services rendered for tax compliance, tax advice, other than in connection with the audit. Tax compliance involves preparation of original and amended tax returns, tax planning and tax advice.

“All Other Fees” are the aggregate fees billed for products and services, other than the services reported on the preceding lines.

All of the audit and non-audit services to us were pre-approved by our Board of Directors.

Item 16D. Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

None.

Item 16F. Change in Registrant’s Certifying Accountant.

Not applicable.

Item 16G. Corporate Governance.

Not applicable.

Item 16H. Mine Safety Disclosure.

Not applicable.

PART III

Item 17. Financial Statements.

We have responded to Item 18 in lieu of this item.

Item 18. Financial Statements.

The financial statements required by this item are found at the end of this annual report, beginning on page F-1.

Item 19. Exhibits.

Exhibit Number	Description of Exhibit

12.1	Certification of CEO Pursuant to Section 302 of Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley Act”).*

12.2	Certification of CFO Pursuant to Section 302 of Sarbanes-Oxley Act.*

13.1	Certification Pursuant to Section 906 of Sarbanes-Oxley Act.*

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

JUPITER GOLD CORPORATION

FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of Jupiter Gold Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Jupiter Gold Corporation as of December 31, 2021 and 2020, the related statements of operations, stockholders’ equity (deficit), and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and has a significant accumulated deficit. In addition, the Company continues to experience negative cash flows from operations. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/S/ BF Borgers CPA PC

We have served as the Company’s auditor since 2016

Lakewood, CO

April 29, 2022

PCAOB ID: 5041

JUPITER GOLD CORPORATION

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2021	2020

ASSETS
Current assets:
Cash and cash equivalents	$849	$67,552
Deposits and advances	-	-
Related party receivables	85,203	190,581
Total current assets	86,052	258,133
Property and equipment, net	31,404	51,985
Intangible assets, net	12,796	12,723
Total assets	$130,251	$322,841

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable and accrued expenses	$14,417	$10,732
Total current liabilities	14,417	10,732
Total liabilities	14,417	10,732

Stockholders’ equity:
Series A preferred stock, $0.001 par value. 10,000,000 shares authorized; 1 share issued and outstanding	-	-
Common stock, $0.001 par value. 40,000,000 shares authorized; 5,780,165 and 4,890,424 shares issued and outstanding as of December 31, 2020 and 2019, respectively	6,148	5,780
Additional paid-in capital	2,604,701	2,327,244
Accumulated other comprehensive loss	(23,927)	(98,265)
Stock purchase warrants	-	-
Accumulated deficit	(2,471,088)	(1,922,650)
Total stockholders’ equity	115,834	312,109
Total liabilities and stockholders’ equity	130,251	322,841

The accompanying notes are an integral part of the consolidated financial statements.

JUPITER GOLD CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Year Ended December 31,	Year Ended December 31,
	2021	2020

Revenue	$-	$-
Cost of revenue	-	-
Gross profit	-	-
Operating expenses:
Professional fees	47,970	26,659
General and administrative	243,466	265,935
Compensation and related costs	106,701	44,711
Stock based compensation	148,853	74,357
Total operating expenses	546,989	411,662
Loss from operations	(546,989)	(411,662)
Other expense (income):
Other expense (income)	(1,449)	(1,372)
Total other expense (income)	(1,449)	(1,372)
Loss before provision for income taxes	(548,438)	(410,290)
Provision for income taxes	-	-
Net loss	$(548,438)	$(410,290)

Basic and diluted loss per share
Net loss per share	$(0.09)	$(0.08)

Weighted-average number of common shares outstanding:
Basic and diluted	6,148,212	5,411,039

Comprehensive loss:
Net loss	$(548,438)	$(410,290)
Foreign curreny translation adjustment	74,338	(114,663)
Comprehensive loss	$(474,100)	$(524,953)

The accompanying notes are an integral part of the consolidated financial statements.

JUPITER GOLD CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

	Series A Preferred Stock		Common Stock		Additional Paid-in	Accumulated Other Comprehensive	Accumulated	Noncontrolling	Total Stockholders’
	Shares	Value	Shares	Value	Capital	Income (Loss)	Deficit	Interests	Equity

Balance, December 31, 2019	1	$-	4,890,424	$4,890	$1,702,636	$16,398	$(1,492,197)	$-	$231,727

Issuance of common stock in connection with sales made under private offerings	-	-	461,666	462	274,538	-	-	-	275,000
Conversion of convertible debenture(s) and other indebtedness into common stock	-	-	375,000	375	224,625	-	-	-	225,000
Issuance of common stock in exchange for consulting, professional and other services	-	-	53,075	53	31,792	-	-	-	31,845
Stock based compensation	-	-	-	-	74,357	-	-	-	74,357
Change in foreign currency translation	-	-	-	-	-	(114,663)	-	-	(114,663)
Net income (loss)	-	-	-	-	-	-	(410,290)	-	(410,290)

Balance, December 31, 2020	1	$-	5,780,165	$5,780	$2,327,244	$(98,265)	$(1,922,650)	$-	$312,109

Issuance of common stock in connection with sales made under private offerings	-	-	293,889	294	205,496	-	-	-	205,790
Stock based compensation	-	-	74,158	74	71,961	-	-	-	72,035
Change in foreign currency translation	-	-	-	-	-	74,338	-	-	74,338
Net income (loss)	-	-	-	-	-	-	(548,438)	-	(548,438)

Balance, December 31, 2021	1	$-	6,148,212	$6,148	$2,604,701	$(23,927)	$(2,471,088)	$-	$115,834

The accompanying notes are an integral part of the consolidated financial statements.

JUPITER GOLD CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Year Ended December 31,	Year Ended December 31,
	2021	2020

Cash flows from operating activities of continuing operations:
Net loss	$(548,438)	$(410,290)
Adjustments to reconcile net loss to cash used in operating activities:
Stock based compensation and services	148,853	106,202
Depreciation and amortization	18,320	19,661
Changes in operating assets and liabilities:
Deposits and advances	-	2,918
Accounts payable and accrued expenses	3,685	(4,158)
Net cash provided by (used in) operating activities	(377,580)	(285,667)

Cash flows from investing activities:
Related party	105,378	(192,687)
Acquisition of capital assets	-	(788)
Increase in intangible assets	-	(11,741)
Net cash provided by (used in) investing activities	105,378	(205,216)

Cash flows from financing activities:
Net proceeds from sale of common stock	205,496	275,000
Proceeds from convertible notes payable	-	225,000
Net cash provided by (used in) financing activities	205,496	500,000

Effect of exchange rates on cash and cash equivalents	2	(63)
Net increase (decrease) in cash and cash equivalents	(66,703)	9,054
Cash and cash equivalents at beginning of period	67,552	58,498
Cash and cash equivalents at end of period	$849	$67,552
	(0)	-
Supplemental disclosure of cash flow information:
Cash paid for interest	$-	$-
Cash paid for income taxes	$-	$-

Supplemental disclosure of non-cash investing and financing activities:
Shares issued in connection with conversion of debt and accrued interest	$-	$225,000

The accompanying notes are an integral part of the consolidated financial statements.

JUPITER GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION, BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business

On July 27, 2016, Jupiter Gold Corporation (“Jupiter Gold” or the “Company”) was incorporated under the laws of the Republic of the Marshall Islands. Concurrently, Brazil Minerals, Inc. (“Brazil Minerals”), a U.S. corporation, exchanged its 99.99% ownership in Mineração Jupiter Ltda (“MJL”), a Brazilian company, for 4,000,000 shares of Jupiter Gold’s common stock. Brazil Minerals held an approximate 24.56% interest in the Company as of December 31, 2021.

The Company has 100%-ownership to several gold projects in development and in exploratory stages aggregating over 154,000 acres in Brazil. It also owns a modular gold recovery plant. The Company trades on the OTC Markets (Pink Open Market) under the symbol JUPGF.

Basis of Presentation

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles (“GAAP”) of the United States of America and are expressed in United States dollars. For the years ended December 31, 2021 and 2020, the consolidated financial statements include the accounts of the Company and its 99.99% owned subsidiary, Mineração Jupiter Ltda.

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

Going Concern

The consolidated financial statements have been prepared on a going concern basis which contemplates the realization of assets and the settlement of liabilities in the normal course of business. The Company has limited working capital, has incurred losses since its inception, and has not yet generated material revenues from the sale of its products or services. These factors create substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustment that might be necessary if the Company is unable to continue as a going concern.

The ability of the Company to continue as a going concern is dependent on the Company generating cash from its operations, the sale of its stock and/or obtaining debt financing. During the year ended December 31, 2021, the Company funded operations primarily through the sale of equity securities. Management intends to cover any operating losses by selling its equity securities and obtaining debt financing. There can be no assurance the Company will be successful in these efforts.

Fair Value of Financial Instruments

Jupiter Gold follows the guidance of Accounting Standards Codification (“ASC”) Topic 820 – Fair Value Measurement and Disclosure. Fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. The guidance also establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of Jupiter Gold. Unobservable inputs are inputs that reflect Jupiter Gold’s assumptions about the factors market participants would use in valuing the asset or liability. The guidance establishes three levels of inputs that may be used to measure fair value:

Level 1. Observable inputs such as quoted prices in active markets;

Level 2. Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and

Level 3. Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

As of December 31, 2021, Jupiter Gold did not have any level 2 or 3 assets or liabilities.

Jupiter Gold’s financial instruments consist of cash and cash equivalents, accounts payable, and accrued expenses. The carrying amount of these financial instruments approximates fair value due to either length of maturity or interest rates that approximate prevailing market rates unless otherwise disclosed in these consolidated financial statements.

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents to the extent that the funds are not being held for investment purposes. Funds held in Brazilian banks are insured up to 250,000 Brazilian Real (approximately $44,803 based on the December 31, 2021 exchange rate).

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

Mineral Properties

Costs of exploration, carrying and retaining unproven mineral lease properties are expensed as incurred. Mineral property acquisition costs, including licenses and lease payments, are capitalized. Impairment losses are recorded on mineral properties used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amount. The Company did not recognize any impairment losses related to mineral properties held during the years ended December 31, 2021 and 2020.

For intangible assets purchased in a business combination, the estimated fair values of the assets received are used to establish their recorded values. For intangible assets acquired in a non-monetary exchange, the estimated fair values of the assets transferred (or the estimated fair values of the assets received, if more clearly evident) are used to establish their recorded values, unless the values of neither the assets received nor the assets transferred are determinable within reasonable limits, in which case the assets received are measured based on the carrying values of the assets transferred. Valuation techniques consistent with the market approach, income approach and/or cost approach are used to measure fair value. Intangible assets consist of mineral rights held by MJL and hold a recorded value of $12,796, the cost of fees paid to the Brazilian national mining department. These rights are held in perpetuity provided the Company remains in compliance with various government regulations and industry requirements.

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

The Financial Accounting Standards Board (“FASB”) Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606) outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. The guidance provided in Accounting Standards Codification (“ASC”) Topic 606 (“ASC 606”) requires entities to use a five-step model to recognize revenue by allocating the consideration from contracts to performance obligations on a relative standalone selling price basis. Revenue is recognized when a customer obtains control of promised goods or services in an amount that reflects the consideration that the entity expects to receive in exchange for those goods or services. The standard also requires new disclosures regarding the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. ASC 606 also includes Subtopic 340-40, Other Assets and Deferred Costs – Contracts with Customers, which requires the deferral of incremental costs of obtaining a contract with a customer.

The Company recognizes revenue under ASC 606, Revenue from Contracts with Customers. The core principle of the new revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

●	Step 1: Identify the contract with the customer
●	Step 2: Identify the performance obligations in the contract
●	Step 3: Determine the transaction price
●	Step 4: Allocate the transaction price to the performance obligations in the contract
●	Step 5: Recognize revenue when the company satisfies a performance obligation

In order to identify the performance obligations in a contract with a customer, a company must assess the promised goods or services in the contract and identify each promised good or service that is distinct. A performance obligation meets ASC 606’s definition of a “distinct” good or service (or bundle of goods or services) if both of the following criteria are met:

●	The customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer
●	The entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract

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

The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer. The consideration promised in a contract with a customer may include fixed amounts, variable amounts, or both. When determining the transaction price, an entity must consider the effects of all of the following:

●	Variable consideration
●	Constraining estimates of variable consideration
●	The existence of a significant financing component in the contract
●	Noncash consideration
●	Consideration payable to a customer

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

Stock-Based Compensation

The Company records stock-based compensation in accordance with ASC Topic 718, Compensation - Stock Compensation. ASC 718 requires companies to measure compensation cost for stock-based employee compensation at fair value at the grant date and recognize the expense over the employee’s requisite service period. Under ASC 718, volatility is based on the historical volatility of our stock or the expected volatility of the stock of similar companies. The expected life assumption is primarily based on historical exercise patterns and employee post-vesting termination behavior. The risk-free interest rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

The Company utilizes the Black-Scholes option-pricing model, which was developed for use in estimating the fair value of options. Option-pricing models require the input of highly complex and subjective variables including the expected life of options granted and the expected volatility of our stock price over a period equal to or greater than the expected life of the options. Because changes in the subjective assumptions can materially affect the estimated value of our employee stock options, it is management’s opinion that the Black-Scholes option-pricing model may not provide an accurate measure of the fair value of our employee stock options. Although the fair value of employee stock options is determined in accordance with ASC Topic 718 using an option-pricing model, that value may not be indicative of the fair value observed in a willing buyer/willing seller market transaction.

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

Foreign Currency

Jupiter Gold’s subsidiary, MJL, uses its local currency as its functional currency. Resulting translation gains or losses are recognized as a component of accumulated other comprehensive income. Transaction gains or losses related to balances denominated in a currency other than the functional currency are recognized in the consolidated statements of operations.

Basic Earnings (Loss) Per Share

The Company computes loss per share in accordance with ASC Topic 260, Earnings per Share, which requires presentation of both basic and diluted earnings per share on the face of the statement of operations. Basic loss per share is computed by dividing net loss available to common shareholders by the weighted average number of outstanding common shares during the period. Diluted loss per share gives effect to all dilutive potential common shares outstanding during the period. As of December 31, 2021, the Company’s potentially dilutive securities relate to common stock issuable in connection with options. Diluted EPS excludes all dilutive potential shares if their effect is anti-dilutive.

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

NOTE 2 – COMPOSITION OF CERTAIN FINANCIAL STATEMENT ITEMS

Property and Equipment, Net

The following table sets forth the components of the Company’s property and equipment at December 31, 2021 and December 31, 2020:

	December 31, 2021			December 31, 2020
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value

Computers and office equipment	$2,192	(1,042)	$1,150	$2,192	(867)	$1,325
Machinery and equipment	108,330	(78,076)	30,254	108,330	(61,993)	46,337
Vehicles	42,507	(42,507)	-	42,507	(38,184)	4,323
Total fixed assets	$153,029	$(121,625)	$31,404	$153,029	$(101,044)	$51,985

For the years ended December 31, 2021 and 2020, the Company recorded depreciation expense of $19,714 and $20,528, respectively.

Related Party Receivables

As of December 31, 2021, related party receivables totaled $6,360. The entire amount is owed from Brazil Minerals for short term loans made and expenses paid by Jupiter Gold and MJL.

As of December 31, 2020, related party receivables totaled $190,581. The entire amount is owed from Brazil Minerals for short term loans made and expenses paid by Jupiter Gold and MJL.

NOTE 3 – STOCKHOLDERS’ DEFICIT

Issued and Authorized

As of December 31, 2021, Jupiter Gold had 6,148,212 shares of its common stock and 1 share of its preferred stock issued and outstanding. As of December 31, 2021, Jupiter Gold had 40,000,000 common shares and 6,148,212 preferred shares authorized.

Common Stock

During the year ended December 31, 2021 Jupiter Gold issued and sold 293,889 shares of common stock for cash proceeds of $205,790. Additionally, the Company issued 74,158 shares of its common stock in exchange for fees and services totaling $72,035, or an average price of $0.97 per share which approximated fair market value.

During the year ended December 31, 2020 Jupiter Gold issued and sold 461,666 shares of common stock for cash proceeds of $275,000. Additionally, the Company issued 53,075 shares of its common stock in exchange for fees and services totaling $31,845, or an average price of $0.60 per share which approximated fair market value. Lastly, the Company issued 375,000 shares of common stock in connection with the conversion of $225,000 of note principal with a related party.

Preferred A Stock

Jupiter Gold has issued to one of its directors one share of a Series A Convertible Preferred Stock (“Preferred A Stock”). The Certificate of Designations, Preferences and Rights of Preferred A Stock provides that for so long as it is issued and outstanding, its holders shall vote together as a single class with the holders of the Company’s common stock, with the holders of Preferred A Stock being entitled to 51% of the total votes on all such matters regardless of the actual number of shares of Preferred A Stock then outstanding, and the holders of common stock are entitled to their proportional share of the remaining 49% of the total votes based on their respective voting power.

Stock Options

During the year ended December 31, 2021, the Company granted to officers and directors as contractual compensation options to purchase an aggregate of 210,000 shares of its common stock. Such awards corresponded to the period between January 1, 2021 to June 30, 2021; option awards for the period between July 1, 2021 and December 31, 2021 were issued after December 31, 2021. The options issued in 2021 were valued at $56,616 in total. The options were valued using the Black-Scholes option pricing model with the following average assumptions: our stock price on date of grant ($0.51 to $1.93), a strike price of $0.01 to $1.00, illiquidity discount of 75%, expected dividend yield of 0%, annualized volatility of 169% to 288%, risk-free interest rate of 0.92% to 1.75%, and an expected term of five to ten years.

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

The following table reflects all outstanding and exercisable options at December 31, 2021. All stock options immediately vest and are exercisable for a period of five to ten years from the date of issuance.

	Number of Options Outstanding	Average Exercise Price	Average Remaining Contractual Life (Years)
Issued in 2021	210,000	0.15	8.49
Exercised in 2021	120,000	1.00	–
Forfeited in 2021	350,000	1.25	–
Outstanding, December 31, 2020	1,915,000	$1.01	2.79

Stock Warrants

During the year ended December 31, 2021 the company did not issue any warrants.

During the year ended December 31, 2020, the Company issued warrants to purchase an aggregate of 200,000 shares of its common stock in connection with certain sales of its common stock. The warrants were valued at $110,053 in total. The warrants were valued using the Black-Scholes option pricing model with the following average assumptions: our stock price on date of grant ($0.75 to $0.97), a strike price of $0.60 to $0.90, expected dividend yield of 0%, historical volatility of 254.5% to 277.4%, risk-free interest rate of 0.15% to 0.54%, and an expected term of approximately six months. In addition to this, the Company issued further warrants to purchase an aggregate of 67,000 shares of its common stock in connection with a $225,000 convertible note with a related party. The warrants were valued at $19,296. The warrants were valued using the Black-Scholes option pricing model with the following average assumptions: our stock price on date of grant ($0.35), a strike price of $0.60, expected dividend yield of 0%, historical volatility of 253.1%, risk-free interest rate of 1.42%, and an expected term of approximately two years.

The following table reflects all outstanding and exercisable warrants at December 31, 2021. All stock warrants are exercisable for a period ranging from one to four years from the date of issuance.

	Number of Warrants Outstanding	Weighted Average Exercise Price	Remaining Contractual Life (Years)	Aggregated Intrinsic Value
Outstanding, December 31, 2019	-	-		-
Issued	267,000	0.79	1.74
Exercised
Forfeited
Outstanding, December 31, 2020	267,000	0.79	1.74
Issued in 2021	-	-	-	-
Exercised in 2021	-	–	–	-
Forfeited in 2021	-	–	–	-
Outstanding, December 31, 2021	267,000	$0.79	0.18

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Service Agreement

Jupiter Gold pays Brazil Minerals $2,500 per month for support services including facilities and personnel.

NOTE 5 – SUBSEQUENT EVENTS

In accordance with FASB ASC 855-10 Subsequent Events, the Company has analyzed its operations subsequent to December 31, 2021 to the date these consolidated financial statements were issued, and has determined that it does not have any material subsequent events to disclose in these consolidated financial statements.

