Form 20-F
period 2022-12-31
Jupiter Gold Corp
filed 2023-04-28
CIK 1684688

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

There were 8,118,737 shares outstanding on December 31, 2022.

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

Item 2. Offer Statistics and Expected Timetable.

Not applicable.

Item 3. Key Information.

Item 3.A. Selected Financial Data.

Our selected financial data are found in our audited consolidated financial statements as of December 31, 2022, and for the year from January 1, 2022 to December 31, 2022, which are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”), which should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in these statements.

Except as may be otherwise indicated, all dollar amounts are stated in U.S. dollars, the Registrant’s reporting currency. The following table sets out the exchange rates, based on the data from the website of Brazil’s “Banco Central” (an equivalent to the U.S. Federal Reserve), for the conversion of the Brazilian real (R$) currency into the United States dollar (US$), for the period from January 1, 2022 to December 31, 2022. The average exchange rates are based on the average of the daily closing exchange rates during such periods:

	Average		High		Low		Close

Fiscal Year Ended 12/31/2022	R$	5.2284	R$	5.7042	R$	4.7378	R$	5.2177

The exchange rate on December 31, 2022 was R$5.2177 Brazilian reais per one U.S. dollar.

Item 3.B. Capitalization and Indebtedness.

As of December 31, 2022, we had issued 8,118,737 shares of Common Stock and 1 share of a Series A Preferred Stock.

As of December 31, 2022, we had current liabilities of $20,583 all of which was unsecured and attributable to non-related parties. We had no long-term liabilities.

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

Mr. Fogassa, our Chairman and Chief Executive Officer, is also Chairman and Chief Executive Officer of Atlas Lithium Corporation. (“Atlas Lithium”), our largest shareholder. Potential conflicts of interest may occur between us and Atlas Lithium as related to allocation of opportunities and of Mr. Fogassa’s working time, among others. As a practical manner to diminish or eliminate such potential conflicts of interests between these two companies, the Board of Directors of each company has a different composition. In board votes that involve a potential conflict of interest, Mr. Fogassa recuses himself, and let the disinterested directors decide.

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

Location Map:

Geological Map:

Quartzite Project

Overview:

Our 100%-owned Quartzite Project (previously referred by us as “Diamantina Project”) encompasses 233 acres in a mineral right for quartzite and manganese located within the state of Minas Gerais. Four quartzite deposits have been identified in the project area, with an estimated mineralization of 3.9 million cubic meters of quartzite. The color, texture, and analytical properties of sampled quartzite have been within ornamental rock market standards.

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

In 2021, Geoline, an independent engineering and environmental licensing consultancy, performed the field studies needed to file our petition to the applicable regulatory body for an operation license. The filing of such permit occurred in August 2021

On April 4, 2022, our Quartzite Project received the necessary permit from Brazilian mining department (“ANM”). On December 12, 2022, our Quartzite Project received the operational license from the state of Minas Gerais environmental department (“SUPRAM”). These approvals from ANM and SUPRAM allow the Quartzite Project to begin its operations and to be able to commercialize production as soon as it is available for sale. Our expectation is to start operations during 2023. We anticipate that our quartzite quarry will require five on-site full-time employees; expected prices for the type of color and texture of the quartzite anticipated to be mined range from $1,200 to $2,000 per cubic meter.

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

Results of Operations

Fiscal Year Ended December 31, 2022 Compared to Fiscal Year Ended December 31, 2021

We did not record any revenue during the year ended December 31, 2022, compared to revenue of $0 during the year ended December 31, 2021. We expect revenues to increase in future periods as we increase our mining operations; however, can offer no assurances that we will be successful in efforts.

Our operating expenses are comprised primarily of stock-based compensation, general administrative expenses, and to lesser extent professional fees and other compensation related costs. Operating expenses totaled $657,375 for the year ended December 31, 2022, compared to operating expenses of $546,989 during the year ended December 31, 2021. The increase in operating expenses of 320% is explained primarily by increased general and administrative expenses and compensation costs.

We incurred a net loss of $657,375 for the year ended December 31, 2022, representing an increase of $108,937, or 20%, compared to a net loss of $548,438 incurred during the year ended December 31, 2021.

Net cash used in operating activities was $534,073 for the year ended December 31, 2022, compared to net cash used in operating activities of $377,579 during the year ended December 31, 2021. Net cash provided by investing activities was $74,678 for the year ended December 31, 2022, compared to net cash provided by investing activities of $105,378 during the year ended December 31, 2021. Net cash provided by financing activities was $489,875 for the year ended December 31, 2022, compared to $205,496 during the year ended December 31, 2021.

Liquidity and Capital Resources

As of December 31, 2022, we had total current assets of $24,438 and total current liabilities of $20,583 for a current ratio of 1.23 to 1.0 and working capital of $4,855. By comparison, we had total current assets of $86,052 and total current liabilities of $14,417 for a current ratio of 6 to 1.0 and working capital of $71,634 at December 31, 2021. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

For both the years ended December 31, 2022 and 2021, our primary source of liquidity was derived from the sale of our common stock. We expect that our primary source of liquidity will continue to be generated from the sale of our common stock, as well as increased revenues generated from the operation of our modular plant.

Item 5.C. R&D, Patents and Licenses

None, except mineral rights described above.

Item 5.E. Off-Balance Sheet Arrangements

None.

Item 5F. Tabular Disclosure of Contractual Obligations.

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2022, due on demand:

Payable To	Description	Amount

Various third-parties	Professional fees and other general obligations	$20,583

Item 6. Directors, Senior Management and Employees.

Item 6.A. Directors and Senior Management.

Our officers and directors as of April 28, 2023 were as follows:

Name	Age	Position

Marc Fogassa	56	Chairman of the Board of Directors, Chief Executive Officer, and Chief Financial Officer
Joel de Paiva Monteiro, Esq.	33	Director, Vice-President of Administration and Operations, and Secretary
Areli Nogueira da Silva Júnior	43	Director, and Vice-President, Mineral Exploration
Brian W. Bernier	65	Vice-President, Corporate Development and Investor Relations

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

From our founding on July 27, 2016 and until February 14, 2020, Marc Fogassa was not paid any cash compensation for his service as chief executive officer and director. In 2020, our Board voted to provide Mr. Fogassa with an annual cash compensation of $60,000 pro-rated for the period between February 15, 2020 and September 30, 2020. In lieu of any other cash salary in 2020, the Board voted to compensate Marc Fogassa on October 1, 2020, on November 1, 2020, and on December 1, 2020 non-qualified stock options to purchase 5,000 shares of our common stock at an exercise price equal to $0.01 and a ten-year exercise period commencing on the date of grant of such option. These options shall be exercisable for cash or on a cashless exercise basis. The number of shares subject to the option and current strike price shall be subject to appropriate adjustment in the case of stock splits, stock dividends and recapitalizations. The annual cash compensation of Marc Fogassa for his service as chief executive officer and director for the period commencing January 1, 2022 is $275,00 per annum.

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

Item 6.D. Employees.

As of December 31, 2022, we had five full time equivalent employees.

Item 6.E. Share Ownership.

The following table sets forth certain information as of December 31, 2022 regarding the beneficial ownership of our Common Stock by: each of our executive officers, each member of our board of directors and all officers and directors as a group. The number and percentage of our Common Stock beneficially owned by each person is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934 (the “Exchange Act”). The information contained in the table below is not necessarily indicative of beneficial ownership for any other purpose.

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

Name and Address of Officers and Directors (1)	Number of Shares		Percentage of Shares Beneficially Owned

Marc Fogassa	2,940,831	(2)(3)	29.3%
Joel de Paiva Monteiro, Esq.	22,441		*
Areli Nogueira da Silva Júnior	7,223		*
Brian W. Bernier	95,127		1.2%
All Officers and Directors as a group (4 persons)	3,065,622	(2)(3)	30.6

(1)	The address for each officer and director is: c/o Jupiter Gold Corporation, Rua Vereador João Alves Praes nº 95-A, Olhos D’Água, MG 39398-000, Brazil.

(2)	Includes 1,905,000 shares of common stock issuable to Mr. Fogassa upon exercise of options, the majority of which was awarded in lieu of any cash salary, with an average exercise price of $0.56 per share and an average maturity of 4.74 years.

(3)	Mr. Fogassa owns the only outstanding share of our Series A Convertible Preferred Stock (“Preferred A Stock”). The Certificate of Designations, Preferences and Rights of our Preferred A Stock provides that for so long as Preferred A Stock is issued and outstanding, the holders of Preferred A Stock shall vote together as a single class with the holders of our common stock, with the holders of Preferred A Stock being entitled to 51% of the total votes on all matters regardless of the actual number of shares of Preferred A Stock then outstanding, and the holders of our common stock being entitled to their proportional share of the remaining 49% of the total votes based on their respective voting power. Mr. Fogassa is thus deemed to have voting control on all matters requiring a stockholder vote. The Certificate of Designations, Preferences and Rights of our Preferred A Stock is hereby incorporated by reference to Exhibit 1.4 in our F-1.

Item 7. Major Shareholders and Related Party Transactions.

A.	Major Shareholders

The following table sets forth certain information as of December 31, 2022 regarding the beneficial ownership of our Common Stock by our major shareholders who beneficially own more than 5% of our voting securities. The number and percentage of our Common Stock beneficially owned by each person is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934 (the “Exchange Act”). The information contained in the table below is not necessarily indicative of beneficial ownership for any other purpose.

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

Name and Address of Shareholder (1)	Number of Shares		Percentage of Shares Beneficially Owned

Marc Fogassa	2,940,831	(2)(3)	29.3%
Atlas Lithium Corporation	2,331,884		28.7%
HSP Resources LLC	900,000		11.1%
Igor Tkachenko	435,000		5.4%

(1)	The mailing address for each listed shareholder is c/o Jupiter Gold Corporation, Rua Vereador João Alves Praes nº 95-A, Olhos D’Água, MG 39398-000, Brazil.

(2)	Includes 1,905,000 shares of common stock issuable to Mr. Fogassa upon exercise of options, the majority of which was awarded in lieu of any cash salary, with an average exercise price of $0.56 per share and an average maturity of 4.74 years.

(3)	Mr. Fogassa owns the only outstanding share of our Series A Convertible Preferred Stock (“Preferred A Stock”). The Certificate of Designations, Preferences and Rights of our Preferred A Stock provides that for so long as Preferred A Stock is issued and outstanding, the holders of Preferred A Stock shall vote together as a single class with the holders of our common stock, with the holders of Preferred A Stock being entitled to 51% of the total votes on all matters regardless of the actual number of shares of Preferred A Stock then outstanding, and the holders of common stock being entitled to their proportional share of the remaining 49% of the total votes based on their respective voting power. Mr. Fogassa is thus deemed to have voting control on all matters requiring a stockholder vote.

To the best of our knowledge, as of December 31, 2022, over 99% of the outstanding shares of our common stock were beneficially owned or controlled by U.S. persons, and there were 65 record holders of our common stock who were U.S. persons.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Item 7.B. Related Party Transactions.

Not applicable.

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

Item 10. Additional Information.

Item 10.A.

As of December 31, 2022, we had 8,118,737 shares of our Common Stock, par value $0.001 per share, and 1 share of our Preferred A Stock, par value $0.001 per share, issued and outstanding.

As of December 31, 2022, we had 40 million common shares and 10 million preferred shares authorized.

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

Registration Rights Agreement

The Registration Rights Agreement provides that whenever we propose to register any of its securities under the Securities Act of 1933, as amended (the “Securities Act”) and the registration form to be used may be used for the registration and contemplated disposition of Registrable Securities (a “Piggyback Registration”), we will give prompt written notice to Atlas Lithium of its intention to effect such a registration so that such notice is received by Atlas Lithium at least twenty (20) days before the anticipated filing date. We will include in such registration all securities covered by the Registration Agreement (“Registrable Securities”) with respect to which we has received a written request for inclusion therein subject to any limitations on the number of shares that may be registered for resale that may be imposed by law, including positions of the staff of the SEC. In connection with each Piggyback Registration, all of the expenses incurred in compliance with the aforesaid, including, without limitation, all registration and filing fees, printing expenses, fees and disbursements of our counsel and our blue sky fees and expenses will be paid by us and Atlas Lithium shall pay all of the underwriting discounts and selling commissions applicable to the sale of Registrable Securities and all fees and disbursements of counsel for Atlas Lithium attributable to the sale of its securities pursuant to the Piggyback Registration.

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

Item 15. Controls and Procedures. Disclosure Controls And Procedures

Our management has evaluated the design, operation, and effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act as of December 31, 2022. On the basis of that evaluation, management concluded that our disclosure controls and procedures are designed, and are effective, to provide reasonable assurance that the information required to be disclosed in reports filed or submitted pursuant to the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the SEC, and that such information is accumulated and communicated to management to allow timely decisions regarding required disclosure.

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

Our management performed an assessment of the effectiveness of our internal control over financial reporting at December 31, 2022, utilizing the criteria described in the “Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. The objective of this assessment was to determine whether our internal control over financial reporting was effective at December 31, 2022.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis. In our assessment of the effectiveness of internal control over financial reporting at December 31, 2022, we did not identify material weaknesses.

Based on our assessment, and because of the lack of any material weakness as described above, we have concluded that our internal control over financial reporting was effective at December 31, 2022.

Management’s Remediation Plan In Internal Controls

We will continue to monitor the effectiveness of our internal controls over financial reporting and to make any changes that our management deems appropriate

Changes In Internal Control Over Financial Reporting

Management does not believe that there have been any other changes in our internal control over financial reporting during the year ended December 31, 2022, which have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. Reserved

Item 16A. Audit Committee Financial Expert

Our Board of Directors currently acts as our audit committee. We do not currently have an independent member of our Board of Directors who qualifies as an “audit committee financial expert” as such term is usually defined.

Item 16B. Code of Ethics.

Our Board of Directors plans to adopt in 2023 a code of ethics to apply to all of our directors, officers, and employees.

Item 16C. Principal Accountant Fees and Services.

BF Borgers CPA PC has served as our independent auditors for our financial statements as of December 31, 2022 and for the year ended December 31, 2021. This firm billed the following fees to us for professional services related to such date and periods:

Audit Fees	$8,100
Audit-Related Fees	—
Tax Fees	—
All Other Fees	—
Total	$8,100

BF Borgers CPA PC also served as our independent auditors for our financial statements as of December 31, 2021. This firm billed $8,100 in audit fees for professional services related to such date and period.

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

JUPITER GOLD CORPORATION

FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of Jupiter Gold Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Jupiter Gold Corporation as of December 31, 2022 and 2021, the related statements of operations, stockholders’ equity (deficit), and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

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

/S/ BF Borgers CPA PC(PCAOB ID 5041)

 We have served as the Company’s auditor since 2016

Lakewood, CO

April 28, 2023

JUPITER GOLD CORPORATION

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2022	2021

ASSETS
Current assets:
Cash and cash equivalents	$25,438	$849
Related party receivables	-	85,203
Total current assets	25,438	86,052
Property and equipment, net	41,929	31,404
Intangible assets, net	11,499	12,796
Total assets	$78,866	$130,251

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable and accrued expenses	$20,583	$14,417
Total current liabilities	20,583	14,417
Total liabilities	20,583	14,417

Stockholders’ equity:
Series A preferred stock, $0.001 par value. 10,000,000 shares authorized; 1 share issued and outstanding	-	-
Common stock, $0.001 par value. 40,000,000 shares authorized; 8,118,737 and 6,148,212 shares issued and outstanding as of December 31, 2022 and 2021, respectively	8,118	6,148
Additional paid-in capital	3,209,505	2,604,701
Accumulated other comprehensive loss	(30,877)	(23,927)
Accumulated deficit	(3,128,463)	(2,471,088)
Total stockholders’ equity	58,283	115,834
Total liabilities and stockholders’ equity	78,866	130,251

The accompanying notes are an integral part of the consolidated financial statements.

JUPITER GOLD CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Year Ended December 31,	Year Ended December 31,
	2022	2021

Revenue	$-	$-
Cost of revenue	-	-
Gross profit	-	-
Operating expenses:
Professional fees	14,500	47,970
General and administrative	198,078	243,466
Compensation and related costs	340,657	106,701
Stock based compensation	104,140	148,853
Total operating expenses	657,375	546,989
Loss from operations	(657,375)	(546,989)
Other expense (income):
Other expense (income)	-	(1,449)
Total other expense (income)	-	(1,449)
Loss before provision for income taxes	(657,375)	(548,438)
Provision for income taxes	-	-
Net loss	$(657,375)	$(548,438)

Basic and diluted loss per share
Net loss per share	$(0.08)	$(0.09)

Weighted-average number of common shares outstanding:
Basic and diluted	8,118,737	6,148,212

Comprehensive loss:
Net loss	$(657,375)	$(548,438)
Foreign curreny translation adjustment	(6,950)	74,338
Comprehensive loss	$(664,325)	$(474,100)

The accompanying notes are an integral part of the consolidated financial statements.

JUPITER GOLD CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

	Series A Preferred Stock		Common Stock		Additional Paid-in	Accumulated Other Comprehensive	Accumulated	Total Stockholders’
	Shares	Value	Shares	Value	Capital	Income (Loss)	Deficit	Equity

Balance, December 31, 2020	1	$-	5,780,165	$5,780	$2,327,244	$(98,265)	$(1,922,650)	$312,109

Issuance of common stock in connection with sales made under private offerings	-	-	293,889	294	205,496	-	-	205,790
Stock based compensation	-	-	74,158	74	71,961	-	-	72,035
Change in foreign currency translation	-	-	-	-	-	74,338	-	74,338
Net income (loss)	-	-	-	-	-	-	(548,438)	(548,438)

Balance, December 31, 2021	1	$-	6,148,212	$6,148	$2,604,701	$(23,927)	$(2,471,088)	$115,834

Issuance of common stock in connection with sales made under private offerings	-	-	1,853,626	1,853	488,022	-	-	489,875
Stock based compensation	-	-	116,899	117	116,782	-	-	116,899
Change in foreign currency translation	-	-	-	-	-	(6,950)	-	(6,950)
Net income (loss)	-	-	-	-	-	-	(657,375)	(657,375)

Balance, December 31, 2022	1	$-	8,118,737	$8,118	$3,209,505	$(30,877)	$(3,128,463)	$58,283

The accompanying notes are an integral part of the consolidated financial statements.

JUPITER GOLD CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Year Ended December 31,	Year Ended December 31,
	2022	2021

Cash flows from operating activities of continuing operations:
Net loss	$(657,375)	$(548,438)
Adjustments to reconcile net loss to cash used in operating activities:
Stock based compensation and services	104,140	148,853
Depreciation and amortization	12,997	18,320
Changes in operating assets and liabilities:
Accounts payable and accrued expenses	6,166	3,686
Net cash provided by (used in) operating activities	(534,073)	(377,579)

Cash flows from investing activities:
Related party	85,203	105,378
Acquisition of capital assets	(10,525)	-
Net cash provided by (used in) investing activities	74,678	105,378

Cash flows from financing activities:
Net proceeds from sale of common stock	489,875	205,496
Net cash provided by (used in) financing activities	489,875	205,496

Effect of exchange rates on cash and cash equivalents	(5,891)	2
Net increase (decrease) in cash and cash equivalents	24,589	(66,703)
Cash and cash equivalents at beginning of period	849	67,552
Cash and cash equivalents at end of period	$25,438	$849

The accompanying notes are an integral part of the consolidated financial statements.

JUPITER GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION, BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business

On July 27, 2016, Jupiter Gold Corporation (“Jupiter Gold” or the “Company”) was incorporated under the laws of the Republic of the Marshall Islands. Concurrently, Atlas Lithium Corporation (“Atlas Lithium”), a U.S. corporation, exchanged its 99.99% ownership in Mineração Jupiter Ltda (“MJL”), a Brazilian company, for 4,000,000 shares of Jupiter Gold’s common stock. Atlas Lthium held an approximate 28.72% interest in the Company as of December 31, 2022.

The Company has 100%-ownership to several gold projects in development and in exploratory stages aggregating over 154,000 acres in Brazil. It also owns a modular gold recovery plant. The Company trades on the OTC Markets (Pink Open Market) under the symbol JUPGF.

Basis of Presentation

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles (“GAAP”) of the United States of America and are expressed in United States dollars. For the years ended December 31, 2022 and 2021, the consolidated financial statements include the accounts of the Company and its 99.99% owned subsidiary, Mineração Jupiter Ltda.

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

The ability of the Company to continue as a going concern is dependent on the Company generating cash from its operations, the sale of its stock and/or obtaining debt financing. During the year ended December 31, 2022, the Company funded operations primarily through the sale of equity securities. Management intends to cover any operating losses by selling its equity securities and obtaining debt financing. There can be no assurance the Company will be successful in these efforts.

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

As of December 31, 2022, Jupiter Gold did not have any level 2 or 3 assets or liabilities.

Jupiter Gold’s financial instruments consist of cash and cash equivalents, accounts payable, and accrued expenses. The carrying amount of these financial instruments approximates fair value due to either length of maturity or interest rates that approximate prevailing market rates unless otherwise disclosed in these consolidated financial statements.

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents to the extent that the funds are not being held for investment purposes. Funds held in Brazilian banks are insured up to 250,000 Brazilian Real (approximately $47,913 based on the December 31, 2022 exchange rate).

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

Mineral Properties

Costs of exploration, carrying and retaining unproven mineral lease properties are expensed as incurred. Mineral property acquisition costs, including licenses and lease payments, are capitalized. Impairment losses are recorded on mineral properties used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amount. The Company did not recognize any impairment losses related to mineral properties held during the years ended December 31, 2022 and 2021.

For intangible assets purchased in a business combination, the estimated fair values of the assets received are used to establish their recorded values. For intangible assets acquired in a non-monetary exchange, the estimated fair values of the assets transferred (or the estimated fair values of the assets received, if more clearly evident) are used to establish their recorded values, unless the values of neither the assets received nor the assets transferred are determinable within reasonable limits, in which case the assets received are measured based on the carrying values of the assets transferred. Valuation techniques consistent with the market approach, income approach and/or cost approach are used to measure fair value. Intangible assets consist of mineral rights held by MJL and hold a recorded value of $11,499, the cost of fees paid to the Brazilian national mining department. These rights are held in perpetuity provided the Company remains in compliance with various government regulations and industry requirements.

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

Basic Earnings (Loss) Per Share

The Company computes loss per share in accordance with ASC Topic 260, Earnings per Share, which requires presentation of both basic and diluted earnings per share on the face of the statement of operations. Basic loss per share is computed by dividing net loss available to common shareholders by the weighted average number of outstanding common shares during the period. Diluted loss per share gives effect to all dilutive potential common shares outstanding during the period. As of December 31, 2022, the Company’s potentially dilutive securities relate to common stock issuable in connection with options. Diluted EPS excludes all dilutive potential shares if their effect is anti-dilutive.

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

NOTE 2 – COMPOSITION OF CERTAIN FINANCIAL STATEMENT ITEMS

Property and Equipment, Net

The following table sets forth the components of the Company’s property and equipment at December 31, 2022 and December 31, 2021:

	December 31, 2022			December 31, 2021
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value

Computers and office equipment	$2,192	(2,192)	$-	$2,192	(1,042)	$1,150
Machinery and equipment	118,855	(76,926)	41,929	108,330	(78,076)	30,254
Vehicles	42,507	(42,507)	-	42,507	(42,507)	-
Total fixed assets	$163,554	$(121,625)	$41,929	$153,029	$(121,625)	$31,404

For the years ended December 31, 2022 and 2021, the Company recorded depreciation expense of $12,997 and $19,714 , respectively.

Related Party Receivables

As of December 31, 2022, there is no related party outstanding balance. As of December 31, 2021, related party receivables totaled $6,360. The entire amount is owed from Atlas Lithium for short term loans made and expenses paid by Jupiter Gold and MJL.

NOTE 3 – STOCKHOLDERS’ EQUITY

Issued and Authorized

As of December 31, 2022, Jupiter Gold had 8,118,737 shares of its common stock and 1 share of its preferred stock issued and outstanding. As of December 31, 2021, Jupiter Gold had 40,000,000 common shares and 8,118,737 preferred shares authorized.

Common Stock

During the year ended December 31, 2022 Jupiter Gold issued and sold 1,853,626 shares of common stock for cash proceeds of $489,875.

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

Stock Options

During the year ended December 31, 2022, the Company granted to officers and directors as contractual compensation options to purchase an aggregate of 116,899 shares of its common stock. Such awards corresponded to the period between January 1, 2022 to December 31, 2022. The options issued in 2022 were valued at $104,140 in total. The options were valued using the Black-Scholes option pricing model with the following average assumptions: our stock price on date of grant ($0.25 to $2.25), a strike price of $0.01 to $1.00, illiquidity discount of 75%, expected dividend yield of 0%, annualized volatility of 225% to 232%, risk-free interest rate of 3.3% to 3.9%, and an expected term of five to ten years.

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

The following table reflects all outstanding and exercisable options at December 31, 2022. All stock options immediately vest and are exercisable for a period of five to ten years from the date of issuance.

	Number of Options Outstanding	Average Exercise Price	Average Remaining Contractual Life (Years)
Outstanding, December 31, 2021	1,915,000	1.01	2.79
Issued in 2022	420,000	0.15	6.96
Exercised in 2022	430,000	1.00	–
Outstanding, December 31, 2022	1,905,000	$0.56	4.74

Stock Warrants

During the year ended December 31, 2022 and 2021 the company did not issue any warrants.

NOTE 4 – SUBSEQUENT EVENTS

In accordance with FASB ASC 855-10 Subsequent Events, the Company has analyzed its operations subsequent to December 31, 2022 to the date these consolidated financial statements were issued, and has determined that it does not have any material subsequent events to disclose in these consolidated financial statements.

