Form 20-F
period 2023-12-31
Jupiter Gold Corp
filed 2024-03-12
CIK 1684688

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

Rua buenos Aires, 10 – 14th Floor

Belo Horizonte, MG 30.315-570, Brazil

(Address of principal executive offices)

Marc Fogassa

Rua bueno Aires, 10 – 14th Floor

Belo Horizonte, MG 30.315-570, Brazil

Telephone:+55-11-3956-1109

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

There were 9,674,497 common shares outstanding on December 31, 2023.

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
☐ Emerging growth company

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive- based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	☒	International Financial Reporting Standards as issued by the International Accounting Standards Board	☐	Other	☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes ☒ No

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F contains or incorporates by reference forward-looking statements. All statements, other than statements of historical facts, that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future are forward-looking statements. Such statements are characterized by terminology such as “anticipates,” “believes,” “expects,” “future,” “intends,” “assuming,” “projects,” “plans,” “may,” “will,” “should” and similar expressions or the negative of those terms or other comparable terminology. These forward-looking statements, which include statements about the mineral industry; market size, share and demand, performance, our expectations, objectives, anticipations, intentions and strategies regarding the future, expected operating results, revenues and earnings and potential litigation are not guarantees of future performance and are subject to risks and uncertainties, including those risks described under the heading “Risk Factors” set forth herein, or in the documents incorporated by reference herein, that could cause actual results to differ materially from the results contemplated by the forward-looking statements.

Investors are cautioned that our forward-looking statements are not guarantees of future performance and the actual results or developments may differ materially from the expectations expressed in the forward-looking statements.

As for the forward-looking statements that relate to future financial results and other projections, actual results will be different due to the inherent uncertainty of estimates, forecasts and projections may be better or worse than projected. Given these uncertainties, you should not place undue reliance on these forward-looking statements. These forward-looking statements also represent our estimates and assumptions only as of the date that they were made. We expressly disclaim a duty to provide updates to these forward-looking statements, and the estimates and assumptions associated with them, after the date of this filing to reflect events or changes in circumstances or changes in expectations or the occurrence of anticipated events, unless as otherwise required by law.

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

Item 2. Offer Statistics and Expected Timetable.

Not applicable.

Item 3. Key Information.

Item 3.A. [Reserved].

Item 3.B. Capitalization and Indebtedness.

Not applicable.

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

Relating to Our Business

Risks Related to Operations

There is substantial doubt about whether the Company can continue as a going concern.

The audit opinion and notes that accompany the Company’s Financial Statements disclose a going concern qualification to its ability to continue in business. The accompanying Financial Statements have been prepared under the assumption that the Company will continue as a going concern. The Company is an exploration and development stage company and has incurred losses since its inception. The Company has incurred losses resulting in an accumulated deficit of $4,200,308 as of December 31, 2023, and further losses are anticipated in the development of its business.

The Company currently has no historical recurring source of revenue and its ability to continue as a going concern is dependent on its ability to raise capital to fund its future exploration and working capital requirements or its ability to profitably execute its business plan. The Company’s plans for the long-term return to and continuation as a going concern include financing its future operations through sales of its Common Shares and/or debt and the eventual profitable exploitation of its gold and quartzite deposits. Additionally, the volatility in capital markets and general economic conditions in the U.S. and elsewhere can pose significant challenges to raising the required funds. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

The Company’s consolidated financial statements do not give effect to any adjustments required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the accompanying Financial Statements.

The Company may have difficulty meeting its current and future capital requirements.

The Company’s management and the board of directors monitor overall costs and expenses and, if necessary, adjust programs and planned expenditures in an attempt to ensure that the Company has sufficient operating capital. If the Company is unable to fund future operations by way of financings, including public or private offerings of equity or debt securities, it will need to reorganize or significantly reduce its operations, which may result in an adverse impact on the Company’s business, financial condition and exploration activities. The Company does not have a credit, off-take or other commercial financing arrangement in place that would finance continued evaluation or development of its projects. Moreover, financing may not be available on attractive terms and, if available, will likely result in significant dilution to existing stockholders.

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

The Company is a mineral exploration stage company with no history of operations.

The Company remains an exploration stage enterprise engaged in mineral exploration in Brazil. The Company has a very limited operating history and is subject to all the risks inherent in a new business enterprise. To date, the Company has had no revenues and has relied upon loans from the controlling subsidiary and sales of common shares. The likelihood of success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with an exploration stage business, and the competitive and regulatory environment in which the Company operates and will operate, such as under-capitalization, personnel limitations, and limited financing sources.

The Company’s business plan is highly speculative, and its success largely depends on the successful exploration of the Gold and Quartz Projects.

The Company’s business plan has been focused on exploring its primary gold project and developing its quartzite project. At this point in time the Company has not established any mineral reserves as such term is defined by Regulation S-K and its gold project remains in the exploration stage. The Company may never enter the development or production stage of gold. Exploration of mineralization and determination of whether the mineralization might be extracted profitably is highly speculative, and it may take a number of years until production is possible, during which time the economic viability of the project may change. Substantial expenditures are required to establish reserves, extract metals from ore and construct mining and processing facilities.

The Company’s primary gold project is subject to all of the risks inherent in mineral exploration and development. The economic feasibility of any mineral exploration and/or development project is based upon, among other things, estimates of the size and grade of mineral reserves, proximity to infrastructures and other resources (such as water and power), anticipated production rates, capital and operating costs, and metals prices. To advance from an exploration project to a development project, the Company will need to overcome various hurdles, including completing favorable feasibility studies, securing necessary permits, and raising significant additional capital to fund activities. There can be no assurance that the Company will be successful in overcoming these hurdles. Because of the Company’s focus on its primary gold project and its location in Minas Gerais state, the success of its operations and profitability may be disproportionately exposed to the impact of adverse conditions unique to the region.

The nature of mineral exploration and production activities involves a high degree of risk and the possibility of uninsured losses.

Exploration for and the production of minerals is highly speculative and involves much greater risk than many other businesses. Most exploration programs do not result in the discovery of mineralization, and any mineralization discovered may not be of sufficient quantity or quality to be profitably mined. The Company’s operations are, and any future development or mining operations the Company may conduct will be, subject to all of the operating hazards and risks normally incidental to exploring for and development of mineral properties, including, but not limited to:

●	economically insufficient mineralized material;
●	fluctuation in production costs that make mining uneconomical;
●	labor disputes;
●	unanticipated variations in grade and other geologic problems;
●	environmental hazards;
●	water conditions;
●	difficult surface or underground conditions;
●	industrial accidents;
●	metallurgic and other processing problems;
●	mechanical and equipment performance problems;
●	failure of dams, stockpiles, wastewater transportation systems, or impoundments;
●	unusual or unexpected rock formations; and
●	personal injury, fire, flooding, cave-ins and landslides.

Any of these risks can materially and adversely affect, among other things, the development of properties, production quantities and rates, costs and expenditures, potential revenues, and production dates. If the Company determines that capitalized costs associated with any of its mineral interests are not likely to be recovered, the Company would incur a write-down of its investment in these interests. All these factors may result in losses in relation to amounts spent that are not recoverable, or that result in additional expenses.

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

The Company has a history of losses and expects to continue to incur losses in the future.

The Company has incurred losses since inception, has had negative cash flow from operating activities, and expects to continue to incur losses in the future. The Company has incurred the following losses from operations during each of the following periods:

●	$1,057,773 for the year ended December 31, 2023; and
●	$657,375 for the year ended December 31, 2022

The Company expects to continue to incur losses unless and until such time its projects enter into commercial production and generate sufficient revenues to fund continuing operations. The Company recognizes that if it is unable to generate significant revenues from mining operations and dispositions of its properties, the Company will not be able to earn profits or continue operations. At this early stage of its operation, the Company also expects to face the risks, uncertainties, expenses, and difficulties frequently encountered by smaller operating companies. The Company cannot be sure that it will be successful in addressing these risks and uncertainties and its failure to do so could have a materially adverse effect on its financial condition.

Our results are likely to fluctuate significantly in future periods.

Our operating and financial results are difficult to predict and may fluctuate significantly from period to period. Results of operations may fluctuate as a result of a variety of factors that are outside of our control including, but not limited to, foreign exchange variation specially between the Brazilian real and the U.S. dollar, commodity prices, lack of sufficient working capital, equipment malfunction and breakdowns, and regulatory or licensing delays.

The Company is exposed to information systems and cybersecurity risks.

The Company’s information systems (including those of any of its counterparties) may be vulnerable to the increasing threat of continually evolving cybersecurity risks. Unauthorized parties may attempt to gain access to these systems or information through fraud or other means of deception. The Company’s operations depend, in part, on how well it and its counterparties protect networks, equipment, information technology systems and software against damage from threats. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company’s reputation and results of operations. There can be no assurance that the Company or its counterparties will not incur such losses in the future. The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cybersecurity and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain an area of attention.

Risks Related to Operating in Brazil

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

We are subject to various Brazilian federal mining laws and regulations as well as federal, state and local environmental laws and regulations. For any of the operations that we intend to pursue directly, we will be required to obtain a certain number of permits from regulators. After operations begin, we will have capital expenditures on an ongoing basis to continue to ensure compliance with the permits obtained as well as other mining and environmental laws and regulations. In addition, due to the possibility of changes to mining and environmental laws and regulations, the amount and timing of future regulatory expenditures may vary substantially from those currently anticipated. We could be subject to civil or criminal penalties for non-compliance with mining and environmental laws and regulations under Brazilian law.

Significant volatility in the value of the Brazilian real in relation to the U.S. dollar could harm our results.

The local costs in Brazil are incurred in the currency of Brazil, the Brazilian real. There have been significant fluctuations in the exchange rate between the Brazilian real and the U.S. dollar and this may at times be detrimental to us.

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

Legal proceedings and investigations could have a material adverse effect on our business

The enforcement of contracts in Brazil is a multifaceted challenge characterized by a protracted and intricate legal process. Under Brazilian law, a broad range of behaviors and conducts could be considered as breaches of agreements and/or violation of laws (e.g. Brazilian environmental, labor or tax laws).

Accordingly, our executive officers, employees and, in certain cases, we and our subsidiaries could be subject to investigations and proceedings in connection with allegations of agreement breaches or legal violations. Defending ourselves in these legal proceedings may be costly and time consuming. The lack of consistency poses challenges for businesses aiming to ensure compliance and mitigate legal risks.

The potential repercussions of adverse outcomes in legal proceedings are substantial and may encompass litigation, financial penalties, the revocation of operating licenses, and harm to our reputation. Such consequences could significantly impact our results of operations and financial condition.

Brazilian tax laws are complex and may be detrimental to us.

Brazilian government has been frequently implementing and may keep implementing changes in their tax policies, including but not limited to changes in tax rates, sector fees and, occasionally, implementation of temporary contributions. Any such changes, as well as changes in the interpretation of such tax laws and regulations, may result in increases in the Company’s overall tax burden, which would negatively affect its profitability.

Changes in the tax policies, tax laws and interpretation may impact on our tax obligations and present material adverse impact on our financial status and results of operations and eventually on our share price.

Risks Related to Our Common Stock

There is currently a very limited trading market for our Common Stock.

Our Common Stock trades on OTCQB, a platform of OTC Markets, and as of now it has low liquidity. A possible reason for this includes the fact that only a small percentage of our Common Stock is available to be traded and is held by a small number of holders. Another possible reason may be related to the fact that we are a new company and therefore the demand for our shares is limited by the lack of knowledge about us. We believe that liquidity will be dependent, among other things, on the perception of our business, alongside steps that we may take to raise investor awareness, including press releases, road shows, and conferences. There can be no assurance as to when an increase in liquidity will occur.

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

Marc Fogassa is both our Chairman and Chief Executive Officer as well as Chairman and Chief Executive Officer of Atlas Lithium Corporation and may be subject to potential conflicts of interest in matters involving both companies.

Mr. Fogassa, our Chairman and Chief Executive Officer, is Chairman and Chief Executive Officer of Atlas Lithium Corporation (“Atlas Lithium”), our largest shareholder, and is also Chairman and Chief Executive Officer of Apollo Resources Corporation (“Apollo Resources”), a private company focused on the development of iron ore properties in Brazil. Potential conflicts of interest may occur between us and Atlas Lithium as related to allocation of Mr. Fogassa’s working time, among others. To diminish or eliminate such potential conflicts of interests between these two companies, the Board of Directors of each company has a different composition. With regard to board approval of matters that involve a potential conflict of interest, Mr. Fogassa recuses himself, and let the disinterested directors decide.

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

We are focused on gold properties in Brazil, a well-regarded jurisdiction that we know well. We plan to mine properties that lend themselves to year-round, simple open-sky operations to enable steady profitability on gold retrieval. In other situations, we will prefer to partner and collect royalties while another entity operates the project. Our main goal is to become a profitable company as soon as possible.

We also own a quartzite deposit located in Minas Gerais, which, after a drilling campaign, received all permits necessary and was subject to a trial mining period in 2023. We intend to start mining operations and generate revenues from quartzite sales in 2024, as described in section “Material projects” below.

We have no debt, except for operational payables. We have been primarily funded to date by sales of our common stock. We are prohibited from issuing variable-rate convertible debt by our Bylaws.

Sector Outlook

Gold

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

Gold has emotional, cultural and financial value and different people across the globe buy gold for different reasons, often influenced by a range of national socio-cultural factors, local market conditions and wider macro-economic drivers. The modern gold market is a picture of diversity and growth. Since the early 1970s, the volume of gold produced each year has tripled, the amount of gold bought annually has quadrupled and gold markets have flourished across the globe. Currently the global gold market has attracted a lot of attention and the price of gold achieved, in December 2023, its highest historical rate. Gold is now bought by a far more diverse set of consumers and investors than at any previous time in history.

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

The gold market is a global market, with London and New York being the two biggest marketplaces for gold in the world. The gold market is quite large, larger than many other markets. The World Gold Council estimates that 209,000 tonnes of gold have been mined historically. The financial share of the physical gold market is made up of bars, coins, physically backed gold ETFs and central bank reserves. This accounts for around 82,200 tonnes worth USD 5 trillion, equivalent to 39% of total above-ground gold stocks. The average daily trading volume in gold in the over-the-counter market alone, from 2018 to 2022, is estimated at $149 billion, indicating that the gold market is very liquid. Investment demand is the demand for gold for investment purposes. This demand is made up of direct ownership of bars and coins, or indirect ownership via Exchange-Traded Funds (ETFs) and similar products. Investment demand appears to be the most important category of demand for gold.

Quartzite

Quartzite is a very hard rock composed predominantly of an interlocking mosaic of quartz crystals. Over the last several years, polished quartzite slabs have become sought after as a higher-end substitute to granite in kitchen countertops and tiles. Brazil has a flourishing quartzite mining industry centered in the neighboring the states of Minas Gerais and Espírito Santo with smaller producers being the norm. Each quarry produces quartzite of different color and texture and therefore stones are unique to their location. Mining is via simple open pit procedures, not particularly labor intensive, and with the mined product normally prepared as cubes of raw quartzite measuring ten meters in each diameter. Buyers are normally responsible for the logistics of transporting such raw quartzite blocks from the mine. Buyers for quartzite mined in Brazil are primarily from four locations: Brazil itself, United States, China, and Italy. It is common for mines to develop an exclusive selling relationship with a buyer.

The global quartzite market size was over 3.6 billion USD in 2022, and it is expected to expand at a CAGR of 2.46% until 2030, reaching volumes over 4 billion USD by 2028, according to Global Research and Insights.

Current Company Projects

Material Properties

Summary of Material Properties

Project	Mineral Right Number	Area (hectares)	Mineral	Municipalities	State, Country
Alpha Project	831.942/2016	1,883.01	gold	Dionisio, Marlieria, Sao Domingos do Prata	Minas Gerais, Brazil
Alpha Project	831.140/2019	1,859.51	gold	Marlieria, Sao Domingos do Prata	Minas Gerais, Brazil
Alpha Project	831.141/2019	777.94	gold	Antonio Dias, Sao Domingos do Prata	Minas Gerais, Brazil
Alpha Project	831.142/2019	1,294.65	gold	Antonio Dias, Sao Domingos do Prata	Minas Gerais, Brazil
Alpha Project	831.143/2019	50.68	gold	Sao Domingos do Prata	Minas Gerais, Brazil
Alpha Project	831.144/2019	1,739.78	gold	Dionisio, Marlieria, Sao Domingos do Prata	Minas Gerais, Brazil
Alpha Project	831.145/2019	936.01	gold	Dionisio, Sao Domingos do Prata	Minas Gerais, Brazil
Alpha Project	831.146/2019	557.57	gold	Sao Domingos do Prata	Minas Gerais, Brazil
Alpha Project	830.064/2021	301.31	gold	Sao Domingos do Prata	Minas Gerais, Brazil
Alpha Project	830.065/2021	7.6	gold	Antonio Dias, Nova Era, Sao Domingos do Prata	Minas Gerais, Brazil
Alpha Project	830.066/2021	1,603.58	gold	Dionisio, Marlieria, Sao Domingos do Prata	Minas Gerais, Brazil
Alpha Project	830.074/2021	211.48	gold	Nova Era, Sao Domingos do Prata	Minas Gerais, Brazil
Quartzite Project	831.665/2016	94.44	quartzite	Augusto de Lima, Diamantina	Minas Gerais, Brazil

Maps of Material Properties

-4790000
-4780000
-4770000
-4760000
-2220000
-2230000
-2240000
-2250000
Antônio Dias
Jaguaraçu
831.141-2019
831.142-2019
831.140-2019
830.065-2021
Nova Era
Marliéria
831.143-2019
831.144-2019
830.074-2021
831.146-2019
831.942-2016
830.066-2021
Bela Vista de Minas
São Domingos do Prata
Dionísio
831.145-2019
830.064-2021
São José do Goiabal
0
2,4
4,8
7,2
9,6
12
Km
N
W
E
S
Coordinate System: SIRGAS 2000
Projection: Transverse Mercator
Datum: SIRGAS 2000
Units: Meter
Alpha Project
Project Location
0
1000
2000
Km
0
260
520
780
Km
Municipality limit
Waterways
Roads
Mineral Rights

Figure 1: Map of the Alpha Project mineral rights.

-4893637
-4892940
-2040816
-2041513
-2042210
831.665-2016
Diamantina
Augusto de Lima
0 0,1 0,2 0,3 0,5 0,6 Km
N
W
E
S
Coordinate System: SIRGAS 2000
Projection: Transverse Mercator
Datum: SIRGAS 2000
Units: Meter
Quartzite Project
Project Location
0 1000 2000 Km
0 260 520 780 Km
Mineral Rights
Municipality limit

Figure 2: Map of the Quartzite Project mineral right.

Additional Information on Material Properties

Alpha Project

Infrastructure:

The Alpha Project’s primary mineral right (claim number ANM 831.942/2016) is located in the rural zone of Santana do Alfié, a district in the municipality of São Domingos do Prata, in the interior of the state of Minas Gerais in Brazil. According to the latest data from the Brazilian Institute of Geography and Statistics (“IBGE”), the population of Santana do Alfié was 1,691 inhabitants. We believe that the current population size is similar. Houses in this district have power from the electric grid and utilize wells for water.

The district of Santana do Alfié originated in 1751 as a settlement near locations where alluvial gold had been identified by the Portuguese settlers of Brazil. It is a local understanding that the word “Alfié” derives from the evolutionary phonetic contraction of the term “Ouro Fiel” which can be translated as “Faithful Gold”.

The municipality of São Domingos do Prata, the largest town near the Alpha Project, had 17,392 inhabitants according to the IBGE census of 2022. This town is located only a few miles from the Alpha Project mineral rights and serves as the logistical basis where geologists and consultants stay. São Domingos do Prata offers all of the basic infrastructure needs such as labor and supplies.

Belo Horizonte, the 6th largest city in Brazil with a population of 2,315,560 according to the IBGE census of 2022, is only 88 miles away from the Alpha Project mineral rights. The Company’s office is located in Belo Horizonte. Belo Horizonte is the capital of the Brazilian state called “Minas Gerais” which in translation means “General Mines”. According to data provided in January 2024 by the Sindicato da Indústria Mineral do Estado de Minas Gerais, an organization representing the Minas Gerais mining industry sector, the state of Minas Gerais is responsible for 41.5% of all mineral output of Brazil, placing it as the top mineral producing state among 27 states in Brazil. In fact, Belo Horizonte is commonly known as “the mining capital of Brazil” for having strong concentration of head offices of mining companies and extensive availability of labor and supplies. The Belo Horizonte metropolitan area is served by a modern airport (Aeroporto Internacional de Confins – symbol CNF) with regional and international flights, including non-stop flights to the U.S.

During visits to the site, it was possible to check the condition of the existing roads, which are generally in good condition and appear to be frequently maintained, due to agricultural and cattle ranching activity in the vicinity (Figure 3).

Figure 3: Local road used to access the Alpha Project showing good condition.

For use in mobile offices, workshops and other support structures during drilling campaigns, the network of the local utility company, already existing on site, will be used. To do this, it will be necessary to install a point on the distribution line to connect with the future unit.

The area near and within the Alpha Project is home to multiple small waterways. We expect to apply for and receive permits for local water usage to support drilling campaign operations.

Work Completed:

Prior Work

As prior owner of the mineral right ANM 831.942/2016 which currently belongs to Jupiter Gold, Mineração Ouro Fiel (the “Prior Owner”) identified gold targets from soil geochemistry and confirmed mineralization in the colluvium through auger holes. This research work was carried out using a regular mesh, sampling every meter and chemical analysis at an outside laboratory.

Surface Owner Authorization

As the Company owns the mineral right but not the surface, prior to carrying out any exploration work, proper authorization was obtained from the surface owner. Our relations with the surface owner are very good.

Trenching

In 2020 and 2021, Oxford Geoconsultants (“Oxford”), a technical consulting firm with a geologist that meets the Qualified Person definition of Regulation S-K 1300 performed geological studies, including new trenching, in targets within ANM 831.942/2016. A summary of such results is presented below.

The research work carried out by Oxford at the Alpha Project has included semi-detailed geological recognition and mapping, in addition to well resampling and chemical analysis.

The geological recognition of the area was carried out through walks that identified and registered 58 excavations consisting of wells and trenches, carried out by the Prior Owner. At a promising target denominated “Lavrinha”, regional geological reconnaissance was also carried out to identify the main lithotypes existing in the area, as well as collect structural data and mineral occurrences.

Figure 4: Location map of old excavations at the Lavrinha target.

After the geological recognition stage, 188 information collection points were registered, such as lithologies, predominant mineralogy of rock structures and the presence of structures and outcrops of interest, among other relevant geological information of the location, for the preparation of a map of the area on a scale of semi-detail, supported by the description of wells and trenches opened by the Prior Owner (Figure 4).

Figure 5: Field point map.

In the well resampling stage, two wells were chosen from the 58 existing excavations (Figure 5). Saprolite material and colluvial material were analyzed, resulting in 37 samples at intervals of 1 meter in 1 meter, through vertical channels on one of the faces (north face) of the wells. The samples were collected from the bottom to the wellhead, always in the center of the face, thus avoiding contamination of lower intervals by material from higher intervals. Information on lithology and structures was collected that can assist in the geological-structural understanding of gold mineralization (Figure 6). For each sample, 3 kg of material was collected. All collected material was placed in a properly identified and sealed sample bag, avoiding sample exchange, loss of material or contamination during transport and storage. Finally, the samples were sent for chemical analysis at the SGS Geosol laboratory (“SGS”), in Vespasiano, Minas Gerais, a highly regarded analytical laboratory used by all major mining companies in Brazil. After description and sampling, these wells remained open for future audits, surrounded by a wire fence to prevent accidents with people and/or animals.

Figure 6: Map with location of sampled wells and registered excavations.

Figure 7: Photographs of the work performed in resampling of wells.

Chemical Analysis of Samples

In the chemical analysis stage, the fire assay method was used by SGS, resulting in the results presented in Table 1 below. Well 2 showed high levels in colluvium and saprolite with 4m at 5.0 gAu/t (simple average influenced by high content of sample AM36), a value of 0.70 gAu/t in the range of 7 to 8m depth, and additionally showed some anomalous values between 12 to 14m and 17 to 19m. The AM36 sample is noteworthy because it presented a gold content of 16,523 ppb; however it should be noted that the gold grain in the region is coarse, and a nugget effect may occur.

Table 1: Results of chemical analysis of samples from Wells 1 and 2.

Well 1				Well 2
Sample	From (m)	To (m)	Au content (ppb)	Sample	From (m)	To (m)	Au content (ppb)
AM17	0	1	264	AM 37	0	1	38
AM16	1	2	248	AM 36	1	2	382
AM15	2	3	335	AM 35	2	3	262
AM14	3	4	197	AM 34	3	4	12
AM13	4	5	473	AM 33	4	5	71
AM12	5	6	91	AM 32	5	6	39
AM11	6	7	400	AM 31	6	7	110
AM10	7	8	813	AM 30	7	8	166
AM09	8	9	26	AM 29	8	9	84
AM08	9	10	1,336	AM 28	9	10	30
AM07	10	11	319	AM 27	10	11	18
AM06	11	12	31	AM 26	11	12	19
AM05	12	13	15	AM 25	12	13	724
AM04	13	14	20	AM 24	13	14	28
AM03	14	15	<5	AM 23	14	15	89
AM02	15	16	13	AM 22	15	16	80
AM01	16	17	17	AM 21	16	17	376
				AM 20	17	18	1,214
				AM 19	18	19	16,523
				AM 18	19	20	2,161

Exploration Plan:

As of December 31, 2023, the Company has engaged a geologist who meets the “Qualified Person” criteria under Item 1300 of Regulation S-K to prepare an exploration plan for the Alpha Project. Planning and budgeting for such exploration plan described above is ongoing. The Company anticipates that its initial cost will be in the $250,000 to $350,000 range, and will encompass further detailed geological mapping, geophysics, and initial exploratory drill holes.

Book Value of Property:

The book value of the property is less than $10,000. It includes the cost of obtaining the mineral property directly from the Brazilian national mining department. The Company has title to the mineral rights of the Alpha Project, and such title has no known encumbrances and can be assumed to be more valuable than its book value, although no third-party offers have been received or estimates prepared.

Quartzite Project

Infrastructure:

Our Quartzite Quarry (thereafter, simply “Quarry”) is in the rural zone of Conselheiro Mata, a district in the municipality of Diamantina, in the interior of the state of Minas Gerais in Brazil. According to the latest data from the IBGE, the population of Conselheiro Mata was 819 inhabitants. Most houses in the rural zone of this district have power from the electric grid and utilize wells for water.

The municipality of Diamantina, the largest town near our Quarry, had 47,702 inhabitants according to the IBGE census of 2022. Diamantina offers all the basic infrastructure needs such as labor and supplies.

Belo Horizonte, the capital of the state of Minas Gerais and where the Company has its principal place of business, is 172 miles away from our Quarry. Belo Horizonte is commonly known as “the mining capital of Brazil” for having strong concentration of head offices of mining companies and extensive availability of labor and supplies. The Belo Horizonte metropolitan area is served by a modern airport (Aeroporto Internacional de Confins – symbol CNF) with regional and international flights, including non-stop flights to the U.S.

During visits to the site, it was possible to check the condition of the existing roads, which are generally in good condition and appear to be frequently maintained, due to agricultural and cattle ranching activity in the vicinity.

Work Completed:

Overview

While we are primarily focused on gold, in one of our mineral rights, ANM 831.665/2016 (the “Area”), measuring 94.44 hectares, a greenfield deposit of quartzite was identified by our exploration team which became our “Quartzite Project”.

In 2020, we studied the Quartzite Project with rotary drilling in which we obtained a preliminary volumetric estimate of four deposits of quartzite which had been identified in the Area. Such geological studies, drilling campaign, and volumetric estimates were not carried out under Item 1300 of Regulation S-K.

In 2021, Yan Taffner Binda, a mining engineer with vast experience in quartzite who meets the “Qualified Person” criteria under Item 1300 of Regulation S-K, prepared the mining plan for an open pit quarry at the Quartzite Project.

In 2021, Geoline, an independent engineering and environmental licensing consultancy, performed the field studies needed to file our petition to the applicable regulatory body for an operational license. The filing of such permit occurred in August 2021. On April 4, 2022, our Quartzite Project received the necessary permit from the Brazilian mining department (“ANM”). On December 12, 2022, our Quartzite Project received the operational license from the state of Minas Gerais environmental department (“SUPRAM”). These approvals from ANM and SUPRAM have allowed the Quartzite Project to begin its operations and to be able to commercialize production. As a result, we will refer to our Quartzite Project as the “Quartzite Quarry” or simply “Quarry”.

Preparation of the site for operations of the Quarry began in June 2023. The first quartzite block was retrieved on August 31, 2023. For the period between September 1, 2023, and December 31, 2023, a mining trial period, the Quarry team was comprised of one manager, one supervisor, and five mining workers. The processing was done by cutting the blocks with diamond wire. The blocks produced had dimensions varying between 6 m3 and 12 m3.

For the period between August 31, 2023, and December 31, 2023, a total of 223.10 cubic meters of quartzite blocks were produced and 80.82 cubic meters were sold to independent third parties from Brazil and Italy for an aggregate total revenue of R$ 531,580.39 (Brazilian reais) or approximately US$ 107,540,81. Thus, the average revenue per cubic meter of raw quartzite block sold was approximately US$ 1,331.

The net results of the trial mining were fully charged to profit and loss of the period.

Figure 8: Example of blocks produced at our Quartzite Quarry in 2023.

One block of quartzite was cut into slabs which were subsequently polished. It is expected that the revenue generated from sales of polished slabs on a per-cubic-meter basis will be three to four times that of raw quartzite blocks according to initial contacts with prospective buyers.

Figure 9: Polished quartzite slab from our Quartzite Quarry production.

Specific Details

Surface Owner Authorization

As the Company owns the mineral right but not the surface, prior to carrying out any exploration work, proper authorization was obtained from the surface owner. Our relations with the surface owner are very good.

Figure 10: View of the Area.

Figure 11: Another view of the Area.

Geological Mapping

Two days of mapping were carried out in the region, one on October 19, 2019, and another on September 10, 2020. The primary objective was to look for signs of gold, manganese, and/or quartzite mineralization in the Area.

The presence of manganese was a consideration given the existence of a deactivated manganese mine from Mineração Vale do Jacaré, a local mining company, approximately 2 km from the Area, as can be seen on the map below.

Lithological Map of the Process Area
N
Manganese mine deactivated
Km
1
Lithotypes
Quaternary
Alluvial deposits
Mesoproterozoic
Fm. Rio Pardo Grande (Metasiltstones)
Fm. Pereira Stream (Quartzites)
Fm. Bandeira Stream
Process area
831.665/2016

Figure 12: Lithological map of the Area and deactivated manganese mine nearby.

Quartzite outcrop formations in the Area were identified during geological mapping. The identified occurrences varied from white to medium gray, sometimes with levels parallel to stratification. White-appearing quartzites were apparent below grayish facies and were particularly observed in drainage channels.

Figure 13: Image of grey quartzite outcrop in the Area.

Figure 14: Foreground image of white quartzite outcrop in the Area.

Figure 15: Detail of white quartzite sample from the Area.

Subsurface Sampling

Subsurface sampling was carried out by means of shallow detonations.

Figure 16: Subsurface sampling work in the Area.

Figure 17: Subsurface sampling work in the Area.

Rotary Drilling

The geological exploration was carried out by means of rotary drilling by an independent consultant to 15 meters depth for subsurface recognition of the aesthetic characteristics of the rock identified in the previous stage of blasting sampling, such as basic color, mineralogical alternation due to stratification, presence of layered portions, veins and other characteristics that could be exposed, as they differ completely from the outcrop, susceptible to weathering.

The location of the five planned drill holes is shown in the map below (“FS” stands for “furo de sonda” which means drill hole). Drill holes 1 through 4 were executed, and are succinctly described below.

Figure 18: Map showing drill hole locations in the Area.

Drill Hole 1

The quartzite rock showed medium gray color with the presence of dark gray portions.

Weathered parts identified in the first 30 cm. From 6.1 m to 6.4 m, and also from 9.2 m to 9.6 m, sandy patches were seen. Two rusty parts were identified, one with 5 cm starting at 12.6 m and other with 8 cm starting at 13.0 m.

Figure 19: Cores obtained from drill hole 1 in the Area.

Drill Hole 2

The quartzite rock showed medium gray color with the presence of dark gray portions, with 74% of core recovery due to the drill rod being stuck at the bottom of the hole.

Rusty parts were identified in the first 60 cm, and also from 8.4 m to 8.9 m, and from 11.6 m to 12.1 m. The drill bit stuck caused an interruption in the planned drilling after this point.

Figure 20: Cores obtained from drill hole 2 in the Area.

Drill Hole 3

The quartzite rock showed alternances of medium gray color with the presence of dark gray portions and yellowish medium gray parts until 4.6 m.

A sandy interval was dissolved in the drilling mud from 2.9 m to 3.2 m. From 4.6 m to 15 m the rock graded from medium to dark gray to light to medium gray portions indicating a possible second lighter material with strong market potential.

Figure 21: Cores obtained from drill hole 3 in the Area.

Drill Hole 4

The entire 15 m core was recovered showing alternances of medium gray with light to medium gray matrix with thin layers of dark gray. Some light yellowish weathered parts appeared in the first 5 m.

Figure 22: Cores obtained from drill hole 4 in the Area.

Aerial Survey

In order to ascertain the size of the quartzite outcrops with greater precision, an aerial survey was carried out using a drone. The flight was planned to prioritize the eastern portion of the Area and Litchi software was used, as can be seen in the figure below.

Figure 23: Aerial image showing flight plan made by drone.

In 2021, aerial photogrammetry and field survey of the eastern part of the Area was carried out by an outside consultant. This resulted in a planimetric map at scale 1:6,000 with contour lines at each meter and allowed a digital elevation model of the eastern part of the Area to be created.

The resulting map included all basic geographic information, such as drainages, accesses, and relevant physical structures, facilitating field work and serving as a basis for geological mapping of the area and delimitation of search targets for resource calculation. The map was created using ArcGIS 10.5 and Datamine Studio 3 software and RM for resource cubing.

610000
610500
611000
7993500
7993000
7992500
N
918 m
922 m
919 m
920 m
921 m
923 m
928 m
935 m
930 m
934 m
935 m
929 m
950 m
952 m
951 m
946 m
948 m
947 m
945 m
943 m
940 m
946 m
945 m
953 m
949 m
944 m
925 m
925 m
926 m
927 m
928 m
926 m
924 m
922 m
931 m
933 m
932 m
936 m
937 m
938 m
939 m
942 m
943 m
941 m
929 m
928 m
926 m
927 m
0
200
400
m

Figure 24: Topographic map from 2021 of the eastern portion of the Area.

609900
610200
610500
610800
611100
Legend
Digital Elevation Model
Value (meters)
High : 959,464
Low : 913,447

Figure 25: Digital elevation model of the Area made from contour lines.

Data processing also resulted in an orthoimage of the eastern portion of the Area. Agisoft software Metashape 1.6 was used for orthoimage processing. The orthoimage can be seen below.

Figure 26: Orthoimage with delimitation of quartzite outcrops in the eastern region of the Area.

Surface Area Estimation

With the information provided by the orthoimage above, it was possible to estimate the surface area of the quartzite formations.

Estimation of Depth of Formations

Thickness estimates of quartzites in the region from various Brazilian geologists were consulted. Pflug (1968) suggests that common quartzite thickness in the region is between 700-1,000 meters. On the other hand, Schöll & Fogaça (1980) and Diniz & Pinheiro (1980) both suggest that such thickness isf approximately 250 meters. In our estimation of thickness we used the more conservative figure, 250 meters.

Volume Estimation

Topography data extracted in GIS (System Information Geographic) were processed by the Datamine Studio 3 software, in order to obtain the geological model of quartzite massifs and their respective volumes.

The four rock masses delimited in the field stages were modeled. These four rocky bodies and their respective volume calculations are represented in the sequence of figures and table below.

Quartzite Formations	Estimated Volume (m3)
Rocky Body 01	302,380
Rocky Body 02	867,801
Rocky Body 03	243,292
Rocky Body 04	40,916
TOTAL	1,454,389

Table 1: Estimate of volume of quartzite formations in the Area.

Exploration Plan:

As of December 31, 2023, there is no plan for further geological exploration of the Area as the focus going forward will be on mining and revenue generation. The Company plans to continue to rely on the technical expertise of Yan Taffner Binda, a mining engineer with vast experience in quartzite who meets the “Qualified Person” criteria under Item 1300 of Regulation S-K.

As subsequent events after December 31, 2023, in 2024 we have retained two executives to work with our Quarry: a director of operations, and a director of sales and marketing.

The director of operations will focus on safely improving production to 100 m3 per month and then to 250 m3. This will likely require the addition of more equipment, and likely the hiring of additional workers.

The director of sales and marketing will focus on attempting to commercialize quartzite slabs obtained from our production to the U.S. market.

Planning and budgeting for the expansion described above is ongoing. The Company anticipates that it will need working capital of $150,000 to $200,000 to run the Quarry and its developing commercial operations.

Book Value of Property:

The book value of the property is less than $10,000. It includes the cost of obtaining the mineral property directly from the Brazilian national mining department. The Company has title to the Area, and such title has no known encumbrances and can be assumed to be more valuable than its book value, although no third-party offers have been received or estimates prepared.

Non-Material Properties

Summary of Non-Material Properties

Project	Mineral Right Number	Area (hectares)	Mineral	Municipality	State, Country
Alta Floresta Project	867.176/2019	9,740.91	gold	Peixoto de Azevedo	Mato Grosso, Brazil
Alta Floresta Project	867.173/2019	83.99	gold	Terra Nova do Norte	Mato Grosso, Brazil
Alta Floresta Project	867.174/2019	47.55	gold	Matupa, Nova Guarita	Mato Grosso, Brazil
Apui Project	880.133/2016	9,325.31	gold	Apui	Amazonas, Brazil
Apui Project	880.134/2016	9,391.67	gold	Apui	Amazonas, Brazil
Apui Project	880.135/2016	9,340.04	gold	Apui	Amazonas, Brazil
Brotas de Macauba Project	870.400/2019	1,951.18	gold, palladium, platinum	Brotas de Macauba	Bahia, Brazil
Cavalcante Project	860.479/2019	1,930.79	gold	Parana (TO), Cavalcante (GO)	Goias and Tocantins, Brazil
Crixas Project	860.807/2016	1,241.63	gold	Crixas, Uirapuru	Goias, Brazil
Paracatu Project	831.883/2016	312.66	gold	Paracatu	Minas Gerais, Brazil

Maps of Non-Material Properties

-6120000
-6080000
-6040000
-6000000
-1080000
-1120000
-1160000
-1200000
Novo Progresso
Altamira
Novo Mundo
Guarantã do Norte
Matupá
867.174-2019
Nova Guarita
Peixoto de Azevedo
867.176-2019
867.173-2019
Terra Nova do Norte
Marcelândia
Colíder
Nova Santa Helena
0 11 22 33 44 55
Km
N
W
E
S
Coordinate System: SIRGAS 2000
Projection: Transverse Mercator
Datum: SIRGAS 2000
Units: Meter
Alta Floreta Project
Project Location
0 1000 2000
Km
0 320 640 960
Km
Municipality limit
Roads
Waterways
Mineral rights

Figure 27: Map of the Alta Floresta Project.

-6747000
-6741000
-6735000
-6729000
-6723000
-6717000
-6711000
-6705000
-6699000
-6693000
-6687000
-6681000
-6675000
-6669000
-6663000
-726000
-732000
-738000
-744000
-750000
-756000
-762000
-768000
-774000
-780000
-786000
-792000
-798000
-804000
-810000
Manicoré
Novo Aripuanã
Borba
880.134/2016
880.135/2016
880.133/2016
Apuí
0
6
12
18
24
30
Km
N
W
E
S
Coordinate System: SIRGAS 2000
Projection: Transverse Mercator
Datum: SIRGAS 2000
Units: Meter
Apuí Project
Project Location
0
1000
2000
Km
0
200
400
Km
Waterways
Roads
Mineral Rights
Municipality limit

Figure 28: Map of the Apui Project.

-4734000
-4731000
-1353000
-1356000
870.400-2019
Brotas de
Macaúbas
0
0,5
0,9
1,4
1,8
2,3
Km
N
W
E
S
Coordinate System: SIRGAS 2000
Projection: Transverse Mercator
Datum: SIRGAS 2000
Units: Meter
Brotas de Macauba Project
Project Location
0
1000
2000
Km
0
320
640
960
Km
Waterways
Mineral rights

Figure 29: Map of the Brotas de Macauba Project.

-4323000
-4320000
-1449000
-1452000
-1455000
860.479-2019
Jaguaripe
Vera Cruz
0
0,6
1,1
1,7
2,2
2,8
Km
N
W
E
S
Coordinate System: SIRGAS 2000
Projection: Transverse Mercator
Datum: SIRGAS 2000
Units: Meter
Cavalcante Project
Project Location
0
1000
2000
Km
0
320
640
960
Km
Waterways
Mineral rights

Figure 30: Map of the Cavalcante Project.

-5562000
-5559000
-5556000
-5553000
-5550000
-5547000
-5544000
-5541000
-5538000
-1587000
-1590000
-1593000
-1596000
-1599000
-1602000
-1605000
-1608000
-1611000
-1614000
UIRAPURU
CAMPOS VERDES
SANTA TEREZINHA DE GOIAS
860.807/2016
CRIXAS
0 2 4 6 8 10
Km
N
W
E
S
Coordinate System: SIRGAS 2000
Projection: Transverse Mercator
Datum: SIRGAS 2000
Units: Meter
Crixas Project
Project Location
0 1000 2000
Km
0 200 400
Km
Mineral Rights
Waterways
Municipality limit

Figure 31: Map of the Crixas Project.

-5217000
-5214000
-1935000
-1938000
-1941000
N
S
W
E
Coordinate System: SIRGAS 2000
Projection: Transverse Mercator
Datum: SIRGAS 2000
Units: Meter
Paracatu Project
Project Location
831.883/2016
Paracatu
0 600 1200 1800 2400 3000
Metros
0 1000 2000
Km
0 200 400
Km
Roads
Mineral Rights
Municipality limit

Figure 32: Map of the Paracatu Project.

We have not implemented formal exploration program to comply with Item 1305 of Regulation S-K, but we have engaged a qualified person for gold and a qualified person for quartzite, as such term is defined in Subpart 1300 of Regulation S-K, who works on both the Alpha Project and the Quartzite Project.

Item 4A. Unresolved Staff Comments.

Not applicable.

Item 5. Operating and Financial Review and Prospects.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the financial statements and the related notes and other information included elsewhere in this registration statement. This discussion contains forward-looking statements that are based on management’s current expectations, estimates and projections about our business and operations. Our actual results may differ materially from those currently anticipated and expressed in such forward-looking statements and as a result of the factors we describe under “Risk Factors” and elsewhere in this filing. See “Special Note Regarding Forward-looking Statements” and “Risk Factors.” We undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future, other than as required by law.

The discussion and analysis of the financial condition and results of operations of certain items for the fiscal year ended December 31, 2021, and year-to-year comparison between fiscal year ended December 31, 2022, and December 31, 2021, that are not included in this Form 20-F can be found in “Item 5. Operating And Financial Review And Prospects” of our Form 20-F for the fiscal year ended December 31, 2022 filed with the SEC on April 28, 2023, which is incorporated by reference herein.

Results of Operations

Except as may be otherwise indicated, all dollar amounts are stated in U.S. dollars, the Registrant’s reporting currency. The following table sets out the exchange rates, based on the data from the website of Brazil’s “Banco Central” (an equivalent to the U.S. Federal Reserve), for the conversion of the Brazilian real (R$) currency into the United States dollar (US$), for the period from January 1, 2023, to December 31, 2023. The average exchange rates are based on the average of the daily closing exchange rates during such periods:

	Average		High		Low		Close
Fiscal Year Ended 12/31/2023	R$	4.9953	R$	5.4459	R$	4.7202	R$	4.8413
Fiscal Year Ended 12/31/2022	R$	5.2284	R$	5.7042	R$	4.7378	R$	5.2177

The exchange rate on December 31, 2023, was R$4.8413 Brazilian reais per one U.S. dollar.

Fiscal Year Ended December 31, 2023, Compared to Fiscal Years Ended December 31, 2022

We did not record any revenue during the year ended December 31, 2023, compared to revenue of $0 during the year ended December 31, 2022. We expect revenues to increase in future periods as we increase our mining operations, including the start of our quartzite mining activities in 2024; however, we can offer no assurances that we will be successful in our efforts.

Our operating expenses are comprised primarily of stock-based compensation, general administrative expenses, and to a lesser extent professional fees and other compensation related costs. Operating expenses totaled $1,057,773 for the year ended December 31, 2023, compared to operating expenses of $657,375 for the year ended December 31, 2022. The increase in operating expenses of 61% comparing 2023 to 2022 and 20% is explained primarily by increased general and administrative expenses and compensation costs, both highly influenced by the increase in activities related to the Quartzite project, including the increase in the number of employees from 1 in 2022 to 7 in 2023.

We incurred a net loss of $1,071,845 for the year ended December 31,2023, an increase of 63% compared to $657,375 for the year ended December 31, 2022.

Net cash used in operating activities was $862,694 for the year ended December 31,2023, compared to $534,073 used in operations during the year ended December 31, 2022. Net cash provided by investing activities was $638,544 for the year ended December 31,2023, compared to $74,678 for the year ended December 31, 2022. Net cash provided by financing activities was $291,600 for the year ended December 31, 2023, compared to $489,875 for the year ended December 31, 2022.

Liquidity and Capital Resources

As of December 31, 2023, we had total current assets of $96,432 and total current liabilities of $734,118 for a current ratio of 0.13 to 1.00 and negative working capital of $637,684 (important to highlight that current liabilities include an amount of $674,461 payable to a group company). By comparison, as of December 31, 2022, we had total current assets of $25,438 and total current liabilities of $20,583 for a current ratio of 1.23 to 1.0 and working capital of $4,855. The variation of the working capital was primarily driven by the resources received from a loan provided by Mineração Apollo Ltd, a wholly owned subsidiary of Apollo Resources Corporation, an affiliate, in order to cover our expenditures with exploration of gold assets and execution of the trial quartzite mining activities.

For the two years ended December 31, 2023, and 2022, our primary sources of liquidity were derived from the sale of our common stock and loans received from related parties. We expect that our primary source of liquidity will continue to be generated from the sale of our common stock, as well as anticipated revenues to be generated from the operation of our Quartzite operations.

The consolidated financial statements have been prepared on a going concern basis. The Company has incurred losses since its inception resulting in an accumulated deficit of $4,200,308 and further losses are anticipated in the development of its business. The Company does not have sufficient cash to fund normal operations and meet debt obligations for the next 12 months without deferring payment to certain current liabilities and/or raising additional funds. In order to continue to meet its fiscal obligations in the current fiscal year and beyond, the Company must seek additional financing. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Its ability to continue as a going concern is dependent upon the ability of the Company to generate profitable operations in the future and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Item 5.C. R&D, Patents and Licenses

None, except mineral rights described above.

Item 5.D. Trend Information

Having commenced initial quartzite operations in August 2023 with the trial mining period and achieved its first production milestones, the quartzite project is poised for expanded capacity in 2024 on the back of strong market demand corroborated by the current market size of over $3.6 billion and the expected compounded annual growth rate of 2.46% until 2030.

For fiscal year 2024, the Company targets over 850 cubic meters of output driving revenue between $1.5 and $2.0 million (based on same price levels obtained for the production of the trial mining period) and delivering robust operating profit margins.

Figure 1 – Ongoing Quartzite Quarry Operations at Silver River Mine

Figure 2 – Finished Silver River Quartzite Slabs Ready for Sale

Figure 3 – Finished Silver River Quartzite Slabs Ready for Sale

To support its next growth phase, the Company plans to strengthen its executive team on the quartzite side by appointing a Director of Sales and Marketing. With over twenty years of international sales experience in ornamental stone, this incoming executive will focus on expanding Silver River’s customer base globally including the United States. She is expected to join the Company in early April 2024.

Item 5.E. Critical Accounting Estimates

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

The ability of the Company to continue as a going concern is dependent on the Company generating cash from its operations, the sale of its stock and/or obtaining debt financing. During the year ended December 31, 2023, the Company funded operations primarily through the sale of equity securities and loans from related parties. Management intends to cover any operating losses by selling its equity securities and obtaining debt financing. There can be no assurance the Company will be successful in these efforts.

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

As of December 31, 2023, Jupiter Gold did not have any level 2 or 3 assets or liabilities.

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

Mineral Properties

Costs of exploration, carrying and retaining unproven mineral lease properties are expensed as incurred. Mineral property acquisition costs, including licenses and lease payments, are capitalized. Impairment losses are recorded on mineral properties used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amount. The Company did not recognize any impairment losses related to mineral properties held during the years ended December 31, 2023, 2022 and 2021.

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

On June 20, 2018, the FASB issued ASU 2018-07 which simplifies the accounting for share-based payments granted to non-employees for goods and services. Under the ASU, most of the guidance on such payments to non-employees would be aligned with the requirements for share-based payments granted to employees. Equity classified share-based payments for employees are fixed at the time of grant. Equity-classified non-employee share-based payment awards are measured at the grant date of the award which is the same as share-based payments for employees. The Company adopted the requirements of the new rule as of January 1, 2019, the effective date of the new guidance.

Foreign Currency

Jupiter Gold’s subsidiary, MJL, uses its local currency as its functional currency. Resulting translation gains or losses are recognized as a component of accumulated other comprehensive income. Transaction gains or losses related to balances denominated in a currency other than the functional currency are recognized in the consolidated statements of operations.

Item 6. Directors, Senior Management and Employees.

Item 6.A. Directors and Senior Management.

Our officers and directors as of March 12, 2024, were as follows:

Name	Age	Position

Marc Fogassa	57	Chairman of the Board of Directors, Chief Executive Officer, and Chief Financial Officer
Joel de Paiva Monteiro, Esq.	33	Director, Vice-President of Administration and Operations, and Secretary
Areli Nogueira da Silva Júnior	43	Director, and Vice-President, Mineral Exploration
Brian W. Bernier	66	Vice-President, Corporate Development and Investor Relations

Executive officers are appointed by and serve at the pleasure of our Board of Directors. A biography of each director and officer follows.

Marc Fogassa is our Founder and has been our Chairman and Chief Executive Officer since July 2016. He has lengthy investment experience in executive management for mining projects, as well as in venture capital and capital markets, and has served on boards of directors of multiple private companies. Mr. Fogassa double majored at the Massachusetts Institute of Technology (M.I.T.), graduating with two Bachelor of Science degrees in 1990. He later graduated from the Harvard Medical School with a Doctor of Medicine degree in 1995, and also from the Harvard Business School with a Master in Business Administration degree in 1999. Mr. Fogassa was born in Brazil and is fluent in Portuguese and English. Mr. Fogassa is also the Chairman and Chief Executive Officer of Atlas Lithium Corporation (“Atlas Lithium”), one of our shareholders, and of Apollo Resources Corporation, an affiliate (“Apollo Resources”).

Joel de Paiva Monteiro, Esq., has been a consultant to us since 2017 and became our Vice-President, Administration and Operations, in 2020. Previously he was a partner of the Brazilian law firm PRA Advogados - Pimenta da Rocha Andrade, with three offices and headquarters in Belo Horizonte, state of Minas Gerais. Mr. Monteiro has worked with all aspects of Brazilian business law, and has extensive experience in a wide range of areas from strategic business planning to litigation. His prior clients included large corporations in a variety of economic sectors in diverse states in Brazil. Mr. Monteiro has a law degree from the Milton Campos Faculty in Belo Horizonte, Brazil. Subsequently he achieved a post-graduate degree in Business and Civil Law from the Pontifical Catholic University of Minas Gerais. Mr. Monteiro is also an officer at Atlas Lithium, one of our shareholders, and an officer and a director of Apollo Resources.

Areli Nogueira da Silva Júnior has been a consultant to us since 2018 and became our Vice-President, Mineral Exploration, in 2021. He is the Founder and was the Chief Technical Officer of MineXplore, a consultancy focused on mineral rights in Brazil. Mr. da Silva Júnior has been a consultant geologist with GeoEspinhaço, a firm that undertakes geological studies in a variety of minerals across Brazil. Mr. da Silva Júnior has also been a college faculty member teaching geology. Previously, he worked at the Brazilian mining department and before that as a geologist at Usiminas Mineração. Mr. da Silva Júnior has a Master of Geology degree from the Federal University of Rio de Janeiro, and an undergraduate degree in Geological Engineering from the School of Mines of the Federal University of Ouro Preto, a premier and the oldest mining-focused college in Brazil. Mr. da Silva has been officer and consultant to Atlas Lithium and Apollo Resources.

Brian W. Bernier has been a consultant to us since 2019 and became our Vice-President, Corporate Development and Investor Relations in 2020. Mr. Bernier has worked in the business development and investor relations sector for over three decades and was most recently at a regional investment bank. He graduated with a degree in Management from Boston University. Mr. Bernier has been an officer and consultant to Atlas Lithium and Apollo Resources.

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

For the year ended December 31, 2023, officers and directors received $410,248 as cash compensation, added to options to purchase an aggregate of 420,000 shares of its common stock. Such awards corresponded to the period between January 1, 2023, to December 31, 2023. The options issued in 2023 were valued at $115,038 in total. The options were valued using the Black-Scholes option pricing model with the following average assumptions: our stock price on date of grant $0.65 to $2.10, a strike price of $0.01 to $1.00, illiquidity discount of 75%, expected dividend yield of 0%, annualized volatility of 268% to 364%, risk-free interest rate of 3.42% to 4.73%, and an expected term of five to ten years.

For the year ended December 31, 2022, officers and directors received $275,000 as cash compensation, added to options to purchase an aggregate of 420,000 shares of its common stock. Such awards corresponded to the period between January 1, 2022, to December 31, 2022. The options issued in 2022 were valued at $104,140 in total. The options were valued using the Black-Scholes option pricing model with the following average assumptions: our stock price on date of grant $0.80 to $1.20, a strike price of $0.01 to $1.00, illiquidity discount of 75%, expected dividend yield of 0%, annualized volatility of 295% to 372%, risk-free interest rate of 1.51% to 4.05%, and an expected term of five to ten years.

Item 6.C. Board Practices.

Our business is managed by the directors who exercise all the powers of the Company, subject to the Business Corporations Act of the Republic of the Marshall Islands, our Articles of Incorporation and our Bylaws, and any special resolution of the Board of Directors. Our Bylaws specify the procedures for the election and removal of directors. Bylaws are hereby incorporated by reference to Exhibit 1.1.

Board of Director is composed of 3 individuals, as described in item 6.A; two of our directors are not U.S. residents.

Item 6.D. Employees.

As of December 31, 2023, we had six full time equivalent employees.

Item 6.E. Share Ownership.

The following table sets forth certain information as of March 12, 2024, regarding the beneficial ownership of our Common Stock by: each of our executive officers, each member of our board of directors and all officers and directors as a group. The number and percentage of our Common Stock beneficially owned by each person is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934 (the “Exchange Act”). The information contained in the table below is not necessarily indicative of beneficial ownership for any other purpose.

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

Name and Address of Officers and Directors (1)	Common stock			Series A Preferred stock			Combined voting power
	Number		%	Number		%	Number	%

Marc Fogassa	2,965,702	(2)	27.2%	1	(3)	100.0%	2,965,703	64.4%
Joel de Paiva Monteiro, Esq.	22,441		0.2%	-		0.0%	22,441	0.1%
Areli Nogueira da Silva Júnior	7,223		0.1%	-		0.0%	7,223	0.0%
Brian W. Bernier	95,127		0.9%	-		0.0%	95,127	0.4%
All Officers and Directors as a group (4 persons)	3,090,493	(2)	28.4%	1	(3)	100.0%	3,090,494	64.9%

(1)	The address for each officer and director is: c/o Jupiter Gold Corporation, Rua Buenos Aires, 10 – 14th Floor, Belo Horizonte, MG 30.315-570, Brazil.

(2)	Includes 1,210,000 shares of common stock issuable to Mr. Fogassa upon exercise of options, the majority of which was awarded in lieu of any cash salary, with an average exercise price of $0.04 per share and an average maturity of 8.22 years.

(3)	Mr. Fogassa owns the only outstanding share of our Series A Convertible Preferred Stock (“Preferred A Stock”). The Certificate of Designations, Preferences and Rights of our Preferred A Stock provides that for so long as Preferred A Stock is issued and outstanding, the holders of Preferred A Stock shall vote together as a single class with the holders of our common stock, with the holders of Preferred A Stock being entitled to 51% of the total votes on all matters regardless of the actual number of shares of Preferred A Stock then outstanding, and the holders of our common stock being entitled to their proportional share of the remaining 49% of the total votes based on their respective voting power. Mr. Fogassa is thus deemed to have voting control on all matters requiring a stockholder vote.

Item 7. Major Shareholders and Related Party Transactions.

A.	Major Shareholders

The following table sets forth certain information as of March 12, 2024, regarding the beneficial ownership of our Common Stock by our major shareholders who beneficially own more than 5% of our voting securities. The number and percentage of our Common Stock beneficially owned by each person is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934 (the “Exchange Act”). The information contained in the table below is not necessarily indicative of beneficial ownership for any other purpose.

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

	Common stock			Series A Preferred stock			Combined voting power
Name and Address of Shareholder (1)	Number		%	Number		%	Number	%

Marc Fogassa	2,965,702	(2)	27.2%	1	(3)	100.0%	2,965,703	64.4%
Atlas Lithium Corporation	2,652,584		24.4%	-		0.0%	2,652,584	11.9%

(1)	The mailing address for each listed shareholder is c/o Jupiter Gold Corporation, Rua Buenos Aires, 10 – 14th Floor, Belo Horizonte, MG 30.315-570, Brazil.

(2)	Includes 1,210,000 shares of common stock issuable to Mr. Fogassa upon exercise of options, the majority of which was awarded in lieu of any cash salary, with an average exercise price of $0.04 per share and an average maturity of 8.22 years.

(3)	Mr. Fogassa owns the only outstanding share of our Series A Convertible Preferred Stock (“Preferred A Stock”). The Certificate of Designations, Preferences and Rights of our Preferred A Stock provides that for so long as Preferred A Stock is issued and outstanding, the holders of Preferred A Stock shall vote together as a single class with the holders of our common stock, with the holders of Preferred A Stock being entitled to 51% of the total votes on all matters regardless of the actual number of shares of Preferred A Stock then outstanding, and the holders of common stock being entitled to their proportional share of the remaining 49% of the total votes based on their respective voting power. Mr. Fogassa is thus deemed to have voting control on all matters requiring a stockholder vote.

Item 7.B. Related Party Transactions.

As of December 31, 2023, we had $674,461 of amounts payable to Mineração Apollo Ltd, an entity wholly owned by Apollo Resources, an affiliate. The loans bear no interest.

See discussion about the Registration Rights Agreement under Item 10.C, Material Contracts on page 46.

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

Item 10. Additional Information.

Item 10.A.

As of December 31, 2023, we had 9,674,497 shares of our Common Stock, par value $0.001 per share, and 1 share of our Series A Convertible Preferred Stock, par value $0.001 per share, issued and outstanding.

As of December 31, 2023, we had 40 million common shares and 10 million preferred shares authorized.

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

Registration Rights Agreement

The Registration Rights Agreement provides that whenever we propose to register any of its securities under the Securities Act of 1933, as amended (the “Securities Act”) and the registration form to be used may be used for the registration and contemplated disposition of Registrable Securities (a “Piggyback Registration”), we will give prompt written notice to Atlas Lithium of its intention to effect such a registration so that such notice is received by Atlas Lithium at least twenty (20) days before the anticipated filing date. We will include in such registration all securities covered by the Registration Agreement (“Registrable Securities”) with respect to which we have received a written request for inclusion therein subject to any limitations on the number of shares that may be registered for resale that may be imposed by law, including positions of the staff of the SEC. In connection with each Piggyback Registration, all of the expenses incurred in compliance with the aforesaid, including, without limitation, all registration and filing fees, printing expenses, fees and disbursements of our counsel and our blue sky fees and expenses will be paid by us and Atlas Lithium shall pay all of the underwriting discounts and selling commissions applicable to the sale of Registrable Securities and all fees and disbursements of counsel for Atlas Lithium attributable to the sale of its securities pursuant to the Piggyback Registration.

Item 10.D. Exchange Controls

Foreign direct investment in Brazil is governed by Law number 14.286 of December 29, 2021 (the “New Foreign Exchange Law”), replacing Brazilian Laws number. 4.131 (1962) and number 11.371 (2006), incorporating crucial amendments. Under the New Foreign Exchange Law, foreign direct investors must adhere to a set of reporting and regulatory obligations.

Foreign investments, whether in the form of portfolio investments or direct investments in the capital market by individuals or entities, are subject to rigorous registration requirements. Portfolio investments, now regulated by Brazil Monetary Council (“CMN”) Resolution number 4.373 since March 30, 2015, have introduced changes aimed at facilitating the entry of foreign investors into the Brazilian financial and capital markets.

Non-resident investors are obligated to report their status to the Brazilian Central Bank, appoint a tax representative, and engage a representative in Brazil for service of process in suits under Brazilian Corporate Law. Additionally, investments exceeding US$ 100,000.00 require prompt reporting to the Brazilian Central Bank through the Foreign Capital Information Reporting System – Foreign Direct Investment within 30 days of funds flowing into Brazil.

The reporting obligations extend to various aspects, including the remittance of profits abroad, the repatriation of capital, and the formalization of reinvestments. Investments are reported in the foreign currency of origin or in Brazilian currency if derived from a non-resident account in Brazil.

Other than such reporting obligations, foreign investment is not subject to government approvals or authorizations and there are no requirements regarding minimum investment or local participation in capital (except in very limited cases such as in regard to financial institutions, insurance companies and other entities subject to specific regulations). Foreign participation, however, is limited (that is, subject to approvals) or forbidden in several sectors.

Foreign investments in currency must be officially channeled through financial institutions duly authorized to deal in foreign exchange. Foreign currency must be converted into Brazilian currency and vice versa through the execution of an exchange contract. Foreign investments may also be made through the contribution of assets and equipment intended for the local production of goods and services.

The role of attorneys-in-fact from the previous legislation has evolved into the appointment of a representative in Brazil. This representative, authorized by the Brazilian Central Bank, assumes responsibility for compliance with registration and reporting requirements.

Remittances abroad, covering the distribution of profits or interest on equity and repatriation of capital, follow a meticulous process involving foreign exchange contracts. These contracts are established between the Brazilian company and an authorized Brazilian commercial bank, reflecting the exchange of Brazilian currency into foreign currency at an agreed-upon rate.

While historical instances, such as the freeze on dividend and capital repatriations in 1989 and 1990, demonstrated the government’s use of temporary restrictions to protect foreign currency reserves, the New Foreign Exchange Law provides a framework for potential future restrictions. The likelihood of such restrictions is influenced by factors such as Brazil’s foreign currency reserves, availability of foreign currency, debt service burden, policy towards the International Monetary Fund, and broader political constraints.

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

Non-resident shareholders in Marshall Islands are not subject to Marshall Islands stamp, capital gains or other taxes on the purchase, ownership or disposition of our common shares, and will not be required by the Marshall Islands to file a tax return related to our common shares.

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

You may read and copy any documents that we file with the SEC, including this Report and the related exhibits, without charge at the web site maintained by the Securities and Exchange Commission at www.sec.gov.

Item 10.I. Subsidiary Information.

Not applicable.

Item 10.J. Annual Report to Securities Holders

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

Our management performed an assessment of the effectiveness of our internal control over financial reporting at December 31, 2023, utilizing the criteria described in the “Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. The objective of this assessment was to determine whether our internal control over financial reporting was effective on December 31, 2023.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis. In our assessment of the effectiveness of internal control over financial reporting on December 31, 2023, we did not identify any material weaknesses.

Based on the management’s assessment, we have concluded that our internal control over financial reporting was effective on December 31, 2023.

Changes In Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting during the year ended December 31, 2023, which have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. Reserved

Item 16A. Audit Committee Financial Expert

Our Board of Directors currently acts as our audit committee. We do not currently have an independent member of our Board of Directors who qualifies as an “audit committee financial expert” as such term is usually defined.

Item 16B. Code of Ethics.

Our Board of Directors plans to adopt in 2024 a code of ethics to apply to all of our directors, officers, and employees.

Item 16C. Principal Accountant Fees and Services.

BF Borgers CPA PC has served as our independent auditors for our financial statements as of December 31, 2023 and for the years ended December 31, 2022 and 2021. This firm billed the following fees to us for professional services related to such date and periods:

	2023	2022	2021
Audit Fees	$22,000	8,100	8,100
Audit-Related Fees	—	—	—
Tax Fees	—	—	—
All Other Fees	—	—	—
Total	$22,000	8,100	8,100

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

None.

Item 16F. Change in Registrant’s Certifying Accountant.

Not applicable.

Item 16G. Corporate Governance.

Not applicable.

Item 16H. Mine Safety Disclosure.

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

Item 16K. Cybersecurity.

As an exploration stage company, we have limited operations and our business activity to date has been identifying, acquiring, and exploring mineral properties, and have not yet adopted formal cybersecurity risk management programs or formal processes for assessing cybersecurity risks. We understand the importance of managing material risks from cybersecurity threats and are committed, as part of our continuing growth, to implementing and maintaining an adequate information security program to manage such risks and safeguard our systems and data.

We currently manage our cybersecurity risk through a variety of practices that are applicable to all users of our information technology and information assets, including our employees and contractors. We use a combination of technology, policies, training, and monitoring to promote security awareness and prevent security incidents.

Due to the early stage of development of our projects, we believe have limited exposure to cyber threats other than emails and project data storage. Financial transactions are enabled through well-stablished financial institutions and accounting and employee information storage are outsourced to an external accounting firm.

We have not, as of the date of this report, experienced a cybersecurity threat or incident in the last three years, that materially affected or is reasonably likely to affect our business, results of operations, or financial condition. However, there can be no guarantee that we will not experience such an incident in the future. Refer to our risk factor “The Company is exposed to information systems and cybersecurity risks” on page 4.

Our board of directors oversees cybersecurity risk as part of its role of overseeing enterprise-wide risk.

PART III

Item 17. Financial Statements.

We have responded to Item 18 in lieu of this item.

Item 18. Financial Statements.

The financial statements required by this item are found at the end of this annual report, beginning on page F-1.

Item 19. Exhibits.

Exhibit Number	Description of Exhibit

1.1	Company Bylaws**

2.1	Certificate of designations, preferences and rights of our preferred A Stock**

3.1	Registration of rights agreement**

12.1	Certification of CEO Pursuant to Section 302 of Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley Act”).*

12.2	Certification of CFO Pursuant to Section 302 of Sarbanes-Oxley Act.*

13.1	Certification Pursuant to Section 906 of Sarbanes-Oxley Act.*

*Filed herewith.

** Previously Filed.

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

JUPITER GOLD CORPORATION

FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of Jupiter Gold Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Jupiter Gold Corporation as of December 31, 2023 and 2022, the related statements of operations, stockholders’ equity (deficit), and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

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

/S/ BF Borgers CPA PC (PCAOB ID 5041)

We have served as the Company’s auditor since 2016

Lakewood, CO

March 12, 2024

JUPITER GOLD CORPORATION

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,	December 31,
	2023	2022	2021

ASSETS
Current assets:
Cash and cash equivalents	$92,813	$25,438	$849
Related party transactions	-	-	$85,203
Other current assets	$3,621	-	-
Total current assets	$96,434	$25,438	$86,052
Property and equipment, net	320,700	$41,929	$31,404
Intangible assets, net	-	$11,499	$12,796
Total assets	$417,134	$78,866	$130,251

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable and accrued expenses	$59,009	$20,583	$14,417
Related party transactions	$674,461	$-	$-
Other current liabilities	$648	$-	$-
Total current liabilities	$734,118	$20,583	$14,417

Non Current liabilities:
Other non-current liabilities	$4,729	-	-
Total current liabilities	$4,729	-	-

Total liabilities	$738,847	$20,583	$14,417

Stockholders’ equity:
Series A preferred stock, $0,001 par value, 10,000,000 shares authorized; 1 share issued and outstanding	-	-	-

Common stock, $0,001 par value, 40,000,000 shares authorized; 9,674,497, 8,118,737 and 6,148,212 shares issued and outstanding as of December 31, 2023, 2022 and 2021, respectively	9,674	8,118	6,148
Additional paid-in capital	3,935,287	3,209,505	2,604,701
Accumulated other comprehensive loss	(66,366)	(30,877)	(23,927)
Accumulated deficit	(4,200,308)	(3,128,463)	(2,471,088)
Total stockholders’ equity	(321,713)	58,283	115,834
Total liabilities and stockholders’ equity	417,134	78,866	130,251

The accompanying notes are an integral part of the consolidated financial statements.

JUPITER GOLD CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,
	2023	2022	2021

Revenue	$-	$-	$-
Cost of revenue	$-	$-	$-
Gross profit	$-	$-	$-
Operating expenses:
General and administrative	$(340,065)	$(212,578)	$(291,435)
Compensation and related costs	$(602,670)	$(340,657)	$(106,701)
Stock based compensation	$(115,038)	$(104,140)	$(148,853)
Total operating expenses	$(1,057,773)	$(657,375)	$(546,989)
Loss from operations	$(1,057,773)	$(657,375)	$(546,989)
Other expense (income):
Other income (expense)	$(14,072)	$-	$(1,449)
Other income (expense)	$(14,072)	$-	$(1,449)
Loss before provision for income taxes	$(1,071,845)	$(657,375)	$(548,438)
Provision for income taxes	$-	$-	$-
Net loss	$(1,071,845)	$(657,375)	$(548,438)

Basic and diluted loss per share
Net loss per share	$(0,12)	$(0,08)	$(0,09)

Weighted-average number of common shares outstanding:
Basic and diluted	9,029,706	8,118,737	6,148,212

Comprehensive loss:
Net loss	$(1,071,845)	$(657,375)	$(548,438)
Foreign curreny translation adjustment	$(35,489)	$(6,950)	$74,338
Comprehensive loss	$(1,107,334)	$(664,325)	$(474,100)

The accompanying notes are an integral part of the consolidated financial statements.

JUPITER GOLD CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

						Accumulated
	Series A Preferred Stock		Common Stock		Additional Paid-in	Other Comprehensive	Accumulated	Total Stockholders’
	Shares	Value	Shares	Value	Capital	Income (Loss)	Deficit	Equity
Balance, December 31, 2020	1	$-	5,780,165	$5,780	$2,327,244	$(98,265)	$(1,922,650)	$312,109

Issuance of common stock in connection with sales made under private offerings	-	-	293,889	$294	$205,496	$-	$-	$205,790
Stock based compensation	-	-	74,158	$74	$71,961	$-	$-	$72,035
Change in foreign currency translation	-	-	-	$-	$-	$74,338	$-	$74,338
Net income (loss)	-	-	-	$-	$-	$-	$(548,438)	$(548,438)

Balance, December 31, 2021	1	$-	6,148,212	$6,148	$2,604,701	$(23,927)	$(2,471,088)	$115,834

Issuance of common stock in connection with sales made under private offerings	-	-	1,853,626	$1,853	$488,022	$-	$-	$489,875
Stock based compensation	-	-	116,899	$117	$116,782	$-	$-	$116,899
Change in foreign currency translation	-	-	-	$-	$-	$(6,950)	$-	$(6,950)
Net income (loss)	-	-	-	$-	$-	$-	$(657,375)	$(657,375)

Balance, December 31, 2022	1	$-	8,118,737	$8,118	$3,209,505	$(30,877)	$(3,128,463)	$58,283

Issuance of common stock in connection with sales made under private offerings	-	-	827,180	$827	$611,473	$-	$-	$612,300
Stock based compensation	-	-	728,580	$729	$114,309	$-	$-	$115,038
Change in foreign currency translation	-	-	-	$-	$-	$(35,489)	$-	$(35,489)
Net income (loss)	-	-	-	$-	$-	$-	$(1,071,845)	$(1,071,845)

Balance, December 31, 2023	1	$-	9,674,497	$9,674	$3,935,287	$(66,366,00)	$(4,200,308)	$(321,713)

The accompanying notes are an integral part of the consolidated financial statements.

JUPITER GOLD CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,
	2023	2022	2021

Cash flows from operating activities of continuing operations:
Net loss	$(1,071,845)	$(657,375)	$(548,438)
Adjustments to reconcile net loss to cash used in operating activities:
Stock based compensation and services	$115,038	$104,140	$148,853
Depreciation and amortization	$56,536	$12,997	$18,320
Changes in operating assets and liabilities:
Accounts payable and accrued expenses	$41,141	$6,166	$3,686
Accounts receivable and other assets	$(3,566)	$-	$-
Net cash provided by (used in) operating activities	$(862,695)	$(534,073)	$(377,579)

Cash flows from investing activities:
Related party	$638,545	$85,203	$105,378
Acquisition of capital assets	$-	$(10,525)	$-
Net cash provided by (used in) investing activities	$638,545	$74,678	$105,378

Cash flows from financing activities:
Net proceeds from sale of common stock	$291,600	$489,875	$205,496
Net cash provided by (used in) financing activities	$291,600	$489,875	$205,496

Effect of exchange rates on cash and cash equivalents	$(74)	$(5,891)	$2
Net increase (decrease) in cash and cash equivalents	$67,375	$24,589	$(66,703)
Cash and cash equivalents at beginning of period	$25,438	$849	$67,552
Cash and cash equivalents at end of period	$92,813	$25,438	$849

The accompanying notes are an integral part of the consolidated financial statements.

JUPITER GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION, BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business

On July 27, 2016, Jupiter Gold Corporation (“Jupiter Gold” or the “Company”) was incorporated under the laws of the Republic of the Marshall Islands. Concurrently, Atlas Lithium Corporation (“Atlas Lithium”), a U.S. corporation, exchanged its 99.99% ownership in Mineração Jupiter Ltda (“MJL”), a Brazilian company, for 4,000,000 shares of Jupiter Gold’s common stock. Atlas Lithium held an approximate 27.42% interest in the Company as of December 31, 2023.

The Company has 100%-ownership to several gold projects in development and in exploratory stages aggregating over 154,000 acres in Brazil. It also owns a modular gold recovery plant. The Company trades on the OTC Markets (Pink Open Market) under the symbol JUPGF.

The Company also owns a Quartzite deposit located in Minas Gerais, which, after a drilling campaign, received all permits necessary and was subject to a trial mining period in 2023. We intend to start mining operations and generate revenues from Quartzite sales in 2024.

Basis of Presentation

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles (“GAAP”) of the United States of America and are expressed in United States dollars. For the years ended December 31, 2023, 2022 and 2021, the consolidated financial statements include the accounts of the Company and its 99.99% owned subsidiary, Mineração Jupiter Ltda.

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

The ability of the Company to continue as a going concern is dependent on the Company generating cash from its operations, the sale of its stock and/or obtaining debt financing. During the year ended December 31, 2023, the Company funded operations primarily through the sale of equity securities and loans from related parties. Management intends to cover any operating losses by selling its equity securities and obtaining debt financing. There can be no assurance the Company will be successful in these efforts.

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

As of December 31, 2023, Jupiter Gold did not have any level 2 or 3 assets or liabilities.

Jupiter Gold’s financial instruments consist of cash and cash equivalents, accounts payable, and accrued expenses. The carrying amount of these financial instruments approximates fair value due to either length of maturity or interest rates that approximate prevailing market rates unless otherwise disclosed in these consolidated financial statements.

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents to the extent that the funds are not being held for investment purposes. Funds held in Brazilian banks are insured up to 250,000 Brazilian Real (approximately $3,652 based on the December 31, 2023 exchange rate).

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

Mineral Properties

Costs of exploration, carrying and retaining unproven mineral lease properties are expensed as incurred. Mineral property acquisition costs, including licenses and lease payments, are capitalized. Impairment losses are recorded on mineral properties used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amount. The Company did not recognize any impairment losses related to mineral properties held during the years ended December 31, 2023, 2022 and 2021.

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

Basic Earnings (Loss) Per Share

The Company computes loss per share in accordance with ASC Topic 260, Earnings per Share, which requires presentation of both basic and diluted earnings per share on the face of the statement of operations. Basic loss per share is computed by dividing net loss available to common shareholders by the weighted average number of outstanding common shares during the period. Diluted loss per share gives effect to all dilutive potential common shares outstanding during the period. As of December 31, 2023, the Company’s potentially dilutive securities relate to common stock issuable in connection with options. Diluted EPS excludes all dilutive potential shares if their effect is anti-dilutive.

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

In August 2023, the FASB issued ASU 2023-05, Business Combinations - Joint Venture Formations (Subtopic 805-60): Recognition and Initial Measurement, which clarifies the business combination accounting for joint venture formations. The amendments in the ASU seek to reduce diversity in practice that has resulted from a lack of authoritative guidance regarding the accounting for the formation of joint ventures in separate financial statements. The amendments also seek to clarify the initial measurement of joint venture net assets, including businesses contributed to a joint venture. The guidance is applicable to all entities involved in the formation of a joint venture. The amendments are effective for all joint venture formations with a formation date on or after January 1, 2025. Early adoption and retrospective application of the amendments are permitted. We do not expect adoption of the new guidance to have a material impact on our consolidated financial statements and disclosures.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, amending reportable segment disclosure requirements to include disclosure of incremental segment information on an annual and interim basis. Among the disclosure enhancements are new disclosures regarding significant segment expenses that are regularly provided to the chief operating decision-maker and included within each reported measure of segment profit or loss, as well as other segment items bridging segment revenue to each reported measure of segment profit or loss. The amendments in ASU 2023-07 are effective for fiscal years beginning after December 15, 2023, and for interim periods within fiscal years beginning after December 15, 2024, and are applied retrospectively. Early adoption is permitted. We are currently evaluating the impact of this update on our consolidated financial statements and disclosures.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvement to Income Tax Disclosures, amending income tax disclosure requirements for the effective tax rate reconciliation and income taxes paid. The amendments in ASU 2023-09 are effective for fiscal years beginning after December 15, 2024 and are applied prospectively. Early adoption and retrospective application of the amendments are permitted. We do not expect adoption of the new guidance to have a material impact on our consolidated financial statements and disclosures.

NOTE 2 – COMPOSITION OF CERTAIN FINANCIAL STATEMENT ITEMS

Property and Equipment, Net

The following table sets forth the components of the Company’s property and equipment as at December 31, 2023, 22 and 2021:

	December 31, 2023
	Cost	Accumulated Depreciation	Net Book Value

Computers and office equipment	$2,192	(2,192)	$-
Machinery and equipment	439,555	(118,855)	320,700
Vehicles	42,507	(42,507)	-
Total fixed assets	$484,254	(163,554)	320,700

	December 31, 2022
	Cost	Accumulated Depreciation	Net Book Value

Computers and office equipment	$2,192	(2,192)	$-
Machinery and equipment	118,855	(76,926)	41,929
Vehicles	42,507	(42,507)	-
Total fixed assets	$163,554	$(121,625)	$41,929

	December 31, 2021
	Cost	Accumulated Depreciation	Net Book Value

Computers and office equipment	$2,192	(1,042)	$1,150
Machinery and equipment	108,330	(78,076)	30,254
Vehicles	42,507	(42,507)	-
Total fixed assets	$153,029	$(121,625)	$31,404

For the years ended December 31, 2023, 2022 and 2021, the Company recorded depreciation expense of $42,243, $12,997 and $19,714, respectively.

In 2023, the Company acquired a gold processing plant from Atlas Lithium at a total price of $320,700. Total paid for the plant acquisition was composed of 320,700 shares issued by the Company at $1.00 each.

Related Party Receivables/Payables

As of December 31, 2023, there are $674,461 of relating parties outstanding balances, represented by amounts owed to Mineração Apollo Ltda.

As of December 31, 2022, there is no related party outstanding balance. As of December 31, 2021, related party receivables totaled $85,203. The entire amount is owed from Atlas Lithium for short-term loans made and expenses paid by Jupiter Gold and MJL.

NOTE 3 – STOCKHOLDERS’ EQUITY

Issued and Authorized

As of December 31, 2023, Jupiter Gold had 9,674,497 shares of its common stock and 1 share of its preferred stock issued and outstanding. As of December 31, 2022, Jupiter Gold had 8,118,737 shares of its common stock and 1 share of its preferred stock issued and outstanding. As of December 31, 2023, Jupiter Gold had 40,000,000 common shares and 6,148,212 preferred shares authorized.

Common Stock

During the year ended December 31, 2023, Jupiter Gold issued and sold 827,180 shares of common stock for cash proceeds of $612,300.

During the year ended December 31, 2022, Jupiter Gold issued and sold 1,853,626 shares of common stock for cash proceeds of $489,875.

During the year ended December 31, 2021, Jupiter Gold issued and sold 293,889 shares of common stock for cash proceeds of $205,790. Additionally, the Company issued 74,158 shares of its common stock in exchange for fees and services totaling $72,035, or an average price of $0.97 per share which approximated fair market value.

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

Stock Options

During the year ended December 31, 2023, the Company granted Marc Fogassa as contractual compensation options to purchase an aggregate of 420,000 shares of its common stock. Such awards corresponded to the period between January 1, 2023, to December 31, 2023. The options issued in 2023 were valued at $115,038 in total. The options were valued using the Black-Scholes option pricing model with the following average assumptions: our stock price on date of grant $0.65 to $2.10, a strike price of $0.01 to $1.00, illiquidity discount of 75%, expected dividend yield of 0%, annualized volatility of 268% to 364%, risk-free interest rate of 3.42% to 4.73%, and an expected term of five to ten years.

During the year ended December 31, 2022, the Company granted officers and directors as contractual compensation options to purchase an aggregate of 420,000 shares of its common stock. Such awards corresponded to the period between January 1, 2022, to December 31, 2022. The options issued in 2022 were valued at $104,140 in total. The options were valued using the Black-Scholes option pricing model with the following average assumptions: our stock price on date of grant $0.80 to $1.20, a strike price of $0.01 to $1.00, illiquidity discount of 75%, expected dividend yield of 0%, annualized volatility of 295% to 372%, risk-free interest rate of 1.51% to 4.05%, and an expected term of five to ten years.

During the year ended December 31, 2021, the Company granted officers and directors as contractual compensation options to purchase an aggregate of 210,000 shares of its common stock. Such awards corresponded to the period between January 1, 2021, to June 30, 2021; option awards for the period between July 1, 2021 and December 31, 2021 were issued after December 31, 2021. The options issued in 2021 were valued at $56,616 in total. The options were valued using the Black-Scholes option pricing model with the following average assumptions: our stock price on date of grant ($0.51 to $1.93), a strike price of $0.01 to $1.00, illiquidity discount of 75%, expected dividend yield of 0%, annualized volatility of 169% to 288%, risk-free interest rate of 0.92% to 1.75%, and an expected term of five to ten years.

The following table reflects all outstanding and exercisable options on December 31, 2023. All stock options immediately vest and are exercisable for a period of five to ten years from the date of issuance.

			Average
	Number of		Remaining
	Options	Average	Contractual Life
	Outstanding	Exercise Price	(Years)
Outstanding, December 31, 2021	1,915,000	1.01	2.79
Issued in 2022	420,000	0.15	6.96
Exercised in 2022	430,000	1.00	–
Outstanding, December 31, 2022	1,905,000	0.56	4.74
Issued in 2023	420,000	0.15	8.98
Exercised in 2023	1,115,000	0.98	-
Outstanding, December 31, 2023	1,210,000	0.04	8.22

Stock Warrants

During the years ended December 31, 2023, 2022 and 2021 the company did not issue any warrants.

NOTE 4 – SUBSEQUENT EVENTS

In accordance with FASB ASC 855-10 Subsequent Events, the Company has analyzed its operations subsequent to December 31, 2023 to the date these consolidated financial statements were issued, and has determined that it does not have any material subsequent events to disclose in these consolidated financial statements.

