Form 20-F
period 2024-12-31
ATLAS CRITICAL MINERALS Corp
filed 2025-02-28
CIK 1684688

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

For the transition period from ______ to ______

Commission file number 333-214872

ATLAS CRITICAL MINERALS CORPORATION

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Republic of the Marshall Islands

(Jurisdiction of incorporation or organization)

Rua Antonio de Albuquerque, 156 – 17th Floor

Belo Horizonte, MG 30.112-010, Brazil

(Address of principal executive offices)

Rodrigo Menck

Rua Antonio de Albuquerque, 156 – 17th Floor

Belo Horizonte, MG 30.112-010, Brazil

Telephone: +1-888-412-0210

Email: rodrigo.menck@atlas-cm.com

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

There were 33,336,729 common shares outstanding on December 31, 2024.

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

☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

☐ Large accelerated filer	☐ Accelerated filer	☒ Non-accelerated filer
☐ Emerging growth company

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on an attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

☐ Yes ☒ No

I

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F (“Annual Report”) contains or incorporates by reference forward-looking statements. All statements, other than statements of historical facts, which address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future are forward-looking statements. Such statements are characterized by terminology such as “anticipates,” “believes,” “expects,” “future,” “intends,” “assuming,” “projects,” “plans,” “may,” “will,” “should” and similar expressions or the negative of those terms or other comparable terminology. These forward-looking statements include, but are not limited to, statements about: the mineral industry; market size, share and demand, performance, our expectations, objectives, anticipations, intentions and strategies regarding the future, expected operating results, revenues and earnings and potential litigation. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, including those risks described under the heading “Risk Factors” set forth herein, or in the documents incorporated by reference herein or other filings we make with the U.S. Securities and Exchange Commission, that could cause actual results to differ materially from the results contemplated by the forward-looking statements.

Some of the factors that could cause actual results to differ are identified below, as well as in “Item 3.D Risk Factors”, including:

•	our limited operating history;
•	doubts about our ability to continue as a going concern;
•	the commercialization of our mineral rights and mineral deposits;
•	the accuracy or inaccuracy of our exploration results;
•	our ability to earn a return on our exploration investments;
•	our ability to construct and operate mines;
•	our ability to profitably develop our mineral deposits;
•	our ability to raise capital and access the capital markets;
•	our ability to identify and develop projects;
•	our ability to retain and attract skilled personnel;
•	our ability to enter into partnerships or contracts on terms favorable to us;
•	our ability to obtain and maintain requisite licenses and permits;
•	global demand for critical minerals;
•	the global trade and tariff environment;
•	international conflicts or geopolitical tensions;
•	natural or man-made disasters;
•	government laws and regulations;
•	inflation and currency fluctuations;
•	our dependence on our controlling shareholder and CEO;
•	potential cybersecurity threats;
•	potential labor disruptions;
•	increasing compliance costs;
•	fluctuations in commodity prices;
•	perceptions or policies regarding Brazil;
•	the illiquidity of trading in our common stock.

Other factors besides those listed above could also adversely affect us. Investors are cautioned that our forward-looking statements are not guarantees of future performance and the actual results or developments may differ materially from the expectations expressed in the forward-looking statements.

Given these uncertainties, you should not place undue reliance on these forward-looking statements. These forward-looking statements also represent our estimates and assumptions only on the date that they were made. We expressly disclaim a duty to provide updates to these forward-looking statements, and the estimates and assumptions associated with them, after the date of this filing to reflect events or changes in circumstances or changes in expectations or the occurrence of anticipated events, unless as otherwise required by law.

We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

MARKET AND INDUSTRY DATA

Market and industry data used throughout this Annual Report on Form 20-F is based on management’s knowledge of the industry and their good faith estimates. Management’s estimates are based, among others, on industry sources, including analyst reports, as well as management’s review of independent industry surveys and publications representing publicly available information. All of the market data used in this Annual Report involves a number of assumptions and limitations. While we believe the estimated market position, market opportunity and market size information included in this Annual Report is reliable, such information, which in part is derived from management’s estimates and beliefs, is inherently uncertain and imprecise and has not been verified by any independent source. Projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate are subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the “Risk Factors” section of this Annual Report and elsewhere in this Annual Report.

PART I

Item 1. Identity of Directors, Senior Management and Advisers.

Not applicable.

Item 2. Offer Statistics and Expected Timetable.

Not applicable.

Item 3. Key Information.

3.A. [Reserved].

3.B. Capitalization and Indebtedness.

Not applicable.

3.C. Reasons for the Offer and Use of Proceeds.

Not applicable.

3.D. Risk Factors.

You should carefully consider the following risk factors and all other information contained in this Annual Report before purchasing our securities. If any of the following risks occur, our business, financial condition or results of operations could be materially and adversely affected, in which case, the value of our shares could decline, and you may lose some or all of your investment.

Business Risks

Our future performance is difficult to evaluate because we have a limited operating history.

Although we were incorporated in 2016, we only began to implement our current business strategy in 2024. Our current business strategy is focused on the exploration of critical minerals, and, through legacy operations, the exploration of iron and gold as well as quartzite production and sales. While we have had a small amount of revenue from the sale of quartzite mined by us, we have not realized any revenues to date from the sale of other minerals within our portfolio. Our operating cash flow needs have been financed primarily through debt or equity and not through cash flows derived from our operations. As a result, we have little historical financial and operating information available to help you evaluate and predict our future performance. There can be no assurance that our efforts will be successful or that we will ultimately be able to attain profitability.

There is substantial doubt about our ability to continue as a going concern.

We have received an unqualified opinion that included an explanatory paragraph on “going concern” from our independent registered public accounting firm, reflecting substantial doubt about our ability to continue as a going concern. Since we have been in business, we have not been profitable and such condition raises substantial doubt about our ability to continue as a going concern. There is uncertainty regarding our ability to implement our business plan and to grow our business to a greater extent than we can with our existing financial resources without additional financing. Our long-term future growth and success is dependent upon our ability to raise additional capital and implement our business plan. There is no assurance that we will be successful in implementing our business plan or that we will be able to generate sufficient cash from operations, the sale of securities, or the borrowing of funds, on favorable terms or at all. Our inability to generate significant revenue or obtain additional financing could have a material adverse effect on our ability to sustain continued operations, fully implement our business plan or grow our business.

We are an exploration-stage company, and there is no guarantee that our properties will result in the commercial extraction of mineral deposits.

We are engaged in the business of exploring and developing mineral properties with the intention of locating economic deposits of minerals. An economic deposit is a mineral property which can be reasonably expected to generate profits upon extraction and commercialization of its minerals after considering all costs involved. Our property interests are in the exploration stage. Accordingly, it is unlikely that we will realize profits in the short term, and we also cannot assure you that we will realize profits in the medium to long term. Any profitability in the future from our business will be dependent upon the development of at least one economic deposit and most likely further exploration and development of other economic deposits, each of which is subject to numerous risks.

Further, we cannot assure you that, even if an economic deposit of minerals is located, any of our property interests can be commercially mined. The exploration and development of mineral deposits involves a high degree of financial risk over a significant period which a combination of careful evaluation, experience and knowledge of management may not eliminate. While discovery of additional ore-bearing deposits may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to establish reserves by drilling and constructing mining and processing facilities at a particular site. It is impossible to ensure that our current exploration programs will result in profitable commercial mining operations. The profitability of our operations will be, in part, related to the cost and success of our exploration and development programs. which may be affected by several factors, such as the factors set forth under the heading “We face risks related to mining, exploration and mine construction, if warranted, on our properties” below. Additional expenditures are required to establish reserves which are sufficient to commercially mine and to construct, complete and install mining and processing facilities in those properties that are mined and developed.

In addition, exploration-stage projects like ours have no operating history upon which to base estimates of future operating costs and capital requirements. Exploration project items, such as any future estimates of reserves, metal recoveries or cash operating costs will to a large extent be based upon the interpretation of geologic data, obtained from a limited number of drill holes and other sampling techniques, as well as future feasibility studies. Actual operating costs and economic returns of all exploration projects may materially differ from the costs and returns estimated, and accordingly our financial condition, results of operations, and cash flows may be negatively affected.

Because the probability of an individual prospective mineral deposit ever having reserves is not known, any funds spent on exploration and evaluation may be lost if our properties do not contain any reserves.

We are an exploration stage company, and we have no “reserves” as such term is defined by Regulation S-K Item 1300 (“Regulation S-K 1300”). We cannot assure you about the existence of economically extractable mineralization at this time, nor about the quantity or grade of any mineralization we may have found. Because the probability of an individual prospect ever having reserves is uncertain, any funds spent on evaluation and exploration may be lost and our properties may not contain any reserves. Even if we confirm reserves on our properties, any quantity or grade of reserves we indicate must be considered as estimates only until such reserves are mined. We do not know with certainty that economically recoverable minerals exist on our properties. In addition, the quantity of any reserves may vary depending on commodity prices. Any material change in the quantity or grade of reserves may affect the economic viability of our properties. Further, our lack of established reserves means that we are uncertain about our ability to generate revenue from our operations.

We face risks related to mining, exploration and mine construction, if warranted, on our properties.

Our level of profitability, if any, in future years will depend to a great degree on whether our exploration-stage properties can be brought into production. It is impossible to ensure that the current and future exploration programs and/or feasibility studies on our existing properties will establish reserves. Whether it will be economically feasible to extract a mineral depends on a number of factors, including, but not limited to: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; mineral prices; mining, processing and transportation costs; the willingness of lenders and investors to provide project financing; labor costs and possible labor strikes; and governmental regulations, including, without limitation, regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting materials, foreign exchange, environmental protection, employment, worker safety, transportation, and reclamation and closure obligations. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in us receiving an inadequate return on invested capital.

We are subject to the effects of changing prices.

Inflation rates have been relatively low and stable over the previous three decades; however, inflation rates rose significantly between 2021 and 2024 due in part to supply chain disruptions and the effects of the COVID-19 pandemic. Although inflation rates have stabilized at a moderate level, future economic shocks, such as those due to tariffs and trade wars, could increase inflation levels going forward. We bear the costs of operating and maintaining our assets, including labor and material costs as well as recertification and dry dock costs. Although we may be able to reduce some of our exposure to price increases through the rates we charge, competitive market pressures may affect our ability to pass along price adjustments, which may result in reductions in our operating margins and cash flows in the future.

We are subject to substantial competition in our markets, which could decrease our market share and profitability in the regions in which we operate.

The critical minerals markets in Brazil, North America, Asia and the other markets in which we will operate are highly competitive. We face consolidated markets with substantial competition from domestic and international competitors.

Our competitive position is impacted by price, logistics, production costs, exchange rate, among other factors. Some of our global competitors have greater financial and marketing resources, larger customer bases and a greater breadth of product offerings than we do. In addition, some of these competitors may be able to obtain financing on terms more favorable than we are. If we are unable to remain competitive, or our competitors are more aggressive in competing with us, this may have a material adverse effect on us.

Our long-term success will depend ultimately on our ability to achieve and maintain profitability and to develop positive cash flow from our mining activities.

Our long-term success, including the recoverability of the carrying values of our assets, our ability to continue with exploration, development and commissioning and mining activities on our existing projects or to acquire additional projects, will depend ultimately on our ability to achieve and maintain profitability and to develop positive cash flow from our operations by establishing ore bodies that contain commercially recoverable minerals and to develop these into profitable mining activities. We cannot assure you that any ore body that we extract mineralized materials from will result in achieving and maintaining profitability and developing positive cash flow.

We depend on our ability to successfully access the capital and financial markets. Any inability to access the capital or financial markets may limit our ability to fund our ongoing operations, execute our business plan or pursue investments that we may rely on for future growth and could result in the failure of our business.

We need, and for the foreseeable future will continue to need, additional equity or debt financing beyond our existing cash to maintain and expand our operations. Until commercial production is achieved from one of our larger projects, we will continue to incur operating and investing net cash outflows associated with, among other things maintaining and acquiring exploration properties, undertaking ongoing exploration activities and the development of mines. As a result, we rely on access to capital markets as a source of funding for our capital and operating requirements. We cannot assure you that such additional funding will be available to us on satisfactory terms, or at all.

In order to finance our current operations and future capital needs, we will require additional funds through the issuance of additional equity and/or debt securities. Depending on the type and the terms of any financing we pursue, shareholders’ rights and the value of their investment in our shares could be reduced. Any additional equity financing will dilute shareholdings, and new or additional debt financing, if available, may involve restrictions on financing and operating activities. In addition, if we issue secured debt securities, the holders of the debt would have a claim to our assets that would be prior to the rights of shareholders until the debt is paid. Interest on such debt securities would increase costs and negatively impact operating results.

There is, however, no guarantee that we will be able to secure any additional funding or be able to secure funding which will provide us with sufficient funds to meet our objectives, which may adversely affect our business and financial position. If we are unable to obtain additional financing as needed, at competitive rates, our ability to fund our current operations and implement our business plan and strategy will be affected, and we would be required to reduce the scope of our operations and scale back our exploration, development and mining programs. If such an inability to obtain financing persists, such measures could include eliminating operations or even seeking reorganization, in which case the holders of our securities could lose a substantial part or all of their investment.

Our quarterly and annual revenue, operating results and financial results are likely to fluctuate significantly in future periods.

Our quarterly and annual revenue, operating results and financial results are difficult to predict and may fluctuate significantly from period to period. Our revenues, net income and results of operations may fluctuate as a result of a variety of factors that are outside our control including, but not limited to, lack of sufficient working capital, equipment malfunction and breakdowns, inability to timely find spare machines or parts to fix the broken equipment, regulatory or licensing delays, severe weather phenomena, labor shortages, commodity price fluctuations, cost of key inputs such as fuel and electricity, currency fluctuation.

Our ability to manage growth will have an impact on our business, financial condition and results of operations.

Future growth may place strains on our financial, technical, operational and administrative resources and cause us to rely more on project partners and independent contractors, potentially adversely affecting our financial position and results of operations. Our ability to grow will depend on several factors, including:

●	our ability to develop existing projects;

●	our ability to identify new projects;

●	our ability to continue to retain and attract skilled personnel;

●	our ability to maintain or enter into relationships with project partners and independent contractors;

●	the results of our exploration programs;

●	the market prices for our minerals;

●	our access to capital;

●	our ability to enter into agreements for the sale of our minerals;

●	our ability to obtain and maintain requisite licenses and permits;

●	global demand for critical minerals;

●	the global trade environment and the existence of trade barriers such as tariffs or sanctions;

●	volatility resulting from international conflicts or geopolitical tensions;

●	natural or man-made disasters and severe climate or weather events;

●	government policies with respect to climate change or natural resource conservation; and

●	Fluctuations in inflation and currency exchange rates.

We may not be successful in upgrading our technical, operational and administrative resources or increasing our internal resources sufficiently to provide certain of the services currently provided by third parties, and we may not be able to maintain or enter into new relationships with project partners and independent contractors on financially attractive terms, if at all. Our inability to achieve or manage growth may materially and adversely affect our business, results of operations and financial condition.

Our operations and projects are subject to a range of transitional and physical risks related to climate change.

We believe that climate change has the potential to impact on the regions and sites in which we operate, as well as the surrounding communities. Long-term potential physical climate risks include, but are not limited to, higher temperature in all regions, higher intensity storm events in all regions, impacts to annual precipitation depending upon the latitude and proximity of the site to oceans.

Physical risks related to extreme weather events such as extreme precipitation, flooding, longer wet or dry seasons, flooding and drought conditions, increased temperatures, sea level rise, landslides, mine flooding, landslides, wildfires or brushfires, or more severe storms may have financial implications for the business. In particular, the effects of changes in rainfall and intensities, water shortages and changing storm patterns have from time to time adversely impacted, and may in the future adversely impact, our costs, production levels and financial performance.

There is also the potential for disruption to transport routes associated with the distribution of our products. For example, essential roads for entering in our mine sites, may be subject to a risk of flooding due to the potential for an increase in average temperatures, which may be related to climate change. Severe storm events can also result in unpermitted off-site discharges, slope instability, mine pit erosion and structural failures, tailings storage facility overtopping and other impacts, including water storage and treatment facility capacity considerations. Extended dry seasons or unseasonal dry conditions could exacerbate dust generation from operating activities that may require additional controls for continued operation or result in compliance breaches. Changing climatic conditions may also affect the likelihood of meeting closure success criteria and require adjustments to mine site rehabilitation and closure plans. The higher potential for extreme heat conditions may affect equipment efficiency.

Such events can temporarily slow or halt operations due to physical damage to assets, reduced worker productivity for safety protocols on site related to extreme temperatures or lightening events, worker aviation and bus transport to or from the site, and local or global supply route disruptions that may limit transport of essential materials, chemicals and supplies, which could have an adverse impact on our results of operations and financial position. Additional financial impacts could include increased capital or operating costs to increase water storage and treatment capacity, obtain or develop maintenance and monitoring technologies, increase resiliency of facilities and establish supplier climate resiliency and contingency plans.

An increase in frequency and duration of extreme weather conditions can be followed by extended power outages. Energy disruptions can have an adverse impact on our results of operations and financial position due to production delays or additional costs to ensure business continuity through reliable sources of on-site power generation. Energy transmission and supply may be impacted by wildfires, which may interrupt electrical power transmission lines to mine sites, and that may pose risks to on-site facilities and energy generators, fuel dispensing systems and supplies. In jurisdictions that rely on purchased hydroelectric power, such as in Brazil, extreme drought and extended dry seasons may impact the electric utility’s water supplies needed to generate hydroelectric power purchased by the mine to run operations, which would result in higher costs and/or limit energy availability for continuity of operations as well as impact our environmental systems and processes.

Our operations and projects are subject to a range of risks related to transitioning the business to meet regulatory, societal and investor expectations for operating in a low-carbon economy.

Climate change and the transition to a low-carbon economy is expected to impact on our operations in a number of ways. Mining activities are an energy and fuel intensive business, currently resulting in a significant carbon footprint. Transitioning to a low-carbon economy will require significant investment and may entail extensive policy, legal, technology, and market changes to address mitigation and adaptation requirements related to climate change. Depending on the nature, speed, focus and jurisdiction of these changes, transition risks may pose varying levels of financial and reputational risk to the business.

A number of governments or governmental bodies have introduced or are contemplating regulatory changes in response to the potential impacts of climate change that are viewed as the result of emissions from the combustion of carbon-based fuels.

Policy and regulatory risk related to actual and proposed changes in climate- and water-related laws, regulations and taxes developed to regulate the transition to a low-carbon economy may result in increased costs for our operations and our suppliers, including increased energy, capital equipment, environmental monitoring and reporting and other costs to comply with such regulations. Regulatory uncertainty may cause us to incur higher costs and lower economic returns than originally estimated for new development projects and operations, including closure reclamation obligations.

The development and deployment of technological improvements or innovations will be required to support the transition to a low-carbon economy, which could result in write-offs and early retirement of existing assets, increased costs to adopt and deploy new practices and processing including planning and design for mines, development of alternative power sources, site level efficiencies and other capital investments. Our investments in these technologies may also expose us to legal, operational and reputational and other risks. The pace of development of such technologies may be inadequate, such technologies may be insufficient, and we may not be able to deploy such technologies at a commercial scale.

There will be varied and complex market impacts due to climate change and the transition to a low-carbon economy. There will be shifts in supply and demand for certain commodities, products and services in connection with evolving consumer and investor sentiments. Market perceptions of the mining sector, and, in particular, the role that certain metals will or will not play in the transition to a low-carbon economy remains uncertain. Potential financial impacts may include reduced investment in certain minerals due to shifts in investor sentiment, increased production costs due to changing input prices, re-pricing of land valuation and assets, potential cost increases by insurers and lenders, and potential increases in taxation of the mining and metals sector.

Should the mining and metals sector not respond quickly enough to meeting globally accepted science-based reductions required to mitigate the long-term impacts of climate change, industry members may be subject to an increased risk of future climate litigation. In the U.S. and Canada, lawsuits have been filed against oil and gas companies to assign liability for climate-related impacts. Over time, litigation may also apply to other resource intensive sectors that fail to set and/or meet long-term reduction targets. While we are not currently subject to any lawsuits related to climate, no assurances can be provided that similar suits will not be brought in the future.

There is currently no generally accepted global definition (legal, regulatory or otherwise) of, nor market consensus as to what criteria qualify as, “green,” “social,” “sustainable” or “sustainability-linked” (and, in addition, the requirements of any such label may evolve from time to time), and therefore no assurance is or can be given that we will meet any or all investor expectations.

We are vulnerable to concentration risks because our operations are currently exclusive to Brazil.

Our mining activities are currently entirely focused on Brazil. Because of our geographic concentration, our operations are more vulnerable to local economic downturns and adverse project-specific risks than those of larger, more diversified companies.

We may not realize the anticipated benefits of the Option Agreement (as defined below) with Atlas Lithium, and if we are unable to consummate the transactions contemplated thereby, we will be unable to explore and develop the mineral rights that we would acquire under the Option Agreement.

Exercising the Option Agreement entered into with Atlas Lithium would materially increase the number of our mineral rights owned and available for exploration and development activities.

We may be unable to exercise the Option (as defined below) for a number of reasons. For example, Atlas Lithium may in its discretion elect to receive consideration for the Option exercise in the form of cash or our common stock. If Atlas Lithium requires payment in cash, we will be unable to exercise the Option unless we are able to arrange financing prior to the expiration of the term of such Option, and there can be no assurance that we would be able to arrange such financing on a timely basis or at all. The Option Agreement also provides that we may only exercise the Option upon or within twelve months after filing a Registration Statement on Form F-1 in connection with an uplisting of our common stock to the Nasdaq Stock Market. As of the date of this Annual Report, we have not made such a filing and may never do so. Furthermore, our reputation may be negatively impacted if we fail to exercise the Option, and such reputational harm could affect our ability to enter into future agreements to acquire mineral rights on terms that are favorable to us, or at all.

We are dependent upon information technology and operational technology systems, which are subject to disruption, damage, failure or cybersecurity attacks and risks associated with implementation, upgrade, operation and integration.

Our business operations rely heavily on technology platforms and systems to manage and optimize our diverse mining assets. These systems are critical to ensuring safety, operational efficiency, cost management, and meeting environmental, social, and governance (ESG) objectives. However, the increasing sophistication of cybersecurity threats, coupled with the adoption of emerging technologies such as artificial intelligence (AI), automation, and cloud-based platforms, poses important risks to our operations, financial performance, and reputation.

Our systems, as well as those of our third-party service providers, vendors, and partners, face a wide range of cybersecurity threats, including: Ransomware, malware, and phishing schemes targeting critical systems and sensitive data; unauthorized access and breaches affecting intellectual property, financial information, and operational data; vulnerabilities introduced through supply chain dependencies and third-party security weaknesses; human error, design flaws, and system misconfigurations.

The adoption of new technologies and the adoption of remote and flexible work arrangements enhances our operational capabilities but introduces additional risks. AI, for example, has the potential to improve efficiency and safety, it also presents unique vulnerabilities, including algorithmic biases that could lead to inaccurate decisions or unintended outcomes; data integrity risks, such as manipulation or corruption of datasets used to train AI systems; unauthorized access or exploitation of AI-powered systems, potentially compromising operations or sensitive data.

Additionally, the increased interconnectivity of automated and cloud-based systems and increase of remote workforce expands our cyber-attack surface, requiring heightened vigilance and advanced security measures.

Our cybersecurity program is designed to protect our technology platforms and address risks associated with the implementation of emerging technologies. While these efforts are designed to align with industry’s best practices, no system can eliminate all risks, especially given the pace of technological advancement and the evolving nature and increased frequency of cyber threats. In addition, we do not carry specific cybersecurity insurance to help mitigate such costs due to increased premiums and limited market availability.

Therefore, a successful cyberattack or other cybersecurity incident could result in future production and operational downtimes, data corruption, and unauthorized disclosure of sensitive information. Any material breaches, disruptions, or loss of business-critical information, our systems and procedures for preparing and protecting against such attempts and mitigating such risks may prove to be insufficient against future attacks. These events may subject us to significant expenses, remediation costs, disputes, financial losses, regulatory actions or investigations, litigation, reputational harm, and delays in the deployment of critical technologies, that could result in damages, material fines and penalties, and harm to our reputation, any of which could have a significant effect on our financial condition, results of operations, liquidity, and cash flows. The risks associated with the implementation of emerging technologies, if not effectively mitigated, could undermine the benefits of these advancements and impact our competitive position.

In addition, we are subject to various legislation, regulations, directives and guidelines from federal, state, local and foreign agencies, that are intended to strengthen cybersecurity measures required for information and operational technology, and that apply to the collection, use, retention, protection, disclosure, transfer and other processing of personal information. Failure to comply with any of applicable legal requirements could result in enforcement action against us, including fines, which could harm our reputation and have a significant effect on our financial condition, results of operations, liquidity, and cash flows.

We depend upon Marc Fogassa, our Founder, Chief Executive Officer and Chairman.

Our success is largely dependent upon the personal efforts of Marc Fogassa, our Founder, Chief Executive Officer and Chairman. The loss of the services of Mr. Fogassa would have a material adverse effect on our business and prospects. See “Management.”

Our growth will require new personnel, which we will be required to recruit, hire, train and retain.

Our ability to recruit and assimilate new personnel will be critical to our performance. We will be required to recruit additional personnel and to train, motivate and manage employees, and our inability to successfully do so will adversely affect our plans.

We expect significant growth in the number of our employees if we determine that a mine at any of our properties is commercially feasible, we are able to raise sufficient funding and we elect to develop the property. This growth will place substantial demands on us and our management. Our ability to assimilate new personnel will be critical to our performance. We will be required to recruit additional personnel and to train, motivate and manage employees. We will also have to adopt and implement new systems in all aspects of our operations. This will be particularly critical in the event we decide not to use contract miners on any of our properties. We have no assurance that we will be able to recruit the personnel required to execute our programs or to manage these changes successfully.

Our workforce will be represented by labor unions and therefore be subject to collective bargaining agreements.

Production at our mines will be dependent upon the efforts of our employees and, consequently, our maintenance of good relationships with our employees. Due to union activities or other employee actions, we could experience labor disputes, work stops or other disruptions in production that could adversely affect us.

A portion of our workforce will be represented by labor unions and will therefore be subject to collective bargaining agreements, and if we are unable to enter into new agreements or renew existing agreements before they expire, our workers subject to collective bargaining agreements could engage in strikes or other labor actions that could materially disrupt our ability to provide services to our customers.

We cannot predict the outcome of future negotiations of collective bargaining agreements covering potential future employees.

Certain executive officers and directors may be in a position of conflict of interest.

Marc Fogassa, our Founder, Chief Executive and Chairman, also serves as chief executive officer and chairman of Atlas Lithium Corporation (“Atlas Lithium”). Rodrigo Nazareth Menck, our Chief Financial Officer and Treasurer, is a director at Atlas Lithium. Joel de Paiva Monteiro, Esq., one of our directors, is the Vice President of Administration, ESG Chief, and Secretary of Atlas Lithium. Areli Nogueira da Silva Júnior, one of our directors, is the Vice President of Mineral Exploration at Atlas Lithium. Atlas Lithium has significant equity ownership in us. These executives’ and directors’ services to both us and Atlas Lithium may result in potential conflicts of interest arising from their divided responsibilities and loyalties. As a result, they might not be able to devote sufficient time and attention to each company, which could negatively impact decision-making and performance. Any decision made by such persons involving us will be made in accordance with their duties and obligations to deal fairly and in good faith with us and such other companies. In addition, any such officer or director will declare, and refrain from voting on, any matter in which they may have a material interest.

Regulatory and Industry Risks

The mining industry subjects us to several risks.

In our operations, we are subject to the risks normally encountered in the mining industry, such as:

●	the discovery of unusual or unexpected geological formations;

●	accidental fires, floods, earthquakes or other natural disasters;

●	unplanned power outages and water shortages;

●	controlling water and other similar mining hazards;

●	operating labor disruptions and labor disputes;

●	the ability to obtain suitable or adequate machinery, equipment, or labor;

●	our liability for pollution or other hazards; and

●	other known and unknown risks involved in the conduct of exploration and operation of mines.

The nature of these risks is such that liabilities could exceed any applicable insurance policy limits or could be excluded from coverage. There are also risks against which we cannot insure or against which we may elect not to insure. The potential costs which could be associated with any liabilities not covered by insurance, or in excess of insurance coverage, or compliance with applicable laws and regulations may cause substantial delays and require significant capital outlays, adversely affecting our future earnings and competitive position and, potentially, our financial viability.

Our operations and mineral projects will be subject to significant governmental regulations, including extensive environmental laws and regulations.

Mining activities in Brazil are subject to extensive federal, state, and local laws and regulations governing environmental protection, natural resources, prospecting, development, production, post-closure reclamation costs, taxes, labor standards and occupational health and safety laws and regulations, including mine safety, toxic substances and other matters. The costs associated with compliance with such laws and regulations can be substantial. In addition, changes in such laws and regulations, or more restrictive interpretations of current laws and regulations by governmental authorities, could result in unanticipated capital expenditures, expenses, or restrictions on, or suspensions of our operations and delays in the development of our properties.

Our exploration, development, mining and processing operations are subject to extensive laws and regulations governing land use and the protection of the environment, which generally apply to air and water quality, protection of endangered, protected or other specified species, hazardous waste management and reclamation. We have made, and expect to make in the future, significant expenditures to comply with such laws and regulations. Compliance with these laws and regulations imposes substantial costs and burdens, and can cause delays in obtaining, or failure to obtain, government permits and approvals which may adversely impact our closure processes and operations.

Increased global attention or regulation of consumption of water by industrial activities, as well as water quality discharge, and restricting or prohibiting the use of cyanide and other hazardous substances in processing activities could similarly have an adverse impact on our results of operations and financial position due to increased compliance and input costs.

We are required to obtain governmental permits in order to conduct development and mining operations, a process which is often costly and time-consuming.

We are required to obtain and renew governmental permits for our exploration activities and, prior to developing or mining any mineralization that we discover, we will be required to obtain new governmental permits. Obtaining and renewing governmental permits is a complex, costly and time-consuming process. The timeliness and success of permitting efforts are contingent upon many variables not within our control, including the interpretation of permit approval requirements administered by the applicable permitting authority. We may not be able to obtain or renew the permits that are necessary for our planned operations, or the cost and time required to obtain or renew such permits may exceed our expectations. Any unexpected delays or costs associated with the permitting process could delay the exploration, development or operation of our properties, which in turn could materially adversely affect our future revenues and profitability. In addition, key permits and approvals may be revoked or suspended or may be changed in a manner that adversely affects our activities.

Private parties, such as environmental activists, frequently attempt to intervene in the permitting process and to persuade regulators to deny necessary permits or seek to overturn permits that have been issued. Obtaining the necessary government permits involves numerous jurisdictions, public hearings and possibly costly undertakings. These third-party actions can materially increase the costs and cause delays in the permitting process and could cause us to not proceed with the development or operation of a property. In addition, our ability to successfully obtain key permits and approvals to explore for, develop, operate and expand operations will likely depend on our ability to undertake such activities in a manner consistent with the creation of social and economic benefits in the surrounding communities, which may or may not be required by law. Our ability to obtain permits and approvals and to successfully operate in particular communities may be adversely affected by real or perceived detrimental events associated with our activities.

Compliance with environmental regulations and litigation based on environmental regulations could require significant expenditures.

Environmental regulations mandate, among other things, the maintenance of air and water quality standards, and the rules on land development and reclamation. They also set forth limitations on the generation, transportation, storage, and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner that may require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for mining companies and their officers, directors and employees. In connection with our current exploration activities or with our prior mining operations, we may incur environmental costs that could have a material adverse effect on our financial condition and results of operations. Any failure to remedy an environmental problem could require us to suspend operations or enter into interim compliance measures pending completion of the required remedy.

Moreover, government authorities and private parties may bring lawsuits based upon damage to property and injury to persons resulting from the environmental, health and safety impacts of prior and current operations, including operations conducted by other mining companies many years ago at sites located on properties that we currently own or formerly owned. These lawsuits could lead to the imposition of substantial fines, remediation costs, penalties and other civil and criminal sanctions. We cannot assure you that any such law, regulation, enforcement or private claim would not have a material adverse effect on our financial condition, results of operations or cash flows.

Our operations are subject to substantial health and safety regulations.

Our operations are subject to extensive and complex laws and regulations governing worker health and safety across our operating regions, and our failure to comply with applicable legal requirements can result in substantial penalties. Future changes in applicable laws, regulations, permits and approvals or changes in their enforcement or regulatory interpretation could substantially increase costs to achieve compliance, leading to the revocation of existing or future exploration or mining rights or otherwise have an adverse impact on our results of operations and financial position.

Our mines are inspected on a regular basis by government regulators who may issue citations and orders when they believe a violation has occurred under local mining regulations. If inspections result in an alleged violation, we may be subject to fines, penalties or sanctions and our mining operations could be subject to temporary or extended closures.

In addition to potential government restrictions and regulatory fines, penalties or sanctions, our ability to operate and thus our results of operations and financial position could be adversely affected by accidents, injuries, fatalities, or events that impact our workforce or that otherwise are, or are perceived to be, detrimental to the health and safety of our employees, the environment or the communities in which we operate.

Mineral prices are subject to unpredictable fluctuations.

Portions of our revenues may come from the extraction and sale of minerals. Our level of profitability, if any, in future years will depend to a great degree on the prices of minerals set by global markets. The price of minerals may fluctuate widely and is affected by numerous factors beyond our control, including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities, increased production due to new extraction developments and improved extraction and production methods and technological changes in the markets for the end products. The effect of these factors on the price of minerals, and therefore the economic viability of any of our exploration properties, cannot accurately be predicted.

Title to some of our properties may be insufficient, defective, or challenged.

The sufficiency or validity of our legal title in and to its properties may be uncertain or subject to challenges by third parties, including governmental authorities, communal groups, or private entities. In Brazil, exploration and mining rights are granted through a mining concession, pertaining to the mineral estate, and do not confer rights of ownership, possession, use, or access in or to the corresponding surface estate. Even though regulated by the mining law, surface rights must be acquired through purchase, lease, or easement from private parties, local communities, or governmental authorities. Failure to reach new, or renewal of existing agreements or disputes regarding these agreements may lead to blockades, suspension of operations, project delays, and on occasion, may lead to legal disputes. A determination of insufficient or defective legal title, or an adverse outcome from a challenge to the legal title of a property or mining right could result in loss, litigation, insurance claims, reputational damage, and the impairment, suspension, or cessation of exploration, development, or mining activities. Such outcomes could materially impact our operations, and result in significant financial losses that affect our business as a whole.

Our corporate governance practices are in compliance with, and are not prohibited by, the laws of the Republic of the Marshall Islands, and as such we are entitled to exemption from certain Nasdaq corporate governance standards. As a result, you may not have the same protections afforded to shareholders of companies that are subject to all of the Nasdaq corporate governance requirements.

Our corporate governance practices are in compliance with, and are not prohibited by, the laws of the Republic of the Marshall Islands. Therefore, we are exempt from many of Nasdaq’s corporate governance practices other than the requirements regarding the disclosure of a going concern audit option, submission of a listing agreement, notification of material non-compliance with Nasdaq corporate governance practices, and the establishment and composition of an audit committee and a formal written audit committee charter. To the extent we rely on these or other exemptions you may not have the same protections afforded to shareholders of companies that are subject to all of the Nasdaq corporate governance requirements.

Country and Currency Risks

Substantially all of our assets are located in Brazil and substantially all of our revenue are derived from our operations in such country. Accordingly, our results of operations will be subject, to a significant extent, to the economic, political and legal policies, developments and conditions in Brazil.

The economic, political and social conditions, as well as government policies, of Brazil could affect our business. Economic growth could be uneven, both geographically and among various sectors of the economy and such growth may not be sustained in the future. If in the future Brazil’s economy experiences a downturn or grows at a slower rate than expected, there may be less demand for spending in certain industries. A decrease in demand for spending in certain industries could materially and adversely affect our ability to become profitable.

Our ability to execute our business plan depends primarily on the continuation of a favorable mining environment in Brazil and our ability to freely sell our minerals.

Mining operations in Brazil are heavily regulated. Any significant change in mining legislation or other changes in Brazil’s current mining environment may slow down or alter our business prospects. Further, countries in which we may wish to sell our mined minerals may impose special taxes, tariffs, or otherwise place limits and controls on consumption of our mined minerals, including tariffs or trade restrictions imposed by the new U.S. presidential administration.

The perception of Brazil by the international community may affect us.

Brazil’s political environment and its environmental policies, in particular the preservation of the Amazon rain forest, are continuously scrutinized by the global media. If Brazil’s political environment, regulations or policies are perceived to be, inadequate, unfavorable or hostile by foreign customers or investors, we may lose the interest of investor groups or potential buyers of our minerals, which will have a negative impact on us.

Exposure to foreign exchange fluctuations and capital controls may adversely affect our costs, earnings and the value of some of our assets.

Our reporting currency is the U.S. dollar; however, we conduct our business in Brazil utilizing the Brazilian real. A large portion of our operating expenses are incurred in Brazilian real. An appreciation of the Brazilian real against the U.S. dollar would increase our costs in U.S. dollar terms. Our consolidated financials are directly impacted by movements in the Brazilian real to U.S. dollar exchange rate.

While not expected, Brazil may choose to adopt measures to restrict the entry of U.S. dollars or the repatriation of capital across borders. These measures would have a number of negative effects on us, reducing the immediately available capital that we could otherwise deploy for investment opportunities or the payment of expenses, and the ability to repatriate any profits.

Common Stock Risks

Our common stock price may be volatile.

The market price of our common stock has been and is likely to continue to be volatile and could fluctuate in price in response to various factors, many of which are beyond our control, including the following:

●	our ability to grow revenues;

●	our ability to achieve profitability;

●	our ability to raise capital when needed;

●	our ability to execute our business plan;

●	legislative, regulatory, and competitive developments; and

●	economic and external factors.

In addition, the securities markets have from time-to-time experienced significant price and volume fluctuations that are unrelated to the operating performance of any company. These market fluctuations may also materially and adversely affect the market price of our common stock regardless of our actual operations and the results from those operations.

There is currently a very limited trading market for our Common Stock.

Our common stock trades on OTCQB, a platform of OTC Markets, and as of now it has low liquidity. We believe that liquidity will be dependent, among other things, on the perception of our business, alongside steps that we may take to raise investor awareness, including press releases, road shows, and participation in investor conferences. There can be no assurance as to when an increase in liquidity will occur.

Our common stock is currently defined as a “penny stock” and the rules imposed on the sale of the shares may affect your ability to resell any shares you may purchase, if at all.

Our common stock currently trades below $5.00 per share and is therefore defined as a “penny stock” under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Exchange Act and penny stock rules generally impose additional sales practice and disclosure requirements on broker dealers who sell our securities. For transactions covered by the penny stock rules, a broker-dealer must make a suitability determination for each purchaser and receive the purchaser’s written agreement prior to the sale. In addition, the broker-dealer must make certain mandated disclosures in penny stock transactions, including the actual sale or purchase price and actual bid and offer quotations, the compensation to be received by the broker-dealer and certain associated persons, and deliver certain disclosures required by the SEC. Consequently, the penny stock rules may affect the ability of broker-dealers to make a market in or trade our common stock and may consequently affect a stockholder’s ability to resell any of our shares in the public markets.

We do not intend to pay regular future dividends on our common stock and thus stockholders must look for appreciation of our common stock to realize a gain on their investments.

We have never paid a dividend, and we do not have any plans to pay dividends in the foreseeable future. Our future dividend policy is within the discretion of our Board of Directors and will depend upon various factors, including future earnings, if any, our capital requirements and general financial condition, and other factors. Accordingly, stockholders must look solely to appreciation of our common stock to realize a gain on their investment. This appreciation may not occur or may occur only over a longer timeframe.

We may seek to raise additional funds, finance acquisitions, or develop strategic relationships by issuing securities that would dilute your ownership.

We may largely finance our operations by issuing equity securities, which may materially reduce the percentage ownership of our existing stockholders. Furthermore, any newly issued securities could have rights, preferences, and privileges senior to those of our existing common stock. Moreover, any issuances by us of equity securities may be at or below the prevailing market price of our stock and in any event may have a dilutive impact on the ownership interest of existing common stockholders, which could cause the market price of our common stock to decline. We may also raise additional funds through the incurrence of debt or the issuance or sale of other securities or instruments senior to our common stock. The holders of any debt securities or instruments that we may issue could have rights superior to the rights of our common stockholders.

Our Series A Convertible Preferred Stock has the effect of concentrating voting control over us in Marc Fogassa, our Chief Executive Officer and Chairman.

One share of our Series A Preferred Stock is issued, outstanding and held since July 2016 by Marc Fogassa, our Founder, Chief Executive Officer and Chairman. The Certificate of Designations, Preferences and Rights of our Series A Preferred Stock provides that for so long as Series A Preferred Stock is issued and outstanding, the holders of Series A Preferred Stock shall vote together as a single class with the holders of our common stock, with the holders of Series A Preferred Stock being entitled to 51% of the total votes on all matters regardless of the actual number of shares of Series A Preferred then outstanding, and the holders of common stock and any other class or series of capital stock entitled to vote with the common stock being entitled to their proportional share of the remaining 49% of the total votes based on their respective voting power. As a result, you may have limited ability to impact our operations and activities.

Marc Fogassa, our Founder, Chief Executive Officer and member of our Board of Directors, owns greater than 50% of our voting securities, which would cause us to be deemed a “controlled company” under the rules of Nasdaq.

As a result of his ownership of and the one issued and outstanding share of our Series A Preferred Stock, as well as ownership of our common stock, Mr. Fogassa, our Founder, Chief Executive Officer and Chairman, currently controls approximately 68% of the voting power of our securities.

You will need to keep records of your investment for tax purposes.

Each purchase or sale of securities, including our common stock, may result in tax consequences for you. We will not keep tax records for you. You, or someone on your behalf, will be required to keep your own tax records with regard to your transactions involving our securities.

Risks Related to World Events

Tariffs and other changes in international trade policy could adversely affect our business, financial condition and results of operations.

Materials and products imported into the EU, the United States and other countries are subject to import duties. In addition, we cannot predict whether future Brazilian, U.S. or international laws, regulations or specific or broad trade remedy actions or international agreements may impose additional duties or other restrictions on exports of minerals from Brazil. Any such changes in legislation and government policy may have a material adverse effect on our business. For example, in recent periods, the U.S. government has announced and, in particular following the U.S. presidential election in November 2024, may continue to announce, various import tariffs on goods imported from certain trade partners, such as the EU and China, which have resulted, and may continue to result, in reciprocal tariffs on goods exported from the United States to such trade partners. An escalating global trade war, including between the United States and China, could harm our business and growth prospects. Trade barriers and other governmental action related to tariffs or international trade agreements around the world have the potential to decrease demand for our minerals and adversely impact the markets in which we operate.

A resurgence of the COVID-19 pandemic, or the emergence of a new pandemic, may adversely affect our business.

A resurgence of the COVID-19 pandemic, or the emergence of a new pandemic, may adversely affect our business. In the recent past, the spread of COVID-19 caused public health officials in both Brazil and the U.S. to recommend precautions to mitigate the spread of the virus, especially as to international travel. In addition, certain states and municipalities in both countries enacted quarantine and “shelter-in-place” regulations and at times required non-essential businesses to close. There is no certainty that a resurgence of COVID-19, or a new pandemic, will not occur with restrictions imposed again in response. It is unclear how such restrictions, if put in place again, would contribute to a general slowdown in the global economy and would affect our business.

An escalation of the current war in Ukraine and the recent conflict in the Middle East, generalized conflict in Europe or the emergence of conflict elsewhere may adversely affect our business.

Global markets have experienced, and may continue to experience, volatility and disruption following the escalation of geopolitical tensions, including the ongoing war in Ukraine, recent conflicts in the Middle East, rising tensions between China and Taiwan, the relationship between China and the United States, and other sources of geopolitical uncertainty and instability. The length and impact of these ongoing military and economic conflicts is highly unpredictable. Such geopolitical events, terrorist or other attacks, wars (or threatened wars) or international hostilities may lead to armed conflict or acts of terrorism in other parts of the world, which in turn may contribute to further economic instability in the global financial markets and international commerce. While much uncertainty remains regarding the global impacts of the war in Ukraine and the recent conflict in the Middle East, it is possible that such tensions could adversely affect our business, financial condition, results of operation and cash flows. Furthermore, it is possible that third parties, such as our customers and suppliers, may be impacted by these conflicts, which could adversely affect our operations. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all.

Risks Relating to the Marshall Islands

We are incorporated in the Marshall Islands, which does not have a well-developed body of case law or bankruptcy law and, as a result, shareholders may have fewer rights and protections under Marshall Islands law than under a typical jurisdiction in the United States.

Our corporate affairs are governed by our articles of incorporation and bylaws and by the Marshall Islands Business Corporations Act (the “BCA”). The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States of America. However, there have been few judicial cases in the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain U.S. jurisdictions. Shareholder rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, our public shareholders may have more difficulty in protecting their interests in the face of actions by management, directors or controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction. Further, the Marshall Islands does not have a well-developed body of bankruptcy law. As such, in the case of our bankruptcy, there may be a delay in bankruptcy proceedings and the ability of shareholders and creditors to receive recovery after a bankruptcy proceeding.

Service of process and enforcement of judgments may be more difficult.

We are incorporated under the laws of the Marshall Islands. Substantially all of our assets are located in Brazil. As a result, it may not be possible to effect service of process upon us within the United States of America or to enforce judgments obtained in U.S. courts against us.

Item 4. Information on the Company.

4.A. History and Development of the Company.

Date of Incorporation, Legal Form, Domicile, & Business Summary

On July 27, 2016, Atlas Critical Minerals Corporation (“Atlas Critical Minerals” or “the Company”) was incorporated as Jupiter Gold Corporation (“Jupiter Gold”) under the laws of the Republic of the Marshall Islands. Concurrently, Atlas Lithium Corporation (formerly known as Brazil Minerals, Inc.) (“Atlas Lithium”), a Nevada corporation, exchanged its 99.99% ownership in Mineração Jupiter Ltda (“MJL”), a Brazilian company, for 4,000,000 shares of Jupiter Gold’s common stock. Atlas Lithium held an approximate 32.70% interest in the Company as of December 31, 2024. The Company trades on the OTC Markets (OTCQB) under the symbol JUPGF.

Our registered office and principal executive offices are located at Rua Antonio de Albuquerque, 156 – 17th Floor, Belo Horizonte, MG 30.112-010, Brazil, and our telephone number is +1-888-412-0210. The information on, or that can be accessed through, our website is not part of and should not be incorporated by reference into this annual report or any other report we file or furnish to the U.S. Securities and Exchange Commission (the “SEC”). The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

On November 6, 2024 the Company and Apollo Resources Corporation, a Republic of the Marshall Islands corporation (“Apollo Resources”), entered into an Agreement and Plan of Merger, which provided for, among other things, the merger of Apollo Resources with and into the Company (the “Merger”), with the Company continuing its corporate existence as the surviving corporation. Prior to the Merger, Apollo Resources was a majority-owned subsidiary of Atlas Lithium.

On November 19, 2024, following satisfaction and/or waiver of the closing conditions in the Merger agreement, including approval of the transactions contemplated under the Merger Agreement by the requisite vote of the shareholders of Jupiter Gold and Apollo Resources, respectively, the Merger was consummated and Apollo Resources merged with and into the Company.

In connection with the consummation of the Merger, each share of outstanding Apollo Resources securities was cancelled and converted into 6.62 shares of the Company’s common stock. Immediately following the Merger, the holders of outstanding Apollo Resources securities owned approximately 59.40% of the Company’s outstanding securities. Our Founder, Chief Executive Officer and Chairman, Mr. Fogassa, who is also the Chief Executive Officer of Atlas Lithium, holds 34.4% of the Company’s outstanding equity interest following the Merger.

On November 19, 2024, our Articles of Incorporation were amended and restated in order to (i) increase the authorized share capital of the Company to 200,000,000 shares, and (ii) increase the number of shares of authorized common stock to 190,000,000 shares. The foregoing description is only a summary of the Amended and Restated Articles of Incorporation and is qualified in its entirety by reference to the full Amended and Restated Articles of Incorporation, which are filed as Exhibit 1.1 hereto and incorporated by reference.

After the Merger, the Company’s wholly owned subsidiaries now include Mineracao Jupiter Ltda, Mineração Apollo Ltda, Mineração Duas Barras Ltda, and RST Recursos Minerais Ltda.

On December 18, 2024, the Company entered into an Option Agreement (the “Option Agreement”) with Atlas Lithium Corporation (“Atlas Lithium”)), pursuant to which the Company acquired an option to acquire 100% of the equity interests of Brazil Minerals Resources Corporation (“BMR”), a wholly-owned subsidiary of Atlas Lithium (the “Option”). As consideration for the Option, the Company issued to Atlas Lithium 797,957 shares of our common stock, representing $500,000 divided by a value per share of $0.6266.

The Option is exercisable no earlier than the filing by the Company of a Form F-1 registration statement with the SEC and within 12 months thereafter. If the Option is exercised, the Company and Atlas Lithium shall enter into a definitive purchase agreement for the purchase of BMR pursuant to which the Company shall pay to Atlas Lithium total consideration of $8,000,000, which at the discretion of Atlas Lithium shall be in the form of cash, shares of the Company’s common stock, or a combination of cash and shares of the Company’s common stock. In the event that the Option is exercised, Atlas Lithium shall additionally be entitled to a perpetual royalty of one point five percent (1.5%) of the revenues resulting from the mineral rights owned by BMR as of the date of the Option Agreement.

On December 20, 2024, the Articles of Incorporation of the Company, a Republic of the Marshall Islands corporation were amended to change the name of the Company to from Jupiter Gold Corporation to Atlas Critical Minerals Corporation. This name change was carried out to reflect a broader focus of the Company following its merger with Apollo Resources. On January 27, 2025, in connection with such an amendment, the Company filed a Certificate of Correction to correct the omission of a reference to the Company’s original Articles of Incorporation, dated July 27, 2016, in Section 2 of the Articles of Amendment.

We have no debt, except for operational payables. We have been primarily funded to date by sales of our common stock. We are prohibited from issuing variable-rate convertible debt by our Bylaws.

4.B. Business Overview.

We are a mineral exploration and development company focused on critical minerals projects and properties in Brazil. Our portfolio includes principally mineral properties for rare earths, graphite, titanium, copper, and nickel, all of which are commonly considered to be “critical minerals”. Certain of our mineral rights for copper and rare earths may also contain uranium, which is also a “critical mineral”. We also own mineral rights for iron ore, quartzite, gold, and diamonds. We own one producing property, a quartzite quarry, and one of our iron ore projects is expected to start production during 2025.

Mineral Properties

Our mineral properties are:

Critical Minerals

●	Rare Earths: 53,939.23 hectares (~133,286 acres) in 33 mineral rights in the states of Goiás and Minas Gerais, with 30 in the phase of exploration permit and 3 in the phase of request for exploration permit.

●	Graphite: 2,918.73 hectares (~7,212.33 acres) in 3 mineral rights in the state of Minas Gerais, 2 in the phase of exploration permit and in the final stage for full transfer at ANM.

●	Uranium: 103,882.30 hectares (~ 256,699 acres) in 17 mineral rights in the states of Goiás, Pará, and Tocantins; all in the phase of request for exploration permit; these mineral rights list copper, phosphate and/or rare earths are main minerals since Brazilian legislation at the moment does not allow uranium to be listed as a primary mineral.

●	Copper: 7,156 hectares (~17,683 acres) in 4 mineral rights in the state of Goiás, all in the phase of exploration permit.

●	Nickel: 1,101 hectares (~2,721 acres) in 1 mineral right in the state of Piauí, in the phase of exploration permit.

Other Minerals

●	Iron Ore: 22,281 hectares (~55,057 acres) in 18 mineral rights in the states of Alagoas, Mato Grosso do Sul, and Minas Gerais, This includes one mineral right with a trial mining license (“Guia de Utilização”), authorizing the extraction of up to 300,000 tons of iron ore per year. Additionally, there are 18 mineral rights in the phase of exploration permit and 2 in the phase of request for exploration permit.

●	Quartzite: 94 hectares (~233 acres), in 1 mineral right in the state of Minas Gerais which has an operating quartzite quarry, with a trial mining license.

●

Gold: 50,875 hectares (~125,714 acres) in 18 mineral rights in the state of Amazonas, Goiás, Mato Gross, Minas Gerais, and Tocantins, with 16 in the phase of exploration permit and 2 in the phase of request for exploration permit.

We believe the growing demand for critical minerals needed for clean energy, defense, and high-tech applications present significant long-term opportunities. Our goal is to become a leading company supplying critical minerals. We are in the early stages of exploration of our critical mineral portfolio and are working to advance our understanding of its potential.

The various critical minerals in our portfolio have various important applications. Rare earth elements are crucial for permanent magnets used in electric motors and wind turbines, and for semiconductor and defense applications. Graphite is a key component in lithium-ion batteries, while titanium has applications in aerospace and medical technologies. Copper and nickel are essential for electric vehicle batteries and renewable energy infrastructure.

Our exploration activities to date have included geological mapping, geochemical sampling, geophysical surveys, and limited exploratory drilling to identify potential mineralized zones within a few of our mineral rights. As we advance our understanding of these critical mineral properties, we may conduct extensive exploratory programs including drilling campaigns to identify and quantify mineral resources. Our exploration programs follow the accepted guidelines under Regulation S-K Item 1300 (“Regulation S-K 1300”).

We aim to create value through continued exploration, resource delineation, and potential development of these assets over time. By maintaining a diverse portfolio of critical minerals projects, our objective is to seek to position us as a significant player in the global critical minerals supply chain.

Revenue-Generating

Quartzite

On October 31, 2022, our quartzite project received its operational permit for 10 years (the maximum grant time) of open pit mining from the state of Minas Gerais regulatory agency. This permit is valid until October 31, 2032, and renewable for additional periods subject to application prior to expiration.

In 2024, our quartzite operation generated gross revenues of $748,654 and gross margins of $265,694 or 35.49%. During 2024, our quartzite operation produced 610.09 cubic meters (m3) of quartzite blocks and 1,384.92 square meters (m2) of polished quartzite slabs, of which 946.49 m2 were from our own blocks and 438.43 m2 were from acquired third-party blocks destined only for slab production. During 2024, we sold 550.92 m3 of blocks and 893.63 m2 of polished slabs. As of December 31, 2024, our inventory was 147.99 m3 of blocks and 641.12 m2 of slabs.

Near Revenue-Generating Properties (Revenues Expected in 2025)

Iron Ore

The International Energy Agency (“IEA”), an autonomous intergovernmental organization, established in 1974, that provides policy recommendations, analysis and data on the global energy sector, of which the United States is a member country, listed iron ore in its October 2022 “Targeted Critical Minerals and Metals List”, described as “a list of critical minerals and metals deemed essential for responding to shift towards the green economy, low carbon energy, and digitization among others.”

On May 14, 2024, our Rio Piracicaba iron ore project received its operational permit for 10 years (the maximum grant time) of open pit mining and dry run-of-mine processing from the state of Minas Gerais regulatory agency. This permit is valid until May 14, 2034, and renewable for additional periods subject to application prior to expiration. From May 2024 until now we have been planning and preparing to start operations during the first semester of 2025.

Primary Exploration Properties

Our primary exploration focus is on advancing our rare earths, titanium, and graphite projects to support the growing global demand for these critical minerals.

Rare Earths Elements

Market

The rare earth elements (“REEs”) are on the list of minerals considered critical to the economic and national security of the United States as first published by the U.S. Department of the Interior on May 18, 2018 (the “2018 DOI List”). REEs consist of the lanthanide series (lanthanum, cerium, praseodymium, neodymium, promethium, samarium, europium, gadolinium, terbium, dysprosium, holmium, erbium, thulium, ytterbium, and lutetium) as well as scandium and yttrium. REEs are classified as “light” and “heavy” based on atomic number. Light REEs (“LREEs”) are comprised of lanthanum through gadolinium (atomic numbers 57 through 64). Heavy REEs (“HREEs”) are comprised of terbium through lutetium (atomic numbers 65 through 71) and yttrium (atomic number 39), which has similar chemical and physical attributes to the HREEs. Neodymium and praseodymium are key critical materials in the manufacturing of magnets that have the highest magnetic strength among commercially available magnets and enable high energy density and high energy efficiency in diverse uses. Dysprosium and terbium are key critical materials often added to the magnet alloys to increase the operating temperature. HREEs tend to be less abundant and more expensive than LREEs.

Overview

We own mineral rights for REEs in the states of Goiás and Minas Gerais. Currently, our exploration focus is on our rare earth claims in Minas Gerais, located near the cities of Carmo do Paranaiba, Patos de Minas, and Tiros. Several of such mineral rights are adjacent to or otherwise near those of Resouro Strategic Minerals (“Resouro”), a listed. Given our proximity and our initial technical results, we believe that our project can demonstrate similar mineralization to Resouro’s. We are currently expecting an initial resource report in accordance with Regulation SK 1300 on this project in 2025.

Titanium

Market

Titanium is on the list of the 35 minerals considered critical to the economic and national security of the United States as first published in the 2018 DOI List. Titanium can withstand high temperatures, and its non-magnetic nature prevents interference with data storage components. It has widespread use in high-technology and aerospace applications.

Overview

In our REEs areas in Minas Gerais, titanium is found alongside rare earths elements. Resouro has also identified both rare earths elements and titanium in their areas.

Summary of Recent Activity

We hold 53,692 acres of mineral rights for REEs across two distinct projects: the Alto Paranaiba Project (“APP”) in the state of Minas Gerais (in active exploration) and the Montes Claros de Goiás Project (“MCP”) in the state of Goiás (exploration planned for 2025). We believe the mineral assets contained in APP and MCP offer significant long-term potential for REEs. In APP, titanium, another critical mineral, occurs alongside REEs.

The APP encompasses mineral rights in the municipalities of Patos de Minas, Presidente Olegário, and Carmo do Paranaíba in the state of Minas Gerais, distant approximately 350 km from the city of Belo Horizonte, that state’s capital and where our primary office is located. away. The location where APP is inserted is a significant mineral province known for deposits of rare earth elements, titanium, phosphate, and other valuable minerals.

REE and titanium mineralization in the APP is associated with a Cretaceous geological unit, the Mata da Corda Group, which is positioned at the top of the region’s geological sequence, supporting flat hills with a 100-meter elevation difference. The Mata da Corda group is subdivided into the Patos Formation, which consists of volcanic rocks with a kamafugite, kimberlite and lamproite affinity (alkaline-ultramafic magmatism – with high P and K), and the Capacete Formation, which contains conglomerates and sandstones derived from the erosion of the Patos Formation.

With the highest known locally found REE grades, and hosted in ionic clays, the Capacete Formation has been widely identified and mapped in APP’s mineral rights. Initial surface and drilling samples show zones of high grades for REEs and titanium and geological mapping has shown high volume potential for such mineralization. In addition, these mineral rights are located near to or adjacent to Resouro Strategic Minerals and/or Equinox Resources, both of which are listed companies that have publicly disclosed presence of significant concentrations of REE and titanium in their projects.

Alto Paranaíba Project – Rare Earths and Titanium

The Alto Paranaíba (“APP”) is composed of the 15 mineral rights listed below plus an additional 7 mineral rights which would be available if the Option (as defined below) is exercised, then totaling 22 mineral rights. For additional information about the Option, see “Item 7.B. Related Party Transactions.”

Project	Mineral Right Number	Area (size in hectares)	Mineral	Municipality	State, Country
Alto Paranaíba Project	832.704/2024	1,162.97	Rare Earths, Titanium	Presidente Olegário	Minas Gerais, Brazil

Alto Paranaíba Project	832.703/2024	1,603.72	Rare Earths, Titanium	Presidente Olegário	Minas Gerais, Brazil

Alto Paranaíba Project	832.702/2024	1,612.16	Rare Earths, Titanium	Presidente Olegário	Minas Gerais, Brazil

Alto Paranaíba Project	832.701/2024	1,999.55	Rare Earths, Titanium	Lagoa Formosa, Patos de Minas	Minas Gerais, Brazil

Alto Paranaíba Project	832.699/2024	1,653.78	Rare Earths, Titanium	Carmo do Paranaíba	Minas Gerais, Brazil

Alto Paranaíba Project	832.698/2024	1,913.83	Rare Earths, Titanium	Carmo do Paranaíba	Minas Gerais, Brazil

Alto Paranaíba Project	831.645/2024	1,948.54	Rare Earths, Titanium	Lagoa Formosa	Minas Gerais, Brazil

Alto Paranaíba Project	831.644/2024	376.67	Rare Earths, Titanium	Patos de Minas	Minas Gerais, Brazil

Alto Paranaíba Project	831.643/2024	139.51	Rare Earths, Titanium	Patos de Minas	Minas Gerais, Brazil

Alto Paranaíba Project	831.451/2024	1,675.27	Rare Earths, Titanium	Tiros	Minas Gerais, Brazil

Alto Paranaíba Project	831.350/2024	346.43	Rare Earths, Titanium	Tiros	Minas Gerais, Brazil

Alto Paranaíba Project	831.074/2024	1,375.93	Rare Earths, Titanium	Tiros	Minas Gerais, Brazil

Alto Paranaíba Project	831.073/2024	1,368.01	Rare Earths, Titanium	Tiros	Minas Gerais, Brazil

Alto Paranaíba Project	831.268/2021	1,725.49	Rare Earths, Titanium	Tiros	Minas Gerais, Brazil

Alto Paranaíba Project	831.279/2019	270.70	Rare Earths, Titanium	Tiros	Minas Gerais, Brazil

For purposes of geological exploration, these 22 mineral rights have been divided into three blocks (Figure 1): i) Block 1 – Carmo do Paranaíba; ii) Block 2 – Patos de Minas; and iii) Block 3 – Tiros. To date, 13 mineral rights have had geological mapping and other studies performed on them and in all of them, the Capacete Formation has been identified which bodes well since it is well accepted that Capacete Formation offers presentation of REEs and titanium.

We have carried out a soil sampling campaign, with 479 samples collected, and several strong results such as approximately 15,000 (ppm) of Total of Rare-Earth Oxides (TREO) and 20% of Titanium Dioxide (TiO2) at mineral right 831.268/2021.

We also carried out an auger drilling survey in two mineral rights of Block 3 (831.277/2019 and 831.278/2019), both of which are part of the Option. Five exploration drillholes, summing 62 drilled meters, intercepted Capacete Formation.

Mineral rights located in Block 2 show TREO>1,500 ppm, reaching at times up to 8,000 ppm, and 8%<TiO2<12% and including readings of TiO2>12% for some samples. In all such mineral rights the presence of Capacete Formation has been mapped, and in some places, it is up to 70 meters thick.

Block 3 also shows high grade locations, including samples which show TREO>4,000 ppm and TiO2>12%.

16

-46°24'0,000"
-46°12'0,000"
-46°0'0,000"
-45°48'0,000"
-18°36'0,000"
-18°48'0,000"
-19°0'0,000"
N
S
W
E
Coordinate System: SIRGAS 2000
Datum: SIRGAS 2000
Units: Degree
RARA EARTHS
Alto Paranaíba Project
832703/2024
832702/2024
832704/2024
831643/2024
831644/2024
832701/2024
831645/2024
832698/2024
832699/2024
831268/2021
831276/2019
831279/2019
831350/2024
831275/2019
831074/2024
831073/2024
831451/2024
831277/2019
831271/2021
831278/2019
Presidente Olegário
Varjão de Minas
Patos de Minas
Lagoa Formosa
Carmo do Paranaíba
Tiros
Arapuá
Rio Paranaíba
Matutina
0 5 10 km
0 500 1.000 km
0 200 400 km
Mineral Rights
Optionable Mineral Rights
Waterways
Roads
Municipality limit

ETRAPP-MR260225

-46°24'0,000"
-46°0'0,000"
-18°36'0,000"
-18°54'0,000"
BLOCK 1
BLOCK 2
BLOCK 3
Presidente Olegário
Varjão de Minas
Patos de Minas
Lagoa Formosa
Carmo do Paranaíba
Tiros
Serra do Salitre
Arapuá
Rio Paranaíba
Matutina
0 5 10 km
N
W
E
S
Coordinate System: SIRGAS 2000
Datum: SIRGAS 2000
Units: Degree
RARE EARTHS
Alto Paranaíba Project
0 500 1.000 km
0 200 400 km
Mineral Rights
Optionable Mineral Rights
Equinox
Resouro
Waterways
Roads
Municipality limit

ETRAPP-MR250225

Figure 1: Alto Paranaiba Project with mineral rights included in Block 1 - Carmo do Paranaíba, Block 2 - Patos de Minas, and Bock 3 – Tiros.

Block 1 – Carmo do Paranaíba

Our Block 1 target, primarily located in the municipality Carmo do Paranaiba, and including the mineral rights 832.699/2024 and 832.698/2024, shows multiple results of TREO>1,500 ppm, reaching up to 8,000 ppm and TiO2> 12% (Figures 2 and 3).

Whole-Rock Chemistry
Total of Rare-Earth Oxides
TREO (ppm)
0 - 800
800 - 1500
1500 - 4000
4000 - 8000
-46°18'0,000"
-46°12'0,000"
-18°54'0,000"
-19°0'0,000"
Carmo do Paranaíba
Arapuá
0
2,5
5 km
N
W
E
S
Coordinate System: SIRGAS 2000
Datum: SIRGAS 2000
Units: Degree
RARE EARTHS
Alto Paranaiba Project - Block 1
0
500
1.000 km
0
200
400 km
Mineral Rights
Roads
Waterways
Municipality limit
ETRAPP-MR24022025

Figure 2: Block 1 sample results map with TREO grades (ppm).

18

-46°18'0,000"
-46°12'0,000"
-18°54'0,000"
-19°0'0,000"
Whole-Rock Chemistry
TiO2 (%)
0 - 2
2 - 5
5 - 8
8 - 12
12 - 20,8
Carmo do Paranaiba
Arapuá
0
2,5
5 km
N
W
E
S
Coordinate System: SIRGAS 2000
Datum: SIRGAS 2000
Units: Degree
RARE EARTHS
Alto Paranaiba Project - Block 2
0 500 1.000 km
0 200 400 km
Mineral Rights
Roads
Waterways
Municipality limit

ETRAPP-MR24022025

Figure 3: Block 1 sample results map with TiO2 grades (%).

Block 2 – Patos de Minas

Our Block 2 areas, primarily located at the municipality of Patos de Minas, show TREO>1,500 ppm, reaching up to 8,000 ppm and 8%< TiO2<12% and TiO2>12% for some samples (Figure 4 and 5). In all such mineral rights the presence of Capacete Formation has been mapped, and in some places, it is up to 70 meters thick (Figures 6 and 7)

Whole-Rock Chemistry
Total of Rare-Earth Oxides
TREO (ppm)
0 - 800
800 - 1500
1500 - 4000
4000 - 8000
-46°24'0,000"
-46°12'0,000"
-18°36'0,000"
Presidente Olegário
Patos de Minas
Lagoa Formosa
0 2,5 5 km
N
W
E
S
Coordinate System: SIRGAS 2000
Datum: SIRGAS 2000
Units: Degree
RARE EARTHS
Alto Paranaiba Project - Block 2
0 500 1.000 km
0 200 400 km
Mineral Rights
Roads
Waterways
Municipality limit

ETRAPP-MR24022025

Figure 4: Block 2 sample results map with TREO grades (ppm).

20

-46°24'0,000"
-46°12'0,000"
-18°36'0,000"
Whole-Rock Chemistry
TiO2 (%)
0 - 2
2 - 5
5 - 8
8 - 12
12 - 20,8
Presidente Olegário
Patos de Minas
Lagoa Formosa
0 2,5 5 km
N
W
E
S
Coordinate System: SIRGAS 2000
Datum: SIRGAS 2000
Units: Degree
RARE EARTHS
Alto Paranaiba Project - Block 2
0 500 1.000 km
0 200 400 km
Mineral Rights
Roads
Waterways
Municipality limit
ETRAPP-MR24022025

Figure 5: Block 2 sample results map with TiO2 grades (%).

Figure 6: Capacete Formation outcrop from mineral right 832.702/2024.

22

Figure 7: Conglomerate of the Capacete Formation, from mineral right 832.708/2024.

23

Block 3 - Tiros

Block 3 comprises 13 mineral rights, of which 6 have strong Capacete Formation exposure, serving as focus point to an initial exploratory drilling survey carried out in December 2024 and January 2025. The drilling survey consisted of five exploration drillholes, all of which intercepted Capacete Formation, totaling 62 drilled meters.

The samples results present some of the most encouraging results, with grades such as 15,000 ppm of TREO and 10% of TiO2 in the conglomerates of Capacete Formation (Figures 9 and 10).

Figure 8: (a) Completed drillholes in the red dots, located in two mineral rights of Block 3, 831277/2019 and 831278/2019, and (b) weathered conglomerate from Capacete Formation.

24

Whole-Rock Chemistry
Total of Rare Earth Oxides
TREO (ppm)
0 - 800
800 - 1500
1500 - 4000
4000 - 8000
8000 - 30000
-46°0'0,000"
-45°48'0,000"
-18°48'0,000"
-19°0'0,000"
Tiros
Arapuá
Pedro do Abaeté
0
5
10 km
N
S
E
W
Coordinate System: SIRGAS 2000
Datum: SIRGAS 2000
Units: Degree
RARA EARTHS
Alto Paranaíba Project
0 500 1.000 km
0 200 400 km
Mineral Rights
Optionable MIneral Rights
Waterways
Roads
Municipality limit

ETRAPP-MR260225

Figure 9: Block 3 sample results map with TREO grades (ppm).

-46°0'0,000"
-45°48'0,000"
-18°48'0,000"
-19°0'0,000"
Whole-Rock Chemistry
TiO2 (%)
0 - 2
2 - 5
5 - 8
8 - 12
12 - 20,8
Tiros
Arapuá
edro do Abaeté
0
5
10 km
N
W
E
S
Coordinate System: SIRGAS 2000
Datum: SIRGAS 2000
Units: Degree
RARA EARTHS
Alto Paranaiba Project
0 500 1.000 km
0 200 400 km
Mineral Rights
Optionable MIneral Rights
Waterways
Roads
Municipality limit

ETRAPP-MR260225

Figure 10: Block 1 sample results map with TiO2 grades (%).

25

Exploration Plan

We expect that planned drilling campaigns during 2025 will allow us to quantify mineralization for REEs and titanium under Regulation SK 1300 standard. We have retained geologists with significant experience and who are qualified persons for rare earths and titanium under the meaning of Regulation SK 1300 to oversee such work.

26

Goiás Project – Rare Earths

The Goiás Project is composed of the 18 mineral rights listed below. If the Option entered into with Atlas Lithium in December 2024 is exercised, the project will consist of an additional 18 mineral rights, for a total of 36 mineral rights.

Project	Mineral Right Number	Area (size in hectares)	Mineral	Municipality	State, Country
Goiás Project	860.756/2023	1,950.80	Rare Earths, Potash	Jussara	Goiás, Brazil

Goiás Project	860.752/2023	1,904.78	Rare Earths, Potash	Jussara	Goiás, Brazil

Goiás Project	860.751/2023	1,829.79	Rare Earths, Potash	Montes Claros de Goiás	Goiás, Brazil

Goiás Project	860.750/2023	1,877.82	Rare Earths, Potash	Montes Claros de Goiás	Goiás, Brazil

Goiás Project	860.749/2023	1,928.80	Rare Earths, Potash	Jussara	Goiás, Brazil

Goiás Project	860.748/2023	1,981.29	Rare Earths, Potash	Montes Claros de Goiás	Goiás, Brazil

Goiás Project	860.747/2023	1,976.96	Rare Earths, Potash	Jussara	Goiás, Brazil

Goiás Project	860.746/2023	1,990.71	Rare Earths, Potash	Jussara	Goiás, Brazil

Goiás Project	860.745/2023	1,945.80	Rare Earths, Potash	Jussara	Goiás, Brazil

Goiás Project	860.744/2023	1,934.35	Rare Earths, Potash	Jussara	Goiás, Brazil

Goiás Project	860.742/2023	1,927.43	Rare Earths, Potash	Jussara	Goiás, Brazil

Goiás Project	860.741/2023	1,992.67	Rare Earths, Potash	Jussara, Santa Fé de Goiás	Goiás, Brazil

Goiás Project	860.740/2023	1,969.60	Rare Earths, Potash	Jussara, Santa Fé de Goiás	Goiás, Brazil

Goiás Project	860.739/2023	1,955.89	Rare Earths, Potash	Jussara	Goiás, Brazil

Goiás Project	860.738/2023	1,940.81	Rare Earths, Potash	Jussara	Goiás, Brazil

Goiás Project	860.737/2023	1,951.10	Rare Earths, Potash	Jussara	Goiás, Brazil

Goiás Project	860.736/2023	1,958.39	Rare Earths, Potash	Jussara, Britânia	Goiás, Brazil

Goiás Project	860.735/2023	1,988.76	Rare Earths, Potash	Jussara	Goiás, Brazil

We own 18 mineral rights located in western Goiás, in the region of Montes Claros de Goiás, Iporá and Santa Fé towns. In geological terms, this region comprises the Tocantins Structural Province in the Brasilia Fold Belt and has one geological formation with alkaline chemical affinity that are favorable for REE mineralization: Iporá Alkaline Complex, related to the Goiás Alkaline Province (Cretaceous). Such formation shows plutonic and subvolcanic/volcanic rocks, such as syenite, basaltic-andesite, gabbro, dunite, peridotite, pyroxenite, lamprophyre and others. They occur as sills, dikes, plugs and pipes, lava and pyroclastic deposits. These rocks can be intruded into older units such as Goias Orthogneiss, Iporá Granite and Furnas Formation.

These rocks have high REE contents, as well as high P and may also have high Nb and Ni contents. Our mineral rights are in regions with odds of occurrence of the intrusions non-mapped by the regional and some mineral rights already have Iporá Alkaline Complex mapped by the regional public data. Other mineral rights (close to Iporá town) are directly adjacent to Appia, a listed company that has disclosed substantial results for REE in its adjacent project. The weathering profile of the region can lead to laterization, which favors the formation of ionic clay deposits.

27

-51°36'0,000"
-51°12'0,000"
-50°48'0,000"
-15°36'0,000"
-16°0'0,000"
-16°24'0,000"
N
S
W
E
Coordinate System: SIRGAS 2000
Datum: SIRGAS 2000
Units: Degree
RARE EARTHS
Montes Claros de Goiás Project
Britânia
Faina
Matrinchã
Itapirapuã
Santa Fé de Goiás
Jussara
Aragarças
Montes Claros de Goiás
Bom Jardim de Goiás
Novo Brasil
Fazenda Nova
Iaupaci
Diorama
Israelândia
Córrego do Ouro
Piranhas
Arenópolis
Iporá
Moiporá
Palestina de Goiás
Amorinópolis
0 5 10 km
0 500 1.000 km
0 200 400 km
Mineral Rights
Optionable Mineral Rights
Appia Brasil Rare Earths
Waterways
Roads
Municipality limit

Figure 11: Regional geological map with our mineral rights (in blue) and the occurrence of the Ipora Alkaline Complex

28

-51°12'0,000"
-51°0'0,000"
-16°12'0,000"
-16°24'0,000"
Fazenda Nova
Montes Claros de Goiás
Jaupaci
Diorama
APPIA REE TARGETS
APPIA REE DEPOSIT
Israelândia
Iporá
APPIA REE TARGETS
0 5 10 km
N
W
E
S
Coordinate System: SIRGAS 2000
Datum: SIRGAS 2000
Units: Degree
RARE EARTHS
Montes Claros de Goiás Project
0 500 1.000 km
0 200 400 km
Mineral Rights
Optionable Mineral Rights
Appia Brasil Rare Earths
Waterways
Roads
Municipality limit

Figure 12: Geological map showing the proximity of our mineral rights to the Appia targets, and the Ipora Alkaline Complex occurrence.

Graphite

Market

Graphite has been on the list of the minerals considered critical to the economic and national security of the United States since an initial list published by the U.S. Department of the Interior on May 18, 2018. Graphite is the most used anode in lithium-ion batteries, benefitting from its high energy and power density. The global need for high-quality, low impurity graphite is directly related to the growth in electric vehicle (EV) adoption as discussed above. According to recent publication from Benchmark Mineral Intelligence, a well-respected mineral consultancy, to meet demand for anode materials, an estimated 97 natural flake graphite mines will need to be built by 2035, assuming an average size of 56,000 tonnes a year and no contribution from recycling.

Summary of Our Portfolio - Graphite

Our Malacacheta Project is strategically positioned to target critical minerals, specifically graphite. While in the early stages of development, this project offers significant long-term growth potential.

Our Arcos Project is a graphite project located near Nacional de Grafite, a leading graphite producer with over eight decades of experience in the Brazilian market. The Arcos Project requires further geological exploration but complements our overall portfolio and presents additional opportunities.

Our study area is strategically situated within the Araçuaí Orogen, a geologically complex region in eastern-central Brazil, encompassing parts of Bahia, Minas Gerais, and Espírito Santo states. Nestled at the southern edge of the São Francisco Craton, this orogen boasts a rich and intricate history shaped by multiple subduction events and tectonic developments spanning over 880 million years. The Macaúba Basin, a key component of this history, provides valuable insights into the region’s early Evolution.

Our graphite deposit offers commendable purity and quality. Formed through a unique metamorphic process within the Kinzigito Complex, our graphite has undergone billions of years of geological refinement. The result is a high-purity graphite product, ideal for demanding applications in advanced materials and energy storage.

29

Summary of Our Properties - Graphite

Project	Mineral Right Number	Area (size in hectares)	Mineral	Municipality	State, Country
Malacacheta Project	831.698/2021*	260.95	Graphite	Malacacheta	Minas Gerais, Brazil

Malacacheta Project	830.954/2021	997.28	Graphite	Malacacheta	Minas Gerais, Brazil

Arcos Project	830.073/2022	1,660.50	Graphite	Arcos	Minas Gerais, Brazil

* Acquired from an unrelated third-party in 2023, and currently in the final stage for the full transfer to us at ANM.

Maps of Our Properties – Graphite

-42°12'0,000"
-42°6'0,000"
-17°42'0,000"
-17°48'0,000"
Setubinha
Angelândia
Ladainha
Malacacheta
830954/2021
831698/2021
0 1 2 km
N
S
W
E
Coordinate System: SIRGAS 2000
Datum: SIRGAS 2000
Units: Degree
GRAPHITE
Malacacheta Project
0 500 1.000 km
0 200 400 km
Mineral Rights
Roads
Waterways
Municipality limit

GMP-MR210125

Figure 13: Malacacheta Project mineral rights.

30

-45°30'0,000"
-45°24'0,000"
-45°18'0,000"
-20°12'0,000"
-20°18'0,000"
Lagoa da Prata
Japaraíba
Santo Antônio do Monte
830073/2022
830072/2022
830071/2022
Arcos
Pedra do Indaiá
Formiga
Itapecerica
0
2,5
5 km
N
W
E
S
Coordinate System: SIRGAS 2000
Datum: SIRGAS 2000
Units: Degree
GRAPHITE
Arcos Project
0 500 1.000 km
0 200 400 km
Mineral Rights
Optionable Mineral Rights
Waterways
Roads
Municipality limit

Figure 14: Arcos Project mineral right.

31

Malacacheta Project - Graphite

In our Malacacheta Project, during our initial exploration phase in 2023, we successfully identified surface outcrops with visible graphite, delineated mineralized bodies, and established a primary structural trend. Rock samples were collected (9 samples), and preliminary auger core drilling was conducted (29 drill holes), providing strong indications of the project’s potential.

Figure 15: Malacacheta Project – our interpretation of the local structural trend.

32

Figure 16: Malacacheta Project – outcrop of graphitic mica schist with “flake”.

33

Figure 17: Malacacheta Project – outcrop of graphitic mica schist with intercalated gneiss layers.

Our latest exploration campaign has expanded our understanding of the Malacacheta Project’s mineral potential. We have systematically mapped and described 43 new targets, paying close attention to surface exposures and sub-surface features. A comprehensive sampling program has been completed, with 17 samples of graphite schist and mica-schist with graphite collected from mineral rights 830.954/2021 and 831.698/2021. These samples are currently undergoing detailed geochemical analysis at the SGS laboratory in Vespasiano, Minas Gerais, a well-regarded independent facility.

We have identified significant graphite schist bodies within both analyzed areas, intercalated as lenses within mica schist. The area identified by the registration 830.954/2021 stands out as the most promising, with two highly significant occurrences. The graphite observed exhibits strong characteristics indicative of high-quality, as evidenced by the distinctive mineralogical signature of the streak.

34

Figure 18: Flake-shaped graphite and Graphite Schist outcrop

Uranium

Market

Historically, uranium has been a critical resource for energy production, particularly in nuclear power generation, which provides a clean and reliable energy source. According to the World Nuclear Association, nuclear power accounts for approximately 10% of global electricity generation, with uranium as its primary fuel. In recent years, global demand for uranium has been driven by increasing investments in nuclear energy to support energy transition goals and reduce carbon emissions. Countries such as China and India are aggressively expanding their nuclear programs to meet growing electricity demand, while nations like the United States and France maintain significant reliance on nuclear power.

The global uranium market is experiencing renewed growth due to geopolitical factors, energy security concerns, and the push for decarbonization. Spot uranium prices have steadily increased, with the UxC Uranium Spot Price surpassing $70 per pound in 2024, driven by supply constraints and growing demand. Despite the presence of major producers such as Kazakhstan, Canada, and Australia, new uranium sources are being sought to meet future energy needs.

Uranium Mining in Brazil

Brazil holds significant uranium reserves, ranking among the top 10 countries globally in identified resources. However, uranium mining in Brazil is subject to stringent government control, as uranium extraction, processing, and commercialization fall under state monopoly, as defined by the Brazilian Constitution. Indústrias Nucleares do Brasil (INB) is the state-owned company responsible for uranium mining and nuclear fuel production in the country.

The Federal Constitution establishes that “the exploration of nuclear services and facilities of any kind, as well as the state monopoly over the research, mining, enrichment, reprocessing, industrialization, and trade of nuclear ores and their derivatives,” is an exclusive competence of the Union. Furthermore, Law No. 14,514/2022 and Decree No. 51,726/1963 stipulate that the Union’s monopoly includes:

●	Research and mining of nuclear ore deposits located within national territory;
●	The trade of nuclear ores and their concentrates, nuclear elements and their compounds, fissile and fertile materials, artificial radioisotopes, radioactive substances from the three natural series, and nuclear by-products;
●	The production and industrialization of nuclear materials.

Nuclear activities in Brazil are monitored by the National Nuclear Energy Commission (CNEN), and operations are conducted exclusively by INB, the sole company authorized to mine and process uranium in the country. Recently, Law No. 14,514/2022 allowed INB to provide services to national and international entities, both public and private, within Brazil or abroad, while maintaining the Union’s monopoly. Additionally, nuclear activities in Brazil require legislative approval and are permitted solely for peaceful purposes, as per international agreements ensuring responsible use of nuclear energy.

Anticipating potential legislative changes in Brazil in the coming years, Atlas Critical Minerals is strategically evaluating areas with uranium potential. To this end, the company has already submitted applications to the National Mining Agency (ANM) for two blocks of mineral rights located in the states of Tocantins and Goiás. These regions exhibit promising geological characteristics, aligning with Atlas Critical Minerals long-term strategy of identifying and securing key assets in the critical minerals sector.

35

Summary of Our Properties – Uranium

Project	Mineral Right Number	Area (hectares)	Mineral	Municipalities	State, Country
Tocantins Project	864.038/2025	9,784.21	Rare Earths, Phosphate, (Uranium)*	Rio Sono	Tocantins, Brazil
Tocantins Project	864.037/2025	9,878.47	Rare Earths, Phosphate, (Uranium)*	Rio Sono	Tocantins, Brazil
Tocantins Project	864.036/2025	9,544.83	Rare Earths, Phosphate, (Uranium)*	Rio Sono	Tocantins, Brazil
Tocantins Project	864.035/2025	9,507.05	Rare Earths, Phosphate, (Uranium)*	Lizarda	Tocantins, Brazil
Tocantins Project	864.034/2025	9,877.45	Rare Earths, Phosphate, (Uranium)*	Rio Sono	Tocantins, Brazil
Tocantins Project	864.033/2025	9,989.40	Rare Earths, Phosphate, (Uranium)*	Miracema do Tocantins	Tocantins, Brazil
Tocantins Project	864.032/2025	9,859.72	Rare Earths, Phosphate, (Uranium)*	Miracema do Tocantins	Tocantins, Brazil
Goiás Project	860.150/2025	1,943.40	Rare Earths, Phosphate, (Uranium)*	Ivolândia	Goiás, Brazil
Goiás Project	860.149/2025	1,970.21	Rare Earths, Phosphate, (Uranium)*	Moiporá	Goiás, Brazil
Goiás Project	860.148/2025	1,824.27	Rare Earths, Phosphate, (Uranium)*	Moiporá	Goiás, Brazil
Goiás Project	860.144/2025	1,980.57	Rare Earths, Phosphate, (Uranium)*	Iporá	Goiás, Brazil
Goiás Project	860.133/2025	1,936.15	Rare Earths, Phosphate, (Uranium)*	Iporá	Goiás, Brazil
Goiás Project	860.131/2025	1,977.18	Rare Earths, Phosphate, (Uranium)*	Iporá	Goiás, Brazil
Goiás Project	860.160/2025	1,973.39	Rare Earths, (Uranium)*	Ivolândia	Goiás, Brazil
Goiás Project	860.161/2024	1,970.91	Rare Earths, (Uranium)*	Iporá, Amorinópolis	Goiás, Brazil
Pará Project	850.077/2025	9,947.83	Copper (Uranium)*	Santana do Araguaia	Pará, Brazil
Pará Project	850.087/2025	9,917.26	Copper (Uranium)*	Santana do Araguaia	Pará, Brazil

36

Maps of Our Properties – Uranium

-48°24'0,000"
-48°0'0,000"
-47°36'0,000"
-47°12'0,000"
-9°12'0,000"
-9°36'0,000"
-10°0'0,000"
Colméia
Guaraí
Santa Maria do Tocantins
Recursolândia
Tupirama
Bom Jesus do Tocantins
Tabocão
Centenário
864034/2025
864035/2025
Rio dos Bois
Pedro Afonso
Miranorte
Lizarda
864036/2025
Tocantínia
864037/2025
Rio Sono
864038/2025
864033/2025
Miracema do Tocantins
Barrolândia
Lajeado
864032/2025
Aparecida do Rio Negro
São Félix do Tocantins
Novo Acordo
Porto Nacional
Palmas
Paraíso do Tocantins
Santa Tereza do Tocantins
Lagoa do Tocantins
Monte do Carmo
0 10 20 km
N
W
E
S
Coordinate System: SIRGAS 2000
Datum: SIRGAS 2000
Units: Degree
URANIUM
Tocantins Project
0 500 1.000 km
0 200 400 km
Mineral Rights
Roads
Waterways
Municipality limit

UTOP-MR130225

Figure 19: Tocantins Project mineral rights.

37

-51°12'0,000"
-51°0'0,000"
-16°24'0,000"
-16°36'0,000"
Diorama
Jaupaci
Israelândia
Iporá
Moiporá
Amorinópolis
Ivolândia
Palestina de Goiás
Paraúna
860148/2025
860149/2025
860150/2025
860160/2025
860133/2025
860144/2025
860131/2025
860161/2025
0 5 10 km
N
S
W
E
Coordinate System: SIRGAS 2000
Datum: SIRGAS 2000
Units: Degree
URANIUM
Goiás Project
0 500 1.000 km
0 200 400 km
Mineral Rights
Roads
Waterways
Municipality limit

UGOP-MR190225

Figure 20: Goiás Project mineral rights.

38

-51°12'0,000"
-50°48'0,000"
-50°24'0,000"
-9°12'0,000"
-9°36'0,000"
Santa Maria das Barreiras
Cumaru do Norte
Santana do Araguaia
850.077/2025
850.087/2025
0
10
20 km
N
W
E
S
Coordinate System: SIRGAS 2000
Datum: SIRGAS 2000
Units: Degree
URANIUM
Pará Project
0 500 1.000 km
0 200400 km
Mineral Rights
Roads
Waterways
Municipality limit

UPAP-MR170225

Figure 21: Pará Project mineral rights.

39

Copper

Market

Copper is a vital metal for electrical and electronic applications, including renewable energy technologies and electric vehicles. Its excellent conductivity and durability make it essential for power generation, transmission, and storage systems. According to industry forecasts, copper demand is expected to grow significantly in the coming decades, driven by the global transition to clean energy and electrification. The U.S. Geological Survey has identified copper as a critical mineral due to its importance in emerging technologies and potential supply chain vulnerabilities.

Summary of Our Properties - Copper

Project	Mineral Right Number	Area (hectares)	Mineral	Municipality	State, Country
Bom Jardim de Goias Project	860.727/2023	1,942.13	Copper	Baliza	Goiás, Brazil

Bom Jardim de Goias Project	860.728/2023	1,974.10	Copper	Bom Jardim de Goiás	Goiás, Brazil

Bom Jardim de Goias Project	860.729/2023	1,245.00	Copper	Bom Jardim de Goiás	Goiás, Brazil

Bom Jardim de Goias Project	860.730/2023	1,994.83	Copper	Bom Jardim de Goiás	Goiás, Brazil

Maps of Our Properties – Copper

Figure 22: Mineral Rights – Copper – Bom Jardim de Goiás

Nickel

Market

Historically, nickel has been an essential metal for various industries, especially in the production of stainless steels and metal alloys. However, in recent years, its relevance has grown significantly due to the critical role it plays in the energy transition. Nickel is a key component of lithium-ion batteries used in electric vehicles (EVs) and renewable energy storage. With the increasing demand for electrification and carbon emission reduction, the need for high-purity nickel has risen considerably.

Nickel Mining in Brazil

Brazil is one of the world’s leading holders of nickel reserves and has a well-structured mining sector, with operations carried out by both national and international companies. The states of Minas Gerais, Goiás, Pará, and Piauí concentrate the largest reserves and extraction projects for the metal.

Summary of Our Property - Nickel

Project	Mineral Right Number	Area (hectares)	Mineral	Municipality	State, Country
Nickel	803.031/2021	1,101.24	Nickel	Capitão Gervásio	Piauí, Brazil

Map of Our Property – Nickel

40

Iron Ore

Market

Historically, iron has been an essential metal to human development and economic growth. According to the U.S. Geological Survey, over 98% of mined iron ore is used in steel manufacturing. Brazil exported approximately $30 billion in iron ore in 2024 and is the second biggest iron ore producer and exporter in the world, after Australia. China remains the world’s largest importer of iron ore, and its demand continues to be a primary driver of the global iron ore market. While fluctuations occur due to various economic factors within China, including government policies and the performance of its real estate sector, its vast industrial base and ongoing infrastructure projects maintain a significant appetite for steel and, consequently, iron ore. India’s demand also continues to grow, contributing to the overall global demand for iron ore.

Summary of Our Portfolio – Iron Ore

We currently own 53,132 acres of mineral rights for iron distributed in seven projects, six of which are in early stage of exploration while our Rio Piracicaba Project in Brazil’s well-known Iron Quadrangle mining district has a published resource report under Regulation S-K 1300 standard and is being advanced towards an iron mine, expected to begin operations in 2025. The Iron Quadrangle is located in the state of Minas Gerais, Brazil, and is one of the premier iron producing regions in the world.

Summary of Our Properties - Iron Ore

Project	Mineral Right Number	Area (size in hectares)	Mineral	Municipalities	State, Country
Rio Piracicaba Project	833.114/2012	188.31	Iron Ore	Rio Piracicaba	Minas Gerais, Brazil
Barão de Cocais Project	831.616/2019	147.24	Iron Ore	Barão de Cocais	Minas Gerais, Brazil
Itabira Project	830.627/2019	1,534.74	Iron Ore	Itabira	Minas Gerais, Brazil
Rio Pardo de Minas Project	830.632/2021	1,390.35	Iron Ore	Rio Pardo de Minas	Minas Gerais, Brazil
Rio Pardo de Minas Project	830.633/2021	659.75	Iron Ore	Riacho dos Machados	Minas Gerais, Brazil
Rio Pardo de Minas Project	830.634/2021	155.16	Iron Ore	Rio Pardo de Minas	Minas Gerais, Brazil
Rio Pardo de Minas Project	830.635/2021	188.53	Iron Ore	Rio Pardo de Minas	Minas Gerais, Brazil
Rio Pardo de Minas Project	830.636/2021	1,227.66	Iron Ore	Rio Pardo de Minas	Minas Gerais, Brazil
Rio Pardo de Minas Project	830.638/2021	1,907.12	Iron Ore	Riacho dos Machados	Minas Gerais, Brazil
Antonio Dias Project	831.343/2021	319,35	Iron Ore	Antonio Dias	Minas Gerais, Brazil
Corumbá Project	868.008/2021	1,970,32	Iron Ore	Corumbá	Mato Grosso do Sul, Brazil
Alagoas Project	844.009/2021	1,904.58	Iron Ore	Limoneoro de Anadia	Alagoas, Brazil
Alagoas Project	844.010/2021	1,939.93	Iron Ore	Girau do Ponciano	Alagoas, Brazil
Alagoas Project	844.026/2020	1,892.54	Iron Ore	Palmeira dos Índios	Alagoas, Brazil
Alagoas Project	844.027/2020	1,368.47	Iron Ore	Tanque D´arca	Alagoas, Brazil
Alagoas Project	844.028/2020	1,946.50	Iron Ore	Limoneoro de Anadia	Alagoas, Brazil
Alagoas Project	844.029/2020	1,976.47	Iron Ore	Coité do Nóia	Alagoas, Brazil
Alagoas Project	844.030/2020	1,563.76	Iron Ore	Tanque D´arca	Alagoas, Brazil

41

Maps of Our Properties – Iron Ore

-43°12'0,000"
São Gonçalo do Rio Abaixo
João Monlevade
-19°54'0,000"
833114/2012
Rio Piracicaba
Santa Bárbara
0 1 2 km
Coordinate System: SIRGAS 2000
Datum: SIRGAS 2000
Units: Degree
IRON ORE
Rio Piracicaba Project
0 500 1.000 km
0 200 400 km
Mineral Rights
Roads
Waterways
Municipality limit
N
S
E
W

IRPP-MR210125

Figure 23: Rio Piracicaba Project mineral right.

Rio Piracicaba Project – Iron Ore

The Rio Piracicaba Project is in the rural area of the municipality of Rio Piracicaba, state of Minas Gerais in Brazil, at coordinates 19°56’23.9 “S / 43°12’01.7 “W. The project is located 130 km from Belo Horizonte, capital of the state of Minas Gerais, and is served by paved roads and is also intersected by a railroad used by several mining companies to transport iron ore to the coast.

We hold the title of the mineral right number 833.114/2012, inside which the Rio Piracicaba Project was developed. We acquired the mineral right where its Rio Piracicaba Project is now located from a third-party in 2020 for the equivalent of $925,000. This mineral right sits immediately adjacent to the Água Limpa iron ore mine that belongs to Vale S.A., listed in NYSE, one of the world’s top iron ore producers and the largest Brazilian mining company.

The Rio Piracicaba Project is in the Iron Quadrangle, one of the largest mineral provinces in Brazil. It contains the Cauê Formation, main iron mineralized materials unit that occurs in the region, consisting of itabirites and other rocks with a high iron content, represented mainly by hematite and magnetite.

The Cauê Formation has its genesis based on chemical sedimentation under stable platform conditions, which made the Lake Superior type iron deposits. The entire project area falls within the same geological formation, but three iron mineralized lithologies were defined, thus characterizing the deposit: colluvial coverage, friable itabirite and semi-compact itabirite.

42

686000.000
688000.000
690000.000
7798000.000
7796000.000
7794000.000
7792000.000
Vale's Água Limpa Mine
Vale's Tailings dam
Vale's Product stockyard
Exploration Permit Limit
Researched Area

Figure 24: Mineral right limits and researched area.

Working under Regulation S-K 1300 standards, during the first and second quarters of 2021, detailed drilling and trenching was carried out in approximately 10% of the mineral right encompassing the Rio Piracicaba Project.

Field activities started in March 2021 and drilling began in April 2021, when eleven diamond drill holes were drilled with drill core recovery, totaling 384 m. During this work, nineteen pits were excavated either manually or mechanically with a backhoe loader, totaling 60 m. Twenty-seven hectares were also mapped in detail. The diamond drilling generated fifty-five samples and the sampling of the test pits, fifteen samples, all analyzed in four granulometric ranges. During this geological exploration work, forty-eight density measurements of different lithotypes were made.

43

Figure 25: Drill Core FRP 03

44

Figure 26: Geological map within the outline of our mineral right.

45

A Technical Report Summary of the Rio Piracicaba Project (the “Rio Piracicaba TRS”) was prepared in accordance with Regulation S-K 1300 and an effective date of March 30, 2022.

We have full and titled ownership of the mineral right in which the Rio Piracicaba Project is being developed and 100% ownership of such project. A summary table for each class of mineral resource (measured, indicated, and inferred) as found in the Rio Piracicaba TRS is also included below:

	Measured Mineral Resource		Indicated Mineral Resource		Inferred Mineral Resource
	Amount (tons)	Grade	Amount (tons)	Grade (% iron)	Amount (tons)	Grade (% iron)
Iron - Rio Piracicaba Project	-	-	2,768,046	33.62	5,084,867	30.39

The following disclosures apply to the summary table above:

1.	For purposes of the above disclosure, “mineral resource” has the meaning set forth in Item 1300 of Regulation S-K.
2.	Mineral Resources are estimated at a cut-off grade of 20% iron.
3.	Mineral Resources are estimated using a long-term iron ore price of US$90 per dry metric tonne for the Platts/IODEX 62% iron fines CFR China, and US$/BRL exchange rate of 5.25.
4.	Reasonable prospects for economic extraction were determined by benchmarking similar operations and developing a 20% iron cut-off grade based on operating costs.
5.	The effective date of the Rio Piracicaba TRS is March 30, 2022.

The specific point of reference for the mineral resources estimated in the Rio Piracicaba Project has the following coordinates: 19o 56’ 24.40” S and 43o 12’ 7.58” W. The specific point of reference is also identified in the map below.

-43°13'48,000"
-43°12'0,000"
-43°10'12,000"
-19°55'12,000"
-19°57'0,000"
Rio Piracicaba
Santa Bárbara
0
1
2 km
N
W
E
S
Coordinate System: SIRGAS 2000
Datum: SIRGAS 2000
Units: Degree
IRON ORE
Rio Piracicaba Project
0 500 1.000 km
0 200 400 km
Mineral Rights
Roads
Researched Area
Municipality limit
Waterways
Point of Reference

ETRAPP-MR24022025

Figure 27: specific point of reference for the mineral resources estimated in the Rio Piracicaba Project.

46

-43°34'48,000"
-43°33'36,000"
-43°32'24,000"
-19°57'36,000"
-19°58'48,000"
-20°0'0,000"
-20°1'12,000"
831616/2019
Barão de Cocais
Santa Bárbara
0 500 1.000 m
N
S
W
E
Coordinate System: SIRGAS 2000
Datum: SIRGAS 2000
Units: Degree
IRON ORE
Barão de Cocais Project
0 500 1.000 km
0 200 400 km
Mineral Rights
Roads
Waterways
Municipality limit

IBCP-MR210125

Figure 28: Barão de Cocais Project mineral right.

47

-43°18'0,000"
-43°12'0,000"
-19°30'0,000"
-19°36'0,000"
-19°42'0,000"
Itambé do Mato Dentro
Santa Maria de Itabira
830627/2019
Itabira
São Gonçalo do Rio Abaixo
0 1 2 km
N
W
E
S
Coordinate System: SIRGAS 2000
Datum: SIRGAS 2000
Units: Degree
IRON ORE
Itabira Project
0 500 1.000 km
0 200 400 km
Mineral Rights
Roads
Waterways
Municipality limit

IIP-MR210125

Figure 29: Itabira Project mineral right.

48

-42°54'0,000"
-19°42'0,000"
831343/2021
Antônio Dias
Nova Era
São Domingos do Prata
0 1 2 km
N
W
E
S
Coordinate System: SIRGAS 2000
Datum: SIRGAS 2000
Units: Degree
IRON ORE
Antônio Dias Project
0 500 1.000 km
0 200 400 km
Mineral Rights
Roads
Waterways
Municipality limit
IADP-MR210125

Figure 30: Antonio Dias Project mineral right.

49

-42°48'0,000"
-42°42'0,000"
-42°36'0,000"
-16°0'0,000"
-16°6'0,000"
830635/2021
830634/2021
830636/2021
830633/2021
830632/2021
830638/2021
Serranópolis de Minas
Rio Pardo de Minas
Riacho dos Machados
Fruta de Leite
Grão Mogol
Padre Carvalho
0 1 2 km
N
W
E
S
Coordinate System: SIRGAS 2000
Datum: SIRGAS 2000
Units: Degree
IRON ORE
Rio Pardo de Minas Project
0 500 1.000 km
0 200 400 km
Mineral Rights
Roads
Waterways
Municipality limit

IRPMP-MR210125

Figure 31: Rio Pardo de Minas Project mineral rights.

50

-57°24'0,000"
-57°12'0,000"
-18°48'0,000"
-19°0'0,000"
N
W
E
S
Coordinate System: SIRGAS 2000
Datum: SIRGAS 2000
Units: Degree
IRON ORE
Corumbá Project
868008/2021
Corumbá
Ladário
0 5 10 km
0 500 1.000 km
0 200 400 km
Mineral Rights
Roads
Waterways
Municipality limit

ICP-MR250225

Figure 32: Corumbá Project mineral rights.

51

-36°45'0,000"
-36°30'0,000"
-9°30'0,000"
-9°45'0,000"
-10°0'0,000"
Estrela de Alagoas
Palmeira dos Índios
Paulo Jacinto
Viçosa
Mar Vermelho
Pindoba
Cacimbinhas
844026/2020
844030/2020
Igaci
Belém
Tanque d'Arca
Maribondo
Major Isidoro
844027/2020
844029/2020
Jaramataia
Craíbas
Taquarana
Coité do Nóia
844028/2020
Anadia
844009/2021
Limoeiro de Anadia
Arapiraca
Girau do Ponciano
Lagoa da Canoa
Campo Alegre
Junqueiro
Feira Grande
844010/2021
São Sebastião
Teotônio Vilela
Traipu
Campo Grande
Porto Real do Colégio
Olho d'Água Grande
0 5 10 km
Coordinate System: SIRGAS 2000
Datum: SIRGAS 2000
Units: Degree
IRON ORE
Alagoas Project
0 500 1.000 km
0 50 100 km
Mineral Rights
Roads
Waterways
Municipality limit

IALP-MR210125

Figure 33: Alagoas Project mineral rights.

Quartzite

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

Summary of Our Quartzite Property

Project	Mineral Right Number	Area (size in hectares)	Mineral	Municipalities	State, Country
Quartzite Project	831.665/2016	94.44	quartzite	Augusto de Lima, Diamantina	Minas Gerais, Brazil

Map of Our Quartzite Property

-43°58'48,000"
-43°57'36,000"
-43°56'24,000"
-18°8'24,000"
-18°9'36,000"
Buenópolis
Augusto de Lima
831665/2016
Diamantina
0 500 1.000 m
N
S
W
E
Coordinate System: SIRGAS 2000
Datum: SIRGAS 2000
Units: Degree
QUARTIZITE
Diamantina Project
0 500 1.000 km
0 200 400 km
Mineral Rights
Roads
Waterways
Municipality limit
QDP-MR220125

Figure 34: Map of the Quartzite Project mineral right.

Quartzite Project

Infrastructure:

Our Quartzite Project is in the rural zone of Conselheiro Mata, a district in the municipality of Diamantina, in the interior of the state of Minas Gerais in Brazil. According to the latest data from the IBGE, the population of Conselheiro Mata was 819 inhabitants. Most houses in the rural zone of this district have power from the electric grid and utilize wells for water.

The municipality of Diamantina, the largest town near our Quarry, had 47,702 inhabitants according to the IBGE census of 2022. Diamantina offers all the basic infrastructure needs such as labor and supplies.

Belo Horizonte, the capital of the state of Minas Gerais and where we have our principal place of business, is 172 miles away from our Quarry. The Belo Horizonte metropolitan area is served by a modern airport (Aeroporto Internacional de Confins – symbol CNF) with regional and international flights, including non-stop flights to the U.S.

Local access roads are generally in good condition and appear to be frequently maintained, due to agricultural and cattle ranching activity in the vicinity.

52

Work Completed:

Overview

In 2020, we studied the Quartzite Project with rotary drilling in which we obtained a preliminary volumetric estimate of four deposits of quartzite which had been identified within the project’s mineral right. Such geological studies, drilling campaign, and volumetric estimates were not carried out under Regulation S-K 1300.

In 2021, Yan Taffner Binda, a mining engineer with vast experience in quartzite who meets the “Qualified Person” criteria under Regulation S-K 1300, prepared the mining plan for an open pit quarry at the Quartzite Project.

In 2021, Geoline, an independent engineering and environmental licensing consultancy, performed the field studies needed to file our petition to the applicable regulatory body for an operational license. The filing of such a permit occurred in August 2021. On April 4, 2022, our Quartzite Project received the necessary permit from the Brazilian mining department (“ANM”). On December 12, 2022, our Quartzite Project received the operational license from the state of Minas Gerais environmental department (“SUPRAM”). These approvals from ANM and SUPRAM have allowed the Quartzite Project to begin its operations and to be able to commercialize production.

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

For the trial mining period between August 31, 2023, and December 31, 2023, a total of 223.10 cubic meters (m3) of quartzite blocks were produced and 80.82 m3were sold to independent third parties from Brazil and Italy for an aggregate total revenue of $ 107,540.81.

The net results of the trial mining were fully charged to profit and loss of the period.

In 2024, our quartzite operation generated gross revenues of $748,654 and gross margins of $265,694 or 35.49%. During 2024, our quartzite operation produced 610.09 cubic meters (m3) of quartzite blocks and 1,384.92 square meters (m2) of polished quartzite slabs, of which 946.49 m2 were from our own blocks and 438.43 m2 were from acquired third-party blocks destined only for slab production. During 2024, we sold 550.92 m3 of blocks and 893.63 m2 of polished slabs. As of December 31, 2024, our inventory was 147.99 m3 of blocks and 641.12 m2 of slabs.

53

Figure 35: Examples of blocks produced at our quartzite quarry.

54

Figure 36: Polished quartzite slab from our quartzite quarry production.

55

Exploration History of Property

Geological Mapping

Quartzite outcrop formations in our mineral right were identified by our technical team during geological mapping of the area. The identified occurrences varied from white to medium gray, sometimes with levels parallel to stratification. White-appearing quartzites were apparent below grayish facies and were particularly observed in drainage channels.

56

Figure 37: Grey quartzite outcrop in our mineral right.

57

Figure 38: Foreground image of white quartzite outcrop in our mineral right.

58

Figure 39: Detail of white quartzite sample from our mineral right.

Rotary Drilling

Further geological exploration was carried out by an independent consultant by means of rotary drilling to 15 meters depth for subsurface recognition of the aesthetic characteristics of the rock identified in the previous stage of blasting sampling, such as basic color, mineralogical alternation due to stratification, presence of layered portions, veins and other characteristics that could be exposed, as they differ completely from the outcrop, susceptible to weathering.

The location of the five planned and executed drill holes is shown in Figure 40 (“FS” stands for “furo de sonda” which means drill hole). Drill holes 1 through 4 were executed and are succinctly described below.

59

Figure 40: Map showing drill hole locations in our quartzite mineral right.

Drill Hole 1

The quartzite rock showed medium gray color with the presence of dark gray portions.

Weathered parts identified in the first 30 cm. From 6.1 m to 6.4 m, and also from 9.2 m to 9.6 m, sandy patches were seen. Two rusty parts were identified, one with 5 cm starting at 12.6 m and other with 8 cm starting at 13.0 m.

60

Figure 41: Colors obtained from drill hole 1.

Drill Hole 2

The quartzite rock showed medium gray color with the presence of dark gray portions, with 74% of core recovery due to the drill rod being stuck at the bottom of the hole.

Rusty parts were identified in the first 60 cm, and also from 8.4 m to 8.9 m, and from 11.6 m to 12.1 m. The drill bit stuck caused an interruption in the planned drilling after this point.

61

Figure 42: Colors obtained from drill hole 2.

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

62

Figure 43: Colors obtained from drill hole 3.

Drill Hole 4

The entire 15 m core was recovered showing alternances of medium gray with light to medium gray matrix with thin layers of dark gray. Some light yellowish weathered parts appeared in the first 5 m.

63

Figure 44: Colors obtained from drill hole 4.

Aerial Survey

In order to ascertain the size of the quartzite outcrops with greater precision, an aerial survey was carried out using a drone.

Data processing also resulted in an orthoimage of the eastern portion of our quartzite mineral right. The orthoimage can be seen below.

64

Figure 45: Orthoimage with delimitation of quartzite outcrops in the eastern region of our quartzite mineral right.

Surface Area Estimation

With the information provided by the orthoimage above, it was possible to estimate the surface area of the quartzite formations.

Estimation of Depth of Formations

Thickness estimates of quartzites in the region from various Brazilian geologists were consulted. Pflug (1968) suggests that common quartzite thickness in the region is between 700-1,000 meters. On the other hand, Schöll & Fogaça (1980) and Diniz & Pinheiro (1980) both suggest that such thickness is approximately 250 meters. In our estimation of thickness we used the more conservative figure, 250 meters.

65

Volume Estimation

Topography data extracted in GIS (System Information Geographic) were processed by the Datamine Studio 3 software, in order to obtain the geological model of quartzite massifs and their respective volumes.

The four rock masses delimited in the field stages were modelled. These four rocky bodies and their respective volume calculations are represented in the sequence of figures and table below.

Quartzite Formations	Estimated Volume (m3)
Rocky Body 01	302,380
Rocky Body 02	867,801
Rocky Body 03	243,292
Rocky Body 04	40,916
TOTAL	1,454,389

Table 1: Volume estimate of quartzite in our mineral right.

Gold

Market

Currently it is estimated that, of the gold being produced, 50% is used in jewelry, 40% in investments, and 10% in industry. Brazil has been a gold producer for over 200 years. According to the World Gold Council, in 2020 Brazil produced 107 tons of gold and was the 7th largest gold producer country. Minas Gerais was the largest gold producing state in the country, accounting for around 34% of the gold output that year according to Statista, a market intelligence firm.

Summary of Our Gold Properties

Project	Mineral Right Number	Area (size in hectares)	Mineral	Municipalities	State, Country
Alpha Project	831.942/2016	1,883.01	gold	Dionisio, Marlieria, Sao Domingos do Prata	Minas Gerais, Brazil
Alpha Project	831.140/2019	1,859.51	gold	Marlieria, Sao Domingos do Prata	Minas Gerais, Brazil
Alpha Project	831.141/2019	777.94	gold	Antonio Dias, Sao Domingos do Prata	Minas Gerais, Brazil
Alpha Project	831.142/2019	1,294.65	gold	Antonio Dias, Sao Domingos do Prata	Minas Gerais, Brazil
Alpha Project	831.143/2019	50.68	gold	Sao Domingos do Prata	Minas Gerais, Brazil
Alpha Project	831.144/2019	1,739.78	gold	Dionisio, Marlieria, Sao Domingos do Prata	Minas Gerais, Brazil
Alpha Project	831.145/2019	936.01	gold	Dionisio, Sao Domingos do Prata	Minas Gerais, Brazil
Alpha Project	831.146/2019	557.57	gold	Sao Domingos do Prata	Minas Gerais, Brazil
Alpha Project	830.066/2021	1,603.58	gold	Dionisio, Marlieria, Sao Domingos do Prata	Minas Gerais, Brazil
Alta Floresta Project	867.176/2019	9,740.91	gold	Peixoto de Azevedo	Mato Grosso, Brazil
Alta Floresta Project	867.173/2019	83.99	gold	Terra Nova do Norte	Mato Grosso, Brazil
Alta Floresta Project	867.174/2019	47.55	gold	Matupa, Nova Guarita	Mato Grosso, Brazil
Apui Project	880.133/2016	9,325.31	gold	Apui	Amazonas, Brazil
Apui Project	880.134/2016	9,391.67	gold	Apui	Amazonas, Brazil
Apui Project	880.135/2016	9,340.04	gold	Apui	Amazonas, Brazil
Cavalcante Project	860.479/2019	1,930.79	gold	Parana (TO), Cavalcante (GO)	Goias and Tocantins, Brazil
Paracatu Project	831.883/2016	312.66	gold	Paracatu	Minas Gerais, Brazil

66

Map of Our Alpha Project - Gold

831141/2019
Antônio Dias
Jaguaraçu
831142/2019
831140/2019
Marliéria
Nova Era
831143/2019
São Domingos do Prata
831146/2019
831942/2016
831144/2019
830066/2021
Dionísio
831145/2019
São José do Goiabal
0
2
4 km
N
W
E
S
Coordinate System: SIRGAS 2000
Datum: SIRGAS 2000
Units: Degree
GOLD
Alpha Project
0 500 1.000 km
0 200 400 km
Mineral Rights
Roads
Waterways
Municipality limit

GALP-MR260225

Figure 46: Map of the Alpha Project mineral rights.

Alpha Project

Infrastructure:

The Alpha Project’s primary mineral right 831.942/2016 is located in the rural zone of Santana do Alfié, a district in the municipality of São Domingos do Prata, in the interior of the state of Minas Gerais in Brazil. According to the Brazilian Institute of Geography and Statistics (“IBGE”) 2022 census, the population of Santana do Alfié was 1,691 inhabitants. Houses in this district have power from the electric grid and utilize wells for water.

67

The district of Santana do Alfié originated in 1751 as a settlement near locations where alluvial gold had been identified by the Portuguese settlers of Brazil. It is a local understanding that the word “Alfié” derives from the evolutionary phonetic contraction of the term “Ouro Fiel” which can be translated as “Faithful Gold”.

The municipality of São Domingos do Prata, the largest town near the Alpha Project, had 17,392 inhabitants according to the IBGE 2022 census. This town is located only a few miles from the Alpha Project mineral rights and serves as the logistical basis where geologists and consultants stay. São Domingos do Prata offers basic infrastructure such as labor and supplies.

Belo Horizonte, the 6th largest city in Brazil with a population of 2,315,560 according to the IBGE census of 2022, is 88 miles away from the Alpha Project mineral rights. Our office is located in Belo Horizonte. Belo Horizonte is the capital of the Brazilian state called “Minas Gerais” which in translation means “General Mines”. According to data provided in January 2024 by the Sindicato da Indústria Mineral do Estado de Minas Gerais, an organization representing the Minas Gerais mining industry sector, the state of Minas Gerais is responsible for 41.5% of all mineral output of Brazil, placing it as the top mineral producing state among 27 states in Brazil. In fact, Belo Horizonte is commonly known as “the mining capital of Brazil” for having strong concentration of head offices of mining companies and extensive availability of labor and supplies. The Belo Horizonte metropolitan area is served by a modern airport (Aeroporto Internacional de Confins – symbol CNF) with regional and international flights, including non-stop flights to the U.S.

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

The area near and within the Alpha Project is home to multiple small waterways, which could provide water access for future mining operations.

68

Work Completed:

Prior Work

As prior owner of our mineral right 831.942/2016, Mineração Ouro Fiel (the “Prior Owner”) identified gold targets from soil geochemistry and confirmed mineralization in the colluvium through auger holes. This research work was carried out using a regular mesh, sampling every meter and chemical analysis at an outside laboratory.

Trenching

In 2020 and 2021, Oxford Geoconsultants (“Oxford”), a technical consulting firm with a geologist that meets the Qualified Person definition of Regulation S-K 1300 performed geological studies, including new trenching, in targets within our mineral right 831.942/2016. A summary of such results is presented below.

The research carried out by Oxford at the Alpha Project has included semi-detailed geological recognition and mapping, in addition to well resampling and chemical analysis.

The geological recognition of the area was carried out through walks that identified and registered 58 excavations consisting of wells and trenches, carried out by the Prior Owner. At a promising target denominated “Lavrinha”, regional geological reconnaissance was also carried out to identify the main lithotypes existing in the area, as well as collect structural data and mineral occurrences.

69

Figure 47: Location map of old excavations at the Lavrinha target.

After the geological recognition stage, 188 information collection points were registered, such as lithologies, predominant mineralogy of rock structures and the presence of structures and outcrops of interest, among other relevant geological information of the location, for the preparation of a map of the area on a scale of semi-detail, supported by the description of wells and trenches opened by the Prior Owner.

70

Figure 48: Field point map.

In the well resampling stage, two wells were chosen from the 58 existing excavations. Saprolite material and colluvial material were analyzed, resulting in 37 samples at intervals of 1 meter in 1 meter, through vertical channels on one of the faces (north face) of the wells. The samples were collected from the bottom to the wellhead, always in the center of the face, thus avoiding contamination of lower intervals by material from higher intervals. Information on lithology and structures was collected that can assist in the geological-structural understanding of gold mineralization. For each sample, 3 kg of material was collected. All collected material was placed in a properly identified and sealed sample bag, avoiding sample exchange, loss of material or contamination during transport and storage. Finally, the samples were sent for chemical analysis at the SGS Geosol laboratory (“SGS”), in Vespasiano, Minas Gerais, a highly regarded analytical laboratory used by all major mining companies in Brazil. After description and sampling, these wells remained open for future audits, surrounded by a wire fence to prevent accidents with people and/or animals.

71

Figure 49: Map with location of sampled wells and registered excavations.

72

Figure 50: Photographs of the work performed in resampling of wells.

73

Chemical Analysis of Samples

In the chemical analysis stage, the fire assay method was used by SGS, resulting in the results presented in Table 1 below. Well 2 showed high levels in colluvium and saprolite with 4m at 5.0 gAu/t (simple average influenced by high content of sample AM36), a value of 0.70 gAu/t in the range of 7 to 8m depth, and additionally showed some anomalous values between 12 to 14m and 17 to 19m. The AM36 sample is noteworthy because it presented a gold content of 16,523 ppb; however, it should be noted that the gold grain in the region is coarse, and a nugget effect may occur.

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

Exploration Plan:

Given our current focus on critical minerals, we do not plan a continuation of the exploration campaign for this property within the next twelve months.

74

Maps of Our Additional Gold Properties

-55°0'0,000"
-54°30'0,000"
-54°0'0,000"
-9°30'0,000"
-10°0'0,000"
-10°30'0,000"
Novo Mundo
Guarantã do Norte
Matupá
867174/2019
Nova Guarita
Peixoto de Azevedo
867176/2019
867173/2019
Terra Nova do Norte
Colíder
Marcelândia
Nova Santa Helena
024 km
Itaúba
N
W
E
S
Coordinate System: SIRGAS 2000
Datum: SIRGAS 2000
Units: Degree
GOLD
Alta Floresta Project
0 500 1.000 km
0 200 400 km
Mineral Rights
Roads
Waterways
Municipality limit

Figure 51: Map of the Alta Floresta Project.

75

-60°30'0,000"
-60°0'0,000"
-7°0'0,000"
Borba
Manicoré
Novo Aripuanã
Apuí
880134/2016
880135/2016
880133/2016
0 2 4 km
N
W
E
S
Coordinate System: SIRGAS 2000
Datum: SIRGAS 2000
Units: Degree
GOLD
Apuí Project
0 500 1.000 km
0 200400 km
Mineral Rights
Roads
Waterways
Municipality limit
GAP-MR220125

Figure 52: Map of the Apui Project.

76

-48°0'0,000"
N
W
E
S
Coordinate System: SIRGAS 2000
Datum: SIRGAS 2000
Units: Degree
GOLD
Cavalcante Project
860479/2019
Minaçu
Cavalcante
0 500 1.000 km
0 200 400 km
0 2 4 km
-13°30'0,000"
Mineral Rights
Roads
Waterways
Municipality limit

Figure 53: Map of the Cavalcante Project.

77

-46°54'0,000"
-46°48'0,000"
-17°12'0,000"
-17°18'0,000"
831883/2016
Paracatu
0 1 2 km
N
W
E
S
Coordinate System: SIRGAS 2000
Datum: SIRGAS 2000
Units: Degree
GOLD
Paracatu Project
0 500 1.000 km
0 200 400 km
Mineral Rights
Roads
Waterways
Municipality limit

GPP-MR220125

Figure 54: Map of the Paracatu Project.

We have not implemented a formal exploration program to comply with Regulation S-K 1300, but we have engaged a qualified person for gold and a qualified person for quartzite, as such term is defined in Regulation S-K 1300, who works on both the Alpha Project and the Quartzite Project.

Future Production and Sales

We expect the demand for critical minerals to be facilitated by Brazil’s strong mining tradition and its substantial annual trade with China, the United States, and the European Union. We intend to utilize intermediaries for sales as to focus on our core competencies of exploration and extraction.

Raw Materials

We do not have any material dependence on any raw materials or raw material supplier. All of the raw materials that we need are available from numerous suppliers and at market-driven prices.

Dependence on Licenses, Commercial or Financial Contracts or New Manufacturing Methods

We depend on licensing at the federal, state, and local level to carry out its mining operations. Such licensing is standard in Brazil for any mining-related activity.

Government Regulation

Mining Regulation and Compliance

Mining regulation in Brazil is carried out by the mining department, a federal entity, and each state in Brazil has an office of this federal entity. For each mineral right that we own, we file any paperwork related to it in the office of the mining department in the state in which such mineral right is located. We believe that we maintain a good relationship with the mining department and that our methods of monitoring are adequate for our current needs.

The mining department normally inspects our operations once a year via an unannounced visit. We estimate that it costs us $25,000 to $50,000 annually to maintain compliance with various mining regulations.

Environmental Regulation and Compliance

Environmental regulation in Brazil is carried out by a state-level agency, which may have multiple offices, one for each region of the state. For each mineral right that we own, we file any paperwork related to it in the local office of the environmental agency that has the applicable geographical jurisdiction. We believe that we maintain a good relationship with the offices of the environmental agency and believe that our methods of monitoring are adequate for our current needs.

The environmental agency normally inspects our operations once every one or two years, which is the standard practice for companies in good standing. We estimate that it costs us $25,000 to $50,000 annually to maintain compliance with various environmental regulations.

Surface disturbance from any open pit mining performed by us is in full compliance with our mining plan as approved by the local regulatory agencies. We regularly restore areas that have been exploited by us. The current environmental regulations state that after all mining has ceased (however long that may take), there would still be five years of available time for any necessary recuperation to be performed. Our mining and recovery processing for quartzite and the upcoming operation of iron ore do not use any chemical products. Tests are conducted regularly and there are no records of groundwater or any other contamination that has occurred to date.

4.C Organizational Structure.

We are affiliated with Atlas Lithium, and our Founder, Chief Executive Officer and Chairman, Marc Fogassa, is also the Chief Executive Officer and Chairman of Atlas Lithium. As of February 20, 2025, Atlas Lithium and Mr. Fogassa owned 30.6% and 35.2% of our outstanding common stock, respectively. For more information, see “Item 7. Major Shareholders and Related Party Transactions.”

Our subsidiaries as of the date of this Annual Report on Form 20-F are set forth below:

Subsidiary Name	Country of Incorporation	Company Ownership Interest
Mineração Jupiter Ltda	Brazil	99.99%
Mineração Apollo Ltda	Brazil	100%
Mineração Duas Barras Ltda	Brazil	100%
RST Recursos Minerais Ltda	Brazil	100%

4.D Property, Plants and Equipment.

As of December 31, 2024, we had 9 different facilities in Brazil, as detailed below:

●	4 rural properties (1 owned by us and 3 leased) totaling approximately 132 hectares;
●	1 leased sample storage shed of approximately 180 square meters;
●	2 houses for employee accommodation totaling approximately 330 square meters;
●	1 office for operational facilities of 120 square meters; and
●	1 corporate office of 531 square meters.

For more information regarding our material properties, including maps and summaries of such properties, the book value of such properties, and descriptions of infrastructure, mineral rights, completed work and exploration plans, see “Item 4.B. Information on the Company—Business Overview.”

Item 4A. Unresolved Staff Comments.

Not applicable.

Item 5. Operating and Financial Review and Prospects.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the financial statements and the related notes and other information included elsewhere in Annual Report. This discussion contains forward-looking statements that are based on management’s current expectations, estimates and projections about our business and operations. Our actual results may differ materially from those currently anticipated and expressed in such forward-looking statements and as a result of the factors we describe under “Risk Factors” and elsewhere in this Annual Report. See “Special Note Regarding Forward-looking Statements” and “Risk Factors.” We undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future, other than as required by law.

The discussion and analysis of the financial condition and results of operations of certain items for the fiscal year ended December 31, 2022, and year-to-year comparison between fiscal year ended December 31, 2023, and December 31, 2022, that are not included in this Form 20-F can be found in “Item 5. Operating And Financial Review And Prospects” of our Form 20-F for the fiscal year ended December 31, 2023 filed with the SEC on March 12, 2024, which is incorporated by reference herein.

5.A Operating Results

Except as may be otherwise indicated, all dollar amounts are stated in U.S. dollars, our reporting currency. The following table sets out the exchange rates, based on the data from the website of Brazil’s “Banco Central” (an equivalent to the U.S. Federal Reserve), for the conversion of the Brazilian real (R$) currency into the United States dollar (US$), for the period from January 1, 2023, to December 31, 2023 and the period from January 1, 2024, to December 31, 2024. The average exchange rates are based on the average of the daily closing exchange rates during such periods:

	Average		High		Low		Close

Fiscal Year Ended 12/31/2024	R$	5.3905	R$	6.1991	R$	4.8543	R$	6.1923
Fiscal Year Ended 12/31/2023	R$	4.9953	R$	5.4459	R$	4.7202	R$	4.8413
Fiscal Year Ended 12/31/2022	R$	5.2284	R$	5.7042	R$	4.7378	R$	5.2177

The exchange rate on December 31, 2024, was R$6.1923 Brazilian reais per one U.S. dollar. The exchange rate on December 31, 2023, was R$4.8413 Brazilian reais per one U.S. dollar.

Year Ended December 31, 2024 compared to the Year ended December 31, 2023

After a trial mining period in the second half of 2023, we commenced ongoing operations at its quartzite quarry in 2024. Our gross margin of $265,694 was generated from the sales of 551 m3 of unprocessed blocks of quartzite and 905 m2 of processed slabs produced by our quartzite operation. By comparison, there was no gross margin generation in the year ended December 31, 2023.

Our operating expense is comprised primarily of stock-based compensation, general administrative expense, and other compensation related costs. Operating expense totaled $1,903,637 for the year ended December 31, 2024, compared to operating expense of $1,015,531 for the year ended December 31, 2023. The increase in operating expense of $888,106, or 87.45%, is primarily due to increased stock-based compensation to executives. During 2024, 1,593,508 equity instruments were issued to our executives (1,077,037 immediately vested and 516,471 vesting in 4 years) compared to 420,000 issued in 2023.

We incurred a net loss of $1,713,123 for the year ended December 31, 2024, an increase of 59.83% compared to $1,071,845 for the year ended December 31, 2023.

Net cash used in operating activities was $846,948 for the year ended December 31, 2024, compared to $862,695 used in operations during the year ended December 31, 2023, a reduction of $15,747. Main impacts can be explained by:

●	In 2024, generated $265,694 from gross profit of our quartzite operation and paid $18,887 in income taxes arising from its sales revenues, compared to nil in 2023;
●	Our quartzite operation produced $205,128 of inventories of blocks and slabs ready to be sold. Comparable to nil in 2023;
●	Receivables from blocks and slabs sales amounted to $62,066 on December 31, 2024, compared to nil in 2023;
●	Development of our quartzite operation and other activities increased general volume of our transactions. Compared to 2023, 2024 faced an increase of approximately $35,000 in payables net of expenses of the period;

Net cash used in investing activities was $153,718 for the year ended December 31, 2024, compared to $nil for the year ended December 31, 2023. Cash used in 2024 is predominantly explained by the acquisition of an excavator to be used in our quartzite operation, amounting to $133,424.

Net cash provided by financing activities was $1,312,416 for the year ended December 31, 2024, compared to $930,145 for the year ended December 31, 2023. The $382,271 (41.1%) increase derives from:

●	In 2024, issuance and sales of 3,009,162 shares of our common stock generated a $1,595,750 inflow, compared to issuance and sales of 506,480 shares generating a $291,600 inflow in 2023;
●	We received $638,545 of intercompany loans from its affiliate Mineração Apollo Ltda in 2023, compared to the repayment of $283,334 in intercompany loans in 2024.

5.B Liquidity and Capital Resources

As of December 31, 2024, we had total current assets of $663,422 and total current liabilities of $1,227,371 for a current ratio of 0.54 to 1.00 and negative working capital of $563,949 (important to highlight that current liabilities include an amount of $872,942 payable to Atlas Lithium, a related party). As of December 31, 2023 and 2022, we had total current assets of $96,432 and $25,438, respectively, and total current liabilities of $734,118 and $20,583, respectively, for a current ratio of 0.13 to 1.00 and negative working capital of $637,684 for the year ended December 31, 2023 and a current ratio of 1.23 to 1.0 and working capital of $4,855 for the year ended December 31, 2022. The variation of the working capital was primarily driven by the resources received from a loan provided by Mineração Apollo Ltd, a wholly owned subsidiary of Apollo Resources Corporation, an affiliate, in order to cover our expenditures with exploration of gold assets and execution of the trial quartzite mining activities.

During the year ended December 31, 2024, we funded operations primarily through the sale of equity securities ($1,595,750 in 2024), and cash generated by the quartzite operation (gross profit of $265,694 in 2024).

The consolidated financial statements have been prepared on a going concern basis. We have incurred losses since its inception resulting in an accumulated deficit of $10,136,978 as of December 31, 2024, and further losses are anticipated in the development of its business. We do not have sufficient cash to fund normal operations and meet debt obligations for the next 12 months without generating profits from our quartzite operation, deferring payment to certain current liabilities and/or raising additional funds. In order to continue to meet its fiscal obligations in the current fiscal year and beyond, we must seek additional financing, but there can be no assurances that we will be successful in these efforts. These factors raise substantial doubt about our ability to continue as a going concern. Its ability to continue as a going concern is dependent upon our ability to generate profitable returns in the future and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

5.C. Research & Development, Patents and Licenses

None.

5.D. Trend Information

Quartzite

Our Quartzite Project started its activities in 2023, with a trial mining period. In 2024, our quartzite operation generated gross revenues of $748,654 and gross margins of $265,694 or 35.49%. During 2024, our quartzite operation produced 610.09 cubic meters (m3) of quartzite blocks and 1,384.92 square meters (m2) of polished quartzite slabs, of which 946.49 m2 were from our own blocks and 438.43 m2 were from acquired third-party blocks destined only for slab production. During 2024, we sold 550.92 m3 of blocks and 893.63 m2 of polished slabs. As of December 31, 2024, our inventory was 147.99 m3 of blocks and 641.12 m2 of slabs.

Figure 55: Our quartzite quarry operation.

Figure 56: Finished quartzite slabs ready for commercialization.

Figure 57: Finished quartzite slabs ready for commercialization.

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

Going Concern

The consolidated financial statements have been prepared on a going concern basis which contemplates the realization of assets and the settlement of liabilities in the normal course of business. We have limited working capital, has incurred losses since its inception, and has not yet generated material revenues from the sale of its products or services. These factors create substantial doubt about our ability to continue as a going concern. The consolidated financial statements do not include any adjustment that might be necessary if we are unable to continue as a going concern.

Our ability to continue as a going concern is dependent on us generating cash from our operations, the sale of our stock and/or obtaining debt financing. During the year ended December 31, 2024, we funded operations primarily through the sale of equity securities ($1,595,750 in 2024), and cash generated by our quartzite operation (gross profit of $265,694 in 2024). For the next 12 months, Management intends to cover any operating losses by using existing cash and cash equivalents, generating cash flow from our quartzite operation and, if necessary, selling its equity securities and obtaining debt financing. There can be no assurance that we will be successful in these efforts.

Fair Value of Financial Instruments

We follow the guidance of Accounting Standards Codification (“ASC”) Topic 820 – Fair Value Measurement and Disclosure. Fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. The guidance also establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of us. Unobservable inputs are inputs that reflect our assumptions about the factors market participants would use in valuing the asset or liability. The guidance establishes three levels of inputs that may be used to measure fair value:

Level 1. Observable inputs such as quoted prices in active markets;

Level 2. Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and

Level 3. Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

As of December 31, 2024, we did not have any level 2 or 3 assets or liabilities.

Our financial instruments consist of cash and cash equivalents, accounts payable, and accrued expenses. The carrying amount of these financial instruments approximates fair value due to either length of maturity or interest rates that approximate prevailing market rates unless otherwise disclosed in these consolidated financial statements.

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

Mineral Properties

Costs of exploration, carrying and retaining unproven mineral lease properties are expensed as incurred. Mineral property acquisition costs, including licenses and lease payments, are capitalized. Impairment losses are recorded on mineral properties used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amount. We did not recognize any impairment losses related to mineral properties held during the years ended December 31, 2024, 2023 and 2022.

For intangible assets purchased in a business combination, the estimated fair values of the assets received are used to establish their recorded values. For intangible assets acquired in a non-monetary exchange, the estimated fair values of the assets transferred (or the estimated fair values of the assets received, if more clearly evident) are used to establish their recorded values, unless the values of neither the assets received nor the assets transferred are determinable within reasonable limits, in which case the assets received are measured based on the carrying values of the assets transferred. Valuation techniques consistent with the market approach, income approach and/or cost approach are used to measure fair value. These rights are held in perpetuity provided that we remain in compliance with various government regulations and industry requirements.

Impairment of Long-Lived Assets

For long-lived assets, such as property and equipment and intangible assets subject to amortization, we continually monitor events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, we assess the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future undiscounted cash flows is less than the carrying amount of those assets, we recognize an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell.

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

We utilize the Black-Scholes option-pricing model, which was developed for use in estimating the fair value of options. Option-pricing models require the input of highly complex and subjective variables including the expected life of options granted and the expected volatility of our stock price over a period equal to or greater than the expected life of the options. Because changes in the subjective assumptions can materially affect the estimated value of our employee stock options, it is management’s opinion that the Black-Scholes option-pricing model may not provide an accurate measure of the fair value of our employee stock options. Although the fair value of employee stock options is determined in accordance with ASC Topic 718 using an option-pricing model, that value may not be indicative of the fair value observed in a willing buyer/willing seller market transaction.

On June 20, 2018, the FASB issued ASU 2018-07 which simplifies the accounting for share-based payments granted to non-employees for goods and services. Under the ASU, most of the guidance on such payments to non-employees would be aligned with the requirements for share-based payments granted to employees.

Equity classified share-based payments for employees are fixed at the time of grant. Equity-classified non-employee share-based payment awards are measured at the grant date of the award which is the same as share-based payments for employees. We adopted the requirements of the new rule as of January 1, 2019, the effective date of the new guidance.

Foreign Currency

Our subsidiaries, MJL, MAL, MDB and RST, use their local currency (Brazilian Real) as their functional currency. Resulting translation gains or losses are recognized as a component of accumulated other comprehensive income. Transaction gains or losses related to balances denominated in a currency other than the functional currency are recognized in the consolidated statements of operations.

Item 6. Directors, Senior Management and Employees.

6.A. Directors and Senior Management.

Our officers and directors as of February 28, 2025, were as follows:

Name	Age	Position

Marc Fogassa	58	Chairman of the Board of Directors and Chief Executive Officer
Rodrigo Nazareth Menck	49	Chief Financial Officer and Treasurer
Joel de Paiva Monteiro, Esq.	35	Vice-President of Administration and Operations, Secretary and Director
Areli Nogueira da Silva Júnior	44	Vice-President, Mineral Exploration and Director
Brian W. Bernier	67	Vice-President, Corporate Development and Investor Relations
Agenor Narcisco Drumond de Cuculicchio, Esq.	52	Independent Director, and member of the Audit, the Compensation, and the Nominating and Governance Committees of the Board of Directors
Gabriel Santos Cordeiro de Andrade, Esq.	45	Independent Director, and member of the Audit, the Compensation, and the Nominating and Governance Committees of the Board of Directors

Executive officers are appointed by and serve at the pleasure of our Board of Directors. A biography of each director and officer follows.

Marc Fogassa is our Founder and has been our Chairman and Chief Executive Officer since July 2016. He has lengthy experience in executive management for mining projects, as well as in venture capital and capital markets, and has served on boards of directors of multiple private companies. Mr. Fogassa double majored at the Massachusetts Institute of Technology (M.I.T.), graduating with two Bachelor of Science degrees in 1990. He later graduated from the Harvard Medical School with a Doctor of Medicine degree in 1995, and also from the Harvard Business School with a Master in Business Administration degree in 1999. Mr. Fogassa was born in Brazil and is fluent in Portuguese and English. Mr. Fogassa is also the Chairman and Chief Executive Officer of Atlas Lithium Corporation (“Atlas Lithium”), a related party.

Rodrigo Menck was appointed our Chief Financial Officer in September 2024. Mr. Menck is currently a director of Atlas Lithium, a related party. Since September 2023 he has been an advisor to Atlas Lithium covering a range of topics, including operational readiness and interface with institutional investors. Previously, from January 2023 to July 2023, Mr. Menck was the Chief Financial Officer of Sigma Lithium Corp., a Canadian publicly listed company (“Sigma”). Between February 2019 and July 2022, Mr. Menck held the position of Senior Vice President of Finance & Group CFO at Nexa Resources SA, a NYSE and TSX listed company, controlled by the traditional Brazilian group Votorantim. From April 2016 to January 2019, he was the Global Treasurer at Nexa Resources. From January 2011 to March 2016, Mr. Menck was an Investment Director at the Odebrecht group in Brazil. From May 2008 to January 2011 Mr. Menck held positions at Braskem SA, a large Brazilian petrochemical company. From January 1996 to May 2008, Mr. Menck had a 12-year career in several Brazilian and international banks based in Brazil, such as BankBoston, Banco Francês e Brasileiro, WestLB, Citibank and BNP Paribas, holding several different positions such as Trader, Trade Finance Manager, Securitization Officer, Product Manager, DCM & Export Finance Structurer and Relationship Manager, while covering a variety of clients in a diverse range of segments in Brazil. Mr. Menck has a degree in Business Administration, and an MBA in Economics of the Financial Sector, both from the University of São Paulo in Brazil. Mr. Menck is fluent in Portuguese, English and Spanish and is a Certified CFO by the Brazilian Institute of Financial Executives in Brazil.

Joel de Paiva Monteiro, Esq., has served as our director since 2018. Mr. Monteiro has been a consultant to us since 2017 and became our Vice-President, Administration and Operations, in 2020. Previously he was a partner of the Brazilian law firm PRA Advogados - Pimenta da Rocha Andrade, with three offices and headquarters in Belo Horizonte, state of Minas Gerais. Mr. Monteiro has worked with all aspects of Brazilian business law, and has extensive experience in a wide range of areas from strategic business planning to litigation. His prior clients included large corporations in a variety of economic sectors in diverse states in Brazil. Mr. Monteiro has a law degree from the Milton Campos Faculty in Belo Horizonte, Brazil. Subsequently he achieved a post-graduate degree in Business and Civil Law from the Pontifical Catholic University of Minas Gerais. Mr. Monteiro is also an officer at Atlas Lithium, one of our shareholders, and an officer and a director of Apollo Resources.

Areli Nogueira da Silva Júnior has served as our director since 2019. Mr. da Silva Júnior has been a consultant to us since 2018 and became our Vice-President, Mineral Exploration, in 2021. He is the Founder and was the Chief Technical Officer of MineXplore, a consultancy focused on mineral rights in Brazil. Mr. da Silva Júnior has been a consultant geologist with GeoEspinhaço, a firm that undertakes geological studies in a variety of minerals across Brazil. Mr. da Silva Júnior has also been a college faculty member teaching geology. Previously, he worked at the Brazilian mining department and before that as a geologist at Usiminas Mineração. Mr. da Silva Júnior has a Master of Geology degree from the Federal University of Rio de Janeiro, and an undergraduate degree in Geological Engineering from the School of Mines of the Federal University of Ouro Preto, a premier and the oldest mining-focused college in Brazil. Mr. da Silva has been officer and consultant to Atlas Lithium and Apollo Resources.

Gabriel Santos Cordeiro de Andrade, Esq., has served as our director since 2024. Mr. Andrade has been the founder and lead partner of ARM Mentoria Jurídica, a law firm operating in all areas of business law and with offices in Belo Horizonte, the capital of the state of Minas Gerais in Brazil, and in Montes Claros, a large regional center northern Minas Gerais since 2019. Mr. Andrade is particularly involved as lead counsel in complex negotiations including mergers, spin-offs and real estate development operations. From 2007 to 2019, Mr. Andrade was a Partner at PRA Advogados, a law firm where he focused on the management and leadership of high-level legal operations, focusing on business and real estate law. He supervised complex real estate operations, including subdivisions and hotel projects. He was also responsible for the implementation of conciliation and arbitration practices, significantly reducing the time and cost of resolving disputes. Mr. Andrade graduated from Milton Campos Law School in Belo Horizonte with a law degree. He has a postgraduate degree in business law from Pontifical Catholic University of Minas Gerais in Belo Horizonte. Mr. Andrade is a member of our Audit Committee, Compensation Committee, and Nominating and Governance Committee.

Agenor Narcizo Drumond Cuculicchio, Esq., has served as our director since 2024. Mr. Cuculicchio has been a founding partner of Cuculicchio & Fontes Advogados Associados in Belo Horizonte, a law firm focusing on mining law, including guidance on the legal process to obtain mining titles, concessions, authorizations, and other licenses specific to the mining sector. In 2006, he began his legal activities in mining law, providing advice on mining regulation, due diligence, strategic consultancy, preparation and analysis of contracts and transactions involving mining rights and related to the exploration and use of mineral resources, assistance in the negotiation of mining securities, and defense in all types of administrative and judicial proceedings related to mining infractions. He is currently also dedicated to entrepreneurship in the mineral sector, including being a non-management shareholder in small local mining companies. Mr. Cuculicchio graduated from the Fundação Educacional Monsenhor Messias in Sete Lagoas, Minas Gerais, Brazil. He has a postgraduate degree in civil procedural law from the Elpídio Donizetti Institute in Belo Horizonte. Mr. Cuculicchio is a member of our Audit Committee, Compensation Committee, and Nominating and Governance Committee.

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

There are no family relationships between or among any of the persons listed above, and there are no arrangement or understanding between our directors any other person pursuant to which any of our directors have been appointed as a director.

6.B. Compensation.

We adopted an incentive plan (the “2016 Incentive Plan”) to compensate employees, directors, and consultants, and allow it to acquire and retain human talent.

Compensation of Named Executive Officers

This section discusses the material components of the executive compensation program in the fiscal year ended December 31, 2024, for our “named executive officers.” We have identified the following individuals as our named executive officers according to this definition:

Name	Position

Marc Fogassa	Chairman of the Board of Directors and Chief Executive Officer
Rodrigo Nazareth Menck	Chief Financial Officer and Treasurer
Joel de Paiva Monteiro, Esq.	Vice-President of Administration and Operations, Secretary and Director
Areli Nogueira da Silva Júnior	Vice-President, Mineral Exploration and Director
Brian W. Bernier	Vice-President, Corporate Development and Investor Relations

The primary objectives of our executive compensation programs are to attract and retain talented executives to effectively manage and lead us. The compensation packages for Atlas Lithium’s named executive officers generally include a base salary, an annual cash bonus and equity.

Summary Compensation Table

Name and Principal Position	Year Ended	Salary ($)	Bonus ($)	Option/RSU Awards ($) (1)		All Other Compensation ($)		Total ($)
Marc Fogassa	12/31/2024	145,890	-	572,254	(2)	-		718,145
Rodrigo Nazareth Menck	12/31/2024	60,000	-	1,656	(6)	-		61,656
Joel de Paiva Monteiro, Esq.	12/31/2024	-	-	82,000	(3)	-		82,000
Areli Nogueira da Silva Júnior	12/31/2024	75,447	-	-		-		75,447
Brian W. Bernier	12/31/2024	-	-	60,000	(4)	52,175	(5)	112,715

(1)	The amounts in this column reflect the aggregate grant date fair value of equity instruments granted in 2023 and 2022 to our Chief Executive Officer calculated in accordance with FASB ASC Topic 718. Please see Note 6 to the consolidated financial statements for the year ended December 31, 2024 contained in this report for the assumptions used in the calculation of grant date fair value pursuant to FASB ASC Topic 718.
(2)	Pursuant to the terms of Mr. Fogassa’s amended and restated employment agreement, is entitled to receive an annual compensation for each calendar year corresponding to 4% of the then issued and outstanding shares of our common stock ($432,317 in 2024). The remaining amount is related to salaries received in Shares.
(3)	Represents Mr. Monteiro’s base salary of $2,000 per month fully paid in shares. In 2024, we paid Mr. Monteiro amounts owed from August 2021 to December 2024.
(4)	Represents Mr. Bernier’s base salary of $2,500 per month fully paid in shares. In 2024, we paid Mr. Bernier amounts owed from January 2023 to December 2024.
(5)	Represents Mr. Brian W Bernier’s bonus relating to successful fund raisings obtained in 2024.
(6)	Mr. Menck received 50,000 restricted stock units (“RSUs”) of our common stock. The RSUs are vested 25% annually, starting in September 2024.

Non-executive directors

The following table sets forth a summary of compensation paid to non-executive directors for the fiscal year ended December 31, 2024. We do not sponsor a pension benefits plan, a non-qualified deferred compensation plan, or a non-equity incentive plan for directors; therefore, these columns have been omitted from the following table. No other or additional compensation for services were paid to any of the directors.

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)	Stock Awards ($)	Total ($)
Agenor Narcisco Drumond de Cuculicchio, Esq.(1)	5,301	$	$3,820	$9,121
Gabriel Santos Cordeiro de Andrade, Esq.(2)	5,301	$	$3,820	$9,121

(1)	Mr. Cuculicchio was appointed as a member of the Board of Directors in August, 2024.
(2)	Mr. Andrade was appointed as a member of the Board of Directors in August, 2024.

We do not set aside or accrue any amounts to provide pension, retirement or similar benefits to the directors and officers set forth above.

6.C. Board Practices.

Our business is managed by the directors who exercise all of our powers, subject to the Business Corporations Act of the Republic of the Marshall Islands, our Amended and Restated Articles of Incorporation (as amended, the “Articles of Incorporation”), our Amended and Restated Bylaws (the “Bylaws”), and any special resolution of the Board of Directors.

Our Board of Director is composed of five individuals, as described in Item 6.A. Four of our directors are not U.S. residents. The Board of Directors currently has three board committees: the Audit Committee, the Compensation Committee and the Nomination and Governance Committee. Except for Marc Fogassa, our Chairman, none of our directors’ service contracts us or any of our subsidiaries provide for benefits upon termination of employment.

We also had various consultants with specific expertise being utilized. Our Bylaws provide that each director shall be elected at the annual meeting of our shareholders, to serve until the next annual meeting and until a successor shall have been duly elected and qualified, except in the event of death, resignation, removal or earlier termination of term of office. For additional information about our directors’ terms of office, see “Item 6. Directors, Senior Management and Employees—Directors and Senior Management.”

6.D. Employees.

As of December 31, 2024, we had thirteen full time equivalent employees. As of December 31, 2023 and December 31, 2022, we had six and five full time equivalent employees, respectively.

6.E. Share Ownership.

The following table sets forth certain information as of February 20, 2025, regarding the beneficial ownership of our common stock by: each of our executive officers, each member of our board of directors and all officers and directors as a group. The number and percentage of our common stock beneficially owned by each person is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934 (the “Exchange Act”). The information contained in the table below is not necessarily indicative of beneficial ownership for any other purpose.

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

Name and Address of Officers and Directors (1)	Common stock		Series A Preferred stock			Combined voting power
	Number	%	Number		%	Number	%

Marc Fogassa	12,528,045	35.2%	1	(2)	100.0%	12,5,28,045	68.3%
Joel de Paiva Monteiro, Esq.	373,031	1.0%	-		0.0%	373,031	0.5%
Areli Nogueira da Silva Júnior	7,223	0.0%	-		0.0%	7,223	0.0%
Brian W. Bernier	310,455	0.9%	-		0.0%	310,455	0.4%
Rodrigo Nazareth Menck	-	0.0%	-		0.0%	-	0.0%
Agenor Narcisco Drumond de Cuculicchio, Esq.	23,398	0.1%	-		0.0%	23,398	0.0%
Gabriel Santos Cordeiro de Andrade, Esq.	23,398	0.1%	-		0.0%	23,398	0.0%
All Officers and Directors as a group (7 persons)	13,265,650	37.3%	1	(2)	100.0%	13,248,670	69.3%

(1)	The address for each officer and director is: c/o Atlas Critical Minerals Corporation, Rua Antonio de Albuquerque, 156, Suite 1720, Belo Horizonte, MG, 30.112-010, Brazil.

(2)	Mr. Fogassa has owned the only outstanding share of our Series A Convertible Preferred Stock (“Preferred A Stock”) since 2016. The Certificate of Designations, Preferences and Rights of our Preferred A Stock provides that for so long as Preferred A Stock is issued and outstanding, the holders of Preferred A Stock shall vote together as a single class with the holders of our common stock, with the holders of Preferred A Stock being entitled to 51% of the total votes on all matters regardless of the actual number of shares of Preferred A Stock then outstanding, and the holders of our common stock being entitled to their proportional share of the remaining 49% of the total votes based on their respective voting power. Mr. Fogassa is thus deemed to have voting control on all matters requiring a stockholder vote.

6.F Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation.

Not applicable.

Item 7. Major Shareholders and Related Party Transactions.

7.A.	Major Shareholders

The following table sets forth certain information as of February 20, 2025, regarding the beneficial ownership of our common stock by our major shareholders who beneficially own more than 5% of our voting securities. The number and percentage of our common stock beneficially owned by each person is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934 (the “Exchange Act”). The information contained in the table below is not necessarily indicative of beneficial ownership for any other purpose.

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

	Common stock			Series A Preferred stock			Combined voting power
Name and Address of Shareholder (1)	Number		%	Number		%	Number	%

Marc Fogassa	12,528,045	(2)	35.2%	1	(2)	100.0%	12,528,046	68.3%
Atlas Lithium Corporation	10,901,604		30.6%	-		0.0%	10,901,604	15.0%

(1)	The mailing address for each listed shareholder is c/o Atlas Critical Minerals Corporation, Rua Antônio de Albuquerque, 156, Suite 1720, Belo Horizonte, MG, 30112-010, Brazil.

(2)	Since 2016, Mr. Fogassa has owned the only outstanding share of our Series A Convertible Preferred Stock (“Preferred A Stock”). The Certificate of Designations, Preferences and Rights of our Preferred A Stock provides that for so long as Preferred A Stock is issued and outstanding, the holders of Preferred A Stock shall vote together as a single class with the holders of our common stock, with the holders of Preferred A Stock being entitled to 51% of the total votes on all matters regardless of the actual number of shares of Preferred A Stock then outstanding, and the holders of common stock being entitled to their proportional share of the remaining 49% of the total votes based on their respective voting power. Mr. Fogassa is thus deemed to have voting control on all matters requiring a stockholder vote.

Major Shareholders - Comparison to prior years

As of December 31, 2023 and December 31, 2022, Mr. Fogassa beneficially owned 2,965,702 and 2,940,831 shares of our common stock, representing 27.2% and 29.3% of our total shares then-outstanding, respectively.

As of December 31, 2023 and December 31, 2022, Atlas Lithium Corporation beneficially owned 2,652,584 and 2,331,884 shares of our common stock, representing 24.4% and 28.7% of our total shares then-outstanding, respectively.

Item 7.B. Related Party Transactions.

During 2024, we formally memorialized an agreement with Atlas Lithium, a related party, with respect to an intercompany loan facility between the parties. The loan facility bears annual interest at 6.5% and is payable in full in 5 years from its beginning. Currently, the Company owes $659,604 to Atlas Lithium.

On October 31, 2024, we entered into an agreement with Atlas Lítio do Brasil Ltda (an affiliate) to put in place a cost sharing agreement between the parties. The agreement was constructed to rationalize the use of resources from the Geology department between the parties. All shared costs are accrued for on a monthly basis and paid quarterly. Currently, we owe $34,255 to Atlas Lítio do Brasil Ltda;

See discussion about the Registration Rights Agreement with Atlas Lithium Corporation

On July 27, 2016, we entered into a Registration Rights Agreement with Atlas Lithium Corporation (f/k/a Brazil Minerals, Inc. (the “Registration Rights Agreement”).The Registration Rights Agreement provides that whenever we propose to register any of its securities under the Securities Act of 1933, as amended (the “Securities Act”) and the registration form to be used may be used for the registration and contemplated disposition of Registrable Securities (a “Piggyback Registration”), we will give prompt written notice to Atlas Lithium of its intention to effect such a registration so that such notice is received by Atlas Lithium at least twenty (20) days before the anticipated filing date. We will include in such registration all securities covered by the Registration Agreement (“Registrable Securities”) with respect to which we have received a written request for inclusion therein subject to any limitations on the number of shares that may be registered for resale that may be imposed by law, including positions of the staff of the SEC.

In connection with each Piggyback Registration, all of the expenses incurred in compliance with the aforesaid, including, without limitation, all registration and filing fees, printing expenses, fees and disbursements of our counsel and our blue sky fees and expenses will be paid by us and Atlas Lithium shall pay all of the underwriting discounts and selling commissions applicable to the sale of Registrable Securities and all fees and disbursements of counsel for Atlas Lithium attributable to the sale of its securities pursuant to the Piggyback Registration

Merger Agreement with Apollo Resources Corporation

On October 31, 2024, we entered an Agreement and Plan of Merger (the “Merger Agreement”) with Apollo Resources Corporation, pursuant to which Apollo Resources Corporation merged with and into us (the “Merger”), with us being the surviving entity of the Merger. The Merger was consummated on November 19, 2024 upon the satisfaction of waiver of the closing conditions to the Merger Agreement. For more information, see “Item 4.A. Information on the Company—History and Development of the Company.”

Option Agreement with Atlas Lithium Corporation

On December 18, 2024, we entered into the Option Agreement with Atlas Lithium, pursuant to which we acquired an option to acquire 100% of the equity interests of Brazil Minerals Resources Corporation, a wholly-owned subsidiary of Atlas Lithium Corporation. As consideration for the Option, we issued to Atlas Lithium 797,957 shares of our common stock, representing $500,000 divided by a value per share of $0.6266. For more information, see “Item 4.A. Information on the Company—History and Development of the Company.”

Amended and Restated Employment Agreement with Marc Fogassa

On June 26, 2024, we amended our employment agreement with Marc Fogassa for the Chief Executive Officer position, effective on July 1, 2024. Per agreement, Mr. Fogassa is entitled to receive monthly compensation of $25,000 to be paid in cash or in shares of our common stock and an annual incentive compensation equivalent to 4% of our outstanding common stock count as of January 1.

Item 7.C. Interests of Experts and Counsel.

Not applicable.

Item 8. Financial Information.

8.A. Consolidated Statements and Other Financial Information.

Our consolidated financial statements are stated in U.S. dollars (US$) and are prepared in accordance with United States Generally Accepted Accounting Principles (“GAAP”).

The financial statements as required under Item 18 of Form 20-F are attached hereto and found immediately following the text of this Annual Report. The audit report of Pipara & Co. LLP, our independent registered public accounting firm, is included herein immediately preceding the financial statements.

8.A.7. Legal/Arbitration Proceedings.

None that are material.

8.A.8. Policy on Dividend Distributions.

No dividends are intended to be declared or paid by us in the foreseeable future.

8.B. Significant Changes.

None

Item 9. The Offer and Listing.

Our common stock symbol is JUPGF and we are currently listed in OTCQB, a platform of OTC Markets.

Item 10. Additional Information.

10.A. Share Capital.

Not applicable.

10.B. Memorandum and Articles of Association.

Amended and Restated Articles of Incorporation

Article I, Section 2 of our Articles of Incorporation provides that our purpose is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the Marshall Islands Business Corporations Act.

Common Stock

Holders of our common stock are entitled to one vote per share in connection with the election of directors and all other matters submitted to a vote of shareholders. With respect to the common stock, our Articles of Incorporation and Bylaws place no restrictions on: (i) the payment of dividends, (ii) voting rights, (iii) rights to share in our profits, or (iv) rights to share in any surplus upon liquidation. Additionally, neither of our Articles of Incorporation or Bylaws contain (i) any redemption provisions with respect to the common stock, (ii) sinking fund provisions, (iii) liability to further capital calls by us, or (iv) discriminatory provisions against major shareholders. Dividends may be paid at the discretion of the Board of Directors at any regular or special meeting of the shareholders in the form of cash, stock, or other of our property.

Preferred Stock

The Board may, with respect to any series of preferred stock, fix by resolution or resolutions the designations and the powers, preferences and relative, participating, optional or other rights and qualifications, limitations or restrictions thereon, including, without limitation, (1) the designation of the series; (2) the number of shares in the series, which the Board of Directors may, except where otherwise provided in the Preferred Shares designation, increase or decrease, but not below the number of shares then outstanding; (3) whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series; (4) the dates at which dividends, if any, will be payable; (5) the redemption rights and price or prices, if any, for shares of the series; (6) the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series; (7) the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of the Corporation; (8) whether the shares of the series will be convertible into shares of any other class or series, or any other security, of the Corporation or any other corporation, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made; (9) conditions or restrictions on the issuance of shares of the same series or of any other class or series of the Preferred Shares; (10) the voting rights, if any, of the holders of the series; and (11) the rights to elect one or more directors of the Corporation. In case the number of shares of any series shall be decreased, the shares constituting such decrease shall resume the status of undesignated Preferred Shares.

Series A Preferred Stock

The holder of the single authorized and outstanding share of our Series A Preferred Stock is entitled to 51% of the total number of votes, voted together with the holders of our common stock as a single class, in connection with the election of directors and all other matters submitted to a vote of shareholders. The holder of our Series A Preferred Stock is not entitled to dividends, except that if a dividend is declared on our common stock, the holder of the Series A Preferred Stock shall participate in such dividend as if such Series A Preferred Stock had been converted into our common stock.

The holder of the Series A Preferred Stock is not entitled to any special redemption rights and there is no sinking fund provision with respect to outstanding shares of our Series A Preferred Stock. In the event of liquidation, the holder of Series A Preferred Stock shall not be entitled to a liquidation preference over the holders of common stock, but shall share pro rata in any sum owed to the holders of our common in connection with a liquidation event as if such Series A Preferred Stock had been converted into common stock.

The Series A Preferred Stock is convertible at any time, upon ten days’ notice to us, into one share of our common stock at the option of the Series A Preferred Stock holder.

For as long as there is one share of the Series A Preferred Stock outstanding, the holder of the Series A Preferred Stock shall be entitled to nominate one director to our Board of Directors. Since 2016, Marc Fogassa, our Founder, Chief Executive Officer, and Chairman has owned the only issued and outstanding share of Series A Preferred Stock.

Amended and Restated Bylaws

Our Bylaws provide that the annual meeting of the shareholder shall be on such day within or without the Marshall Islands as the Board of Directors may determine, for the purpose of electing directors and other business as may be properly brought to such meeting.

A special meeting of the shareholders can be called at any time by the Board of Directors, the Chairman, the President, or by shareholders owning not less than 25% of all the outstanding shares entitled to vote at such special meeting.

10.C. Material Contracts.

The following descriptions of the material provisions of the referenced agreements do not purport to be complete and are subject to and qualified in their entirety by reference to the agreements, which have been filed as exhibits to this report.

On October 31, 2024, we entered into the Merger Agreement with Apollo Resources Corporation, pursuant to which Apollo Resources Corporation merged with and into us, with us being the surviving entity of the Merger. The Merger was consummated on November 19, 2024.

On December 18, 2024, we entered into the Option Agreement with Atlas Lithium, pursuant to which we acquired an option to acquire 100% of the equity interests of Brazil Minerals Resources Corporation, a wholly-owned subsidiary of Atlas Lithium Corporation.

For additional information regarding the Registration Rights Agreement, the Option Agreement and the Merger Agreement, please see “Item 7.B Major Shareholders and Related Party Transactions—Related Party Transactions.”

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

10.F. Dividends and Paying Agents.

Not applicable.

10.G. Statement by Experts.

The disclosure of exploration results and resource estimates contained in this Annual Report is based on information and supporting documentation prepared by Volodymyr Myadzel, PhD and Orlando Garcia Rocha Filho, who ae qualified persons within the meaning of Item 1300 of Regulation S-K. Mr. Myadzel and Mr. Rocha consent to the use of such information in this Annual Report, in the form and context in which it has been presented herein.

Mr. Myadzel is  a Principal Geologist of VMG Consultoria e Soluções Ltda., located at Av. do Contorno, 2905, Suite 406, Belo Horizonte, MG 30110-915, Brazil. He graduated with a degree in Geology from Kryvyi Rih National University, Kryvyi Rih, Ukraine in 1999. In addition, he obtained a PhD in Geology from Kryvyi Rih National University, Kryvyi Rih, Ukraine in 2004. He is Member #3974 of the Australasian Institute of Geoscientists. Mr. Myadzel has been working as a Geologist for a total of 26 years since graduation from university. His relevant experience includes modeling and resource and reserve estimation of deposits, prospecting and surveying, geological mapping, mineralogy and petrology of metamorphic rocks and ore deposits, and in particular iron deposits.

Mr. Rocha  is a Principal Geologist at RCS Geologia e Meio Ambiente Ltda, located at Rua João Mota, nº 372, Suite 301, Centro, Santa Bárbara, MG 35.960-000, Brazil, since 2011. He graduated in Geology from the Federal University of Rio Grande do Norte, Brazil in 1992. He is Member #20708 of the Geological Association of Canada. He is Member # 3484D/MG of CREA (Regional Council of Engineering and Agronomy) of the state of Minas Gerais in Brazil. Mr. Rocha has been actively working as a Geologist for 32 years. His relevant experience includes modeling and estimating resource and deposit reserves, prospecting and surveying, geological mapping, mineralogy and petrology of metamorphic rocks and ore deposits, particularly of iron ore deposits.

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

10.I. Subsidiary Information.

Not applicable.

10.J. Annual Report to Securities Holders

Not applicable.

Item 11. Quantitative and Qualitative Disclosure about Market Risk.

Foreign Exchange Risk

We are subject to risk brought about by the possibility of a significant change in the rate of exchange of the U.S. dollar for the Brazilian real.

Interest Rate Risk

None; as of the date of this Annual Report, we had no floating rate indebtedness.

Item 12. Description of Securities Other than Equity Securities.

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

None material.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not applicable.

Item 15. Controls and Procedures.

(a) Disclosure Controls And Procedures

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

As described in section 4.A. History and Development of the Company, in November 2024 the Company entered into an agreement through which Apollo Resources Corporation was merger with and into the Company. The evaluation of the design, operation, and effectiveness of our disclosure controls and procedures described above does not include the acquired entity “Management’s Report on Internal Control over Financial Reporting and Certification of Disclosure Controls in Exchange Act Periodic Reports — Frequently Asked Questions (revised Sept. 24, 2007),” issued by the Office of the Chief Accountant and the Division of Corporation Finance

(b) Management’s Report On Internal Control Over Financial Reporting

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

Our management performed an assessment of the effectiveness of our internal control over financial reporting at December 31, 2024, utilizing the criteria described in the “Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. The objective of this assessment was to determine whether our internal control over financial reporting was effective on December 31, 2024.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis. In our assessment of the effectiveness of internal control over financial reporting on December 31, 2024, we did not identify any material weaknesses.

Based on the management’s assessment, we have concluded that our internal control over financial reporting was effective on December 31, 2024.

(c) Attestation Report of the Registered Public Accounting Firm.

Not appliable.

(d) Changes In Internal Control Over Financial Reporting.

There have been no changes in our internal control over financial reporting during the year ended December 31, 2024, which have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. Reserved

16A. Audit Committee Financial Expert

Our Audit Committee is comprised of two independent directors: Agenor Narciso Drumond de Cuculicchio, Esq. and Gabriel Santos Cordeiro de Andrade, Esq. Mr. Andrade qualifies as our “audit committee financial expert”.

Item 16B. Code of Ethics.

We have adopted a code of ethics to apply to all of our directors, officers, and employees.

Item 16C. Principal Accountant Fees and Services.

Pipara & Co. LLP has served as our independent registered public accounting firm for our financial statements as of December 31, 2024 and has audited our fiscal years ended December 31, 2023 and 2022. This firm billed the following fees to us for professional services related to such date and periods:

	2024	2023	2022
Audit Fees	$46,500	22,000	8,100
Audit-Related Fees	—	—	—
Tax Fees	—	—	—
All Other Fees	—	—	—
Total	$46,500	22,000	8,100

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

None.

Item 16F. Change in Registrant’s Certifying Accountant.

Dismissal of BF Borgers CPA PC (“Borgers”)

On May 9, 2024, our Board of Directors unanimously voted to dismiss BF Borgers CPA PC as our independent registered public accountant following the SEC’s order instituting settled administrative and cease-and-desist proceedings against Borgers and its sole audit partner, Benjamin F. Borgers CPA, permanently barring Mr. Borgers and Borgers (collectively, “BF Borgers”) from appearing or practicing before the Commission as an accountant.

BF Borgers’ reports on our financial statements as of and for the fiscal years ended December 31, 2023 and December 31, 2022 did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the fiscal years ended December 31, 2023 and December 31, 2022, and through May 9, 2024 (the date of BF Borgers’ dismissal), there were no disagreements with BF Borgers on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which if not resolved to BF Borgers’ satisfaction would have caused it to make reference thereto in connection with its reports on the financial statements for such year. During the fiscal years ended December 31, 2023, and December 31, 2022, and through May 9, 2024, there were no events of the type described in 16F(a)(1)(v) of Form 20-F.

Engagement of Pipara & Co. LLP

On May 18, 2024, our Board of Directors unanimously approved the engagement of Pipara as our independent registered public accounting firm for the fiscal year ending December 31, 2024. The engagement letter with Pipara was signed on May 21, 2024.

During the two most recent fiscal years and in the subsequent interim period through May 21, 2024, neither us nor anyone on our behalf has consulted with Pipara with respect to (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that would have been rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us that Pipara concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue; (ii) any matter that was the subject of a disagreement within the meaning of Item 304(a)(1)(iv) of Regulation S-K; or (iii) any “reportable event” within the meaning of Item 304(a)(1)(v) of Regulation S-K.

Item 16G. Corporate Governance.

Not applicable.

Item 16H. Mine Safety Disclosure.

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

Item 16J. Insider Trading Policies.

We have adopted an insider trading policy.

Item 16K. Cybersecurity.

As an exploration stage company, we have limited operations and our business activity to date has been identifying, acquiring, and exploring mineral properties. As such, we have not yet adopted formal cybersecurity risk management programs or formal processes for assessing cybersecurity risks. We understand the importance of managing material risks from cybersecurity threats and are committed, as part of our continuing growth, to implementing and maintaining an adequate information security program to manage such risks and safeguard our systems and data.

We currently manage our cybersecurity risk through a variety of practices that are applicable to all users of our information technology and information assets, including our employees and contractors. We use a combination of technology, policies, training, and monitoring to promote security awareness and prevent security incidents.

Due to the early stage of development of our projects, we believe we have limited exposure to cyber threats other than emails and project data storage. Financial transactions are enabled through well-stablished financial institutions and accounting and employee information storage are outsourced to an external accounting firm.

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

Item 18. Financial Statements.

The financial statements required by this item are found at the end of this annual report, beginning on page F-1.

Item 19. Exhibits.

Exhibit Number	Description of Exhibit

1.1	Amended and Restated Articles of Incorporation of the Company (Incorporated by reference to Exhibit 1.1 to the Company’s Report on Form 6-K, filed with the SEC on November 22, 2024)

1.2	Articles of Amendment, dated as of November 19, 2024, to the Amended and Restated Articles of Incorporation of the Company*

1.3	Certificate of Correction, dated as of January 27, 2025, to Articles of Amendment of the Company*

1.4	Amended and Restated Bylaws of the Company (Incorporated by reference to Exhibit 1.2 of the Company’s Report on Form 6-K, filed with the SEC on November 22, 2024)

2.1	Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock of the Company (Incorporated by reference to Exhibit 1.4 to the Registration Statement on Form F-1, filed with the SEC on December 1, 2016)

3.1	Registration Rights Agreement, dated as of July 27, 2016, by and between the Company and Atlas Lithium Corporation (f/k/a Brazil Minerals, Inc.) (Incorporated by reference to Exhibit 10.2 to the Registration Statement on Form F-1, filed with the SEC on December 1, 2016)

4.1

Agreement and Plan of Merger, dated as of October 31, 2024, by and between Jupiter Gold Corporation and Apollo Resources Corporation (Incorporated by reference to Exhibit 4.1 to the Company’s Report on Form 6-K, filed with the SEC on November 6, 2024)

4.2	Option Agreement, dated as of December 18, 2024, between Jupiter Gold Corporation and Atlas Lithium Corporation.*

4.3	Jupiter Gold Corporation 2016 Incentive Plan (Incorporated by reference to Exhibit 10.7 of the Company’s Registration Statement on Form F-1, filed with the SEC on December 1, 2016)

8.1	List of subsidiaries of Atlas Critical Minerals Corporation*

11.1	Code of Ethics*

12.1	Certification of the Company’s Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”)*

12.2	Certification of the Company’s Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act*

13.1	Certification of the Company’s Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act**

13.2	Certification of the Company’s Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act**

15.1	Consent of Pipara & Co LLP – Auditor’s report for the consolidated financial statements for the year ended December 31, 2024 – Atlas Critical Minerals Corporation

15.2	Consent of Pipara & Co LLP – Auditor’s report for the consolidated financial statements for the year ended December 31, 2023 – Apollo Resources Corporation

15.3	Consent of Qualified Person for Technical Report Summary regarding the Rio Piracicaba Project - Volodymyr Myadzel

15.4	Consent of Qualified Person for Technical Report Summary regarding the Rio Piracicaba Project – Orlando Garcia Rocha Filho

96.1	Technical Report Summary regarding the Rio Piracicaba Project, dated as of March 30, 2022*

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document Section 1350

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*Filed herewith.

** Furnished herewith.

*** Previously filed with the SEC on April 5, 2022 by Atlas Lithium prior to the Company’s acquisition of Apollo Resources from Atlas Lithium.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ATLAS CRITICAL MINERALS CORPORATION
(Registrant)

/s/ Marc Fogassa
By:	Marc Fogassa
Title:	Chief Executive Officer

ATLAS CRITICAL MINERALS CORPORATION

FINANCIAL STATEMENTS

December 31, 2024 and 2023

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Atlas Critical Minerals Corporation (ATCX)

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Atlas Critical Minerals Corporation (ATCX) and its subsidiaries (the ‘Company’) as of December 31, 2024, and 2023, the related statements of income, changes in stockholders’ equity, and cash flows for each of the two years in the period ended December 31, 2024, and the related notes (collectively referred to as the “Consolidated financial statements”). In our opinion, based on our audit, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Company’s Ability to Continue as a Going Concern

The Company suffered losses from operations in CY 2024, and CY 2023, and has an accumulated deficiency in the period ended December 31, 2024, and 2023, that raises substantial doubt about its ability to continue as a going concern. As discussed in Note 1 to the financial statements, the accompanying financial statements have been prepared on a going-concern basis. Management’s plans with regards to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Determination of accounting in an assets acquisition transaction.

As discussed in note 2 to the consolidated financial statement, On November 19, 2024, Jupiter Gold Corporation acquired the assets of Apollo Resource Corporation. Following the acquisition, Jupiter Gold Corporation was renamed to Atlas Critical Mineral Corporation. The transaction was accounted for as an asset acquisition between entities under common control in accordance with ASC 805.

We identified the company’s determination of the asset acquisition as a Critical Audit Matter due to the significant judgment and estimation involved in valuing the acquired assets and liabilities and assessing whether the transaction qualified as a common control transaction.

The primary procedures we performed to address this critical audit matter included:

1.	Our audit procedures for this Critical Audit Matter included reviewing the relevant clauses of the agreement to evaluate the accounting treatment of the transaction under US GAAP, assessing the fair value of acquired assets estimated by management’s third-party valuation specialist to determine the appropriateness of asset acquisition accounting, verifying the voting rights held by management to confirm the transaction qualified as a common control transaction, and reviewing the transfer of assets to and its accounting at historical value, in accordance with ASC 805-50
2.	Evaluating the appropriateness of disclosures in the financial statements is in accordance with ASC 805-50 for Acquisition of Assets in Note 2 to the consolidated financial statement.

/s/Pipara & Co LLP

For, Pipara & Co LLP (6841)

We have served as the Company’s auditor since 2024

Place: Ahmedabad, India

Date: February 27, 2025

ATLAS CRITICAL MINERALS CORPORATION

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,	December 31,
	2024	2023	2022

ASSETS
Current assets:
Cash and cash equivalents	$396,216	$92,813	$25,438
Trade Receivable	$47,682	-	-
Taxes recoverable	$26	-	-
Inventories	$171,726	-	$-
Other current assets	$47,772	$3,621	-
Total current assets	$663,422	$96,434	$25,438
Property and equipment, net	1,717,488	320,700	$41,929
Intangible assets, net	-	-	$11,499
Total assets	$2,380,910	$417,134	$78,866

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$346,346	$59,009	$20,583
Related party transactions	$872,942	$674,461	$-
Other current liabilities	$8,083	$648	$-
Total current liabilities	$1,227,371	$734,118	$20,583

Non Current liabilities:
Other non-current liabilities	$33,961	$4,729	-
Total non-current liabilities	$33,961	$4,729	-

Total liabilities	$1,261,332	$738,847	$20,583

Stockholders’ equity:
Series A preferred stock, $0,001 par value, 10,000,000 shares authorized; 1 share issued and outstanding	-	-	-

Common stock, $0,001 par value, 190,000,000 shares authorized; 33,336,729, 9,674,497 and 8,118,737 shares issued and outstanding as of December 31, 2024, 2023 and 2022, respectively	33,337	9,674	8,118

Additional paid-in capital	10,901,133	3,935,287	3,209,505
Accumulated other comprehensive loss	(669,350)	(66,366)	(30,877)
Accumulated deficit	(9,145,542)	(4,200,308)	(3,128,463)
Total stockholders’ equity	1,119,578	(321,713)	58,283
Total liabilities and stockholders’ equity	2,380,910	417,134	78,866

The accompanying notes are an integral part of the consolidated financial statements.

ATLAS CRITICAL MINERALS CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,
	2024	2023	2022

Gross revenues	$748,654	$-	$-
Sales deductions	$(81,523)	$-	$-
Net revenue	$667,131	$-	$-
Cost of revenue	$(401,437)	$-	$-
Gross profit	$265,694	$-	$-
Operating expenses:
General and administrative	$(1,054,124)	$(900,493)	$(553,235)
Stock based compensation	$(849,513)	$(115,038)	$(104,140)
Total operating expenses	$(1,903,637)	$(1,015,531)	$(657,375)
Loss from operations	$(1,637,943)	$(1,015,531)	$(657,375)
Other (expense) income:
Finance results	$(31,716)	$(930)
Other income (expense)	$(24,577)	$(55,384)	$-
Other income (expense)	$(56,293)	$(56,314)	$-
Loss before income taxes	$(1,694,236)	$(1,071,845)	$(657,375)
Income taxes	$(18,887)	$-	$-
Net loss	$(1,713,123)	$(1,071,845)	$(657,375)

Basic and diluted loss per share
Net loss per share	$(0.13)	$(0.12)	$(0.08)

Weighted-average number of common shares outstanding:
Basic and diluted	13,447,169	9,029,706	8,118,737

Comprehensive loss:
Net loss	$(1,713,123)	$(1,071,845)	$(657,375)
Foreign currency translation adjustment	$(63,575)	$(35,489)	$(6,950)
Comprehensive loss	$(1,776,698)	$(1,107,334)	$(664,325)

The accompanying notes are an integral part of the consolidated financial statements.

ATLAS CRITICAL MINERALS CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

						Accumulated
	Series A Preferred Stock		Common Stock		Additional Paid-in	Other Comprehensive	Accumulated	Total Stockholders’
	Shares	Value	Shares	Value	Capital	Income (Loss)	Deficit	Equity
Balance, December 31, 2021	1	$-	6,148,212	$6,148	$2,604,701	$(23,927)	$(2,471,088)	$115,834

Issuance of common stock in connection with sales made under private offerings	-	-	1,853,626	$1,853	$488,022	$-	$-	$489,875
Stock based compensation	-	-	116,899	$117	$116,782	$-	$-	$116,899
Change in foreign currency translation	-	-	-	$-	$-	$(6,950)	$-	$(6,950)
Net income (loss)	-	-	-	$-	$-	$-	$(657,375)	$(657,375)

Balance, December 31, 2022	1	$-	8,118,737	$8,118	$3,209,505	$(30,877)	$(3,128,463)	$58,283

Issuance of common stock in connection with sales made under private offerings	-	-	827,180	$827	$611,473	$-	$-	$612,300
Stock based compensation	-	-	728,580	$729	$114,309	$-	$-	$115,038
Change in foreign currency translation	-	-	-	$-	$-	$(35,489)	$-	$(35,489)
Net income (loss)	-	-	-	$-	$-	$-	$(1,071,845)	$(1,071,845)

Balance, December 31, 2023	1	$-	9,674,497	$9,674	$3,935,287	$(66,366)	$(4,200,308)	$(321,713)
Issuance of common stock in connection with sales made under private offerings	-	-	3,009,162	3,009	1,579,241	-	-	1,582,250
Effects of the merger with Apollo Resources Corp.	-	-	18,472,093	18,472	4,525,774	(539,409)	(3,232,111)	772,726
Stock based compensation	-	-	2,180,977	2,182	860,831	-	-	863,013
Change in foreign currency translation	-	-	-	-	-	(63,575)	-	(63,575)
Net income (loss)	-	-	-	-	-	-	(1,713,123)	(1,713,123)

Balance, December 31, 2024	1	-	33,336,729	33,337	10,901,133	(669,350)	(9,145,542)	1,119,578

The accompanying notes are an integral part of the consolidated financial statements.

ATLAS CRITICAL MINERALS CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,
	2024	2023	2022

Cash flows from operating activities of continuing operations:
Net loss	$(1,713,123)	$(1,071,845)	$(657,375)
Adjustments to reconcile net loss to cash used in operating activities:
Stock based compensation and services	$849,513	$115,038	$104,140
Provisions for Contingencies	$16,770	$-	$-
Depreciation and amortization	$206	$-	$12,997
Impairment losses	$-	$56,536
Gain/loss in foreign exchange transactions	$(698)
Changes in operating assets and liabilities:
Accounts payable	$305,214	$41,141	$6,165
Income taxes, net	$(18,887)	$-	$-
Inventories	$(205,128)	-	-
Trade receivable and other assets	$(80,815)	$(3,566)	$-
Net cash used in operating activities	$(846,948)	$(862,696)	$(534,073)

Cash flows from investing activities:
Cash received from the merger transaction	$2,857
Acquisition of capital assets	$(156,575)	$-	$(10,525)
Net cash used in investing activities	$(153,718)	$-	$(10,525)

Cash flows from financing activities:
Related party	$(283,334)	$638,545	$85,203
Net proceeds from sale of common stock	$1,595,750	$291,600	$489,875
Net cash provided by financing activities	$1,312,416	$930,145	$575,078

Effect of exchange rates on cash and cash equivalents	$(8,347)	$(74)	$(5,891)
Net increase in cash and cash equivalents	$303,403	$67,375	$24,589
Cash and cash equivalents at beginning of period	$92,813	$25,438	$849
Cash and cash equivalents at end of period	$396,216	$92,813	$25,438

The non-cash impacts of the merger with Apollo did not impact the cash flow statement. Please refer to note 2 for the details of the balances merged into the Company’s financial statements.

The accompanying notes are an integral part of the consolidated financial statements.

ATLAS CRITICAL MINERALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION, BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business

On July 27, 2016, Atlas Critical Minerals Corporation (“Atlas Critical Minerals”) was incorporated as Jupiter Gold Corporation (“Jupiter Gold”) under the laws of the Republic of the Marshall Islands. Concurrently, Atlas Lithium Corporation (“Atlas Lithium”), a Nevada corporation, exchanged its 99.99% ownership in Mineração Jupiter Ltda (“MJL”), a Brazilian company, for 4,000,000 shares of Jupiter Gold’s common stock. Atlas Lithium held an approximate 32.70% interest in the Company as of December 31, 2024. The Company trades on the OTC Markets (OTCQB) under the symbol JUPGF.

On November 6, 2024, the Company and Apollo Resources Corporation, a Republic of the Marshall Islands corporation (“Apollo”), entered into an Agreement and Plan of Merger, which provided for, among other things, the merger of Apollo with and into the Company (the “Merger”), with the Company continuing its corporate existence as the surviving corporation. Prior to the Merger, Apollo Resources was 44.66% owned by Atlas Lithium and 39.87% owned by Marc Fogassa, our Chief Executive Officer and Chairman.

On November 19, 2024, following satisfaction and/or waiver of the closing conditions in the Merger Agreement, including (i) approval of the transactions contemplated under the Merger Agreement by the requisite vote of the shareholders of Jupiter Gold and Apollo, respectively, (ii) Apollo delivering letters of transmittal to the Company completed and executed by Participating Securityholders (as defined in the Merger Agreement) holding at least 95% of the Outstanding Apollo Securities (as defined in the Merger Agreement), which included a waiver of their appraisal or dissenters’ rights under the Marshall Islands Business Corporations Act (the “BCA”), and (iii) each of the Company and Apollo having performed or complied in all material respects with all agreements and covenants required by the Merger Agreement on or prior to the Effective Time (as defined in the Merger Agreement), the Merger was consummated and Apollo merged with and into the Company.

In connection with the consummation of the Merger, each share of Outstanding Apollo Securities was cancelled and converted into 6.62 shares of the Company’s common stock. In lieu of issuing fractional shares, Apollo shareholders received the nearest whole share of the Company’s common stock, rounding up any decimal amount of shares equal to or greater than 0.5. Following the Effective Time, the holders of Outstanding Apollo Securities right before the Effective Time, beneficially owned 59.40% of the Company’s outstanding securities.

Following the Merger, the previously subsidiaries of Apollo became subsidiaries of the Company. After the merger, the Company’s subsidiaries include the previously held MJL and the acquired through the Merger Mineração Apollo Ltda (“MAL”), Mineração Duas Barras (“MDB”) and RST Recursos Minerais (“RST”), each organized under the laws of Brazil and wholly owned by the Company.

On December 20, 2024, the Articles of Incorporation of the Company were amended to change the name of the Company to Atlas Critical Minerals Corporation. This name change was carried out to reflect a broader focus of the Company following its merger with Apollo Resources Corporation.

The Company’s mineral properties are in exploration or pre-exploration phases except for the following:

●	Rio Piracicaba Iron ore mineral right: located in Rio Piracicaba, in the ore quadrangle in Minas Gerais State, this mining right is fully permitted for an open pit mine operation and a dry processing facility. The Company plans to start mining operations in the mining right in 2025.

●	Quartzite: the deposit is also located in Minas Gerais. In 2024, full mining operations were started, producing and selling quartzite blocks and beneficiated slabs to clients in Brazil and abroad. Net revenues generated during the year amounted to $667,131.

Basis of Presentation

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles (“GAAP”) of the United States of America and are expressed in United States dollars. For the years ended December 31, 2024, 2023 and 2022, the consolidated financial statements include the accounts of the Company, its 99.99% owned subsidiary, Mineração Jupiter Ltda and the 100% owned subsidiaries Mineração Apollo Ltda, Mineração Duas Barras Ltda and RST Recursos Minerais Ltda.

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

The ability of the Company to continue as a going concern is dependent on the Company generating cash from its operations, the sale of its stock and/or obtaining debt financing. During the year ended December 31, 2024, the Company funded operations primarily through the sale of equity securities ($1,595,750 in 2024), and cash generated by our quartzite operation (gross profit of $265,694 in 2024). For the next 12 months, management intends to cover any operating losses by using existing cash and cash equivalents, generating cash flow from our quartzite operations and, if necessary, selling its equity securities and obtaining debt financing. There can be no assurance the Company will be successful in these efforts.

Fair Value of Financial Instruments

The Company follows the guidance of Accounting Standards Codification (“ASC”) Topic 820 – Fair Value Measurement and Disclosure. Fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. The guidance also establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors market participants would use in valuing the asset or liability. The guidance establishes three levels of inputs that may be used to measure fair value:

Level 1. Observable inputs such as quoted prices in active markets;

Level 2. Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and

Level 3. Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

As of December 31, 2024, the Company did not have any level 2 or 3 assets or liabilities.

the Company’s financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses. The carrying amount of these financial instruments approximates fair value due to either length of maturity or interest rates that approximate prevailing market rates unless otherwise disclosed in these consolidated financial statements.

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents to the extent that the funds are not being held for investment purposes. Funds held in Brazilian banks are insured up to 250,000 Brazilian Real (approximately $40,373 based on the December 31, 2024 exchange rate).

Trade Receivable

Trade receivables represent amounts to be received from clients due to the sale of quartzite products. The Company recognizes it following revenue recognition when control of the product is transferred to customers and the company has an unconditional right to receive payment for it.

Initial recognition is made at fair value, which usually corresponds to the price of the transaction (invoice), and subsequently assessed to determine the recoverability of the amounts in every balance sheet date.

Inventories

The Company values its inventories in accordance with ASC 330 - Inventory, which requires that inventories be valued at the lower of cost or market. The cost of inventories is determined using the weighted average cost method.

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

The diamond and gold processing plant, facilities and other machinery are depreciated over an estimated useful life of ten years; vehicles are depreciated over an estimated life of five years; and computer and other office equipment over an estimated useful life of three years.

Mineral Properties

Costs of exploration, carrying and retaining unproven mineral lease properties are expensed as incurred. Mineral property acquisition costs, including licenses and lease payments, are capitalized. Impairment losses are recorded on mineral properties used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amount. The Company did not recognize any impairment losses related to mineral properties held during the years ended December 31, 2024, 2023 and 2022.

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

Mineral properties are amortized throughout the life of the property based on an units-of-production method.

Revenue recognition

Revenues from sales are recognized when control of the product is transferred to customers, in accordance with the INCOTERMS involved in each sales contract. Following ASC 606, the Company follows the 5-step model in order to recognize revenue in accordance with the core principle.

Impairment of Long-Lived Assets

For long-lived assets, such as property and equipment and intangible assets subject to amortization, the Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future undiscounted cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell.

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

Foreign Currency

The Company’s subsidiaries, MJL, MAL, MDB, and RST, use their local currency (Brazilian Real) as their functional currency. Resulting translation gains or losses are recognized as a component of accumulated other comprehensive income. Transaction gains or losses related to balances denominated in a currency other than the functional currency are recognized in the consolidated statements of operations.

Basic Earnings (Loss) Per Share

The Company computes loss per share in accordance with ASC Topic 260, Earnings per Share, which requires presentation of both basic and diluted earnings per share on the face of the statement of operations. Basic loss per share is computed by dividing net loss available to common shareholders by the weighted average number of outstanding common shares during the period. Diluted loss per share gives effect to all dilutive potential common shares outstanding during the period. As of December 31, 2024, the Company’s potentially dilutive securities relate to common stock issuable in connection with options. Diluted EPS excludes all dilutive potential shares if their effect is anti-dilutive.

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

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, amending reportable segment disclosure requirements to include disclosure of incremental segment information on an annual and interim basis. Among the disclosure enhancements are new disclosures regarding significant segment expenses that are regularly provided to the chief operating decision-maker and included within each reported measure of segment profit or loss, as well as other segment items bridging segment revenue to each reported measure of segment profit or loss. The amendments in ASU 2023-07 are effective for fiscal years beginning after December 15, 2023, and for interim periods within fiscal years beginning after December 15, 2024, and are applied retrospectively. Early adoption is permitted. Management does not expect this new guidance to have any impacts on the Company’s consolidated financial statements.

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

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. The amendments in this Update require disclosure, in the notes to financial statements, of specified information about certain costs and expenses. The amendments in this Update are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company will analyse the impacts of this Update in the upcoming years and anticipate that it will not adopt the Update early.

In November 2024, the FASB issued ASU 2024-04, Debt—Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments. The Board issued this Update to improve the relevance and consistency in application of the induced conversion guidance in Subtopic 470-20, Debt— Debt with Conversion and Other Options. The amendments in this Update clarify the requirements for determining whether certain settlements of convertible debt instruments should be accounted for as an induced conversion. The amendments in this Update are effective for all entities for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted for all entities that have adopted the amendments in Update 2020-06. Management does not expect this new guidance to have any impacts on the Company’s consolidated financial statements.

NOTE 2 – ACCOUNTING IMPACTS ARISING FROM THE MERGER WITH APOLLO

As discussed in Note 1, Organization and Description of Business, on November 19, 2024, the Company consummated a merger transaction through which Apollo Resources Corporation (“Apollo”), an entity under the same control of the Company, was merged with and into the Company. Such a transfer of net assets between entities under the control of the same parent is referred to under US GAAP as a common-control transaction.

The growing demand for critical minerals needed for clean energy technologies and high-tech applications presents significant long-term opportunities. The Company’s goal is to become a leading critical mineral resources company supplying materials for the rapidly growing clean energy technologies. The acquisition of Apollo Resources’ mineral rights on critical minerals strengthens the Company’s portfolio of critical minerals and improves its position to become a leading supplier in this industry.

The fair value of the net assets acquired was determined at $14 million based on an independent opinion prepared by RPM Global Canada Limited (“RPM”).

While a common-control asset acquisition transaction is similar to a business combination for the entity that receives the net assets or equity interests, such a transaction does not meet the definition of a business combination. Acquisition of assets that are under common control are excluded from the scope of the business combinations guidance and are addressed specifically by subsection ASC 805-50, which requires the receiving entity to recognize the net assets received at their historical carrying amounts, as reflected in the ultimate parent’s financial statements.

The table below presents the consolidated balance sheet of the Company in the effective date of the merger and the accounting impacts arising from the recognition of the net assets of Apollo at their historical carrying value, as required by ASC 805-50 for common-control transactions:

	Consolidated	Merged	Consolidated
	pre-merger	entity	post-merger

ASSETS
Current assets:
Cash and cash equivalents	16,648	2,857	19,505
Accounts Receivable	35,082	-	35,082
Taxes recoverable	-	26	26
Inventory	206,510	-	206,510
Other current assets	8,684	22,565	31,249
Total current assets	266,924	25,448	292,372

Property and equipment, net	336,120	1,273,827	1,609,947
Intangible assets, net	-	-	-
Total assets	603,044	1,299,275	1,902,319

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable and accrued expenses	49,468	24,215	73,683
Related party transactions	279,816	481,815	761,631
Other current liabilities	1,757	6,561	8,318
Total current liabilities	331,041	512,591	843,632

Non Current liabilities:
Other non-current liabilities	4,685	13,718	18,403
Total current liabilities	4,685	13,718	18,403

Total liabilities	335,726	526,309	862,035

Total stockholders’ equity	267,318	772,966	1,040,284
Total liabilities and stockholders’ equity	603,044	1,299,275	1,902,319

The table below presents the balance sheet of Atlas Critical Minerals including the acquired assets and assumed liabilities as if the acquisition had occurred in the beginning of the period, compared to the consolidated balance sheet as of December 31, 2024:

ATLAS CRITICAL MINERALS CORPORATION

CONSOLIDATED BALANCE SHEETS

	ATLAS CRITICAL MINERALS CORP December 31,	APOLLO RESOURCES CORP December 31,	INTRAGROUP	PRO- FORMA CONSOLIDATED December 31,	ATLAS CRITICAL MINERALS CORP December 31,
	2023	2023	TRANSACTIONS	2023	2024

ASSETS
Current assets:
Cash and cash equivalents	$92,813	$5,973	$-	$98,786	$396,216
Accounts Receivable	-	-	-	-	47,682
Taxes recoverable	-	-	-	-	26
Inventory	-	-	-	-	171,726
Related party transactions	-	674,461	674,461	-	-
Other current assets	3,621	30,147	-	33,768	47,772
Total current assets	96,434	710,581	674,461	132,554	663,422
Property and equipment, net	320,700	1,059,862	-	1,380,562	1,717,488
Total assets	417,134	1,770,443	674,461	1,513,116	2,380,910

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$59,009	$22,601	$-	$81,610	$346,346
Related party transactions	674,461	-	674,461	-	872,942
Other current liabilities	648	40,951	-	41,599	8,083
Total current liabilities	734,118	63,552	674,461	123,209	1,227,371

Non Current liabilities:
Other non-current liabilities	4,729	53,849	-	58,578	33,961
Total current liabilities	4,729	53,849	-	58,578	33,961

Total liabilities	738,847	117,401	674,461	181,787	1,261,332

Total stockholders’ equity	(321,713)	1,653,042	-	1,331,329	1,119,578
Total liabilities and stockholders’ equity	417,134	1,770,443	674,461	1,513,116	2,380,910

NOTE 3 – COMPOSITION OF CERTAIN FINANCIAL STATEMENT ITEMS

Inventories

Inventories are composed of quartzite blocks and slabs generated by the cut and polishing process of the blocks. Both products are actively sold in the market, therefore considered finished products:

	December 31
	2024	2023	2022
Quartzite blocks and slabs	116,143	-	-
Shares issued in connection with the merger	55,583	-	-
Total	171,726	-	-

Property and Equipment, Net

The following table sets forth the components of the Company’s property and equipment as at December 31, 2024, 23 and 2022:

	December 31, 2024
	Cost	Accumulated Depreciation	Net Book Value

Computers and office equipment	$5,733	-	$5,733
Machinery and equipment (1)	$452,205	(41)	$452,165
Mining rights (2)	$1,245,274	-	$1,245,274
Facilities	$14,508	(191)	$14,316
Vehicles	$-	-	$-
Total fixed assets	$1,717,720	(232)	$1,717,488

	December 31, 2023
	Cost	Accumulated Depreciation	Net Book Value
Computers and office equipment	$-	-	$-
Machinery and equipment	320,700	-	320,700
Vehicles	-	-	-
Total fixed assets	$320,700	-	320,700

	December 31, 2022
	Cost	Accumulated Depreciation	Net Book Value

Computers and office equipment	$2,192	(2,192)	$-
Machinery and equipment	118,855	(76,926)	41,929
Vehicles	42,507	(42,507)	-
Total fixed assets	$163,554	$(121,625)	$41,929

For the years ended December 31, 2024, 2023 and 2022, the Company recorded depreciation expense of $206, $nil and $12,997, respectively.

(1)	In 2024, the Company acquired an excavator to be used in our quartzite operations for a total consideration of R$810,000 ($133,424 at the date of the transaction). In 2023, the Company acquired a gold processing plant from Atlas Lithium at a total price of $320,700. Total paid for the plant acquisition was composed of 320,700 shares issued by the Company at $1.00 each.
(2)	The mining rights addition in 2024 correspond to the impacts of the merger of the Company and Apollo. Mining rights are held by the new subsidiary MAL.

In 2023, the Company proceeded to an impairment analysis on its property and equipment and intangibles and concluded that, other than the gold processing plant acquired in 2023, there was no expectation of future economic benefits being generated from the assets use or disposal, affecting the main condition for an asset to be recognized. As a result, an impairment loss of $56,536 was recognized in profit and loss of the period as Other expenses, as demonstrated in the table below:

	December 31,	Foreign currency	Impairment	December 31,
	2022	translation	losses	2023
Property and equipment, net	41,929	2,358	(44,287)	-
Intangibles, net	11,499	750	(12,249)	-
	53,428	3,108	(56,536)	-

Related Party Receivables/Payables

As of December 31, 2024, there are $872,942 of relating parties outstanding balances, represented by $851,678 of intercompany loans received from Atlas Lithium (which include the impact of interest accrued for in the year ended December 31, 2024 of $10,918 and Nil in the year ended December 31, 2023) and $21,264 payable to Atlas Lítio do Brasil Ltda (“ALB”) as a result of a cost sharing agreement through which the Company borrows resources from ALB mainly for Geology-related work.

Additionally, the Company advanced an amount of $9,855 to its CEO, which will be offset against amounts receivable by the CEO in 2025. The amounts are classified as Other current assets in the balance sheet.

As of December 31, 2023, related party payables totaled $647,461, fully owed to MAL, which was an interest-free loan. Following the merger, remaining amounts were eliminated in the consolidation process. As of December 31, 2022, there is no related party outstanding balance.

NOTE 4 – STOCKHOLDERS’ EQUITY

Issued and Authorized

As of December 31, 2024, the Company had 33,336,729 shares of its common stock and 1 share of its preferred stock issued and outstanding. As of December 31, 2023, the Company had 9,674,497 shares of its common stock and 1 share of its preferred stock issued and outstanding. As of December 31, 2024, the Company had 190,000,000 (40,000,000 on December 31, 2023) common shares and 10,000,000 (6,148,212 on December 31, 2023) preferred shares authorized.

Common Stock

During the year ended December 31, 2024, the Company issued 23,662,232 shares of common stock, as follows:

	Number of shares	Cash received
Shares arising from stock-based compensation to executives	2,180,977	13,500
Issuance of shares in connection with sales made under private offerings	3,009,162	1,582,250
Shares issued in connection with the merger	18,472,093	-
Total	23,662,232	1,595,750

During the year ended December 31, 2023, the Company issued and sold 827,180 shares of common stock for cash proceeds of $612,300.

During the year ended December 31, 2022, the Company issued and sold 1,853,626 shares of common stock for cash proceeds of $489,875.

Preferred A Stock

In 2016, the Company issued to Marc Fogassa, its Founder, Chief Executive Officer, and Chairman, one share of a Series A Convertible Preferred Stock (“Preferred A Stock”). The Certificate of Designations, Preferences and Rights of Preferred A Stock provides that for so long as it is issued and outstanding, its holders shall vote together as a single class with the holders of the Company’s common stock, with the holders of Preferred A Stock being entitled to 51% of the total votes on all such matters regardless of the actual number of shares of Preferred A Stock then outstanding, and the holders of common stock are entitled to their proportional share of the remaining 49% of the total votes based on their respective voting power.

Stock Options

During the year ended December 31, 2024, the Company granted Mr. Fogassa as contractual compensation options to purchase an aggregate of 210,000 shares of its common stock. Such options corresponded to the period between January 1, 2024 to June 30, 2024. The options issued in 2024 were valued at $41,938 in total. The options were valued using the Black-Scholes option pricing model with the following average assumptions: our stock price on date of grant $0.74 to $1.00, a strike price of $0.01 to $1.00, illiquidity discount of 75%, expected dividend yield of 0%, annualized volatility of 241% to 312%, risk-free interest rate of 3.88% to 4.64%, and an expected term of five to ten years.

During the year ended December 31, 2023, the Company granted Mr. Fogassa as contractual compensation options to purchase an aggregate of 420,000 shares of its common stock. Such awards corresponded to the period between January 1, 2023, to December 31, 2023. The options issued in 2023 were valued at $115,038 in total. The options were valued using the Black-Scholes option pricing model with the following average assumptions: our stock price on date of grant $0.65 to $2.10, a strike price of $0.01 to $1.00, illiquidity discount of 75%, expected dividend yield of 0%, annualized volatility of 268% to 364%, risk-free interest rate of 3.42% to 4.73%, and an expected term of five to ten years.

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

The following table reflects all outstanding and exercisable options on December 31, 2024. All stock options immediately vest and are exercisable for a period of five to ten years from the date of issuance.

			Average
	Number of		Remaining
	Options	Average Exercise	Contractual Life
	Outstanding	Price	(Years)
Outstanding, December 31, 2022	1,905,000	0.56	4.74
Issued in 2023	420,000	0.15	8.98
Exercised in 2023	1,115,000	0.98	-
Outstanding, December 31, 2023	1,210,000	0.04	8.22
Issued in 2024	376,667	0.48	5.62
Exercised in 2024	1,350,000	0.01	-
Outstanding, December 31, 2024	236,667	0.93	1.85

Stock Warrants

During the years ended December 31, 2024, 2023 and 2022 the company did not issue any warrants.

Restricted Stock Units

During the year ended December 31, 2023, the Company granted RSUs to certain executives of the Company. Each RSU is redeemable for one share of the Company’s common stock immediately upon vesting. The RSUs granted with immediate-vesting and time-vesting conditions were as follows:

1)	790,168 RSUs which vested immediately upon grant.
2)	516,471 RSUs which time-vest, being 25% of the RSUs annually vested from 2025 to 2028.

These RSUs granted with immediate-vesting and time-vesting conditions were issued with a total grant date fair value of $460,247, measured using the Company’s volume weighted average price trailing to the date the RSU was granted.

NOTE 5 – SUBSEQUENT EVENTS

In accordance with FASB ASC 855-10 Subsequent Events, the Company has analyzed its operations subsequent to December 31, 2024 to the date these consolidated financial statements were issued, and has determined that it does not have any material subsequent events to disclose in these consolidated financial statements.

In compliance with the SEC regulation S-X and following the merger with Apollo Resources, the Company presents below Apollo’s unaudited consolidated statements of operations and comprehensive loss and the unaudited consolidated cash flow statement for the eleven-month period ended November 30, 2024, as well as Apollo’s audited consolidated financial statements for the years ended December 31, 2023 and December 31, 2022.

APOLLO RESOURCES CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

Eleven-month period ended November 30,
2024
(Unaudited)
Revenue
Cost of revenue	$-
Gross profit	$-
Operating expenses:
General and administrative	$(661,493)
Stock based compensation	$(938,808)
Total operating expenses	$(1,600,301)
Loss from Operations	$(1,600,301)
Other expense (income):
Other expense (income)	$110,459
Finance results	$110,459
Loss before provision for income taxes	$(1,489,842)
Provision for income taxes	$-
Net loss	$1,489,842

Comprehensive loss:
Net loss	$1,489,842
Foreign curreny translation adjustment	$333,939
Comprehensive loss	$1,823,781

APOLLO RESOURCES CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

Eleven-month period ended November 30,
2024
(Unaudited)
Cash flows from operating activities of continuing operations:
Net loss	$(1,489,842)
Adjustments to reconcile net loss to cash used in operating activities:
Stock based compensation and services	$938,808
Gain/loss on FOREX transactions	$(111,991)
Changes in operating assets and liabilities:
Accounts payable	$(55,104)
Accounts receivable and other assets	$1,521
Net cash (used in) operating activities	$(716,607)

Cash flows from investing activities:
Related party transactions	$1,156,276
Acquisition of capital assets	$(444,287)
Net cash provided by investing activities	$711,989

Cash flows from financing activities:
Net proceeds from sale of common stock	$4,950
Net cash provided by financing activities	$4,950

Effect of exchange rates on cash and cash equivalents	$(3,449)
Net decrease in cash and cash equivalents	$(3,116)
Cash and cash equivalents at beginning of period	$5,973
Cash and cash equivalents at end of period	$2,857

APOLLO RESOURCES CORPORATION

FINANCIAL STATEMENTS

December 31, 2023 and 2022

Report of Independent Registered Public Accounting Firm

To the Shareholders and the board of directors of Apollo Resources Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Apollo Resources Corporation (“Apollo”) (“the Company”) as of December 31, 2023, and 2022, the related statements of income, changes in stockholders’ equity, and cash flows for the period ended December 31, 2023, and the related notes (collectively referred to as the “Consolidated financial statements”). In our opinion, based on our audit, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and 2022, and the results of its operations and its cash flows for the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Company’s Ability to Continue as a Going Concern

The Company suffered losses from operations in CY 2023, and 2022, and has accumulated a deficit in the period ended December 31, 2023, and 2022, that raises substantial doubt about its ability to continue as a going concern. As discussed in Note 01 to the financial statements, the accompanying consolidated financial statements have been prepared on a going-concern basis. Management’s plans in regard to these matters are also described in Note 01. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

For, Pipara & Co LLP (6841)

We have served as the Company’s auditor since 2024

Date: August 03, 2024

APOLLO RESOURCES CORPORATION

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2023	2022

ASSETS
Current assets:
Cash and cash equivalents	$5,973	$5,198
Related party transactions	674,461	-
Other current assets	$30,147	17,692
Total current assets	$710,581	$22,890
Property and equipment, net	1,059,862	$1,051,746
Total assets	$1,770,443	$1,074,636

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$22,601	$514,834
Borrowing from Related Parties	$-	$881,558
Other current liabilities	$40,951	$57,549
Total current liabilities	$63,552	$1,453,941

Non-Current liabilities:
Other non-current liabilities	$53,849	78,964
Total current liabilities	$53,849	78,964

Total liabilities	$117,401	$1,532,905

Stockholders’ equity:

Additional paid-in capital	5,391,917	2,039,612
Accumulated other comprehensive loss	(205,470)	4,950
Accumulated deficit	(3,533,405)	(2,502,831)
Total stockholders’ equity	1,653,042	(458,269)
Total liabilities and stockholders’ equity	1,770,443	1,074,636

The accompanying notes are an integral part of the consolidated financial statements.

APOLLO RESOURCES CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Year Ended December 31,	Year Ended December 31,
	2023	2022

Revenue	$-	$-
Cost of revenue	$-	$-
Gross profit	$-	$-
Operating expenses:
General and administrative	$(781,649)	$(712,699)
Stock based compensation	$(197,805)	$(331,858)
Total operating expenses	$(979,454)	$(1,044,557)
Loss from operations	$(979,454)	$(1,044,557)
Other expense (income):
Other income (expense)	$(51,120)	$(158,916)
Other income (expense)	$(51,120)	$(158,916)
Loss before provision for income taxes	$(1,030,574)	$(1,203,473)
Provision for income taxes	$-	$-
Net loss	$(1,030,574)	$(1,203,473)

The accompanying notes are an integral part of the consolidated financial statements.

APOLLO RESOURCES CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

						Accumulated
	Series A Preferred Stock		Common Stock		Additional Paid-in	Other Comprehensive	Accumulated	Total Stockholders’
	Shares	Value	Shares	Value	Capital	Income (Loss)	Deficit	Equity
Balance, December 31, 2021	1	$-	1,446,250	$1,446	$1,080,433	$314,055	$(1,299,358)	$96,576

Issuance of common stock in connection with sales made under private offerings	-	-	150,175	$150	$625,725	$-	$-	$625,875
Stock based compensation	-	-	-	-	$331,858	-	$-	$331,858
Change in foreign currency translation	-	-	-	$-	$-	$(309,105)	$-	$(309,105)
Net loss	-	-	-	$-	$-	$-	$(1,203,473)	$(1,203,473)

Balance, December 31, 2022	1	$-	1,596,425	$1,596	$2,038,016	$4,950	$(2,502,831)	$(458,269)

Issuance of common stock in connection with sales made under private offerings	-	-	525,750	$526	$3,153,974	$-	$-	$3,154,500
Stock based compensation	-	-	-	$-	$197,805	$-	$-	$197,805
Change in foreign currency translation	-	-	-	$-	$-	$(210,420)	$-	$(210,420)
Net loss	-	-	-	$-	$-	$-	$(1,030,574)	$(1,030,574)

Balance, December 31, 2023	1	$-	2,122,175	$2,122	$5,389,795	$(205,470)	$(3,533,405)	$1,653,042

The accompanying notes are an integral part of the consolidated financial statements.

APOLLO RESOURCES CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,	Year Ended December 31,
	2023	2022

Cash flows from operating activities of continuing operations:
Net loss	$(1,030,574)	$(1,203,473)
Adjustments to reconcile net loss to cash used in operating activities:
Stock based compensation and services	$197,805	$331,858
Depreciation and amortization	$-	$1,630
Impairment losses	$1,474	$6,101
Write off of tax recoverable	$-	$17,654
Changes in operating assets and liabilities:
Accounts payable and accrued expenses	$(442,101)	$(218,802)
Accounts receivable and other assets	$(10,748)	$2,465
Net cash used in operating activities	$(1,284,144)	$(1,062,567)

Cash flows from investing activities:
Acquisition of capital assets	$(39,488)	$-
Net cash used in investing activities	$(39,488)	$-

Cash flows from financing activities:
Net proceeds from sale of common stock	$-	$525,000
Related party transaction	1,324,296	397,215
Net cash provided by financing activities	$1,324,296	$922,215

Effect of exchange rates on cash and cash equivalents	$111	$1,293
Net increase (decrease) in cash and cash equivalents	$775	$(139,059)
Cash and cash equivalents at beginning of period	$5,198	$144,257
Cash and cash equivalents at end of period	$5,973	$5,198

The accompanying notes are an integral part of the consolidated financial statements.

APOLLO RESOURCES CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION, BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business

On August 21, 2020, Apollo Resources Corporation (“Apollo Resources” or the “Company”) was incorporated under the laws of the Republic of the Marshall Islands. Concurrently. Atlas Lithium held an approximate 58.71% interest in the Company as of December 31, 2023.

Apollo Resources Corporation (The Company) is a privately held company focused on iron projects in Brazil. Apollo Resources currently owns 56,290 acres of mineral rights for iron distributed in six projects, five of which are in exploration stage while its Iron Quadrangle Project (“IQP”) is being developed towards an iron mine.

Basis of Presentation

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles (“GAAP”) of the United States of America and are expressed in United States dollars. For the years ended December 31, 2023 and 2022, the consolidated financial statements include the accounts of the Company and its 99.99% owned subsidiaries, Mineração Apollo Ltda, RST Recursos Minerais Ltda., and Mineração Duas Barras Ltda.

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

Fair Value of Financial Instruments

Apollo Resources follows the guidance of Accounting Standards Codification (“ASC”) Topic 820 – Fair Value Measurement and Disclosure. Fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. The guidance also establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of Apollo Resources. Unobservable inputs are inputs that reflect Apollo Resources’s assumptions about the factors market participants would use in valuing the asset or liability. The guidance establishes three levels of inputs that may be used to measure fair value:

Level 1. Observable inputs such as quoted prices in active markets;

Level 2. Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and

Level 3. Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

As of December 31, 2023, Apollo Resources did not have any level 2 or 3 assets or liabilities.

Apollo Resources’ financial instruments consist of cash and cash equivalents, accounts payable, and accrued expenses. The carrying amount of these financial instruments approximates fair value due to either length of maturity or interest rates that approximate prevailing market rates unless otherwise disclosed in these consolidated financial statements.

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

Mineral Properties

Costs of exploration, carrying and retaining unproven mineral lease properties are expensed as incurred. Mineral property acquisition costs, including licenses and lease payments, are capitalized. Impairment losses are recorded on mineral properties used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amount. The Company did not recognize any impairment losses related to mineral properties held during the years ended December 31, 2023 and 2022.

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

Impairment of Long-Lived Assets

For long-lived assets, such as property and equipment and intangible assets subject to amortization, Apollo Resources continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future undiscounted cash flows is less than the carrying amount of those assets, Apollo Resources recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell.

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

Foreign Currency

Apollo’s subsidiaries, uses its local currency as its functional currency. Resulting translation gains or losses are recognized as a component of accumulated other comprehensive income. Transaction gains or losses related to balances denominated in a currency other than the functional currency are recognized in the consolidated statements of operations.

Revenue recognition

For the years ended December 31st, 2023 and 2022, the Company had not recognized any revenues from sales.

Had the Company performed any, revenues from sales would have been recognized when control of the product is transferred to customers, in accordance with the INCOTERMS involved in each sales contract.

Following ASC 606, the Company will follow the 5-step model in order to recognize revenue in accordance with the core principle.

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

NOTE 2 – COMPOSITION OF CERTAIN FINANCIAL STATEMENT ITEMS

Proper, Plant and equipment

The following table sets forth the components of the Company’s Property Plant and Equipment as at December 31, 2023 and 2022:

	December 31, 2023
	Cost	Accumulated Amortization	Net Book Value
Machinery and equipment	$-	-	$-
Mining rights	$1,059,862	-	$1,059,862
Total Property Plant and Equipment	$1,059,862	-	$1,059,862

	December 31, 2022
	Cost	Accumulated Amortization	Net Book Value
Machinery and equipment	$4,063	$2,589	$1,474
Mining rights	$1,050,272	-	$1,050,272
Total Property Plant and Equipment	$1,054,335	$2,589	$1,051,746

For the years ended December 31, 2023 and 2022, the Company recorded amortization expense of nil and $1,630, respectively.

In 2023 and 2022, the Company proceeded to an impairment analysis on its property and equipment and intangibles and concluded that, other than mineral rights, there was no expectation of future economic benefits being generated from the assets use or disposal, affecting the main condition for an asset to be recognized. As a result, an impairment loss of $1,474 in 2023 ($6,101 in 2022) was recognized in profit and loss of the period as Other expenses.

Related Party Receivables/Payables

Related party payables relate to loans granted to (received from) entities belonging to the same economic group of the Company to enable Group entities to execute their operating activities.

As of December 31, 2023, there are $674,461 of relating parties outstanding balances, represented by amounts owed from Jupiter Gold Corporation.

As of December 31, 2022, there are $881,558 of relating parties outstanding balances, mainly represented by amounts owed to Atlas Litio Brasil Ltda.

NOTE 3 – STOCKHOLDERS’ EQUITY

Issued and Authorized

As of December 31, 2023, The Company had 2,122,175 shares of its common stock and 1 share of its preferred stock issued and outstanding. As of December 31, 2023, The Company had 49,999,000 common stock authorized.

Common Stock

During the year ended December 31, 2023, The Company issued and sold 525,750 shares of common stock for proceeds of $3,154,500, paid through the conversion of an intercompany loan from Atlas Lithium Corporation into share capital.

Preferred A Stock

In 2016, Company issued to Marc Fogassa, its Founder, Chief Executive Officer, and Chairman, one share of a Series A Convertible Preferred Stock (“Preferred A Stock”). The Certificate of Designations, Preferences and Rights of Preferred A Stock provides that for so long as it is issued and outstanding, its holders shall vote together as a single class with the holders of the Company’s common stock, with the holders of Preferred A Stock being entitled to 51% of the total votes on all such matters regardless of the actual number of shares of Preferred A Stock then outstanding, and the holders of common stock are entitled to their proportional share of the remaining 49% of the total votes based on their respective voting power.

Stock Options

During the year ended December 31, 2023, the Company granted Marc Fogassa as contractual compensation options to purchase an aggregate of 180,000 shares of its common stock. Such awards corresponded to the period between January 1, 2023, to December 31, 2023. The options issued in 2023 were valued at $197,805 in total.

Stock Warrants

During the years ended December 31, 2023 and 2022 the company did not issue any warrants.

NOTE 4 – SUBSEQUENT EVENTS

In accordance with FASB ASC 855-10 Subsequent Events, the Company has analyzed its operations subsequent to December 31, 2023 to the date these consolidated financial statements were issued, and has determined that it does not have any material subsequent events to disclose in these consolidated financial statements.

August 03, 2024

__________________________

Marc Fogassa

Chief Executive Officer

