Form 20-F
period 2025-12-31
ATLAS CRITICAL MINERALS Corp
filed 2026-02-20
CIK 1684688

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

For the transition period from ______ to ______

Commission file number 001-43042

ATLAS CRITICAL MINERALS CORPORATION

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Republic of the Marshall Islands

(Jurisdiction of incorporation or organization)

Rua Antonio de Albuquerque, 156 – 17th Floor, Suite 1720

Belo Horizonte, MG 30.112-010, Brazil

(Address of principal executive offices)

Rodrigo Nazareth Menck

Chief Financial Officer and Treasurer

Rua Antonio de Albuquerque, 156 – 17th Floor, Suite 1720

Belo Horizonte, MG 30.112-010, Brazil

Telephone: +1-888-412-0210

Email: rodrigo.menck@atlas-cm.com

(Name, Telephone, E-mail and/or Facsimile number and Address, of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.001 per share	ATCX	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

There were 3,474,972 common shares outstanding on December 31, 2025.

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

Some of the factors that could cause actual results to differ are identified below, as well as in “Item 3.D Risk Factors”, including:

●	our ability to continue as a going concern and our history of losses;

●	our ability to obtain additional financing;

●	our ability to study and properly explore the various mineral rights that we own;

●	our ability to obtain the necessary permitting for mining and processing material obtained in mining;

●	the accuracy of our estimates regarding expenses, future revenues and capital requirements;

●	the implementation of our business model and strategic plans for our business;

●	our ability to retain key management personnel; and

●	regulatory developments and our compliance with applicable laws.

Forward-looking statements are inherently subject to risks and uncertainties, many of which we cannot predict with accuracy and some of which we might not even anticipate. Although we believe that the expectations reflected in such forward-looking statements are based upon reasonable assumptions at the time made, we can give no assurance that such expectations will be achieved. Actual events or results may differ materially. Readers are cautioned not to place undue reliance on forward-looking statements. We have no duty to update or revise any forward-looking statements after the date of this Form 20-F or to conform them to actual results, new information, future events or otherwise.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of these forward-looking statements.

You should read the risk factors and the other cautionary statements made in this Form 20-F as being applicable to all related forward-looking statements wherever they appear in this Form 20-F. If one or more of these factors materialize, or if any underlying assumptions prove incorrect, our actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

MARKET AND INDUSTRY DATA

This Form 20-F contains estimates and other statistical data made by independent parties and by us relating to market size and growth and other data about our industry. We obtained the industry and market data in this Form 20-F from our own research as well as from industry and general publications, surveys and studies conducted by third parties.

Publicly available information, industry and general publications and research, surveys and studies conducted by third parties that are included in this Form 20-F include those available from Benchmark Minerals(1), Carnegie Endowment(2), Center for Strategic and International Studies(3), Center on Global Energy Policy – Columbia University(4), TD Economics(5), PriceWaterhouse Coopers(6), Statista(7), U.S. Geological Survey(8), and Wilson Center(9), among others.

This data involves a number of assumptions and limitations and contains projections and estimates of the future performance of the industries in which we operate that are subject to a high degree of uncertainty, including those discussed in “Risk Factors.” We caution you not to give undue weight to such projections, assumptions and estimates. Further, industry and general publications, studies and surveys generally state that they have been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe that these publications, studies and surveys are reliable, we have not independently verified the data contained in them. In addition, while we believe that the results and estimates from our internal research are reliable, such results and estimates have not been verified by any independent source.

(1)	“Is Graphite Price Upside a Forerunner for other Critical Minerals?” October 6, 2023 (Quoting Benchmark Mineral Intelligence: https://source.benchmarkminerals.com/article/more-than-300-new-mines-required to meet battery-demand-by 2035).
(2)	“The U.S. Military and NATO Face Serious Risks of Mineral Shortages.” Carnegie Endowment for International Peace, published February 12, 2024. https://carnegieendowment.org/research/2024/02/the-us-military-and-nato-face-serious-risks-of-mineral-shortages?lang=en.
(3)	“Latin America: The World’s Copper Stronghold.” Center for Strategic and International Studies, published November 13, 2024. https://features.csis.org/copper-in-latin-america.
(4)	“Brazil’s Potential Role in Diversifying US Critical Mineral Supply.” Center on Global Energy Policy at Columbia University SIPA, CGEP, published August 15, 2024 https://www.energypolicy.columbia.edu/publications/brazils-potential-role-in-diversifying-us-critical-mineral-supply.
(5)	“U.S. Trade Vulnerabilities in Critical Minerals: Pressure Points Amid Rising Tensions.” TD Economics published August 22, 2024. https://economics.td.com/us-trade-critical-minerals.
(6)	“Mine 2024: Preparing for impact.” PwC. https://www.pwc.com/gx/en/industries/energy-utilities-resources/publications/mine.html.
(7)	“Copper mine production in Brazil 2023.” Statista. https://www.statista.com/statistics/795920/brazil-copper-production-volume.; “Brazil: graphite reserves 2024.” Statista. https://www.statista.com/statistics/1546192/reserves-of-graphite-in-brazil.
(8)	“Iron Ore Statistics and Information.” U.S. Geological Survey. https://www.usgs.gov/centers/national-minerals-information-center/iron-ore-statistics-and-information.
(9)	“Brazil’s Critical Minerals and the Global Clean Energy Revolution.” Wilson Center, published October 2, 2024. https://www.wilsoncenter.org/article/brazils-critical-minerals-and-global-clean-energy-revolution.

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

Although we were incorporated in 2016, we only began to implement our current business strategy in 2024. Our current business strategy is focused on the exploration of critical minerals, and the exploration of iron ore and quartzite. While we have had a small amount of revenue from the sales of quartzite mined by us and iron ore mined by a third party, we have not realized any revenues to date from the sale of other minerals within our portfolio. We have incurred losses since our inception resulting in an accumulated deficit of approximately $14.5 million as of December 31, 2025, and further losses are anticipated. Our operating cash flow needs have been financed primarily through debt or equity and not through cash flows derived from our operations. As a result, we have little historical financial and operating information available to help you evaluate and predict our future performance. There can be no assurance that our efforts will be successful or that we will ultimately be able to attain profitability.

We are an exploration-stage company, and there is no guarantee that our properties will result in the commercial extraction of mineral deposits.

We are engaged in the business of exploring and developing mineral properties with the intention of locating economic deposits of minerals. An economic deposit is a mineral property which can be reasonably expected to generate profits upon extraction and commercialization of its minerals after considering all costs involved. Substantially all of our property interests are in the exploration stage. Accordingly, it is unlikely that we will realize profits from these properties in the short term, and we also cannot assure you that we will realize profits in the medium to long term. Any profitability in the future from our business will be dependent upon the development of at least one economic deposit and most likely further exploration and development of other economic deposits, each of which is subject to numerous risks.

Further, we cannot assure you that, even if an economic deposit of minerals is located, any of our property interests can be commercially mined. The exploration and development of mineral deposits involves a high degree of financial risk over a significant period which a combination of careful evaluation, experience and knowledge of management may not eliminate. While discovery of additional ore-bearing deposits may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to establish reserves by drilling and constructing mining and processing facilities at a particular site. It is not possible at this time to ensure that our current exploration programs will result in profitable commercial mining operations. The profitability of our operations will be, in part, related to the cost and success of our exploration and development programs. which may be affected by several factors, such as the factors set forth under the heading “We face risks related to mining, exploration and mine construction, if warranted, on our properties” below. Additional expenditures are required to establish reserves which are sufficient to commercially mine and to construct, complete and install mining and processing facilities in those properties that are mined and developed.

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

Our level of profitability, if any, in future years will depend to a great degree on whether our exploration-stage properties can be brought into production. It is not possible at this time to ensure that the current and future exploration programs and/or feasibility studies on our existing properties will establish reserves. Whether it will be economically feasible to extract a mineral depends on a number of factors, including, but not limited to: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; mineral prices; mining, processing and transportation costs; the willingness of lenders and investors to provide project financing; labor costs and possible labor strikes; and governmental regulations, including, without limitation, regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting materials, foreign exchange, environmental protection, employment, worker safety, transportation, and reclamation and closure obligations. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in us receiving an inadequate return on invested capital.

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

Our long-term success, including the recoverability of the carrying values of our assets, our ability to continue with exploration, and later start the development, commissioning and mining activities on our existing projects or to acquire additional projects, will depend ultimately on our ability to achieve and maintain profitability and to develop positive cash flow from our operations by establishing ore bodies that contain commercially recoverable minerals and to develop these into profitable mining activities. We cannot assure you that any ore body that we extract mineralized materials from will result in achieving and maintaining profitability and developing positive cash flow.

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

We may not realize the anticipated benefits of the Option Agreement (as defined below) with Atlas Lithium Corporation (“Atlas Lithium”), and if we are unable to consummate the transactions contemplated thereby, we will be unable to explore and develop the mineral rights that we would acquire under the Option Agreement.

Exercising the Option Agreement entered into with Atlas Lithium would materially increase the number of our mineral rights owned and available for exploration and development activities.

We may be unable to exercise the Option (as defined below) for a number of reasons. For example, Atlas Lithium may in its discretion elect to receive consideration for the Option exercise in the form of cash or our common stock. If Atlas Lithium requires payment in cash, we will be unable to exercise the Option unless we are able to arrange financing prior to the expiration of the term of such Option, and there can be no assurance that we would be able to arrange such financing on a timely basis or at all. The Option Agreement also provides that we may only exercise the Option upon or within twelve months after filing a Registration Statement on Form F-1 in connection with an uplisting of our common stock to the Nasdaq Stock Market, and as a result, we now have 7 months to exercise the Option. Furthermore, our reputation may be negatively impacted if we fail to exercise the Option, and such reputational harm could affect our ability to enter into future agreements to acquire mineral rights on terms that are favorable to us, or at all.

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

A portion of our workforce will be represented by labor unions, as mandated under Brazilian Laws, and will therefore be subject to collective bargaining agreements, and if we are unable to enter into new agreements or renew existing agreements before they expire, our workers subject to collective bargaining agreements could engage in strikes or other labor actions that could materially disrupt our ability to provide services to our customers.

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

Our management will have broad discretion over the use of proceeds from the offering held in January 2026 and may not use the proceeds effectively.

In January 2026, the Company proceeded to a public offering of shares. Our management will have broad discretion over the use of proceeds from this offering. We intend to use the net proceeds from this offering for exploration, including drilling and assessment of deposits and reserves, if any, as well as capital expenditures, and working capital. We may also use our net proceeds to acquire and invest in complementary technologies or businesses; however, we currently have no agreements or commitments to complete any such transaction. Our management will have considerable discretion in the application of the net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not improve our operating results or enhance the value of our securities.

Our expected use of net proceeds from this offering represents our current intentions based upon our present plans and business condition. As of the date of this report, we cannot predict with certainty all of the particular uses for the net proceeds received upon the completion of this offering. The amounts and timing of our actual use of the net proceeds will vary depending on numerous factors, including amount of cash used in our operations, which can be highly uncertain, subject to substantial risks and can often change. Our management will have broad discretion in the application of the net proceeds, and investors will be relying on our judgment regarding the application of the net proceeds of this offering.

The failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds from this offering in short-term, investment-grade, interest-bearing securities. These investments may not yield a favorable return to our stockholders. If we do not invest or apply the net proceeds from this offering in ways that enhance stockholder value, we may fail to achieve expected financial results, which could cause our stock price to decline.

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

We are dependent on the continued recognition of and validity of the title to our mineral rights, and preserving title may be costly.

We rely on the continued validity of our mineral rights to each of our mineral properties. Any challenge to the title to our mineral rights would proceed as a petition to ANM, and such a challenge would be costly. In addition, ANM has the authority to determine the boundaries of mineral rights in Brazil, which is normally done to accommodate new and unforeseen events, including, by way of example, the passage of a new electric grid or the creation of a new environmental preserve. Depending on the number of mineral rights impacted, any change in the boundaries of our mineral rights could potentially affect a given project. In the unlikely event of a successful challenge to ANM that we are not the rightful owner of a mineral right that is currently titled to us, following an administrative process, and appeal, or in the event of a change in the boundaries of our mineral rights, such successful challenge or alteration of boundaries may have a material adverse effect on our planned operations, and result in significant financial losses that affect our business as a whole.

As a foreign private issuer, we are permitted to file less information with the Securities and Exchange Commission (“SEC”) than a domestic issuer.

As a foreign private issuer, we are exempt from certain rules under the Exchange Act that impose requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as a domestic issuer, nor are we generally required to comply with the SEC’s Regulation FD, which restricts the selective disclosure of material non-public information. For as long as we are a “foreign private issuer,” we intend to file our annual financial statements on Form 20-F and furnish our semi-annual financial statements on Form 6-K to the SEC as long as we are subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act. However, the information we file or furnish is not the same as the information that is required in annual on Form 10-K or Form 10-Q for U.S. domestic issuers. Accordingly, there may be less information publicly available concerning us then there is for a company that files as a domestic issuer.

We may lose our foreign private issuer status, which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur additional legal, accounting and other expenses.

We are required to determine our status as a foreign private issuer on an annual basis at the end of our second fiscal quarter. In order to maintain our current status as a foreign private issuer, either (1) a majority of our Ordinary Shares must be either directly or indirectly owned of record by non-residents of the United States or (2) (a) a majority of our executive officers or directors must not be U.S. citizens or residents, (b) more than 50% of our assets cannot be located in the United States and (c) our business must be administered principally outside the United States. If we lost this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices and to comply with United States generally accepted accounting principles, as opposed to IFRS. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs.

Because we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.

Nasdaq Listing Rules require listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we may follow home country practice in lieu of the above requirements, or we may choose to comply with the above requirement within one year of listing. The corporate governance practice in our home country does not require a majority of our board to consist of independent directors. Thus, although a director must act in the best interests of the Company, it is possible that fewer board members will be exercising independent judgment and the level of board oversight on the management of our company may decrease as a result. In addition, Nasdaq Listing Rules also require foreign private issuers to have a compensation committee, a nominating/corporate governance committee composed entirely of independent directors, and an audit committee with a minimum of three members. We, as a foreign private issuer, are not subject to these requirements. Nasdaq Listing Rules may require shareholder approval for certain corporate matters, such as requiring that shareholders be given the opportunity to vote on all equity compensation plans and material revisions to those plans, certain Common Share issuances. We intend to comply with the requirements of Nasdaq Listing Rules in determining whether shareholder approval is required on such matters and to appoint a nominating and corporate governance committee. We may, however, consider following home country practice in lieu of the requirements under Nasdaq Listing Rules with respect to certain corporate governance standards which may afford less protection to investors.

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

Mining operations in Brazil are heavily regulated. Concurrently, the Brazilian government has taken an active role in supporting the development of its domestic rare earths mining and processing industry, including, without limitation, by allocating financial resources to finance important mineral projects, including rare earths. Such government support is of material importance to the Company and the emerging Brazilian rare earths industry due to, among other factors, the presence of established foreign industry leaders and nations, such as China, which aggressively support their rare earths industry. Any significant change in mining legislation or other changes in Brazil’s current mining environment may slow down or alter our business prospects. Further, countries in which we may wish to sell our mined minerals may impose special taxes, tariffs, or otherwise place limits and controls on consumption of our mined minerals, including tariffs or trade restrictions imposed by the new U.S. presidential administration.

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

Our common stock has met in the past, and in the future may continue to meet, the criteria to be considered a “penny stock.” If it continues to meet such criteria, it will be subject to rules that may affect your ability to resell any shares you may purchase, if at all.

Before the Reverse Stock Split, our common stock traded below $5.00 per share and was therefore defined as a “penny stock” under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Although the Reverse Stock Split was effected at a ratio intended to raise the price of our common stock above the penny stock threshold, there can be no assurance that the price will meet or maintain that threshold in the future. The Exchange Act and penny stock rules generally impose additional sales practice and disclosure requirements on broker dealers who sell our securities. For transactions covered by the penny stock rules, a broker-dealer must make a suitability determination for each purchaser and receive the purchaser’s written agreement prior to the sale. In addition, the broker-dealer must make certain mandated disclosures in penny stock transactions, including the actual sale or purchase price and actual bid and offer quotations, the compensation to be received by the broker-dealer and certain associated persons, and deliver certain disclosures required by the SEC. Consequently, the penny stock rules may affect the ability of broker-dealers to make a market in or trade our common stock and may consequently affect a stockholder’s ability to resell any of our shares in the public markets.

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

To grow our business and remain competitive, we may also require additional capital from time to time through the issuance of debt or the issuance or sale of other securities or instruments senior to our common stock for our daily operation. Our ability to obtain additional capital is subject to a variety of uncertainties, including:

●	our market position and competitiveness in our industry;

●	our ability to prove reserves in each of our properties and, ultimately, commence commercial extraction on each of our properties;

●	our future profitability, overall financial condition, results of operations and cash flows; and

●	economic, political and other conditions in the U.S., Brazil and other international jurisdictions.

We may be unable to obtain additional capital in a timely manner or on acceptable terms or at all. In addition, our future capital needs and other business reasons could require us to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity or equity-linked securities could dilute our stockholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations or our ability to pay dividends to our stockholders.

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

As a result of his ownership of and the one issued and outstanding share of our Series A Preferred Stock, as well as ownership of our common stock, Mr. Fogassa, our Founder, Chief Executive Officer and Chairman, currently controls approximately 63% of the voting power of our securities.

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

We are incorporated under the laws of the Marshall Islands. Substantially all of our assets and a majority of our directors and officers are located in Brazil. As a result, investors could experience more difficulty effecting service of process upon us and our directors and officers, or enforcing judgments obtained against us or our directors and officers, including with respect to matters arising under United States federal securities laws or applicable state securities laws. Even if an investor obtains a judgment against us or our directors or officers in a United States court or other court outside of the Marshall Islands, an investor may not be able to enforce such judgment against us or them in the Marshall Islands.

Risks Related to Being a Public Company

Our management may identify material weaknesses in the future that could adversely affect investor confidence, impair the value of our securities, and increase our cost of raising capital.

There can be no assurance that our management will not identify any material weaknesses in our internal control over financial reporting in the future, and if such material weaknesses are identified, as to how quickly or effectively we can remediate them. Any failure to remedy additional weaknesses or deficiencies in our internal control over financial reporting that may be discovered in the future or to implement new or improved controls, or difficulties encountered in the implementation of such controls, could harm our operating results, cause us to fail to meet our reporting obligations or result in material misstatements in our financial statements. Any such failure could, in turn, affect the future ability of our management to certify that our internal control over financial reporting is effective. Ineffective internal control over financial reporting could also subject us to the scrutiny of the SEC and other regulatory bodies which could cause investors to lose confidence in our reported financial information and subject us to civil or criminal penalties or shareholder litigation, which could have an adverse effect on the trading price of our securities. In addition, if we identify additional deficiencies in our internal control over financial reporting, the disclosure of that fact, even if quickly remedied, could reduce the market’s confidence in our financial statements and harm our share price. Furthermore, additional deficiencies could result in future non-compliance with Section 404 of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”). Such non-compliance could subject us to a variety of administrative sanctions, including review by the SEC or other regulatory authorities.

We incur significant costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices.

We are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, the Nasdaq listing rules and other applicable securities laws and regulations. Moreover, on December 18, 2025, the Holding Foreign Insiders Accountable Act (HFIAA) was enacted as part of the National Defense Authorization Act for Fiscal Year 2026, mandating directors and officers of Foreign Private Issuers to file Section 16(a) reports (Forms 3, 4, and 5) with the SEC to report beneficial ownership interests in companies, effective on March 18, 2026.. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to continue to increase our legal and financial compliance costs and to make some activities more difficult, time-consuming and costly. Being a public company and being subject to such rules and regulations also makes it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our Board, on our board committees or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our ordinary shares, fines, sanctions and other regulatory action and potentially civil litigation. These factors may therefore strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members.

Item 4. Information on the Company.

4.A. History and Development of the Company.

Date of Incorporation, Legal Form, Domicile, & Business Summary

On July 27, 2016, Atlas Critical Minerals Corporation (“Atlas Critical Minerals” or “the Company”) was incorporated as Jupiter Gold Corporation (“Jupiter Gold”) under the laws of the Republic of the Marshall Islands. Concurrently, Atlas Lithium Corporation (“Atlas Lithium”), a Nevada corporation, exchanged its 99.99% ownership in Mineração Jupiter Ltda (“MJL”), a Brazilian company, for 4,000,000 shares of Jupiter Gold’s common stock. Atlas Lithium held an approximate 28.06% interest in the Company as of December 31, 2025. The Company’s common shares currently trade on the Nasdaq Capital Market under the symbol ATCX.

Our registered office and principal executive offices are located at Rua Antonio de Albuquerque, 156 – 17th Floor, Suite 1720, Belo Horizonte, MG 30.112-010, Brazil, and our telephone number is +1-888-412-0210. The information on, or that can be accessed through, our website is not part of and should not be incorporated by reference into this annual report or any other report we file or furnish to the U.S. Securities and Exchange Commission (the “SEC”). The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

On October 31, 2024 the Company and Apollo Resources Corporation, a Republic of the Marshall Islands corporation (“Apollo Resources”), entered into an Agreement and Plan of Merger, which provided for, among other things, the merger of Apollo Resources with and into the Company (the “Merger”), with the Company continuing its corporate existence as the surviving corporation. Prior to the Merger, Apollo Resources was a majority-owned subsidiary of Atlas Lithium.

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

On December 19, 2024, the Company entered into an Option Agreement (the “Option Agreement”) with Atlas Lithium, pursuant to which the Company acquired an option to acquire 100% of the equity interests of Brazil Minerals Resources Corporation (“BMR”), a wholly-owned subsidiary of Atlas Lithium (the “Option”). As consideration for the Option, the Company issued to Atlas Lithium 66,496 shares of our common stock, representing $500,000 divided by a value per share of $7.5192.

The Option is exercisable no earlier than the filing by the Company of a Form F-1 registration statement with the SEC, which occurred on September 15, 2025, and within 12 months thereafter. If the Option is exercised, the Company and Atlas Lithium shall enter into a definitive purchase agreement for the purchase of BMR pursuant to which the Company shall pay to Atlas Lithium total consideration of $8,000,000, which at the discretion of Atlas Lithium shall be in the form of cash, shares of the Company’s common stock, or a combination of cash and shares of the Company’s common stock. In the event that the Option is exercised, Atlas Lithium shall additionally be entitled to a perpetual royalty of one point five percent (1.5%) of the revenues resulting from the mineral rights owned by BMR as of the date of the Option Agreement.

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

On January 8, 2026, the Company entered into an underwriting agreement (the “Underwriting Agreement”) with AGP/Alliance Global Partners (“AGP”) and Banco Bradesco BBI S.A. (the “Underwriters”), pursuant to which the Company agreed to sell to the Underwriters on a firm commitment public offering (the “Offering”) an aggregate of 1,200,000 shares of common stock of the Company, par value $0.001 per share (the “Common Stock”), at a public offering price of $8.00 per share. The Company granted the Underwriters a 45-day option to purchase up to an additional 180,000 shares of Common Stock to cover over-allotments (the “Over-Allotment Option”). On January 11, 2026, the Underwriters exercised the Over-Allotment Option in full, generating additional gross proceeds to the Company of approximately $1.4 million. As a result of the full exercise of the Over-Allotment Option, total gross proceeds to the Company from the Offering were approximately $11.0 million, and net proceeds were approximately $9.7 million. The Offering, including the shares issuable upon the exercise of the Over-Allotment Option, closed on January 12, 2026.

The shares of Common Stock were offered by the Company pursuant to a registration statement on Form F-1, as amended (File No. 333-290242), filed with the Securities and Exchange Commission (the “SEC”), which became effective in accordance with the provisions of Section 8(a) of the Securities Act of 1933, as amended (the “Securities Act”), on January 8, 2026, and an additional registration statement on Form F-1 MEF (File No. 333-292623) filed with the SEC pursuant to Rule 462(b) promulgated under the Securities Act on January 8, 2026, which became automatically effective upon filing. The Common Stock was also approved for listing on the Nasdaq Capital Market on January 8, 2026, and commenced trading on the Nasdaq under the ticker symbol “ATCX” on January 9, 2026.

The Company anticipates using the net proceeds from the Offering to advance exploration and development activities across its critical minerals project portfolio in Brazil, with any surplus intended to be used for general working capital, cash reserves, or other corporate purposes at the discretion of management.

We have no debt, except for operational payables. We have been primarily funded to date by sales of our common stock. We are prohibited from issuing variable-rate convertible debt by our Bylaws.

4.B. Business Overview.

We are a mineral exploration company focused on critical minerals projects and properties in Brazil. Our portfolio includes principally mineral properties for rare earths, graphite, and titanium, all of which are commonly considered to be “critical minerals”. Certain of our mineral rights may also contain uranium, which is also a “critical mineral”. Although our primary focus is on our critical mineral properties, we also have a an iron ore operation which started on November 28, 2025 and a quartzite quarry which is expected to resume operations during the second semester of 2026. We also own mineral rights for gold and diamonds.

The table below presents the aggregated annual production for each of the operating projects:

Project / Product	Unit	2025	2024	2023
Quartzite
Blocks	m3	-	610	223
Processed slabs	m2	-	1,385	-
Iron Ore
Run of mine extracted	Tonnes	6,352	-	-

Mineral Properties

Our current mineral properties are listed below, and do not include any mineral properties that would be acquired if we exercise the Option (defined below).

Critical Minerals

●	Rare Earths: 53,939.23 hectares (~133,287 acres) in 33 mineral rights in Brazil with 18 in Goiás state and 15 in Minas Gerais state; 30 of such mineral rights are in the phase of exploration permit and three are in request for exploration permit. Titanium, another critical mineral, has been found within our mineral rights for rare earths in Minas Gerais.

●	Graphite: 12,388.34 hectares (~30,612 acres) in eight mineral rights in Brazil in Minas Gerais state, all in the phase of exploration permit.

●	Uranium: 143,725.14 hectares (~ 355,153 acres) in 39 mineral rights in Brazil with five in Bahia state, five in Ceará state, eight in Goiás state, two in Pará state, twelve in Piauí state, and seven in Tocantins state, all in the phase of request for exploration permit; these mineral rights list copper, graphite, phosphate and/or rare earths as exploration minerals since Brazilian legislation at the moment does not allow uranium to be formally listed as an exploration mineral.

●	Copper: 7,156.06 hectares (~17,683 acres) in four mineral rights in Brazil in Goiás state, all in the phase of exploration permit.

●	Nickel: 1,101.24 hectares (~2,721 acres) in one mineral right in Brazil in Piauí state, in the phase of exploration permit.

Other Minerals

●	Iron Ore: 22,280.78 hectares (~55,057 acres) in 18 mineral rights in Brazil with seven in Alagoas state, 10 in Minas Gerais state, and one Mato Grosso do Sul state. One mineral right has the status of mining concession, 15 are in the phase of exploration permit phase and two are in request for exploration permit.

●	Gold: 69,291.35 hectares (~171,222 acres) in 30 mineral rights in Brazil with three in Amazonas state, three in Mato Grosso state, 23 in Minas Gerais state, and one which straddles Goiás and Tocantins states, with seven mineral rights with the status of mining concession, five in the phase of request for mining concession, 15 in exploration permit and 3 in request for exploration permit.

●	Quartzite: 94 hectares (~233 acres), in one mineral right in Brazil in Minas Gerais state where we established a quartzite quarry.

We believe the growing demand for critical minerals needed for clean energy, defense, and high-tech applications present significant long-term opportunities. Our goal is to become a leading company supplying critical minerals. We are in the early stages of exploration of our critical mineral portfolio and are working to advance our understanding of its potential.

The various critical minerals in our portfolio have various important applications. Rare earths are crucial for permanent magnets used in electric motors and wind turbines, and for semiconductor and defense applications. Graphite is a key component in lithium-ion batteries, while titanium has applications in aerospace and medical technologies.

Our exploration activities to date have included geological mapping, geochemical sampling, geophysical surveys, and limited exploratory drilling to identify potential mineralized zones within a few of our mineral rights. As we advance our understanding of these critical mineral properties, we may conduct extensive exploratory programs including drilling campaigns to identify and quantify mineral resources. Our exploration programs follow the accepted guidelines under Regulation S-K 1300.

We aim to create value through continued exploration, resource delineation, and potential development of these assets over time. By maintaining a diverse portfolio of critical minerals projects, our objective is to seek to position us as a significant player in the global critical minerals supply chain.

Atlas Lithium Option Agreement

On December 19, 2024, we entered into the Option Agreement with Atlas Lithium. Pursuant to the Option Agreement, Atlas Lithium sold us the Option to purchase from Atlas Lithium 100% of the equity interest in Brazil Mineral Resources Corporation, a Republic of the Marshall Islands corporation and a wholly-owned subsidiary of Atlas Lithium (“BMR”) (the acquisition of BMR’s equity, the “Equity Sale”). BMR’s primary assets consist of 60 mineral rights for copper, gold, graphite, nickel, rare earths, and titanium, all in Brazil. We paid the equivalent of $500,000 in shares of our common stock for the Option.

During the Option Term (as defined below), we may deliver to Atlas Lithium (i) a written notice (a “Preliminary Option Notice”) indicating that we propose to exercise the Option and (ii) a proposed form of Purchase Agreement (the “Initial Draft Agreement”). The parties thereto shall thereafter use their best efforts for the thirty-business day period following the date of Atlas Lithium’s receipt of the Initial Draft Agreement to finalize and execute a definitive purchase agreement, with terms and conditions customary for these types of transactions) and consummate the Equity Sale. In connection with the Option Exercise (as defined below), we shall pay to Atlas Lithium total consideration in the amount of $8,000,000 (the “Option Consideration”). At Atlas Lithium’s discretion, the Option Consideration shall be payable in either (i) cash; (ii) shares of our common stock valued at a fixed price of $7.519 per share; or (iii) a combination of cash and stock (the “Option Exercise”).

Following the Option Exercise, Atlas Lithium shall be entitled to a perpetual royalty of one point five percent (1.5%) of the gross revenues from any of the mineral rights owned by, or being formally transferred to, the Company or any of its subsidiaries pursuant to the Option Agreement (the “Royalty”). The Royalty shall be subject to the terms and conditions of a royalty agreement to be mutually negotiated and entered into by and between the Company and Atlas Lithium on the date of the Company’s Option Exercise.

The Option is exercisable no earlier than the filing by the Company of a Form F-1 registration statement with the SEC, in connection with listing of the Company’s common stock on Nasdaq, which has occurred on September 15, 2025, and within 12 months thereafter (the “Option Term”). If the Company does not exercise the Option within the Option Term, the Option will automatically expire on the last day of the Option Term, unless the parties to this Agreement mutually agree to extend the Option Term in writing.

The Option Agreement contemplated the issuance by the Company to Atlas Lithium of shares of our common stock representing $500,000 in value within two business days of signing the Option Agreement (the “Effective Date”). Following the signing of the Option Agreement, the Effective Date for purposes of delivering the share consideration for entering into the Option Agreement, was implicitly waived by the parties and postponed to fiscal year 2025. Such understanding was subsequently reflected through the parties’ execution of a Waiver Agreement dated as of August 25, 2025 (the “Waiver Agreement”). As consideration for purchasing the Option, we issued Atlas Lithium 66,496 shares of our common stock, representing $500,000 divided by a value per share of $7.519.

In the event the Option is exercised, BMR’s acquisition will be considered and accounted for as a transaction between entities under common control.

Primary Exploration Focus

Our primary exploration focus is on advancing our rare earths, titanium, and graphite projects to support the growing global demand for these critical minerals.

Critical Minerals and Geopolitical Background

The U.S. sits atop a vast and intricate supply chain, relying on scarce and strategically critical minerals for its economy and national security—yet it controls only a fraction of global reserves.

●	Limited Domestic Supply: The U.S. holds less than 2% of global reserves for rare earths, graphite, cobalt, and nickel.

●	Economic Impact of Supply Disruptions: Rare earths drive $298 billion in economic activity, supporting 535,000 U.S. jobs and $33.3 billion in payroll. They also warn that disruptions could severely impact industries and quality of life.

The First Trump Administration

●	2020 Joint Action Plan with Canada: President Trump signed a Joint Action Plan with Canada to secure critical mineral supply chains, focusing on reducing reliance on foreign sources, particularly China.

●	Energy Resource Governance Initiative (ERGI): The U.S. partnered with Australia and Botswana to promote transparent and sustainable mineral markets under the ERGI program.

●	Energy Act of 2020: This legislation directed federal agencies to identify critical minerals and reduce barriers to mining and production.

●	Executive Orders: Trump issued multiple executive orders addressing critical mineral vulnerabilities, including declaring a national emergency to expedite domestic mining and refining.

The Biden Administration

●	Mineral Security Partnership (2024): The Biden administration launched this U.S.-led initiative with the EU and 13 other nations to finance critical mineral projects, counter China’s dominance, and enhance global cooperation.

●	Executive Order 14017 (2021): Biden issued this order to assess U.S. supply chain vulnerabilities and implement over 70 actions to strengthen resilience in critical minerals, semiconductors, and other strategic sectors.

●	Progress on Projects: Under the Mineral Security Partnership, approximately 32 projects were initiated across the supply chain, including 19 focused on upstream mining and extraction.

The Second Trump Administration

In early 2025, bilateral trade tensions between the U.S. and China intensified, leading to substantial tariff increases. At their peak in April 2025, U.S. tariffs on Chinese imports reached 145% while China imposed 125% counter-tariffs on U.S. goods. Following negotiations in May 2025, both sides agreed to temporarily suspend imposition of tariffs. Subsequently, in November 2025, both sides agreed to further extend the suspension of the imposition of tariffs until November 2026 (the “November 2025 Trump-Xi Agreement”).

China

On October 20, 2023, China announced export permit requirements for certain graphite products, effective December 1, 2023, in response to expanded U.S. semiconductor restrictions. Subsequently, in June 2024, the U.S. ended its tariff exemption on Chinese graphite anodes, reinstating the existing 25% tariff to encourage domestic production.

On April 4, 2025, China implemented export controls on seven medium and heavy rare earths — samarium, gadolinium, terbium, dysprosium, lutetium, scandium, and yttrium - as part of its response to escalating U.S. tariffs. These controls require exporters to apply for licenses and submit end-user certifications. In October 2025, China expanded controls to additional elements. As part of the November 2025 Trump-Xi Agreement, China agreed to suspend these expanded export controls until November 2026.

Effective August 1, 2023, China imposed export licensing requirements on gallium and germanium. On December 3, 2024, China banned exports of these minerals to the United States. According to the U.S. Geological Survey, China produces more than 90% of global primary gallium and is the leading producer of refined germanium. As part of the November 2025 Trump-Xi Agreement, China agreed to issue general licenses allowing exports of gallium, germanium, and other critical minerals to U.S. end users.

Through strategic investments and export controls, China has demonstrated significant leverage over critical mineral supply chain — major challenge to U.S. economic and national security interests. The November 2025 Trump-Xi Agreement has provided temporary relief, with China agreeing to suspend export bans on gallium, germanium, antimony, graphite, and rare earths through general licensing for U.S. end users. However, this relief is contingent on ongoing negotiations and could be reversed if trade tensions re-escalate when the current truce expires in November 2026.

Rare Earths Elements

Overview

Rare earth elements, or simply “rare earths”, are a group of 17 chemically similar elements that include the 15 lanthanides, along with scandium and yttrium. These elements are not particularly rare in terms of abundance in the Earth’s crust; however, they are rarely found in economically exploitable concentrations. Rare earths are crucial for a variety of modern technologies due to their unique properties, which allow them to enhance the performance of materials and devices. They are used in the production of strong permanent magnets, phosphors for lighting and displays, catalysts in petroleum refining, and in various electronic devices, including smartphones and electric vehicles.

China is the dominant player in the global rare earths market, holding the largest reserves and controlling a significant portion of the processing capacity. According to the U.S. Geological Survey, China possesses approximately 44 million metric tons of rare earths reserves, which accounts for a substantial share of the world’s total. Other countries with notable reserves include Brazil, with 21 million metric tons; India, with 6.9 million metric tons; and Australia, with 5.7 million metric tons. Despite these reserves, many countries struggle to compete with China’s established supply chain and processing capabilities, which have been developed over decades. As a result, China has maintained a near-monopoly on the processing of rare earths, representing over 90% of the global supply. Rare earths have been on the list of minerals considered critical to the economic and national security of the United States since first published by the U.S. Department of the Interior on May 18, 2018.

The uses of rare earths are extensive and critical to various industries. In the renewable energy sector, rare earths are essential for manufacturing high-performance magnets used in wind turbines and electric vehicles. For instance, neodymium and dysprosium are key components in the production of strong permanent magnets that improve the efficiency and durability of these technologies. Additionally, rare earths are used in the production of catalysts for refining petroleum, which is vital for the energy sector, as well as in the manufacturing of advanced electronics, including smartphones, tablets, and televisions. The demand for these elements is expected to grow significantly as the world shifts towards cleaner energy solutions and advanced technologies.

Rare earths represent a critical component to the U.S. economy. As the U.S. aims to enhance its technological capabilities and reduce reliance on foreign sources, securing a stable supply of rare earths has become a national priority. The U.S. currently holds about 1.9 million metric tons of rare earths reserves, primarily located at the Mountain Pass mine in California. However, the country is heavily dependent on imports, with over 60% of its rare earths coming from China. This reliance poses significant risks, particularly in light of ongoing trade tensions and geopolitical challenges. The U.S. government has recognized the strategic importance of rare earths and is actively seeking to bolster domestic production and processing capabilities to ensure a resilient supply chain for critical minerals.

Rare earths are vital to modern technology and renewable energy solutions, with China currently dominating the market in both reserves and processing. Other countries, such as Brazil and Australia, hold significant reserves but face challenges in competing with China’s established infrastructure. As the U.S. economy increasingly relies on advanced technologies, securing a stable supply of rare earths is essential for maintaining competitiveness and national security.

The 17 rare earths elements are (name / symbol / atomic number):

1.	Scandium (Sc): 21
2.	Yttrium (Y): 39
3.	Lanthanum (La): 57
4.	Cerium (Ce): 58
5.	Praseodymium (Pr): 59
6.	Neodymium (Nd): 60
7.	Promethium (Pm): 61
8.	Samarium (Sm): 62
9.	Europium (Eu): 63
10.	Gadolinium (Gd): 64
11.	Terbium (Tb): 65
12.	Dysprosium (Dy): 66
13.	Holmium (Ho): 67
14.	Erbium (Er): 68
15.	Thulium (Tm): 69
16.	Ytterbium (Yb): 70
17.	Lutetium (Lu): 71

Rare earths (“REEs”) are classified as “light” and “heavy” based on atomic number. Light REEs (“LREEs”) are comprised of lanthanum through samarium (atomic numbers 57 through 62), while heavy REEs (“HREEs”) are comprised of europium through lutetium (atomic numbers 63 through 71) and yttrium (atomic number 39), which has similar an ionic radius and chemical and physical attributes to the HREEs. HREEs tend to be less abundant and more expensive than LREEs.

Some rare earths have magnetic properties: Neodymium, Praseodymium, Dysprosium, and Terbium. Neodymium and praseodymium are key critical materials in the manufacturing of magnets that have the highest magnetic strength among commercially available magnets and enable high energy density and high energy efficiency in diverse uses. Dysprosium and terbium are key critical materials often added to the magnet alloys to increase the operating temperature.

In this report, rare earths are also presented in oxides according to the following grouping:

●	TREO (Total Rare Earths Oxides): CeO3 + La2O3 + Nd2O3 + Pr6O11 + Sm2O3 + Dy2O3 + Er2O3 + Eu2O3 + Gd2O3 + Ho2O3 + Lu2O3 + Tb4O7 + Tm2O3 + Y2O3 + Yb2O3

●	MREO (Magnetic Rare Earths Oxides): Dy2O3 + Nd2O3 + Pr4O11 + Tb4O7

●	HREO (Heavy Rare Earths Oxides): Dy2O3 + Er2O3 + Eu2O3 + Gd2O3 + Ho2O3 + Lu2O3 + Tb4O7 + Tm2O3 + Y2O3 + Yb2O3

●	LREO (Light Rare Earths Oxide): CeO3 + La2O3 + Nd2O3 + Pr4O11 + Sm2O3

Scandium, because it has a much smaller ionic radius than the REE Group, and promethium, due to analysis limitations, are not included in the TREO. The conversion from element to oxide group is as follows:

TREO = HREO + LREO

MREO = Dy_ppm*1.1477 + Nd_ppm*1.1664 + Pr_ppm*1.2081 + Tb_ppm*1.1761

HREO = Dy_ppm*1.1477 + Er_ppm*1.1435 + Eu_ppm*1.158 + Gd_ppm*1.1526 + Ho_ppm*1.1455 + Lu_ppm*1.1371 + Tb_ppm*1.1761 + Tm_ppm*1.1421 + Y_ppm*1.2699 + Yb_ppm*1.1386

LREO = Ce_ppm*1.1712 + La_ppm*1.1727 + Nd_ppm*1.1664 + Pr_ppm*1.2081 + Sm_ppm*1.1596

Some uses for other rare earths include:

●	Yttrium: Used in radar systems and superconductors. The U.S. is 100% import-dependent, with 94% from China.

●	Neodymium: Critical for permanent magnets used in electric vehicles, wind turbines, and drones. China controls 70% of production.

●	Terbium: Essential for lasers and sonar systems. China controls 90% of global supply.

●	Dysprosium: Used in magnets for drones and wind turbines. China supplies 85% globally.

Rare Earths in Brazil

Brazil has significant potential for rare earths, which are critical for various high-tech applications, including electric vehicles, renewable energy technologies, and advanced electronics. The country is believed to possess the second-largest reserves of rare earths globally, with estimates suggesting around 22 million tons of these valuable minerals. The Serra Verde project, Brazil’s first integrated rare earths mine, located in Goiás state, began operations recently and is expected to produce approximately 5,000 tons of rare earths oxides annually, focusing on essential elements like neodymium and praseodymium.

Despite these promising reserves, Brazil faces challenges in developing its rare earths industry, including low global prices for rare earths and the need for advanced processing technologies, which are currently dominated by a few players, primarily in China. However, the Brazilian government is actively supporting the sector, having allocated $195 million to finance important mineral projects, including rare earths, and is exploring recycling initiatives to enhance supply chain sustainability. With continued investment and strategic development, Brazil could emerge as a key player in the global rare earths market, potentially reducing reliance on Chinese supplies and strengthening its position in the international minerals landscape.

Our Rare Earths Effort

We hold approximately 53,692 acres of mineral rights for rare earths across two distinct projects: the Alto Paranaíba Project in Minas Gerais state and the Iporá Project in Goiás state, both described below. In the Alto Paranaíba Project, titanium, another critical mineral, occurs alongside rare earths. While management currently intends to exploit its material mineral rights that are the principal focus of our efforts, as more particularly set forth below, we possess additional mineral rights that we consider to be immaterial to our current development plan. Management intends to continue to evaluate such mineral rights with the objective to explore such mineral rights at such time as the Company’s business develops and economic conditions justify their further development and extraction. A further description of these mineral rights, including maps showing the locations, is attached as Exhibit 99.1 to this Form 20-F.

Titanium

Overview

Vital for aerospace (jet engines, airframes) and military applications (armor, missiles). The U.S. imports ~100% of titanium sponge, with China influencing 34% of global mineral production.

Titanium is a lightweight, high-strength metal known for its exceptional corrosion resistance and ability to withstand extreme temperatures. It is primarily derived from minerals such as ilmenite (FeTiO3) and rutile (“TiO2”). Titanium’s unique properties make it an ideal material for various applications, particularly in the aerospace, automotive, medical, and construction industries. Its strength-to-weight ratio is superior to that of steel, making it a preferred choice for components that require both durability and reduced weight.

The global distribution of titanium reserves is concentrated in a few key countries. As of 2023, Australia and China are the largest holders of titanium reserves, with Australia possessing approximately 40 million metric tons of ilmenite and rutile combined, while China holds around 30 million metric tons. Other countries with significant titanium reserves include India, South Africa, and Canada, each contributing to the global supply of titanium minerals. Notably, Australia is also a major producer of titanium, with its operations primarily focused on ilmenite extraction, which is the most common source of titanium.

China plays a dominant role in the processing of titanium, controlling a significant portion of the global supply chain. The country is responsible for refining a large percentage of the world’s titanium, leveraging its extensive mining operations and processing facilities. This concentration of processing capacity raises concerns for other nations, particularly the United States, which relies on imported titanium for various applications. The U.S. has limited domestic production capabilities, making it vulnerable to supply chain disruptions.

Titanium is utilized in a wide range of applications due to its desirable properties. In the aerospace industry, titanium is used for manufacturing aircraft components, including airframes and engine parts, due to its lightweight and high strength. In the medical field, titanium is favored for implants and prosthetics because of its biocompatibility and resistance to corrosion. Additionally, titanium is used in the automotive industry for components that require high strength and low weight, contributing to fuel efficiency. The construction sector also employs titanium in various applications, including roofing and structural components, due to its durability and resistance to environmental degradation.

The importance of titanium to the U.S. economy is significant, particularly as the country seeks to enhance its technological capabilities and reduce reliance on foreign sources. The U.S. titanium market is projected to grow substantially, driven by increasing demand from the aerospace and defense sectors. In 2022, the global titanium market was valued at approximately $28.59 billion, with expectations to reach nearly $52 billion by 2030. This growth underscores the critical role titanium plays in supporting advanced manufacturing and technological innovation in the U.S.

In conclusion, titanium is a vital metal with significant reserves concentrated in a few countries, primarily Australia and China. Its diverse applications across various industries highlight its importance to the U.S. economy, particularly in aerospace and medical sectors. As the demand for titanium continues to rise, ensuring a stable supply chain and enhancing domestic production capabilities will be crucial for maintaining the U.S.’s competitive edge in technology and manufacturing. Titanium has been on the list of the 35 minerals considered critical to the economic and national security of the United States since it was first published by the U.S. Department of the Interior on May 18, 2018.

Titanium in Brazil

Brazil has significant potential for titanium production, particularly through its rich mineral resources and ongoing investments in the sector. The country is home to substantial reserves of titanium-bearing minerals, primarily ilmenite and rutile, which are essential for producing titanium dioxide (“TiO₂”) and titanium metal. Recent reports indicate that Brazil’s titanium production capacity is expected to increase, driven by projects such as Largo Resources’ Maracás Menchen Mine, which has substantial titanium reserves alongside vanadium. This mine is projected to produce approximately 6.89 million tons of contained TiO₂, highlighting Brazil’s potential to become a key player in the global titanium market.

Moreover, Brazil’s titanium market is poised for growth due to rising demand in various industries, including aerospace, automotive, and construction. The country’s strategic initiatives to enhance its mining capabilities and improve processing technologies are expected to attract foreign investment and foster partnerships with international companies. As the global demand for titanium continues to rise, particularly for applications in lightweight and high-strength materials, Brazil’s rich titanium resources could play a crucial role in meeting this demand and establishing the country as a significant supplier in the international market.

Our Titanium Efforts

In our Alto Paranaíba Project, titanium is found alongside rare earths elements. We describe our initial titanium results in the section below titled “Alto Paranaíba Project.”

Alto Paranaíba Project – Rare Earths and Titanium Mineral Properties – Exploration Phase

The Alto Paranaíba Project encompasses mineral rights in the municipalities of Carmo do Paranaíba, Lagoa Formosa, Patos de Minas, Presidente Olegário, and Tiros in Minas Gerais state, distant approximately 350 km from Belo Horizonte, that state’s capital and where our primary office is located. The name “Alto Paranaíba” refers to the Paranaíba River that flows in the region.

The location where the Alto Paranaíba Project is inserted is a significant mineral province known for deposits of rare earths, titanium, phosphate, and other valuable minerals.

Rare earths and titanium mineralization in the Alto Paranaíba Project is associated with a Cretaceous geological unit, the Mata da Corda Group, which is positioned at the top of the region’s geological sequence, supporting flat hills with a 100-meter elevation difference. The Mata da Corda group is subdivided into the Patos Formation, which consists of volcanic rocks with a kamafugite, kimberlite and lamproite affinity (alkaline-ultramafic magmatism – with high P and K), and the Capacete Formation, which contains conglomerates and sandstones derived from the erosion of the Patos Formation.

With the highest known locally found rare earths grades, and hosted in clays, the Capacete Formation has been widely identified and mapped in our mineral rights of the Alto Paranaíba Project. Initial surface and auger drilling samples show zones of high grades for rare earths and titanium and geological mapping has shown high volume potential for such mineralization. In addition, these mineral rights are located near to or adjacent to Resouro Strategic Minerals Inc. (“Resouro”) and/or Equinox Resources Limited (“Equinox”), both of which are listed companies that have publicly disclosed the presence of significant concentrations of rare earths and titanium in their projects.

The project comprises a total of 21 mineral rights (16 owned mineral rights and 5 optionable mineral rights), totaling approximately 27,000 hectares and located near the cities of Patos de Minas (population: 159,235, according to a 2022 census), Carmo do Paranaíba (population: 29,011 according to a 2022 census) and Tiros (population: 6,424, according to a 2020 estimate).

Figure 1 – Location of the Alto do Paranaíba Project.

The Alto Paranaíba Project is composed of the 16 mineral rights listed below.

Project	Mineral Right Number	Area (size in hectares)	Mineral	Municipality	State, Country
Alto Paranaíba Project	832.704/2024	1,162.97	Rare Earths, Titanium	Presidente Olegário	Minas Gerais, Brazil

Alto Paranaíba Project	832.703/2024	1,603.72	Rare Earths, Titanium	Presidente Olegário	Minas Gerais, Brazil

Alto Paranaíba Project	832.702/2024	1,612.16	Rare Earths, Titanium	Presidente Olegário	Minas Gerais, Brazil

Alto Paranaíba Project	832.701/2024	1,999.55	Rare Earths, Titanium	Lagoa Formosa, Patos de Minas	Minas Gerais, Brazil

Alto Paranaíba Project	832.699/2024	1,653.78	Rare Earths, Titanium	Carmo do Paranaíba	Minas Gerais, Brazil

Alto Paranaíba Project	832.698/2024	1,913.86	Rare Earths, Titanium	Carmo do Paranaíba	Minas Gerais, Brazil

Alto Paranaíba Project	831.645/2024	1,948.54	Rare Earths, Titanium	Lagoa Formosa	Minas Gerais, Brazil

Alto Paranaíba Project	831.644/2024	376.67	Rare Earths, Titanium	Patos de Minas	Minas Gerais, Brazil

Alto Paranaíba Project	831.643/2024	139.51	Rare Earths, Titanium	Patos de Minas	Minas Gerais, Brazil

Alto Paranaíba Project	831.451/2024	1,675.27	Rare Earths, Titanium	Tiros	Minas Gerais, Brazil

Alto Paranaíba Project	831.350/2024	346.43	Rare Earths, Titanium	Tiros	Minas Gerais, Brazil

Alto Paranaíba Project	831.074/2024	1,375.93	Rare Earths, Titanium	Tiros	Minas Gerais, Brazil

Alto Paranaíba Project	831.073/2024	1,368.01	Rare Earths, Titanium	Tiros	Minas Gerais, Brazil

Alto Paranaíba Project	831.268/2021	1,725.49	Rare Earths, Titanium	Tiros	Minas Gerais, Brazil

Alto Paranaíba Project	831.279/2019	270.70	Rare Earths, Titanium	Tiros	Minas Gerais, Brazil

Alto Paranaíba Project	831.450/2024	1,987.34	Rare Earths, Titanium	Tiros	Minas Gerais, Brazil

Our material rare earths and titanium mineral rights are further described below. A further description of the Company’s immaterial rare earths and titanium mineral rights, including maps showing the locations, is attached as Exhibit 99.1 to this Form 20-F.

Mineral Right 832.704/2024

Current Status: Exploration Permit, valid until January 8, 2028. We plan to prepare and file the necessary studies with ANM to continue to maintain ownership of this mineral right after the expiration date. Exploration activities have included geological mapping and surface sampling; 75 surface samples were collected which confirmed mineralization for both rare earths and titanium.

Mata da Corda Formation was mapped in 623 hectares, with a mean thickness of 80 meters. The surface samples collected along this group show results achieving a grade of 6,759 ppm TREO, 2,192 ppm MREO, and 12% TiO2 (SPJ-000069), in addition to 55 samples with 1,500 ppm < TREO < 6,759 ppm in different locations of the area indicating mineralization potential throughout the entire group.

Figure 2 - Mineral Right 832.704/2024 - Geological and sample map.

Sample ID	Mineral Right	X	Y	NAT_RL	Lithology
APPPA00267	832.704/2024	363745	7955580	969

SPJ-000047	832.704/2024	363879	7955516	994	CON

SPJ-000057	832.704/2024	365801	7954773	979	CON

SPJ-000059	832.704/2024	365757	7954812	974	CON

SPJ-000064	832.704/2024	366363	7954706	982	KAM

SPJ-000068	832.704/2024	366339	7954715	982	KAM

SPJ-000069	832.704/2024	366321	7954762	1005	KAM

Sample ID	HREO (ppm)	LREO (ppm)	MREO (ppm)	TREO (ppm)	TiO2 (%)
APPPA00267	226	4,540	1,198	4,766	17.9

SPJ-000047	171	4,181	1,129	4,352	13.4

SPJ-000057	391	4,147	1,451	4,538	13.2

SPJ-000059	302	4,416	1,226	4,717	14.5

SPJ-000064	237	4,505	1,248	4,742	12.5

SPJ-000068	347	4,439	1,421	4,786	5.8

SPJ-000069	558	6,201	2,192	6,759	12.0

Sample ID	Description
APPPA00267	Located on the top of a conical hill with a diameter of 8.0 meters and a height of 6.0 meters, with volcanic rock at the base and, at the top, red soil and saprolite of a sandstone, likely a sandstone cap. The material is purplish with yellow veins.

SPJ-000047	Matrix supported conglomerate, with brownish matrix, and clast composed of different volcanic rocks.

SPJ-000057	Matrix supported conglomerate with red matrix and clasts composed of different volcanic rocks.

SPJ-000059	Clast supported conglomerate with clasts composed of green volcanic rock and reddish matrix composed of mud. Very weathered.

SPJ-000064	Volcanic green rock. strongly weathered.

SPJ-000068	Volcanic green rock. strongly weathered.

SPJ-000069	Reddish and weathered volcanic rock.

Table 1 – Mineral Right 832.704/2024 - Surface samples details. KAM: Kamafugite; CON: Conglomerate.

Mineral Right 832.703/2024

Current Status: Exploration Permit, valid until January 8, 2028. We plan to prepare and file the necessary studies with ANM to continue to maintain ownership of this mineral right after the expiration date.

Exploration activities have included geological mapping, surface sampling, and auger drilling; 98 surface samples were collected; 3 auger drillholes, totaling 30.5 meters, resulted in 31 drillhole samples. Such sampling confirmed mineralization for rare earths and titanium.

Mata da Corda Formation was mapped in 1147 hectares, with a mean thickness of 70 meters. The surface samples collected along this group show results achieving a grade of 6,405 ppm TREO, 1,643 ppm MREO, and 19% TiO2 (SPJ-000008), in addition to 49 samples with 1,500 ppm < TREO < 6,405 ppm in different locations and elevations of the area indicating mineralization potential throughout the entire area.

Figure 3 - Mineral Right 832.703/2024 - Geological and sample map.

Figure 4 - Mineral Right 832.703/2024 - Stratigraphic sections.

Sample ID	Mineral Right	X	Y	NAT_RL	Lithology
APPPA00281	832.703/2024	354888	7958460	1011	CON

APPPA00282	832.703/2024	355035	7958553	993	KAM

APPPA00293	832.703/2024	356058	7959455	978	KAM

APPPA00300	832.703/2024	356298	7960004	961	RCO

APPPA00302	832.703/2024	356342	7960192	949	CON

APPPA00324	832.703/2024	357507	7960430	985	KAM

APPPA00325	832.703/2024	357525	7960553	964	KAM

APPPA00331	832.703/2024	358408	7960957	978	KAM

APPPA00334	832.703/2024	358164	7960914	968	KAM

SPJ-000008	832.703/2024	358396	7960916	988	KAM

SPJ-000014	832.703/2024	357539	7960422	989	KAM

SPJ-000025	832.703/2024	355112	7958533	1005	KAM

Sample ID	HREO (ppm)	LREO (ppm)	MREO (ppm)	TREO (ppm)	TiO2 (%)
APPPA00281	218	3,344	871	3,562	10.9

APPPA00282	390	2,542	737	2,932	8.5

APPPA00293	467	2,724	740	3,191	11.3

APPPA00300	229	2,796	736	3,025	11.3

APPPA00302	257	2,123	574	2,381	9.7

APPPA00324	1,199	2,250	654	3,449	9.8

APPPA00325	269	3,214	952	3,483	10.1

APPPA00331	730	2,804	730	3,534	10.8

APPPA00334	192	3,035	787	3,227	8.3

SPJ-000008	425	5,980	1643	6,405	18.6

SPJ-000014	358	4,037	1162	4,395	9.4

SPJ-000025	318	4,161	1116	4,479	11.7

Sample ID	HREO (ppm)	LREO (ppm)	MREO (ppm)	TREO (ppm)	TiO2 (%)
APPPA00281	218	3,344	871	3,562	10.9

APPPA00282	390	2,542	737	2,932	8.5

APPPA00293	467	2,724	740	3,191	11.3

APPPA00300	229	2,796	736	3,025	11.3

APPPA00302	257	2,123	574	2,381	9.7

APPPA00324	1,199	2,250	654	3,449	9.8

APPPA00325	269	3,214	952	3,483	10.1

APPPA00331	730	2,804	730	3,534	10.8

APPPA00334	192	3,035	787	3,227	8.3

SPJ-000008	425	5,980	1,643	6,405	18.6

SPJ-000014	358	4,037	1,162	4,395	9.4

SPJ-000025	318	4,161	1,116	4,479	11.7

Table 2 – Mineral Right 832.703/2024 – Surface samples details. RCO: Recent Cover; KAM: Kamafugite; CON: Conglomerate.

Auger drilling samples intercepted 30.5 meters of Mata da Corda group, with volcanic and volcanoclastic rocks intervals. With grades 1,100 ppm < TREO < 4,078 ppm and 6.3% < TiO2 < 15.5% occurring in all lithologies of the group. The chemical results indicate that mineralization is near the surface and occurs with a minimum thickness of 10 meters at different edges and elevations of the area, also suggesting the lateral continuity of mineralization within the Mata da Corda group. The 31 drillholes samples results in 832.703/2024 have an average of 2,314 ppm TREO, 522 ppm MREO and 11% TiO2. Among the highlights of the grades are the intervals:

●	DHPM-00003, FROM: 4.00 m TO: 4.50 m, PM-00034: 4,078 ppm TREO, 939 ppm MREO and 14.7% TiO2.
●	DHPM-00003, FROM: 3.00m TO: 4.00m, PM-00032: 3,844 ppm TREO, 900 ppm MREO and 14.3% TiO2.
●	DHPM-00002, FROM: 8.00m TO: 9.00m, PM-00026: 3,189 ppm TREO, 731 ppm MREO and 15.5% TiO2.

Figure 5 – Mineral Right 832703/2024 – Auger drillhole DHPM-00001 section and TREO and MREO grades.

HOLE_ID	MINERAL RIGHT	SAMPLE_ID	FROM	TO	LENGTH	LITH	HREO (ppm)	LREO (ppm)	MREO (ppm)	TREO (ppm)	TiO2 (%)
DHPM-00001	831.703/2024	PM-00002	0.00	1.00	1.00	CGA	157	2,471	604	2,628	10.0
DHPM-00001	831.703/2024	PM-00003	1.00	2.00	1.00	CON	184	2,125	522	2,310	9.7
DHPM-00001	831.703/2024	PM-00004	2.00	3.00	1.00	CON	188	2,039	503	2,227	9.9
DHPM-00001	831.703/2024	PM-00005	3.00	4.00	1.00	CON	220	2,261	504	2,482	10.4
DHPM-00001	831.703/2024	PM-00007	4.00	5.00	1.00	CON	135	1,144	281	1,279	8.2
DHPM-00001	831.703/2024	PM-00008	5.00	6.00	1.00	CON	125	1,174	280	1,300	8.1
DHPM-00001	831.703/2024	PM-00009	6.00	7.00	1.00	CON	117	1,202	287	1,319	8.5
DHPM-00001	831.703/2024	PM-00010	7.00	8.00	1.00	CON	119	1,281	314	1,400	8.3
DHPM-00001	831.703/2024	PM-00011	8.00	9.00	1.00	CON	119	1,437	356	1,555	9.0
DHPM-00001	831.703/2024	PM-00013	9.00	10.00	1.00	CON	116	1,570	371	1,687	10.0
DHPM-00001	831.703/2024	PM-00014	10.00	10.50	0.50	CON	98	1,080	267	1,179	9.5
DHPM-00002	831.703/2024	PM-00016	0.00	1.00	1.00	CGA	109	1,730	474	1,838	7.9
DHPM-00002	831.703/2024	PM-00017	1.00	2.00	1.00	CON	172	2,511	666	2,683	11.4
DHPM-00002	831.703/2024	PM-00018	2.00	3.00	1.00	KAM	198	2,448	628	2,646	12.5
DHPM-00002	831.703/2024	PM-00019	3.00	4.00	1.00	KAM	258	2,259	567	2,517	13.1
DHPM-00002	831.703/2024	PM-00021	4.00	5.00	1.00	KAM	244	2,700	699	2,944	13.3
DHPM-00002	831.703/2024	PM-00022	5.00	6.00	1.00	KAM	231	2,316	579	2,547	12.9
DHPM-00002	831.703/2024	PM-00023	6.00	7.00	1.00	KAM	367	3,049	755	3,415	13.3
DHPM-00002	831.703/2024	PM-00025	7.00	8.00	1.00	KAM	231	2,383	567	2,615	13.7
DHPM-00002	831.703/2024	PM-00026	8.00	9.00	1.00	KAM	239	2,949	731	3,189	15.5
DHPM-00002	831.703/2024	PM-00027	9.00	10.00	1.00	KAM	237	3,097	758	3,334	15.4
DHPM-00003	831.703/2024	PM-00029	0.00	1.00	1.00	CON	80	1,221	282	1,301	6.3
DHPM-00003	831.703/2024	PM-00030	1.00	2.00	1.00	CON	102	2,082	472	2,185	11.8
DHPM-00003	831.703/2024	PM-00031	2.00	3.00	1.00	SHL	167	3,336	799	3,503	13.6
DHPM-00003	831.703/2024	PM-00032	3.00	4.00	1.00	SHL	182	3,662	900	3,844	14.3
DHPM-00003	831.703/2024	PM-00034	4.00	4.50	0.50	SHL	226	3,852	939	4,078	14.7
DHPM-00003	831.703/2024	PM-00035	4.50	6.00	1.50	KAM	132	1,904	468	2,036	10.6
DHPM-00003	831.703/2024	PM-00036	6.00	7.00	1.00	KAM	122	1,998	466	2,120	10.0
DHPM-00003	831.703/2024	PM-00037	7.00	8.00	1.00	KAM	117	1,775	400	1,892	9.4
DHPM-00003	831.703/2024	PM-00038	8.00	9.00	1.00	KAM	105	1,841	410	1,945	9.7
DHPM-00003	831.703/2024	PM-00040	9.00	10.00	1.00	KAM	111	1,616	336	1,727	9.9

Table 3 - Mineral Right 832.703/2024 – Auger drillhole sample; CON: CONGLOMERATE, KAM: KAMAFUGITE/VOLCANIC, CGA: LATERITIC SOIL, SHL: SHALE.

	MINERAL RIGHT	BLOCK	HREO (ppm)	LREO (ppm)	MREO (ppm)	TREO (ppm)	TiO2 (%)
AVERAGE	832.703/2024	2	168	2,146	522	2,314	11.0

Table 4 - Mineral Right 832.703/2024 – Average grade of auger drillhole samples per oxides.

	TRE - TOTAL RARE EARTHS (ppm)
	MRE - MAGNETIC RARE EARTHS
	Nd	Pr	Dy	Tb	Ce	La	Sm	Er	Eu	Gd	Ho	Lu	Tm	Y	Yb
AVERAGE	329	95	18	4	881	478	48	6	12	31	3	0	1	62	3

Table 5 – Mineral Right 832.703/2024 - Average grade of auger drillhole samples per element - block - Scandium (Sc) and Promethium (Pm) were not considered in the results above.

Mineral Right 832.702/2024

Current Status: Exploration Permit, valid until January 8, 2028. We plan to prepare and file the necessary studies with ANM to continue to maintain ownership of this mineral right after the expiration date. Exploration activities have included geological mapping and surface sampling; 30 surface samples were collected which confirmed mineralization for both rare earths and titanium.

Mata da Corda Formation was mapped in 283 hectares, with a mean thickness of 70 meters. The surface samples collected along this group show results achieving a grade of 4,587 ppm TREO, 1,191 ppm MREO, and 9% TiO2 (SPJ-000052), in addition to 16 samples with 1,500 ppm < TREO < 4,587 ppm in different locations of the area indicating mineralization potential throughout the entire group. Although it does not cover a large area, the Mata da Corda group of this mineral right is a continuation of mineral right 832.703/2024, which is the western boundary.

Figure 6 – Mineral Right 832.702/2024 – Geological and sample map.

Figure 7 – Mineral Right 832.702/2024 – Stratigraphic sections.

Sample ID	Mineral Right	X	Y	NAT_RL	Lithology
APPPA00348	832.702/2024	360869	7956336	952	KAM

SPJ-000052	832.702/2024	358742	7956695	1020	KAM

Sample ID	HREO (ppm)	LREO (ppm)	MREO (ppm)	TREO (ppm)	TiO2 (%)
APPPA00348	184	3,653	957	3,836	16.4

SPJ-000052	288	4,299	1191	4,587	9.1

Sample ID	Description
APPPA00348	Located at the top of a typical Capacete Formation shaped hill. At the point, purplish soil/saprolite with whitish passages.

SPJ-000052	Volcanic rock with green matrix, vesiculae with with clay and little brown minerals.

Table 6 – Mineral Right 832.702/2024 - Surface samples details. KAM: Kamafugite.

Mineral Right 832.701/2024

Current Status: Exploration Permit, valid until January 8, 2028. We plan to prepare and file the necessary studies with ANM to continue to maintain ownership of this mineral right after the termination date. Exploration activities have included geological mapping and surface sampling; 113 surface samples were collected which confirmed mineralization for both rare earths and titanium.

Mata da Corda Formation was mapped in 699 hectares, with a mean thickness of 110 meters. The surface samples collected in this group show results achieving a grade of 7,091 ppm TREO, 2,023 ppm MREO and 12% TiO2 (SPJ-00086), in addition to 58 samples with 1,500 ppm < TREO < 7,091 ppm in different locations of the area indicating mineralization potential throughout the entire group. Of the 113 surface samples.

Figure 8 – Mineral Right 832.701/2024 – Geological and sample map.

Sample ID	Mineral Right	X	Y	NAT_RL	Lithology
APPPA00198	832.701/2024	371610	7932303	959	RCO

APPPA00204	832.701/2024	371097	7932850	1045	RCO

APPPA00235	832.701/2024	373183	7930761	984	KAM

APPPA00243	832.701/2024	369862	7929790	988	KAM

APPPA00244	832.701/2024	370038	7929834	978	KAM

SPJ-00086	832.701/2024	371080	7932856	1045	CON

SPJ-00101	832.701/2024	371617	7931923	882	RCO

Sample ID	HREO (ppm)	LREO (ppm)	MREO (ppm)	TREO (ppm)	TiO2 (%)
APPPA00198	206	2,812	706	3,018	13.4

APPPA00204	256	4,513	1,304	4,770	13.1

APPPA00235	249	2,902	750	3,151	12.4

APPPA00243	234	3,296	881	3,530	8.6

APPPA00244	230	3,369	890	3,598	15.7

SPJ-00086	283	6,808	2023	7,091	11.9

SPJ-00101	223	2,798	684	3,021	13.4

Sample ID	Description
APPPA00198	Located on an upper slope, a road cut 0.80 meters high exposes a reddish-brown, gravelly soil.

APPPA00204	At the same location, a sample was collected from a very fine, earthy material deposited at the base of the road cut

APPPA00235	Located on a steep slope. Point near the ‘contact’ with the volcanic rock underlying the red soil. To the south, we are ascending the topography and encountering red soil towards the summit. To the east and west, approximately 50 meters away, volcanic outcrops are visible. At the point, there is strong red soil with some gravel

APPPA00243	Located on a steep slope. Hilltop with reddish-brown soil, gravel, and conglomerate pebbles. This hill is surrounded by occurrences of volcanic rock. This situation was observed in other locations.

APPPA00244	Located on the hilltop, with volcanic rock at the base and yellowish, gravelly soil with conglomerate pebbles at the summit. Only the final 6-8 meters of the hilltop are of red soil. Yellowish saprolite resembling the Capacete Formation was observed

SPJ-00086	Clast supported conglomerate with clasts up to 4cm of volcanic rocks and whitish rocks. Matrix composed of green mud

SPJ-00101	Soil composed of reddish clay and some lateritic pebbles

Table 7 – Mineral Right 832.701/2024 - Surface samples details. RCO: Recent Cover; KAM: Kamafugite; CON: Conglomerate.

Mineral Right 832.699/2024

Current Status: Exploration Permit, valid until January 8, 2028. We plan to prepare and file the necessary studies with ANM to continue to maintain ownership of this mineral right after the termination date.

Exploration activities have included geological mapping, surface sampling, and auger drilling. It has 91 surface samples, 3 auger drillholes, comprising 31.8 meters, and 31 drillhole samples.

Mata da Corda Formation was identified through geological mapping in 1,463 hectares, with a mean thickness of 115 meters. The surface samples collected along this group show results achieving a maximum grade of 5,984 ppm TREO, 1,700 ppm MREO and 15% TiO2, in addition to 61 samples with 1,500 ppm < TREO < 5,983 ppm in different locations of the area indicating mineralization potential throughout the entire group.

Figure 9 – Mineral Right 832.699/2024 – geological and sample map.

Figure 10 – Mineral Right 832.699/2024 – Stratigraphic sections.

Sample ID	Mineral Right	X	Y	NAT_RL	Lithology
APPPA00127	832.699/2024	371305	7903410	1043	KAM

APPPA00152	832.699/2024	369190	7903436	1054	KAM

SCAG-000011	832.699/2024	370578	7900710	974	CON

Sample ID	HREO (ppm)	LREO (ppm)	MREO (ppm)	TREO (ppm)	TiO2 (%)
APPPA00127	1,380	2,646	784	4,026	11.1

APPPA00152	647	5,337	1,700	5,984	14.8

SCAG-000011	307	3,984	1,247	4,291	13.4

Sample ID	Description
APPPA00127	Located on a mid-slope, the site shows initial signs of erosion. An outcrop of highly weathered volcanic bedrock, almost a saprolite, was observed. Above this, a 2.5 meter thick brownish soil layer is present. A sample was taken from the saprolite.

APPPA00152	Located in a 7 meter high erosion scarp on a steep slope. Purplish saprolite with whitish and yellowish streaks, exhibiting a Capacete Formation structure.

SCAG-000011	Well preserved outcrop of Capacete Formation. Reddish color and lots of magnetic clasts.

Table 8 – Mineral Right 832.699/2024 – Surface samples details.

The auger drilling samples intercepted 31.8 meters of Mata da Corda Formation, with volcanic rock and conglomerate intervals. The results indicate that mineralization is near the surface and occurs with a minimum thickness of 10 meters at different edges and elevations of the area, also suggesting the lateral continuity of the mineralization within the Mata da Corda Formation. In addition, grades > 1,500 ppm TREO and 5.8% < TiO2 < 21.2% occur in both lithologies of the group, conglomerate and volcanic rocks. The 31 drillholes samples results have an average of 3,157 ppm TREO, 760 ppm MREO and 12.7% TiO2. In particular, the following results were obtained:

●	DHCA-00001, FROM: 6.00 m TO: 7.00 m, CA-00009: 5,529 ppm TREO, 1,154 ppm MREO and 13.8% TiO2.
●	DHCA-00001, FROM: 7.00m TO: 8.00m, CA-00011: 5,199 ppm TREO, 1,205 ppm MREO and 14.1% TiO2.
●	DHCA-00002, FROM: 7.00m TO: 7.63m, CA-00023: 4,580 ppm TREO, 1,077 ppm MREO and 21.2% TiO2.

Figure 11 – Mineral Right 832.699/2024 – Sections of auger drilling with TREO and MREO grades.

HOLE_ID	SAMPLE_ID	FROM	TO	LENGTH	LITH	HREO (ppm)	LREO (ppm)	MREO (ppm)	TREO (ppm)	TiO2 (%)
DHCA-00001	CA-00002	0.00	1.00	1.00	CGA	111	1,918	482	2,029	9.4
DHCA-00001	CA-00003	1.00	2.00	1.00	KAM	91	1,641	428	1,732	5.8
DHCA-00001	CA-00004	2.00	3.00	1.00	KAM	182	3,095	829	3,277	12.1
DHCA-00001	CA-00005	3.00	4.00	1.00	KAM	244	4,254	1,217	4,498	12.2
DHCA-00001	CA-00007	4.00	5.00	1.00	KAM	221	3,315	940	3,536	14.4
DHCA-00001	CA-00008	5.00	6.00	1.00	KAM	130	1,723	465	1,853	15.2
DHCA-00001	CA-00009	6.00	7.00	1.00	KAM	379	5,150	1,154	5,529	13.8
DHCA-00001	CA-00011	7.00	8.00	1.00	KAM	364	4,835	1,205	5,199	14.1
DHCA-00001	CA-00012	8.00	9.00	1.00	KAM	326	3,256	892	3,582	15.9
DHCA-00001	CA-00013	9.00	10.30	1.30	KAM	461	4,053	1,244	4,514	16.5
DHCA-00002	CA-00015	0.00	1.00	1.00	CGA	179	2,337	585	2,516	11.4
DHCA-00002	CA-00016	1.00	2.00	1.00	CON	229	2,760	696	2,989	13.6
DHCA-00002	CA-00018	2.00	3.00	1.00	CON	186	2,521	614	2,708	12.9
DHCA-00002	CA-00019	3.00	3.92	0.92	CON	187	2,911	741	3,098	13.9
DHCA-00002	CA-00020	3.92	5.00	1.08	CON	219	3,532	957	3,750	14.6
DHCA-00002	CA-00021	5.00	6.00	1.00	CON	199	3,076	800	3,275	15.7
DHCA-00002	CA-00022	6.00	7.00	1.00	CON	176	2,791	685	2,967	15.8
DHCA-00002	CA-00023	7.00	7.63	0.63	CON	252	4,328	1,077	4,580	21.2
DHCA-00002	CA-00024	7.63	9.00	1.37	KAM	232	3,179	790	3,411	15.4
DHCA-00002	CA-00026	9.00	10.00	1.00	KAM	194	2,817	700	3,010	15.1
DHCA-00002	CA-00027	10.00	11.50	1.50	KAM	168	2,412	586	2,580	12.0
DHCA-00003	CA-00029	0.00	1.00	1.00	KAM	91	1,453	368	1,544	8.4
DHCA-00003	CA-00030	1.00	2.00	1.00	KAM	115	1,701	432	1,817	10.4
DHCA-00003	CA-00032	2.00	3.00	1.00	KAM	110	2,038	474	2,148	11.3
DHCA-00003	CA-00033	3.00	4.00	1.00	KAM	188	3,374	859	3,562	12.1
DHCA-00003	CA-00034	4.00	5.00	1.00	KAM	246	4,070	1,053	4,316	12.2
DHCA-00003	CA-00035	5.00	6.00	1.00	CON	200	3,286	826	3,486	11.0
DHCA-00003	CA-00036	6.00	7.00	1.00	CON	260	4,117	1,089	4,377	11.4
DHCA-00003	CA-00037	7.00	8.00	1.00	CON	140	2,350	572	2,489	9.3
DHCA-00003	CA-00038	8.00	9.00	1.00	CON	109	1,394	329	1,503	8.5
DHCA-00003	CA-00039	9.00	10.00	1.00	CON	157	1,839	463	1,997	8.1

Table 9 – Mineral Right 832.699/2024 – Auger drillhole sample of permit 832.699/2024. CON: CONGLOMERATE, KAM: KAMAFUGITE/VOLCANIC, CGA: LATERITIC SOIL.

	MINERAL RIGHT	BLOCK	HREO (ppm)	LREO (ppm)	MREO (ppm)	TREO (ppm)	TiO2 (%)
AVERAGE	832.699/2024	1	205	2,952	760	3,157	12.7

Table 10 - Mineral Right 832.699/2024 – Average grade of auger drillhole samples per oxides.

	TRE - TOTAL RARE EARTHS (ppm)
	MRE - MAGNETIC RARE EARTHS
	Nd	Pr	Dy	Tb	Ce	La	Sm	Er	Eu	Gd	Ho	Lu	Tm	Y	Yb
AVERAGE	489	130	23	5	1,241	589	69	7	17	43	3	0	1	68	4

Table 11 – Mineral Right 832.699/2024 – Average grade of auger drillhole samples per rare earths element.

Mineral Right 832.698/2024

Current Status: Exploration Permit, valid until May 12, 2028. We plan to prepare and file the necessary studies with ANM to continue to maintain ownership of this mineral right after the termination date. Exploration activities have included geological mapping and surface sampling; 151 surface samples were collected which confirmed mineralization for both rare earths and titanium.

Mata da Corda Formation was mapped in 794 hectares, with a mean thickness of 110 meters. The surface samples collected in the Formation include results such as 4,647 ppm TREO, 1,246 ppm MREO and 17% TiO2 (APPPA00111), in addition to 80 samples with 1,500 ppm < TREO < 4,647 ppm in different locations and elevations of the area indicating mineralization potential throughout the area.

Figure 12 – Mineral Right 832.698/2024 – Geological and sample map.

Figure 13 – Mineral Right 832.698/2024 - Stratigraphic sections.

Sample ID	Mineral Right	X	Y	NAT_RL	Lithology
APPPA00014	832.698/2024	372919	7907352	1068	RCO

APPPA00111	832.698/2024	374443	7906937	1070	KAM

PCP-000012	832.698/2024	373872	7907431	1015	KAM

SCP000034	832.698/2024	371362	7908698	942	CON

Sample ID	HREO (ppm)	LREO (ppm)	MREO (ppm)	TREO (ppm)	TiO2 (%)
APPPA00014	146	4,446	938	4,592	9.1

APPPA00111	361	4,287	1,246	4,648	17.4

PCP-000012	2,116	1,938	656	4,055	4.6

SCP000034	1,134	2,908	817	4,043	8.5

Sample ID	Description
APPPA00014	Sampled adjacent to APPPA00013. The soil is a reddish, gravelly material overlying saprolite. The soil layer is 2.5 meters thick, and the saprolite is 3.0 meters thick.

APPPA00111	Located in the southeastern portion of a previously sampled hill. Roadside cut approximately 2.0 meters high, exhibiting a matrix with a purplish color and whitish to yellowish clasts.

PCP-000012	Weathering profile with intense alteration. At the base there is tuffitic rock with beige matrix, angulose clasts of oxidized kamafugite, above the breccia is the kamafugite. There are veins of green material. There is silica cementation with clasts of kamafugite in the base, appearing to be a volcanic breccia.

SCP000034	Capacete conglomerate with matrix composed by sand and well-rounded clasts of pebbles and boulders of volcanic rocks. Its possible to see the contact with Areado Group below. SCP - 00034 (non-caulinized clasts).

Table 12 – Mineral Right 832.698/2024 – Surface samples details. RCO: Recent Cover; KAM: Kamafugite; CON: Conglomerate.

Mineral Right 831.645/2024

Current Status: Exploration Permit, valid until November 6, 2027. We plan to prepare and file the necessary studies with ANM to continue to maintain ownership of this mineral right after the termination date. Exploration activities have included geological mapping, surface sampling, and auger drilling have been executed; 5 surface samples and 14 drillhole samples from two exploratory auger drill holes were collected. Such sampling confirmed mineralization for rare earths and titanium.

Mata da Corda Formation was mapped in 1004 hectares, with a mean thickness of 55 meters. The surface samples collected along this group show results achieving a grade of 1,052 ppm TREO, 175 ppm MREO, and 8.8% TiO2 (SFJ-00005). In addition, none of the surface samples show results above 1,500 ppm. Despite this, the occurrence of the Mata da Corda group is confirmed by two drillholes.

Alto Paranaiba Project - Material Properties - Mineral Right 831645/2024

Mineral Rights - Alto Paranaíba Project
Contour (10m)
Municipalities
Hidrography
Roads
Main Roads
Country Roads
Geology
Mata da Corda Group
Collars Auger Drilling
Total Rock Chemistry TREO (ppm)
1 - 1500
DHLF-00002
DHLF-00001
BR-354
Lagoa Formosa
0 500 1.000 m
7932000
7929000
7926000
7923000
348000
351000
354000
APP PROJECT
Presidente Olegário
832703/2024
832702/2024
832704/2024
831643/2024
Patos de Minas
831644/2024
832701/2024
831645/2024
Lagoa Formosa
832698/2024
832699/2024
Carmo do Paranaíba

Figure 14 – Mineral Right 831.645/2024 – Geological and sample map.

Sample ID	Mineral Right	X	Y	NAT_RL	Lithology
SFJ-00005	831.645/2024	348545	7927352	920	RCO

SFJ-00001	831.645/2024	354315	7925571	874	RCO

SFJ-00006	831.645/2024	348941	7927549	933	RCO

SFJ-00002	831.645/2024	354315	7925571	874	RCO

SFJ-00003	831.645/2024	354396	7925574	865	SILT

Sample ID	HREO (ppm)	LREO (ppm)	MREO (ppm)	TREO (ppm)	TiO2 (%)
SFJ-00005	70	981	175	1,052	8.9

SFJ-00001	74	687	117	761	6.2

SFJ-00006	75	587	112	662	5.6

SFJ-00002	88	502	135	590	3.3

SFJ-00003	40	546	82	586	6.0

Sample ID	Description

SFJ-00005	Reddish soil with clay-sized particles and some clasts of lateritic duricrust

SFJ-00001	Reddish soil with clay-sized particles and some clasts of lateritic duricrust

SFJ-00006	Reddish soil with clay-sized particles and some clasts of lateritic duricrust

SFJ-00002	Reddish soil with clay-sized particles and some clasts of lateritic duricrust

SFJ-00003	Whitish to reddish siltstone

Table 13 – Mineral Right 831.645/2024 – Surface samples details. RCO: Recent Cover; SILT: Siltstone.

Auger Drilling performed in 2 drillholes, 10 meters each. The DHLF-00001 hit Mata da Corda group in all intervals, while the DHLF-00002 hit Mata da Corda group in the first 2 meters and Areado group in the last 8 meters. In total, the drillhole samples intercepted 12 meters of Mata da Corda group, with volcanic rock and conglomerate intervals, and 2 meters of soil in each drillhole. The results of the Auger drilling samples indicate that mineralization is near the surface and occurs with a minimum thickness of 10 meters. In addition, grades 509 ppm < TREO < 3,595 ppm and 1.7% < TiO2 < 15.8% occurs in soils, conglomerate, volcanic rock and shale of Areado group. The low TREO and TiO2 values correspond to samples from the Areado group. The 14 drillhole samples results in 831.645/2024 have an average of 2,309 ppm TREO, 539 ppm MREO and 9.2% TiO2. Among the highlights of the grades are the intervals:

●	DHLF-00001, FROM: 6.00 m TO: 7.00 m, LF-00009: 3,595 ppm TREO, 830 ppm MREO and 14.8% TiO2.
●	DHLF-00001, FROM: 8.00 m TO: 9.00 m, LF-00011: 3,213 ppm TREO, 718 ppm MREO and 15.9% TiO2.

	MINERAL RIGHT	BLOCK	HREO (ppm)	LREO (ppm)	MREO (ppm)	TREO (ppm)	TiO2 (%)
AVERAGE	831.645/2024	2	160	2,149	539	2,309	9.2

Table 14 – Mineral Right 831.645/2024 – Average grade of auger drillhole samples per oxides.

	TRE - TOTAL RARE EARTHS (ppm)
	MRE - MAGNETIC RARE EARTHS
	Nd	Pr	Dy	Tb	Ce	La	Sm	Er	Eu	Gd	Ho	Lu	Tm	Y	Yb
AVERAGE	343	95	17	3	883	463	50	6	13	31	2	0	1	56	4

Table 15 – Mineral Right 831.645/2024 - Average grade of auger drillhole samples of permit 831.645/2024 per element - block - Scandium (Sc) and Promethium (Pm) were not considered in the results above.

HOLE_ID	MINERAL RIGHT	SAMPLE_ID	FROM	TO	LENGTH	LITH	HREO (ppm)	LREO (ppm)	MREO (ppm)	TREO (ppm)	TiO2 (%)
DHLF-00001	831.645/2024	LF-00002	0.00	1.00	1.00	CGA	100	1,442	358	1,542	5.8
DHLF-00001	831.645/2024	LF-00003	1.00	2.00	1.00	CGA	107	1,580	388	1,687	6.3
DHLF-00001	831.645/2024	LF-00004	2.00	3.00	1.00	CON	145	2,297	585	2,442	9.5
DHLF-00001	831.645/2024	LF-00005	3.00	4.00	1.00	CON	215	2,856	757	3,071	11.4
DHLF-00001	831.645/2024	LF-00007	4.00	5.00	1.00	SHL	237	2,775	714	3,011	11.6
DHLF-00001	831.645/2024	LF-00008	5.00	6.00	1.00	SHL	215	3,187	758	3,402	14.1
DHLF-00001	831.645/2024	LF-00009	6.00	7.00	1.00	KAM	193	3,402	830	3,595	14.8
DHLF-00001	831.645/2024	LF-00010	7.00	8.00	1.00	KAM	186	3,174	747	3,361	14.9
DHLF-00001	831.645/2024	LF-00011	8.00	9.00	1.00	KAM	170	3,042	718	3,213	15.9
DHLF-00001	831.645/2024	LF-00013	9.00	10.00	1.00	SHL	209	1,960	515	2,169	7.0
DHLF-00002	831.645/2024	LF-00015	0.00	1.00	1.00	CGA	107	1,589	400	1,696	6.1
DHLF-00002	831.645/2024	LF-00016	1.00	2.00	1.00	CGA	127	1,681	432	1,808	6.6
DHLF-00002	831.645/2024	LF-00017	2.00	3.00	1.00	SHL	121	704	216	825	3.4
DHLF-00002	831.645/2024	LF-00018	3.00	4.00	1.00	SHL	108	401	122	509	1.8

Table 16 – Mineral Right 831.645/2024 - Auger drillhole sample of permit 831.645/2024. CON: CONGLOMERATE, KAM: KAMAFUGITE/VOLCANIC, CGA: LATERITIC SOIL, SHL: SHALE/SILTSTONE.

Mineral Right 831.644/2024

Current Status: Exploration Permit, valid until November 14, 2027. We plan to prepare and file the necessary studies with ANM to continue to maintain ownership of this mineral right after the termination date.

Exploration activities have included geological mapping and surface sampling; three surface samples were collected which showed mineralization for both rare earths and titanium.

Mata da Corda Formation was mapped in 374 hectares, with an estimated maximum thickness of 190 meters, estimated by lateral correlation with next areas, for example 832.701/2024. The lack of outcrops makes it difficult to determine the average thickness. Results of surface samples collected throughout this mineral right are pending.

Alto Paranaiba Project - Material Properties - Mineral Right 831644/2024

Mineral Rights - Alto Paranaíba Project
Contour (10m)
Municipalities
Hidrography
Roads
Main Roads
Country Roads
Geology
Mata da Corda Group
Total Rock Chemistry TREO (ppm)
Pendig
BR-365
Córrego das Posses
0 500 1.000 m
362000
364000
366000
7942000
7940000
7938000
APP PROJECT
Presidente Olegário
Patos de Minas
Lagoa Formosa
Carmo do Paranaíba
832703/2024
832702/2024
832704/2024
831643/2024
831644/2024
832701/2024
831645/2024
832698/2024
832699/2024

Figure 15 – Mineral Right 831.644/2024 – Geological and sample map.

Sample ID	Mineral Right	X	Y	NAT_RL	Lithology
SPJ-00143	831.644/2024	364138	7940635	1049	RCO

SPJ-00144	831.644/2024	363924	7941068	1084	RCO

SPJ-00145	831.644/2024	363325	7941611	1053	RCO

Sample ID	HREO (ppm)	LREO (ppm)	MREO (ppm)	TREO (ppm)	TiO2 (%)
SPJ-00143	65	859	178	924	5.8

SPJ-00144	63	643	130	705	6.4

SPJ-00145	62	1,126	265	1,188	5.3

Sample ID	Description
SPJ-00143	Reddish soil with clay-sized particles.

SPJ-00144	Reddish soil with clay-sized particles.

SPJ-00145	Well preserved outcrop of reddish soil with clay-sized particles.

Table 17 – Mineral Right 831.644/2024 – Surface samples details. RCO: Recent Cover.

Mineral Right 831.643/2024

Current Status: Exploration Permit, valid until November 14, 2027. We plan to prepare and file the necessary studies with ANM to continue to maintain ownership of this mineral right after the termination date.

Exploration activities included geological mapping and surface sampling. 19 surface samples were collected and results are pending.

Mata da Corda Formation was mapped in 93 hectares, with an estimated maximum thickness of 80 meters.

Alto Paranaiba Project - Material Properties - Mineral Right 831643/2024

7947000
7945500
7944000
352500
354000
355500
900
890
880
870
860
850
920
930
910
940
Mineral Rights - Alto Paranaíba Project
Contour (10m)
Municipalities
Hidrography
Roads
Main Roads
Country Roads
Geology
Mata da Corda Group
Total Rock Chemistry TREO (ppm)
Pendig
0
500
1.000 m
APP PROJECT
Presidente Olegário
832703/2024
832702/2024
832704/2024
831643/2024
Patos de Minas
831644/2024
832701/2024
831645/2024
Lagoa Formosa
832698/2024
832699/2024
Carmo do Paranaíba

Figure 16 - Mineral Right 831.643/2024 - Geological and sample map.

Sample ID	Mineral Right	X	Y	NAT_RL	Lithology
SPJ-00124	831.643/2024	370202	7931154	857	CON

SPJ-00125	831.643/2024	352977	7945176	865	RCO

SPJ-00126	831.643/2024	352967	7945212	867	CON

SPJ-00127	831.643/2024	352951	7945056	861	RCO

SPJ-00128	831.643/2024	352974	7945069	864	KAM

SPJ-00129	831.643/2024	353017	7945067	870	KAM

SPJ-00130	831.643/2024	353031	7945075	868	CON

SPJ-00131	831.643/2024	353029	7945068	860	CON

SPJ-00132	831.643/2024	353119	7945100	873	CON

SPJ-00133	831.643/2024	353143	7945107	876	CON

SPJ-00134	831.643/2024	353323	7945140	881	CON

SPJ-00135	831.643/2024	353426	7945156	883	RCO

SPJ-00136	831.643/2024	352845	7944927	854	RCO

SPJ-00137	831.643/2024	354696	7945472	900	CON

SPJ-00138	831.643/2024	354690	7945470	905	CON

SPJ-00139	831.643/2024	354901	7945370	929	KAM

SPJ-00140	831.643/2024	355052	7945158	933	RCO

SPJ-00141	831.643/2024	353917	7945414	891	RCO

SPJ-00142	831.643/2024	353936	7945508	913	RCO

Sample ID	HREO (ppm)	LREO (ppm)	MREO (ppm)	TREO (ppm)	TiO2 (%)
SPJ-00124	104	1,645	382	1,749	9.6

SPJ-00125	145	1,898	449	2,043	10.3

SPJ-00126	129	1,620	384	1,748	12.5

SPJ-00127	192	2,710	642	2,901	16.1

SPJ-00128	106	786	190	892	7.4

SPJ-00129	106	1,623	383	1,730	7.6

SPJ-00130	172	2,173	522	2,345	11.2

SPJ-00131	80	1,090	255	1,170	7.4

SPJ-00132	89	995	235	1,084	7,0

SPJ-00133	115	1,510	358	1,624	10.3

SPJ-00134	99	869	199	969	7.7

SPJ-00135	180	2,471	584	2,650	14.7

SPJ-00136	171	2,329	564	2,500	13.5

SPJ-00137	141	1,477	366	1,617	8.9

SPJ-00138	163	2,017	494	2,180	9.5

SPJ-00139	208	2,968	721	3,176	15.4

SPJ-00140	173	2,475	597	2,649	13.4

SPJ-00141	196	2,543	607	2,739	15.3

SPJ-00142	215	2,813	699	3,029	14.7

Sample ID	Description
SPJ-00124	Clast-supported conglomerate with clasts about 4 cm in size, composed of green volcanic rock and another whitish aphanitic rock. The matrix is composed of green mud

SPJ-00125	Reddish soil with clay-sized particles.

SPJ-00126	Clast-supported conglomerate with clasts about 4 cm in size, composed of green volcanic rock and another whitish aphanitic rock. The matrix is composed of green mud

SPJ-00127	Reddish soil with clay-sized particles

SPJ-00128	Volcanic rock with a greenish matrix and amygdales and vesicles filled with kaolinite

SPJ-00129	Volcanic rock with a greenish matrix and amygdales and vesicles filled with kaolinite

SPJ-00130	Clast-supported conglomerate with clasts about 4 cm in size, composed of green volcanic rock and another whitish aphanitic rock. The matrix is composed of green mud

SPJ-00131	Clast-supported conglomerate with clasts about 4 cm in size, composed of green volcanic rock and another whitish aphanitic rock. The matrix is composed of green mud

SPJ-00132	Clast-supported conglomerate with clasts about 4 cm in size, composed of green volcanic rock and another whitish aphanitic rock. The matrix is composed of green mud

SPJ-00133	Clast-supported conglomerate with clasts about 4 cm in size, composed of green volcanic rock and another whitish aphanitic rock. The matrix is composed of green mud

SPJ-00134	Clast-supported conglomerate with clasts about 4 cm in size, composed of green volcanic rock and another whitish aphanitic rock. The matrix is composed of green mud

SPJ-00135	Reddish soil with clay-sized particles

SPJ-00136	Reddish soil with clay-sized particles

SPJ-00137	Clast-supported conglomerate with clasts about 4 cm in size, composed of green volcanic rock and another whitish aphanitic rock. The matrix is composed of green mud

SPJ-00138	Clast-supported conglomerate with clasts about 4 cm in size, composed of green volcanic rock and another whitish aphanitic rock. The matrix is composed of green mud

SPJ-00139	Volcanic rock with a greenish matrix and amygdales and vesicles filled with kaolinite

SPJ-00140	Reddish soil with clay-sized particles

SPJ-00141	Reddish soil with clay-sized particles

SPJ-00142	Reddish soil with clay-sized particles

Table 18 – Mineral Right 831.643/2024 - Surface samples details. RCO: Recent Cover; KAM: Kamafugite; CON: Conglomerate.

Geological mapping and surface sampling have been executed; 19 surface samples were collected and confirmed mineralization for both rare earths and titanium.

Expected Costs for Planned Exploration

Phase 1

For the next phase of exploration, the work has been planned to seek synergies among the mineral rights areas, enabling proximity assessments and shared use of resources such as management teams, field supervision, and the necessary infrastructure to carry out the activities, as well as for service providers. The implementation will be divided into three phases.

In this first phase, the next steps will address mineral rights numbers 832.699/2024 and 832.698/2024, which are part of Block 1. The planned activities are described below:

● The work will begin with a geophysical magnetometric survey (drone MAG), aerophotogrammetry, and detailed topographic surveying using Lidar, with an estimated cost of US$ 65,000.

● In addition, the program will include a 4,000-meter drilling campaign, supported by the implementation of all necessary infrastructure for a complete sample management and quality control chain. This will encompass chemical analyses, proper sample storage in a dedicated facility, and the application of rigorous QA/QC protocols. The estimated cost for this phase is US$ 960,000.

● Our team which will be responsible for managing and supervising field such activities has an estimated cost of US$ 235,000.00.

● Metallurgical testing and the cost of preparing the Regulation S-K 1300 compliant technical report summary has an estimated cost of US$ 210,000.

● Contingency and other small items have an estimated cost of US$ 80,000.

Totaling the above items, an estimated cost of US$ 1,550,000 is reached to obtain the data and generate a Regulation S-K 1300 compliant technical report summary.

Phase 2

The second phase will subsequently focus on mineral rights 832.704/2024, 832.703/2024, and 832.702/2024, all of them part of Block 2. Located in the northernmost portion of the project area, these tenements will undergo the same set of activities previously described, as detailed below:

● The work will begin with a geophysical magnetometric survey (drone MAG), aerophotogrammetry, and detailed topographic surveying using Lidar, with an estimated cost of US$ 76,000.

● In addition, the program will include a 4,900-meter drilling campaign, supported by the implementation of all necessary infrastructure for a complete sample management and quality control chain. This will encompass chemical analyses, proper sample storage in a dedicated facility, and the application of rigorous QA/QC protocols. The estimated cost for this phase is US$ 1,175,000.

● Our team which will be responsible for managing and supervising such field activities has an estimated cost of US$ 290,000.

● Metallurgical testing and the cost of preparing the Regulation S-K 1300 compliant technical report summary has an estimated cost of US$ 230,000.

● Contingencies and other small items have an estimated cost of US$ 90,000.

Totaling the above items, an estimated cost of US$ 1,861,000 is reached to obtain the data and generate the Regulation S-K 1300 compliant technical report summary.

Phase 3

In the third and final planned stage of the material property exploration plan, the focus will be on mineral rights 832.701/2024, 831.645/2024, and 831.643/2024, which are part of Block 2. These tenements are located in the southern portion of the block. The same exploration activities previously described will be implemented in this area, as outlined below:

● The work will begin with a geophysical magnetometric survey (drone MAG), aerophotogrammetry, and detailed topographic surveying using Lidar, with an estimated cost of US$ 71,000.

● In addition, the program will include a 4,100-meter drilling campaign, supported by the implementation of all necessary infrastructure for a complete sample management and quality control chain. This will encompass chemical analyses, proper sample storage in a dedicated facility, and the application of rigorous QA/QC protocols. The estimated cost for this phase is US$ 1,100,000.

● Our team which will be responsible for managing and supervising such field activities has an estimated cost of US$ 270,000.00.

● Metallurgical testing and the cost of preparing the S-K 1300 compliant technical report summary has an estimated cost of US$ 225,000.

● Contingencies and other small items have an estimated cost of US$ 80,000.

Totaling the above items, an estimated cost of US$ 1,746,000 is reached to obtain the data and generate the Regulation S-K 1300 compliant technical report summary.

Figure 18 - Alto Paranaíba Project mineral rights.

For purposes of geological exploration, these mineral rights have been divided into three blocks: (i) Block 1 – Carmo do Paranaíba; (ii) Block 2 – Patos de Minas; and (iii) Block 3 – Tiros.

Figure 19 - Alto Paranaíba Project mineral rights included in Block 1, Block 2, and Block 3.

Exploration Activities

Our geology team, under the supervision of a Qualified Person under Regulation S-K 1300 for rare earths and titanium, has been performing several mineral research activities, including the following:

●	Compilation of public data: GIS database containing mainly lithologies, geophysics, public mapping data and information from neighboring competitors, such as the base elevation of the Mata da Corda Group. It also includes the ALOS PALSAR digital elevation model (12.5 m) for topography.
●	Estimation of tonnage potential: Expedited cubing performed for the areas of greatest interest based on public data. Density used 1.8 g/cm³. The result includes recent coverage that overlaps the Mata da Corda Group.
●	First-Step Reconnaissance: Rapid geological reconnaissance performed targeting the main outcrops that occur in the area and identification of units. Rock sampling is performed in parallel (chip sampling).
●	Detailed Mapping: Semi-detailed geological mapping with identification and description of outcrops that represent the entire unit of interest in the area. The base, thickness and continuity or lateral variation of the layers are also identified. Focuses on identifying the main facies and distribution of the Mata da Corda group. It is also accompanied by rock sampling (chip sample).
●	Lidar: by drone flight, for high-detail topography (50cm precision).
●	Geophysics: Aeromag and terrestrial Gamma have been used so far, using publicly available regional geophysical maps (Figure 20 and Figure 21).
●	Auger Drilling (AD): Performed with our own equipment, it is capable of drilling an average depth of 20 meters; useful for exploratory holes and large sample production.

MAGNETOMETRY
Analitic signal
350000
375000
400000
7950000
7925000
7900000
Patos de Minas
Carmo do Paranaíba
Tiros
0
7,5
15 km
ATLAS
CRITICAL MINERALS

MAGNETOMETRY
Vertical Derivative
350000
375000
400000
7950000
7925000
7900000
Patos de Minas
Carmo do Paranaíba
Tiros
Vertical - nT/m
0
7,5
15 km
ATLAS
CRITICAL MINERALS

Figure 20 – Two publicly available magnetometry maps: analytical signal and vertical derivative.

GAMMASPECTOMETRY
K U Th
K
Th
U
350000
375000
400000
7950000
7925000
7900000
Patos de
Minas
Carmo do
Paranaíba
Tiros
0
7,5
15 km
ATLAS
CRITICAL MINERALS

MAGNETOMETRY
Total intensity
Magnética - nT
350000
375000
400000
7950000
7925000
7900000
Patos de
Minas
Carmo do
Paranaíba
Tiros
0
7,5
15 km
ATLAS
CRITICAL MINERALS

Figure 21 – Ternary maps of radiometry and total magnetometry intensity.

Surface Sampling

We have carried out a soil sampling campaign, with 213 samples collected, and several strong results such as approximately 16,000 ppm of Total Rare-Earth Oxides (“TREO”) and 20% of TiO2 in our mineral right 831.268/2021.

We also carried out an auger drilling survey in two mineral rights of Block 3 (831.277/2019 and 831.278/2019), both of which are part of the Option. Five exploration drillholes, summing 62 drilled meters, intercepted Capacete Formation.

Mineral rights located in Block 2 show TREO > 1,500 ppm, reaching at times up to 7,000 ppm, and 8% < TiO2 <12% and including readings of TiO2 > 12% for some samples. In all such mineral rights the presence of Capacete Formation has been mapped, and in some places, it is up to 70 meters thick.

Block 3 also shows high grade locations, including samples which show TREO > 4,000 ppm and TiO2 > 20%.

High levels of TREO and TiO2 were obtained through an extensive whole rock sampling campaign (Figure 22), totaling 809 samples of soil, conglomerates, aphanitic porphyritic volcanic rocks, sandstones, mudstones, lateritic canga, among others. Among the 809 samples analyzed, 608 samples resulted in levels above 1,000 ppm of TREO, of which 121 resulted in levels above 3,000 ppm of TREO and 700 ppm of MREO. Of the total samples, 205 obtained TiO2 above 10%, while 27 obtained levels above 15%. In general, analytical results with high TREO and TiO2 contents were obtained, with some Block 3 contents being exceptional (TREO > 10,000 ppm, for example). While the sample with the highest content in Block 1 resulted in 5,894 ppm TREO, the areas of Block 2 demonstrate 3 samples with contents above 6,000 ppm TREO. Blocks 1 and 2 present similar results when comparing the content averages (TREO, TiO2 and MREO), with Block 1 presenting slightly higher averages (Table 19).

	Block 1 – Surface	Block 2 – Surface
Average TREO (ppm)	1,928	1,735
Average TiO2 (%)	9	8
Average MREO (ppm)	451	402

Table 19 – Average contents in surface samples in Blocks 1 and 2.

The samples from Blocks 1 and 2, as well as the high grades, are well distributed throughout the occurrence of the Mata da Corda Group within these areas, indicating lateral continuity for the mineralization of the unit. These samples reflect the occurrence of outcrops, which mostly occur in the slope region, so the plateau region has a smaller number of samples or even lower grades.

Figure 22 – Top whole rock sample results in the Alto Paranaíba Project.

Block 1

Our mineral rights of Block 1 (832.698/2024 and 832.699/2024) have profiles with large thicknesses (~110 meters) of outcropping Capacete Formation (Figure 23 and Figure 24), potentially being a type of deposit similar to that of Resouro. The Mata da Corda Group occurs from elevations of 945m to 1050m, with a lateritic cover, suggestive of alteration of the Mata da Corda, overlapping the formation from 1050m to 1100m (Figure 25). The volcanic rocks present magnetism, mostly with an aphanitic texture, locally porphyritic or with amygdalae. Volcanic breccias also occur. The Capacete conglomerate has strong magnetism, is mostly polymictic (clasts of various types) and supported by the matrix, composed of green or reddish clay (Figure 26).

Detailed mapping observed intercalations of volcanic rock (“Patos Formation”) with sedimentary rock, with laterally restricted continuities. Sampling showed high levels of TREO and TiO2 in samples dispersed in the areas and at different topographic elevations. Significant levels of magnetic rare earths oxides (“MREO”) are also found in the areas (Figure 24).

370000
375000
ATLAS CRITICAL MINERALS
SCP-034
4043 ppm TREO
9% TiO2
832.698/2024
PCP-012
4055 ppm TREO
5% TiO2
A
B
7908000
PPA-259
4592 ppm TREO
9% TiO2
PPA-356
4648 ppm TREO
17% TiO2
APP - Block 1
GEOLOGY
Patos Formation
Recent Covers
Mata da Corda Group
TREO (ppm)
4000 - 5984
3000 - 4000
1500 - 3000
500 - 1500
0 - 500
PERMITS
Atlas CM
PPA-397
5984 ppm TREO
15% TiO2
C
PPA-372
4026 ppm TREO
11% TiO2
7902000
D
PCAG-026
4291 ppm TREO
13% TiO2
832.699/2024
0
1
2 km
1:60.000
UNIVERSAL TRANSVERSE MERCATOR
SIRGAS 2000 ZONE 23S

Figure 23 – Block 1 representative TREO and TiO2 sample grades.

Figure 24 – Block 1 representative MREO sample grades.

Figure 25 – Block 1 stratigraphic profiles, showing thick layers of conglomerates from the Capacete Formation and the Patos Formation.

Figure 26 – Conglomerates of the Capacete Formation in Block 1, clast-supported facies and matrix-supported facies.

Block 2

In the mineral rights of Block 2, the Mata da Corda Group occurs over a wide area (Figure 27) and with thicknesses of up to 80 meters, outcropping from 940m to 1020m, with layers of conglomerates of the Capacete Formation up to 25m thick intercalated with layers of volcanic rock of the Patos Formation (Profiles 2). The lateritic cover in block 2 reaches 50 meters and in some places presents imbricated clasts, systematic granulometric variation and “clasts” with preserved igneous textures (e.g. porphyritic), suggesting that the cover is the product of alteration of the Capacete Formation in these places.

Sampling showed high levels of TREO and TiO2 distributed vertically and laterally along the Mata da Corda mapped in the areas (Figure 27). MREO levels are also promising levels (Figure 28).

In general, Patos and Capacete Formations appear in alternating layers with a very close distribution to each other (Figure 29). The Patos Formation presents varied textures: aphanitic, porphyritic (brown phenocrysts), with white amygdalae (possibly zeolites) and sometimes brecciated. In most cases, the volcanic rocks outcrop with advanced weathering, occurring in a friable state or even completely transformed into clay. The magnetism of these rocks, although present, is not as intense as in their sedimentary products. The Capacete Formation, for the most part, presents clast-supported conglomerates that vary between monomictic (only one type of clast) and polymictic, with a matrix composed of greenish clay and sometimes white in color. The clasts are predominantly composed of greenish aphanitic volcanic rocks and some brown and white mineral phases (Figure 30 and Figure 31).

APP - Block 2
Atlas Critical Minerals
GEOLOGY
Recent Covers
Patos Formation
Mata da Corda Group
Whole-Rock Chemistry
TREO (ppm)
4000 - 6759
3000 - 4000
1500 - 3000
500 - 1500
0 - 500
PERMITS
Atlas CM
1:50.000
Universal Transversa Mercator
SIRGAS 2000 Zona 23S
4376 ppm TREO
11% TiO2
SPJ-014
6405 ppm TREO
19% TiO2
SPJ-008
4479 ppm TREO
12% TiO2
SPJ-025
4587 ppm TREO
9% TiO2
SPJ-052
4352 ppm TREO
13% TiO2
SPJ-047
4766 ppm TREO
18% TiO2
PPA-512
4717 ppm TREO
14% TiO2
SPJ-059
6759 ppm TREO
12% TiO2
SPJ-069
4786 ppm TREO
6% TiO2
SPJ-068
A
B
C
D
E
F
832.703/2024
832.702/2024
832.704/2024
0
1
2 km
7960000
7955000
355000
360000
365000
ATLAS CRITICAL MINERALS

Figure 27 – Geological Map of Block 2 with location of profiles and best TREO and TiO2 contents.

Bloco 2 - APP
GEOLOGIA
Coberturas recentes
Formação Patos
Grupo Mata da Corda
MREO
500 - 1000
1000 - 2000
2000 - 2192
Atlas CM
1:50.000
Universal Transversa Mercator
SIRGAS 2000 Zona 23S
1643 ppm MREO
SPJ-008
1162ppm MREO
SPJ-014
1116 ppm MREO
SPJ-025
1191 ppm MREO
SPJ-052
832.703/2024
832.702/2024
1129 ppm MREO
SPJ-047
1198 ppm MREO
APPPA-267
1451 ppm MREO
SPJ-057
2192 ppm MREO
SPJ-069
832.704/2024
0
1
2 km
355000
360000
365000
7960000
7955000

Figure 28 – Geology and MREO contents for samples from Block 2, showing the lateral continuity of the high MREO content layer.

Figure 29 – Stratigraphic profiles of Block 2, demonstrating intercalations of volcanic rock and conglomerates.

Figure 30 – Conglomerates of the Capacete Formation in Block 2, clast-supported facies and matrix-supported facies.

Figure 31 – Samples of volcanic rock demonstrating aphanitic texture and outcrop of purple volcanic rock demonstrating vesicles filled with white clays, both classified in the literature as kamafugites.

Block 3 presents very high TREO contents, such as 10,000 < TREO < 28,000 ppm, but the occurrence dimensions of the Mata da Corda Group are restricted, since the mineral rights do not show many areas with elevations higher than 960 meters, the base level of the Mata da Corda in the region (Figure 32).

At some spots is possible to identify magnetic sandstones with high grades of TREO, as in permit 831.268/2021 – Northwest Tiros Block. Probably these grades above 960 meters baselevel can relate to intrusion mechanisms or sedimentary/volcanic interactions.

Alto do Paranaíba Project
Atlas Critical Minerals
GEOLOGY
Patos Formation
Mata da Corda Group
TREO (ppm) - Total of Rare Earth Oxides
4000 - 28428
3000 - 4000
1500 - 3000
500 - 1500
0 - 500
PERMITS
Atlas Recursos Minerais
Mineração Apollo
1:200.000
UNIVERSAL TRANSVERSE MERCATOR
SIRGAS 2000 ZONE 23S
831.276/2019
831.279/2019
831.350/2024
831.268/2021
831.275/2019
831.451/2024
831.074/2024
831.073/2024
831.271/2021
831.277/2019
831.278/2019
16152ppm TREO
3915ppm MREO
6% TiO2
10354ppm TREO
781ppm MREO
7% TiO2
5143ppm TREO
1090ppm MREO
23% TiO2
10586ppm TREO
679ppm MREO
13% TiO2
9983ppm TREO
832ppm MREO
16% TiO2
28870ppm TREO
7493ppm MREO
16% TiO2
5248ppm TREO
1749ppm MREO
12% TiO2
0
5
10 km
7920000
7905000
7890000
405000
420000

Figure 32 – Grade map of Block 3.

Geological mapping in areas 831.277/2019 and 831.278/2019 shows that Mata da Corda occurs above 960 meters, with the Capacete formation predominating, with mainly supported matrix and polymictic conglomerates. A total of five auger holes were drilled in these mineral rights. All of these holes were positive, intercepting rocks of the Capacete formation with advanced weathering. The holes presented attractive average contents:

●	Average TREO: 4,906 ppm
●	Average TiO2: 12%
●	Average MREO: 1,352 ppm

A schematic representation of three of the auger drill holes and some of their results is in Figure 33.

The average of surface samples results (ppm) per individual rare earths element for each block is summarized in the table below:

		TER - TOTAL RARE EARTHS (ppm)
		MRE - MAGNETIC RARE EARTHS
	BLOCK	Nd	Pr	Dy	Tb	Ce	La	Sm	Er	Eu	Gd	Ho	Lu	Tm	Y	Yb
AVERAGE	1	287	79	15	3	733	373	41	6	10	29	2	1	1	56	5
AVERAGE	2	255	71	13	3	656	341	37	5	10	26	2	1	1	53	4
AVERAGE	3	266	73	11	2	1,050	360	35	4	8	22	2	0	1	42	3

Table 20 – Average of surface samples results (ppm) per individual rare earths element for each block - Scandium (Sc) and Promethium (Pm) were not considered in the results above.

Figure 33 – Section showing three auger drill holes (DHT-001, -002 and -003), with representative results at specific depths.

Quality Assurance and Quality Control

We have utilized Quality Assurance (QA) and Quality Control (QC) methodologies under the supervision of a qualified person as defined in Regulation S-K 1300.

In particular, as described above, we carried out a surface sampling and an auger drilling campaign, aiming to identify and delineate geochemical anomalies associated with rare earths mineralization. The surface sampling campaign included soil and chip rock samples of all lithology and layers across our mineral rights. The auger drilling campaign tested possible targets to evaluate the mineralization potential. Both campaigns had all geochemical analysis performed by SGS-Geosol, an analytical laboratory located in Vespasiano, Brazil, which is considered to be the premier such testing site in Brazil (“SGS-Geosol”). SGS-Geosol is ISO 14001 and 17025 accredited by the Standards Council. SGS-Geosol is an independent third-party and provides services pursuant to arms-length contracts.

The auger drillholes were vertical and the reported intervals corresponded to the true thickness. The cores were placed in boxes, aligned and measured by the technician or geologist for core recovery. The core boxes were identified with a code, a hole ID and tags. The logging and sampling were performed at our core logging facilities. The sample intervals were defined by 1 meter, varying depending on the lithological contact, and the material for chemical analysis consisted of the right half of the core, resulting in samples with an average weight of 5 Kg. These samples were then gathered in a labelled bag, and the remaining half is kept at the box with the sample ID tag, for reference. The bagged samples were then sent to SGS-Geosol.

All samples received at SGS-Geosol were inventoried and weighted prior to being processed. Drying was done to samples having excess humidity. Sample material was crushed using jaw crushers. The SGS-Geosol analytical method used for our samples is one of their standard packages. Analytical results were sent electronically by SGS-Geosol directly to us and results were compiled in an MS Excel spreadsheet by the project geologists.

Similar procedures as described above were used for our graphite studies, described later in this report.

In addition to the laboratory quality assurance quality control (QA/QC) routinely implemented by SGS Geosol using pulp duplicate analysis, Atlas developed an internal QA/QC protocol for the projects, which consisted of the insertion of analytical standard reference materials (standards), blanks and core duplicates on a systematic basis with the samples shipped to the analytical laboratory.

Through the implementation of these protocols, Atlas ensures the quality and integrity of data, maintaining full traceability and accuracy in the results and in the processes related to geological interpretation and evaluation.

Goiás Project – Rare Earths – Exploration Phase

The Goiás Project is composed of the 18 mineral rights listed below. If the Option is exercised, an additional 18 mineral rights will be added, for a total of 36 mineral rights.

The mineral rights are located in western Goiás, in the region of Montes Claros de Goiás, Iporá and Santa Fé towns. In geological terms, this region comprises the Tocantins Structural Province in the Brasilia Fold Belt and has one geological formation with alkaline chemical affinity that are favorable for rare earths mineralization: Iporá Alkaline Complex, related to the Goiás Alkaline Province (Cretaceous). Such formation shows plutonic and subvolcanic/volcanic rocks, such as syenite, basaltic-andesite, gabbro, dunite, peridotite, pyroxenite, lamprophyre and others. They occur as sills, dikes, plugs and pipes, lava and pyroclastic deposits. These rocks can be intruded into older units such as Goiás Orthogneiss, Iporá Granite and Furnas Formation.

These rocks have high rare earths contents, as well as high P and may also have high Nb and Ni contents. Our mineral rights are in regions with odds of occurrence of the intrusions non-mapped by the regional and some mineral rights already have Iporá Alkaline Complex mapped by the regional public data. Other mineral rights (close to Iporá town) are directly adjacent to Appia, a listed company that has disclosed promising results for rare earths in its adjacent project. The weathering profile of the region can lead to laterization, which favors the formation of ionic clay deposits.

While these mineral rights are an important part of our mineral rights portfolio, they currently are not the principal focus of our exploration efforts as of the date of this report. As the Company’s business develops and economic conditions justify their development and extraction, management intends to explore the development and extraction of these minerals. A regional geographical map showing the location of the mineral rights follows, although a further description of the Company’s mineral rights, including maps showing the specific locations, is attached as Exhibit 99.1 to this Form 20-F.

Figure 34: Regional geological map with our mineral rights (in blue) and the occurrence of the Ipora Alkaline Complex

Figure 35: Geological map showing the proximity of our mineral rights to the Appia targets, and the Ipora Alkaline Complex occurrence.

The Company’s mineral rights are listed below, consisting of 18 owned by the Company with an additional 18 mineral rights to be added in the event the Company exercises the Option, resulting in a total of 36 mineral rights:

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

Graphite

Overview

Graphite has been on the list of the minerals considered critical to the economic and national security of the United States since an initial list published by the U.S. Department of the Interior on May 18, 2018. Graphite is the most used anode in lithium-ion batteries, benefitting from its high energy and power density. The global need for high-quality, low impurity graphite is directly related to the growth in electric vehicle (“EV”) adoption as discussed above. According to recent publication from Benchmark Mineral Intelligence, a well-respected mineral consultancy, to meet demand for anode materials, an estimated 97 natural flake graphite mines will need to be built by 2035, assuming an average size of 56,000 tons a year and no contribution from recycling.

Graphite plays a critical role in steel production, automotive manufacturing, lubricants, and battery technology—particularly as the anode material in most lithium-ion batteries. It also is used extensively in military applications including rocket and missile nozzles, jet engine components, submarine hulls to reduce acoustic signatures, and more.

China accounts for 77% of the world’s graphite production, with the U.S. sourcing 44% of its supply from China. Despite its reliance on imports, the U.S. has no active graphite mines.

Natural graphite is a naturally occurring form of carbon that is characterized by its crystalline structure and unique properties, including excellent electrical and thermal conductivity. It is primarily found in three forms: flake, amorphous, and lump graphite. Flake graphite is the most commercially valuable form, used in various applications due to its high purity and conductivity. Natural graphite is essential in numerous industries, particularly in the production of batteries, lubricants, and refractories, making it a critical mineral in the modern economy.

Countries with significant natural graphite reserves include China, Brazil, Mozambique, Madagascar, and India. As of 2023, China holds the largest reserves, estimated at around 78 million metric tons, which accounts for approximately 28% of the global total. Brazil follows with about 74 million metric tons, while Mozambique and Madagascar have reserves of 25 million and 24 million metric tons, respectively. Despite these reserves, the mining and processing of natural graphite are not evenly distributed globally. China dominates the processing sector, controlling over 60% of the world’s graphite production and refining capabilities. This concentration of processing capacity raises concerns about supply chain vulnerabilities for countries that rely heavily on imported graphite.

Natural graphite is used in a wide range of applications, with the most significant demand coming from the battery industry, particularly for lithium-ion batteries (“LIBs”). As the world transitions to EVs and renewable energy storage solutions, the demand for natural graphite is expected to surge. In 2023, approximately 33% of natural graphite was used in batteries, while other applications included lubricants, refractories, and foundry products. The unique properties of natural graphite, such as its ability to withstand high temperatures and its excellent conductivity, make it an ideal material for these applications. Furthermore, the growing emphasis on sustainability and environmental responsibility has led to increased interest in natural graphite, as it is often considered more environmentally friendly compared to synthetic alternatives.

The importance of natural graphite to the U.S. economy is significant, particularly as the country seeks to enhance its technological capabilities and reduce dependence on foreign sources. The U.S. has identified natural graphite as a critical mineral, essential for national security and economic stability. Currently, the U.S. relies heavily on imports for its graphite supply, with a substantial portion coming from China. This reliance poses risks, especially in light of geopolitical tensions and trade restrictions. To mitigate these risks, the U.S. government is actively pursuing strategies to bolster domestic production and processing of natural graphite, which could enhance supply chain resilience and support the growth of clean energy technologies.

When comparing natural graphite to synthetic graphite, several advantages of natural graphite become apparent. Natural graphite typically has a higher crystalline structure, which results in better electrical and thermal conductivity than synthetic graphite. Additionally, natural graphite is often less expensive to produce, as it requires less energy and fewer resources compared to the energy-intensive processes involved in synthesizing graphite. The environmental impact of natural graphite extraction can also be lower than that of synthetic graphite production, particularly when sustainable mining practices are employed. As demand for graphite continues to rise, the benefits of natural graphite over synthetic alternatives will likely play a crucial role in shaping future supply chains and market dynamics.

In summary, natural graphite is a vital resource with significant reserves concentrated in a few countries, primarily China. Its applications in batteries and other industries underscore its importance to the U.S. economy, particularly as the nation seeks to enhance its technological capabilities and reduce reliance on imports. The advantages of natural graphite over synthetic graphite further highlight its potential role in supporting sustainable development and clean energy initiatives.

Graphite in Brazil

Brazil holds significant potential for natural graphite production, boasting the second-largest reserves of this critical mineral globally, estimated at approximately 74 million metric tons as of 2024. This positions Brazil as a key player in the graphite market, particularly as demand for natural graphite is projected to grow rapidly due to its essential role in various applications, including batteries for EVs, lubricants, and steel production. The Brazilian graphite market is expected to experience a compound annual growth rate (“CAGR”) of 6.1% from 2025 to 2030, with natural graphite being the fastest-growing segment within the industry.

The country is also strategically positioned to capitalize on the Increasing global demand for graphite, driven by the transition to renewable energy and the electrification of transportation. Brazil’s government is actively promoting the development of its mineral resources, including graphite, to enhance its industrial capabilities and reduce reliance on imports. However, challenges remain, such as the need for improved infrastructure and investment in mining technologies to fully exploit its graphite reserves. With the right policies and investments, Brazil could emerge as a leading supplier of natural graphite in the coming years.

Our Graphite Efforts

Our Malacacheta Project is strategically positioned to target critical minerals, specifically graphite. While in the early stages of exploration, this project offers significant long-term growth potential.

Our Arcos Project is a graphite project located near Nacional de Grafite, a leading graphite producer with over eight decades of experience in the Brazilian market. The Arcos Project requires further geological exploration but complements our overall portfolio and presents additional opportunities.

The studied area is located within the Araçuaí Orogen, situated in the central-eastern portion of Brazil, encompassing parts of the states of Minas Gerais, Bahia, and Espírito Santo. This orogen represents a Neoproterozoic belt that developed along the southern margin of the São Francisco Craton, as part of the Brasiliano/Pan-African system associated with the amalgamation of the Gondwana supercontinent (Almeida et al., 1973).

The evolution of the Araçuaí Orogen began around 880 Ma, with the opening of the Macaúbas Basin representing one of the earliest records of this process, in an advanced continental rift setting that later evolved into a confined oceanic basin with incipient oceanic crust (Pedrosa-Soares et al., 2007). This basin hosts important stratigraphic units, among which the Capelinha and Ribeirão da Folha formations—both part of the Macaúbas Group—are particularly noteworthy.

Our Mineral Properties – Graphite

Project	Mineral Right Number	Area (size in hectares)	Mineral	Municipality	State, Country
Malacacheta Project	831.698/2021	260.95	Graphite	Malacacheta	Minas Gerais, Brazil

Malacacheta Project	830.954/2021	997.28	Graphite	Malacacheta	Minas Gerais, Brazil

Arcos Project	830.073/2022	1,655.23	Graphite	Arcos	Minas Gerais, Brazil

Minas Gerais Project	830.471/2025	1,938.04	Graphite	Divisópolis	Minas Gerais, Brazil

Minas Gerais Project	830.470/2025	1,901.46	Graphite	Divisópolis	Minas Gerais, Brazil

Minas Gerais Project	830.467/2025	1,988.02	Graphite	Divisópolis	Minas Gerais, Brazil

Minas Gerais Project	830.466/2025	1,957.21	Graphite	Divisópolis	Minas Gerais, Brazil

Minas Gerais Project	830.464/2025	1,684.88	Graphite	Jacinto	Minas Gerais, Brazil

The following mineral rights are currently deemed by management to be material to the Company’s business:

Mineral Right 831.698/2021

Current Status: Exploration Permit, with a final research report filed by the prior owner with ANM and under current review.

Figure 36 – Map of Mineral Right 831.698/2021.

Mineral Right 830.954/2021

Current Status: Exploration Permit, valid until June 25, 2026. We plan to prepare and file the necessary studies with ANM to continue to maintain ownership of this mineral right after the termination date.

Figure 37 – Map of Mineral Right 830.954/2021.

The following mineral right is deemed by management not to be material as of the date of this report; however, as economic and market conditions warrant, management may develop the mineral right in the future:

Malacacheta Project – Graphite – Exploration Phase

In our Malacacheta Project, during our initial exploration phase in 2023, we successfully identified surface outcrops with visible graphite, delineated mineralized bodies, and established a primary structural trend. Rock samples were collected (nine samples), and preliminary auger core drilling was conducted (21 drill holes), providing strong indications of the project’s potential.

Figure 38 – Malacacheta Project – our interpretation of the local structural trend.

Figure 39 – Malacacheta Project – outcrop of graphitic mica schist with “flake”.

Figure 40 – Malacacheta Project – outcrop of graphitic mica schist with intercalated gneiss layers.

Our latest exploration campaign has expanded our understanding of the Malacacheta Project’s mineral potential. We have systematically mapped and described 43 new tpoints, paying close attention to surface exposures and sub-surface features. A comprehensive sampling program has been completed, with 17 samples of graphite schist and mica-schist with graphite collected from mineral rights 830.954/2021 and 831.698/2021. These samples are currently undergoing detailed geochemical analysis at the SGS laboratory in Vespasiano, Minas Gerais, a well-regarded independent facility.

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

Figure 41 – Flake-shaped graphite and graphite schist outcrop

For the next phase of exploration the planned expenditures during the resource exploration and resource reporting phases of the Malacacheta Project will be described, which covers mineral rights 831.698/2021 and 830.954/2021.

● The work will begin with a geophysical magnetometric survey (drone MAG), aerophotogrammetry, and detailed topographic surveying using Lidar, with an expected cost of US$ 75,000.

● Followed by detailed fieldwork, including the collection of samples for chemical analysis to support high-resolution geological mapping, to be carried out by our team of geologists, with an expected cost of US$ 85,000.

● In addition, the program will include a 5,000-meter drilling campaign, supported by the implementation of all necessary infrastructure for a complete sample management and quality control chain. This will encompass chemical analyses, proper sample storage in a dedicated facility, and the application of rigorous QA/QC protocols. The estimated cost for this phase is US$1,550,000.

● Our team that will be responsible for managing and supervising the field activities delineated above has an estimated cost of US$ 160,000.

● Metallurgical testing and the cost of the preparation of the Regulation S-K 1300 compliant technical report summary has an estimated cost of US$ 170,000.

● Contingency and other small items have an estimated cost of US$ 105,000.

Totaling the above items, an estimated cost of US$ 2,145,000 is reached to obtain the data and generate a Regulation S-K 1300 compliant technical report summary for the Malacacheta Project.

Uranium

Overview

Uranium is essential for nuclear energy and weapons. The U.S. imports ~95% of uranium, primarily from Canada and Kazakhstan. China controls 13% of global production.

Uranium is a dense, silvery-white metal with the chemical symbol U and atomic number 92. It is a naturally occurring element found in rocks, soil, and water, and it is best known for its role as the primary fuel for nuclear power plants. Uranium’s unique properties, including its ability to undergo nuclear fission—where the nucleus of an atom splits, releasing a significant amount of energy—make it a critical resource for generating electricity and powering nuclear reactors. In addition to its energy applications, uranium also has important uses in military technologies, including nuclear weapons and naval propulsion systems for submarines and aircraft carriers.

The global distribution of uranium reserves is concentrated in a few key countries. Australia holds the largest share, accounting for approximately 28% of the world’s known recoverable reserves, followed by Kazakhstan and Canada. Together, these three countries dominate global uranium production, with Kazakhstan being the largest producer, responsible for over 40% of the world’s supply. Other significant producers include Namibia, Niger, and Russia. The United States also has substantial uranium reserves, primarily in Wyoming and New Mexico, but domestic production has declined significantly in recent decades, leaving the country reliant on imports to meet its needs.

Uranium’s primary use is in the generation of nuclear energy. Nuclear power plants use enriched uranium, typically in the form of uranium dioxide pellets, as fuel to produce electricity through controlled nuclear fission reactions. This process provides a reliable, low-carbon source of energy, making nuclear power an important component of efforts to combat climate change. In addition to civilian energy production, uranium is essential for military applications. Highly enriched uranium is used in the production of nuclear weapons, while lower-enriched uranium powers naval reactors for submarines and aircraft carriers. The element is also used in research reactors and in the production of medical isotopes for cancer treatment and diagnostic imaging.

Kazakhstan’s dominance in uranium mining is largely due to its use of in situ recovery (ISR) technology, a cost-effective and environmentally less invasive method of extracting uranium from underground deposits. The country’s state-owned company, Kazatomprom, is the world’s largest uranium producer, supplying fuel to global markets. Canada, particularly through its high-grade uranium mines in Saskatchewan, also plays a crucial role in the global supply chain. However, the processing and enrichment of uranium are concentrated in a few countries, with Russia, the United States, France, and China leading in enrichment capacity. This concentration has raised geopolitical concerns, particularly in light of tensions between major powers.

For the United States, uranium is a critical mineral due to its importance in both energy security and national defense. Nuclear power provides about 20% of the country’s electricity and is its largest source of carbon-free energy. However, the U.S. currently imports over 90% of its uranium, primarily from Canada, Kazakhstan, and Australia, making it highly dependent on foreign sources. The U.S. government has been working to revitalize domestic uranium mining and processing capabilities, including the establishment of a strategic uranium reserve to reduce reliance on imports and ensure a stable supply for both civilian and military needs.

As the world transitions to cleaner energy sources, uranium’s role in the global economy is expected to grow. Nuclear power is increasingly recognized as a key component of strategies to reduce carbon emissions, particularly in countries seeking to replace coal and other fossil fuels. The development of advanced nuclear technologies, such as small modular reactors (SMRs) and next-generation reactors, could further increase demand for uranium. However, challenges such as public opposition to nuclear power, concerns about nuclear waste, and geopolitical tensions surrounding uranium supply chains must be addressed. Given its critical role in energy and security, uranium will continue to be a vital resource in the decades to come.

Uranium in Brazil

Brazil holds significant uranium reserves, ranking among the top ten countries globally in identified resources. However, uranium mining in Brazil is subject to stringent government control, as uranium extraction, processing, and commercialization fall under state monopoly, as defined by the Brazilian Constitution. Indústrias Nucleares do Brazil (“INB”) is the state-owned company responsible for uranium mining and nuclear fuel production in the country.

The Federal Constitution establishes that “the exploration of nuclear services and facilities of any kind, as well as the state monopoly over the research, mining, enrichment, reprocessing, industrialization, and trade of nuclear ores and their derivatives,” is an exclusive competence of the Brazilian federal government. Furthermore, Law No. 14.514/2022 and Decree No. 51.726/1963 stipulate that Brazil’s federal monopoly includes:

●	Research and mining of nuclear ore deposits located within national territory;
●	The trade of nuclear ores and their concentrates, nuclear elements and their compounds, fissile and fertile materials, artificial radioisotopes, radioactive substances from the three natural series, and nuclear by-products;
●	The production and industrialization of nuclear materials.

Nuclear activities in Brazil are monitored by the National Nuclear Energy Commission (CNEN), and operations are conducted exclusively by INB, the sole company authorized to mine and process uranium in the country. Recently, Law No. 14.514/2022 allowed INB to provide services to national and international entities, both public and private, within Brazil or abroad, while maintaining Brazil’s federal monopoly. Additionally, nuclear activities in Brazil require legislative approval and are permitted solely for peaceful purposes, as per international agreements ensuring responsible use of nuclear energy.

Anticipating potential legislative changes in Brazil in the coming years, we are strategically evaluating areas with uranium potential.

The following is a description of the uranium* mineral rights owned by the Company. These rights are currently deemed by management to be immaterial to the Company’s current business plans; however, as the Company’s business develops and market conditions render the further development and extraction of these minerals economically feasible, management intends to monetize its mineral rights set forth below. A further description of the Company’s immaterial rare earths, phosphate and uranium and mineral rights, including maps showing the locations, is attached as Exhibit 99.1 to this Form 20-F.

Project	Mineral Right Number	Area (hectares)	Mineral	Municipalities	State, Country
Tocantins Project	864.038/2025	9,784.21	Rare Earths, Phosphate, (Uranium)*	Rio Sono	Tocantins, Brazil
Tocantins Project	864.037/2025	9,878.47	Rare Earths, Phosphate, (Uranium)*	Rio Sono	Tocantins, Brazil
Tocantins Project	864.036/2025	9,512.65	Rare Earths, Phosphate, (Uranium)*	Rio Sono	Tocantins, Brazil
Tocantins Project	864.035/2025	9,507.05	Rare Earths, Phosphate, (Uranium)*	Lizarda	Tocantins, Brazil
Tocantins Project	864.034/2025	9,877.45	Rare Earths, Phosphate, (Uranium)*	Rio Sono	Tocantins, Brazil
Tocantins Project	864.033/2025	9,989.40	Rare Earths, Phosphate, (Uranium)*	Miracema do Tocantins	Tocantins, Brazil
Tocantins Project	864.032/2025	9,859.72	Rare Earths, Phosphate, (Uranium)*	Miracema do Tocantins	Tocantins, Brazil
Goiás Project	860.161/2025	1,970.91	Rare Earths, (Uranium)*	Iporá, Amorinópolis	Goiás, Brazil
Goiás Project	860.160/2025	1,973.39	Rare Earths, (Uranium)*	Ivolândia	Goiás, Brazil
Goiás Project	860.150/2025	1,943.40	Rare Earths, Phosphate, (Uranium)*	Ivolândia	Goiás, Brazil
Goiás Project	860.149/2025	1,970.21	Rare Earths, Phosphate, (Uranium)*	Moiporá	Goiás, Brazil
Goiás Project	860.148/2025	1,824.27	Rare Earths, Phosphate, (Uranium)*	Moiporá	Goiás, Brazil
Goiás Project	860.144/2025	1,980.57	Rare Earths, Phosphate, (Uranium)*	Iporá	Goiás, Brazil
Goiás Project	860.133/2025	1,936.15	Rare Earths, Phosphate, (Uranium)*	Iporá	Goiás, Brazil
Goiás Project	860.131/2025	1,977.18	Rare Earths, Phosphate, (Uranium)*	Iporá	Goiás, Brazil
Pará Project	850.087/2025	9,905.37	Copper (Uranium)*	Santana do Araguaia	Pará, Brazil
Pará Project	850.077/2025	9,600.18	Copper (Uranium)*	Santana do Araguaia	Pará, Brazil
Minas Gerais Project	830.464/2025	1,929.49	Rare Earths, Graphite (Uranium)*	Jacinto, Salto da Divisa	Minas Gerais, Brazil

* Current Brazilian legislation does not allow uranium to be listed as a primary mineral; any discovery of uranium by us would be as a byproduct and in the context of exploring another mineral as listed.

Copper

Overview

Copper is a highly conductive metal that plays a crucial role in various industries due to its excellent electrical and thermal conductivity, malleability, and resistance to corrosion. It is one of the oldest metals used by humans, with applications dating back thousands of years. In modern times, copper is essential in the manufacturing of electrical wiring, plumbing, roofing, and various electronic devices. Its versatility makes it a critical component in renewable energy technologies, EVs, and infrastructure development, particularly as the world transitions to greener energy solutions.

As of 2023, the largest reserves of copper are found in Latin America, with Chile and Peru holding the most significant shares. Chile is home to approximately 200 million metric tons of copper reserves, making it the world’s largest producer, while Peru follows with about 87 million metric tons. Other countries with notable copper reserves include China, Australia, and the United States. Despite having substantial reserves, the U.S. only mines about 5% of the world’s copper, highlighting its reliance on imports to meet domestic demand.

China plays a dominant role in the processing of copper, controlling a significant portion of the global refining capacity. Although China holds only about 4% of the world’s copper reserves, it produces approximately 45% of the world’s refined copper. This processing capacity is largely fueled by imports of raw copper from countries like Chile and Peru, which have established long-term supply agreements with Chinese firms. The concentration of processing capabilities in China raises concerns for other nations, particularly the United States, which seeks to diversify its copper supply chains to reduce vulnerability to geopolitical tensions and trade disruptions.

Copper is utilized in a wide range of applications across various sectors. In the electrical industry, it is used for wiring and power transmission due to its excellent conductivity. In construction, copper is employed in plumbing, roofing, and HVAC systems. The automotive industry also relies on copper for EVs, where it is used in batteries and wiring harnesses. Furthermore, copper is critical in renewable energy technologies, such as solar panels and wind turbines, where it facilitates efficient energy transfer. The demand for copper is expected to increase significantly as the world moves towards electrification and sustainable energy solutions.

The importance of copper to the U.S. economy is substantial, particularly as the country aims to enhance its technological capabilities and reduce dependence on foreign sources. The Biden administration had set ambitious goals for clean energy and infrastructure development, which would require a significant increase in copper supply. By 2035, the U.S. would need to double its annual copper supply to meet such targets. Additionally, copper is classified as a critical mineral by the U.S. government, emphasizing its strategic importance for national security and economic stability. Efforts are underway to bolster domestic copper production and processing capabilities, including investments in mining projects and partnerships with Latin American countries to secure a stable supply.

In conclusion, copper is a vital metal with significant reserves concentrated in Latin America, particularly in Chile and Peru. Its diverse applications across various industries underscore its importance to the U.S. economy, especially in the context of the growing demand for clean energy technologies and infrastructure development. Ensuring a stable supply chain and enhancing domestic production capabilities will be crucial for maintaining the U.S.’s competitive edge in technology and manufacturing.

Copper in Brazil

Brazil has significant potential for copper production, with the country being the fourteenth-largest producer of copper globally as of 2023. In that year, Brazil produced approximately 344 thousand metric tons of copper, which, while a decrease from the previous year, still reflects a substantial increase compared to the early 2010s when production was below 214 thousand tons. The country accounts for about 1% of global copper production, with major mining companies like Vale and Lundin Mining leading the sector. Vale, in particular, has been focusing on increasing its output and improving operational efficiencies to capitalize on the growing demand for copper, especially in the context of the global transition to renewable energy and electric vehicles.

Brazil’s copper production is expected to grow at a CAGR of approximately 3% between 2023 and 2027, driven by increasing investments in mining infrastructure and exploration activities. The country’s rich mineral resources, combined with favorable geological conditions, position Brazil as a key player in the copper market. Additionally, the Brazilian government is actively promoting the mining sector, aiming to attract foreign investment and enhance the regulatory framework to support sustainable mining practices. This strategic focus on copper production aligns with global trends, as the demand for copper is projected to rise significantly due to its essential role in various industries, including construction, electronics, and renewable energy technologies.

The following is a description of our copper mineral rights owned by the Company. These rights are currently deemed by management to be immaterial to the Company’s current development plan; however, as the Company’s business develops and market conditions render the further development and extraction of copper economically feasible, management intends to monetize its mineral rights set forth below. A further description of the Company’s immaterial copper mineral rights, including maps showing the locations, is attached as Exhibit 99.1 to this Form 20-F.

Project	Mineral Right Number	Area (hectares)	Mineral	Municipality	State, Country
Bom Jardim de Goiás Project	860.730/2023	1,994.83	Copper	Bom Jardim de Goiás	Goiás, Brazil
Bom Jardim de Goiás Project	860.729/2023	1,245.00	Copper	Bom Jardim de Goiás	Goiás, Brazil
Bom Jardim de Goiás Project	860.728/2023	1,974.10	Copper	Bom Jardim de Goiás	Goiás, Brazil
Bom Jardim de Goiás Project	860.727/2023	1,942.13	Copper	Baliza	Goiás, Brazil

Nickel

Overview

Nickel is a silvery-white metal that is highly valued for its strength, corrosion resistance, and ability to withstand high temperatures. It is primarily used in the production of stainless steel, batteries, and various alloys. Nickel is classified as a critical mineral due to its essential role in modern technologies, particularly in the manufacturing of EV batteries, where it enhances energy density and overall performance. In 2023, over 50% of batteries produced utilized nickel-rich chemistries, underscoring its importance in the transition to cleaner energy sources.

The global distribution of nickel reserves is concentrated in a few key countries. As of 2023, Indonesia is the largest producer of nickel, accounting for approximately 54% of the world’s mined nickel supply. Other significant nickel-producing countries include the Philippines, Russia, Australia, and Canada. Indonesia’s dominance in nickel production is expected to increase, with forecasts suggesting it will represent over 60% of global supply by 2028. The reserves are primarily found in laterite ores, which are rich in nickel and can be processed to produce nickel metal.

China plays a crucial role in the processing of nickel, controlling a significant portion of the global nickel refining capacity. In 2023, it was reported that around 54% of Indonesia’s nickel output came from Chinese majority-owned producers, highlighting the interconnectedness of the two countries in the nickel supply chain. This concentration of processing capabilities raises concerns for other nations, particularly the United States, which relies heavily on imported nickel for its industrial and technological needs.

Nickel is utilized in a wide range of applications beyond batteries. Its primary use is in the production of stainless steel, which accounts for approximately 70% of global nickel consumption. Nickel is also essential in the aerospace and defense industries, where it is used in high-performance alloys and components that require exceptional strength and resistance to corrosion. Additionally, nickel is used in the production of catalysts for chemical processes and in various electronic applications, including data centers and AI technologies.

The importance of nickel to the U.S. economy cannot be overstated, particularly as the country seeks to enhance its technological capabilities and reduce reliance on foreign sources. In 2023, the U.S. imported over 159,000 tons of nickel, with 46% of these imports coming from Canada, which accounted for only 4% of global production. The U.S. government has recognized nickel as a critical mineral, essential for national security and economic stability. Efforts are underway to bolster domestic production and processing capabilities, including investments in mining projects and partnerships with Canadian companies to secure a stable supply of nickel for future needs.

In summary, nickel is a vital metal with significant reserves concentrated in a few countries, primarily Indonesia and the Philippines. Its diverse applications across various industries highlight its importance to the U.S. economy, particularly in the context of the growing demand for electric vehicles and renewable energy technologies. Ensuring a stable supply chain and enhancing domestic production capabilities will be crucial for maintaining the U.S.’s competitive edge in technology and manufacturing.

Nickel in Brazil

Brazil has significant potential for nickel production, positioning itself as one of the key players in the global nickel market. As of 2023, Brazil ranks as the eighth-largest nickel producer in the world, contributing approximately 2% of global nickel output. The country has seen a CAGR of 3% in nickel production from 2017 to 2022, with expectations of an accelerated growth rate of 8% CAGR from 2023 to 2027. Major producers in Brazil include mining giants such as Vale and Anglo American, which have been expanding their operations and increasing output. For instance, Vale’s nickel production has been bolstered by its extensive mining infrastructure and commitment to sustainable practices, while Anglo American reported a 32% increase in output during 2020-2021.

The demand for nickel is expected to rise significantly, driven by its critical role in battery production for EVs and renewable energy technologies. Brazil’s rich nickel reserves, combined with its strategic initiatives to enhance mining operations and attract foreign investment, position the country to capitalize on this growing demand. The Brazilian government is actively promoting the development of its mineral resources, which includes streamlining licensing processes and improving environmental standards to ensure sustainable mining practices. As global markets shift towards greener technologies, Brazil’s nickel industry is poised for substantial growth, potentially increasing its share in the international market and contributing to the country’s economic development.

The following is a description of our nickel mineral right owned by the Company. This right is currently deemed by management to be immaterial to the Company’s current development plan; however, as the Company’s business develops and market conditions render the further development and extraction of nickel economically feasible, management intends to monetize its mineral right set forth below.

Project	Mineral Right Number	Area (hectares)	Mineral	Municipality	State, Country
Piauí	803.031/2021	1,101.24	Nickel	Capitão Gervásio	Piauí, Brazil

Iron Ore

Overview

The following is an overview of our planned iron ore operations, including Rio Piracicaba Project, which is permitted and currently in operation. As discussed throughout this section, our operations in Rio Piracicaba started on November 28, 2025.

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

Iron ore is a naturally occurring mineral from which iron (Fe) is extracted. It is primarily composed of iron oxides, with the most common types being hematite (Fe2O3) and magnetite (Fe3O4). Iron ore is a critical raw material in the production of steel, which is essential for construction, manufacturing, and various industrial applications. The extraction and processing of iron ore involve several stages, including mining, crushing, and beneficiation, which enhance the ore’s iron content before it is smelted in blast furnaces to produce pig iron and subsequently steel.

As of 2023, the largest reserves of iron ore are concentrated in a few key countries. Australia leads the world with approximately 50 billion metric tons of iron ore reserves, accounting for about 29% of the global total. Brazil follows with around 30 billion metric tons, while Russia, China, and India also hold significant reserves, with estimates of 25 billion, 23 billion, and 9 billion metric tons, respectively. These countries play a crucial role in the global iron ore market, with Australia and Brazil being the top exporters, supplying a substantial portion of the iron ore consumed worldwide.

Australia is not only the largest holder of iron ore reserves but also the leading producer and exporter of iron ore globally. Major mining companies such as BHP, Rio Tinto, and Fortescue Metals Group operate extensive mining operations in Australia, particularly in the Pilbara region, which is renowned for its high-quality iron ore deposits. Brazil’s Vale S.A. is another significant player in the iron ore market, operating the Carajás mine, one of the largest and most productive iron ore mines in the world. The concentration of production and processing in these countries raises concerns about supply chain vulnerabilities for nations that rely heavily on imported iron ore, including the United States.

Iron ore is primarily used in the production of steel, which is vital for various industries, including construction, automotive, and manufacturing. Approximately 98% of the mined iron ore is used to produce steel, making it one of the most important commodities in the global economy. Additionally, iron ore is used in the production of cast iron, which is utilized in pipes, machinery, and automotive components. The demand for iron ore is closely linked to global economic growth, as increased infrastructure development and industrial activity drive the need for steel.

The importance of iron ore to the U.S. economy is significant, particularly as the country seeks to enhance its manufacturing capabilities and infrastructure. The U.S. is one of the largest consumers of iron ore, with domestic production meeting only a fraction of its needs. In 2023, the U.S. produced approximately 48 million metric tons of iron ore, while importing around 60 million metric tons to satisfy demand. The reliance on imported iron ore, primarily from Brazil and Canada, underscores the need for a stable supply chain to support the U.S. steel industry, which is critical for national security and economic stability.

Iron ore is a vital mineral resource with significant reserves concentrated in Australia and Brazil. Its primary use in steel production highlights its importance to various industries and the overall economy. As the U.S. continues to rely on imported iron ore, ensuring a stable supply chain and enhancing domestic production capabilities will be crucial for maintaining competitiveness in manufacturing and infrastructure development.

Iron Ore in Brazil

Brazil is a powerhouse in iron ore production, with significant potential for growth in the coming years. In 2023, Brazil’s iron ore mine production experienced a robust growth of 6.1%, reaching approximately 410 million tons. This growth trajectory is expected to continue, with projections indicating that production will rise to 436.1 million tons in 2024, driven primarily by Vale, the country’s largest iron ore producer. Vale’s strategic initiatives, including the expansion of its S11D and Vargem Grande mines, have been pivotal in enhancing production capacity. Vale aims to increase its output to between 340 and 360 million tons by 2026, further solidifying Brazil’s position in the global iron ore market.

Brazil’s iron ore production is forecasted to grow at a CAGR of 3.8% from 2024 to 2030, potentially reaching 544.6 million tons by the end of the decade. This growth will be supported by ongoing developments in various mining projects, including the Capanema, Amapa, Morro do Pilar, and Colomi projects. However, the industry faces challenges such as environmental concerns, infrastructure bottlenecks, and social conflicts, which could hinder its growth. Despite these hurdles, Brazil’s abundant iron ore reserves and the expansion plans of leading producers position the country well for continued growth in the iron ore sector.

The following is a description of our iron ore mineral rights owned by the Company. All but one of these mineral rights are currently deemed by management to be immaterial to the Company’s current business plans; however, as the Company’s business develops and market conditions render the further development and extraction of iron ore economically feasible, management intends to monetize its mineral rights set forth below. A further description of the Company’s immaterial iron ore mineral rights, including maps showing the locations, is attached as Exhibit 99.1 to this Form 20-F.

Project	Mineral Right Number	Area (size in hectares)	Mineral	Municipalities	State, Country
Rio Piracicaba Project	833.114/2012	188.31	Iron Ore	Rio Piracicaba	Minas Gerais, Brazil
Barão de Cocais Project	831.616/2019	147.24	Iron Ore	Barão de Cocais	Minas Gerais, Brazil
Itabira Project	830.627/2019	1,534.74	Iron Ore	Itabira	Minas Gerais, Brazil
Rio Pardo de Minas Project	830.632/2021	1,390.35	Iron Ore	Rio Pardo de Minas	Minas Gerais, Brazil
Rio Pardo de Minas Project	830.633/2021	659.75	Iron Ore	Riacho dos Machados	Minas Gerais, Brazil
Rio Pardo de Minas Project	830.634/2021	155.16	Iron Ore	Rio Pardo de Minas	Minas Gerais, Brazil
Rio Pardo de Minas Project	830.635/2021	188.53	Iron Ore	Rio Pardo de Minas	Minas Gerais, Brazil
Rio Pardo de Minas Project	830.636/2021	1,227.66	Iron Ore	Rio Pardo de Minas	Minas Gerais, Brazil
Rio Pardo de Minas Project	830.638/2021	1,907.12	Iron Ore	Riacho dos Machados	Minas Gerais, Brazil
Antonio Dias Project	831.343/2021	319.35	Iron Ore	Antonio Dias	Minas Gerais, Brazil
Corumbá Project	868.008/2021	1,970.32	Iron Ore	Corumbá	Mato Grosso do Sul, Brazil
Alagoas Project	844.009/2021	1,904.58	Iron Ore	Limonero de Anadia	Alagoas, Brazil
Alagoas Project	844.010/2021	1,939.93	Iron Ore	Girau do Ponciano	Alagoas, Brazil
Alagoas Project	844.026/2020	1,892.54	Iron Ore	Palmeira dos Índios	Alagoas, Brazil
Alagoas Project	844.027/2020	1,368.47	Iron Ore	Tanque D´arca	Alagoas, Brazil
Alagoas Project	844.028/2020	1,946.50	Iron Ore	Limonero de Anadia	Alagoas, Brazil
Alagoas Project	844.029/2020	1,976.47	Iron Ore	Coité do Nóia	Alagoas, Brazil
Alagoas Project	844.030/2020	1,563.76	Iron Ore	Tanque D´Arca	Alagoas, Brazil

Mineral Right 833.114/2012)

This iron ore mineral right is considered by management to be material to the Company’s current business plan. Current Status: Mining concession, the highest title of mineral property in Brazil.

Figure 42 – Map of Mineral Right 833.114/2012.

Rio Piracicaba Project – Iron Ore

The Rio Piracicaba Project is in the rural area of the municipality of Rio Piracicaba in Minas Gerais state at coordinates 19°56’23.9 “S / 43°12’01.7 “W. The project is located 130 km from Belo Horizonte, capital of the state of Minas Gerais, and is served by paved roads and is also intersected by a railroad used by several mining companies to transport iron ore to the coast.

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

86

686000.000
688000.000
690000.000
7798000.000
7796000.000
7794000.000
7792000.000
Vale's Água Limpa Mine
Vale's Tailings dam
Vale's Product stockyard
Exploration Permit Limit
Researched Area

Figure 43 - Mineral right limits and researched area.

Working under Regulation S-K 1300 standards, during the first and second quarters of 2021, detailed drilling and trenching was carried out in approximately 10% of the mineral right encompassing the Rio Piracicaba Project.

Field activities started in March 2021 and drilling began in April 2021, when 11 diamond drill holes were drilled with drill core recovery, totaling 384 m. During this work, 19 pits were excavated either manually or mechanically with a backhoe loader, totaling 60 m. 27 hectares were also mapped in detail. The diamond drilling generated 55 samples and the sampling of the test pits, 15 samples, all analyzed in four granulometric ranges. During this geological exploration work, 48 density measurements of different lithotypes were made.

Drill core FRP-03 - From 13.5 m to 19.8 m (Box 5 and 6)

Figure 44 - Drill Core FRP 03

88

Figure 45 - Geological map within the outline of our mineral right.

A Technical Report Summary of the Rio Piracicaba Project (the “Rio Piracicaba TRS”) prepared in accordance with Regulation S-K 1300 is an exhibit to this Form 20-F.

We have full and titled ownership of the mineral right in which the Rio Piracicaba Project is being developed and 100% ownership of such project. A summary table for each class of mineral resource (measured, indicated, and inferred) as found in the Rio Piracicaba TRS is also included below:

	Measured Mineral Resource		Indicated Mineral Resource		Inferred Mineral Resource
	Amount (tons)	Grade	Amount (tons)	Grade (% iron)	Amount (tons)	Grade (% iron)
Rio Piracicaba Project– Minas Gerais, Brazil – Iron Ore	-	-	2,768,046	33.62	5,084,867	30.39

The following disclosures apply to the summary table above:

1.	For purposes of the above disclosure, “mineral resource” has the meaning set forth in Regulation S-K 1300.
2.	Mineral Resources are estimated at a cut-off grade of 20% iron.
3.	Mineral Resources are estimated using a long-term iron ore price of U.S.$90 per dry metric ton for the Platts/IODEX 62% iron fines CFR China, and U.S./BRL exchange rate of 5.25.
4.	Reasonable prospects for economic extraction were determined by benchmarking similar operations and developing a 20% iron cut-off grade based on operating costs.
5.	The effective date of the updated Rio Piracicaba TRS is June 16, 2025.

Tonnages (t) in this TRS are presented “in situ”.

The specific point of reference for the mineral resources estimated in the Rio Piracicaba Project has the following coordinates: 19o 56’ 24.40” S and 43o 12’ 7.58” W. The specific point of reference is also identified in the map below.

Figure 46 - Specific point of reference for the mineral resources estimated in the Rio Piracicaba Project.

Operations

On July 1, 2025 we (the “Lessor”) entered into a lease agreement with an unaffiliated third-party company (the “Lessee”) that has expertise in mining iron ore and owns a processing facility for raw iron ore. The transaction is one through which we leased our mineral right 833.114/2012 to such a company for mining and transporting of the mined ore to its plant for further processing. Leasing a mineral right to a third-party is a common business modality in Brazil which is provided for in Article 130 of ANM Ordinance 155/2016.

The signed contract is one where we, as the holder of a mining concession, grant the exploration of the deposit to the Lessee, without transferring ownership of the mineral right. The Lessee assumes the exploration and mining of the ROM (Run-of-Mine), the raw, unprocessed ore extracted from the mine, from the permitted area of our mineral right 833.114/2012, transport it to its processing plant outside the enterprise, and process and sell the concentrated iron ore on the market. We receive payment on the quantity of ROM extracted.

For such operational activities to be started, the Company has obtained all necessary approvals from ANM. Preparation activities were started in July 2025 with the removal and suppression of vegetation as authorized by the environmental license. The estimated cost to us is limited to the suppression activity, estimated at approximately $90,500.

Iron ore operations started in November 2025 resulting in revenue generation.

The relevant terms of the agreement are presented below:

Expected role and responsibilities

Lessor: is responsible for monitoring compliance with environmental conditions for maintaining the environmental license and obligations to the National Mining Agency for maintaining the mining concession.

Lessee: assumes environmental responsibility and technical and financial responsibility for the operation, reporting to the National Mining Agency and environmental agencies for the mine’s activities during the term of the lease. Assumes the obligation to environmentally rehabilitate the area after the contract ends. Also assumes royalty payments and Financial Compensation for the Exploration of Mineral Resources (CFEM).

Work and additional costs

Lessor: cost of vegetation removal + 0.45% royalty due to the property owner

Lessee: exploration cost, understood as the costs of opening the pit, operating the mine, mining the ROM, transporting the ROM and processing the material extracted from the mine + 1.75% royalty due to the property owner

Volumes of ore expected to be extracted and processed	50,000 tons per quarter is the minimum contracted mining volume.
Volumes of processed products expected to be sold by the lessee	All material extracted from the 50,000 tons will be transported by the lessee and used to feed its industrial processing and concentration plant, generating sinter feed sales product at 64% Fe.
Payment terms to the lessor from the lessee with regard to the mineral right leasing	The lessee monthly pays to the Lessor an amount per tonne of ROM extracted calculated as a percentage of the Platts IODEX CFR CHINA 62% Fe $/DMT index determined in the reference month, with a minimum threshold determined by the contract;

The Lessee expects the metallurgical recovery from our ROM to be above 50% and may reach as high as 65%.

Quartzite

Overview

Quartzite is a naturally occurring metamorphic rock that forms when quartz-rich sandstone undergoes intense heat and pressure over millions of years. Composed primarily of quartz (silicon dioxide, SiO₂), quartzite is known for its exceptional hardness, durability, and resistance to chemical weathering. These qualities make it a highly sought-after material for a variety of industrial, architectural, and decorative applications. Quartzite occurs in a range of colors, including white, gray, pink, and red, depending on the mineral impurities present during its formation. Its unique combination of strength and aesthetic appeal has made it increasingly popular in construction and interior design.

Quartzite deposits are found worldwide, often in regions with significant geological activity where sandstone has been subjected to metamorphism. Major producers of quartzite include the United States, Brazil, India, South Africa, and Norway. In the United States, quartzite is primarily mined in states like South Dakota, Utah, and Wisconsin. Brazil, known for its vibrant and colorful quartzite varieties, is a leading exporter of high-quality quartzite slabs for the global market. India and South Africa are also significant players, supplying both raw quartzite and finished products for industrial and decorative use.

Quartzite is used in a variety of applications due to its strength, hardness, and resistance to heat and chemicals. In the construction industry, it is commonly used as a building stone for walls, flooring, countertops, and roofing. Its durability makes it an ideal choice for high-traffic areas and outdoor installations. In interior design, quartzite has gained popularity as a premium material for kitchen countertops and bathroom surfaces, offering a natural alternative to engineered quartz and granite. Quartzite is also used in industrial applications, such as the production of silica, an essential component in glassmaking, ceramics, and silicon-based technologies. Additionally, crushed quartzite is used as a base material for roads, railways, and construction projects.

Brazil is a global leader in the production and export of decorative quartzite, known for its vibrant colors and intricate patterns. These slabs are highly prized in international markets, particularly in North America and Europe, for use in luxury interiors. In contrast, countries like India and South Africa focus on supplying quartzite for industrial purposes, including silica production. The processing of quartzite into finished products, such as tiles and countertops, often takes place in countries with advanced manufacturing capabilities, such as Italy and China. This global trade network underscores the importance of quartzite as both a raw material and a finished product in diverse industries.

In the United States, quartzite is increasingly recognized as an important material for both construction and design. Domestic production focuses on supplying raw material for local markets, while high-end decorative quartzite is often imported. The growing popularity of quartzite in residential and commercial projects has driven demand, particularly in the countertop and flooring markets. However, the environmental impact of quartzite mining and processing, including land degradation and energy use, has raised concerns. Efforts to implement sustainable quarrying practices and reduce waste are becoming more prominent in the industry.

As global demand for durable and aesthetically appealing materials continues to rise, quartzite is expected to play an increasingly important role in construction, design, and manufacturing. Its natural beauty and strength have made it a preferred choice for architects, designers, and homeowners seeking sustainable and long-lasting materials. Additionally, the industrial use of quartzite in silica production will remain critical for the glass, ceramics, and technology sectors. The challenges of addressing environmental impacts and ensuring responsible sourcing will be key to the future of quartzite as a vital resource in the global economy.

Quartzite in Brazil

Brazil has significant potential for quartzite production, leveraging its status as the largest global supplier of this highly sought-after natural stone. In 2023, Brazil accounted for over 35% of the world’s quartzite supply, making it a critical player in the global market for this material, which is prized for its aesthetic appeal and durability in construction and design applications. The country’s geological diversity, with over 1,200 varieties of natural stones, enhances its competitive edge, particularly in the quartzite segment, which remains the most popular choice among architects and designers.

The quartzite industry in Brazil is poised for growth, driven by increasing demand in both domestic and international markets. In 2023, the Brazilian natural stone sector exported approximately $1.11 billion, with quartzite being a significant contributor to this figure.

Our Mineral Property – Quartzite

Project	Mineral Right Number	Area (size in hectares)	Mineral	Municipalities	State, Country
Quartzite Project	831.665/2016	94.44	Quartzite	Augusto de Lima, Diamantina	Minas Gerais, Brazil

Mineral Right 831.665/2016

Current Status: Mining concession, the highest title of mineral property in Brazil.

Figure 47 – Map of Mineral Right 831.665/2016.

Quartzite Project

Our Quartzite Project is in the rural zone of Conselheiro Mata, a district in the municipality of Diamantina (population: 47,702 according to 2022 census), in Minas Gerais state. Diamantina offers all the basic infrastructure needs such as labor and supplies. Belo Horizonte, the capital of Minas Gerais, and where we have our principal place of business, is 172 miles away.

The application for the permitting process occurred in August 2021. On April 4, 2022, our Quartzite Project received the necessary permit from ANM, the Brazilian mining agency On December 12, 2022, our Quartzite Project received the operational license from the state of Minas Gerais environmental department (“SEMAD”). These approvals from ANM and SEMAD have allowed the Quartzite Project to begin its operations and to be able to commercialize production.

Preparation of the site for operations of the Quarry began in June 2023. The first quartzite block was retrieved on August 31, 2023. For the period between September 1, 2023, and December 31, 2023, a mining trial period, the Quarry team was comprised of one manager, one supervisor, and five mine workers. The processing was done by cutting the blocks with diamond wire. The blocks produced had dimensions varying between 6 m3 and 12 m3.

In 2024, our quartzite operation generated gross revenues of $748,654 and gross margins of $265,694 or 35.49%. During 2024, our quartzite operation produced 610.09 cubic meters (m3) of quartzite blocks and 1,384.92 square meters (m2) of polished quartzite slabs, of which 946.49 m2 were from our own blocks and 438.43 m2 were from acquired third-party blocks destined only for slab production. During 2024, we sold 550.92 m3 of blocks and 893.63 m2 of polished slabs. In 2025, our quartzite operation did not produce blocks or slabs, however generated gross revenues of $94,177 and negative gross margins of $80,848 arising from the sale of inventories produced in the previous year. As of December 31, 2025, our inventory was 337.46 m2 of slabs.

Exploration Plan:

As the date of this report, there is no plan for further geological exploration of the mineral right encompassing the Quartzite Project.

Gold

Overview

Currently it is estimated that, of the gold being produced, 50% is used in jewelry, 40% in investments, and 10% in industry. Brazil has been a gold producer for over 200 years. According to the World Gold Council, in 2024, Brazil produced 83.7 tons of gold and was the 15th largest gold producer country. Minas Gerais was the largest gold producing state in the country, accounting for around 30% of the gold output that year according to Statista, a market intelligence firm.

Our gold mineral rights are listed below, and those which we consider material are further described below. A further description of the Company’s immaterial gold mineral rights, including maps showing the locations, is attached as Exhibit 99.1 to this Form 20-F.

Project	Mineral Right Number	Area (size in hectares)	Mineral	Municipalities	State, Country
Alpha Project	831.942/2016	1,883.01	gold	Dionisio, Marlieria, Sao Domingos do Prata	Minas Gerais, Brazil
Alpha Project	831.140/2019	1,859.51	gold	Marlieria, Sao Domingos do Prata	Minas Gerais, Brazil
Alpha Project	831.141/2019	777.94	gold	Antonio Dias, Sao Domingos do Prata	Minas Gerais, Brazil
Alpha Project	831.142/2019	1,294.65	gold	Antonio Dias, Sao Domingos do Prata	Minas Gerais, Brazil
Alpha Project	831.143/2019	50.68	gold	Sao Domingos do Prata	Minas Gerais, Brazil
Alpha Project	831.144/2019	1,739.78	gold	Dionisio, Marlieria, Sao Domingos do Prata	Minas Gerais, Brazil
Alpha Project	831.145/2019	936.01	gold	Dionisio, Sao Domingos do Prata	Minas Gerais, Brazil
Alpha Project	831.146/2019	557.57	gold	Sao Domingos do Prata	Minas Gerais, Brazil
Alpha Project	830.066/2021	1,603.58	gold	Dionisio, Marlieria, Sao Domingos do Prata	Minas Gerais, Brazil
Alta Floresta Project	867.176/2019	9,740.91	gold	Peixoto de Azevedo	Mato Grosso, Brazil
Alta Floresta Project	867.173/2019	83.99	gold	Terra Nova do Norte	Mato Grosso, Brazil
Alta Floresta Project	867.174/2019	47.55	gold	Matupa, Nova Guarita	Mato Grosso, Brazil
Apui Project	880.133/2016	9,325.31	gold	Apui	Amazonas, Brazil
Apui Project	880.134/2016	9,391.67	gold	Apui	Amazonas, Brazil
Apui Project	880.135/2016	9,340.04	gold	Apui	Amazonas, Brazil
Cavalcante Project	860.479/2019	1,930.79	gold	Parana (TO), Cavalcante (GO)	Goiás and Tocantins, Brazil
Paracatu Project	831.883/2016	312.66	gold	Paracatu	Minas Gerais, Brazil

Diamantina Project	802.267/1977	529.50	gold	Olhos-d’Água	Minas Gerais, Brazil
Diamantina Project	806.569/1977	170.89	gold	Olhos-d’Água	Minas Gerais, Brazil
Diamantina Project	806.684/1969	2,128.79	gold	Diamantina	Minas Gerais, Brazil
Diamantina Project	807.497/1968	476.76	gold	Diamantina	Minas Gerais, Brazil
Diamantina Project	817.734/1968	2,104.98	gold	Diamantina	Minas Gerais, Brazil
Diamantina Project	817.737/1968	169.57	gold	Diamantina	Minas Gerais, Brazil
Diamantina Project	830.062/1980	476.42	gold	Diamantina	Minas Gerais, Brazil
Diamantina Project	830.746/1981	1,940.33	gold	Diamantina	Minas Gerais, Brazil
Diamantina Project	830.797/1982	9,859.72	gold	Diamantina	Minas Gerais, Brazil
Diamantina Project	833.938/2006	15.89	gold	Diamantina	Minas Gerais, Brazil
Diamantina Project	830.919/1980	128.75	gold	Diamantina	Minas Gerais, Brazil
Diamantina Project	830.998/1984	295.31	gold	Diamantina	Minas Gerais, Brazil
Diamantina Project	831.742/1987	118.79	gold	Diamantina	Minas Gerais, Brazil

Mineral Right 831.942/2016

Current Status: Exploration Permit, with a final research report filed by us with ANM and under current review.

Figure 48 – Map of Mineral Right 831.942/2016.

Mineral Right 867.176/2019

Current Status: Exploration Permit, valid until April 2, 2028. We plan to prepare and file the necessary studies with ANM to continue to maintain ownership of this mineral right after the expiration date.

Figure 49 – Map of Mineral Right 867.176/2019.

Mineral Right 867.173/2019

Current Status: Exploration Permit, valid until April 2, 2028. We plan to prepare and file the necessary studies with ANM to continue to maintain ownership of this mineral right after the expiration date.

96

752500
755000
757500
760000
8842500
8840000
8837500
8835000
867.173/2019
Peixoto de Azevedo
Terra Nova do Norte
0
1
2 km
N
W
E
S
UTM Zone 21S
Datum SIRGAS 2000
Units: meters
Gold Ore
Alta Floresta Project
0 500 1.000 km
0 200 400 km
Waterways
Roads
Municipality
Mineral Rights
867.173/2019
SECMT-867173

Figure 50 – Map of Mineral Right 867.173/2019.

Mineral Right 867.174/2019

Current Status: Exploration Permit, valid until April 2, 2028. We plan to prepare and file the necessary studies with ANM to continue to maintain ownership of this mineral right after the termination date.

690000
692500
695000
697500
8872500
8870000
8867500
Motupá
867.174/2019
Nova Guarita
BR-410
0
1
2 km
N
W
E
S
UTM Zone 21S
Datum SIRGAS 2000
Units: meters
Gold Ore
Alta Floresta Project
0 500 1.000 km
0 200 400 km
Waterways
Roads
Municipality
Mineral Rights
867.174/2019

SECMT-867174

Figure 51 – Map of Mineral Right 867.174/2019.

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

Dependence on Licenses, Commercial or Financial Contracts or New Manufacturing Methods

We depend on permitting to carry out our exploratory activities. Such permitting is standard in Brazil for mineral exploration activities.

Intellectual Property

We do not own or license any intellectual property which we consider to be material.

Government Regulation

Mining Regulation and Compliance

Mining regulation in Brazil is carried out by Agência Nacional de Mineração (“ANM”), the national mining agency, a federal entity, and each state in Brazil has an ANM office. We believe that we maintain a good relationship with ANM and that our methods of monitoring are adequate for our current needs.

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

The environmental agency normally inspects our operations once every one or two years which is the standard practice for companies in good standing. We estimate that it costs us $25,000 to $50,000 annually to maintain compliance with various environmental regulations.

Surface disturbance from any open pit mining performed by us is in full compliance with our mining plan as approved by the local regulatory agencies. We regularly restore areas that have been exploited by us. The current environmental regulations state that after all mining has ceased (however long that may take), there would still be five years of available time for any necessary recuperation to be performed. Our mining and recovery processing for diamonds and gold does not use any chemical products. Tests are conducted regularly and there are no records of groundwater contamination that has occurred to date.

The table below presents the principal Federal mining and environmental regulatory laws that are material to our operations.

MINING
Legislative	Description

Decree-Law nº. 227, of February, 28 of 1967	Mining Code – Addresses the topics of mineral prospecting and research, as well as mine development and production and respective costs, as well as the rights and duties of the owners of mineral rights

Law nº. 7,990 of 28 December 1989	Establishes, for the States, Federal District and Municipalities, financial compensation for the result of the exploration of oil or natural gas, of water resources for the purpose of generating electrical energy, of mineral resources in their respective territories

Law nº. 8,001 of 13 March 1990	Defines the percentages for the distribution of financial compensation as set out in Law No. 7,990 of December 28, 1989

DNPM Ordinance nº. 155, of May 12, 2016	Ordinance consolidates, systematizes and orders the normative acts related to the regiment for the use of mineral resources

Decree nº. 9,406 of June 12 of 2018	Regulates the Mining Code

ANM Resolution nº. 85, of 12/02/2021	Provides procedures for the use of waste materials

ENVIRONMENTAL

Ordinary Law No. 6,938, of August 31, 1981	Provides for the National Environmental Policy, its purposes and formulation mechanisms, and other measures

CONAMA Resolution No. 1, of January 23, 1986	Establishes basic criteria and general guidelines for the Environmental Impact Study – EIA and respective Environmental Impact Report – RIMA

Ordinary Law No. 9,985, of July 18, 2000	Regulates Art. 225, § 1, Items I, II, III and VII of the Constitution of the Federative Republic of Brazil of 1988; institutes the National System of Nature Conservation Units, and provides other measures

Law No. 11,428/2004, of December 22, 2006	Provides for the use and protection of native vegetation in the Atlantic Forest biome

Law No. 12,651 of 25 May of 2012	Provides for the protection of native vegetation (Forest Code)

The table below presents the state of Minas Gerais mining and environmental regulatory laws that are material to our operations:

Legislation	Description
ENVIRONMENTAL

COPAM Normative Resolution No. 94, of April 12, 2006	Establishes guidelines and procedures for the application of environmental compensation for projects considered to have a significant environmental impact, as set out in Law No. 9,985 of July 18, 2000

Law No. 21,972, of January 21, 2016	Provides for the State Environmental and Water Resources System – Sisema, among other measures

COPAM Normative Resolution No. 217 of December 6, 2017	It establishes criteria for classification, according to size and polluting potential, as well as the locational criteria to be used to define the environmental licensing modalities for enterprises and activities that use environmental resources in the state of Minas Gerais, among other provisions

Decree No. 47,383, of March 2, 2018	Establishes standards for environmental licensing, typifies and classifies violations of environmental and water resource protection standards, and establishes administrative procedures for monitoring and applying penalties. Repeals Decree No. 44,844 of June 25, 2008, and Decree No. 46,967 of March 10, 2016

COPAM Normative Resolution No. 220, of March 21, 2018	Establishes guidelines and procedures for the temporary suspension of mining activity and mine closure; establishes criteria for the preparation and presentation of the report on the Suspension of Mining Activity, the Degraded Areas Recovery Plan - PRAD and the Mine Closure Environmental Plan – PAFEM, among other measures

Decree No. 47,705, of September 4, 2019	Establishes standards and procedures for the regularization of the use of water resources under the jurisdiction of the state of Minas Gerais

Decree No. 47,749, of November 11, 2019	Provides for the authorization processes for environmental intervention and forestry production within the state of Minas Gerais and other provisions. This decree fully repeals Decree No. 43,710/2004

4.C Organizational Structure.

We are affiliated with Atlas Lithium, and our Founder, Chief Executive Officer and Chairman, Marc Fogassa, is also the Chief Executive Officer and Chairman of Atlas Lithium. Currently, Atlas Lithium and Mr. Fogassa own 20.4% and 24.3% of our outstanding common stock, respectively, such that Mr. Fogassa controlled approximately 62.9% of the voting power of our outstanding securities. For more information, see “Major Shareholders.”

Our subsidiaries as of the date of this Annual Report on Form 20-F are set forth below:

Subsidiary Name	Country of Incorporation	Company Ownership Interest
Mineração Jupiter Ltda	Brazil	99.99%
Mineração Apollo Ltda	Brazil	100%
Mineração Duas Barras Ltda	Brazil	99.99%
RST Recursos Minerais Ltda	Brazil	99.99%

4.D Property, Plants and Equipment.

As of December 31, 2025, we had 9 different facilities in Brazil, as detailed below:

●	4 rural properties (1 owned by us and 3 leased) totaling approximately 132 hectares;
●	1 leased sample storage shed of approximately 180 square meters;
●	2 houses for employee accommodation totaling approximately 330 square meters;
●	1 office for operational facilities of 120 square meters; and
●	1 corporate office of 531 square meters.

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

5.A Operating Results

Except as may be otherwise indicated, all dollar amounts are stated in U.S. dollars, our reporting currency. The following table sets out the exchange rates, based on the data from the website of Brazil’s “Banco Central” (an equivalent to the U.S. Federal Reserve), for the conversion of the Brazilian real (R$) currency into the United States dollar (US$), for the period from January 1, 2024, to December 31, 2024 and the period from January 1, 2025, to December 31, 2025. The average exchange rates are based on the average of the daily closing exchange rates during such periods:

	Average		High		Low		Close

Fiscal Year Ended 12/31/2025	R$	5.5855	R$	6.2086	R$	5.2729	R$	5.5024
Fiscal Year Ended 12/31/2024	R$	5.3905	R$	6.1991	R$	4.8543	R$	6.1923
Fiscal Year Ended 12/31/2023	R$	4.9953	R$	5.4459	R$	4.7202	R$	4.8413

The exchange rate on December 31, 2025 was R$5.5024 Brazilian reais per one U.S. dollar. The exchange rate on December 31, 2024 was R$6.1923 Brazilian reais per one U.S. dollar.

Year Ended December 31, 2025 compared to the Year ended December 31, 2024

Net loss for the year ended December 31, 2025 totaled $5,420,195, compared to net loss of $1,713,123 the year ended December 31, 2024, an increase of $3,707,072 or 216%. The decrease is mainly due to:

●

We generated gross profit of $265,694 in the year ended on December 31, 2024, compared to gross loss of $59,431 in 2025, a reduction of $325,125. We generated limited revenues in year ended on December 31, 2025 since our production of quartzite blocks and slabs paused in April 2025, while we undergo modifications to our operations which are expected to resume during the second semester of 2026.

In December 2025 our iron ore operations registered its first revenue arising from the lease of our Rio Piracicaba mineral right, generating net revenues of $24,693.

●

General and administrative increased to $3,370,391 in the year ended on December 31, 2025 compared to $1,054,124 in the year ended December 31, 2024, a $2,316,267 or 220% increase. The increase was mainly influenced by:

i)

Increase of $722,601 in payroll related expenses due to i) the increase in the number of employees following the increase in the Company’s level of activities and the merger of the Company with Apollo Resources in November 2024; and ii) due to the payment of bonuses to certain employees based on the achievement of milestones, which were not applicable in 2024;

ii)	Increase in services rendered by third parties of $1,063,180 as a higher volume of such services have been contracted in the year ended on December 31, 2025 compared to the same period in 2024 to support projects exploration activities and reflecting the merger with Apollo Resources in November 2024;
iii)	Increase in expenses related to investor relations of $298,493 as a result of a higher volume of sales of shares of the Company made under private offerings.

●	Stock based compensation totaled $1,923,217 in the year ended on December 31, 2025 compared to $849,513 in the year ended on December 31, 2024: a $1,073,704 or 126% increase. During the year ended on December 31, 2025, 152,965 equity instruments were issued to our executives (118,290 immediately vested, 8,984 vesting in 4 years and 25,000 with vesting dates based on the achievement of certain milestones) compared to 59,430 issued in the year ended on December 31, 2024 (16,390 immediately vested, 43,040 vesting in 4 years).

Net cash used in operating activities was $2,983,086 for the year ended December 31, 2025, compared to $846,948 used in operations during the year ended December 31, 2024, an increase of $2,136,138. Main impacts can be explained by:

●

In 2025, we generated negative gross margins amounting to $59,431 (negative $83,383 from our quartzite operations partially offset by a positive $23,938 from our iron ore operation) compared to a positive gross margin of $265,694 generated in 2024 by our quartzite operations, increasing the use of cash flow in $325,125.

●	General and Administrative expenses increased by $2,316,267 from 2024 to 2025, as a result of the increase in the Company’s level of activities;
●

Variation of the need working capital (accounts payable, receivable and inventories) produced a positive impact on cash flow generation of $439,571 in 2025, compared to $384 in 2024. The main impact arises from inventories: in 2025, the Company sold inventories produced in prior years, generating $151,167 of positive cash flow; in 2024, the Company produced and stocked blocks and slabs in excess of volumes sold, generating a $205,128 negative impact on cash flow.

Net cash used in investing activities was $ 67,304 for the year ended December 31, 2025, compared to $153,718 for the year ended December 31, 2024. Cash used in investing activities in 2024 is mainly represented by the acquisition of an excavator to our quartzite operation, amounting to $133,424, while in 2025 the Company only acquired mineral rights amounting to $47,000 and land amounting to $20,000.

Net cash provided by financing activities was $2,684,141 for the year ended December 31, 2025, compared to $1,312,416 for the year ended December 31, 2024. The $1,371,725 increase derives from:

●	In 2025, the issuance and sale of 448,759 shares of our common stock generated a $2,516,900 inflow, compared to issuance and sales of 250,764 shares generating a $1,582,250 inflow in 2024;
●	In 2025, we received a net of $167,241 of intercompany loans from Atlas Lithium, compared to the repayment of $283,334 in intercompany loans in 2024.

Please refer to our Annual Report on Form 20-F filed with the SEC on February 28, 2025 for discussions comparing years ended December 31, 2024 and December 31, 2023.

5. B Liquidity and Capital Resources

As of December 31, 2025, we had total current assets of $710,262 and total current liabilities of $1,819,159 for a current ratio of 0.39 to 1.00 (important to highlight that current liabilities include an amount of $1,088,540 payable to Atlas Lithium, a related party) and negative working capital of $1,108,897. As of December 31, 2024 and 2023, we had total current assets of $663,422 and $96,434, respectively, and total current liabilities of $1,227,371 and $734,118, respectively, for a current ratio of 0.54 to 1.00 (important to highlight that current liabilities include an amount of $872,942 payable to Atlas Lithium, a related party) and negative working capital of $563,949 for the year ended December 31, 2024. The variation of the working capital was primarily driven by the increase in the level of activities of the Company in 2025, increasing short-term accounts payable and loans from related parties, used to fund Company’s exploration activities.

During the year ended December 31, 2025, we funded operations primarily through the sale of equity securities ($2,516,900) and loans received from related parties ($167,241).

The consolidated financial statements have been prepared on a going concern basis. We have incurred losses since its inception resulting in an accumulated deficit of approximately $14.5 million as of December 31, 2025, and further losses are anticipated in the development of its business.

The Company announced on January 12, 2026 the closing of its upsized firm commitment underwritten public offering of 1,380,000 shares of its common stock, including 180,000 shares of its common stock pursuant to the full exercise of the underwriters’ over-allotment option, at a public price of $8.00 per share. The net proceeds from the offering were approximately $9.7 million after deducting offering expenses and underwriting discounts and commissions.

Following the offering in January 2026, the Company believes it has sufficient cash to fund normal operations and meet debt obligations for the next 12 months and therefore the financial statements have been prepared on a going concern basis.

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

During 2024, we sold 550.92 m3 of blocks and 893.63 m2 of polished slabs. As of December 31, 2024, our inventory was 147.99 m3 of blocks and 641.12 m2 of slabs. During 2025, we sold 147.99 m3 of blocks and 303.66 m2 of polished slabs. As of December 31, 2025, our inventory was 337.46 m2 of slabs.

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

Going Concern

The consolidated financial statements have been prepared on a going concern basis which contemplates the realization of assets and the settlement of liabilities in the normal course of business. As of December 31, 2025, we had incurred losses since the inception of the Company and had not yet generated material revenues from the sale of its products or services. These factors created substantial doubt about our ability to continue as a going concern. The consolidated financial statements do not include any adjustment that might be necessary if we were unable to continue as a going concern.

Our ability to continue as a going concern is dependent on us generating cash from our operations, the sale of our stock and/or obtaining debt financing. During the year ended December 31, 2025, we funded operations primarily through the sale of equity securities ($2,516,900 in 2025).

In January 2026, the Company completed its upsized firm commitment underwritten public offering of shares of its common stock and concurrently listing of its common stock on the Nasdaq Capital Market, generating approximately US$9.7 million in net proceeds. The proceeds from the offering have significantly strengthened the Company’s liquidity position and are expected to fund planned exploration activities. As a result, the net proceeds from the offering mitigate the substantial doubt previously identified regarding the Company’s ability to continue as a going concern and provide sufficient liquidity to support the Company’s operations.

Following the offering in January 2026, the Company believes it has sufficient cash to fund normal operations and meet debt obligations for the next 12 months and therefore the financial statements have been prepared on a going concern basis.

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

As of December 31, 2025, we did not have any level 2 or 3 assets or liabilities.

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

Mineral Properties

Costs of exploration, carrying and retaining unproven mineral lease properties are expensed as incurred. Mineral property acquisition costs, including licenses and lease payments, are capitalized. Impairment losses are recorded on mineral properties used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amount. We did not recognize any impairment losses related to mineral properties held during the years ended December 31, 2025, 2024 and 2023.

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

Item 6. Directors, Senior Management and Employees.

6.A. Directors and Senior Management.

Our officers and directors as of February 20, 2026, were as follows:

Name	Age	Position

Marc Fogassa	58	Chairman of the Board of Directors and Chief Executive Officer
Rodrigo Nazareth Menck	51	Chief Financial Officer and Treasurer
Igor Tkachenko	39	Vice-President of Corporate Strategy
Joel de Paiva Monteiro, Esq.	36	Vice-President of Administration and Operations, Chief Compliance Officer, Secretary and Director
Areli Nogueira da Silva Júnior	45	Vice-President, Mineral Exploration and Director
Agenor Narcisco Drumond de Cuculicchio, Esq.	53	Independent Director, and member of the Audit, the Compensation, and the Nominating and Governance Committees of the Board of Directors
Gabriel Santos Cordeiro de Andrade, Esq.	46	Independent Director, and member of the Audit, the Compensation, and the Nominating and Governance Committees of the Board of Directors

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

Igor Tkachenko was appointed as our Vice President of Corporate Strategy on February 1, 2026. Mr. Tkachenko began consulting for Atlas Critical Minerals in March 2025. As a consultant, he played a role in the corporate development efforts that culminated in the Company’s successful uplisting to the Nasdaq Capital Market in January 2026. Mr. Tkachenko brings significant relevant experience from his tenure at Atlas Lithium), where he has served as Vice President of Corporate Strategy since 2023. At Atlas Lithium, he oversaw the rapid expansion of investor relations efforts and participated in the design and execution of the organizational growth strategy. Mr. Tkachenko is now focused on translating these proven experiences to help drive Atlas Critical Minerals’ next phase of growth. His education includes a Bachelor of Science (Summa Cum Laude) and a Doctor of Medicine degrees.

Joel de Paiva Monteiro, Esq., has served as our director since 2018. Mr. Monteiro has been a consultant to us since 2017 and became our Vice-President, Administration and Operations, in 2020. On November 3, 2025, the Board appointed Mr. Monteiro as Company’s Chief Compliance Officer. Previously he was a partner of the Brazilian law firm PRA Advogados - Pimenta da Rocha Andrade, with three offices and headquarters in Belo Horizonte, state of Minas Gerais. Mr. Monteiro has worked with all aspects of Brazilian business law, and has extensive experience in a wide range of areas from strategic business planning to litigation. His prior clients included large corporations in a variety of economic sectors in diverse states in Brazil. Mr. Monteiro has a law degree from the Milton Campos Faculty in Belo Horizonte, Brazil. Subsequently he achieved a post-graduate degree in Business and Civil Law from the Pontifical Catholic University of Minas Gerais. Mr. Monteiro is also an officer at Atlas Lithium, one of our shareholders.

Areli Nogueira da Silva Júnior has served as our director since 2019. Mr. da Silva Júnior has been a consultant to us since 2018 and became our Vice-President, Mineral Exploration, in 2021. He is the Founder and was the Chief Technical Officer of MineXplore, a consultancy focused on mineral rights in Brazil. Mr. da Silva Júnior has been a consultant geologist with GeoEspinhaço, a firm that undertakes geological studies in a variety of minerals across Brazil. Mr. da Silva Júnior has also been a college faculty member teaching geology. Previously, he worked at the Brazilian mining department and before that as a geologist at Usiminas Mineração. Mr. da Silva Júnior has a Master of Geology degree from the Federal University of Rio de Janeiro, and an undergraduate degree in Geological Engineering from the School of Mines of the Federal University of Ouro Preto, a premier and the oldest mining-focused college in Brazil. Mr. da Silva is also an officer of Atlas Lithium.

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

Compensation of Named Executive Officers

This section discusses the material components of the executive compensation program in the fiscal year ended December 31, 2025, for our “named executive officers.” We have identified the following individuals as our named executive officers according to this definition:

Name	Position

Marc Fogassa	Chairman of the Board of Directors and Chief Executive Officer
Rodrigo Nazareth Menck	Chief Financial Officer and Treasurer
Igor Tkachenko	Vice-President Corporate Strategy
Joel de Paiva Monteiro, Esq.	Vice-President of Administration and Operations, Chief Compliance Officer, Secretary and Director
Areli Nogueira da Silva Júnior	Vice-President, Mineral Exploration and Director
Agenor Narcizo Drumond de Cuculicchio, Esq.	Independent Director, and member of the Audit, the Compensation, and the Nominating and Governance Committees of the Board of Directors
Gabriel Santos Cordeiro de Andrade, Esq.	Independent Director, and member of the Audit, the Compensation, and the Nominating and Governance Committees of the Board of Directors

The primary objectives of our executive compensation programs are to attract and retain talented executives to effectively manage and lead us. The compensation packages for our named executive officers generally include a base salary, an annual cash bonus and equity.

Summary Compensation Table

Name and	Year	Salary		Bonus	Option/RSU /Common Stock Awards		All Other Compensation	Total
Principal Position (5)	Ended	($)		($)	($) (1)		($)	($)
Marc Fogassa	12/31/2025	478,573		-	887,502	(2)	61,045	1,427,120
	12/31/2024	243,890		-	474,254	(2)	-	718,144
Rodrigo Nazareth Menck	12/31/2025	180,000		-	-		-	180,000
	12/31/2024	60,000		-	1,656	(4)	-	61,656
Joel de Paiva Monteiro, Esq.	12/31/2025	24,000	(3)	-	-		-	24,000
	12/31/2024	82,000	(3)	-	-		-	82,000
Areli Nogueira da Silva Júnior	12/31/2025	-		-	-		-	-
	12/31/2024	75,447		-	-		-	75,447

(1)	The amounts in this column reflect the aggregate grant date fair value of equity instruments granted in 2025 and 2024, respectively, to our executives calculated in accordance with FASB ASC Topic 718.
(2)	Pursuant to the terms of Mr. Fogassa’s amended and restated employment agreement, he is entitled to receive an annual compensation for each calendar year corresponding to 4% of the outstanding shares of our common stock as of January 1st of each year.
(3)	Represents Mr. Monteiro’s base salary of $2,000 per month fully paid in shares. In 2024, we paid Mr. Monteiro amounts owed from August 2021 to December 2024.
(4)	Mr. Menck received 4,167 restricted stock units (“RSUs”) of our common stock. The RSUs are vested 25% annually, starting in September 2024.
(5)	Mr. Tkachenko was appointed our officer in February 2026, therefore received no compensation in the quality of an officer of the Company in 2025 and 2024.

Narrative to Summary Compensation Table

On October 30, 2025, we entered into an employment agreement with Igor Tkachenko, which became effective on February 1, 2026 (“Start date”) provided that Company has commenced trading on the Nasdaq Capital Market by the Start Date. Upon its effectiveness, this Agreement shall continue until March 1, 2028, subject to renewal by mutual consent. The agreement provides that Mr. Tkachenko will serve as our Vice President of Corporate Strategy and will be entitled to a base salary of $420,000 per year. Additionally, Mr. Tkachenko will have the right to receive time-based restricted stock units (“RSUs”) of the Company with value equivalent to two times his annual base salary, which will vest over 24 months, being 25% on each 6-month anniversary of the contract. Mr. Tkachenko will also be entitled to receive fully vested shares of the Company’s common stock with value equivalent to one time his annual base salary if and when the Company reaches for the first time $300 million in market capitalization as determined by Bloomberg L.P. The agreement further provides that in the event that we undergo a change in control and any of the RSUs or the shares of the Company’s common stock have not yet vested, Mr. Tkachenko’s right to receive such RSUs and shares will be accelerated. The agreement also contains a non-compete provision pursuant to which Mr. Tkachenko has agreed not to engage in competitive activities during his employment period and for a period of one year thereafter.

Non-executive directors

The following table sets forth a summary of compensation paid to non-executive directors for the fiscal year ended December 31, 2025. We do not sponsor a pension benefits plan, a non-qualified deferred compensation plan, or a non-equity incentive plan for directors; therefore, these columns have been omitted from the following table. No other or additional compensation for services were paid to any of the directors.

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)	Stock Awards ($)	Total ($)
Agenor Narciso Drumond de Cuculicchio, Esq.(1)	10,714	$	$64,509	$75,224
Gabriel Santos Cordeiro de Andrade, Esq.(2)	10,714	$	$64,509	$75,224

(1)	Mr. Cuculicchio was appointed as a member of the Board of Directors in August, 2024. The agreement with Mr. Cuculicchio provides that he is entitled to receive quarterly compensation of R$15,000 (approximately $2,700) and shares of the Company’s common stock representing 0.05% of the Company’s then issued common stock.
(2)	Mr. Andrade was appointed as a member of the Board of Directors in August, 2024. The agreement with Mr. Andrade provides that he is entitled to receive quarterly compensation of R$15,000 (approximately $2,700) and shares of the Company’s common stock representing 0.05% of the Company’s then issued common stock.was appointed as a member of the Board of Directors in August, 2024.

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

Overview of Corporate Governance

We are committed to maintaining high standards of business conduct and corporate governance, which we believe are fundamental to the overall success of our business, serving our stockholders well, and maintaining our integrity in the marketplace. As discussed below, our Board of Directors has established three standing committees to assist it in fulfilling its responsibilities to us and our stockholders:

1.	The Audit Committee;

2.	The Compensation Committee; and

3.	The Nominations and Corporate Governance Committee.

Director Independence

We currently have two independent directors on our Board of Directors. We use the definition of “independence” found in the Listing Rules of the Nasdaq Stock Market (“Nasdaq”) to make this determination. Our Board of Directors has undertaken a review of the independence of each director and will review the independence of any new directors based on information provided by each director concerning their background, employment, and affiliations, in order to make a determination of independence. Our Board of Directors has determined that Messrs. Cuculicchio and Andrade are independent. Nasdaq listing rules require that a majority of the members of our Board of Directors be independent directors. We are relying on the phase-in provisions of Rule 5615(b) to achieve compliance with the rules of the Nasdaq Stock Market.

Meetings of the Board of Directors

No director has attended fewer than 75% of the meetings of our Board. It is the policy of our Board that all directors should attend the annual meeting of shareholders unless unavoidably prevented from doing so by unforeseen circumstances.

Role of our Board of Directors in Risk Oversight

One of the key functions of our Board of Directors is informed oversight of our risk management process. As described above, we have formed supporting committees, including the Audit Committee, the Compensation Committee, and the Nominations and Corporate Governance Committee, each of which supports the Board of Directors by addressing risks specific to its respective areas of oversight. In particular, our Audit Committee has the responsibility to consider and discuss our major financial risk exposures and the steps our management takes to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. The Audit Committee also monitors compliance with legal and regulatory requirements, in addition to oversight of the performance of our internal audit function. Our Compensation Committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking. Our Nominations and Corporate Governance Committee provides oversight with respect to corporate governance and ethical conduct and monitors the effectiveness of our corporate governance guidelines, including whether such guidelines are successful in preventing illegal or improper liability-creating conduct.

Committees of our Board of Directors

Our Board of Directors has established three standing committees - the Audit Committee, the Compensation Committee, and the Nominations and Corporate Governance Committee.

Audit Committee

Nasdaq rules require that our Audit Committee be composed of at least three members all of whom are “independent directors” who are “financially literate” as defined under the Nasdaq listing standards. While we established an Audit Committee, we intend to utilize the phase-in provisions of Rule 5615(b) for the composition of the Audit Committee requirement so that the Company has three Audit Committee members who are considered independent under the rules of the Nasdaq Stock Market.

The Nasdaq listing standards define “financially literate” as being able to read and understand fundamental financial statements, including a company’s balance sheet, income statement and cash flow statement. In addition, we are required to certify to Nasdaq that the committee has, and will continue to have, at least one member who has past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background that results in the individual’s financial sophistication. As of the date hereof, our Audit Committee was composed of the following two directors, all of whom have been affirmatively determined by our Board of Directors to meet the definition of “independent director” for purposes of serving on an Audit Committee under Rule 10A-3 and Nasdaq rules, all of whom qualify as financial experts:

1.	Agenor Narciso Drumond de Cuculicchio, Esq.

2.	Gabriel Santos Cordeiro de Andrade, Esq.

Mr. Andrade is an independent member of our Audit Committee who qualifies as an “audit committee financial expert” as defined in Item 407(d)(5) of Regulation S-K.

We have established a written charter for our Audit Committee, in which we set forth the duties of the Audit Committee that include, among other matters, oversight responsibilities with respect to the integrity of our financial statements, our compliance with legal and regulatory requirements, the external auditor’s qualifications, independence, and performance, and the performance of our internal audit function as applicable. The Audit Committee’s primary duties and responsibilities are to:

●	oversee our accounting and financial reporting processes and the audits of our financial statements;

●	identify and monitor the management of the principal risks that could impact our financial reporting;

●	monitor the integrity of our financial reporting process and system of internal controls regarding financial reporting and accounting appropriateness and compliance;

●	provide oversight of the qualifications, independence, and performance of our external auditors and the appointed actuary;

●	provide an avenue of communication among the external auditors, the appointed actuary, management, and the Board; and

●	review the annual audited and quarterly financial statements with management and the external auditors.

The Audit Committee is also responsible for discussing policies with respect to risk assessment and risk management, including regularly reviewing our cybersecurity and other information technology risks, controls, and procedures and our plans to mitigate cybersecurity risks and respond to data breaches.

Compensation Committee

Our Compensation Committee is currently comprised of the following directors, each of whom are independent directors as determined in accordance with the Nasdaq rules:

1.	Agenor Narcizo Drumond Cuculicchio, Esq.

2.	Gabriel Santos Cordeiro de Andrade, Esq.

The Compensation Committee’s main function is to assist our Board in the discharge of its responsibilities related to the compensation of our executive officers. Pursuant to its charter, the Compensation Committee is primarily responsible for, among other things:

●	reviewing our compensation programs and arrangements applicable to our executive officers, including all employment-related agreements or arrangements under which compensatory benefits are awarded or paid to, or earned or received by, our executive officers, and advising management and the Board regarding such programs and arrangements;
●	reviewing and recommending to the Board the goals and objectives relevant to CEO compensation, evaluating CEO performance in light of such goals and objectives, and determining CEO compensation based on the evaluation;
●	retaining, reviewing and assessing the independence of compensation advisers;
●	monitoring issues associated with CEO succession and management development;
●	overseeing and administering our equity incentive plans;
●	reviewing and making recommendations to our Board with respect to compensation of our executive officers and senior management;

●	reviewing and making recommendations to our Board with respect to director compensation;
●	endeavoring to ensure that our executive compensation programs are reasonable and appropriate, meet their stated purpose (which, among other things, includes rewarding and creating incentives for individuals and Company performance), and effectively serve the interests of the Company and our stockholders; and
●	upon becoming subject to the Exchange Act, preparing and approving an annual report on executive compensation and such other statements to stockholders which are required by the SEC and other governmental bodies.

Nominating and Governance Committee

Our Nominating and Governance Committee is currently comprised of the following directors, each of whom are independent directors as determined in accordance with the Nasdaq rules:

1.	Agenor Narcizo Drumond Cuculicchio, Esq.

2.	Gabriel Santos Cordeiro de Andrade, Esq.

Pursuant to its charter, the Nominating and Governance Committee is primarily responsible for, among other things:

●	assisting the Board in identifying qualified candidates to become directors, and recommending to our Board nominees for election at the next annual meeting of stockholders;
●	leading the Board in its annual review of the Board’s performance;
●	recommending to the Board nominees for each Board committee and each committee Chair;
●	reviewing and overseeing matters related to the independence of Board and committee members, in light of the independence requirement of the Nasdaq Stock Market and the rules and regulations of the SEC;
●	overseeing the process of succession planning of our CEO and other executive officers; and
●	developing and recommending to the Board corporate governance guidelines, including our Code of Business Conduct, applicable to the Company.

Environmental, Social, and Corporate Governance

We are deeply committed to environmental, social, and corporate governance (“ESG”) causes. We have an ESG Chief who coordinates our efforts in these important matters.

Our Board’s Leadership Structure

Our Board of Directors has discretion to determine whether to separate or combine the roles of Chairman and Chief Executive Officer. Mr. Fogassa has served in both roles since our founding in 2016 and our Board of Directors continues to believe that his combined role is most advantageous to the Company and its stockholders. Mr. Fogassa possesses in-depth knowledge of the issues, opportunities and risks facing us, as well as our business and our industry. Mr. Fogassa is best positioned to fulfill the Chairman’s responsibility to develop meeting agendas that focus our Board of Directors’ time and attention on critical matters and to facilitate constructive dialogue among our director on strategic issues.

In addition to Mr. Fogassa’s leadership, the Board maintains effective independent oversight through a number of governance practices, including open and direct communication with management, input on meeting agendas, and regular executive sessions.

6.D. Employees.

As of December 31, 2025, we had thirteen full time equivalent employees. As of December 31, 2024 and 2023, we had thirteen and six full time equivalent employees, respectively.

6.E. Share Ownership.

The following table sets forth certain information as of February 18, 2026, regarding the beneficial ownership of our common stock by: each of our executive officers, each member of our board of directors and all officers and directors as a group. The number and percentage of our common stock beneficially owned by each person is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934 (the “Exchange Act”). The information contained in the table below is not necessarily indicative of beneficial ownership for any other purpose.

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

Name and Address of Officers and Directors (1)	Common stock		Series A Preferred			Combined voting power
	Number	%	Number		%	Number	%

Marc Fogassa	1,222,383	24.3%	1	(2)	100.0%	1,222,384	62.9%
Igor Tkachenko	24,223	0.5%	-		-	24,223	0.5%
Joel de Paiva Monteiro, Esq.	33,074	0.7%	-		-%	33,074	0.3%
Areli Nogueira da Silva Júnior	602	0.0%	-		-%	602	0.0%
Rodrigo Nazareth Menck	1,042	0.0%	-		-%	1,042	0.0%
Agenor Narcizo Drumond de Cuculicchio, Esq.	8,587	0.2%	-		-%	8,587	0.1%
Gabriel Santos Cordeiro de Andrade, Esq.	8,587	0.2%	-		-%	8,587	0.1%
All Officers and Directors as a group (7 persons)	1,298,998	25.8%	1		100.0%	1,298,999	63.6%

(1)	The address for each officer and director is: c/o Atlas Critical Minerals Corporation, Rua Antonio de Albuquerque, 156, Suite 1720, Belo Horizonte, MG, 30.112-010, Brazil.

(2)	Mr. Fogassa has owned the only outstanding share of our Series A Convertible Preferred Stock (“Preferred A Stock”) since 2016. The Certificate of Designations, Preferences and Rights of our Preferred A Stock provides that for so long as Preferred A Stock is issued and outstanding, the holders of Preferred A Stock shall vote together as a single class with the holders of our common stock, with the holders of Preferred A Stock being entitled to 51% of the total votes on all matters regardless of the actual number of shares of Preferred A Stock then outstanding, and the holders of our common stock being entitled to their proportional share of the remaining 49% of the total votes based on their respective voting power. Mr. Fogassa is thus deemed to have voting control on all matters requiring a stockholder vote.

6.F Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation.

Not applicable.

Item 7. Major Shareholders and Related Party Transactions.

7.A. Major Shareholders

The following table sets forth certain information as of February 18, 2026, regarding the beneficial ownership of our common stock by our major shareholders who beneficially own more than 5% of our voting securities. The number and percentage of our common stock beneficially owned by each person is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934 (the “Exchange Act”). The information contained in the table below is not necessarily indicative of beneficial ownership for any other purpose.

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

	Common stock			Series A Preferred stock			Combined voting power
Name and Address of Shareholder (1)	Number		%	Number		%	Number	%

Marc Fogassa	1,222,883		24.3%	1	(2)	100.0%	1,222,884	62.9. %
Atlas Lithium Corporation	1,024,966		20.4%	-		0.0%	1,024,966	10.0%
Ronald Zelazo	343,293	(3)	6.8%	-		0.0%	343,293	3.4%
Citadel	298,520	(4)	5.9%	-		0.0%	298,520	2.9%

(1)	The mailing address for each listed shareholder is c/o Atlas Critical Minerals Corporation, Rua Antônio de Albuquerque, 156, Suite 1720, Belo Horizonte, MG, 30112-010, Brazil.

(2)	Since 2016, Mr. Fogassa has owned the only outstanding share of our Series A Convertible Preferred Stock (“Preferred A Stock”). The Certificate of Designations, Preferences and Rights of our Preferred A Stock provides that for so long as Preferred A Stock is issued and outstanding, the holders of Preferred A Stock shall vote together as a single class with the holders of our common stock, with the holders of Preferred A Stock being entitled to 51% of the total votes on all matters regardless of the actual number of shares of Preferred A Stock then outstanding, and the holders of common stock being entitled to their proportional share of the remaining 49% of the total votes based on their respective voting power. Mr. Fogassa is thus deemed to have voting control on all matters requiring a stockholder vote.

(3)	Information relating to Mr. Zelazo was based as of January 9, 2026, following the Offering.

(4)	Information relating to Citadel was based on the Schedule 13G filed with the SEC on January 20, 2026.

Major Shareholders - Comparison to prior years

As of December 31, 2024 and December 31, 2023, Mr. Fogassa beneficially owned 931,475 and 146,309 shares of our common stock, representing 33.5% and 18.1% of our total shares then-outstanding, respectively.

As of December 31, 2024 and December 31, 2023, Atlas Lithium Corporation beneficially owned 908,467 and 221.049 shares of our common stock, representing 32.7% and 28.7% of our total shares then-outstanding, respectively.

Item 7.B. Related Party Transactions.

During 2024, we formally memorialized an agreement with Atlas Lithium, a related party, with respect to an intercompany loan facility between the parties. The loan facility bears annual interest at 6.5% and is payable in full in 5 years from its beginning. Following the uplisting on Nasdaq in January 2026, the Company used part of the funds raised to repay the loan owed to Atlas Lithium. Currently, there is no outstanding balance between the Company and Atlas Lithium.

On October 31, 2024, we entered into an agreement with Atlas Lítio do Brasil Ltda (an affiliate) to put in place a cost sharing agreement between the parties. The agreement was constructed to rationalize the use of resources from the Geology department between the parties. All shared costs are accrued for on a monthly basis and paid quarterly. We owed $83,493 to Atlas Lítio do Brasil Ltda as of December 2025. Currently, we owe $26,367 to Atlas Lítio do Brasil Ltda.

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

Option Agreement with Atlas Lithium Corporation

On December 19, 2024, we entered into the Option Agreement with Atlas Lithium, pursuant to which we acquired an option to acquire 100% of the equity interests of Brazil Minerals Resources Corporation, a wholly-owned subsidiary of Atlas Lithium Corporation. As consideration for the Option, we issued to Atlas Lithium 66,496 shares of our common stock, representing $500,000 divided by a value per share of $7.519. For more information, see “Item 4.A. Information on the Company—History and Development of the Company.”

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

The financial statements as required under Item 18 of Form 20-F are attached hereto and found immediately following the text of this Annual Report. The audit report of Pipara & Co LLP, our independent registered public accounting firm, is included herein immediately preceding the financial statements.

8.A.7. Legal/Arbitration Proceedings.

None that are material.

8.A.8. Policy on Dividend Distributions.

No dividends are intended to be declared or paid by us in the foreseeable future.

8.B. Significant Changes.

None

Item 9. The Offer and Listing.

Our common stock symbol is “ATCX” and we are currently listed on Nasdaq Capital Markets.

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

Reverse Stock Split

On December 3, 2025, we filed a Certificate of Amendment to our Articles of Incorporation (the “Amendment”) with the Republic of the Marshall Islands effecting a reverse stock split of our issued and outstanding shares of common stock at a ratio of 1-for 12 (the “Reverse Stock Split”), prior to the listing of our common stock on Nasdaq.

Following the Reverse Stock Split, each twelve (12) shares of our issued and outstanding shares of common stock was automatically converted into one issued and outstanding share of common stock, without any change in par value per share. No fractional shares were issued as a result of the Reverse Stock Split and no cash or other consideration was paid. Instead, we issued one whole share of the post-split common stock to any stockholder who otherwise would have received a fractional share as a result of the Reverse Stock Split. The Reverse Stock Split did not affect the number of shares of authorized stock.

Unless otherwise noted, we have retroactively adjusted all share amounts and per share data herein to give effect to the Reverse Stock Split.

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

10.C. Material Contracts.

The following descriptions of the material provisions of the referenced agreements do not purport to be complete and are subject to and qualified in their entirety by reference to the agreements.

On July 27, 2016, we entered into a Registration Rights Agreement (as defined herein) with Atlas Lithium, pursuant to which Atlas Lithium will have the right to participate in certain securities registrations under the Securities Act.

On October 31, 2024, we entered into the Merger Agreement with Apollo Resources Corporation, pursuant to which Apollo Resources Corporation merged with and into us, with us being the surviving entity of the Merger. The Merger was consummated on November 19, 2024.

On December 19, 2024, we entered into the Option Agreement with Atlas Lithium, pursuant to which we acquired an option to acquire 100% of the equity interests of Brazil Minerals Resources Corporation, a wholly-owned subsidiary of Atlas Lithium Corporation.

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

10.F. Dividends and Paying Agents.

Not applicable.

10.G. Statement by Experts.

Orlando Garcia Rocha Filho (“Orlando”) is a professional Geologist whose education and experience satisfy the requirements of a “qualified person” under S-K 1300 and who prepared the Rio Piracicaba Technical Report Summary. Orlando is not an affiliated with us or has any interest in us and has approved the summary of the Rio Piracicaba Technical Report Summary set forth in this “Properties” section.

Bruno Vieira Pereira (“Bruno”) is a professional Engineer whose education and experience satisfy the requirements of a “qualified person” under S-K 1300 and who prepared the Rio Piracicaba Technical Report Summary. Bruno is not an affiliated with us or has any interest in us and has approved the summary of the Rio Piracicaba Technical Report Summary set forth in this “Properties” section.

SGS Canada Inc. is a third-party firm that employs a professional geologist whose education and experience satisfy the requirements of a “qualified person” under S-K 1300 and who prepared the Alto Paranaíba, the Malacacheta and the Iporá Technical Reports Summary. Neither SGS Canada Inc. nor such qualified person is affiliated with us or has any interest in us and has approved the summaries of the Technical Reports set forth in this “Properties” section.

10.H. Documents on Display.

We are subject to the informational requirements of the Exchange Act applicable to foreign private issuers and, in accordance with these requirements, we file reports with the SEC. As a foreign private issuer, we are exempt from the rules under the Exchange Act relating to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

You may read and copy any documents that we file with the SEC, including this Report and the related exhibits, without charge at the web site maintained by the SEC at www.sec.gov.

10.I. Subsidiary Information.

Not applicable.

10.J. Annual Report to Securities Holders

Not applicable.

Item 11. Quantitative and Qualitative Disclosure about Market Risk.

We consider market risk to be the potential loss arising from adverse changes in market rates and prices. In the ordinary course of our business as currently conducted, which primarily consists of our mining development activities, we are not exposed to market risk of the sort that may arise from changes in commodity prices, interest rates or foreign currency exchange rates.

Foreign Exchange Risk

Foreign currency risk is created by fluctuations in the fair value or cash flows of financial instruments due to changes in foreign exchange rates. Our foreign currency risk arises primarily with respect to the Brazilian real, as fluctuations in the exchange rates between these currencies and the U.S. dollar could have a material impact on our business, results of operations, and financial condition.

Interest Rate Risk

As of the date of this report on Form 20-F, we have no floating rate indebtedness.

Item 12. Description of Securities Other than Equity Securities.

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

None material.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not applicable.

Item 15. Controls and Procedures.

(a) Disclosure Controls And Procedures

Our management has evaluated the design, operation, and effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act as of December 31, 2025. On the basis of that evaluation, management concluded that our disclosure controls and procedures are designed, and are effective, to provide reasonable assurance that the information required to be disclosed in reports filed or submitted pursuant to the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the SEC, and that such information is accumulated and communicated to management to allow timely decisions regarding required disclosure.

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

Our management performed an assessment of the effectiveness of our internal control over financial reporting at December 31, 2025, utilizing the criteria described in the “Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. The objective of this assessment was to determine whether our internal control over financial reporting was effective on December 31, 2025.

Based on the management’s assessment, we have concluded that our internal control over financial reporting was effective on December 31, 2025.

(c) Attestation Report of the Registered Public Accounting Firm.

Not applicable.

(d) Changes In Internal Control Over Financial Reporting.

There have been no changes in our internal control over financial reporting during the year ended December 31, 2025, which have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. Reserved

16A. Audit Committee Financial Expert

Nasdaq rules require that our Audit Committee be composed of at least three members all of whom are “independent directors” who are “financially literate” as defined under the Nasdaq listing standards. While we established an Audit Committee, we intend to utilize the phase-in provisions of Rule 5615(b) for the composition of the Audit Committee requirement so that the Company has three Audit Committee members who are considered independent under the rules of the Nasdaq Stock Market.

The Nasdaq listing standards define “financially literate” as being able to read and understand fundamental financial statements, including a company’s balance sheet, income statement and cash flow statement. In addition, we are required to certify to Nasdaq that the committee has, and will continue to have, at least one member who has past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background that results in the individual’s financial sophistication. As of the date hereof, our Audit Committee was composed of the following two directors, all of whom have been affirmatively determined by our Board of Directors to meet the definition of “independent director” for purposes of serving on an Audit Committee under Rule 10A-3 and Nasdaq rules, all of whom qualify as financial experts:

1.	Agenor Narciso Drumond de Cuculicchio, Esq.

2.	Gabriel Santos Cordeiro de Andrade, Esq.

Mr. Andrade is an independent member of our Audit Committee who qualifies as an “audit committee financial expert” as defined in Item 407(d)(5) of Regulation S-K.

Item 16B. Code of Ethics.

We have adopted a code of ethics to apply to all of our directors, officers, and employees.

Item 16C. Principal Accountant Fees and Services.

Pipara & Co. LLP has served as our independent registered public accounting firm for our financial statements as of December 31, 2025 and has audited our fiscal years ended December 31,2024 and 2023. This firm billed the following fees to us for professional services related to such date and periods:

	2025	2024	2023
Audit Fees	$85,717	46,500	22,000
Audit-Related Fees	—	—	—
Tax Fees	—	—	—
All Other Fees	—	—	—
Total	$85,717	46,500	22,000

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

None.

Item 16F. Change in Registrant’s Certifying Accountant.

Not applicable.

Item 16G. Corporate Governance.

Nasdaq Listing Rules require listed companies to have, among other things, a majority of its board members be independent. The corporate governance practice in our home country does not require a majority of our board to consist of independent directors. Although, as a foreign private issuer, we are permitted to follow home country practice in lieu of the above requirements, we will comply with the above requirement from Nasdaq within one year of listing.

In addition, Nasdaq Listing Rules also require foreign private issuers to have a compensation committee, a nominating/corporate governance committee composed entirely of independent directors, and an audit committee with a minimum of three members. Even though we, as foreign private issuers, are not subject to these requirements, we already have all the required committees and will fully comply with Nasdaq Listing Rules requirements within one year from the listing.

Nasdaq Listing Rules may require shareholder approval for certain corporate matters, such as requiring that shareholders be given the opportunity to vote on all equity compensation plans and material revisions to those plans, certain common share issuances. We intend to comply with the requirements of Nasdaq Listing Rules in determining whether shareholder approval is required on such matters and to appoint a nominating and corporate governance committee.

Item 16H. Mine Safety Disclosure.

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

Item 16J. Insider Trading Policies.

We have adopted an insider trading policy, which is included in this Annual Report on Form 20-F as exhibit 10.4.

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

Item 18. Financial Statements.

The financial statements required by this item are found at the end of this annual report, beginning on page F-1.

Item 19. Exhibits.

Exhibit Number	Description of Exhibit

1.1	Amended and Restated Articles of Incorporation of the Company (Incorporated by reference to Exhibit 3.1 to the Company’s Report on Form F-1/A, filed with the SEC on January 2, 2026)

1.2	Articles of Amendment, dated as of December 20, 2024, to the Amended and Restated Articles of Incorporation of the Company (Incorporated by reference to Exhibit 3.2 to the Company’s Report on Form F-1/A, filed with the SEC on January 2, 2026)

1.3	Certificate of Correction, dated as of January 27, 2025, to Articles of Amendment of the Company (Incorporated by reference to Exhibit 1.3 to the Company’s Form 20-F filed February 28, 2025).

1.4	Amended and Restated Bylaws of the Company (Incorporated by reference to Exhibit 1.2 of the Company’s Report on Form 6-K, filed with the SEC on November 22, 2024)

2.1	Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock of the Company (Incorporated by reference to Exhibit 1.4 to the Registration Statement on Form F-1, filed with the SEC on December 1, 2016)

3.1	Registration Rights Agreement, dated as of July 27, 2016, by and between the Company and Atlas Lithium Corporation (f/k/a Brazil Minerals, Inc.) (Incorporated by reference to Exhibit 10.2 to the Registration Statement on Form F-1, filed with the SEC on December 1, 2016)

4.1	Agreement and Plan of Merger, dated as of October 31, 2024, by and between Jupiter Gold Corporation and Apollo Resources Corporation (Incorporated by reference to Exhibit 4.1 to the Company’s Report on Form 6-K, filed with the SEC on November 6, 2024)

4.3	Jupiter Gold Corporation 2016 Incentive Plan (Incorporated by reference to Exhibit 10.7 of the Company’s Registration Statement on Form F-1, filed with the SEC on December 1, 2016)

8.1	List of subsidiaries of Atlas Critical Minerals Corporation*

10.1	Amended and Restated Employment Agreement by and between the Company and Marc Fogassa, dated June 26, 2024 (Incorporated by reference to Exhibit 10.3 of the Company’s Registration Statement on Form F-1, filed with the SEC on January 2, 2026)

10.2	Executive Employment Agreement dated October 30, 2025, by and between the Company and Igor Tkachenko*

10.3	Option Agreement, dated as of December 19, 2024, between Jupiter Gold Corporation and Atlas Lithium Corporation (incorporated by reference to Exhibit 4.2 to the Company’s Form 20-F, filed on February 28, 2025)

10.4	Insider Trading Policy*

12.1	Certification of the Company’s Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”)*

12.2	Certification of the Company’s Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act*

13.1	Certification of the Company’s Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act**

13.2	Certification of the Company’s Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act**

15.1	Consent of Pipara & Co LLP – Auditor’s report for the consolidated financial statements for the year ended December 31, 2025 – Atlas Critical Minerals Corporation

96.1	Technical Report Summary regarding the Rio Piracicaba Project, updated as of June 16, 2025 (Incorporated by reference to Exhibit 96.1 to the Registration Statement on Form F-1, filed with the SEC on January 2, 2026)

96.2	Technical Report Summary regarding the Alto do Paranaiba Project, Minas Gerais State, Brazil (incorporated by reference to Exhibit 96.1 to the Company’s Form 6-K filed on August 14, 2025)

96.3	Technical Report Summary regarding the Malacacheta Project, Minas Gerais State, Brazil (incorporated by reference to Exhibit 96.1 to the Company’s Form 6-K filed on November 12, 2025)

96.4	Technical Report Summary regarding the Iporá Project, Goiás State, Brazil (incorporated by reference to Exhibit 96.1 to the Company’s Form 6-K, filed on October 3, 2025)

99.1	Immaterial Mineral Rights of Atlas Critical Minerals Corporation (Incorporated by reference to Exhibit 99.1 to the Registration Statement on Form F-1, filed with the SEC on January 2, 2026)

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document Section 1350

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*Filed herewith.

** Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ATLAS CRITICAL MINERALS CORPORATION
(Registrant)

/s/ Marc Fogassa
By:	Marc Fogassa
Title:	Chief Executive Officer

Date: February 20, 2026

ATLAS CRITICAL MINERALS CORPORATION

FINANCIAL STATEMENTS

December 31, 2025 and 2024

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Atlas Critical Minerals Corporation (ATCX)

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Atlas Critical Minerals Corporation (ATCX) and its subsidiaries (the “Company”) as of December 31, 2025 and 2024, the related statements of operations and comprehensive loss, changes in stockholders’ equity, and cash flows for each of the two years in the period ended December 31, 2025 and 2024, and the related notes (collectively referred to as the “Consolidated financial statements”). In our opinion, based on our audit, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024 and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2025 and 2024 in conformity with accounting principles generally accepted in the United States of America.

Company’s Ability to Continue as a Going Concern

The Company suffered losses from operations in CY 2025 and CY2024 and has an accumulated deficiency in the period ended December 31, 2025 and 2024 that raises substantial doubt about its ability to continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the accompanying consolidated financial statements have been prepared on a going-concern basis. Management’s plans to alleviate this substantial doubt are also described in Note 1 and include the completion of an upsized firm commitment underwritten public offering of the Company’s common stock in January’2026, which resulted in net proceeds of approximately $9.7 million. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ Pipara & Co LLP

For, Pipara & Co LLP (6841)

We have served as the Company’s auditor since 2024

Place: Mumbai, India

Date: February 20, 2026

ATLAS CRITICAL MINERALS CORPORATION

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,	December 31,
	2025	2024	2023

ASSETS
Current assets:
Cash and cash equivalents	$30,220	$396,216	$92,813
Accounts Receivable	$28,539	$47,682	-
Taxes recoverable	$18,177	$26	-
Inventories	$36,493	$171,726	-
Other current assets	$596,833	$47,772	$3,621
Total current assets	$710,262	$663,422	$96,434
Other non-current assets	-	-	-
Property and equipment, net	1,940,613	1,717,488	320,700
Total assets	$2,650,875	$2,380,910	$417,134

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$721,789	$346,346	$59,009
Related party transactions	$1,088,540	$872,942	$674,461
Other current liabilities	$8,830	$8,083	$648
Total current liabilities	$1,819,159	$1,227,371	$734,118

Non Current liabilities:
Other non-current liabilities	$27,242	$33,961	$4,729
Total non-current liabilities	$27,242	$33,961	$4,729

Total liabilities	$1,846,401	$1,261,332	$738,847

Stockholders’ equity:
Series A preferred stock, $0.001 par value, 10,000,000 shares authorized; 1 share issued and outstanding		-	-

Common stock, $0.001 par value. 190,000,000 shares authorized; 3,474,972 and 2,778,061 and 806,208 shares issued and outstanding as of December 31, 2025, December 31, 2024, December 31, 2023 respectively	3,475	2,778	806

Additional paid-in capital	15,871,112	10,931,692	3,944,155
Accumulated other comprehensive loss	(504,376)	(669,350)	(66,366)
Accumulated deficit	(14,565,737)	(9,145,542)	(4,200,308)
Total stockholders’ equity	804,474	1,119,578	(321,713)
Total liabilities and stockholders’ equity	2,650,875	2,380,910	417,134

The accompanying notes are an integral part of the consolidated financial statements.

ATLAS CRITICAL MINERALS CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,
	2025	2024	2023

Gross revenues	$121,387	$748,654	$-
Sales deductions	$(28,896)	$(81,523)	$-
Revenue	$92,491	$667,131	$-
Cost of revenue	$(151,922)	$(401,437)	$-
Gross profit	$(59,431)	$265,694	$-
Operating expenses:
General and administrative	$(3,370,391)	$(1,054,124)	$(942,735)
Stock based compensation	$(1,923,217)	$(849,513)	$(115,038)
Total operating expenses	$(5,293,608)	$(1,903,637)	$(1,057,773)
Loss from operations	$(5,353,039)	(1,637,943)	$(1,057,773)
Other expense (income):
Other (expense) income	$(22,827)	$(24,577)	$(14,072)
Finance (costs) income	$(44,329)	$(31,716)	$-
Total other expense (income)	$(67,156)	$(56,293)	$(14,072)
Loss before provision for income taxes	$(5,420,195)	$(1,694,236)	$(1,071,845)
Provision for income taxes	$-	$(18,887)	$-
Net loss	$(5,420,195)	$(1,713,123)	$(1,071,845)

Basic and diluted loss per share
Net loss per share	$(1.69)	$(1.52)	$(1.42)

Weighted-average number of common shares outstanding:
Basic and diluted	3,204,153	1,120,598	752,476

Comprehensive loss:
Net loss	$(5,420,195)	$(1,713,123)	$(1,071,845)
Foreign currency translation adjustment	$164,974	$(63,575)	$(35,489)
Comprehensive loss	$(5,255,221)	$(1,776,698)	$(1,107,334)

The accompanying notes are an integral part of the consolidated financial statements.

ATLAS CRITICAL MINERALS CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

	Series A Preferred Stock		Common Stock		Additional Paid-in	Other Comprehensive	Accumulated	Total Stockholders’
	Shares	Value	Shares	Value	Capital	Income (Loss)	Deficit	Equity
Balance, December 31, 2021	1	$-	512,351	$512	$2,610,234	$(23,927)	$(2,471,088)	$115,834

Issuance of common stock in connection with sales made under private offerings	-	-	154,469	$154	$489,721	$-	$-	$489,875
Stock based compensation	-	-	9,742	$10	$116,889	$-	$-	$116,899
Change in foreign currency translation	-	-	-	$-	$-	$(6,950)	$-	$(6,950)
Net income (loss)	-	-	-	$-	$-	$-	$(657,375)	$(657,375)

Balance, December 31, 2022	1	$-	676,562	$676	$3,216,947	$(30,877)	$(3,128,463)	$58,283

Issuance of common stock in connection with sales made under private offerings	-	-	68,932	$69	$612,231	$-	$-	$612,300
Stock based compensation	-	-	60,715	$60	$114,978	$-	$-	$115,038
Change in foreign currency translation	-	-	-	$-	$-	$(35,489)	$-	$(35,489)
Net income (loss)	-	-	-	$-	$-	$-	$(1,071,845)	$(1,071,845)

Balance, December 31, 2023	1	$-	806,209	$806	$3,944,156	$(66,366)	$(4,200,308)	$(321,713)
Issuance of common stock in connection with sales made under private offerings	-	-	250,764	$250	1,581,999	-	-	1,582,250
Effects of the merger with Apollo Resources Corp.	-	-	1,539,340	$1,540	4,542,706	(539,409)	(3,232,111)	772,726
Stock based compensation	-	-	181,748	$182	862,831	-	-	863,013
Change in foreign currency translation	-	-	-	-	-	(63,575)	-	(63,575)
Net income (loss)	-	-	-	-	-	-	(1,713,123)	(1,713,123)

Balance, December 31, 2024	1	-	2,778,061	2,778	10,931,692	(669,350)	(9,145,542)	1,119,578

Issuance of common stock in connection with sales made under private offerings	-	-	448,759	449	2,516,451	-	-	2,516,900
BMR Purchase Option Agreement	-	-	66,496	66	499,934	-	-	500,000
Stock based compensation	-	-	181,656	182	1,923,035	-	-	1,923,217
Change in foreign currency translation	-	-	-	-	-	164,974	-	164,974
Net income (loss)	-	-	-	-	-	-	(5,420,195)	(5,420,195)
Balance, December 31, 2025	1	-	3,474,972	3,475	15,871,112	(504,376)	(14,565,737)	804,474

The accompanying notes are an integral part of the consolidated financial statements.

ATLAS CRITICAL MINERALS CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,
	2025	2024	2023

Cash flows from operating activities of continuing operations:
Net loss	$(5,420,195)	$(1,713,123)	$(1,071,845)
Adjustments to reconcile net loss to cash used in operating activities:
Stock based compensation and services	$1,923,217	$849,513	$115,038
Interest expense	46,807	$-	$-
Provisions for contingencies	$14,010	$16,770	$-
Depreciation and amortization	$18,228	$206	$-
Impairment losses	$-	$-	$56,536
Gain/loss in foreign exchange transactions	$(4,724)	$(698)	-
Changes in operating assets and liabilities:
Accounts payable	$330,132	$305,214	$41,141
Accounts payable and accrued expenses
Income taxes, net	$-	$(18,887)	$-
Inventories	$151,167	$(205,128)	-
Trade receivable and other assets	$(41,728)	$(80,815)	$(3,566)
Net cash used in operating activities	$(2,983,086)	$(846,948)	$(862,696)

Cash flows from investing activities:
Cash received from the merger transaction	$-	$2,857
Acquisition of capital assets	$(67,304)	$(156,575)	$-
Net cash used in investing activities	$(67,304)	$(153,718)	$-

Cash flows from financing activities:
Related party	$167,241	$(283,334)	$638,545
Net proceeds from sale of common stock	$2,516,900	$1,595,750	$291,600
Net cash provided by financing activities	$2,684,141	$1,312,416	$930,145

Effect of exchange rates on cash and cash equivalents	$253	$(8,347)	$(74)
Net increase in cash and cash equivalents	$(365,996)	$303,403	$67,375
Cash and cash equivalents at beginning of period	$396,216	$92,813	$25,438
Cash and cash equivalents at end of period	$30,220	$396,216	$92,813

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

ATLAS CRITICAL MINERALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION, BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business

On July 27, 2016, Atlas Critical Minerals Corporation (“Atlas Critical Minerals”) was incorporated as Jupiter Gold Corporation (“Jupiter Gold”) under the laws of the Republic of the Marshall Islands. Concurrently, Atlas Lithium Corporation (“Atlas Lithium”), a Nevada corporation, exchanged its 99.99% ownership in Mineração Jupiter Ltda (“MJL”), a Brazilian company, for 4,000,000 shares of Jupiter Gold’s common stock. Atlas Lithium held an approximate 28.06% interest in the Company as of December 31, 2025. The Company trades under the symbol “ATCX” on the Nasdaq Capital Market (“Nasdaq”).

On October 31, 2024, the Company and Apollo Resources Corporation, a Republic of the Marshall Islands corporation (“Apollo”), entered into an Agreement and Plan of Merger, which provided for, among other things, the merger of Apollo with and into the Company (the “Merger”), with the Company continuing its corporate existence as the surviving corporation. Prior to the Merger, Apollo Resources was 44.66% owned by Atlas Lithium and 39.87% owned by Marc Fogassa, our Chief Executive Officer and Chairman.

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

The Company’s mineral properties are in exploration or pre-exploration phases except for the following:

●	Rio Piracicaba Iron Ore Project: located in Rio Piracicaba, in the Iron Ore Quadrangle region of Minas Gerais state; our project is fully permitted for an open pit mine operation and a dry processing facility. The Company has entered into a lease agreement with a third party (“Lessee”). The Lessee is responsible for the mining activities and pays the Company an amount for each tonne mined based on a percentage of the international price of iron ore 62% Fe. Such iron ore operations started on November 28, 2025 and resulted in net revenues of $24,693 in 2025.

●	Quartzite Project: located in Minas Gerais state. In 2024, operations were started, and we produced and sold both quartzite blocks and beneficiated slabs to clients in Brazil and abroad. Net revenues generated during 2024 amounted to $667,131, compared to $67,798 in 2025 because the quartzite operations were stopped to address some operational issues arising from a notification received by the environmental authorities and are planned to resume during the second half of 2026.

Segment reporting

The Company has one reportable segment: mining. The mining segment derives revenue in Brazil by mining, beneficiating and selling material mined from the Company’s several mining rights. Currently the Company generates revenue solely from two operating projects: Quartzite and Iron Ore. The other mining projects are in exploration phase.

The accounting policies of the mining segment are the same as those described in the summary of significant accounting policies.

The chief operating decision maker (CODM) of the mining segment is the Company’s chief executive officer. The CODM regularly reviews the revenue, significant expenses categories, including exploration and evaluation costs, and general and administrative expenses.

Total segment assets as of December 31, 2025, were $2,650,875, primarily consisting of Mineral rights. These mineral rights are used by the CODM in decision-making, including resources allocation, based on the exploration plan for the assets.

The CODM uses the gross profit of the reportable segment, presented on the Company’s consolidated statements of operation, as the only profit and loss measure for the decision-making process for the allocation of resources.

All of the Company’s revenue and long-lived assets are located in Brazil. For the year ended December 31, 2025, the Company had 4 customers accounting for more than 10% of the Company’s revenue each (the combination of them represented 88%).

Basis of Presentation

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles (“GAAP”) of the United States of America and are expressed in United States dollars. For the years ended December 31, 2025, 2024 and 2023, the consolidated financial statements include the accounts of the Company, its 99.99% owned subsidiary, Mineração Jupiter Ltda and the 100% owned subsidiaries Mineração Apollo Ltda, Mineração Duas Barras Ltda and RST Recursos Minerais Ltda.

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

Going Concern

The consolidated financial statements have been prepared on a going concern basis which contemplates the realization of assets and the settlement of liabilities in the normal course of business. The Company has incurred losses since its inception and has not yet generated material revenues from the sale of its products or services. These factors created substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustment that might be necessary if the Company is unable to continue as a going concern.

The Company announced on January 12, 2026 the closing of its upsized firm commitment underwritten public offering of 1,380,000 shares of its common stock, including 180,000 shares of its common stock pursuant to the full exercise of the underwriters’ over-allotment option, at a public price of $8.00 per share. The net proceeds from the offering were approximately $9.7 million after deducting offering expenses and underwriting discounts and commissions.

Following the offering in January 2026, the Company believes it has sufficient cash to fund normal operations and meet debt obligations for the next 12 months and therefore the financial statements have been prepared on a going concern basis.

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

As of December 31, 2025, the Company did not have any level 2 or 3 assets or liabilities.

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses. The carrying amount of these financial instruments approximates fair value due to either length of maturity or interest rates that approximate prevailing market rates unless otherwise disclosed in these consolidated financial statements.

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents to the extent that the funds are not being held for investment purposes. Funds held in Brazilian banks are insured up to 250,000 Brazilian Real (approximately $45,455 based on the December 31, 2025 exchange rate).

Trade Receivable

Trade receivables represent amounts to be received from clients due to the sale of quartzite products and the lease of of one of our iron ore mineral rights. The Company recognizes it following revenue recognition when control of the product is transferred to customers and the company has an unconditional right to receive payment for it.

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

Mineral Properties

Costs of exploration, carrying and retaining unproven mineral lease properties are expensed as incurred. Mineral property acquisition costs, including licenses and lease payments, are capitalized. Impairment losses are recorded on mineral properties used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amount. The Company did not recognize any impairment losses related to mineral properties held during the years ended December 31, 2025, 2024 and 2023.

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

Basic Earnings (Loss) Per Share

The Company computes loss per share in accordance with ASC Topic 260, Earnings per Share, which requires presentation of both basic and diluted earnings per share on the face of the statement of operations. Basic loss per share is computed by dividing net loss available to common shareholders by the weighted average number of outstanding common shares during the period. Diluted loss per share gives effect to all dilutive potential common shares outstanding during the period. As of December 31, 2025, the Company’s potentially dilutive securities relate to common stock issuable in connection with options. Diluted EPS excludes all dilutive potential shares if their effect is anti-dilutive.

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

In May 2025, the FASB issued ASU 2025-03, Business Combinations and Consolidation — Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity. The amendments in this Update require an entity involved in an acquisition transaction effected primarily by exchanging equity interests when the legal acquiree is a VIE that meets the definition of a business to consider the factors in paragraphs 805-10-55-12 through 55-15 to determine which entity is the accounting acquirer. The amendments in this Update are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. The Company will analyse the impacts of this Update in the upcoming years and anticipate that it will not adopt the Update early.

In May 2025, the FASB issued ASU 2025-04, Compensation—Stock Compensation (Topic 718) and Revenue from Contracts with Customers (Topic 606): Clarifications to Share-Based Consideration Payable to a Customer. The amendments in this Update revise the Master Glossary definition of the term performance condition for share-based consideration payable to a customer. The revised definition incorporates conditions (such as vesting conditions) that are based on the volume or monetary amount of a customer’s purchases (or potential purchases) of goods or services from the grantor (including over a specified period of time). The revised definition also incorporates performance targets based on purchases made by other parties that purchase the grantor’s goods or services from the grantor’s customers. The revised definition of the term performance condition cannot be applied by analogy to awards granted to employees and nonemployees in exchange for goods or services to be used or consumed in the grantor’s own operations. The amendments in this Update are effective for all entities for annual reporting periods (including interim reporting periods within annual reporting periods) beginning after December 15, 2026. Early adoption is permitted for all entities. Management does not expect this new guidance to have any impacts on the Company’s consolidated financial statements.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. The amendments in this Update provide (1) all entities with a practical expedient and (2) entities other than public business entities with an accounting policy election when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606, as follows:

1. Practical expedient. In developing reasonable and supportable forecasts as part of estimating expected credit losses, all entities may elect a practical expedient that assumes that current conditions as of the balance sheet date do not change for the remaining life of the asset.

2. Accounting policy election. An entity other than a public business entity that elects the practical expedient is permitted to make an accounting policy election to consider collection activity after the balance sheet date when estimating expected credit losses.

The amendments will be effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Management does not expect this new guidance to have material impacts on the Company’s consolidated financial statements.

In September 2025, the FASB issued ASU 2025-07, Derivatives and Hedging (Topic 815) and Revenue from Contracts with Customers (Topic 606) — Derivatives Scope Refinements and Scope Clarification for Share-Based Noncash Consideration from a Customer in a Revenue Contract. The amendments in this Update exclude from derivative accounting nonexchange-traded contracts with underlying that are based on operations or activities specific to one of the parties to the contract. However, this scope exception does not apply to (1) variables based on a market rate, market price, or market index, (2) variables based on the price or performance of a financial asset or financial liability of one of the parties to the contract, (3) contracts (or features) involving the issuer’s own equity that are evaluated under the guidance in Subtopic 815-40, Derivatives and Hedging—Contracts in Entity’s Own Equity, and (4) call options and put options on debt instruments. The amendments in this Update are effective for all entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. Early adoption is permitted. Management does not expect this new guidance to have material impacts on the Company’s consolidated financial statements.

In November 2025, the FASB issued ASU 2025-09, Derivatives and Hedging (Topic 815) — Hedge Accounting Improvements. The amendments in this Update clarify certain aspects of the guidance on hedge accounting and to address several incremental hedge accounting issues arising from the global reference rate reform initiative. For public business entities, the amendments in this Update are effective for annual reporting periods beginning after December 15, 2026, and interim periods within those annual reporting periods. Management does not expect this new guidance to have material impacts on the Company’s consolidated financial statements.

In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270) — Narrow-Scope Improvements. The amendments in this Update clarify interim disclosure requirements and the applicability of Topic 270. The amendments in this Update are effective for interim reporting periods within annual reporting periods beginning after December 15, 2027. The Company will analyse the impacts of this Update in the upcoming years and anticipate that it will not adopt the Update early.

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

NOTE 3 – COMPOSITION OF CERTAIN FINANCIAL STATEMENT ITEMS

Inventories

Inventories are composed of quartzite blocks and slabs generated by the cut and polishing process of the blocks. Both products are actively sold in the market, therefore considered finished products:

	December 31
	2025	2024	2023
Quartzite unprocessed blocks	-	116,143	-
Quartzite processed slabs	36,493	55,583	-
Total	36,493	171,726	-

Quartzite inventories only contain slabs produced through the cutting and polishing of natural quartzite, which are currently stored in the manufacturer’s warehouse. Slabs are actively sold in the market and classified as finished goods.

Property and Equipment, Net

The following table sets forth the components of the Company’s property and equipment as at December 31, 2025, 2024 and 2023:

	December 31, 2025
	Cost	Accumulated Depreciation	Net Book Value

Computers and office equipment	$6,453	(1,290)	5,163
Machinery and equipment	469,472	(14,845)	454,627
Mining Rights (1)	1,446,843	(749)	1,446,094
Land	20,250	-	20,250
Facilities	16,327	(1,848)	14,479
Total fixed assets	$1,959,345	(18,732)	1,940,613

	December 31, 2024
	Cost	Accumulated Depreciation	Net Book Value

Computers and office equipment	$5,733	-	$5,733
Machinery and equipment (2)	$452,205	(41)	$452,165
Mining rights (3)	$1,245,274	-	$1,245,274
Facilities	$14,508	(191)	$14,316
Vehicles	$-	-	$-
Total fixed assets	$1,717,720	(232)	$1,717,488

	December 31, 2023
	Cost	Accumulated Depreciation	Net Book Value
Computers and office equipment	$-	-	$-
Machinery and equipment	320,700	-	320,700
Vehicles	-	-	-
Total fixed assets	$320,700	-	320,700

For the years ended December 31, 2025, 2024 and 2023, the Company recorded depreciation expense of $18,282, $209 and $nil, respectively.

(1)	The amortization of mineral rights was triggered by the extraction of iron ore in Rio Piracicaba Project, following the lease agreement entered into by the Company and a third party in 2025.
(2)	In 2024, the Company acquired an excavator to be used in our quartzite operations for a total consideration of R$810,000 ($133,424 at the date of the transaction). In 2023, the Company acquired a gold processing plant from Atlas Lithium at a total price of $320,700. Total paid for the plant acquisition was composed of 320,700 shares issued by the Company at $1.00 each.
(3)	The mining rights addition in 2024 correspond to the impacts of the merger of the Company and Apollo. Mining rights are held by the new subsidiary MAL.

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

Related Party Receivables/Payables

As of December 31, 2025, there are $1,088,540 ($872,942 as of December 31, 2024) of relating parties outstanding balances, represented by 1,005,048 ($851,678 in 2024) of intercompany loans received from Atlas Lithium (which include the impact of interest accrued for in the year ended December 31, 2025 of $46,807 and $10,918 in the year ended December 31, 2024) and $83,493 payable to Atlas Lítio do Brasil Ltda (“ALB”) as a result of a cost sharing agreement through which the Company borrows resources from ALB mainly for Geology-related work ($21,264 as of December 31, 2024).

Following the uplisting on Nasdaq in January 2026, the Company used part of the funds raised to repay the loan owed to Atlas Lithium. Currently, there is no outstanding balance between the Company and Atlas Lithium.

Accounts Payable and Accrued Expenses

	December 31, 2025	December 31, 2024	December 31, 2023
Trade payables	$594,566	305,638	29,989
Payroll and social charges	$116,221	26,220	18,797
Taxes payable	$11,002	14,488	10,223
Total	$721,789	$346,346	$59,009

OTHER CURRENT ASSETS

Other current assets are essentially comprised of the amounts paid to Atlas Lithium following the Option Agreement, pursuant to which we acquired an option to acquire 100% of the equity interests of Brazil Minerals Resources Corporation, a wholly-owned subsidiary of Atlas Lithium.

The table below summarizes the amounts presented as Other Current Assets:

	December 31, 2025	December 31, 2024	December 31, 2023
Option agreement	500,000	-	-
Other	96,833	47,772	3,621
Total	596,833	47,772	3,621

NOTE 4 – STOCKHOLDERS’ EQUITY

Issued and Authorized

As of December 31, 2025, the Company had 3,474,972 shares of its common stock and 1 share of its preferred stock issued and outstanding. As of December 31, 2024, the Company had 2,778,061 shares of its common stock and 1 share of its preferred stock issued and outstanding. As of December 31, 2025, the Company had 190,000,000 (190,000,000 on December 31, 2024) common shares and 10,000,000 (10,000,000 on December 31, 2024) preferred shares authorized.

Common Stock

During the year ended December 31, 2025, the Company issued 696,911 shares of common stock, as follows:

	Number of shares	$
Shares arising from stock-based compensation to executives	181,656	1,923,217
Issuance of shares in connection with sales made under private offerings	448,759	2,516,900
Purchase Option Agreement	66,496	500,000
Total	696,911	4,940,117

During the year ended December 31, 2024, the Company issued and sold 250,764 shares of common stock for cash proceeds of $1,595,750.

During the year ended December 31, 2023, the Company issued and sold 68,932 shares of common stock for cash proceeds of $612,300.

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

Stock Options

During the year ended December 31, 2025, the Company did not issue options to acquire shares of its common stock.

During the year ended December 31, 2024, the Company granted Mr. Fogassa as contractual compensation options to purchase an aggregate of 17,500 shares of its common stock. Such options corresponded to the period between January 1, 2024 to June 30, 2024. The options issued in 2024 were valued at $41,938 in total. The options were valued using the Black-Scholes option pricing model with the following average assumptions: our stock price on date of grant $8.88 to $12.00, a strike price of $0.12 to $12.00, illiquidity discount of 75%, expected dividend yield of 0%, annualized volatility of 241% to 312%, risk-free interest rate of 3.88% to 4.64%, and an expected term of five to ten years.

During the year ended December 31, 2023, the Company granted Mr. Fogassa as contractual compensation options to purchase an aggregate of 35,000 shares of its common stock. Such awards corresponded to the period between January 1, 2023, to December 31, 2023. The options issued in 2023 were valued at $115,038 in total. The options were valued using the Black-Scholes option pricing model with the following average assumptions: our stock price on date of grant $7.80 to $25.20, a strike price of $0.12 to $12.00, illiquidity discount of 75%, expected dividend yield of 0%, annualized volatility of 268% to 364%, risk-free interest rate of 3.42% to 4.73%, and an expected term of five to ten years.

The following table reflects all outstanding and exercisable options as of December 31, 2025. All stock options immediately vest and are exercisable for a period of five to ten years from the date of issuance.

	Number of Options	Average Exercise	Remaining Contractual Life
	Outstanding	Price	(Years)
Outstanding, December 31, 2022	158,750	6.72	4.74
Issued in 2023	35,000	1.80	8.98
Exercised in 2023	92,917	11.76	-
Outstanding, December 31, 2023	100,833	0.48	8.22
Issued in 2024	31,389	5.76	5.62
Exercised in 2024	112,500	0.12	-
Outstanding, December 31, 2024	19,722	11.16	1.85
Issued in 2025	-	-	-
Exercised in 2025	-	-	-
Expired in 2025	13,884	10.80	-
Outstanding, December 31, 2025	5,838	12.00	2.88

Stock Warrants

During the years ended December 31 2025, 2024 and 2023 the company did not issue any warrants.

Restricted Stock Units

During the year ended December 31, 2025, the Company granted RSUs to certain executives of the Company. Each RSU is redeemable for one share of the Company’s common stock immediately upon vesting. The RSUs granted with immediate-vesting and time-vesting conditions were as follows:

1)	113,782 RSUs which vested immediately upon grant.
2)	8,984 RSUs time-vest based, being 25% of the RSUs annually vested from 2025 to 2028.

These RSUs granted with immediate-vesting and time-vesting conditions were issued with a total grant date fair value of $1,005,384, measured using the Company’s volume weighted average price trailing to the date the RSU was granted.

NOTE 5 – SUBSEQUENT EVENTS

In January 2026, the Company successfully completed an underwritten public offering of 1,200,000 shares of its common stock at a public offering price of US$ 8.00 per share. In addition, the underwriters fully exercised their over-allotment option, contributing an additional 180,000 shares to the total offering, resulting in total gross proceeds of approximately US$ 11.0 million, before deducting underwriting discounts and offering expenses.

The proceeds are expected to be used to advance exploration and development activities on the Company’s mineral properties in Brazil and for general working capital purposes.

Concurrently with the offering, the Company received approval for the listing of its common shares on the Nasdaq Capital Market. The Company’s common stock commenced trading on Nasdaq on January 9, 2026, under the ticker symbol “ATCX”.

Appointment of New Vice-President Corporate Strategy

On February 1, 2026, the Company appointed Igor Tkachenko, age 39, as the Company’s new Vice President of Corporate Strategy effectively immediately. In consideration for his services as an officer of the Company, Mr. Tkachenko will: (i) receive cash compensation of $35,000 per month; (ii) receive time-based restricted stock units (“RSUs”) of the Company with value equivalent to two times his annual base salary, which will vest over 24 months, being 25% on each 6-month anniversary of the contract; and (iii) have the opportunity to receive fully vested shares of the Company’s common stock with value equivalent to one time his annual base salary if and when the Company reaches for the first time $300 million in market capitalization as determined by Bloomberg L.P. Mr. Tkachenko will receive separate compensation for his role as Vice-President Corporate Strategy of Atlas Lithium.

In accordance with FASB ASC 855-10 Subsequent Events, the Company has analyzed its operations subsequent to December 31, 2025 to the date these consolidated financial statements were issued, and has determined that it does not have any material subsequent events to disclose in these consolidated financial statements.

.

